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06017375

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'Air Liquide S.A.

*CURRENT ADDRESS 75, quai d'Orsay
75321 Paris Cedex 07
Paris, France

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

FILE NO. 82- 5224 FISCAL YEAR 12/31/05

• *Complete for initial submissions only* •• *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DAT : 10/10/06



AIR LIQUIDE

Annual


Repor

2005

and Report on sustainable development

www.airliquide.c

Annual Report and Report on sustainable development

The Group's profile

The world leader in industrial and medical gases

Total sales: 10,435 million euros
Gas and Services 88% Related activities 12%

Present in over 70 countries, Air Liquide is the world leader in industrial and medical gases and related services.
The Group offers innovative solutions based on constantly enhanced technologies. These solutions, which are consistent with Air Liquide's commitment to sustainable development, contribute to the manufacture of many everyday products and help to preserve life.
Founded in 1902, Air Liquide has developed a relationship of trust and transparency with its shareholders, guided by the principles of corporate governance.

Sales
Gas and Services
€ 9,148 million
- **Industrial Customers 45%**
- **Large Industries 30%**
- **Electronics 9%**
- **Healthcare 16%**

Sales
Related activities
€ 1,287 million
- **Welding materials 40%**
- **Engineering and Construction 33%**
- **Chemicals 16%**
- **Diving 11%**



- 10.4 billion euros in sales almost 80% outside France
- 1 million customers
- 2,680 patented inventions
- Nearly 36,000 employees
- 360,000 shareholders

Sales
by geographic zone
- **Europe 56%**
- **Americas 25%**
- **Asia-Pacific 17%**
- **Africa and Middle East 2%**

Operating income recurring[1]
by geographic zone
- **Europe 61%**
- **Americas 22%**
- **Asia-Pacific 15%**
- **Africa and Middle East 2%**



Men and women
by geographic zone
- **Europe 61%**
- **Americas 21%**
- **Asia-Pacific 15%**
- **Africa and Middle East 3%**



(1) Excluding research centers and corporate.



Creating value for shareholders




AIR LIQUIDE
AIR LIQUIDE

Shareholders' Charter

Shareholders are the focus of Air Liquide's strategy. Our objective is to increase the value of shareholder investment through strong, steady growth in earnings and dividends over the long term. Air Liquide's responsibility towards its shareholders, formalized in the Shareholders' Charter, is based on the following four commitments:



Consideration and respect for all shareholders

- equality of all shareholders:
  1 share = 1 vote (no double-voting rights)
- respect of preferential subscription rights
- absence of anti-takeover bid measures
- restriction of resolutions proposed at Shareholders' Meetings to genuine corporate requirements
- clear and effective communication between the Supervisory Board and the Management Board

Shareholder remuneration and increased investment value over the long-term

- steady long-term growth in earnings
- strong dividend-payout policy: dividend and bonus shares
- higher dividend payouts for loyal registered shareholders

Listening to and informing shareholders

- Shareholders' Communication Committee, frequent meetings with shareholders
- regular publication of information about the Company
- transparency and clarity of financial information published
- consistent and uniform accounting methods
- information sent to all shareholders before meetings

Shareholder Services

- twenty-member Shareholder Services team dedicated to individual shareholder relations
- personalized and low-cost management of directly registered share accounts



Shareholders are central to the concerns of Air Liquide and its managers. Every decision is made in consideration of the medium and long-term interests of shareholders. Air Liquide considers their loyalty over the long-term to be a source of continuity in terms of its strategy for achieving strong earnings growth.




Creating
value
Performance
over 30 years



Sales
in millions of euros


+9.2% average annual growth(2)
10,500
8,400
6,300
4,200
2,100
0
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2004
2005
IFRS

Consolidated 2005 sales amounted to 10,435 million euros, an increase on 2004 of +10.7%.

On a comparable basis (excluding currency, natural gas and perimeter effects), the increase was +6.2%, with, in addition, a perimeter effect of +1.8%, including notably the full year consolidation of the activities acquired from Messer.

Net earnings per share adjusted(1)
in euros


+10.3% average annual growth(2)
8
6
4
2
0
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2004
2005
IFRS

Steady, sustained growth in net earnings per share(3)

In 2005	+19.8%
Over 5 years	+ 8.3%
Over 10 years	+ 9.1%
Over 20 years	+ 7.9%
Over 30 years	+10.3%

(1) Adjusted to account for bonus share issues.
(2) Data calculated over 30 years using accounting standards in force at the time. As of January 1, 2005, standards have changed. These new standards were used for financial years 2004 and 2005.
(3) Weighted average annual growth in net earnings per share (adjusted).


IV







Cash flow
in millions of euros



+10.6% average annual growth (2)
2,000
1,500
1,000
500
0
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2004
2005
IFRS

Dividend per share adjusted (1)
in euros



+9.8% average annual growth (2)
4
3
2
1
0
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2004
2005
IFRS

(1) Adjusted to account for bonus share issues.
(2) Data calculated over 30 years using accounting standards in force at the time. As of January 1, 2005. standards have changed. These new standards were used for financial years 2004 and 2005.

Dividend* proposed for fiscal year 2005
- 3.85 euros per share, an increase of +10% over 2004.
- Distribution rate of 46.3% of net earnings*.
- In compliance with the Articles of Association, registered shareholders who have held their shares continuously since December 31, 2003, will receive a bonus equal to 10% of the dividend paid.

Over a ten-year period
- Dividend distribution regularly increased, on average +11.9% a year,
- Average distribution rate of 43% of net earnings.





82-5


Creating value

Shareholder remuneration and increased investment value over the long-term

Consideration and respect for all shareholders

360,000 individual shareholders

31% of shares registered

1.2% of capital held by Group employees

To the Company's knowledge, no shareholder holds more than 5% of the capital

Share ownership as at December 31, 2005



- Individual shareholders 38.1%
- Foreign institutional investors 36.5%
- French institutional investors 24.9%
- Treasury shares 0.5%

Changes in share capital

Number of shares as of 12.31.2004	109,180,823
Employee share subscription	435,927
Exercise of options	271,725
Cancellation of treasury stock	-350,000
Number of shares as at 12.31.2005	**109,538,475**

Portfolio growth

Value, before tax, as at December 31, 2005, of a portfolio of Air Liquide shares including reinvested gross dividends*, bonus shares and loyalty bonuses:

Duration	Multiplication of the initial investment by	Annual average growth
5 years	1.5	8.8%
10 years	3.1	12.0%
20 years	8.3	11.2%
30 years	66.0	15.0%

Calculation method

- The dividend* (net dividend including tax credit) is reinvested in shares on the first opening day of the Stock Exchange after distribution.
- Fractions* stemming from bonus share allocations are converted into fractional shares.




Air Liquide and the Stock Exchange



Air Liquide
CAC 40
260
240
220
200
180
160
140
120
100
80
60
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Over 10 years, the share price has risen steadily.




		2003	2004	2005
Adjusted share price (euros)[1]	high	128.09	138.50	166.80
	low	95.46	119.09	129.60
	as at 12.31	127.27	136.00	162.50
Number of shares as at 12.31 (thousands)		99,913	109,181	109,538
Market capitalization as at 12.31 (millions of euros)		13,988	14,849	17,800

(1) Adjusted to account for bonus share issues.



Strengthening the dialogue

Listening to and informing shareholders





Meeting in Toulouse

Meeting in Lille



Salon Actionaria (a shareholders' trade fair)

Meeting shareholders

Air Liquide is committed to exchanging information directly with its shareholders through:

- the General Shareholders' Meeting: over 4,200 shareholders were present,
- many Information Meetings outside of Paris: over 2,000 attended these events,
- the Salon Actionaria: over 35,000 people visited the booths of the companies present.









The Shareholders' Communication Committee

This Committee, created in 1987, embodies Air Liquide's commitment to listen to its shareholders and to treat them with respect. Several times a year, its 12 volunteer members meet with Benoît Potier, Chairman of the Management Board, to improve the quality of the relationship between Air Liquide and its individual shareholders, in areas relating to communication and shareholder information. The Committee, a think tank and a source of inspiration, is a representative sample of individual shareholders and acts as a channel between Air Liquide and its individual shareholders by giving a voice to their questions and expectations.

In addition to the Committee's three plenary sessions, sub-committees also meet to address specific matters such as the communication tools, the video presentation of the General Shareholders' Meeting, the Internet site, shareholder documentation, the information meetings outside Paris and enlarging the individual shareholder base.



Members of the Shareholders' Communication Committee

Sabine Benoit (Bassussary - 64)
Laurent Coupier (Aix-en-Provence - 13)
Bernard Dick (Saint-André-les-Vergers - 10)
Vincent Gaffiot (Auxerre - 89)
Jean-Marie Lafollie-Horat (Brandon - 71)
Christophe Neves (Paris - 75)
Claude Negrotto (Marcq-en-Barœul - 59)
Dominique Reuter (Domazan - 30)
Patrick Steidle (Saint Brice Courcelles - 51)
Guy Tessereau (Meylan - 38)
Pierre Troussel (Vélizy - 78)
Dominique Vigneron (Sainte-Adresse - 76)





Providing information regularly, clearly and with transparency

Air Liquide communicates regularly on its activities, development and strategy.

■ **Internet**

- A section dedicated to shareholders on the Internet site. Direct registered shareholders can check their accounts and make on-line stock order entries.
- An e-mail alert system, available to everyone free of charge, to stay informed in real time.
- An e-mail address so that you can ask questions directly: shareholders@airliquide.com.

■ **Publications**

- The Annual Report presents all the latest information on the Group and its strategy.
- The Shareholder's Guide/Summarized Annual Report highlights the past year's key events and provides practical information for every shareholder.
- Financial information: press releases, presentations, recordings of financial analysts' meetings are available on the Internet site.
- Financial notices are published quarterly in the press.
- For the General Shareholders' Meeting, a notice is sent to every shareholder as well as comprehensive minutes of the meeting including the debates and votes.
- Four Letters to Shareholders are sent each year to registered shareholders, holders of bearer shares who voted at the General Shareholders' Meeting and anyone else who requests them. In 2005, two special issues focused on oenology and carbon dioxide.

All this material can be downloaded in French and English from our Internet site.


Air Liquide,
bonne dynamique
en 2005






Information services and account management tools for shareholders

Air Liquide places a premium on the quality of its relationship with individual shareholders, which is central to the promotion of shareholder loyalty.

Shareholder Services

- The 20 members of Shareholder Services are dedicated to serving 360,000 individual shareholders.
- It manages the accounts of direct registered shareholders free of charge and also places their buy and sell orders.

Registered shares

For over ten years, Air Liquide has promoted registering shares among its shareholders, especially via its loyalty bonus program.
In total, as at December 31, 2005:

- 138,000 registered shareholders, 52,000 of whom were direct registered shareholders,
- 31% of all shares were registered,
- 60% of registered shares were held by individual shareholders,
- 50% of individual shareholders' shares were held directly,
- 27.3 million shares, that is 24.9% of share capital, were eligible for the bonus dividend paid out in 2006.

Holding shares in registered form allows Air Liquide to know its shareholders and therefore to:

- establish direct and personalized communication: all correspondence and documents relating to the General Shareholders' Meeting are sent directly to these shareholders,
- reward loyalty through a bonus program: additional 10% on the dividend payment and on shares allocated when bonus shares are issued (for all shares registered by December 31, and held continuously in registered form for more than two calendar years).

Air Liquide plans to expand its services for the benefit of registered shareholders, especially on the Internet.

A 24/7 service

- **An Internet site dedicated to providing shareholders with all the information they need:** www.airliquide.com
- **An e-mail address so you can send your questions to the Shareholder Services team members:** shareholders@airliquide.com
- **N° Vert 0 800 16 61 79 (toll-free number) to check current share price, listen to the Group's weekly news and financial information, find out about the agenda.**

You can also talk to a Shareholder Services team member from 8:30 am to 5 pm or leave a message.








Calendar

2006



April 26
First quarter sales



May 10
General Shareholders' Meeting
at the Palais des Congrès – Paris





May
Air Liquide Village
Information meeting

16 Grenoble
17 Nantes
23 Nancy

June 6
Angers
Information meeting organized by the FFCI



July 26
Half year sales



September 4
Half year earnings



September 19
Le Havre
Information meeting organized by the FFCI



October 23
Besançon
Information meeting organized by the FFCI



October 26
Third quarter sales



November 7
La Rochelle
Information meeting organized by the FFCI



November 17 18
Salon Actionaria (a shareholders' trade fair)
at the Palais des Congrès – Paris











December 18
Perpignan
Information meeting organized by the FFCI

FFCI: French Federation of Investment Clubs



A successful transition



Alain Joly
Chairman of the Supervisory Board

Ladies and Gentlemen,
Dear Shareholders,

In 2005, your Group successfully integrated the Messer activities acquired in 2004 while continuing its growth in new regions of the world including China, Eastern Europe and Russia, and in promising markets such as hydrogen. The results speak for themselves: 2005 was a good year for Air Liquide.

In December, 2005, the Supervisory Board proposed to its shareholders to return to the Group's original management structure with a Board of Directors and placing the CEO's functions under the charge of Benoît Potier. The future Board of Directors would comprise the current members of the Supervisory Board for their remaining tenure, a new member and the current chairman of the Management Board. The existing management structure – a Management Board and a Supervisory Board – approved by the shareholders in 2001, had been set up to ensure both the transition to a renewed management team and the continuity of strategies and objectives. This was successfully accomplished, as the Group's earnings demonstrate.

The proposal to return to a Board of Directors is in keeping with Air Liquide tradition and promotes a close relationship between its managers and the shareholders. This formula has made a real contribution to the Group's performance in the long term. If this change is approved, it will be carried out in compliance with the corporate governance rules that Air Liquide has always supported. The principles of respect for shareholders' rights, the Board's competence and independence and the clear delegation of power in effect in the current structure will naturally be transferred to the new organization.

I am convinced that this organization is the best formula for ensuring the Group's future and serving the interests of its shareholders.





Presence, conquest, innovation: our growth dynamic

How would you evaluate this past year?

Year 2005 was the first full year in which all of Messer's activities were integrated after their acquisition in 2004. For this reason, it was an important step for Air Liquide. Year 2005 was also one of solid growth. The Group took advantage of powerful economic drivers – Asia and North America – while demonstrating its capacity to pursue growth in Europe through innovation, hydrogen and services in Healthcare. Air Liquide grew in all sectors: apart from the change and variation effect in the cost of energy, sales increased by +10.7%, net earnings by +19.7% and +10.9% on a comparable basis[1] and net earnings per share by +19.8%. Major cost increases were offset by improved productivity and commercial action as well as by price indexation in sales contracts. The Air Liquide share rose +19.49% over the year, or an evolution comparable to that of the CAC 40 (+23.39%). I am very pleased with this performance, and our objective is to continue to increase the value of the Air Liquide share over the long term through our growth dynamic.

How did the integration of Messer's activities go?

It was a real success for the Group. The teams carried out this integration quickly and efficiently, which accelerated the realization of synergies beyond expectations. This success is expressed in the figures, but also in the support of Messer's men and women for the Air Liquide employee share offer: the high participation rate by staff in Germany in this project is an excellent demonstration of their commitment to the Group. The next stage, which has just started, is enrichment on the basis of a broadened customer portfolio and increased know-how. It involves a dual approach: the rollout of the Air Liquide offer to former Messer customers and the inclusion of Messer's valuable know-how in the solutions the Group proposes.

Engineering also seems to have had good performances in 2005...

Engineering, which designs and installs gas production units for the Group and third-party customers, recorded a record growth rate in 2005 (+27.1%). This is good news because it means that the industrial world is investing heavily, especially in certain zones with emerging economies that are real market opportunities for Air Liquide. In countries with more developed economies, this growth comes from new needs in health, food, and the environment, which, despite extremely competitive conditions, enables Air Liquide, thanks to innovation, to take advantage of this transformation.

Benoît Potier
Chairman of the Management Board



(1) Excluding exceptional and significant items linked with the realization of disposal gains and restructuring provisions.





What about the Group's three-part strategy: presence, conquest, innovation?

These three main strategies comprise the Group's growth model. Presence in fully developed economies, means strengthening relations with customers with whom we are heavily involved and that make up a broad, solid base. Conquest is breaking into new territories. It can mean market shares to be won in new geographies: our successes in 2005 in China, Eastern Europe, Russia, India and the Middle East are cases in point. But conquest is also the development of a new activity in a country where the Group is already present, for example, homecare in Germany or gasification of oil products with oxygen in Italy. As for innovation, it is indispensable to the growth of Group activities, in particular in developed countries. The success of hydrogen in Europe and North America is an example of this approach.

Out of the 9.3 points of growth in our Gas and Services sales, 2.6 points come from the acquired Messer activities, 1.8 from new territories, essentially emerging countries, 2.0 are connected to the innovation part of our offers, and 2.9 are generated by our core businesses in countries with advanced economies. Investments, which remain strong, are similarly divided. Two thirds of the 1.2 billion euros in investments approved in 2005 focus on new geographies or activities based on innovation.

Are these three main strategies connected?

Naturally! Each subsidiary, each market creates its own combination based on these three main strategies by asking the following questions: How can the performance of the existing business be improved? How can new territories be developed? What innovations should be favored to obtain maximum growth? Let's use the example of the development of the health market in Germany: for us, the recent entry into the homecare as well as hospital care markets are new territories. We embark on a conquest by relying on our local organization and know-how and on innovation. By combining all these factors, the Group is in the process of building a very promising health model in Germany!

How do you maintain the momentum in innovation?

Innovation has always been Air Liquide's spearhead and for the second straight year, the Group has sizably increased its research budgets, which rose about +15%.
The research Air Liquide carries out is focused on health, sustainable development and advanced technologies. Air Liquide has developed expertise in hydrogen at every stage of the chain: production, storage, distribution, fuel cells, etc. This expertise grows stronger every year through new experimentation, especially in the framework of international programs in which Air Liquide plays a leadership role. Clearly, our very strong research focused on hydrogen as an energy carrier brings us into the world of the next fifty years.
Furthermore, the advanced technology teams are studying new applications in the aerospace sector and exploring very low temperatures.
In 2005, to support our growth in healthcare, we launched a new research focus specific to healthcare. This covered respiratory assistance in the broad sense – the Group's core Healthcare business – but also the administration of medications in gaseous form.

What do you think about the changes in Air Liquide's investment portfolio in 2005?

In the framework of our deployment strategy for our core business, we have disposed of our 39.5% stake in Séchilienne-Sidec, a company specializing in steam and electricity production in niche markets. We also bought out the balance of shares in SOAEO, our original subsidiary in South-East Asia, to simplify the Group's structures in this region of the world whose growth requires us to use all the means at our disposal.

In 2005, Air Liquide organized an increase in capital reserved for employees...

Air Liquide's performances are above all the result of teamwork. To strengthen the long-term involvement and interest of the employees in Air Liquide's growth, the Group regularly reserves an increase in capital for them at a preferential price. The operation carried out in 2005 was very favorably received: nearly 45% of the personnel subscribed to shares.
I welcome this commitment which I consider a sign of their trust in the Group's future. I would also like to dedicate to all employees the Challenges 2005 prize awarded to Air Liquide for top financial performance over the last three years.

What is the outlook for 2006?

With the integration of Messer's activities and the formalization of our presence, conquest and innovation strategy, we have redrawn the Group's contours: geographic expansion, enrichment of our offer and broadening of our customer portfolio. We have laid the foundations for a new Air Liquide growth cycle. The Group's fine performance in 2005 is the first concrete sign of this dynamic, which will be pursued in 2006 and the years to follow. Today, the Group has all the key elements to meet the challenges of the modern world, tackle international competition and seize growth opportunities wherever they are.




Corporate governance

Governance principles

Supervisory Board

The Supervisory Board met six times in 2005. The member attendance rate was 98%.

The Supervisory Board's activities centered on the following points:

Regular supervision of the management of the Group

The Supervisory Board examined the Management Board's quarterly reports, reviewed reports of Committee meetings, and exercised its authority for prior approval, particularly for major investments, the stock options program and the employees share purchase program performed in 2005.

Monitoring of significant issues

– the strategic goals of the Group: the Management Board and several operational managers made presentations to the Supervisory Board on development drivers and strategic goals identified in developed countries and in emerging countries with high economic potential and through the development of innovative solutions.
A special meeting to address the Group's strategic goals was held in June,
– monitoring the development of Air Liquide's shareholder base and of the distribution policy to shareholders,
– monitoring the application by Air Liquide of the the corporate governance rules recommended by the AFEP/MEDEF report of October, 2003,
– on-site visits to industrial locations of the Group and to certain major customer sites and meetings with Group operational managers.

Operations of the corporate structure

The Supervisory Board met, without the members of the Management Board, to consider:
– Management Board operations: the Supervisory Board evaluated the performance of the members of the Management Board for the 2004 financial year and set the variable portion of the Management Board members' remuneration for such financial year as well as the fixed portion and the principles applicable to the variable portion for 2005,
– Supervisory Board operations: the Supervisory Board approved the proposed appointment to the Supervisory Board or renewal of the terms of office of Supervisory Board members and decided to renew the term of office of its Chairman. It appointed new Committee members and renewed the terms of office of certain existing Committee members.

Supervisory Board

The Supervisory Board controls the Management Board's management of the Company. It currently comprises nine members appointed for four-year terms who are selected on the basis of their ability, integrity and dedication to the interests of all shareholders. The Company's Articles of Association require that each member of the Supervisory Board hold at least 500 Air Liquide registered shares. On the basis of the four independence criteria established by the Supervisory Board (as mentioned in the Report of the Chairman of the Supervisory Board on page 191), seven of the nine current members are independent.

The principles guiding relations between the Management Board and the Supervisory Board are clearly defined in an internal document. Moreover, the Supervisory Board is subject to internal rules governing its composition and functioning. An internal code of conduct on the prevention of insider trading details the legal and regulatory obligations applying to members of the Supervisory Board.

The Supervisory Board includes an Audit and Accounts Committee and a Selection and Remuneration Committee.





The Supervisory Board conducted a review of its operations through individual assessment questionnaires completed by Supervisory Board members. On the basis of the responses obtained, the Supervisory Board decided that, besides the regular report on the Group financial policies which is made to the Audit and Accounts Committee, a summary report would be made to the Supervisory Board on this topic once a year and that reporting on risk management would be further developed.

The Supervisory Board set the rules for determining its members' attendance fees for the year.

Taking due note of the age limit applicable to the Chairman of the Supervisory Board set by the Articles of Association, the Supervisory Board decided during a specific meeting entirely dedicated to this topic, to recommend to the Combined Annual General Shareholders' Meeting of May 10, 2006, a return to the historical structure of the Company comprising a Board of Directors. This matter is set out in depth in the Supervisory Board's report.

In 2005, emphasis was placed on broadening Supervisory Board members' understanding of the Group's businesses. To this end, a number of on-site visits to Group locations and certain major customer sites as well as meetings with Group operational managers were organized following the Supervisory Board's meeting held in Syracuse.

Management Board

The Management Board, a collegial body, has been composed of three members since May, 2004: Benoît Potier, Chairman of the Management Board, and Jean-Claude Buono and Klaus Schmieder, Management Board members. They are assisted by the Management Board secretary.

The Management Board is responsible for managing the Company in compliance with the law and the Articles of Association. It formulates the Group's strategy and, for overall coordination and implementation, relies on the Executive Committee currently composed of eleven members, including the members of the Management Board.

Each time the Management Board meets, a written report is submitted to the Chairman of the Supervisory Board. A quarterly report is submitted to the Supervisory Board.

Management Board

The Management Board met eighteen times in 2005 in order to formulate the Group's strategy and monitor business progress.

It approved the proposed change in the Company's Articles of Association to be submitted to the Combined Annual General Shareholders' Meeting of May 10, 2006.

The Board deliberated on the disposal of the investment in Séchilienne-Sidec and the acquisition, through a public offering, of the shares held by SOAEO minority interests.

Within the framework of authorizations provided in the Articles of Association, the Management Board performed a share capital increase reserved for employees, allocated stock options* to managers and employees of the Company and its subsidiaries and determined the Company's share buyback policy.

As in previous years, the Management Board remained especially vigilant in relation to issues of employee safety.

The Management Board reviewed the Group's estimates, annual budgets and targets, financial statements, investments and major industrial projects under negotiation, and gave all necessary approvals.

Delegations of authority within the Company were renewed as appropriate.

Note: Please turn to page 191 for the full Report from the Chairman of the Supervisory Board






Corporate
governance

Audit and Accounts Committee

The Audit and Accounts Committee met five times in 2005. The member attendance rate was 95%.

Review of annual and half-yearly financial statements

Particular attention was paid to off-balance sheet items, taxation, non-recurring items, provisions, and the management of risk related to customers, countries and foreign exchange.

In addition, the Committee closely considered the impact of IFRS on the financial statements, in particular during its review of the financial statements for the first half of 2005.
The statutory auditors presented their reports to the Committee. The Committee was duly informed on the measures taken by the Finance and Administration Department in order to carry out its activities with increased resources.

Monitoring the work of the Internal Audit Department

The Committee heard the conclusions of the Internal Audit Department on the assignments performed by it. The Committee was duly informed on the organizational structure of the Internal Audit Department and on the measures taken by this Department in order to carry out its assignments.

Specific presentations

Presentations were made to the Committee concerning, in particular, the implementation of a single information system common to several Group entities in Europe, the crisis management process, procedures applicable to medium-sized acquisitions and the organization of the external audit of the Group.

Audit and Accounts Committee

Gérard de La Martinière (Chairman), Edouard de Royere, Béatrice Majnoni d'Intignano, Professor Rolf Krebs (three of the four committee members are independent, including the Chairman).

uant to internal regulations, the Audit and Accounts nmittee must be comprised of four or five members of ne Supervisory Board, of whom at least two-thirds are independent.
The Committee reviews the financial statements approved by the Management Board, the accounting practices, the existence and implementation of internal audit methods and organization, and the selection and reappointment of the statutory auditors. In its assessments, the Committee draws on the professional experience of its members and relies on reports submitted by the Management Board, by the Finance and Administration, Legal and Internal Audit Departments, and by the statutory auditors.
The Committee meets at least three times a year and always before any meeting of the Supervisory Board that reviews annual and half-yearly financial statements.
The Committee reports on its work to the Supervisory Board orally and in writing. It can also draw on the expertise of external advisers.

Selection and Remuneration Committee

The Selection and Remuneration Committee met twice in 2005. The member attendance rate was 100%.

New candidates for the Supervisory Board

Following approval by the Supervisory Board of the Committee's proposals, Alain Joly, Thierry Desmarest and Sir Lindsay Owen-Jones, together with Thierry Peugeot, were elected or reelected to the Supervisory Board at the General Shareholders' Meeting in May, 2005.
At the end of 2005, the Committee made new recommendations for presentation to the 2006 General Shareholders' Meeting concerning the renewal of the term of office of Béatrice Majnoni



Selection and Remuneration Committee

Alain Joly (Chairman), Thierry Desmarest, Sir Lindsay Owen-Jones (two of the three committee members are independent).

This Committee examines the composition of the Supervisory Board and assesses the needs for future development. It directs the search for new members and proposes candidates to the Supervisory Board. It reviews the appointment, remuneration and employment conditions of Management Board members. It assesses their performance and reports to the Supervisory Board. The Committee can draw on the expertise of external advisers.

The remuneration policy for the Management Board, as approved by the Supervisory Board, includes:

– a short-term portion, consisting of a fixed portion tied to the level of responsibility and experience in the function, and a variable portion, currently evaluated against three elements of performance: two financial items which represent the majority portion of the variable remuneration which are based on (i) growth in net earnings per share and (ii) return on capital employed after tax, and a third element based on individual qualitative objectives that notably took into account in 2005 the preparation of the Company's future development, the acceleration of the productivity program and the continued integration of Messer with the development of synergies. Formulas are established at the beginning of the year and the actual amounts are determined at the end of the period, based on results,

– stock option plans complete the short-term remuneration plan, with an incentive consistent with shareholders' mid-term interests.

These various elements aim to be competitive, without being excessive, in light of several external market studies and with serious consideration given to shareholder interests. In response to shareholder expectations, it was decided to opt for annual plans, awarded during predetermined periods, so as to avoid exposure to criticism should stock market prices fluctuate widely.

The Committee also examines stock option plans proposed by the Management Board for other group managers. It recommends their allocation by the Supervisory Board, following the same guidelines, with the objective of motivating a significant number of managers over the mid-term while maintaining the total number of options at a reasonable level.

The Management Board's policy is to buy shares on the market in order to neutralize any dilution that could result from issuing shares upon the exercise of the stock options.

Data on remuneration and options can be found in the Management Report. The Committee is also kept informed of the performance and remuneration of the Executive Committee. Periodically, it also considers the development potential of the Management team.

d'Intignano and the appointment of Paul Skinner, to the Air Liquide Supervisory Board. In addition, the Committee proposed to the Supervisory Board the appointment of Béatrice Majnoni d'Intignano and Professor Rolf Krebs to the Audit and Accounts Committee and the appointment of Gérard de La Martinière, an independent member, as Chairman of this Committee.

Attendance fees for Supervisory Board members

At the recommendation of the Committee, the Supervisory Board set the allocation principles and amounts applicable for 2005.

Remuneration of Management Board members

This Committee made recommendations to the Supervisory Board on the fixed portion and the formulas for calculating the variable portion of Management Board members' remuneration for 2005.

Change to the Company's management structure

Taking due note of the age limit applicable to the Chairman of the Supervisory Board set by the Articles of Association, the Committee recommended to the Supervisory Board a return to the Company's historical structure comprising a Board of Directors. This matter is set out in depth in the Supervisory Board's report.

Note: Please turn to page 191 for the full Report from the Chairman of the Supervisory Board





Corporate
governance

Supervisory Board



Alain Joly
- **Chairman of the Supervisory Board**
- **Chairman of the Selection and Remuneration Committee**
- Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until January, 2006)
- Director, Lafarge
- Director, BNP-Paribas

Born in 1938 (51,547 shares)



Édouard de Royere
- **Honorary Chairman Member of the Audit and Accounts Committee**
- Director, Sodexho Alliance (until February, 2005), Siparex Associés (until December, 2005)
- Member, Supervisory Board, Michelin
- Auditor, Fimalac
- Honorary Chairman, Association Nationale des Sociétés par Actions (ANSA)

Born in 1932 (26,102 shares)



Sir Lindsay Owen-Jones
- **Vice-Chairman of the Supervisory Board**
- **Member of the Selection and Remuneration Committee**
- Chairman of the Board of directors and Chief Executive Officer, L'Oréal
- Chairman of the Board of directors and director, L'Oréal USA Inc. and L'Oréal UK Ltd.
- Director, Galderma Pharma, Switzerland
- Director, BNP-Paribas (until December 14, 2005), Sanofi-Aventis and Ferrari SpA (since April 22, 2005)

Born in 1946 (8,016 shares)



Thierry Desmarest
- **Member of the Selection and Remuneration Committee**
- Chairman and Chief Executive Officer, Total S.A. and Elf-Aquitaine
- Chairman, Total Foundation
- Director, Sanofi-Aventis
- Member, Supervisory Board, Areva

Born in 1945 (970 shares)



Professeur Rolf Krebs
- **Member of the Audit and Accounts Committee**
- Chairman, Supervisory Board, Epigenomics AG
- Member, Supervisory Board, Ganymed Pharmaceuticals AG, GEA Group AG (until January, 2006) and Vita 34 AG (until March, 2006)
- Member, Advisory Board, Apax Partners, Deutsche Venture Capital and Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG and Almirall Podesfarma S.A.

Born in 1940 (550 shares).



Gérard de La Martinière
- **Chairman of the Audit and Accounts Committee**
- Director, Schneider Electric S.A.
- Chairman of the Board of directors, LCH. Clearnet Group Limited UK
- Chairman, French Federation of Insurance Companies
- Chairman, European Federation of National Insurance Associations

Born in 1943 (825 shares)



Cornelis van Lede
- Member, Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
- Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
- Chairman of the Board of directors, INSEAD

Born in 1942 (550 shares)



Béatrice Majnoni d'Intignano
- **Member of the Audit and Accounts Committee**
- Director, AGF
- Professor of Economics, Université de Paris XII - Créteil
- Member, Economic Analysis Council

Born in 1942 (634 shares)



Thierry Peugeot
- Chairman, Supervisory Board, Peugeot S.A.
- Vice-Chairman, Etablissements Peugeot Frères
- Director, Société Foncière, Financière et de Participations, Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est, and Faurecia
- Director, Compagnie Industrielle de Delle
- Permanent Representative of Compagnie Industrielle de Delle on the Board of Directors of LISI

Born in 1957 (500 shares)





1
2
4
5
6
7
8
9

The **Works Council delegates,** for fiscal year 2005, were as follows: Marie-Annick Masfrand, Guy Cours, Gilles Boudin and Philippe Bastien.

- *Mandate in the Air Liquide group*
- *Mandate in another group*
- *Other mandates*
- *Other responsibilities*

Note: Please turn to page 256 for the full account of Supervisory Board members' mandates.


Corporate governance

Supervisory Board Report



The Supervisory Board reviewed the Company's performance and results on a regular basis throughout 2005.

Strong growth in consolidated sales (+10.7%), net earnings (+19.7%) and net earnings excluding non-recurring items (+10.9%) is a measure of the Group's capacity to successfully integrate Messer activities while ensuring substantial organic growth of its activities in buoyant sectors and in rapidly developing geographical areas.

Net indebtedness, following the acquisition of Messer and related divestments, which amounted to 4,012 million euros at the end of 2004, was reduced to 3,740 million euros at the end of 2005, in accordance with the objectives announced. The debt to equity ratio of 60.2%, in addition to substantial cash from operating activities, enables your Company to benefit from a very strong financial base.

The Supervisory Board has, as in previous years, evaluated the performance of the members and Chairman of the Management Board.

The Supervisory Board has been duly informed of its Chairman's report prepared in accordance with the law, describing the conditions for the preparation and organization of the Supervisory Board's work, as well as internal control procedures implemented by the Company. The Supervisory Board wishes to emphasize that, as in the past, it considers shareholders' interests and the Company's transparent approach to be of the utmost importance.

The Supervisory Board has, in accordance with the law, reviewed the financial statements for 2005 prepared by the Management Board, as well as the management report relating to this period. It also reviewed the consolidated financial statements. The Supervisory Board has no comment to make with respect to these documents.

The Management Board proposes to set the dividend per share at 3.85 euros. This amount is increased by 10% for shareholders who, as of December 31, 2005, have held registered shares for two years or more. Furthermore, subject to the approval of the financial statements at the Shareholders' Meeting, as well as the resolution authorizing the Company to perform capital increases by capitalizing reserves, the Management Board, with the approval of the Supervisory Board, decided to distribute, on June 12, 2006, 1 bonus share for every 10 existing shares, carrying dividend rights as of January 1, 2006.

As in previous years, it is proposed that the authorization to purchase shares of the Company on the stock market, and to cancel such shares up to a maximum of 10% of the share capital, be renewed for the period provided for by law. The Supervisory Board has no comment to make with respect to these proposals.

Furthermore, it is also proposed, following the modification of the marketable securities regime, to delegate to the Management Board or Board of Directors as the case may be, for the period provided for by law, the authority to perform capital increases via the issuance of ordinary shares with retention of preferential subscription rights for a maximum par value amount of 250 million euros corresponding to the issuance of a number of new shares, with a par value of 11 euros, of less than 22.8 million. As indicated previously, shareholders will also be asked to delegate to the Management Board or Board of Directors as the case may be, the authority to perform capital increases by capitalizing premiums, reserves or earnings, for a maximum amount of 250 million euros. In addition, shareholders will also be requested to authorize the Company to perform capital increases reserved for members of a group/company savings plan. The Supervisory Board has no comment to make with respect to these proposals.

In order to simplify share management by some of our shareholders, it is proposed to increase from 1% to 2% (or any multiple of 2%) of the share capital or the voting rights, the threshold, higher or lower, beyond which the notification obligation applies. The Supervisory Board has no comment to make with respect to this amendment to the Articles of Association.

The Supervisory Board proposes to renew, for four years, the appointment of Béatrice Majnoni d'Intignano, who contributes her experience as an economist with respect to issues dealing with the economy and healthcare sectors.

The Supervisory Board also proposes the appointment of Paul Skinner as a new member of the Board. Born in 1944, a British national, Paul Skinner has spent 37 years with the Royal Dutch/Shell group. After having been responsible for managing several subsidiaries in Greece, Nigeria, New Zealand and Norway, Paul Skinner was President of the Shell International Trading and Shipping Company from 1991 to 1995. He was responsible for strategy and international marketing for Shell International Petroleum Co Ltd from 1996 to 1998. In 1998,









he was appointed President of Shell Europe Oil Products. In 1999, he was appointed Chief Executive Officer of Royal Dutch/Shell's global Oil Products business, and appointed a Group Managing Director of the Royal Dutch/Shell group from 2000 to 2003.

After his retirement from Shell, he was appointed as Chairman of Rio Tinto plc, the global mining company, in November, 2003. Paul Skinner will bring to the Group his management experience in large multinational industrial groups and his understanding of key markets for our business activities.

The Supervisory Board has reviewed the organization of the Company and, considering the age limit set forth in the Articles of Association for the Chairman of the Supervisory Board, has decided to propose to shareholders, during the Annual General Shareholders' Meeting of May 10, 2006, to return to the Group's historical management structure with a Board of Directors. It will then be proposed that the Board of Directors appoint Benoît Potier as Chairman-Chief Executive Officer.

The Supervisory Board and Management Board structure, approved by the shareholders in 2001, had been implemented to ensure both the successful transition to a renewed management team and the continuity of strategy and objectives. This was successfully achieved, as the results obtained by the Group demonstrate.

The proposal to return to the Board of Directors structure is part of Air Liquide's tradition and favors a close relationship between its managers and shareholders. This organization widely contributed to Group performance in the long-term. If this change is approved, it will take place in full compliance with the corporate governance principles to which Air Liquide has always been committed.

The principles of respecting shareholders' rights, the competence and independence of the Board and clarity with respect to delegation of powers applied within the current structure will be naturally transposed to the new management structure.

All of the provisions of the Articles of Association which are submitted to you completed by the rules set forth in the internal regulations aim to give the Board of Directors the powers to review and decide on essential issues relating to the Company and notably the selection of corporate officers, their employment conditions, strategic choices as well as investment and divestment decisions in excess of certain amounts.

It is envisaged that in its internal regulations, the Board of Directors would continue to apply the current internal regulations, notably with respect to the limitations on the powers of the General Management, by adapting them to the new organization. It is envisaged that the current Audit and Accounts Committee would continue in its present form, but the Selection and Remuneration Committee would be split into two separate committees: the Selection Committee and the Remuneration Committee.

The corporate governance rules and practices adopted by this set of rules would be similar to those currently applied and explained in the Report of the Chairman of the Supervisory Board (see page 191 of this Annual Report).

Shareholders will be asked to approve the amendments to the Articles of Association corresponding to this structure and appoint as directors the current members of the Supervisory Board for the term remaining on their mandate as well as Benoît Potier.

Shareholders will be asked to set directors' fees at a maximum amount of €550,000 per fiscal year which is equal to the amount previously set for the members of the Supervisory Board.

Based on the criteria adopted by the Supervisory Board, regarding the assessment of the independence of its members, as explained in the Report of the Chairman of the Supervsiory Board, the following members are independent: Béatrice Majnoni d'Intignano Thierry Desmarest, Professor Rolf Krebs, Gérard de La Martinière, Cornelis van Lede, Sir Lindsay Owen-Jones, Thierry Peugeot and Paul Skinner who are proposed as directors of the Company. Edouard de Royere and Alain Joly, former executive officers and Benoît Potier, a currently active executive officer, are not considered to be independent. The Board of Directors would accordingly be comprised of eight independent members out of a total of 11.

The Supervisory Board is convinced that this structure is the best solution to ensure the Company's future and to better serve the interests of its shareholders.








Corporate
governance

Management structures


AIR LIQUIDE
AIR

Management Board

Members of the Management Board

1 Benoît Potier
Chairman of the Management Board

With the Group for 25 years, Benoît Potier has been Chairman of the Management Board since November, 2001.

He is also:

- Chairman and Chief Executive Officer, Air Liquide International, American Air Liquide Inc. and Air Liquide International Corporation
- Chairman, American Air Liquide Holdings Inc.
- Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March, 2006)
- Director, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
- Director, Danone Group, and Chairman of the Audit Committee,
- Member, Supervisory Board, Michelin
- Director, École Centrale des Arts & Manufactures
- Member, Council (France), INSEAD

Born in 1957 – French nationality (5,622 shares)

2 Jean-Claude Buono
Executive Vice-President

Jean-Claude Buono joined Air Liquide in 1989. He brings to the Management Board his strong experience in financial and legal areas. In addition, he has major operational responsibilities in Europe and Asia. He has been a member of the Management Board since November, 2001.

- Chairman and Chief Executive Officer, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
- Chairman, Board of directors, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March, 2006)
- Vice-Chairman, Carba Holding
- Director and Deputy Chief Executive Officer, Air Liquide International
- Director, Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern Ltd., Air Liquide Tunisie, Air Liquide Italia Srl. (until March 22, 2005), AL Air Liquide España (until June 22, 2005)
- Director, Velecta Paramount
- Director, SNPE

Born in 1943 – French nationality (8,144 shares)

3 Klaus Schmieder
Executive Vice-President

Klaus Schmieder has been a member of the Management Board since May 12, 2004. Former Chairman of the Management Board of Messer, he is the Chairman of the European Management Committee, and is responsible for overseeing and coordinating Gas and Services operations in Europe, excluding Large Industries and Healthcare.

- Director, Air Liquide Deutschland GmbH, Air Liquide Italia Srl. and AL Air Liquide España
- Member, Supervisory Board, Altana AG
- Director, MNS Nippon Sanso (until January 5, 2005)

Born in 1948 – German nationality (770 shares)



Executive Committee

Members of the Management Board

Benoît Potier
Chairman of the Management Board

Jean-Claude Buono
Executive Vice-President

Klaus Schmieder
Executive Vice-President

Members of the Executive Committee

4 Pierre Dufour
Executive Vice-President North and South America, and Middle East, Industrial Activities, Safety, Industrial Risks, Electronics

Born in 1955 - Canadian nationality

5 Jean-Marc de Royere
Senior Vice-President Health, Specialty Chemicals

Born in 1965 - French nationality

6 Jean-Pierre Duprieu
Senior Vice-President Asia-Pacific

Born in 1952 - French nationality

7 John Glen
Vice-President Finance and Administration

Born in 1959 - Scottish nationality

8 François Darchis
Vice-President Large Industries Europe, Marketing and R&D, Engineering and Technologies

Born in 1956 - French nationality

9 Ron LaBarre
Vice-President Large Industries Markets, International Customers

Born in 1950 - U.S. nationality

10 Larry Altobell
Vice-President Human Resources

Born in 1945 - U.S. nationality

11 Dominique Maire
Vice-President Communications

Born in 1948 - French nationality







82-5


The year
2005

Key figures

Sales
in millions of euros


8,394
9,376
9,428
10,435
2003
2004
2004 IFRS
2005 IFRS

Net earnings per share adjusted[1]
in euros


6.68
7.20
7.23
8.66
2003
2004
2004 IFRS
2005 IFRS

Net dividend per share adjusted[1]
in euros


2.90
3.50
3.50
3.85
2003
2004
2004 IFRS
2005 IFRS

Return on capital employed after tax (ROCE*)
in %


11.6
11.3
11.9
11.7
2003
2004
2004 IFRS
2005 IFRS

Return on equity (ROE*)
in %


14.1
14.9
16.3
17.2
2003
2004
2004 IFRS
2005 IFRS

Net indebtedness/ shareholders' equity
in %


31.2
66.3
76.7
60.2
2003
2004
2004 IFRS
2005 IFRS

(1) Adjusted to take into account bonus share issues.*
IFRS: new international accounting standards in effect since January 1, 2005.







Evolution over three years

In millions of euros

	2003	2004	IFRS 2004	IFRS 2005	IFRS 2004/2005	IFRS 2004/2005 excluding foreign exchange	IFRS 2004/2005 on a comparable basis
Total sales	8,394	9,376	9,428	10,435	*+10.7%*	*+10.2%*	*+6.2%* [(1)]
of which Gas and Services	7,389	8,275	8,275	9,148	*+10.5%*	*+10.0%*	*+5.5%* [(1)]
Operating income recurring* *(Operating income in 2003 and 2004*	1,196	1,277	1,375	**1,518**	***+10.4%***	***+9.9%***	
Net earnings* (Group share)	726	778	780	**933**	***+19.7%***	***+18.8%***	***+10.9%*** [(2)]
Net earnings on a comparable basis					***+10.9%*** [(2)]		
Net earnings per share[(3)]* (in euros)	6.68	7.20	7.23	8.66	*+19.8%*		
Cash-flow* from operating activities before changes in working capital *(Funds from operations in 2003 and 2004)*	1,542	1,695	1,692	**1,805**	***+6.7%***	***+6.1%***	
Capital expenditures	822	998 (excluding Messer)	1,024 (excluding Messer)	1,051			
Dividend* distribution (for the year)	327	391	391	432 [(4)]			
Net dividend per share[(3)] (in euros)	2.90	3.50	3.50	3.85			
Shareholders' equity*	5,079	5,374	5,232	6,209			
Net indebtedness	(1.730)	(3,790)	(4,012)	(3,740)			

Other ratios

In %

	2003	2004	IFRS 2004	IFRS 2005
Operating income recurring/ sales	14.2	14.1	14.6	14.8 [(5)]
Net earnings/sales	8.6	8.3	8.2	8.9
Cash-flow from operating activities before changes in working capital/sales	18.4	18.0	17.9	17.3

(1) Excluding currency, natural gas, acquired Messer activities, deconsolidation of US liquid chemicals.
(2) In order to compare 2004 results with those of 2005, items that we consider to be exceptional and significant relating to the realization of disposal gains and restructuring provisions are deducted.
(3) Adjusted to take into account the bonus share issue of June, 2004.*
(4) Subject to the approval of shareholders at the General Shareholders' Meeting.
(5) Excluding variation of natural gas prices.

IFRS: new international accounting standards applied since January 1, 2005.





The Air Liquide dynamic



Innovation, technology and services
New products like hydrogen and therapeutic gases, advances in electronics, innovative environment-related applications and high value-added services are growth drivers that meet our customers' new needs.
Presence on a broad and solid base
Our gases are everywhere and are indispensable for improving industrial processes. They go hand in hand with growth and progress in advanced economies where Air Liquide has a strong presence.

82-5



Dynamic: a word that clearly expresses the way the Air Liquide group develops its growth strategy. To strengthen its position as **world leader** in industrial and medical gases, the Group moves forward constantly: it uncovers new markets, implements cutting-edge technological solutions and develops innovative products and services. Air Liquide is now **now present in over 70 countries.** Armed with the know-how and reactivity of its **teams**, its close relations with its **customers** and the loyal support of its **shareholders**, the Air Liquide group plans to accelerate its growth backed by a commitment to **sustainable development.**



Conquest of new territories

Air Liquide seizes development opportunities in new markets and emerging economies that show high growth rates: Eastern Europe, Russia, the Middle East, India, China, etc.

Roy Hu, sales manager, Air Liquide, Qingdao, China

"I'm one of 300 people who joined Air Liquide in China in 2005. I entered the new subsidiary in Qingdao, in Shandong province. In just a few months, I had taken part in two training sessions that familiarized me with the Group, its products, services and culture... and its ambitious development plan in China. During a team training session, I visited several sites and got to know my colleagues at the different units. But where I learned the most was in the field, working for a few weeks with the Air Liquide Tianjin team, then with a senior sales manager on a short-term assignment in Qingdao. I now have all the know-how I need to meet the challenges of my job and move ahead with Air Liquide."


AIR
青岛

Sitra Pregassame, hydrogen energy research engineer, research center, Paris



"When Air Liquide offered me a research position in hydrogen as an energy carrier for clean transportation, I accepted right away. It's an exciting sector because it concerns all of us. Moreover, it's an area with a lot of challenges and where everything remains to be done. You really feel like you're taking part in an adventure. I work more specifically on questions about the storage of pressurized hydrogen and its transfer to a vehicle's tank. The objective is to develop a fast, efficient and reliable system for filling tanks. My colleagues and I have a lot of freedom to explore, we're in a real position to make proposals. It's very motivating."

Christiane Muller, metal manufacturing manager, Industrial Customers, Canada

"I like diversity, new things and teamwork and that's what has guided my career at Air Liquide. I started in research in France, then China, where I took part in the start-up of engineering in Hangzhou. Back in France, I was responsible for on-site* international engineering, then the industrial management of Industrial Customers. In 2003, I wanted to get closer to my customers. I was offered a position in which I would be monitoring the cylinder gas and welding business in Canada. It was a new sector for me and that's exactly what attracted me, just like the prospect of discovering another country and a different culture. My greatest satisfaction has always been to develop and share my passion with my teams.







Alberto Luraschi, industrial management, Electronics, Singapore/Paris

My task is to serve my 800 colleagues who work on our customers' sites and monitor the distribution of gases and liquid chemicals inside the fabs. Our objective is maximum safety and reliability. What I find exciting in this business is first of all the human dimension: I'm in contact with teams around the world, all different, and I often meet them in the field. The continuous technological evolution in this sector is very stimulating and you never get bored. In addition, the international dimension of the Electronics business offers real opportunities. The three years I have just spent in Singapore were a wonderful experience for me at every level."



Keith Blappart, operations technician, United States

"In just a few hours, hurricane Katrina devastated my life, carrying away my house and everything I owned. My colleagues came to my aid immediately and thanks to the ALAHO aid fund, I was able to quickly move my family into a fully equipped mobile home. Then a few weeks later we received another donation in cash.
In total, 76 employees benefited from our colleagues' support, notably thanks to the $160,000 contributed to the ALAHO aid fund, over a third of which came from the employees. This fund is set up for Air Liquide employees in the United States who need temporary financial assistance following natural disasters.

I would like to express my heartfelt thanks to Air Liquide and my colleagues whose support made it possible for me to get through an extremely difficult situation and to rebuild my life."







Thierry Durand, electricity and instrumentation manager in Port-Jérôme, France

"In 2001, I was working in engineering in Champigny, near Paris. I wanted to change sectors, to discover something else. I was offered a position as electricity and instrumentation manager for the Large Industries site in Port-Jérôme in Normandy. This job is very different from the one before. I needed time to adapt, but it really corresponds to what I wanted. Anyone who wants to move shouldn't have any hesitation in talking about it to the people around him or her. There are real possibilities for professional mobility at Air Liquide and you're very well supported during the transition period. Today, I'm really happy in terms of family – my wife was transferred to the region – as well as on the professional level."





Martin Tils, laboratories and analyses manager, Krefeld-Gellep, Germany

"After having spent 18 years at Messer, Air Liquide's acquisition of our business was a very interesting experience that opened us up even further to international opportunities. It also got us to rethink our way of working so we could integrate the different cultures of the two groups, from both the human and the professional viewpoint. The new team that came out of the acquisition chose the best existing practices to create a new European and very international culture. This integration is successful today because of the efforts of the working groups, who examined this integration from every angle. The head office is now in Krefeld, in Germany, near the largest specialty gases* unit in the world. Moreover, working together will make it possible to roll out a development plan for this business in our European subsidiaries."

Gabriela Apiou, medical gases research group manager

"The medical gases sector is very promising and exciting: there are so many areas to explore! That's why the Group put me in charge of forming a dedicated, multidisciplinary and international team to work on new therapeutic methods. Our objective is to combine gas and administration systems for treating respiratory illnesses but also for anesthetic use, pain management and many other areas. My team will also study the use of gases as carriers for other medications: the lung is an excellent natural access path to the body that is still barely explored. In this area, medicine works with gas biodynamics and biophysics. It's all the more motivating as our ultimate goal is to improve service to patients!"





Sustainable development

For over a century, Air Liquide has been pursuing a growth strategy that fits in perfectly with the sustainable development* approach, combining long-term wealth creation and respect for people and the environment.
The Group's approach to sustainable development focuses on four dimensions:

- Developing the potential of men and women of the Company in their commitment to common objectives
- Creating value for shareholders by developing the Company's business performance over the long-term and with transparency
- Preserving life and the environment in Group operations and at customer sites
- Innovating for tomorrow to guarantee the growth of the Company and its customers

Developing the potential of men and women



Nearly 36,000 men and women make up Air Liquide's multicultural and multidisciplinary teams: throughout the world, these teams are motivated to innovate day after day to satisfy their customers and improve Group performance.

Diversity: an asset for the Group

For Air Liquide – an international group involved in very different lines of business – diversity in every area is a source of dynamism that the company constantly fosters. Diversity exists in nationalities, cultures, skills, profiles, experience, the men/women ratio as well as in the possibility of having very different jobs during a career. The opportunities for geographic and professional mobility are real. There are many bridges between business sectors and units and an employee can go from a technical sector to management or sales positions. Diversity also means integrating more women: in 2005, worldwide, 17% of engineers and managers were women and they make up 28% of all hires in these categories. Women constitute 24% of employees considered as having "high potential" in the Group compared to 20% in 2003. Diversity is also reflected in country of origin: there are 36 different nationalities among the company's expatriates and 20 among executive managers.

Facilitating and accelerating skills transfer

The importance for Air Liquide of developments in new geographic zones means mobilizing on-site teams that can carry out these new projects. The result is stepped-up recruitment in these areas. In China, for example, 300 more people were hired in 2005 for a total of 1,500. To support the ramping up of new teams, to back them up in a given sector that has major needs at a particular period, in other words, to guarantee an efficient skills transfer, Air Liquide decided to mobilize its international experts network. In late 2005, about a hundred experts were identified. All of them are ready to leave for a short-term assignment in a region and on a project to which they can contribute support while sharing their expertise with their local colleagues. This initiative is part of the Group's technical expertise recognition program.

Compensation that rewards performance

Recognizing an employee's contribution includes a compensation system that rewards performance: 41% of employees have a varying portion of their salary (excluding profit-sharing) tied to their individual and team performance and Group or unit results. Moreover, in 2005, Air Liquide reserved an increase in capital stock for its employees: nearly 45% of them bought shares and employees now hold 1.2% of Air Liquide's capital.

Evolution of Group workforce over four years


40,000
30,000
20,000
10,000
0
30,800
31,900
35,900
35,900
2002
2003
2004
2005

Note: details and comments on human resources indicators are on pages 242 to 244.









Creating value for shareholders

Air Liquide and its shareholders have had a relationship of trust for over a century. The Group puts its shareholders at the heart of its strategy with one objective: enhancing the value of their equity through sustained, steady growth in earnings and dividends* over the long term. Each decision is made with the medium and long-term interest of its shareholders in mind. The Group's long-term performances and its shareholders' loyalty are its two greatest assets.

The Group's commitment to its shareholders: the Shareholders' Charter

Air Liquide has formalized its commitment and responsibility to its shareholders through the Shareholders' Charter.
Each shareholder has the same rights: one share* equals one vote.
Air Liquide listens attentively to its shareholders. For example, the Shareholders' Committee, a group for reflection and proposal, is a concrete link between the Group's management and its individual shareholders. The Committee also ensures that its financial information is clear and transparent. The Group places a great deal of stock in communication and sends a notice of the General Shareholders' Meeting and the Shareholder's Guide to each shareholder.
The ongoing objective of steady, sustained growth in earnings over the long term has made possible a policy of compensation and enhancement of the shareholders' equity over time.
Lastly, the members of Shareholder Services are totally available to shareholders: they manage their direct registered shares and transmit buy/sell orders to the stock market free of charge.

Strong share ownership with a high level of registered shares

One of Air Liquide's distinctions is that 40% of its capital is held by 360,000 individual shareholders. This link between Air Liquide and its shareholders is expressed by a high number of shareholders with registered shares (138,000 shareholders, of whom 52,000 are directly registered). Their loyalty is rewarded by the allocation of a 10% bonus on any payment (dividend* or bonus share allocation*) on registered shares held continuously for at least two years.



The high proportion of registered shares gives Air Liquide the opportunity to get to know its shareholders and to communicate directly with them in a personalized way. Furthermore, Air Liquide manages direct registered shareholders' accounts free of charge.
As of 2005, these shareholders can manage their accounts directly via the Air Liquide site, have access to various forms and can place their buy/sell orders on the stock market.

Note: the Shareholders' Charter is on page III. Details and comments on shareholder indicators are on page 235.







Preserving life and the environment

Safety is Air Liquide's number one priority. The Group pursues a proactive policy to strengthen its safety culture in its teams, subcontractors and customers.
Air Liquide has a dual approach to the environment that focuses on its own businesses and those of its customers, offering them solutions for cleaner production.
Safety and the environment are at the heart of the Group's industrial policy.

Training and awareness

A large number of training and awareness programs on safety are run for the Group and its subsidiaries. Operations continued or launched in 2005 focused particularly on road safety and the risks inherent in confined spaces and handling heavy objects. They helped to bring about real improvement in safety results. In 2005, the lost-time accident rate was 2.1.

IMS: an approach that integrates safety, the environment and reliability

An Integrated Management System (IMS) was rolled out worldwide in 2005. Focusing on installation design, operation and maintenance, its objective is to provide a higher level of safety, respect for the environment and even greater reliability. This reference system for procedures and technical standards was finalized in 2004 and incorporates the Group's best practices.
In late 2005, it already covered over 96% of Air Liquide's activity. Its rollout will be completed in 2006 and it will become the company's basic industrial management culture.
IMS forms a unique framework that incorporates both the specific rules concerning the Group's businesses and most of the requirements of international standards such as OHSAS 18000 (health, safety), ISO 9000 (quality) and ISO 14000 (environment). At the end of 2005, internal audits began at several subsidiaries to verify IMS application conditions.

A new reporting tool for environmental and safety data

Air Liquide is reducing energy consumption per cubic meter of gas produced in its air separation units. It is also decreasing its use of coolant gases that deplete the ozone layer and is considerably diminishing nitrous oxide emissions from its cogeneration* units through the development of innovative burners.
In the framework of its sustainable development approach and the formalization of environmental data collection systems, in 2004, Air Liquide decided to implement an adapted reporting tool for in-depth analysis of its performance. A system was chosen in 2005 and setting its parameters is underway. It will be totally operational in mid-2006. This new reporting tool for data outside the financial arena fulfills the recommendations made by the sustainable development departments of the statutory auditors concerning data collection procedures for the 2004 financial year. In 2005, these auditors verified this data collection in the field.


Number and frequency rate of lost-time accidents for the Group
Number of accidents
Accident frequency rate (number of accidents per million hours worked)
400
300
200
100
0
8
7
6
5
4
3
2
1
0
359
6.4
234
4.3
179
3.4
192
3.8
214
4.2
188
3.4
207
3.7
164
2.9
135
2.4
134
2.3
167
2.8
194
3.2
136
2.3
135
2.3
131
2.1
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

Note: details and comments on safety and environmental indicators are on page 236 to 241.







Innovating for tomorrow

Innovation in 2005

Budget:
Nearly € **165** million

550 researchers representing over **25** nationalities

8 research centers (France, Germany, United States, Japan)

2,680 patented inventions

Over **100** industrial partnerships

Over **100** international relationships with universities and research institutes

Innovation is one of Air Liquide's great strengths: throughout the world, over 2,000 people work in research, technology and engineering centers. These teams contribute to the Group's progress in three main areas: sustainable development and the environment, health and hygiene and advanced technologies. They develop innovative and competitive gas production technologies, new applications and service offerings, disseminate the Group's technical expertise and keep an active watch on scientific developments.

New therapeutic applications for gases

In 2005, the Group launched a specific research program on medical gases and their therapeutic applications.
Thirty specialists in respiratory illnesses, anesthesiology, pharmaceutics, chemistry, biology and statistics will shortly be brought together to explore new ways to develop therapeutic gases with real patient benefit. Their work concerns four main areas. The first is aerosol therapy*, i.e. administering medications via the respiratory tract, which has the advantage of being easy, very low risk and efficient. The second focus is anesthesia. The authorization to market xenon as an anesthetic in 2005 in Germany has opened the way to new developments. The third research area is pain management and neuroprotection, for example, the prevention of strokes. Lastly, more fundamental research is being carried out on new gases and gaseous blends.

First steps toward hydrogen as an energy carrier

Hydrogen is an excellent clean energy carrier: its combustion produces only water. It is an important aspect of the current debate on alternative energies. Air Liquide has been conducting research on hydrogen for energy for many years. The Group has state-of-the-art expertise in all the links in the fuel cell* chain from production to use including storage and distribution.
In 2005, Air Liquide was chosen as coordinator of a European project called Hychain-Minitrans. The project will test different types of light vehicles that run on fuel cells in four countries in Europe (Germany, France, Spain and Italy) under actual conditions. This large-scale project will take place from 2006 to 2010 and involve more than 150 vehicles in the participating cities. Apart from its steering role, Air Liquide is involved in the development of hydrogen cylinders, the gas distribution infrastructure and the supply of fuel cells through its subsidiary Axane.
In total, the Group is taking part in over 15 projects on hydrogen as an energy carrier, on a French, European and international scale.



Note: details and comments on innovation indicators are on page 245.




Industrial
Custo

Air Liquide's Industrial Customers constitute an extremely rich and versified sector. The Group proposes a dedicated and tailored offer to meet the needs of each market.

Food industry - Pharmaceuticals 14% **Materials - Energy** 28%
Motor vehicles - Construction 25% **Technology - Research** 8%
Craftsmen - Distributors 14% **Other** 11%


4,154
million
euros
in sales
mers
1 million
customers
in over
70 countries
1,825
patented
inventions

Industrial Customers

Growth dynamic







Solutions that provide strong added value

In its traditional markets mostly concentrated in Europe, North America and Japan, Air Liquide is building real proximity with its customers by turning to local structures throughout each region. In this way it can better define its customers' needs and create custom-made solutions. The integration of the activities acquired from Messer in Germany, the United States and the United Kingdom have strengthened the Group's local presence in these large markets. Customers' challenges have mobilized the teams, especially in environmental protection, product quality and process and production cost optimization.

Getting the most out of the dynamism of emerging economies

In emerging countries with strong potential, Air Liquide's strategy is to grow rapidly by taking advantage of their dynamism and supporting the local projects of its international customers. In 2005, the Group strengthened its presence in China, invested in new production capacities and boosted its sales teams.
Growth is especially strong in basic markets such as automobiles, construction, equipment and energy. Air Liquide is also ramping up business in Eastern Europe: Poland, Romania, Bulgaria. Just as in China, it focuses primarily on traditional markets. In Russia, the recent successes of Large Industries have opened the way for the Industrial Customers business. South America is also making a major contribution to the growth of these businesses. The Group has a very good foothold in Brazil and Argentina whose economies were particularly vibrant in 2005. Air Liquide has signed a large number of contracts in this region, primarily in the automobile, glass, paper pulp and food industries.

Innovation working for the environment

Innovation is one of the primary growth drivers of Industrial Customers. It provides a competitive edge: lighter and easier-to-handle cylinders for craftsmen, improved energy in the glass and paper pulp industries, new waste treatment processes and more. R&D, marketing and industrial teams work closely together on innovative projects. The subsidiaries develop solutions for their customers' specific requirements, which may then be adapted in other countries. Some examples in 2005 are Aligal Flora in Italy, a new deep-freezing process in Australia and an original biosolid treatment system in Germany. Many of the research programs are focused on hydrogen, which offer extremely promising prospects. Among recent solutions developed for specific customer needs and providing high added value are: the Aligal range for the food industry, "green" solutions for car manufacturers to help them limit vehicle emissions and a "lead-free" method for electronic component assembly.





Environment

A "Sun Valley" in Germany

The MicroTechpark in Thalheim, north of Leipzig in Germany, is in the process of becoming another "Sun Valley". Q.Cells, one of the largest solar cell manufacturers in the world today, was already at the Thalheim site in 2001. This industrial park was launched near the Q.Cells site with the arrival of CSG Solar, a new German solar cell manufacturer, and EverQ, a joint venture between the American Evergreen Solar, the German Q.Cells and the Norwegian Renewable Energy Corporation.

Solar energy is one of the alternative sources to fossil fuel energy and has created growing interest in Europe, especially in Germany. This country has decided to go beyond the target set by the European Union: 20% of all energy is to come from renewable sources by 2020. The production of wafers* and solar cells, which convert sunlight into electricity, requires the use of specialty gases*, nitrogen and argon.

Air Liquide has just signed a contract to supply all the gases and related services for the entire Thalheim site. An on-site local customer support team guarantees the total supply quality, meeting the specific requirements of this industry.

Industrial Customers

From the food industry to pharmaceuticals: quality and safety first

Gases are used in many food production processes: control of the cold chain during manufacture, storage and transportation, conservation of fresh and dried products, carbonation of sparkling beverages, etc. This is an expanding market for Air Liquide and although almost unaffected by economic fluctuations, it is constantly changing because of quality requirements. Consumers are increasingly demanding fresh, tasty and ready-to-eat products. At the same time, food safety requirements are becoming stricter. In Europe, since January 1, 2005, traceability is mandatory for the entire chain, from the farmer to the end consumer. Risk prevention procedures based on the international standard HACCP must now be applied by every participant in the food chain as of January 1, 2006.

To meet this dual requirement for product quality and safety, Air Liquide offers a set of solutions found in the Aligal range that guarantees an optimal level of hygiene and traceability.

The Group is constantly innovating with electronic labels and bar codes, gas measurement instruments of microbiological quality, "smart" equipment built into production facilities, increasingly efficient gaseous mixtures and more.

In 2005, for example, Air Liquide launched an international offering for fast food chains: a delivery service of high-quality carbon dioxide for foods, in liquid form, to make soft drinks. A truck supplies carbon dioxide from a remotely monitored container: the customer no longer has to handle cylinders and Air Liquide takes charge of managing its stock.



Phargalis, a dedicated offer to the pharmaceutical industry.

The same high level of quality and traceability is found in the Phargalis offer that Air Liquide developed for its pharmaceutical customers. This solution combines the supply of pharmaceutical-quality gas and a specific service offering.

Air Liquide in *Australia*

Another step forward in deep-freezing foods

Deep-freezing small slices of ham individually without them sticking together is part of Air Liquide's know-how through its IQF (Individual Quick Freezing) solutions. But the Group never had to process two tonnes/hour. Not until Don Smallgoods asked it to do just that for the expansion of its pizza toppings factory in Melbourne. Don Smallgoods, a division of George Weston Foods, is one of the largest producers of precooked dishes in Australia and has been an Air Liquide customer for over 15 years. The Australian team immediately thought of the Zip Roll deep-freezing tunnel, but to increase production, carbon dioxide, which it uses for chilling, had to be replaced by nitrogen. To make the changeover in record time, an international Group project was launched, bringing together food cryogenics experts, European technical platforms and members of the Group's marketing division. The solution was designed, tested and implemented at the customer site in early 2005. Thanks to the mobilization of the Group's international expertise, this solution put Air Liquide a step ahead of the competition.





Environment

The fuel cell: a new reference in mobile telecommunication

After the first successful experiment with Bouygues Telecom in France, Air Liquide's fuel cell was used in Greece in 2005 in a commercial project for Vodafone, the world's largest mobile phone company.

A 2.5 kW cell, designed, developed and manufactured by Axane, a Group subsidiary, was installed at the end of the year to supply a telephone relay station in a mountainous area in Attica. This cell is part of a nonpolluting, energy supply pilot project that also includes a photovoltaic system.

The findings from this experiment, which will last several months, will enable this hydrogen solution to be adapted to supplying energy at other relay station sites.

Technologies and research: high-growth markets

Solar cells, fiber optics, LEDs... all these products have one thing in common: they are linked to light. The first convert it into energy, the second transport it and the third produce it from an electrical current. In each case, manufacturing these products requires industrial gases. The contract signed with three solar cell manufacturers in Thalheim, Germany in 2005 was a great success in this growing sector.

Electronic component assembly is another highly technological market segment. It must take into account the international prohibition on the use of lead, a toxic element, in welding operations. Substitute alloys, however, require higher temperatures and the risks of oxidizing are therefore greater. To solve this problem, Air Liquide proposes an inerting solution using nitrogen: ALIX. While being environmentally friendly, this solution offers substantial savings over traditional techniques: it limits the quantity of the chemical product used, decreases residues and reduces the number of defects. Several hundred ALIX applications are currently in use, mainly in Europe and the United States. A first success was even scored in China in 2005 in the Shanghai area: a joint operation by local teams and Group experts carried off this skills transfer.

Hydrogen: experimental projects in several countries

The worldwide network of Industrial Customers units enables the Group to disseminate applications based on hydrogen as an energy carrier for stationary generators in various countries. In 2005, Air Liquide won new contracts for the fuel cell*, designed and manufactured by its subsidiary Axane, especially to provide energy for telecommunication relay stations, for example in Greece and France. The experiment carried out in 2005 on this application with Bouygues Telecom in France validated this solution. Other cells will be installed on several of this customer's sites in 2006 to extend this experiment.

Another example is in Japan, where the subsidiary Japan Air Gases took part in the Rallye Bibendum organized by Michelin in Kyoto in June, 2005, supplying eight cars with hydrogen. The purpose of this operation was to promote sustainable mobility technologies.

In Singapore, Air Liquide and its subsidiary Soxal set up a hydrogen service station for the BP group as part of a government program to develop alternative energies. This station will supply gaseous hydrogen to a fleet of cars equipped with fuel cells. Hydrogen is produced by an electrolyzer and no carbon dioxide is emitted into the atmosphere. These hydrogen stations are now in six countries.



Air Liquide Italy has developed a carbon dioxide-based system that improves productivity of flower, fruit and vegetable cultivation in greenhouses. A carefully controlled amount of this gas yields very positive results: tests on tomatoes showed an increase in production ranging from 10% to 40% over a cultivation period shortened by one to three weeks. This solution was a great success in Italy in 2005.

Industrial Customers

Automobiles: reducing polluting emissions and improving safety

Air Liquide is involved in every aspect of the automotive industry and innovates to support this sector's evolution, especially on environmental and safety questions. The Group has developed new and more ecological manufacturing processes, for example, gas quenching* using the Alnat HP solution that is superior to traditional oil and salt quenching. This solution was chosen in 2005 by motor vehicle equipment manufacturers in Europe, and also in China and Brazil. Protecting the environment also means exhaust systems that emit fewer particles. To meet new regulations, car manufacturers are developing particle filters, in particular, using silicon carbide, whose production requires large quantities of argon. In 2005, Air Liquide signed a major contract in Poland for this application. The Group has also developed a new gas offering for calibrating vehicle air pollution monitors – Alphagaz Auto 4, which meets the new European environmental standard Euro 4*. As for passenger safety, Air Liquide supplies the argon and helium that fill many airbags, sophisticated devices that inflate in just a fraction of a second. The Group has recently strengthened its partnership with Autoliv, the world leader in this sector.

Metal manufacturing: new momentum in welding and cutting

Welding and cutting are an integral part of a host of industries: automobiles, ship building, aeronautics and more generally all metal assembly and processing operations. These industries are constantly modernizing and need more sophisticated materials, thinner sheet metal and new specifications.
Air Liquide is at the head of these evolutions by developing increasingly complex and specialized welding and cutting technologies focused on automation, speed and welding quality. The use of lasers, for example, is on the increase.
The Group also develops original service offers such as Cap, which improves welding workshop performance.
This offer is based on support from an Air Liquide specialist combined with the installation of an innovative productivity indicator management system.



Interview with
Nathalie Chramosta
Group expert,
Water and environmental markets
France

What does your work consist of?

Most of my work entails helping wastewater treatment plant operators improve their systems. Wastewater from factories or local communities is collected in biological basins where millions of bacteria break down pollutants by using oxygen from the air. Adding pure oxygen is an excellent method of improving their efficiency, increasing it fivefold. But each case is different and requires a preliminary study to choose the most appropriate solution and its implementation conditions. We're often called on an emergency basis for problems concerning odors, scum formation or accidental pollution. I usually make an initial diagnosis by phone then, if necessary, I do further analyses on samples.

Sometimes you also work in the natural environment...

Yes, for example, in the case of the Seine in the Paris region. During a storm, rainwater, by washing the roads, picks up hydrocarbons. This water, some of which partially ends up in the Seine, forms an oily film that prevents oxygen from penetrating the river, causing a lot of fish to die. Air Liquide is involved on behalf of the local communities, in an oxygenation system for the Seine set up on six different islands. It is activated during heavy rainfall and saves the fish.

What does being an environmental expert for the Group mean?

It means that I put my experience in the environmental sector, specifically in water, at the service of Air Liquide's subsidiaries in Europe but around the world as well. When they receive a customer request that requires a specific approach, I provide technical support and consulting services to help them find an appropriate response. I'm part of the ALTEC Europe network, which has about a dozen environmental specialists including four Group experts, notably Joerg Schwerdt, our leader, based in Germany. Regardless of our specialty, we all have one point in common: a passion for the environment.


PANORAMAGIQUE

The PanoraMagique balloon at the Disneyland Resort® Paris, inaugurated on April 9, 2005, was inflated with 6,000 m³ of helium supplied by Air Liquide.

Materials and energy: the advantages of oxygen

From the oil industry to glassmaking, and also in metal processing, a large number of industrial processes use air combustion (oxygen + nitrogen). Over the last few years, Air Liquide has been working on pure oxygen and oxygen-enriched combustion. The principle of oxycombustion has many advantages. Energy efficiency is improved, which reduces the quantity of fuel used and therefore helps decrease carbon dioxide emissions into the atmosphere.
In addition, when air combustion is done at very high temperatures, as in the glass industry, it generates nitrous oxides* (NOx), which are responsible for acid rain and respiratory problems.
The combustion of pure oxygen almost totally eliminates NOx formation.
Another advantage is that it produces fumes with a high concentration of carbon dioxide, enabling this gas to be trapped and therefore not emitted into the atmosphere. The new Alglass Sun burners, developed by Air Liquide for glass kilns, make use of oxycombustion. They are being gradually rolled out at glassmaker customers worldwide.
Another example of oxygen use is the paper pulp industry. In Karlsruhe, Germany, Air Liquide's oxygen solution has enabled the Finnish-Swedish group Stora Enso to improve the efficiency of its electricity and steam power plant, which is fired by manufacturing waste (bark and sawdust).

Efficient solutions for waste treatment

Oxygen is also an important aid in waste management. It is used, for example, to burn household waste at high temperatures to produce energy and can reduce the volume of incineration fumes by as much as sevenfold. It is also extremely useful in cleaning rivers polluted by industrial waste and in improving the operation of waste-water treatment plants. Ozone, which is produced from oxygen right inside these plants, decreases the quantity of sludge produced by as much as 80%. This is the Aspal Sludge process, which was launched in 2005 in several countries, in particular France, Germany and Italy. In the United States, Medal, an Air Liquide subsidiary, has developed an original membrane-based* solution. It enables gases produced at a waste disposal site to be recovered and methane extracted from them. The methane is then used by a factory nearby. The environment is preserved because the fermentation gases (which produce a greenhouse effect*) are no longer emitted into the atmosphere. The manufacturer saves energy and the operator of the site derives income from it. Everyone benefits.

A whole range of services

The technological solutions Air Liquide offers its customers are usually supported by a service offering: cylinder management, traceability, equipment maintenance, training, on-site production, remote installation monitoring via Teleflo*, etc. The Group is also involved in metrology – monitoring and calibrating all the measurement instruments indispensable to industrial site operations.


Sustainable development


Safety first

Safety

Canada: safety has its mascot

For a safety message to be effective over the long term, it has to convey a positive and likable image. With this in mind, the Canadian safety team created Zero, the mascot who militates for "zero accidents". Zero, which is protected by trademark rights and copyrights, has been part of safety campaigns in Canada for the last five years. So that it is a constant reminder to the teams, it appears on all sorts of everyday objects: posters, key rings, T-shirts, bags, soft toys, etc. And it works! In 2005, there were only three lost-time accidents in Canada among the 1,500 employees in the Industrial Customers operations. That is the best safety record in seven years. The idea is being expanded to other Air Liquide units throughout the world and France, Australia, the Philippines, Japan and Brazil have already adopted it.



Large Indust

Air Liquide is a privileged partner of large companies in the refining, chemical and iron and steel sectors. It supplies them with gases and solutions with two main **objectives**: improving their **productivity** and making their processes more **environmentally friendly.**

Air gases 55% **Hydrogen and synthesis gases*** 25%
Energy 17 % **Other** 3%



2,744 million euros in sales

les

31 large hydrogen units

Over 8,000 km of pipelines



Large Industries

Growth dynamic



Manufacturers use more and more oxygen

Air Liquide is moving forward in its traditional markets, particularly in the supply of air gases to the metallurgical, chemical and refining industries in geographic zones where it has been present for a long time.
The use of oxygen which makes industrial processes more efficient and less polluting is steadily increasing.
To meet this ever-growing demand in the United States in 2005, Air Liquide decided to build a new air separation unit near Houston, Texas. It will be put on line and connected to the Gulf of Mexico pipeline network in 2007.
…ther example of the growth in …uide's "base" is the strengthening …offering for Ruukki, the leader in …sh steel. Air Liquide is taking over …existing air separation units on the …aahe site through a long-term contract and will build a new unit with the Group's latest technologies. This general trend toward outsourcing gas supply by large manufacturers is a real source of growth for Air Liquide.



Eastern Europe, China, India, the Middle East

In emerging countries where the demand for basic industrial goods is very strong, growth in the steel, chemical and metallurgical sectors is particularly rapid. This means sales opportunities for large volumes of gas for Air Liquide.
In 2005, the Group focused on certain zones where this growth potential is especially high. The economic momentum presently in Eastern Europe is evidenced by major contracts signed in Poland, Romania, Bulgaria and Russia.
China is another center of strong growth. The Group decided to invest heavily in this country, with 500 million euros of investments planned between 2004 and 2008. It is pursuing targeted growth in four regions on the east coast while exploring opportunities in other industrial basins. India and the Middle East are also regions that show a lot of promise and where the Group has taken its first steps. It formed two partnerships in 2005 in the Persian Gulf countries that led to initial contracts for gas supply and the beginning of a pipeline network.



Strong growth for hydrogen and carbon monoxide

Innovation, the third dimension of the Group's dynamic, is a major element in Large Industries. Hydrogen and carbon monoxide sales grew by +40% in 2005. These two gases are at the heart of major projects, especially in Europe and North America, but in Asia (China, South Korea and Thailand) as well. The demand for hydrogen is strongly driven by environmental regulations to reduce sulfur in fuels.
As for carbon monoxide, the chemical industries use large quantities, in particular to produce polyurethanes (foams, insulation, etc.) and polycarbonates (CDs, computer cases, etc.). Lastly, innovating also means developing new gas production technologies. The air separation unit, for example, put on line in Sannazzaro, Italy, to gasify ENI's petroleum residues uses state-of-the-art technologies that make it particularly efficient and flexible.







Air Liquide in *Russia*

Severstal, a major player in Russian steel, chooses Air Liquide

The Russian steelmaker Severstal is now one of the five most competitive steel producers in the world. In 2005, it chose Air Liquide as a partner to build and operate an air separation unit on its Cerepovetz site, in the Vologda area, between Moscow and Saint Petersburg. The agreement led to the ALS joint venture (Air Liquide 75%, Severstal 25%). The air separation unit will meet the site's growing needs in oxygen. Designed and assembled by the Air Liquide Engineering Department, it will be the biggest in Russia and the largest unit designed for steel production in the world (3,000 tonnes of oxygen/day). ALS is investing 100 million euros in this project. This partnership further strengthens Air Liquide's position in Russia, where the Group's prospects are promising. Russia will surely play an important role in worldwide steel production and is already one of the leaders. Severstal is a major player. It has signed agreements with other international groups such as Arcelor and continued its worldwide expansion in 2005 by taking control of Rouge Steel in the United States and Lucchini in Europe.



Large Industries

Many new projects in Eastern Europe

Certain countries in Eastern Europe have just joined the European Union and others are getting ready to do so. All of them have a high potential for industrial development. Air Liquide is positioned to support them in their growth. The Group started up a new nitrogen production unit on the Zaklady Azotowe Tarnow site in Poland, and signed a major contract to supply oxygen to an electric steel mill. Other successes with chemical and automobile customers encouraged the Group to increase its liquid gas production capacity in Silesia, the industrial heart of Poland, where its efforts are concentrated. In southeastern Europe, Air Liquide will supply nitrogen and hydrogen to the new float glass factory Saint-Gobain is building in Calarasi, Romania. In neighboring Bulgaria, it has completed two major sales contracts for air gases in the steel and copper industries. The gas units being built to fulfill these contracts will also enable the Group to meet the needs of its new customers in this booming industrial region. In total, the Group decided to invest 30 million euros in these two countries in 2005.
In Russia, another region where new growth opportunities for the Group have appeared, Air Liquide formed a partnership, in 2005, with the steel manufacturer Severstal. It is building the largest air separation unit in Russia for this new partner (see preceding page).

Chinese dynamism continues apace

In Asia, China continues to show record growth rates in all sectors and Air Liquide is pursuing its development in the major economic basins of Shanghai, Beijing-Tianjin, Guangdong-Hong Kong and the Shandong area.
Year 2005 was particularly successful. In the Caojing chemical park, near Shanghai, a hydrogen and carbon monoxide production unit started up and supplies major international customers via pipeline. In Tianjin, the Group signed a



Interview with
Vincent Le Diouron
development manager, China

In July 2005, you were sent to Shanghai on a support assignment. What did it involve?

■ Air Liquide is experiencing strong growth in China, in line with the country's economic dynamism. The local teams are expanding, both in terms of employees and competencies, but they sometimes need support in certain areas. That's what happened during the summer of 2005, with a major project in a key basin for the Group, given the complexity of the technical development, commercial and contractual phases involved. At the time, I was a Large Industries project leader in Paris, after several years experience in South Korea. As I had already been involved in similar negotiations, Air Liquide offered me the opportunity to leave for several months to coordinate this project.

What made you accept?

■ It was first of all an opportunity to take part in the front line in the development of a very large-scale project at the heart of a multidisciplinary team involving local operations, engineering, the market development and key accounts structure as well as technical, legal and other specialists. I also especially appreciated having the support of Claude Pivard, head of the Large Industries market in Asia. He has a great deal of experience and knows the Group and all the tricks of the trade inside-out. I knew that this was a unique opportunity to acquire new competencies and I wasn't disappointed. On projects as complex as these, theoretical training isn't enough. Nothing replaces experience in the field.

You even decided to stay longer than planned...

■ Yes, because negotiations [illegible] are long-term operations [illegible] isn't over yet. When Air Liquide [illegible] asked me to join its Large Industries development team headed [illegible] Tianming, I didn't hesitate [illegible]. The Group's prospects are tremendous in this country and there are a lot of projects to start up and develop.

82-5:

major contract with LG Chem, the leading chemical producer in South Korea, to supply air gases. A little farther south, on the Shandong peninsula, it signed a long-term agreement with the Chinese company Rizhao Iron&Steel. Air Liquide executed the terms of this agreement by taking over two air separation units on the customer's site and building a large third unit, operational in early 2006. Apart from meeting the needs of Rizhao Iron&Steel, the new facility will supply air gases to other local industrial customers. The Group also acquired, in the same area, the Air Resources company, a gas producer located in Lidong, and has started construction of a new air separation unit in Qingdao. Chinese dynamism has inspired the Group to explore opportunities in other regions of the country.

First concrete steps in the Middle East

The Middle East is developing industrial infrastructures to locally convert natural gas and petroleum into products with a strong added value. Air Liquide is a part of this development and launched several projects in 2005. In Qatar, it created a joint venture with Qatar Petroleum and its subsidiary Qatar Nitrogen Company. This new enterprise, called Qatar Industrial Gases in which Air Liquide holds 40% of the capital, plans to build gas production units to supply a pipeline network in the country's two major basins: Mesaieed and Ras Laffan. The latter is becoming one of the largest sites in the world for liquefied natural gas (LNG), gas converted into fuel (GTL*) and petrochemicals.

Air Liquide has carried out a similar project in Oman. In 2005, it founded ALSIG (Air Liquide Sohar Industrial Gases), in partnership with two local companies to develop an industrial gas business in the new petrochemical park in the port of Sohar. ALSIG has already signed two contracts to supply nitrogen to a refinery and a chemical plant. To do so, a first air separation unit has been built to supply the pipeline network under construction.

Sustainable development

Environment

Steel mills that emit less carbon dioxide

The European steel industry has set itself the goal of halving the quantity of carbon dioxide emitted per tonne of steel produced (today: 2 tonnes of CO_2 per tonne of steel). To achieve this, it has made a commitment to the ULCOS* research program. Supported by the European Union, its objective is to reduce these carbon dioxide emissions during steel production.

To meet this goal, one of the tracks being explored is the recycling of the carbon monoxide that comes from blast furnaces, which can then reduce the amount of coal used. Air Liquide, which is one of the program's partners, has designed a carbon monoxide recovery pilot unit. It is being built on the site of European steel industry research in Luleå, Sweden, where it will be used with a small experimental blast furnace.

Air Liquide is also participating in other long-term projects focused on trapping carbon dioxide emitted by these same blast furnaces to store it underground or use it in assisted recovery processes for natural gas or petroleum.



82-5



Large Industries

Hydrogen and carbon monoxide: growth drivers in the West

In Western countries, the Group's Large Industries business is stimulated by the demand for hydrogen and carbon monoxide. The Group's worldwide sales in 2005 were about 650 million euros and should reach one billion in 2008. These sales are generated by 200 production units around the world, 31 of them large scale. Taking these units together, the Group operates a very large hydrogen pipeline network.

Strengthening of several industrial basins in Europe

The carbon monoxide production unit inaugurated in 2005 on the Antwerp site in Belgium was already running at full capacity at the end of the year, three years ahead of forecast. The hydrogen unit started up on the same site a year earlier is also operating at full capacity. In France, also in hydrogen, after the start-up at the beginning of the year of the unit that supplies the Esso refinery in Port-Jérôme in Normandy, the Group had a new success with Innovene on the petrochemical platform in the Marseilles area, where the Group decided to build a new hydrogen production unit that will also supply the existing pipeline network. In Germany, Air Liquide has signed a new contract with the chemical company Cognis. This will double the quantity of hydrogen delivered to the Dusseldorf-Holthausen site in the Ruhr. A second hydrogen unit has been put on line in northern Spain to supply the Repsol refinery in La Corogne.



A second electricity and steam cogeneration unit was inaugurated in April, 2005, on the AMD site in Dresden, Germany. Cogeneration is 15 to 20% more energy efficient than techniques that produce electricity and steam separately. It reduces carbon dioxide emissions into the atmosphere by the same proportions.*



Sustainable development

Social and human commitment

Natural disasters: total solidarity

Faced with the two hurricanes – Katrina and Rita – that struck the coastal regions on the Gulf of Mexico in September, 2005, all the Air Liquide teams, from Large Industries, with a strong presence in the area, to Healthcare as well as Industrial Customers and Electronics, showed exemplary reactivity and generosity. Fortunately there were no fatalities in the Group or major damage to its sites. But many employees had to abandon their homes and some of them lost everything they had. Air Liquide reacted very quickly and came to the aid of affected employees, providing them with temporary housing and taking care of their basic needs. Gifts from colleagues in every country flowed into Air Liquide's permanent aid fund, ALAHO. A total of 60,000 dollars was donated, to which the company added over 100,000 dollars. This made it possible to help 75 hard-hit families very rapidly. The company's employees also contributed over 140,000 dollars to the Red Cross to aid all the victims.

This reactivity was also present in the professional field, first to guarantee the supply of medical gases to the hospitals, then to keep supplying industrial gases to the sites that continued to operate, especially in Electronics.

This surge of solidarity is in the same spirit as the generous aid sent in late 2004-early 2005 to the victims of the tsunami in Asia, which totaled nearly one million euros.




Sustainable
development

Environment

Innovative technologies to protect the environment

As part of its commitment to sustainable development, the Group constantly innovates so that its production units are becoming cleaner and cleaner. One example is the new technology implemented in the electricity and steam cogeneration* units in Bayport, Texas, which has resulted in reducing sizable quantities of nitrous oxide* (NOx) emissions. Similar technologies will be used in the new hydrogen unit in Bayport.

Elsewhere in the United States, Air Liquide has launched a large-scale program focused on the agents used in the cooling systems of its air separation units and that have an impact on the ozone layer.

The Group has decided to replace, by 2009, the systems that use the largest amount of this type of product and substitute cooling agents that are more environmentally friendly.

By taking this approach, Air Liquide is positioning itself far beyond American regulations, which require that these systems be replaced by 2030.

Environment

Texas: a new hydrogen unit for clean fuels

At the start of 2005, Air Liquide began construction of a new hydrogen production unit in Bayport, Texas, that will be connected to its pipeline network in this part of the Gulf of Mexico. With a production capacity of 110,000 m^3 per hour, it will be the Group's largest hydrogen unit. Over half the Bayport unit's production will supply the Sweeny refinery of ConocoPhillips, one of the world leaders in energy. The remaining hydrogen will meet the growing needs of current and future petrochemical customers along the pipeline network.

Trend in energy consumption per cubic meter of gas produced by air separation units


100
90
80
0
100.0
96.6
94.8
93.9
93.1
94.9
2000
2001
2002
2003
2004
2005

Overall, energy consumption per cubic meter of gas produced by the Group's air separation units has reduced by more than 5% between 2000 and 2005. Year 2005 saw a slight increase in energy consumption due to changes in the area reported on, the aftermath of hurricanes in the U.S., and operational adjustments at some Group sites to meet our customers' requirements.

Note: details and comments on safety and environmental indicators are on pages 236 to 241.


Electr

Semiconductors, flat screens, high-definition TVs and computers... Air Liquide works closely with its Electronics customers **throughout the world** providing **state-of-the-art technologies** and **services with very high added value.**

Carrier gases 32% **Specialty gases** 25%

Services and liquid chemicals 16%

Equipment and installations 27%

855 million euros in sales

onics

800 people working in customer teams

24 new protected inventions in 2005

Electronics

Growth dynamic





Asia, the center of gravity

Over 60% of the world's semiconductors and 100% of all flat screens are now manufactured in Asia. In the years to come, over three quarters of all new electronic projects will be carried out in this part of the world.
Air Liquide is bringing everything into play to meet the demands of this extremely dynamic market. After setting up the management of the international Electronics business in Tokyo in 2004 and creating an Air Liquide Electronics Asia platform that supports the Group's operations in Japan, China, Taiwan, South Korea and Singapore, the Group decided to build two centers for specialty gases in Taiwan and China in 20[illegible].



State-of-the-art technologies

The world of electronics is constantly evolving. To obtain ever more powerful and smaller chips, electronics engineers modify manufacturing processes. They use new materials [illegible] at the atomic level. These technological advances create new needs and Air Liquide is a participant in the adventure: apart from a broad range of ultrapure gases, it now offers its customers molecules, called advanced precursors, that are custom designed for the new processes.
This high-technology offering, combining these molecules with implementation equipment, was launched in 2005 under the name ALOHA™. It has already attracted several large customers and equipment makers in the United States, Europe and Asia. This technological positioning also extends to the services [illegible] analysis [illegible] [illegible] companies.



[illegible] and profitability

The Group derives added value from these technological developments. [illegible] ALOHA [illegible]




448

Sustainable development

Innovation

FabNet: traceability in fabs

FabNet is an innovative information system that controls, in real time, the supply chain of all the products in the fab*, especially ultrapure gases and liquid chemicals. Total traceability of the different components plus the collection of analytical results provides a treasure trove of information that can be accessed with a single click.

For example, if there is a problem on a production line, FabNet can home in on elements that have changed and therefore rapidly detect the element responsible. The Air Liquide teams who manage the use of fluids in the fab, as well as the customer, can access the data via a computer portal. FabNet is a very efficient reporting tool for the customer. That is why STMicroelectronics decided to adopt it in 2005 for five of its sites around the world after having successfully tested it in its Carrollton fab in the United States. The same system will be rolled out in Singapore, Italy and France so that STMicroelectronics can instantaneously view production parameters at its different sites. This solution, with its strong technological component is a new advance in the Group's service offer.

Electronics

At the heart of the electronics revolution

Their code names are TSA, AHEAD, TORUS and SAM.XX. They are the new molecules in the ALOHA range developed by Air Liquide to meet the constantly evolving needs of its Electronics customers and especially to fit in with the new constraints brought about by miniaturization. For the last five years, the Group has worked on developing these new molecules, called "advanced precursors"*, to satisfy the specifications of the latest chip manufacturing processes.

In fact, as chips become more powerful, they grow ever smaller. Today, there are about one billion transistors on a 300-mm-diameter silicon wafer. There were 10 times fewer in 2000 and five years from now there will be about 10 billion, each measuring 45 millionth of a millimeter. These dizzying figures illustrate the technological challenge of miniaturization, a challenge Air Liquide takes part in, in partnership with major players in the sector, semiconductor manufacturers and equipment makers.

Air Liquide creates new precursors

In 2004, Air Liquide launched a commercial process based on a new molecule, developed with Aviza Technology, an equipment manufacturer in Silicon Valley, in the United States. The new process was so successful that Air Liquide and Aviza Technology decided to continue their partnership to design new applications. The Group developed a dozen products now being tested by the largest equipment manufacturers worldwide, in the United States, Japan, South Korea and Europe. In 2005, Air Liquide filed over 20 patents on these molecules and their applications. Its entire new molecule offering for Electronics is now in the ALOHA range. A high-tech purification and filling center dedicated to this range was opened in France in 2005 in Chalon-sur-Saône. It will be fully on line in 2006.

Abrasives not like any others

Another example of Air Liquide's technological lead is the marketing in 2005 of the first abrasive on the scale of... an atom. This unique mixture is used to clean the silicon wafers of semiconductors between different manufacturing phases. The wafer must be absolutely flat - not a single atom must rise above the surface! A patent is being filed for this top-of-the-range cleaner, part of the

Air Liquide is closely involved with its customers in the manufacture of chips on silicon wafers.

What's a wafer?

①...afer is a silicon disc ...a diameter of 200-300 mm. ...fers provide the the active ...ucture of the electronic chips. ...clean rooms, 300 different operations involving over 50 Air Liquide gases, create multiple thin films in a dozen or so levels on the wafers. These layers create the interconnection to and from the transistors, which are tiny electrical switches that allow or prevent the flow of electricity.

② When the manufacturing is completed, the wafer is cut into individual chips. Each is then packaged and installed in everyday products such as mobile phones, laptops, TV sets, etc.



1
2
silicon disc
separating chips
electronic chip
1000 µm
or 1 mm wafer thickness
packaged chip
5 µm
thickness of active layers
transistor

82-5:



"post CMP cleans" family. It was created at the Air Liquide R&D laboratory in Dallas, Texas. Other products of this type are being developed in partnership with equipment manufacturers to offer new solutions adapted to the "noble" metals of future generations of chips.

Service: 800 Air Liquide people at the fabs

The Group not only proposes very sophisticated products but constantly takes the idea of service one step further to provide complete management (TGCM* and TGM) of ultrapure fluids at the fabs, including analytical expertise. To do so, it uses cutting-edge tools like the FabNet information system and on-site teams, about 800 people in a dozen countries, over a third of the Electronics personnel.

Innovation

New molecules: union is strength

To develop the new molecules required for manufacturing ever more integrated chips, Air Liquide works in partnership with electronic equipment manufacturers. The end customer, the chip manufacturer, doesn't choose a given molecule to improve his fabrication "formula" but opts for a global approach. This means a solution that includes the "formula" (the chemical ingredients and how they are used) and appropriate equipment. As these two elements are interdependent, a partnership is called for between Air Liquide, which designs and tests new molecules, and the equipment manufacturers, who are the project managers of the final process. Air Liquide is working with several large equipment manufacturers mostly located in Silicon Valley, in California, and Japan. One of these joint projects, with Aviza Technology, has led to the marketing of a process called SATIN, currently being demonstrated for semiconductor manufacturers. Other processes are being tested and should be launched on the market soon.



Innovation

Finding a hair between the Earth and the Sun

It's a world record in every category of analysis: the international teams at Balazs, an Air Liquide unit specializing in analytical services, can detect critical impurities in ultrapure water to the order of one in one million billion (ppq*). To demonstrate the scale, this amounts to trying to find a hair on the path between the Earth and the Sun! Reaching this precision level is related to the miniaturization of electronic components. When the size of a chip's transistor is a just a few hundred atoms, the tiniest impurity is fatal. A microcontamination can cost a fab* millions of dollars. The Balazs teams track down these impurities in every element involved in manufacturing, from liquid chemicals to the air in white rooms as well as the operators' gloves and the wafers* (silicon sheets) themselves. They also help customers find ways to eliminate contamination. Located in the United States and Europe, Balazs serves customers throughout the world.

Electronics

A new approach for specialty gases

In 2005, Air Liquide restructured its offer and launched a new approach in specialty gases* which are used in semiconductor manufacturing processes. This program was started in Asia, where most of the Group's Electronics business is concentrated. This change does not affect the nature of the gases but the entire value chain, from their purchase from chemical manufacturers to their availability inside the fab* and includes the treatment, purification and filling stages as well. This ambitious project, called Tristar, was developed because of the enormous increase in volumes, especially in flat screen manufacturing, which is a heavy consumer of specialty gases.

Tristar has three main focuses. The first is purchasing. The increase in volumes, the number of producers and the pressure exerted on end prices led the Group to set up a centralized purchasing policy run by a Shanghai-based team. This means the Group can keep in step with the constant need for efficiency of its customers, who are subject to Moore's law*.

The second focus is industrial and is based on the development of filling and/or treatment centers for specialty gases, the Electronic Material Centers. This new link in the logistics chain gives the Group more control over gas quality and availability. In 2005, the Group identified two areas where the electronics industry is booming: near Shanghai, in China, and in the Taichung basin in Taiwan.

Lastly, the program's third focus is the Jumbo offering, which handles specialty gases* in very large quantities.



Interview with

Alan Yang
AUO customer manager, Taiwan

What is special about the Taichung scientific park?

This park, in the center of Taiwan, specializes in electronics. It has grown extremely fast: the first stone was laid in 2003 and there are already three flat screen fabs (AUO), two memory fabs (ProMos and Winbond) and a glassworks specializing in TFT* flat screens (Corning). These plants are ramping up by creating new units and other companies are currently locating here.

What role does Air Liquide play in this park's growth?

Air Liquide has been there from the beginning, alongside AUO: we are a partner of this large customer, number three worldwide in flat screens. We supply it with carrier gases*, specialty gases* including a first Jumbo offering for NF3, and equipment and installations for its new units. We also supply the Corning glassworks with oxygen. We are building a new air separation unit to meet the strong growth in gas requirements for the entire park. It will be connected to a pipeline system that will serve the park's various users. In 2005, the Group also decided to set up a filling and distribution center for specialty gases. In just one year, Air Liquide invested nearly 30 million euros in this park.

What are the next steps?

To strengthen our lead, we are expanding our service offer, especially with a TGCM* project. We're keeping a very close eye on possible additions to this park. They should help us consolidate our partnership with AUO while opening up new vistas for winning other customers in this very competitive market.

Jumbo: a special service for large consumers

Traditional delivery in cylinders is no longer appropriate for large-scale consumption. In late 2004, the Jumbo offering was launched to meet this specific need. It includes supplying gas via container, on-site implementation installations and a host of services to guarantee safety and reliability up to the user point. Medium-term contracts for Jumbo were signed in 2005 for two gases (NF3 and silane). Several of these were with AUO in Taiwan and STMicroelectronics in Crolles, France. In 2006, this offering will be extended to ammonia.

The implementation of Jumbo has gone hand in hand with a systematic risk control approach that is proactive at every stage. The quantities of specialty gases* in question are very much greater than those used to fill a traditional cylinder: an isocontainer holds as much as 8,500 liters whereas a cylinder contains, on average, 50 liters. This change in scale means a greater risk, which has been analyzed in depth to guarantee total control. Special rules have been drawn up and several specific systems implemented, for example, double valves and a remote system for ensuring container safety. The Jumbo offering also provides training to employees tailored to each particular job.

Commercial success from one end of the planet to the other

In 2005, Air Liquide's Electronics business recorded good performances. Given the rate of construction of new fabs*, especially in Asia, sales of equipment and installation were especially strong, up 25% from 2004. They also reached a good level in the United States, boosted by the new fabs of Texas Instruments in Richardson and IBM in Fishkill. As for carrier gases*, two major contracts were signed with Hynix in Chung Ju, South Korea, and in Wuxi, near Shanghai, in China. Three large-scale contracts were also signed in Japan with UMCJ, Sony and Toshiba, and two others in Singapore with Tech and Chartered.



In Taiwan, Air Liquide has strengthened its partnership with AUO: after carrier gases in 2004, it signed two new contracts in 2005 for equipment and the Jumbo offering. Europe is very much in the picture as well: Air Liquide delivered and hooked up all the equipment and installations for a new AMD 300 mm fab* in Dresden, Germany, mobilizing as many as 200 people at the height of activity. The Group also enhanced its carrier gas offering at STMicroelectronics in Crolles, France.


Sustainable development
Environment
Objective: reducing fluorinated emissions
Perfluorinated gases (PFCs) that come from producing semiconductors
to the greenhouse effect*. As electronics manufacturers are concerned about
problem, they have made a commitment to considerably reduce their emissions
The UPAS solution, developed by Air Liquide, can destroy over 99.5% of
a very competitive cost. UPAS is based on a destruction-by-plasma technology
a clean process as it uses only electricity. This solution, which is being
worldwide, was highlighted in 2005 by the magazine European Semiconductor
the SEMICOM West show, the main event for the semiconductor industry



Healthcare

Air Liquide is the specialist in medical gases and respiratory treatments in both the hospital and at home. It develops innovative therapeutic applications of gases as well as new services, particularly in hospital hygiene and remote medicine.

Homecare 38% **Medical gases** 38%
Hygiene 16% **Equipment** 8%


1,395
million
euros
in sales
Nearly
300,000
patients
treated
at home
5,000
hospitals
and clinics
served

Healthcare

Growth dynamic





Increasing market shares in Europe

There are still market shares to be won in Western Europe, where the Group is the leader in the Healthcare sector.
Air Liquide has decided to strengthen its positions in certain countries. Year 2005 saw an increase in the medical gases business in France and the renewal of a major contract with *Assistance Publique des Hôpitaux* in Paris.
In Germany, thanks to the acquisition of Messer's activities, Air Liquide gained a solid position in over 800 hospitals.
Internally, the harmonization of operating procedures for the different Air Liquide Healthcare units continued as well as the focus on increased efficiency.
Significant progress has been made through the gradual rollout of a common information system, a centralized purchasing organization and the ramping up of Air Liquide units now recognized as pharmaceutical laboratories.



Targeted geographic expansion

Most of the Healthcare business is concentrated in Europe but the Group wishes to increase its international presence in this sector. In 2005, the year of France in China, Air Liquide organized or co-organized several medical congresses and seminars in this country with very high-level international participants. The Group is positioned as an important player in public health in this high-potential emerging market.
In the longer term, it wishes to develop homecare in large metropolitan areas in China and elsewhere in Asia. The Group is also interested in Eastern Europe, where it opened an office for the home-care sector in Poland in 2005.

New therapeutic gases and services that simplify a patient's life

Innovation is a strong growth driver for Healthcare, in products as well as in services.
In 2005, Air Liquide reinforced its Healthcare research teams. They are focusing their efforts on developing new therapeutic gases that meet the needs of patients and medical teams. New cryoconservation* solutions that make it possible to conserve cells, organs and tissues are an excellent example of technological progress. Air Liquide is also innovating in service, especially in home care, through remote medicine systems that handle medical data exchanges in real time between the patient and the medical staff. The Italian subsidiary Medicasa is a leader in this field.
In France, the government's plan to develop human services, with Air Liquide as one of its partners, is providing new momentum in this area. In Germany, the Group has made two acquisitions in homecare (Rubel and Zuther & Hautman).
Air Liquide has also strengthened its position in Japan by buying the Toray Medical home oxygen therapy business.
Another innovation is hydroalcoholic solutions that act on a large number of bacteria for rapid antisepsis of the skin.



Air Liquide in *Germany*

Xenon, a new medication for anesthesia

Considered an ideal anesthetic by medical practitioners because of its minimal secondary effects, xenon has just been officially recognized, for the first time, as a medication. In October 2005, Air Liquide was granted marketing authorization in Germany for this anesthetic gas. It is a new and important step forward in the Group's development strategy for its pharmaceutical business. This authorization is currently being extended to other countries in Europe.

Xenon's anesthetic power is higher than that of nitrous oxide and does not modify blood circulation in the brain. It is therefore particularly useful for brain surgery, certain categories of patients at high risk from anesthetics and for long operations. This means that it could be approved for new therapeutic treatments in the near future. It is also a powerful analgesic. Post-operative wake-up and recovery are also faster and easier for patients.

This marketing authorization opens new prospects for Air Liquide in a sector where tens of millions of patients receive a general anesthetic each year.



Healthcare

Homecare: a solution to the increase in respiratory illnesses

Through its homecare business, Air Liquide helps nearly 300,000 patients worldwide, a figure that will grow fivefold in 10 years. Most of its services, provided through the VitalAire and Orkyn' brands, concern respiratory assistance: oxygen therapy*, sleep apnea treatment, ventilation, aerosol therapy*, etc. Chronic respiratory ailments are steadily increasing and affect over 5% of the population in developed countries. According to the World Health Organization, chronic obstructive pulmonary disease, better known as "smoker's disease", will be the third leading cause of death worldwide in 2020. At the same time, homecare is growing because it provides a better quality of life and is much less costly for the state than hospitalization. In developed countries, the result is that health systems are moving toward better coverage of homecare.

An offering that focuses on the patient

The Group not only supplies oxygen and related equipment but many services as well: flexible and quick intervention, a 24/7 emergency service, management of administrative files, training of the patient and his family, all while working closely with medical and paramedical personnel and reimbursement structures. In France, Air Liquide also helps diabetic patients by providing them with insulin pumps, an activity that is booming. The Group's offering extends to other services such as perfusion and enteral nutrition (via the esophagus or the abdominal wall).

Strong growth in Europe, especially in Germany

Air Liquide is showing strong growth in its homecare sector, particularly in Europe. Germany has been especially dynamic in 2005 as the homecare market has benefited from a recent change in the healthcare system that improves coverage. The good performance of Air Liquide's Healthcare business in this country was consolidated by the acquisition of two companies specializing in respiratory treatments for patients at home: Zuther & Hautman, in southern Germany, and Rubel, based in Düsseldorf.



Interview with

Pierre Pellerin
Respiratory therapist at VitalAire in Canada

What does a respiratory therapist do?

I work with patients with respiratory illnesses who are treated at home. After receiving the physician's prescription and an agreement from the health organizations, I go to the patient's home and set up medical equipment for oxygen therapy* and train him or her how to use it. I also do a clinical evaluation: blood pressure, pulse, level of oxygen in the blood and so on. This first visit is very important to get to know the person, determine his or her needs and make him or her understand the key elements of the treatment, especially safety measures. As most of our patients are elderly, I try to train them while their families are present so that the latter can help them if necessary. We all speak French and English too, because both languages are spoken in our New Brunswick region.

Do you continue to follow up each patient?

Yes, I go and see him or her depending on their needs and the follow-up program set up at the start. I check their state of health, make sure that the equipment works properly and verify that the treatment is appropriate and being followed. To do this, I work closely with the primary physician, to whom I transmit the information, and with my colleague who is in charge of supplying oxygen cylinders. It's really teamwork. If there's even the slightest worry, the patient can call the VitalAire emergency service, 24/7.

What kind of relationship do you have with your patients?

Our relationship goes well beyond simply providing treatment. A lot of the patients live alone and eagerly await our visit because we are a source of comfort. In some ways, we're a little like social workers. We talk about this and that, we bring in the mail, we do little chores for them. As time goes on, we create very strong bonds. I particularly like this human side of my profession. I've been doing it for 13 years and I'm very happy. I really feel I'm being useful and providing a service, in the real sense of the word.



Air Liquide, a partner in the growth of human services in France

Homecare in France gained new momentum when the government adopted a development plan for human services in early 2005. A national agreement was drawn up that Air Liquide signed. By officially recognizing this alternative to hospitalization, the state has opened new growth horizons for Air Liquide's services, with, in the longer term, specific accreditation procedures and a regulatory and financial framework. This plan will make possible specific approved procedures for employees who provide these services, as is already the case in other countries such as Canada. Air Liquide plays a pioneering role in homecare as it has already set up a medical-technical counselor training program at its subsidiary Orkyn' in partnership with the French Red Cross. This training will be professionally certified in the near future.

Safety

"Take as good care of yourself as you would your patients"

The Air Liquide homecare teams spend a lot of time at patients' homes doing a host of things in an environment that is very different from that of the company. As for safety, this means a much higher risk of accidents, especially cylinder handling problems and falls. In recent years, the Air Liquide Healthcare teams have focused on prevention through international safety campaigns with a single message: "Take as good care of yourself as you would your patients." Posters, training sessions, seminars, risk analyses have all proven their worth: in two years, the lost-time accident rate has reduced by about 35%. The subsidiaries are strongly committed to this approach and any initiative on improving safety is welcomed. Orkyn', a French unit, has created a group of safety facilitators in charge of instilling safety locally on a daily basis and passing the company's safety messages to all its employees. This operation fits in perfectly with the Air Liquide group's safety approach in general, and homecare in particular.

Social and human commitment

Homecare and sustainable development

Air Liquide's homecare sector has a strong human dimension because it is totally geared to improving patients' living conditions and helping them regain and keep their autonomy. Working closely with patients, the special quality requirements of such a vital service, the close relationships with the different links in the health chain, the strong involvement in the social fabric are all totally in keeping with the Group's sustainable development* approach.







82-5



Healthcare

Medical gases

Air Liquide's medical gases are found everywhere in the hospital: the operating room, the patient wards, the resuscitation room and the emergency room.

Apart from oxygen and nitrous oxide, Air Liquide is developing new therapeutic applications for its medical gases. Researchers are working on gaseous medications that have many advantages over traditional pharmaceutical products. In 2005, in Germany, the Group received marketing authorization for xenon as an anesthetic, a world first. Authorization requests are under way in other European countries. The first therapeutic gases Air Liquide launched in 2001 and 2002, Kalinox (an analgesic) and Kinox (for pulmonary hypertension) are continuing their growth in Europe.

A regulated world

...evelopment of therapeutic gases is ...tnened by the fact that a growing ...ber of countries now consider ...dical gases as medications. As a ...esult, the Air Liquide Healthcare subsidiaries have become fully-fledged pharmaceutical laboratories. This transformation began in France, Belgium and Germany and has recently extended to units in Spain, Switzerland and Sweden. These subsidiaries follow very strict rules on quality, purity and traceability.

For example, each Air Liquide Healthcare site has a pharmacist who makes sure the rules are applied to gas cylinders. All cylinder movements are monitored via chips or bar codes that contain five years' worth of data.

A very broad service concept

Service is an integral part of the Air Liquide hospital offering. It consists first of all in guaranteeing permanent availability of the gases (remote monitoring of levels, backup systems for critical locations such as operating rooms). It also includes total cylinder management, installation maintenance and caregiver training. More sophisticated services like cryoconservation* have recently been added.

In 2005, major contracts were signed in Italy and Belgium. The Internet is also a source of innovation: Visual, the extranet portal launched in France, enables hospitals to check their gas consumption and the condition of their stock, place orders and receive training.

Hygiene, more important than ever

Hygiene is another sector in which Air Liquide finds solutions to a growing concern of its Healthcare customers. Many people are aware of nosocomial infections contracted during a hospital stay and that strike between 5% and 10% of all patients. Number one in hospital disinfection techniques, Air Liquide has several strings in its bow: disinfection and antiseptic products through its subsidiaries Anios and Schülke&Mayr, sterilization of surgical instruments through Omasa and a group of services including air system monitoring and cleaning. Shülke&Mayr bolstered its teams in Asia and completed the integration of



Air Liquide in *Italy*

A skin "bio bank" in Milan

The new cryobiological center that opened at the end of 2005 at the Niguarda Ca'Granda hospital in Milan, Italy, is an outstanding international reference in the conservation of human skin and cartilage samples. In the longer term, it will extend its activities throughout Europe and handle a broader range of tissues, in particular stem cells. Air Liquide was selected to create and operate this center whose equipment runs on liquid nitrogen (-196°C). The control of the installations is totally automated and a sophisticated system provides complete sample traceability. The cryobiology rooms and the tissue preparation labs now cover 700 m^2, which will be increased when the center acquires its European "bio bank" status.

Arcana, an Austrian company acquired in 2004, which will form a solid base for its expansion in Eastern Europe. These two companies had very strong growth in 2005. Shülke&Mayr was awarded first prize in the MIMONA competition in Germany, which singles out a particularly innovative and creative corporate approach geared to increasing employee motivation in the sustainable development* area.

The threat of avian flu was the number one health concern worldwide in 2005. Air Liquide is now ready to meet hospital needs in case of a pandemic, in particular to supply extra quantities of products and hygiene solutions as well as oxygen, as respiratory problems are an additional complication for people contracting this illness.



The new Franco-Chinese urology ward run by Prof. Bernard Debré was inaugurated on November 21, 2005, at Pudong hospital in Shanghai. Air Liquide supplied anesthetic equipment (Taema) and hygiene products (Schülke&Mayr).



Sustainable development

Social and human commitment

A hospital train for disadvantaged South Africans



PHELOPHEPA

It's a train unlike any other: the Phelophepa is an authentic mobile hospital that crisscrosses the rural areas of South Africa, helping people with health issues. The train's 16 carriages house an eye clinic, six dental offices, a psychology cell and a pharmacy, general practitioners and pediatricians. Air Liquide strongly supported this humanitarian operation in 2005 as health problems are particularly important to the Company. It is also a member of Sida Entreprises, an association of French companies in Africa that fights AIDS. The Group's South-African subsidiary has been heavily involved in this battle for several years, both for the sake of its own teams and to support various associations.

Related acti

Air Liquide has developed **complementary activities** based on the gas business. From tanks for the **Ariane rocket** to sophisticated cryogenic systems including **engineering, welding** and **diving**, the Group's technological skills are at work.

Welding 40% **Engineering and Construction** 33% **Chemicals** 16% **Diving** 11%

1,287 million euros in sales

vities

5 Engineering and Construction centers worldwide





Related activities



Air Liquide in Qatar

A leading reference in helium

Helium is a rare gas found in underground deposits in very low concentrations, generally combined with natural gas. It must be separated, then purified and liquefied to be transported, often over very long distances (there are only 12 production sites in the world). The successful start-up in 2005 of a helium concentration, purification and liquefaction unit designed and built by Air Liquide in Qatar signals a new lead for the Group in rare gases*. Located 75 km north of Doha, in Ras Laffan, it will enable a consortium of two local companies to produce 10% of the world helium market. It is a technological success, the result of close cooperation between the Engineering and Advanced Technologies Division teams, who succeeded with this extremely complex project using cutting-edge technologies. It is also a commercial success as the Group can supply helium to its customers around the world.

Engineering: 2005, an intense year

Air Liquide Engineering has over 1,400 employees at its six locations around the world (France, North America, Japan, China, Singapore and India). These teams design and build gas production units for the Group and third-party customers. They constantly improve gas production technologies to increase the units' efficiency and capacity.
The teams' geographic balance and network means the Group can stay close to its customers while guaranteeing them the same level of service.
Engineering was extremely active in 2005. Many large-capacity units were put on line throughout the world, covering all the Group's gas businesses: air gases, hydrogen and carbon monoxide, helium and cogeneration*. Moreover, the Group signed a large number of contracts, particularly in the new geographies: China, India, Turkey and Eastern Europe. Major





projects are being studied in the Persian Gulf that focus on the conversion of natural gas into liquid fuels or basic products for the chemical industry. These processes consume very large quantities of oxygen and Air Liquide is following these promising developments very closely.

Equipment and consumables for welding-cutting

The Group's welding (welding units, metal-cutting machines, etc.) and consumables (flux cored wire, covered



.des) business is mostly carried ·n Europe through Air Liquide ·ding with its three main brands: ·O. Oerlikon and SAF.
Several major innovations were put on the market in 2005. Digi@wave (see box above), the TopTIG torch system and the new Cristal welding consumables were among the most important. TopTIG, for welding thin sheet metal, especially for the automobile industry, uses a new process that considerably improves welding quality: it eliminates any projection that might alter the sheet metal and produces very smooth welds, guaranteeing good paint adhesion. The Cristal consumables range noticeably reduces fumes, improving the welder's work environment.

Innovation

Digi@wave: a welding aid

The new range of Digi@wave welding generators, launched in 2005, is part of the new generation of digitally controlled units. Moreover, it has a welding aid system: each generator has a large library of preset programs.
All the welder has to do is specify his operation's configuration (thickness and nature of the sheet metal, position, etc.) and Digi@wave chooses the appropriate welding program from its library and suggests it to him.
This new function provides greater speed in controlling welding operations.



Specialty chemicals: a strong demand for animal vaccine adjuvants

The Air Liquide subsidiary SEPPIC produces specialty chemicals that are experiencing very strong growth: surfactants* and polymers to formulate active ingredients and excipients. These products are used in cosmetics and pharmaceuticals and for specific industrial purposes.
The demand for active ingredients in the cosmetics sector and for animal vaccine adjuvants was very strong in 2005. SEPPIC will open a production unit in Shanghai which will be operational in 2007. The company has signed an agreement with BASF in the pharmaceutical sector to jointly market excipients formulated from a combination of the two companies' products. SEPPIC, moreover, has consolidated cooperation with the Group's hygiene units in skin disinfection and treatment. Lastly, through its
adjuvants, the company is helping to develop animal vaccines against avian flu.





Related activities

Space: Air Liquide participates in Ariane's advances

Air Liquide has been involved in the European space adventure since its beginnings. Several of the Group's units take an active part in it. In French Guiana, a team is dedicated to the Ariane 5 rocket launch pad: they supply all the gases the launcher requires plus related services.

The Cryospace subsidiary (55% Air Liquide, 45% EADS) builds the hydrogen and oxygen tanks for the rocket's main stage at Les Mureaux, near Paris. The Advanced Technologies Division (DTA), located near Grenoble, in France, is involved in several aspects of the Ariane program, principally the cryogenic upper stage of the new Ariane 5 ECA launcher. DTA is also responsible for satellite cryogenics, for example, the cooling systems of the infrared cameras on the European satellites Herschel and Planck, being put into orbit in 2007 to study the origin of the universe.

In the aeronautics sector, Air Liquide has developed onboard oxygen (OBOGS) and nitrogen (OBIGGS) production systems for planes and helicopters. Airbus chose its new OBOGS module, twice as compact as the current systems, in 2005 for the European transport plane A400M. This module will protect the crew and provide respiratory comfort. The OBIGGS nitrogen production generators handle fuel tank inerting.

Very low temperatures: unique know-how to serve science

Air Liquide's expertise in very low temperatures makes it a natural partner for universities and research centers around the world. The helium-based cryogenic systems it is developing approach absolute zero (-273°C). They are critical for researchers studying the composition of matter and especially those working on nuclear fusion as a potential energy source for the future. This type of work requires superconductor magnets that only function at very low temperatures. The Korea Basic Science Institute in Daejon, South Korea, chose Air Liquide in 2005 for just such a project, to design and install a helium refrigeration unit reaching -269°C, to be completed in 2007. The Japan Air Gases subsidiary has also installed a helium liquefaction unit at the University of Kobe in Japan to meet its needs in fundamental research on superconductivity, nanotechnologies and quantum physics.

Air Liquide is also continuing the giant project started several years ago at CERN (European Organization for Nuclear Research) in Geneva. Over 60 people from the Group's Advanced Technologies Division are working on this major technological challenge: creating a ring-shaped cryogenic system 27 km in circumference, 100 m underground, to supply liquid helium to the superconductor magnets in the future LHC (Large Hadron Collider) particle accelerator.

Sustainable development

Innovation

Ariane 5: ever more powerful

On February 12, then on November 17, 2005, the latest Ariane 5 ECA successfully completed its first qualification flights. With this new version, the launcher can put 10 tonnes of satellites in orbit, compared to 6 tonnes today. For Air Liquide, this means a boost in business as this version has a new cryogenic upper stage made by Air Liquide and equipped with two separate hydrogen and oxygen tanks. The success of these two flights signals the entrance of Ariane 5 ECA into the operational phase.

One third of the ring had been completed at the end of 2005. This ambitious project is run by a young Air Liquide engineer, Hadi Moussavi, who received the Pierre Faurre prize of the *Fondation Polytechnique* in 2005. This award singles out this engineer's managerial aptitudes and expertise in the framework of an exceptional technological, scientific and multicultural project.

State-of-the-art diving equipment

Aqualung International, an Air Liquide subsidiary, has a large range of equipment and products for competitive, recreational, military and professional diving and swimming. It is the leading manufacturer of diving equipment worldwide. Its number one position results from a policy focused on quality products, based on the expertise of its R&D and production centers and a particularly extensive and efficient worldwide distribution network. There are a dozen units in Europe, North America and Japan and 50 or so distributors in other regions.

Corporate sponsorship

Clipperton, Vanikoro... the spirit of adventure and the love of science

Air Liquide regularly supports human adventures that embody its values of discovery and innovation in the framework of its sustainable development* approach. In 2005, it played a role in two new scientific missions: the Clipperton expedition, headed by the physician-explorer Jean-Louis Etienne, and the Vanikoro 2005 underwater archeological mission. Several of the Group's units were involved in both projects, in particular, Aqua Lung International, world leader in diving equipment.

From December, 2004, to April, 2005, a team of 40 researchers conducted an inventory of the biological milieu to study biodiversity on the small island of Clipperton, located in the Pacific Ocean west of Mexico. Air Liquide supplied all their gas and diving equipment, medical oxygen for emergencies, liquid nitrogen to store samples and a fuel cell to provide environmentally friendly energy.

The Vanikoro expedition took place in April and May, 2005, near the island of Vanikoro in the Solomon Islands archipelago off New Guinea. This underwater excavation campaign explored the wrecks of two frigates of the French explorer La Pérouse that sunk in 1788.

Aqua Lung International provided the diving equipment and, in particular, its new Mistral regulator specially designed for underwater photographers, biologists and archeologists.



82-52


Management


Report

Contents

Key figures for the Group

2005 was a year of **sustained growth** for the Group, marked by the successful integration of the activities acquired from Messer. A marked increase in revenues and in efficiency allowed an improvement in margins and a **significant increase in net earnings after taxes.**

Increased cash flow, tight control over capital expenditures and divestitures linked to portfolio optimization enabled a **reduction in net indebtedness** to 3,740 million euros. The **debt/equity ratio** is **60.2%** and **ROCE** is **11.7%.**

Overall, Air Liquide enjoyed a **strong level of activity in 2005**. In light of this good performance and the sustained growth prospects for 2006, the Management Board proposes payment of a **dividend of 3.85 euros,** an increase of 10.0%, as well as the **allocation of one bonus share for every 10 shares held.**

In millions of euros	2004	2005	2005/04	2005/04 Excl. forex	2005/04 comparable
Total revenues	9,428	10,435	+10.7%	+10.2%	+6.2% (1)
Of which Gas and Services revenues	8,275	9,148	+10.5%	+10.0%	+5.5% (1)
Operating income recurring (OIR)	1,375	1,518	+10.4%	+9.9%	
Operating income	1,224	1,473	+20.3%	+19.7%	
Net earnings (Group share)	780	933	+19.7%	+18.8%	
Net earnings (Group share) on a comparable basis (2)			*+10.9%*		
Funds from operations	1,692	1,805	+6.7%	+6.1%	
Net earnings per share (3) (in euros)	7.23	8.66	+19.8%		
Dividend per share (in euros)	3.50	3.85	+10.0%		
ROCE after tax	11.9 %	11.7 %			

ll financial information has been prepared in accordance with IFRS, including 2004 figures which have been restated to allow for comparison.

xcluding currency, natural gas, acquired Messer activities, deconsolidation of US Electronics liquid chemicals.

order to compare 2004 results with those in 2005, items that we consider to be exceptional and significant linked with the completion of disposal gains and restructuring ions are deducted.

mber of shares outstanding as of December 31, 2005, for EPS calculation: 107,747,742.

Revenues

Revenues rose across all geographical areas, particularly in the United States, and in all business lines, **reaching 10,435 million euros** for 2005, an increase of **+10.7%.** Growth came from Large Industries, in particular hydrogen, new territories, notably in emerging Asia, and the Healthcare business line in Europe. Excluding foreign exchange, natural gas, revenue growth, at **+8.0%,** includes a change in consolidation scope impact of **+1.8%,** mainly due to the first full year consolidation of the activities acquired from Messer. On a comparable basis, growth was **6.2%.**

■ Group results

Operating income recurring is 1,518 million euros, up +10.4% on last year. The **operating margin** (Operating income recurring as a percentage of revenues) increased from 14.6% in 2004 to **14.8%** in 2005, excluding the impact of natural gas.

This **increase in margin** is the result of the profitability of the additional volume in 2005, and the **synergies associated with the integration of Messer activities** (around 60 million euros in 2005). In addition, the **roll-out of the OPAL program** (around 92 million euros in 2005), together with **price increases,** almost totally offset the impact of cost increases in 2005, including the significant rise in energy costs (petrol and electricity). Excluding the impact of the significant exceptional items identified in the following reconciliation table, the **other non-recurring operating expenses** were positive over the previous year, reflecting in particular the capital gains from the disposal of certain activities, such as the disposal of Sechilienne-Sidec, part of the Group's continuing efforts to optimize its business portfolio.

Net finance costs total (212) million euros. This slight increase of 13 million euros on last year (+6.6%), is mainly due to the cost during the full year 2005 of the debt associated with the acquired Messer activities.

The **contribution from companies accounted for by the equity method,** at 37 million euros, is stable over last year.

The **effective tax rate** in 2005 is 29.4%. The 2004 rate was exceptionally low, primarily due to certain non recurring tax operations.

Profit for the period attributable to **minority interests** is 74 million euros.

Net earnings, Group share, amounted to **933 million euros,** an increase of **+19.7%.**

Net earnings, once adjusted for items that we consider significant and exceptional, amount to 812 million euros in 2004 and 900 million euros in 2005, an increase of **+10.9%.**

Reconciliation of the net earnings, Group share, and the net earnings Group share on a comparable basis

In millions of euros, after taxes	2004	2005	2005/04
Net earnings Group share	780	933	+19.7%
Divestitures:			
Messer / Sechilienne – Sidec	(32)	(81)	
Restructuring Industrial Customers in Europe:			
Germany (Messer) / Other European countries	64	48	
Net earnings Group share on a comparable basis	**812**	**900**	**+10.9%**

Earnings per share were 8.66 euros, an increase of **+19.8%,** in line with the published net earnings. The number of shares used for the calculation of the earnings per share calculation at December 31, 2005 is 107,747,742.

In 2005, the Group repurchased 411,699 shares at an average price of 145.16 euros, for a total of 60 million euros.

■ Statement of changes in financial position and net debt

In millions of euros	2004	2005
Funds provided by operations before captal gains and changes in working capital	1,704	1,920
Capital gain from asset disposals	(12)	(115)
Funds provided by operations before changes in working capital	1,692	1,805
Changes in working capital	(244)	5
Distribution	(490)	(476)
Investment payments	(3,760)	(1,051)
Proceeds from asset disposals	753	281
Other	4	(90)
Net before financing	(2,045)	474
Increase in capital	13	78
Share repurchase	(44)	(60)
Exchange rate and consolidation scope effect on debt	26	(177)
Effect of IAS 32 and IAS 39	(175)	(42)
Change in net debt	**(2,225)**	**273**

In millions of euros	2004	2005
Net debt at end of period	**(4,013)**	**(3,740)**
Debt to equity ratio at end of period	77%	60%


Management
report

Funds provided by operations before changes in working capital, including provisions and capital gains on disposal, is 1,805 million euros, up 6.7% on last year. This includes the impact of the payment in 2005 of a part of the costs provisioned for in 2004 linked to the restructuring in Germany following the acquisition of the activities from Messer. Excluding this impact, the progression is +8.9%.

The reduction in **working capital** (5 million euros), despite a significant increase in revenues, reflects management efforts at operating unit level.

Capital expenditure totaled 1,051 million euros, of which 975 million euros are industrial investment payments. Financial investments, and in particular the buy-out of minority interests in SOAEO, totaled 76 million euros.

The **proceeds from divestitures** resulting from portfolio optimization, amount to 281 millions euros. As of December 31, 2005, **net indebtedness** is 3,740 million euros, down 273 million euros compared to December 31, 2004.

The **debt/equity ratio** is, therefore, 60.2% as of December 31, 2005, in line with our debt objectives to reduction. The financial structure of the Group is extremely solid.

The after-tax **return on capital employed** (ROCE) was 11.7%, in line with our medium-term objective of 12%.

Compared to 2004, the 2005 ROCE incorporates the full year impact of the presence of the Messer assets on the balance sheet, partially offset by margin improvement and good management of investments.

Dividends

At the annual General Shareholders' Meeting on May 10, 2006, a **dividend of 3.85 euros** will be proposed to shareholders for fiscal year 2005, amounting to a distribution rate of 46.3% of consolidated net earnings, as well as the **allocation of one bonus share for every 10 shares held.**

Dividend per share: € 3.85, +10.0%
(in euros)


5
4
3
2
1
0
3.50
3.85
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

2005 dividend to be proposed at the General Shareholders' Meeting. Dividends for previous years are adjusted to take into account bonus share issues.

Average annual growth over ten years
Dividend per share: +11.9%
Total shareholder return: +12.0%

At year-end 2005
Distribution rate: 46.3%
Dividend yield: 2.4%

Total shareholder return of an investment in Air Liquide shares

Total shareholder return (TSR) is an annualized rate of return for shareholders who purchased a share at the beginning of the period and sold it at the end of the period.

TSR calculation factors in the change in share price and dividends paid (including tax credit), assuming they are reinvested in shares right away.

This return is a percentage equal to the **share yield** (dividend/share price) added to the capital gains rate (capital gains over the period/initial share price).

For L'Air Liquide S.A., net earnings before exceptional items reached 441.3 million euros, compared to 383.9 million euros in 2004.

■ Messer

The Group is **ahead of its 2005 synergy objectives** in respect of the integration of activities acquired from Messer. In 2005, Air Liquide achieved **synergies of 60 million euros.** Since the acquisition of Messer in 2004, synergies total 68 million euros following 18 months implementation of optimization projects. At the time of acquisition, a total of 100 million euros were expected over three years, since reduced to two years mid 2005. Hence, the Group is ahead of schedule, particularly due to the successful integration of teams and to the identification and rapid implementation of best practices regardless of where these ideas for improvement originated.

This progress ahead of the initial schedule results from an excellent implementation of programs ensuring industrial efficiency and the grouping of the head offices in the US and Germany. Precise management of logistics and purchases led to operational gains ahead of the Group's forecasts.

In terms of **positive synergies,** the products from the activities acquired from Messer enlarged and enhanced the Group's range, particularly in **specialty gases.** Likewise, the Group was able to market xenon, produced by Air Liquide, as **anesthetic gas** to German hospitals formerly the clients of Messer. Finally, the Group benefited more substantially from the growth **in the US** thanks to an increased presence in this major advanced industrial market.

With this increased presence, and reinforced contacts with major customers, the Group is favorably positioned to **support its clients in their growth projects worldwide.** Industrial gas represents a small part of the Group's customers' costs, but is of major importance in terms of operating or technical risk. Increased presence at customer sites, and the in-depth knowledge of their industrial processes enable Air Liquide to respond better to their requests to improve existing industrial processes, and to accompany them in their geographical expansion around the world.


OPAL
M€ 400 mid 2004-2007
M€ 100
of growth impact
Growth enablers
M€ 200
Sustain cost efficiency
Industry leadership
Profitable growth
Develop human capital
Operational performance
M€ 100
from processes improvement
Share best practices
Sustain cost efficiency

OPAL, the program designed to improve the Group's profit margins by **400 million euros** by the end of 2007, achieved results in its first year in line with expectations.

The OPAL program has three major components:

- acceleration in the marketing of innovative products,
- improvement in the efficiency of the Group's operations, and
- the sharing of best practices.

OPAL enables Air Liquide to **improve its margins** in an inflationary environment marked by increasing pressure on prices in certain markets, and remain competitive. The Group compensated some of these increases temporarily, notably in transport and in energy, by an improvement in operational efficiency (reduced per unit consumption, improved trip planning resulting in fewer kilometers traveled).

Improvement programs, more structural in nature and linked to the deployment of information systems, will ramp up in 2006. The full impact will be realized in 2007.

Air Liquide's objective is to use a large part of these productivity gains to improve margins.


Activities and Investments

The Group recorded strong consolidated revenue growth of 10,435 million euros in 2005 and saw a strong level of activity in 2005 in all business lines and in all geographies, particularly with the numerous positions we established in new territories, such as Asia, Russia, and the Middle East. The successful integration of the acquired Messer activities and our growth in Large Industries, and in Healthcare strengthened our presence in the most advanced industrial economies.

In 2006, these positive trends should continue thanks to contract signatures in new territories, and to the development of the Group's growth drivers.

■ Analysis by geographic zone

Revenue by geographic zone
(in millions of euros)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,751
2,673
5,824
187
Asia-Pacific
Americas
Europe
Africa and Middle East

Operating income recurring by geographic zone [1]
(in millions of euros)


1,200
1,000
800
600
400
200
0
251
366
1,015
41
Asia-Pacific
Americas
Europe
Africa and Middle East

(1) Excluding research centers and corporate overheads (155) million euros.

Asia-Pacific

Air Liquide's activities in Asia-Pacific performed well. Large Industries reported record growth. In China, in particular, the business line benefited from the ramp-up of the Caojing site, in the Shanghai region, and the new contract signed with Rhizao Steel. Many new contracts will further strengthen our positions in this high growth country.

In Japan, Large Industries saw good levels of activity and further progress in Electronics, where equipment and installation sales were particularly active.

In Asia Pacific, operating income recurring was 239 million euros, up by +8.0%. It benefited from the strong levels of activities in emerging geographies and the solid performance in Japan. Industrial Customers and Large Industies saw their results grow at a double digit rate.

Americas

The Group fully benefited from the robust economies in the Americas. Hydrogen sales continued their strong growth, particularly with the ramp-up of our new El Segundo unit in California. Furthermore, Industrial Customers saw sustained growth, finishing the year with a very buoyant fourth quarter, despite rises in energy costs. Moreover, the Group significantly developed its nitrogen and CO_2 activities in the Alberta oil fields of Canada. Electronics reported sustained growth in 2005, with good equipment sales and new on-site contracts.

The Americas recorded a strong operating income recurring performance with a record level of almost +19%, despite the impacts of the hurricanes and the substantial increase in energy costs. This improved performance comes mainly from the result of the consolidation scope and synergy impacts linked to the acquisition of the Messer activities in the United States.

Europe

Europe saw significant hydrogen volume growth, with the ramp-up of new units at Port-Jérôme in France, La Corogna in Spain and Antwerp in Belgium. Cogeneration revenues rose, with the start-up of a new unit in Germany.

Strong development continued for our Healthcare activities, particularly in Germany, where growth was helped by homecare acquisitions and in France, where homecare and hygiene did particularly well.

In Large Industries and in Industrial Customers, numerous new positions were taken in Eastern Europe, with contracts signed in Poland, Russia, Romania and Bulgaria. In a generally difficult European economic environment, particularly in France, Germany and Italy, Industrial Customers experienced moderate sales growth.

Overall in Europe, operating income recurring (928 million euros) showed similar growth as in Asia, despite more modest activity, thanks to the scope consolidation and synergy impacts of the Messer acquisition. Healthcare, despite a regulated price environment, considerably improved its results, thanks to strong growth in its business activities.

Africa and Middle East

The successful start-up of the Ras Laffan unit in Qatar enabled a consortium of two local natural gas companies to produce 10% of the needs of the worldwide helium market. This commercial success, coming after the construction of the unit, allows Air Liquide to offer customers around the world at lower cost and with increased independence.

Capital intensity

Capital intensity is the amount of capital needed to generate one euro in revenues. This capital is either invested into industrial assets (production units, storage, trucks, etc.), or used as working capital to finance the development of the activities.

Capital intensity in the Group's business lines varies:

- air gases production in Large Industries is very capital intensive with a capital intensity between 2 and 3,
- hydrogen or cogeneration services currently have a capital intensity close to 1, given the high price of natural gas in particular,
- Electronics, Healthcare, all major development drivers, also have a capital intensity around or below 1 depending on product mix.

Whatever the capital intensity, Air Liquide's objective is to achieve, over the long term, return on capital employed after tax of at least 12% (ROCE).

Gas and Services

Industrial Customers

(in millions of euros)

2005 revenues	4,154
Capital intensity	1.5 - 2

Food - Pharmacy	14%
Materials - Energy	28%
Automotive - Fabrication	25%
Technology Research	8%
Craftsmen - Distributors	14%
Other	11%

Large Industries

(in millions of euros)

2005 revenues	2,744
Capital intensity (1)	1.2 - 2.5

(1) At 2005 average natural gas price.



Air gases	55%
H_2/CO	25%
Cogeneration	17%
Other	3%

Electronics

(in millions of euros)

2005 revenues	855
Capital intensity	1 - 1.2

Carrier gases	32%
Specialty gases	25%
Services and liquid chemicals	16%
Equipment and Installations	27%

Healthcare

(in millions of euros)

2005 revenues	1,395
Capital intensity	0.8 - 1.2



Homecare	38%
Medical gases	38%
Hygiene	16%
Equipment	8%

Competition

Air Liquide's main competitors in industrial and medical gases are the American groups Praxair and Air Products, the British group BOC, the German group Linde and two smaller groups: Taiyo Nissan (Japan) and Airgas (United States).

Delivering growth strategy

The Group's strategy is firmly focused on growth:

- Air Liquide's strategy combines **geographical presence, balance of activities and resource mix**, in order to develop innovation and technology, strengthen its presence in advanced economies and conquer new territories. This strategy leads to targeted investment equal to 11% to 13% of revenues, enabling sustained growth over time,
- earnings each year result from the combination of **growth in sales** and **continuous gains in productivity** within the Group,
- **financial discipline** is driven by **ambitious goals**: the return on capital employed after tax (ROCE) should attain or exceed 12%; the ratio of net indebtedness to shareholders' equity less than 50%, outside of periods of significant acquisition,
- delivering **sustained, long-term shareholder returns** is a **priority** for Air Liquide.

2006 outlook and trends

Several significant events in 2005 particularly demonstrate the Group's growth strategy:

- the successful and full integration of the activities acquired from Messer,
- the development of the Large Industries sector, in particular hydrogen,
- Air Liquide's increased presence in new territories,
- the performance of the Healthcare business line,
- the development of technology and innovation enabling Air Liquide to enlarge current markets and prepare those of tomorrow.

On this basis, the Group is well positioned in 2006 to continue its growth dynamic established over the last 2 years.

No other significant commercial or financial change has of occurred since December 31st 2005, the close of the last published accounts.

Investment decisions and capital expenditure

Investment decisions are central to the implementation of the Group's strategy. Investments must:

- develop the business through both internal and external growth,
- improve efficiency and quality, and
- ensure safety and reliability.

The economic objective of these investments is to achieve long term growth at a good return on capital employed. The required level of profitability varies with the overall assessment of the risks associated with the investment. Investments in long-term contracts, for instance, generate lower levels of profitability in the first few years, because the customer's needs increase gradually, while the contract bears the depreciation (straight line over the term of the contract) and financial expenses over the same period. Profitability levels increase rapidly thereafter.

Air Liquide has continued, over the past fours years, to invest at a rate of approximately 1 billion euros a year. Today, the Group has over 400 major units on the five continents.

In 2005, investment decisions amounted to 1,197 million euros. Emerging geographies accounted for 300 million euros of the Group's total investment decisions. In particular, several significant successes were achieved in China, Russia and India, materializing therefore its geographic growth strategy. Growth markets, such as hydrogen, energy, Electronics and Healthcare accounted for 400 million euros. These strategic development drivers accounted for more than 60% of Gas and Services investments.

Investment decisions
(excl. Messer in 2004)
(in millions of euros)


1,400
1,200
1,000
800
600
400
200
0
1,149
1,052
951
1,202
1,197
2001
2002
2003
2004
2005
Financial
Industrial

Gas & Services investment decisions
(excl. Messer in 2004)
(in millions of euros)


1,200
1,000
800
600
400
200
0
1,046
1,085
60%
2004
2005
New geographies
Technology, innovation, services
Base

Investment decisions

Investment decisions are subject to a careful evaluation process, undertaken at Group level by the Investment and Operations Committee chaired by a member of the Management Board together with directors of relevant zones and activities.

Decisions are based on rigorous individual assessments of projects, using five main criteria:

- **the location of the contract:** the analysis will differ whether the project is based in an industrial basin with high potential (Corpus Christi in the United States, Antwerp in Belgium, Caojing in China), or connected to an existing pipeline network, or elsewhere in an isolated location,
- the **nature of the product provided:** the analysis of risks and expected profitability will vary in the case of air gases, relying on the Group's traditional technologies, or new products such as hydrogen and synthetic gas, which occasionally rely on more innovative technologies,
- **customer risk:** this is measured according to whether the customer is local or global, and takes into account the customer's market and stability,
- **competitiveness of the site or gas-dependent activity:** this is assessed based on size, the cost of raw materials and access to markets,
- finally, **country risk** is studied carefully.

Payments on industrial investments, amounting to 975 millions euros, were allocated geographically as follows: Europe, 58%; the Americas 19%; Asia, 22% and Africa 1%. These payments follow the investment decision by 12 to 18 months, the time necessary for Air Liquide to build the production unit, and hence typically reflect investment decisions made in 2003 and 2004.

Payments on financial investments, notably the buy-out of the minority sharesholders of the SOAEO, were 76 million euros.

Overall, the **ratio of 2005 investment payments** over 2005 revenues is 10.1%, compared to 10.6% in 2004. Discounting the effect of natural gas in 2005, this ratio is stable compared to 2004.

Capital expenditure (excl. Messer in 2004)
(in millions of euros)


1,200
1,000
800
600
400
200
0
1,102
940
822
998
1,024
1,051
2001
2002
2003
2004
2004
2005
IFRS
Financial
Industrial

Capital expenditure by geographic zone


Europe 57%
Americas 19%
Asia-Pacific 23%
Africa 1%

■ Other important contracts

To date, Air Liquide has not entered into any other important contracts conferring a material obligation or a commitment for the Group, other than those normally entered into in the normal course of its business.

The lifespan of a long-term contract

Stage A: an investment decision follows the signing of a long-term contract.

Stage B: capital expenditures begin as Air Liquide builds the unit for the customer(s) over 18-24 months.

Stage C: the unit starts up and gas production increases progressively. Sales begin and will continue over the course of the contract term.

Stage D: between years five and seven, the contract reaches an average return on capital employed (ROCE) of 12%, in line with Group objectives.

Stage E: after 15 years, aside from maintenance expenses and renewed investment, the unit is mostly depreciated. At this point, the return on capital employed grows significantly.


ROCE %
36
30
24
18
12
6
0
A
B
C
D
E
ROCE = 12%
0
1
2
3
4
5
6
7
8
9
10
11
12
Start-up and ramp-up
YEAR

82-5:


Financial policy

■ Funding and financial risk management

Mitigating risk is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee comprises members of the Management Board, the Finance Director and representatives from the Finance Department.

The Group's financial policy is primarily based on the following principles:

- diversification of funding sources and a spreading of debt maturities in order to minimize refinancing risk,
- backing up of issued commercial paper with confirmed lines of credit,
- hedging interest rate risk to ensure that funding costs are in line with long-term investment decisions,
- fund investments in the currency of the operating cash flows generated, in order to create a natural foreign exchange hedge,
- centralization of funding, via Air Liquide Finance, except in regions where the Group has decided to limit its risk or if such centralization is not suitable due to market conditions.

Notes 28 and 31 to the financial statements for the year ended December 31, 2005 describe in detail the characteristics of the financial instruments used by the Group as well as the debt structure.

Funding policy and changes to debt

Diversifying funding sources

Air Liquide diversifies its funding sources by accessing various debt markets: bonds, banks and commercial paper markets. Air Liquide relies on short-term commercial paper, in France through a French Commercial Paper program up to a maximum of 3 billion euros, and in the United States through a US Commercial Paper program (USCP) up to a maximum of 1.5 billion US dollars. To cover liquidity risk relating to the refinancing of commercial paper payments and in accordance with the Group's internal policy, commercial paper outstandings are backed up with confirmed lines of credit.

In addition, Air Liquide can issue long-term bonds through its Euro Medium Term Note (EMTN) program up to a maximum of 3 billion euros. Outstanding notes under the EMTN program amount to 1.8 billion euros (nominal amount), of which 1 billion euros were issued in 2004 to finance the acquisition of the Messer activities. The Group also raises bank debt (loans and lines of credit) and private placements. The average maturity of debt is five years.

Note 28 to the financial statements breaks down Group indebtedness, in particular by instrument type and currency.

Breakdown of the net indebtedness by currency

	2004	2005
EUR	73%	70%
USD	19%	21%
JPY	6%	5%
CAD [1]	2%	2%
Other currencies	0%	2%
Total	**100%**	**100%**

(1) Canadian Dollar.

Investments are funded in the currency of the cash flows generated, thus creating a natural foreign exchange hedge. At the Group level, Air Liquide's debt is mainly in euros and US dollars, which reflects the weight of the euro and the US dollar in the Group's cash flow. The breakdown of total debt by currency is unchanged compared to 2004. The increase in indebtedness in the other currencies is due to investments made in new geographies, particularly in China and Taiwan.

Centralization of funding

To benefit from economies of scale and facilitate capital markets funding (bonds and commercial paper), the Group uses a special purpose subsidiary, Air Liquide Finance. This subsidiary centralizes the Group's funding activities in countries whose risk has been validated by the Group and ensures the Group's interest rate risk management. As of December 31, 2005, Air Liquide Finance granted, directly or indirectly, 2,332 million euros in loans to 160 subsidiaries benefiting from intra–group funding. The loans were denominated in 10 currencies (primarily: Euro, USD, and CAD). Due to the offsetting positions by currency adopted by Air Liquide Finance, these intra-group funding operations do not generate any foreign exchange risk for the Group. In addition, in geographical locations where the Group has decided to limit its risk, and with market conditions permitting, the subsidiaries fund themselves independently.

Debt maturity

To minimize the refinancing risk relating to debt repayment schedules, the Group's financial policy is to diversify funding sources and to spread maturity dates over several years. Furthermore, this refinancing risk is also reduced by the steady cash flow from operations.

The graph below represents the debt maturity schedule (except for commercial paper backed up by credit lines). The scale on the left shows the amount of each annual repayment in millions of euros and the scale on the right shows the repayment amounts as a percentage of gross debt.

The maturity schedule is detailed in note 28 to the consolidated financial statements.


600
500
400
300
200
100
0
14%
12%
10%
8%
6%
4%
2%
0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
>2014
Bonds and private placements
Bank debt and finance leases

Change in net indebtedness

Total net debt stood at 3,740 million euros as of December 31, 2005 compared to 4,013 million euros in 2004, a decrease of 273 million euros. The decrease is primarily due to robust free cash flow generation and the disposal of the Group's interest in several companies (Séchilienne-Sidec, Sidergal and the home care activity in the United States). A detailed analysis of the changes in net indebtedness is shown in the table below.

In millions of euros	
Net indebtedness as of 12/31/2004	**4,013**
Funds from operations after investments, change in working capital and others	(669)
Financial asset and divested activities disposals	(281)
Distribution of dividends	476
Foreign exchange impact and change in consolidation scope	177
Purchase of treasury shares (net of capital increase)	(18)
Variation of minority initerest put options	42
Net indebtedness as of 12/31/2005	**3,740**

The debt/equity ratio was 60% at year-end 2005 (compared with 77% at year-end 2004). The ratio improved at year-end 2005 due to the Group's debt reduction and growth in shareholders' equity. The equivalent ratio calculated using the US method: net indebtedness/(net indebtedness + shareholders' equity) reached 38% at year-end 2005 compared with 43% at year-end 2004.


(in millions of euros)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
46%
37%
31%
66%
77%
60%
2001
2002
2003
2004
2005

Net indebtedness IFRS as of December 31
Net indebtedness as of December 31
Debt/equity ratio

The financial expenses coverage ratio (operating income recurring + share of profit of associates / net finance costs) remained unchanged in 2005, at 9.5.

The average cost of gross debt was 3.8% in 2005 vs 4.0% in 2004.

Cost of gross debt is calculated by dividing interest charges for the fiscal year (185 million euros excluding bank charges not directly related to debt) by the year's average total outstanding debt. The latter is calculated on the basis of a monthly average. The breakdown is shown in note 28 to the financial statements.

Standard & Poor's raised its long-term credit rating of Air Liquide from "A+/negative" to "A+/stable" on April 7, 2005, recognizing the Group's significant debt reduction in 2005 and its financial strength. The short-term rating remained unchanged: "A-1" for Standard & Poor's and "P-1" for Moody's. The main indicators analyzed by the rating agencies are the debt/equity ratio and the funds from operations/ net debt ratio. Both ratios have markedly improved in 2005, with the latter ratio increasing from 42% in 2004 to 51% at the end of December 2005

Financial risk management

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports. The Finance Department also performs the analysis of country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

Foreign exchange risk

Since industrial and medical gases are rarely exported, most products are manufactured in the country where they are sold. Thus, the risk of currency fluctuations affecting the Group's activities is limited.

Furthermore, the Group provides a natural hedge and reduces its exposure to exchange rate fluctuations by raising debt in the currency of the cash flows generated to repay debt. In countries outside the euro, US dollar and yen zones, financing is raised in local currency or when contracts are indexed in euros or US dollars, in foreign currency (EUR or USD).

The residual foreign exchange risk to which the Group is exposed concerns mainly the translation of local currency financial statements into euros (foreign exchange translation risk) and foreign currency financial and commercial flows (foreign exchange transaction risk).

Concerning foreign exchange translation risk, the sensitivity to the two main foreign currencies – the US dollar (USD) and the yen (JPY) - is as follows:

Impact of a +/- 1% fluctuation in the foreign exchange rate

In millions of euros	Sales	% Group	operating income recurring	% Group
USD	21.0	0.20	2.3	0.15
JPY	10.1	0.10	1.1	0.07

Foreign exchange transaction risk concerns cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent around 4% of consolidated revenues on an annual basis. This foreign exchange transaction risk is managed through the hedging policy implemented by the Finance Department.

Note 31 to the financial statements describes the foreign exchange transaction risk management process and the derivative instruments used.

Interest rate risk

The Group's objective is to reduce the impact of interest rate fluctuations on its interest expenses and, by a prudent policy, to finance long-term assets with shareholders' equity and fixed-rate long-term debt. Since most of Air Liquide's activities are based on long-term contracts (10 to 15 years), a policy promoting interest rate hedging (fixed rates and options) ensures financing cost when deciding long-term investments.

Note 31 to the financial statements describes the sensitivity of the Group's financial expenses to interest rate fluctuations.

Counterparty and liquidity risk

They are described in note 31 to the financial statements.

2006 outlook

The year 2005 was marked by the continued reduction in the Group's indebtedness following the acquisition of the Messer activities in 2004. At the 2005 year-end, with a net indebtedness of 3,740 million euros, Air Liquide's debt equity ratio was 60%, significantly lower compared to the 2004 year-end (77%). Air Liquide has demonstrated its capacity to generate robust cash flows and manage its debt. Air Liquide will retain in 2006 dividend distribution policy for its shareholders and pursue its policy of selective capital expenditure management. Thus, the Group's debt should steadily decrease. On the medium term, Air Liquide aims to obtain a debt/equity ratio of less than 50%, except in periods where there is a significant acquisition.

■ Special report on the completion of the Company's share buy-back program

In accordance with the resolutions adopted during the General Shareholders' Meeting of May 11, 2005, Air Liquide has implemented a share buy-back program designed to:

- cancel shares in order to optimize shareholders' equity and net income per share, in one or several stages, up to a maximum of 10% of the Company's share capital over a 24-month period,
- grant share purchase options to its employees or those of its subsidiaries,
- buy and sell shares depending on market conditions and in accordance with applicable regulations,
- keep shares for the future use as means of exchange or payment in connection with acquisitions in accordance with applicable regulations.

As of December 31, 2004, Air Liquide held 1,376,249 of its own shares (i.e., 1.3% of its share capital) including 1,346,431 directly-held shares.

In 2005, Air Liquide bought back 411,699 shares for a total amount of 59.8 million euros (i.e., at an average purchase price of 145.17 euros). These buy-backs are comparable to those made in 2004 (339,743 shares). In addition, 350,000 shares were cancelled and 870,755 shares were exchanged as part of the simplified public share exchange offer on Société d'Oxygène et d'Acétylène d'Extrême Orient (SOAEO).

As of December 31, 2005, the Company held, directly or indirectly, 567,193 shares representing 0.52% of share capital, including 537,375 directly-held shares with a net book value of 76,118,242 euros and a par value of 6,239,123 euros. 390 125 directly-held shares have been set aside (at an average purchase price of 134.54 euros) for possible acquisitions and 147,250 shares (at an average purchase price of 152.49 euros) are destined to be cancelled.


Risk factors

The Report from the Chairman of the Supervisory Board on the Company's internal control procedures presents the Group's organization and procedures for managing risks (page 197).

Specific business-related risks

Currently, Air Liquide's overall business activity does not rely on third-party patents, nor does it depend on industrial, commercial or financial supply contracts, or new manufacturing processes.

The Group serves more than one million customers in a broad range of industries, over a wide geographic area, thus mitigating any concentration of customer credit risk for the Group.

Because of the high price volatility of electricity and natural gas due mainly to market deregulation, Air Liquide's policy is to index long-term customer contracts to hedge these risks. Recent fluctuations in electricity prices led the Group to replace its pricing indices, for the regulated period, with indices relevant to each national market. For several years, the Group has followed the same approach for natural gas. In parallel, Air Liquide has optimized its policy for the supply of electricity and gas. This policy enables the Group to offer the best possible terms to its customers, safely and with transparency, as it is based on reliable and efficient sources of supply.

Industrial and environmental risks

Industrial and environmental risks are detailed in the following two sections on sustainable development in the Annual Report: "Preserving life and the environment" on page 26 and "Sustainable Development, Indicators and Objectives" on pages 231 to 245.

These sections indicate the number of sites under the European Seveso directive and the number of equivalent sites worldwide, electrical and thermal energy consumption, water consumption, emissions into water and the atmosphere, the distance covered by delivery trucks and progress made towards quality (ISO 9001) and environmental (ISO 14001) certifications.

These sections also include:

- the Group's safety policy, a key priority, with results for the past 15 years,
- the deployment of the new industrial management system (IMS) designed to consolidate the management processes concerning safety, reliability, environmental preservation and risk control for all the Group's industrial activities worldwide.

Legal risks

The Group has a worldwide presence. Its companies operating industrial and medical gases production units are obliged to comply with rules and regulations in force locally, particularly in the technical field.

Furthermore, in Healthcare, certain products may be subject to drug regulatory control.

At this time, the Group has no knowledge of any exceptional facts or litigation, including in the very recent past, that could significantly affect its assets, financial situation, activities or results.

Market risks

Market risks are addressed in the Financial Policy section of the Management Report (pages 77 to 79).

■ Insurance management

The Group has adequate insurance coverage, underwritten by first-rate insurers, for civil liability, property damage and business interruption.

Property damage and business interruption

Group property and business interruption are covered by property and casualty insurance policies underwritten in each country in which the Group operates. Almost all of these policies are grouped under an international program.

These policies, which are generally of the "All Risks except" type, cover fire, lightning, water damage, explosions, vandalism, impact, machinery breakdown, theft and, depending on the country and in limited amounts, natural disasters.

Business interruption is insured for most production sites under these same policies.

The coverage period for business interruption is 12 to 18 months.

Property damage deductibles are 15,000 euros per loss for small sites and 400,000 euros per loss for large production units, except in the United States, where the deductible is 1,500,000 dollars per loss. Business interruption is covered after a deductible period of 15 days for most operations, except in the United States, where coverage begins after 60 days.

Since January 1, 2003, the Group has retained a portion of property damage and business interruption risk through a captive reinsurance company in Luxembourg. This captive reinsurance company covers losses of up to 5 million euros per loss over and above the deductibles to a maximum of 10 million euros per year. Beyond that amount, risks are transferred to insurers. The captive reinsurance company is run by a captive manager approved by the Luxembourg Insurance Commission.

This reinsurance company is fully consolidated. Its balance sheet as of December 31, 2005 totaled 18.5 million euros, mainly represented by cash in assets and technical provisions in liabilities.

Insurers conduct regular visits at the main industrial sites for risk prevention purposes.

Civil liability

In terms of civil liability, the Group maintains two separate coverages, one for the North American zone and another for the rest of the world. The North American zone is covered by insurance underwritten in the United States. For the other zones, the Group has taken out an umbrella policy, underwritten in France, which covers both the Company and its subsidiaries outside of the United States and Canada, beyond any local coverage.

These two policies cover liability of the Group companies for any damage they might cause to a third party in the course of doing business (operational risk) or arising from their products (product risk). Furthermore, with certain limitations, these policies cover pollution risk and the costs of recalling products.

The amount of coverage is above 500 million euros. Both of these policies include several overlapping lines of insurance. Each line has been underwritten for a given amount with several insurers sharing the risk. Beyond the first line, the upper lines pick up the excess risk from the lower lines.

The policy underwritten by the Company in France serves as an umbrella for subsidiaries outside of North America. Under this umbrella, each foreign subsidiary has its own policy covering damages to third parties incurred through its activities or products. The amount insured for each subsidiary in its policy depends on the amount of its revenues. Beyond the amount insured locally, subsidiaries are insured under the French umbrella policy.

The deductible is 2,000,000 dollars per loss for insurance underwritten in the United States for North America. The deductible of the umbrella policy underwritten in France is 15,250 euros per loss for the other countries, but with higher amounts for non-consecutive immaterial damage, pollution, recall costs and Electronics customers.

The main exclusions are deliberate acts, war, nuclear incidents and repair of defective products.

Statutory auditors' offices and remuneration

Statutory auditors' offices

Ernst & Young

Principal statutory auditor

The Ernst & Young Audit firm is represented by Olivier Breillot

Tour Ernst & Young – 92037 Paris La Défense Cedex

Substitute statutory auditor

Valérie Quint with Ernst & Young Audit

Tour Ernst & Young – 92037 Paris La Défense Cedex

Mazars & Guérard

Principal statutory auditor

The Mazars & Guérard firm is represented by Frédéric Allilaire

39, rue de Wattignies – 75012 Paris

Substitute statutory auditor

Patrick de Cambourg with Mazars & Guérard

39, rue de Wattignies – 75012 Paris

Statutory auditors' remunerations

In thousands of euros	2004	2005			
	Total	Ernst & Young	Mazars	Other	Total
Statutory audit	6,569	5,177	1,829	794	7,800
Other audit services	2,964	1,304		113	1,417
Total of audit services	**9,533**	**6,481**	**1,829**	**907**	**9,217**
Tax and legal	1,924	1,160		1,180	2,340
Information systems	90			14	14
Other services	471	243	223	190	656
Total of other services	2,485	1,403	223	1,384	3,010
Total of auditors' remuneration	**12,018**	**7,884**	**2,052**	**2,291**	**12,227**

Share subscription and share purchase option plans

To be regarded as the special report of the Management Board within the meaning of section L.225-184 of the French Company Law

Pursuant to authorizations approved by Shareholders' Meetings and at the recommendation of the Selection and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at the Group level, share subscription options schemes for senior executives (including officers and directors) and for key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

Furthermore, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, with a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price of the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date.

Options granted between September 24, 1997 and May 12, 1999 may not be exercised before expiration of a minimum five-year holding period from the date they were granted. Options granted since May 12, 1999 may not be exercised before expiration of a minimum four-year holding period from the date they were granted.

A very limited number of options have been granted subject to the achievement of certain objectives within a defined period.

Share options granted over the last ten years (maximum exercise period after their date of allocation)

	1996	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005
Date of authorization by the EGM	05/22/96	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	05/22/96	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05
Share options granted	105,000	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000
Including to officers and directors	30,000		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000
Including to top ten executives receiving the highest number of options	43,000	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800
Number of recipients	28	16	1	122	321	2	481	31 012	448	38	520
Exercise period start date	05/22/96	09/24/02	01/22/03	05/12/04	09/07/04 (2)	08/28/05	06/14/06	10/10/06	04/08/08	11/30/08	03/21/09
Expiration date	05/21/06	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/09/09	04/07/11	11/29/12	03/20/13
Strike price (in euros)	138.73	140.25	140.25	148.00	142.00	155.00	168.00	128.00	139.00	131.00	138.00
Strike price as of 12/31/05 (1)	82.29	91.41		108.69	114.75	125.25	135.75	116.36	126.36	131.00	138.00
Total share options granted adjusted as of 12/31/05 (1)	172,076	92,202	24,799	353,990	858,766	7,032	1,179,924	842,116	549,921	35,385	428,000
Total share options subscribed as of 12/31/05 (1)	77,960	4,506		77,171	162,193		3,095	7,945 (4)			
Total share options cancelled as of 12/31/05 (1)(3)		83,090	24,799	22,777	61,029	2,700	52,003	52,291	15,550	780	5,500
Total share options remaining as of 12/31/05 (1)	94,116	4,606		254,042	635,544	4,332	1,124,826	781,880	534,371	34,605	422,500

Total number of share subscription options remaining as of 12/31/2005 amounts to 3,890,822.

(1) Adjusted to take into account share capital increases through bonus share allocations (2004, 2002, 2000, 1998, 1996).
(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 share options per beneficiary.
(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve 3-year net earnings per share performance targets.
(4) Early exercise of rights provided for in the share options plans.


Management
report

Adjusted outstanding options granted by the Board of Directors, the Supervisory Board and the Management Board in connection with the authorizations approved by the Shareholders' Meetings and not yet exercised amount to 3,890,822 options (average price of 124.21 euros) as of December 31, 2005. This equates to 3.55% of the the share capital and includes 644,441 options (at an average price of 126.98 euros) granted to members of management bodies as of December 31, 2005.

As of December 31, 2005, out of the total number of shares authorized by the Shareholders' Meeting, 2,822,759 options have not been granted by the Supervisory Board and the Management Board.

Options granted in 2005

The Combined General Shareholders' Meeting of May 12, 2004, gave the Management Board authority, subject to the approval of the Supervisory Board, for the purpose of granting to employees of the Company and its subsidiaries, and the Supervisory Board for the purpose of granting to members of the Management Board, options to purchase new shares of the Company to be issued to increase the capital, or options to purchase shares of L'Air Liquide S.A. repurchased by the Company, provided that the total number of shares for which options are thus granted not exceed 3% of the Company's share capital on the date the options are granted.

Under this authorization, the Management Board, with the approval of the Supervisory Board, granted 428,000 options to purchase shares at a price of 138 euros each, equal to 100% of the average price of the preceding 20 trading days immediately preceding the date on which the options were granted to the 520 recipients.

These options may be exercised within a maximum period of eight years and may not be exercised during the four years immediately following the date on which they were granted.

Options granted to officers and directors

	21/03/2005
Benoît Potier	40,000
Jean-Claude Buono	15,000
Klaus Schmieder	15,000

Options granted to the ten employees (excluding officers and directors) who were granted the highest number of options

	21/03/2005
Of L'Air Liquide S.A.	57,800
Of the Air Liquide group	61,800

Options exercised in 2005

Following previous decisions by the Board of Directors, the Supervisory Board or the Management Board, as the case may be, some of the options granted from 1996 to 2002 were exercised in fiscal year 2005 for a total of 271,725, for an average strike price of 106.50 euros.

Options exercised by officers and directors

	Number of options exercised	Granted in	Average strike price (in euros)
Alain Joly	12,000	1996	82.29
Jean-Claude Buono	800	1996	82.29

Options exercised by the ten employees of the company L'Air Liquide S.A. (excluding officers and directors) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1996	8,888	82.29
1999	11,946	108.69
2000	9,658	114.75
Total	**30,492**	**102.91**

Options exercised by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
Total	**56,693**	**111.04**

Remuneration of members of the Management Board and Supervisory Board of L'Air Liquide S.A.

■ The Management Board

1. Amounts paid / due in fiscal years 2004/2005

The table below summarizes the remuneration paid and due with respect to fiscal years 2004 and 2005 to the members of the Management Board.

Gross remuneration and in-kind benefits paid to members of the Management Board of L'Air Liquide S.A. for all companies in the Group, with respect to both their duties as employees and as members of the Management Board amount to:

	Amounts with respect to fiscal year 2004		Amounts with respect to fiscal year 2005	
[illegible]	Due	Paid	Due	Paid
Benoît Potier				
• fixed portion	860	901	970	970
• variable portion	1,238	826	1,269	1,238
• benefits in-kind	3	3	3	3
Total	**2,101**	**1,730**	**2,242**	**2,211**
Jean-Claude Buono				
• fixed portion	465	465	490	490
• variable portion	522	383	559	522
• benefits in-kind	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**
Klaus Schmieder [1]				
• fixed portion	294	294	470	470
• variable portion	330		531	330
• benefits in-kind	6	6	18	18
Total	**630**	**300**	**1,019**	**818**

(1) For 2004, on a time-apportioned basis based on the date on which duties were assumed.
Furthermore, during 2005, the Company paid, to third parties, 123,700 euros which comprised additional retirement (71,309 euros) and death and disability (52,391 euros) benefits for Benoît Potier. These plans are described on page 87 and following. Details concerning the share options granted to members of the Management Board appear in the table on page 84.

The guidelines underlying the Management Board's remuneration policy are set by the Supervisory Board on the recommendation of the Appointments and Remuneration Committee and are described in detail on page 9.

2. Criteria

The **fixed portion** is determined based on the level of responsibility, experience as well as current market practices.

All of the **variable portion** of the remuneration, due with respect to the fiscal year, is paid the following fiscal year, after the approval of the financial statements by the Shareholders' Meeting.

• **In 2004**, as for the previous year, the variable portion of the remuneration of members of the Management Board was based primarily on two financial criteria: growth in net earnings per share (excluding exchange rate fluctuations) and return on capital employed after tax (ROCE), supplemented by a portion based on individual qualitative objectives, including mainly the successful conclusion of all of the operations linked to the acquisition of Messer assets, the preparation for the Company's future development, a response to changes in the business environment, the implementation of the productivity program, and the improvement of the risk management system.

• **In 2005**, the variable portion was mainly based on two financial objectives as well as personal objectives. The financial objectives were (i) growth in net earnings per share (excluding exchange rate fluctuations) and (ii) return on capital employed after tax (ROCE), (this criteria included the objective of offsetting over 3 years the initial impact of the acquisition of Messer assets). The personal qualitative objectives mainly included the preparation for the future, the maintenance of growth in new geographical areas, the successful transition to IFRS, the acceleration of the productivity program, the continuation of the employee mobility program, the reinforcement of the Group's accounting teams, and the continued integration of Messer and the enhancement of Messer synergies. Greater importance is clearly given to financial criteria.

The financial and qualitative criteria are determined by the Supervisory Board at the beginning of the fiscal year in line with the Group's strategic priorities. At the year-end, results are determined based on the consolidated financial statements for the fiscal year which have been approved by the Shareholders' Meeting and the performance appraisal of each member of the Management Board by the Supervisory Board.

• **In 2005,** growth in adjusted net earnings per share excluding non-recurring material items (such as indicated on page 69 of this Annual Report) and excluding the impact of exchange rate fluctuations amounted to +10%; adjusted return on capital employed after tax (ROCE) excluding non-recurring material items (such as indicated on page 69 of this Annual Report) totaled 11.4%. These figures are used to assess the variable portion of the remuneration of members of the Management Board. It should be noted that the restated growth results of the variable portion actually paid is less favorable than that which would result from using the published gross figures.

• **In 2006,** the variable portion will continue to be based on the same financial criteria of growth in net earnings per share, excluding the impact of exchange rate fluctuations and non-recurring material items, and return on capital employed after tax (ROCE) as well as personal qualitative objectives.

The **in-kind benefits** paid to members of the Management Board include a company car, and for Klaus Schmieder, housing accommodation.

The Supervisory Board

1. Amounts paid / due in 2005

The table below summarizes the attendance fees and other remuneration paid in 2005 with respect to fiscal year 2004 and due with respect to fiscal year 2005 to members of the Supervisory Board:

In thousands of euros (rounded)	Paid in 2005 with respect to fiscal year 2004			Due with respect to fiscal year 2005		
	Fixed portion	Variable portion	Total	Fixed portion	Variable portion	Total
Alain Joly (Chairman of the Supervisory Board) [1]	229		229	229		229
Édouard de Royere	23	25	48	23	25	48
Thierry Desmarest	23	23	46	23	20	43
Sir Christopher Hogg [3]	23	29	52	9	9	18
Prof. Rolf Krebs [6]	13	18	31	23	38	61
Gérard de La Martinière	23	20	43	32 [2]	25	57
Béatrice Majnoni d'Intignano	23	17	40	23	22	45
Cornelis van Lede	23	30	53	23	32	55
Sir Lindsay Owen-Jones	23	20	43	23	17	40
Thierry Peugeot [4]				13	13	26
Sir Dennis Weatherstone [3]	23	39	62	9	9	18
Michel Bon [5]	9	8	17			
Pierre-Gilles de Gennes [5] *(amount paid in 2004)*			41			

(1) Such amount concerns Alain Joly's remuneration as Chairman of the Supervisory Board.
(2) The indicated amount includes additional remuneration of 9,000 euros with respect to his duties as chairman of the Audit and Accounts Committee for the period from June to the end of December 2005.
(3) Term of office expired on May 11, 2005.
(4) Term of office began on May 11, 2005.
(5) Term of office expired on May 12, 2004.
(6) Term of office began on May 12, 2004.

Furthermore, with respect to the retirement benefits detailed in the section below, Édouard de Royere and Alain Joly received 1,632,089 euros and 1,057,033 euros respectively, in 2005.

2. Criteria

Attendance fees allocated to members of the Supervisory Board were set by the Shareholders' Meeting of May 10, 2003 at a total amount of 550,000 euros per fiscal year.

In 2004 as in 2005, the Supervisory Board established a breakdown which comprises a fixed portion of 22,727 euros for each member who has carried out his duties throughout the entire fiscal year (and a pro rata basis in all other cases) and a variable portion which takes into consideration the presence of the members at the meetings of the Supervisory Board or participation by videoconference or by telephone, participation in committee meetings, and business travel of non-resident members; these criteria are then allocated various weighting coefficients. In 2005, a specific fixed remuneration was allocated to the chairman of the Audit and Accounts Committee.

The Chairman of the Supervisory Board received a specific fixed remuneration set by the Supervisory Board and therefore does not receive attendance fees.

■ Commitments made in favor of members of the Management Board (or former Chairmen and CEOs) relating to the assumption, termination or change of duties

Former Chairmen and CEO

Retirement benefit obligations

The Board has undertaken that the Company pay to former chairmen-chief executive officers who, as a result of their age or seniority, benefit from retirements benefits applicable to all employees covered by the Company's collective agreement of December 12, 1978, as amended, additional benefits, in addition to those under the normal retirement plans, of a fixed amount determined by the Board and which is in excess of the capped amount set forth in the Company's collective agreement. Initially, such amounts were set by the Board of Directors on May 23, 1995 for Edouard de Royere and on November 14, 2001 for Alain Joly, taking into consideration common practice in retirement benefits for executive managers in existence at that time. All of the other conditions of this agreement (described in greater detail on page 181 of this Annual Report), in particular, changes in amounts and the limits which would be applied by the Company to its retired employees and the conditions for reverting such retirement benefits to the surviving spouse are applicable to the above-mentioned former Chairmen-CEO. This plan, open to former retired employees and to employees aged 45 or older or with more than 20 years of seniority as of January 1, 1996, was closed on February 1, 1996.

In 2005, the amounts indicated in the previous Section were paid to Edouard de Royere and Alain Joly under the aforementioned retirement benefit plans.

Members of the Management Board

Retirement benefit obligations

1. Jean-Claude Buono, as a result of his age and seniority, benefits from a retirement plan similar to the one described above for former Chairmen-CEO that has also been set up by referring to the Company's collective agreement of December 12, 1978. The Supervisory Board has agreed that Jean-Claude Buono will benefit from an annual global pension including other madatory schemes in France, an amount at 396,367 euros in 2001, to take into account his level of responsibility and experience. This amount is likely to be revalued to take into consideration retirement benefits paid by the Air Liquide group the liquidation date and includes the retirement guarantee related to his duties performed as a salaried employee. Such amount exceeds the capped amount set forth in the above-mentioned Company's collective agreement. All other conditions of this agreement apply to him and in particular, changes in amount, conditions of reversion to the surviving spouse as well as the limits contained in the Agreement.

2. The Supervisory Board has approved the application to Benoît Potier and Klaus Schmieder, who do not meet the age or seniority conditions allowing them to benefit from the above-mentioned retirement plan, of additional retirement plans set up for senior managers and executives satisfying certain eligibility conditions and which include (i) for the portion of remuneration up to 16 times the social security ceiling in a defined contribution plan managed by an outside company and (ii) for that portion of remuneration exceeding 16 times the social security ceiling in a defined benefit plan, an additional annuity as well as an annuity paid to the surviving spouse, subject to certain age conditions in particular. Benoît Potier and Klaus Schmieder fall within this category both in terms of their salaried employee duties and with respect to their duties as members of the Management Board. The implementation of these plans that presume a minimum seniority of at least 2 years becomes effective for Klaus Schmieder beginning in 2006.

• For the portion managed as part of a defined contribution plan, the Company pays an outside fund manager a fee representing a fixed percentage of the beneficiary's remuneration. Amounts paid as well as investment income will be used to pay additional retirement in the form of life annuity, supplemented by an annuity paid to the surviving spouse, subject to the beneficiary being able to invoke his rights under the ordinary old age pension plan applicable to all French retired employees. In the event of termination of the employment contract, the fees cease to be paid.

• Retirement benefits corresponding to the defined benefit plan are equal to 1% per year for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security ceiling paid during the last 5 years of employment. The average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portion used for this calculation. An annuity equal to 60% of the above-mentioned benefits, will be, where applicable, paid to the surviving spouse, if certain age conditions are satisfied. The defined benefit plan only applies if the beneficiary is still in the Company at the time of his retirement. In the event of termination of the employment contract at the Company's initiative, except for gross negligence, the beneficiary may nevertheless maintain his rights should he reach 55, or for employees benefiting from this plan before 2003, should he have more than 20 years of seniority.

As for all executive managers benefiting from these plans, total retirement benefits, under all retirement plans, are capped at 45% of the total annual remuneration. Should this ceiling be reached, the amount paid under the defined retirement benefit plan will be reduced accordingly.

The individual application of these plans to the above two members of the Management Board was approved by the Shareholders' Meeting on May 15, 2003 with respect to Benoît Potier and on May 11, 2005 with respect to Klaus Schmieder in connection with the approval procedure on related party agreements.

Every year, these types of agreements are described in a special report on related party agreements by the statutory auditors (see the 2005 special report on page 211 of this Annual Report).

In 2005, the amount paid by the Company to the outside company in charge of managing the supplementary defined contribution plan in favor of Benoît Potier is indicated in the section above. No payment was made on behalf of Klaus Schmieder in 2005, since the seniority conditions required for the entry into force of these plans had not yet been fulfilled.

Death, disability and related benefits

A supplementary death, disability and related benefits plan was subscribed with an insurance company to enable senior managers, whose remuneration exceeds 8 times the social security ceiling and in compliance with certain age and seniority conditions, to receive the payment of benefits in the event of death or permanent and absolute invalidity. This benefit is equal to 4 times the gross annual remuneration exceeding 8 times the social security ceiling. The Company pays all contributions corresponding to this plan. Benoît Potier benefits from this plan both in terms of salaried employee duties and his duties as a member of the Management Board. In 2005, the amount paid by the Company to the insurance company for Benoît Potier with respect to this plan is indicated in the section above.

Jean-Claude Buono and Klaus Schmieder, who do not fulfill the age conditions required to benefit from the above-mentioned supplemental death, disability and related benefits plan, benefit from the Company's death, disability and related benefits plan applicable to Group employees.

Termination payments

Benoît Potier

The Company has undertaken to pay Benoît Potier:

(a) With respect to his duties as a member and Chairman of the Management Board, a lump-sum fixed amount, should the Supervisory Board or the Shareholders' Meeting decide to terminate his duties, or not to renew them except in the event of gross negligence. This payment would be equal to 35 times the average monthly total remuneration paid to Benoît Potier as a member and Chairman of the Management Board during the two years preceding the end of his duties; after his 60th birthday, this amount would be reduced by 50%.

(b) With respect to his salaried employee duties, a lump-sum fixed amount, should the Company decide to unilaterally terminate his employment contract, except in the event of gross negligence. This payment would be equal to 35 times the average monthly total remuneration during the two years preceding the end of his duties and reduced on a pro rata basis depending on the time remaining between the date of the end of his duties and the normal retirement age at the Company's initiative.

The Shareholders' Meeting of April 30, 2002 approved this payment in connection with related party agreement procedures. This agreement is reported annually by the statutory auditors in a special report on related party agreements (see the 2005 special report on page 211 of this Annual Report).

Klaus Schmieder

The Company has undertaken to pay Klaus Schmieder:

(a) With respect to his duties as a member of the Management Board, a lump-sum fixed amount, should the Supervisory Board or the shareholders decide to terminate his duties or not to renew them, except in the event of gross negligence. This payment would be equal to the lower of 18 months of the fixed portion of remuneration as a member of the Management Board or the number of months of the fixed portion of his remuneration between such date and his 60th birthday.

(b) A similar payment calculated based on the fixed portion of the remuneration due with respect to his salaried employee duties would be applicable should his employment contract be terminated at the Company's initiative except in the event of gross negligence or incapacity.

The Shareholders' Meeting of May 11, 2005 approved this payment in connection with related party agreement procedures. This agreement is reported annually by the statutory auditors and set forth in a special report on related party agreements (see the 2005 special report on page 211 of this Annual Report).

As Jean-Claude Buono is over 60, he does not benefit from any termination payments except those of the ordinary French legal regime applicable to all Group employees.

■ Remuneration of the members of the Supervisory Board and the Group's management

The remuneration of the supersivory and management bodies for all of the functions they hold within all of the consolidated companies, for the respective financial years, amounts to:

In millions of euros	2004	2005
Supervisory Board	0.7	0.6
Group Management	8.4	9.6
Total	**9.1**	**10.2**

The Group's management includes the members of the Management Board and the Executive Committee.

82-52

Share options granted to officers and directors

Total adjusted share options, granted to officers and directors and not exercised as of December 31, 2005, amount to:

	Total share options granted	Average price (in euros)	Granted in 2005	Granted Over the last 5 fiscal years
Benoît Potier	198,489	126.35	40,000	145,915
Jean-Claude Buono	102,090	123.12	15,000	64,674
Klaus Schmieder	30,000	134.50	15,000	30,000

All share options granted to officers and directors have the same characteristics as those granted to all beneficiaries of options within the Group.

The total number of share options previously granted to Alain Joly, Chairman of the Supervisory Board, and not exercised as of December 31, 2005, amounts to 117,639 options at an average price of 107 euros. These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

Share options exercised by officers and directors

The total number of share options exercised by officers and directors in 2005, amounts to:

	Number of options exercised	Granted in	Average price (in euros)
Alain Joly	12,000	1996	82.29
Jean-Claude Buono	800	1996	82.29

Transactions made on Company shares by officers and directors

In 2005, the following transactions were made on Company shares by officers and directors:

	Type of transaction	Date of transaction	Average price (in euros)
Jean-Claude Buono	Sale of 800 shares of L'Air Liquide S.A.	02/01/05	132.60
Klaus Schmieder	Purchase of 720 shares of L'Air Liquide S.A.	04/27/05	137.24
Sir Lindsay Owen-Jones	Purchase of 3,500 shares of L'Air Liquide S.A.	05/23/05	140.75
Sir Lindsay Owen-Jones	Purchase of 3,500 shares of L'Air Liquide S.A.	05/24/05	141.16
Alain Joly	Sale of 12,000 shares of L'Air Liquide S.A	09/12/05	149.47
Alain Joly	Exercise of 12,000 share subscription options of L'Air Liquide S.A.	09/14/05	82.29
Alain Joly	Acquisition of 425 shares of L'Air Liquide S.A. in connection with the simplified public share exchange offer on SOAEO	11/28/05	-
Benoît Potier	Acquisition of 175 shares of L'Air Liquide S.A. in connection with the simplified public share exchange offer on SOAEO	11/28/05	-
Jean-Claude Buono	Exercise of 800 share subscription options of L'Air Liquide S.A.	12/06/05	82.29
Benoît Potier	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00
Jean-Claude Buono	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00
Klaus Schmieder	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00


Consolidated


financial
statements

Contents

Consolidated financial statements

Consolidated income statement

For the year ended December 31, 2005

In millions of euros	Notes	2004	2005
Revenues	(3)	**9,428.4**	**10,434.8**
Purchases (including changes in inventories)	(4)	(3,366.0)	(3,945.5)
Personnel expenses	(5)	(1,729.6)	(1,856.4)
Other net operating expenses	(6)	(2,103.6)	(2,218.0)
Depreciation and amortization	(8)	(854.6)	(897.3)
Operating income recurring		**1,374.6**	**1,517.6**
Other non-recurring operating expenses	(9)	(150.5)	(44.8)
Operating income		1,224.1	1,472.8
Net finance costs	(10)	(149.3)	(163.1)
Other net financial expenses	(10)	(49.7)	(49.1)
Income taxes	(11)	(249.5)	(370.7)
Share of profit of associates	(19)	36.5	36.5
Profit from continuing operations		812.1	926.4
Profit from discontinued operations	(12)	32.3	80.6
Profit for the period		**844.4**	**1 007.0**
Attributable to Minority interests		64.3	73.6
Attributable to Equity holders of the parent		**780.1**	**933.4**
Basic earnings per share (in euros)	(13)	**7.23**	**8.66**
Diluted earnings per share (in euros)	(13)	**7.21**	**8.62**

tes to the consolidated financial statements begin on page 108.

Consolidated balance sheet

For the year ended December 31, 2005

In millions of euros	Notes	31/12/2004	01/01/2005 (1)	31/12/2005
ASSETS				
Non-current assets				
Goodwill	(15)	2,331.6	2,431.2	2,646.1
Other intangible assets	(16)	420.2	420.2	386.0
Property, plant and equipment	(17)	7,550,9	7,550,9	8,168,5
		10,302.7	**10,402.3**	**11,200.6**
Other non-current assets				
Non-current financial assets	(18)	266.3	260.2	294.1
Investments in associates	(19)	206.9	206.9	166.1
Deferred tax assets	(20)	368.2	395.4	411.9
		841.4	**862.5**	**872.1**
Total non-current assets		**11,144.1**	**11,264.8**	**12,072.7**
Current assets				
Inventories	(21)	652.0	652.0	653.8
Trade receivables	(22)	2,266.8	2,266.6	2,429.7
Other current assets	(23)	377.8	382.1	429.6
Current tax assets				38.3
Fair value of derivatives (assets)	(31)		83.6	66.1
Cash and cash equivalents	(24)	783.5	771.9	598.2
Assets held for sale				
Total current assets		**4,080.1**	**4,156.2**	**4,215.7**
Total assets		**15,224.2**	**15,421.0**	**16,288.4**

(1) Corresponds to December 31, 2004 adjusted by the first-time application of IAS 32 and IAS 39 standards.

82-5

In millions of euros	Notes	31/12/2004	01/01/2005(1)	31/12/2005
LIABILITIES AND EQUITY				
Capital and reserves	(25)			
Share capital		1,201.1	1,201.1	1,204.9
Additional paid-in capital		76.8	76.8	147.6
Retained earnings		3,055.7	3,020.4	3,719.0
Treasury shares		(162.1)	(162.1)	(74.4)
Net profit for the period attributable to equity holders of the parent		780.1	780.1	933.4
		4,951.6	**4,916.3**	**5,930.5**
Minority interests		348.2	316.2	278.2
Total equity (2)		**5,299.8**	**5,232.5**	**6,208.7**
Non-current liabilities				
Provisions and employee benefit commitments	(26, 27)	1,695.3	1,695.3	1,648.8
Deferred tax liabilities	(20)	1,108.5	1,115.8	1,149.4
Non-current borrowings	(28)	4,322.0	4,496.8	3,978.4
Other non-current liabilities	(29)	170.1	170.1	167.3
Total non-current liabilities		**7,295.9**	**7,478.0**	**6,943.9**
Current liabilities				
Provisions and employee benefit commitments	(26, 27)	104.2	104.2	155.4
Trade and other payables	(30)	1,077.5	1,077.5	1,280.7
Other current liabilities	(29)	1,080.5	1,047.3	1,011.1
Current tax payable		67.7	67.7	192.0
Current borrowings	(28)	298.6	331.3	417.7
Fair value of derivatives (liabilities)	(31)		82.5	78.9
Liabilities associated with assets held for sale				
Total current liabilities		**2,628.5**	**2,710.5**	**3,135.8**
Total liabilities and equity		**15,224.2**	**15,421.0**	**16,288.4**

(1) Corresponds to December 31, 2004 adjusted the by first-time application of IAS 32 and IAS 39 standards.

(2) Details on changes in equity are presented on pages 98 and 99.

Consolidated statement of cash flows

For the year ended December 31, 2005

In millions of euros	2004	2005
Operating activities		
Profit for the period - attributable to equity holders of the parent	780.1	933.4
Profit for the period - attributable to minority interests	64.3	73.6
Adjustments:		
• Depreciation and amortization	854.6	897.3
• Changes in deferred taxes	(90.1)	47.9
• Increase (decrease) in provisions	100.9	(15.3)
• Equity income less dividends received	(5.4)	(17.2)
• (Profit) / loss on disposal of fixed assets	(12.7)	(114.9)
Cash flow from operating activities before changes in working capital	1,691.7	1,804.8
Changes in working capital	(243.7)	5.2
Other	3.8	(89.9)
Net cash from operating activities	**1,451.8**	**1,720.1**
Investing activities		
Purchase of property, plant and equipment and intangible assets	(901.0)	(975.2)
Purchase of financial assets	(2,858.5)	(76.2)
Proceeds from sale of property, plant and equipment and intangible assets	30.7	91.3
Proceeds from sale of financial assets	22.9	26.7
Proceeds from sale of divested activities	699.0	162.8
Net cash from investing activities	**(3,006.9)**	**(770.6)**
Financing activities		
Dividends paid		
• L'Air Liquide S.A.	(336.1)	(391.1)
• Minority interests	(153.4)	(84.8)
Proceeds from issues of share capital	13.3	78.4
Purchase of treasury shares	(44.4)	(59.8)
Increase (decrease) of borrowings	2,366.7	(635.0)
Net cash from financing activities	**1,846.1**	**(1,092.3)**
Effect of exchange rate changes and change of scope	37.9	1.8
Net increase (decrease) in cash and cash equivalents	328.9	(141.0)
Cash and cash equivalents at beginning of period	384.5	700.4 (1)
Cash and cash equivalents at end of period	**713.4** (1)	**559.4**

(1) The impact of IAS 32/39 implementation on cash and cash equivalents at the beginning of the period is (13.0) millions of euros.

The analysis of net cash and cash equivalents at end of period is as follows:

In millions of euros	2004	2005
Cash and cash equivalents	783.5	598.2
Bank overdrafts (including current financial debts)	(70.1)	(38.8)
Net cash and cash equivalents	713.4	559.4

Net indebtedness calculation

[illegible]	2004	2005
Non-current borrowings (long-term debt)	(4,496.8)	(3,978.4)
Current borrowings (short-term debt)	(331.3)	(417.7)
Total gross indebtedness	**(4,828.1)**	**(4,396.1)**
Total cash and cash equivalents	**771.9**	**598.2**
Derivative instruments (assets) - fair value hedge of borrowings	43.7	58.1
Derivative instruments (liabilities) - fair value hedge of loans		
Total net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**

Statement of changes in net indebtedness

[illegible]	2004	2005
Net indebtedness at beginning of period	**(1,787.2)**	**(4,012.5)**
Net cash from operating activities	1,451.8	1,720.1
Net cash from investing activities	(3,006.9)	(770.6)
Net cash from financing activities excluding increase (decrease) in borrowings	(520.6)	(457.3)
Effect of exchange rate changes and change in scope of consolidation	25.8	(177.3)
Change in net indebtedness	**(2,049.9)**	**314.9**
Net indebtedness at end of period (before IAS 32/39 impact)	(3,837.1)	(3,697.6)
IAS 32 and IAS 39 impact	(175.4)	(42.2)
Net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**

Consolidated statement of changes in equity

For the year ended December 31, 2005

	Share capital	Additional paid-in capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity and minority interests as of January 1, 2004	1,099.0	67.3	4,449.6		(731.6)	(247.5)	4,636.8	467.6	5,104.4
Increase (reduction) in share capital	1.5	9.5					11.0	2.3	13.3
Allotment of bonus shares	111.5		(111.5)						
Distribution			(336.1)				(336.1)	(153.4)	(489.5)
Foreign currency translation reserve					(90.9)	0.1	(90.8)	(15.4)	(160.2)
Cancellation of treasury shares	(11.0)		(118.7)			129.7			
Purchases of treasury shares						(44.4)	(44.4)		(44.4)
Share options			2.5				2.5		2.5
Other			(7.5)				(7.5)	(17.2)	(24.7)
2004 profit attributable to Equity holders of the parent			780.1				780.1	64.3	844.4
Equity and minority interests as of December 31, 2004	1,201.0	76.8	4,658.4		(822.5)	(162.1)	4,951.6	348.2	5,299.8
Adjustments relating to first-time adoption of IAS 32 and IAS 39			(2.4)	(33.0)			(35.4)	(31.9)	(67.3)
Cash flow hedges									
– Foreign exchange hedges			(1.0)	8.1			7.1		7.1
– Interest rate hedges			(2.6)	(59.2)			(61.8)	(0.9)	(62.7)
– Deferred tax on foreign exchange hedges			0.4	(2.9)			(2.5)		(2.5)
– Deferred tax on interest rate hedges			0.9	21.0			21.9	0.4	22.3
Financial instruments not qualifying for hedge accounting			(0.1)				(0.1)		(0.1)
Put options of minority interests								(31.4)	(31.4)
Equity and minority interests as of January 1, 2005	1,201.0	76.8	4,656.0	(33.0)	(822.5)	(162.1)	4,916.2	316.3	5,232.5

82-52

In millions of euros	Share capital	Additional paid-in capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity and minority interests as of January 1, 2005	1,201.0	76.8	4,656.0	(33.0)	(822.5)	(162.1)	4,916.2	316.3	5,232.5
Increase (reduction) in share capital	7.8	70.8					78.6		78.6
Distribution			(391.1)				(391.1)	(84.8)	(475.9)
Foreign currency translation reserve					306.8		306.8	18.9	325.7
Cancellation of treasury shares	(3.9)		(41.8)			45.7			
Purchases of treasury shares						(59.8)	(59.8)		(59.8)
Exchange of treasury shares						101.8	101.8		101.8
Share options and shares issued for employees			12.9				12.9		12.9
Fair value variation of financial instruments				(4.8)			(4.8)		(4.8)
Cancellation of translation reserves euro			(181.7)		181.7 [2]				
Put options of minority interests								(13.1)	(13.1)
Other			36.5				36.5 [4]	(32.7) [5]	3.8
2005 profit attributable to Equity holders of the parent			933.4				933.4	73.6	1,007.0
Equity and minority interests as of December 31, 2005	**1,204.9 [1]**	**147.6 [1]**	**5,024.2**	**(37.8)**	**(334.0)**	**(74.4) [3]**	**5,930.5**	**278.2**	**6,208.7**

(1) As of December 31, 2005, the number of shares issued is 109,538,475 at per value 11 euros. In 2005, movements on capital stock have been as follows:
– capital decrease due to cancellation of 350,000 treasury shares,
– creation of 271,725 shares, resulting from the exercise of share options,
– creation of 435,927 shares, resulting from the share issue for employees.
The increase in the account "additional paid-in capital » results from the paid-in capital linked to these increases in capital stock for 70.8 million euros.

(2) The cumulative translation reserve for the euro area has been cancelled.

(3) The total number of treasury shares amounts to 567,193 shares as of December 31, 2005 (including 537,375 held by L'Air Liquide S.A). In the fiscal year, the movements on the treasury shares have been as follows:
– cancellation of 350,000 shares,
– acquisition of 411,699 shares at an average price of 145.16 euros,
– exchange of 870,755 shares in respect of the company Soaeo S.A. simplified public offer.

(4) This amount consists mainly of a 32.8 million euros difference during the company Soaeo S.A. public offer, between the value of Air Liquide shares exchanged for SOAEC shares valued at the market price of November 21, 2005, when the AMF (French financial market authority) recorded the transaction.

(5) This amount consists mainly of changes of the Group percentage of interest in consolidated subsidiaries:
– in 2004, purchase of minority interests of Air Liquide Japan,
– in 2005, purchase of minority interests of the company Soaeo S.A.


Consolidated
financial
statements

Accounting principles

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union. The comparative information has been restated on the same basis.

1. Basis for preparation of the financial statements

Due to its listing on the Paris stock exchange and pursuant to EC Regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements of the Air Liquide group for fiscal year 2005 were prepared in accordance with International Accounting Standards (IFRS. IAS) as adopted by the European Union (EU). The first financial statements published under IFRS are those for fiscal year 2005 presented with comparative information for fiscal year 2004 prepared on the same basis.

The 2004 and 2005 financial information has been prepared in accordance with all the IFRS standards and interpretations adopted by the European Union that must be applied for the period ended December 31, 2005. Therefore, the Group has not made in advance any potential improvement to IFRS standards, exposure drafts or interpretations published by the IASB which are currently being adopted but which are not yet mandatory in the European Union in 2005.

The financial statements are presented in millions of euros and were approved by the Management Board on February 23, 2006 and presented to the Supervisory Board on February 24, 2006.

2. General presentation of the standards and interpretations applied for the preparation of 2004 IFRS financial information and the consolidated financial statements for the period ended December 31, 2005

In preparing the IFRS opening balance sheet, the Group adjusted the amounts previously published in the consolidated financial statements prepared under French GAAP. The differences with the former accounting policies and the quantified impacts of the transition on 2004 financial information are explained in section of this document beginning on page 145 (First-time adoption of IFRS).

2.1. Description of the accounting options relating to the first-time adoption of IAS/IFRS

The 2004 IFRS financial information was prepared in accordance with IFRS 1 that defines the specific rules to be applied for the first-time adoption of IFRS. The retrospective application to the opening balance sheet of the accounting principles adopted for the preparation of the financial statements under IAS/IFRS is the principle of general restatement. The impact of these restatements was recognized directly in equity.

In accordance with the possibilities offered by IFRS 1, the following options have been adopted:

- the Group has elected not to apply retrospectively IFRS 3 Business Combinations to acquisitions made prior to January 1, 2004,
- the Group has elected not to use the option involving the use of fair value as a presumed cost of intangible assets or property, plant and equipment,
- the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004,
- IFRS 2 Share-based payment has been applied for share option plans granted after November 7, 2002 and fully vested after the transition date of January 1, 2004,
- all foreign exchange gains and losses as of January 1, 2004 and due to the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity,
- IFRS 5 relating to assets held for sale has been applied as of January 1, 2004,
- the Group did not apply in advance IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement as of January 1, 2004. These standards have been applied prospectively as of January 1, 2005, without restating 2004 financial information.

In addition, the commitments by Air Liquide to purchase the minority interests in its subsidiaries are recognized as financial liabilities as of January 1, 2005 in accordance with IAS 32. Pending the decision of the IASB or IFRIC, Air Liquide recognizes the difference between the carrying amount of the minority interests and the purchase option price (financial liability) in goodwill at the initial recognition and to any subsequent adjustments.

As of January 1, 2005, the adoption of this new standard led to an increase in goodwill and non-current borrowings by 100 and 131 million euros, respectively.

For all other IFRS, assets and liabilities at the transition date (January 1, 2004) have been restated retrospectively, as if these standards had always been applied.

2.2. IFRS and interpretations not applied by the Group as of December 31, 2005

The Group did not apply in advance the standards and interpretations published in 2005 and adopted by the European Union, yet applicable to years beginning on or after January 1, 2006.

When adopted, the following standards may not have a material impact on the Group's financial statements:

IFRS 6: Exploration for and Evaluation of Mineral Resources.
Not applicable to the Group's activities.

IFRS 7: Financial Instruments: Disclosures.
Applicable as of January 1, 2007.

Amendment to revised IAS 39: Financial Instruments, Recognition and Measurement, Cash Flow Hedge Accounting of Forecast Intragroup Transactions.
Applicable as of January 1, 2006.

IFRIC 4: Determining Whether an Arrangement Contains a Lease.
Applicable as of January 1, 2006.

IFRIC 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
Not applicable to the Group's activities.

3. Use of estimates and assumptions

The preparation of the financial statements requires the Group's or subsidiary's management to make estimates and use certain assumptions which have a significant impact on the carrying amounts of assets and liabilities, the consolidated profit and expense items in the income statement and on commitments relating to the same period. Subsequent results may differ. These assumptions relate namely to depreciation tests and provisions for employee retirement obligations.

4. Accounting policies

The accounting policies described in this section were applied for the preparation of the first IFRS consolidated financial statements and the notes thereto and for the presentation of the comparative information of these financial statements for the period ended December 31, 2004 and the opening balance sheet as of January 1, 2004, the Group's IFRS transition date.

The consolidated financial statements were prepared under the historical cost convention, except for available-for-sale investment securities, and financial assets and financial liabilities at fair value through profit or loss, in accordance with IAS 32/39. The carrying amount of assets and liabilities hedged against fair value risk is adjusted to take into account the changes in fair value attributable to the hedged risks.

4.1. Consolidation methods

The consolidation methods used are:

- full consolidation method for subsidiaries,
- proportional method for joint ventures,
- equity method for associates.

a/ Subsidiaries

All the subsidiaries or companies over which the Air Liquide group exercises control are fully consolidated. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when the Group owns, directly or indirectly, more than 50% of the voting rights. Companies are fully consolidated until the date on which control is transferred outside the Group.

b/ Joint ventures

Joint ventures are proportionately consolidated. Joint ventures are entities in which the Group has joint control with one or several partners through a contractual arrangement. Under this consolidation method, assets and liabilities and profits and expenses are shared between the partners in proportion to their percentage of control in the consolidated financial statements. These amounts are recorded on each line of the financial statements as for the consolidated entities.

c/ Associates

The equity method applies to associates over which the Group has significant influence (generally when the Group has more than 20% interest), but not control. Under the equity method, the net assets and net profit of a company are recognized pro rata to the interest held by the parent company in the share capital. On acquisition of an investment in an associate, the goodwill relating to the associate is included in the carrying amount of the investment.

The financial statements of subsidiaries, joint ventures and associates used in the preparation of the consolidated financial statements are prepared as of December 31.

4.2. Adjustments arising from consolidation

a/ Inter-company transactions

All inter-company receivables and payables, income and expenses and profits or losses are eliminated.

b/ Tax-driven provisions

Movements in the provisions, which have been established in conformity with, tax regulations or which are similar to reserves are eliminated in the determination of consolidated net profit.

c/ Deferred taxes

Deferred taxes are recognized when temporary differences between the carrying amount of assets and liabilities and their tax base, excluding non-deductible goodwill, and the carry forward of unused tax credits. Deferred tax assets are recognized on all deductible temporary differences provided that it is probable that the tax benefits will be realized in future years. Deferred taxes are calculated at the tax rates applicable at year-end. Any changes of the tax rates are recognized in the income statement except those related to items directly recognized in equity. Deferred tax assets and liabilities are offset if the entities have a legally enforceable right of set-off and if they relate to income tax levied by the same taxation authority. Deferred taxes are not discounted.

4.3. Translation of the financial statements of foreign subsidiaries

At the balance sheet date, the financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items, at the official year-end exchange rates,
- income statement and cash flow statement items, using for each currency, the average exchange rate over the period.

All exchange differences are recognized under translation differences in equity. Should a foreign company be removed from the scope of consolidation, all exchange differences are recognized in profit or loss.

4.4. Revenue recognition

a/ Sales of goods and services

Revenue from the sale of goods and services is recognized when the significant risks and rewards of ownership have been transferred to the buyer, net of sales taxes, rebates and discounts and after eliminating sales within the Group.

Revenues associated with service delivery are recognized in reference to the stage of completion of the transaction at the balance sheet date when it can be reliably measured.

b/ Engineering and construction contracts

Contracts revenue and contracts costs associated with construction contracts are recognized as revenue and expenses respectively in reference to the stage of completion of the contracts at the balance sheet date.

The margin realized at the stage of completion is recognized only when it can be reliably measured. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The stage of completion is assessed by reference to the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

4.5. Tangible and intangible assets

a/ Goodwill and business combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the acquiree's identifiable assets, liabilities and contingent liabilities assumed are recognized at their fair value in accordance with IFRS 3.

Goodwill represents the excess of the purchase price over the fair value of the net of the identifiable assets acquired, the liabilities and the contingent liabilities assumed in a business combination.

Negative goodwill is recognized immediately through profit or loss.

Goodwill is allocated to cash generating units or groups of cash generating units. Subsequently, goodwill is not amortized but are tested for impairment annually or more frequently if there is any indication of impairment, in accordance with the method described in paragraph 4.5 f). If an impairment loss is necessary, it is recognized immediately through profit or loss and cannot be reversed.

Any acquisition of an additional interest in a subsidiary that is already controlled results in the recognition of goodwill equal to the difference between the acquisition price and the carrying amount of the minority interests acquired.

b/ Innovation costs (research and development expenditures)

According to the OECD's definition, innovation includes all costs relating to the scientific and technical activities, patent work, education and training, necessary to assure the development, manufacturing, start-up, and market research of new improved products or processes.

According to IAS 38, development costs shall be recognized as assets if and only if the Group can demonstrate all the following:

- the intangible asset is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- its intention to complete the intangible asset and use or sell it,
- how the intangible asset will generate probable future economic benefits.

Research expenditure is recognized as an expense when incurred. The Group did not capitalize research and development expenditure as it considers that the conditions required by IAS 38 for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale. As a result, the development costs incurred by the Group in the course of its research and development projects are expensed.

c/ Internally generated intangible assets

Other internally generated intangible assets mainly represent the development costs of information management systems. These costs are only capitalized if they satisfy the criteria defined by IAS 38 and described above.

Internal and external development costs on management information systems arising from the development phase are capitalized. Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Internally generated intangible assets are amortized over their useful life.

d/ Other intangible assets

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights. They also include customer contracts valued upon the acquisition of companies in accordance with IFRS 3 Business Combinations.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years and customer contracts over a maximum period of 25 years, considering the probabilities of renewal.

e/ Property, plant and equipment

Land, buildings and equipments are carried at cost less any accumulated depreciation and any accumulated impairment losses.

In the case of mandatory dismantling or asset removals, the related costs are added to the initial cost of the relevant assets and provisions are recognized to cover these costs.

Interest costs on borrowings to finance the construction of property, plant, and equipments are capitalized during the period of construction when it relates to the financing of major projects over a 12-month period, or longer, of development.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted separately and depreciated over their own useful lives.

Repairs and maintenance costs are recognized as expenses when incurred. The costs of major inspections and overhauls of cogeneration plants are recognized as a separate component of the asset and are depreciated over the period between two major overhauls.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows:

- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years.

Land is not depreciated.

f/ Impairment of assets

According to IAS 36, the Group assesses regularly whether there is any indication of impairment loss of assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of assets is fully recoverable. The recoverable amount of an asset is the higher of its fair value less costs to sell (net fair value) and its value in use.

For goodwill and intangible assets that are not yet available for use, the impairment test is performed annually.

In assessing value in use, the estimated future cash flows are discounted to their present value as for an investment decision.

The discount rate depends of the nature, the location of assets and the customer market. It is determined according to the minimum level of profitability expected from the investment considering industrial and commercial risks and credit terms.

For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the assets belong. A cash generating unit is an identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. They are mainly determined on a geographical basis and by reference to the markets in which the Group operates.

Goodwill is allocated to cash generating units or groups of cash generating units representing the level at which goodwill is monitored by the Group.


Consolidated
financial
statements

When performing impairment tests on cash generating units or groups of cash generating units, the Group uses a combined approach using the estimated cash flow approach (value in use) and the market multiples approach (fair value less costs to sell).

When the recoverable amount of an asset, a cash generating unit or a group of cash generating units is lower than its carrying amount, an impairment loss is recognized immediately through profit and loss. An impairment loss of a cash generating unit is first allocated to goodwill. An impairment loss recognized for goodwill cannot be reversed.

To perform these tests, the Air Liquide group defined a level at which asset impairment tests are performed in accordance with IAS 36.

- dedicated and on-site plants are tested individually,
- pipelines are tested at network level,
- liquid gas and hydrogen/CO plants are grouped together according to the plants' customer market,
- other assets are allocated to the cash generating units or groups of cash generating units.

The cash generating units of the Gas and Services activity are determined on a geographical basis. The other activities are managed at European (Air Liquide Welding and metrology) or worldwide (Engineering/construction) levels.

g/ Leases

Finance leases

Leases of property, plant and equipment that transfer to the Group virtually all the risks and rewards of ownership are classified as finance leases. Items of property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Operating leases

Leases where the lessor retains substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

4.6. Financial instruments

a/ Non-current financial instruments

Investments in equity securities

According to IAS 39, investments in equity instruments are classified as "available for sale".

The fair value of investments in listed companies is recognized at their quoted market price. Investments in unlisted companies whose fair value cannot be reliably measured are recognized at cost less any accumulated impairment loss. For this purpose, their recoverable amount is based on the Group's share of net assets, expected future profitability and business plans of the entity.

Changes in fair value are recognized directly in a separate component of equity until the asset is disposed of, except for impairment losses which are immediately recognized through profit and loss statement when the decline in fair value is considered permanent.

The cumulative gain or loss previously recognized directly in equity, is recognized in profit or loss, at the sale of the securities.

Loans and other financial assets

Loans and other financial assets are initially recognized at their fair value and subsequently carried at amortized cost. Impairment tests are performed at each period-end date. Any impairment loss is recognized immediately through profit and loss.

b/ Trade and other receivables

Trade and other receivables are carried at fair value upon initial recognition and then at amortized cost less any impairment loss.

Impairment losses are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

c/ Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits, short-term loans, the current portion of long-term loans, and short-term highly liquid investments that are readily convertible to cash and which are subject to an immaterial risk of changes in value.

d/ Current and non-current borrowings

Borrowings include bond debentures and other bank borrowings (including borrowings arising from finance leases and put options on minority interests).

At inception, borrowings are recognized at fair value corresponding to the net proceeds collected. At each balance sheet date, they are measured at amortized cost using the effective interest rate (EIR) method. The effective interest rate includes in the borrowing cost initial redemption premiums and issuance costs less the nominal amount of the borrowing.

Borrowings maturing in less than one year are classified as current borrowings.

e/ Derivative assets and liabilities

Derivative financial instruments are mainly used to manage operational exposures to foreign exchange, interest rate and commodity price risks relating to the Group's financial and operating activity. For all these transactions, the Group applies hedge accounting and documents, at the inception of the hedge, the type of hedging relationship, the hedging instruments, the nature and the term of the hedged item.

However, in very limited circumstances, some derivatives (options) do not qualify for hedge accounting.

Applying hedge accounting has the following consequences:

• fair value hedge: the hedged portion of the item is carried at fair value. Any change in fair value is recognized through profit or loss and offsets the change in fair value of hedging instruments (except the impact of premiums/discounts),

• cash flow hedge: the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (transferable equity), while the change in the fair value of hedged transaction is not yet recognized in the balance sheet. The change in fair value of the ineffective portion is recognized in other net financial costs. The amounts directly recognized in equity are reclassified into profit or loss when the hedged transactions occur and are recorded,

• for hedges of net investments in a foreign entity, the effective portion of the changes in the fair value of the derivative instrument is recognized in equity under translation reserves. The ineffective portion of the changes in fair value is recognized in profit or loss. Once the foreign entity subject to the hedge of net investment is sold, the loss or profit initially recognized in translation reserves is recognized in profit or loss. This method also applies for foreign exchange hedging on dividends paid by subsidiaries.

Derivative financial instruments which do not qualify for hedge accounting are carried at fair value through profit or loss with an offsetting entry in financial assets and financial liabilities.

The fair value of assets, liabilities and derivatives is based on the market price at the balance sheet date. For unquoted derivatives, the fair value is based on external experts' valuations.

4.7. Assets classified as held for sale

Non-current assets or disposal groups are classified as "held for sale" if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held for sale are no longer depreciated (amortized) as from the date of the sale.

Assets or disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.

4.8. Inventories and work-in-progress

Inventories are measured at the lower of cost and net realizable value. Cost comprises direct raw materials and, where applicable, direct and indirect labor costs and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

4.9. Share capital, reserves and treasury shares

Air Liquide's share capital is comprised of ordinary shares.

When the Group buys back its own shares, they are classified as treasury shares and presented as a deduction from equity for the consideration paid. The profit or loss from the sale of treasury shares is recognized directly in equity, net of tax.

4.10. Minority interests

In accordance with IAS 32/39, put options on minority interests are recorded as financial liabilities at the option's strike price.

The share in the net assets of subsidiaries was reclassified from minority interests to non-current borrowings.

Under current standards and interpretations, and in the absence of specific details from the IFRIC, the Group has elected to recognize in goodwill the consideration for the difference between the strike price of granted option and the minority interests reclassified in borrowings.

Minority interests in profit and loss do not change and still reflect present ownership interests.

4.11. Provisions

a/ Provisions for contingencies and losses

Provisions are recognized when:

• the Group has a present obligation as a result of a past event,

• it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,

• a reliable estimate can be made of the amount of the obligation.



Restructuring provisions include only the direct expenditures arising from the restructuring and are recognized in the period in which the Group has approved a detailed and formal restructuring plan and the restructuring has either begun or been announced.

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting its obligations under the contract.

b/ Pensions and employee benefits

The Group provides its employees with various pension plans, termination benefits, jubilee and other post-employment benefits for both active employees and retirees. The characteristics of these plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- by defined contribution plans,
- by defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of service to the employee or retiree ("means-based obligation"). The pension expense is equal to the contribution paid during the fiscal year and relieves the employer from any further obligation.

Defined benefit plans are those via which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority (type known as "result-based obligation"). Defined benefit plans can be:

- [illegible]er financed by contributions to a fund specialized in managing contributions paid,
- or managed internally.

The Group grants both defined benefit and defined contribution plans.

For defined contribution plans, retirement and similar commitments are measured by independent actuaries, according to the projected unit credit method in accordance with IAS 19.

The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates for each country.

Defined benefit plans are in certain cases covered by external pension funds. In this case assets are mostly invested in bonds or equities carried at their fair value.

All actuarial gains and losses existing as of January 1, 2004 have been offset. The actuarial gains and losses generated after January 1, 2004 are recognized in the income statement using the "corridor approach". Under this method, actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the beginning of the reporting period, are amortized over the expected average working lives of the plan participants.

Valuations are carried out annually by independent actuaries for significant plans and every three years for other plans unless there are material changes in circumstances that necessitate a new calculation.

4.12. Foreign currency transactions and balances

Foreign currency transactions are recognized according to the following principles:

- foreign currency transactions are translated by each company into its functional currency at the exchange rate prevailing on the date of the transaction,
- at the year-end, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the year-end exchange rate.

Exchange differences relating to commercial transactions are recognized in operating profit. For financial transactions, differences are recognized in financing income except for differences resulting from hedge of a net investment that are recognized in equity until the net investment is disposed of.

4.13. Contingent assets and liabilities

Contingent assets and liabilities arise from past events, the outcome of which depends on future uncertain events.

Contingent liabilities encompass also unrecognized present obligations that cannot be reliably estimated.

Contingent assets and liabilities are disclosed in the notes to the consolidated financial statements, except for contingent liabilities assumed in a business combination which are recognized in accordance with IFRS 3.

4.14. Discontinued operations

A discontinued operation is a clearly distinguishable component,

- of the Group that either has been separated, or is classified as held for sale,
- represents a separate major line of business or geographical area of operations,
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations,
- is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately on the income statement.

4.15. Government grants

Governments grants received are recognized in other non-current liabilities. They are then recognized as income in the income statement for the period on the same basis as the subsidized assets are depreciated.

4.16. Share-based payments

The Group grants share options to management and some employees. In accordance with IFRS 2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial model. Any changes in value subsequent to the grant date do not call into question the initial measurement.

In accordance with IFRS 2, the fair value of options granted is recognized as an employee expense with a corresponding increase in equity, and amortized on a straight-line basis over the vesting period.

Under the option available under IFRS 1, IFRS 2 has only been applied to share option plans granted after November 7, 2002 and not vested as of January 1, 2004.

The dilution effect of non-vested share option plans is reflected in the calculation of the diluted earnings per share.

For employee savings plans, the capital increases reserved for employees and performed under conditions that differ from market conditions result in the recognition of an expense. This expense corresponds to the contribution paid by the Company and the discount on the share price less the cost of non-transferability for the employees.

4.17. Greenhouse gas emission rights

In certain countries, the Air Liquide group receives greenhouse gas emission rights free of charge. These allowances are allocated year by year for a compliance period of three years.

In return, the Group has to deliver allowances equal to its actual emissions.

In absence of any specific guidance in IFRS (IFRIC 3 has been withdrawn), the Group has elected the following accounting approach: At each balance sheet date, the Group assesses if it has sufficient emission rights to cover its actual emissions. If the rights allocated exceed the actual emissions, no asset is recognized and the sold rights are recognized in profit or loss. Conversely, the Group shall recognize a net liability for the supplementary obligation to deliver allowances not covered by the rights received.

■ 5. Segment reporting

5.1. Segmental information

Segmental information is based on two segment formats:

• the primary segment format – by geographic area – represents the Group's management structure. The principal activity of the Group is the industrial gas business, which is managed through five geographic zones, determined according to the location of the assets:
- France,
- Europe (excluding France),
- Americas,
- Asia-Pacific,
- Africa.

• the secondary segment format represents the business lines:
- Gas and Services,
- AL Welding Group,
- Engineering and Construction,
- Other activities (mainly Chemicals, Diving).

Unallocated items comprise mainly corporate expenses as well as research and development costs.

5.2. Net indebtedness

Net indebtedness includes:

• current and non-current financial liabilities minus the fair value of hedging derivative assets less,

• cash and cash equivalents as defined in paragraph c/ of section 4.6, net of the fair value of hedging derivative liabilities.

5.3. Other operating profit and expenses

Material non-current transactions that could affect operating performance are classified as "other operating profit and expenses". They mainly include:

• unusual and material gains and losses on disposals of assets, impairment losses on intangible assets and items of property, plant and equipment,

• major restructuring costs resulting from unusual significant events that could distort operating performance,

• very significant charges to provisions and impairment losses.

Notes to the consolidated financial statements for the year ended December 31, 2005

1. Major events

a/ Integration of Messer activities

On May 7, 2004 Air Liquide signed an agreement for the acquisition of Messer's industrial gas activities in Germany, the United Kingdom and the United States. Since this date, these activities have been included in the consolidated financial statements.

Purchase consideration for shares was 2,684 million euros.

This acquisition was approved by European and American competition authorities subject to a number of divestments which were performed under the following terms and conditions:

- sale of certain liquid gas activities in the United States to Matheson TriGas Inc. (a subsidiary of Nippon Sanso) on November 2, 2004,
- sale of certain Large Industry, Bulk and Cylinders activities in Germany to Praxair on December 3, 2004,
- sale of the 51% investment in Messer Nippon Sanso to Taiyo Nippon Sanso on January 14, 2005.

The amount of divestments completed, net of taxes paid, totaled 713.4 million euros, including 699.0 million euros as of December 31, 2004. After taking into account acquisition and restructuring costs as well as fair value of acquired assets, goodwill measured according to IFRS amounted to 1,453.2 million euros as of December 31, 2004.

Goodwill as of December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,736)
Share of acquired net equity	835
Initial goodwill	**1,901**
Allocation to intangible assets	(413)
Allocation to property, plant and equipment	(190)
Tax-related impact of these allocations	240
Net fair value impact of divested activities	(198)
Goodwill after allocation	**1,340**
Recognition of liabilities and contingent liabilities	138
Other (impact of foreign currency translation)	(25)
Goodwill as of December 31, 2004 [(1)]	**1,453**

(1) Including 1,264 million euros with respect to the acquisition of Messer activities in Germany.

The acquisition of Messer activities had the following impacts on the main financial indicators for fiscal year 2004:

Main impacts on the balance sheet as of December 31, 2004

In millions of euros	
Assets	
Intangible assets, net	228.3
Property, plant & equipment, net	986.4
Goodwill	1,453.2
Liabilities & Equity	
Provisions and deferred tax	762.8
Net indebtedness	1,988.2

Income statement for the year ended December 31, 2004

In millions of euros	
Revenues	470.7
Operating income recurring before depreciation and amortization	118.1
Depreciation and amortization	(60.5)
Operating income recurring	57.6
Other non-recurring operating expenses	(107.1)
Operating income	(49.5)
Net finance costs	(61.9)
Income taxes	42.9
Profit from discontinued operations	32.3
Minority interests	1.1
Loss for the period attributable to the Equity holders of the parent	(37.3)

Other non-recurring expenses include restructuring costs related to the acquisition of Messer activities.

Profit from discontinued operations includes the profit from these operations between May 7, 2004 and the date of sale as well as the net gain realized by the Group following the divestment of certain of its assets in Germany and the write-down of computer software existing prior to the acquisition which became subsequently redundant.

Main impacts on the Statement of cash flows for the year ended December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,735.6)
Proceeds from sale of divested activities	699.0

b/ Major events in 2005

• On July 12, 2005, Air Liquide sold its 39.5% interest in the share capital of Séchilienne-Sidec for a total consideration of 162.3 million euros.

The net capital gain of 80.6 million euros after tax realized on the sale is reported in Profit from discontinued operations.

• After a takeover bid followed by a public offer of withdrawal, Air Liquide increased its interest in the share capital of Soaeo S.A. from 86.8% to 100% on December 22, 2005. The simplified takeover bid was primarily performed by way of an exchange of Air Liquide treasury shares. SOAEO shares acquired had a total value of 157.3 million euros (including acquisition costs). Following these transactions, the resulting consolidation difference of 117.6 million euros was recognized in goodwill as of December 31, 2005.

This transaction did not impact the 2005 Income statement.

■ 2. Segment information

The primary and secondary reporting formats reflect the management structure of the Group and the internal reporting structure.

Primary segment information

Primary segment information is provided by geographical area. Revenue is analyzed by geographical area of production (country of origin), with the exception of engineering activities which are analyzed according to customer location (country of destination).

The profits, assets and liabilities of each segment consist of amounts directly attributable to the segment provided they can be allocated to the segment on a reasonable basis.

Research and development center and corporate activities are not allocated.

Secondary information

Operations are organized into four business segments, each representing specific products and services.

• Gas and Services,

• AL Welding group,

• Engineering and Construction

• Other activities

The Gas and Services segment encompasses the Large Industries, Industrial Customers, Electronics and Healthcare business lines.

Air Liquide Welding group produces and distributes welding and cutting consumables and equipment.

The Engineering and Construction segment designs and builds primarily industrial gas production plants and advanced technology products.

Other activities include mainly Chemicals and Diving.

2005

Segment information by geographical area

In millions of euros	Continuing operations							Discontinued operations	Total
	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Unallocated	Total		
INCOME STATEMENT									
Revenues									
Gas and Services	1,696.1	3,128.0	2,547.4	1,613.4	162.8		9,147.7		9,147.7
AL Welding Group	171.2	341.1					512.3		512.3
Other activities	245.0	42.4	57.5	6.7		4.5	356.1		356.1
Sub-total excluding Engineering/Construction	2,112.3	3,511.5	2,604.9	1,620.1	162.8	4.5	10,016.1		10,016.1
Engineering/Construction	146.6	49.0	67.9	131.4	23.8		418.7		418.7
Total Revenues	**2,258.9**	**3,560.5**	**2,672.8**	**1,751.5**	**186.6**	**4.5**	**10,434.8**		**10,434.8**
Operating income recurring									
Gas and Services	310.1	617.7	360.0	238.6	40.8		1,567.2		1,567.2
Other	41.6	45.7	6.2	12.1			105.6		105.6
R&D centers / Corporate						(155.2)	(155.2)		(155.2)
Total operating income recurring	**351.7**	**663.4**	**366.2**	**250.7**	**40.8**	**(155.2)**	**1,517.6**		**1,517.6**
Other non-recurring operating expenses							(44.8)		(44.8)
Net finance costs							(163.1)		(163.1)
Other net financial expenses							(49.1)		(49.1)
Income taxes							(370.7)		(370.7)
Equity income	6.3	3.0	(0.2)	19.9	7.5		36.5		36.5
Profit for the period							**926.4**	**80.6**	**1,007.0**

In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Un-allocated	Total
BALANCE SHEET							
Segment assets	**1,644.1**	**6,878.7**	**3,725.1**	**2,334.3**	**293.7**	**156.4**	**15,032.3**
Goodwill	170.8	1,759.3	375.2	290.1	50.6		2,646.0
Intangible assets and Property, plant and equipment	535.5	3,774.7	2,781.3	1,292.3	136.3	34.4	8,554.5
Other segment assets	934.3	1,329.4	555.4	648.4	76.2	122.0	3,665.7
Investments in associates	3.5	15.3	13.2	103.5	30.6		166.1
Unallocated assets							1,256.1
Total assets							**16,288.4**
Segment liabilities	**1,368.4**	**1,518.5**	**656.0**	**582.2**	**64.0**	**74.4**	**4,263.5**
Unallocated liabilities							5,816.2
Equity including minority interests							6,208.7
Total liabilities and equity							**16,288.4**
OTHER INFORMATION							
Capital expenditure (intangible assets and property, plant and equipment)	(173.2)	(372.9)	(190.5)	(213.3)	(10.8)	(14.5)	(975.2)
Depreciation and amortization	(168.6)	(321.1)	(266.6)	(120.3)	(15.4)	(5.3)	(897.3)

Segment information by activity

	2005
Gas and Services	
Revenues	9,147.7
Total segment assets	13,866.8
Capital expenditure (intangible assets and property, plant and equipment)	(899.4)
AL Welding Group	
Revenues	512.3
Total segment assets	440.2
Capital expenditure (intangible assets and property, plant and equipment)	(11.0)
Other activities	
Revenues	351.6
Total segment assets	235.8
Capital expenditure (intangible assets and property, plant and equipment)	(44.2)
Engineering and Construction	
Revenues	418.7
Total segment assets	333.1
Capital expenditure (intangible assets and property, plant and equipment)	(6.1)

2004

Segment information by geographical area

In millions of euros	Continuing operations							Discontinued operations	Total
	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Unallocated	Total		
INCOME STATEMENT									
Revenues									
Gas and Services	1,619.6	2,753.9	2,237.7	1,512.1	151.9		8,275.2		8,275.2
AL Welding Group	163.2	319.8					483.0		483.0
Other activities	229.0	43.5	57.8	6.6		3.3	340.2		340.2
Sub-total excluding Engineering/Construction	2,011.8	3,117.2	2,295.5	1,518.7	151.9	3.3	9,098.4		9,098.4
Engineering/Construction	101.3	44.4	25.0	123.2	36.1		330.0		330.0
Total Revenues	2,113.1	3,161.6	2,320.5	1,641.9	188.0	3.3	9,428.4		9,428.4
Operating income recurring									
Gas and Services	304.9	557.6	303.2	221.1	36.0		1,422.8		1,422.8
Other	48.0	41.5	6.3	5.1			100.9		100.9
R&D centers / Corporate						(149 1)	(149.1)		(149.1)
Total operating income recurring	352.9	599.1	309.5	226.2	36.0	(149.1)	1,374.6		1,374.6
Other non-recurring operating expenses							(150.5)		(150.5)
Net finance costs							(149.3)		(149.3)
Other net financial expenses							(49.7)		(49.7)
Income taxes							(249.5)		(249.5)
Equity income	9.8	6.1	1.1	12.4	7.1		36.5		36.5
Profit for the period							**812.1**	**32.3**	**844.4**

In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Un-allocated	Total
BALANCE SHEET							
Segment assets	**1,717.7**	**6,784.4**	**3,235.4**	**1,958.2**	**246.4**	**100.5**	**14,042.6**
Goodwill	172.6	1,734.6	329.1	171.4	23.5		2,431.2
Intangible assets and Property, plant and equipment	558.2	3,690.8	2,455.6	1,106.7	128.1	31.7	7,971.1
Other segment assets	932.5	1,328.4	437.4	601.3	65.0	68.8	3,433.4
Investments in associates	54.4	30.6	13.3	78.8	29.8		206.9
Unallocated assets							1,378.4
Total assets							**15,421.0**
Segment liabilities	**1,336.6**	**1,548.5**	**569.3**	**500.7**	**54.1**	**85.2**	**4,094.4**
Unallocated liabilities							6,094.1
Equity including minority interests							5,232.5
Total liabilities and equity							**15,421.0**
OTHER INFORMATION							
Capital expenditure (intangible assets and property, plant and equipment)	(189.2)	(345.4)	(179.9)	(158.0)	(12.0)	(16.5)	(901.0)
Depreciation and amortization	(164.7)	(290.8)	(248.1)	(113.4)	(14.0)	(23.6)	(854.6)

Segment information by activity

	2004
Gas and Services	
Revenues	8,275.2
Total segment assets	12,908.6
Capital expenditure (intangible assets and property, plant and equipment)	(790.1)
AL Welding Group	
Revenues	483.0
Total segment assets	439.2
Capital expenditure (intangible assets and property, plant and equipment)	(16.0)
Other activities	
Revenues	336.9
Total segment assets	267.1
Capital expenditure (intangible assets and property, plant and equipment)	(38.1)
Engineering and Construction	
Revenues	330.0
Total segment assets	327.2
Capital expenditure (intangible assets and property, plant and equipment)	(40.3)

■ 3. Revenues

In millions of euros	2004	%	2005	%
Total Gas and Services	8,275.2	88%	9,147.7	88%
AL Welding	483.0	5%	512.3	5%
Other activities	340.2	4%	356.1	3%
Engineering and Construction	330.0	3%	418.7	4%
Total	**9,428.4**	**100%**	**10,434.8**	**100%**

Consolidated revenues for the year ended December 31, 2005 total 10,434.8 million euros, up 10.7% on 2004. This increase is 6.2% on a comparable basis, after adjustment for the cumulative impact of fluctuations in foreign exchange rates and natural gas prices and principal changes in the consolidation scope.

- Foreign exchange rate fluctuations contributed revenue of 43 million euros in 2005, representing consolidated revenue growth of 0.5%. These gains were primarily due to the appreciation of the Canadian dollar against the euro.
- The increase in natural gas prices contributed additional revenue of 212 million euros in 2005, excluding foreign exchange impacts, representing consolidated revenue growth of 2.2%.
- The principal changes in the consolidation scope were the consolidation of Messer activities for a full year and the deconsolidation of chemical liquid activities in the United States from the second quarter. These changes had an estimated impact of +163 million euros for 2005 as a whole, representing consolidated revenue growth of 1.8%.

■ 4. Purchases

The main Group purchases concern electricity, natural gas and industrial and medical products.

■ 5. Personnel expenses

In millions of euros	2004	2005
Salaries and social security contributions	(1,672.1)	(1,800.8)
Defined contribution pension plans	(16.7)	(15.7)
Defined benefit pension plans	(38.3)	(34.5)
Share-based payments	(2.5)	(5.4)
Total	**(1,729.6)**	**(1,856.4)**

Consolidated companies employed 35,900 individuals as of December 31, 2005, (35,900 as of December 31, 2004).

■ 6. Other net operating expenses

Other net operating expenses primarily comprise transport and distribution costs, sub-contracting costs, operating lease instalments and insurance premiums.

Other operating revenues are not material.

■ 7. Innovation costs (Research and development)

These costs are expensed as incurred as the Group does not consider that the conditions required by IAS 38 for the capitalization of development costs have been satisfied.

In 2005, innovation costs amounted to 164.4 million euros (161.5 million euros in 2004) including research and development costs of 107.3 million euros (103.3 million euros in 2004).

■ 8. Depreciation and amortization

In millions of euros	2004	2005
Intangible assets	(50.4)	(57.8)
Property, plant and equipment [1]	(804.2)	(839.5)
Total	**(854.6)**	**(897.3)**

(1) Including the depreciation charge after deduction of investments grants released to profit.

■ 9. Other non-recurring operating expenses

In millions of euros	2004	2005
Expenses		
Messer restructuring costs	(107.1)	
Other reorganization and restructuring costs	(17.2)	(47.7)
Impairment losses	(6.2)	(42.7)
Provisions relating to the implementation of advanced technologies	(20.0)	
Other		(1.8)
Total other non-recurring operating expenses	(150.5)	(92.2)
Income		
Capital gains on the disposal of fixed assets and investments		47.4
Total other non-recurring operating income		47.4
Total	**(150.5)**	**(44.8)**

In 2004, other reorganization and restructuring costs mainly concern the AL Welding Group and certain European subsidiaries of the Group. Expenditure and provisions were incurred or recognized in 2005 following the decision to change the organizational structure of Industrial Customers activities in certain European countries as well as costs relating to the continued reorganization of the AL Welding Group.

Impairment losses concern goodwill recognized in respect of metrology and service activities (6.2 million euros in 2004 and 10.1 million euros in 2005). Impairment losses were recognized in 2005 in respect of capitalized information technology system development costs (32.6 million euros). These impairment losses were recognized following the decision to change the organizational structure of Industrial Customers activities in certain European countries.

Capital gains realized from disposals of property, plant and equipment and financial investments mainly include the following pre-tax gains:

- disposal of the homecare activities in the United States,
- disposal of a distributor located in the United States,
- disposal of a cogeneration plant in France.

10. Financial expenses

Net finance costs

In millions of euros	2004	2005
Gross finance costs [1]	(167.8)	(185.0)
Financial income from short-term investments	24.3	26.4
Other finance costs	(5.8)	(4.5)
Total net finance costs	**(149.3)**	**(163.1)**

(1) Including in 2004, (6.6) millions of euros of leasing expenses in addition to the initial cost of (161.2) millions of euros.

Other net financial expenses

In millions of euros	2004	2005
Dividends received	3.6	3.8
Other financial income [2]	37.0	42.7
Financial expenses in respect of employee benefits	(52.2)	(51.6)
Other financial expenses [3]	(38.1)	(44.0)
Total	**(49.7)**	**(49.1)**

(2) Including financial income related to fair market value of derivative instruments.
(3) Including financial expenses related to fair market value of derivative instruments.

Capitalized finance costs total 5.9 million euros (3.4 million euros in 2004). The average financing rate for the relevant subsidiaries was used for capitalization purposes.

11. Income taxes

Income taxes

In millions of euros	2004	2005
Current tax		
Income tax expense payable	(345.7)	(330.0)
Prior year tax losses or tax credits not previously recognized	6.1	7.2
Total	**(339.6)**	**(322.8)**
Deferred tax		
Temporary differences	90.6	(51.0)
Impact of tax rate changes	(0.5)	3.1
Total	**90.1**	**(47.9)**

Reconciliation of the standard tax rate and the effective Group tax rate

In %	2004	2005
Standard tax rate	33.5	34.2
Impact of transactions taxed at reduced rates	(2.8)	(2.9)
Impact of tax rate changes	0.1	(0.2)
Impact of tax exemptions and other	(6.5)	(1.7)
Effective Group tax rate	**24.3**	**29.4**

The standard tax rate is the average rate obtained by applying the statutory tax rate for each country to their related earnings before tax.

The effective Group tax rate is determined as follows: (current and deferred income tax expense)/(net profit before tax less share of profit of associates and profit from discontinued activities).

In France, L'Air Liquide S.A. has elected to determine French income taxes on a consolidated basis, including all French subsidiaries complying with the requirements.

Foreign subsidiaries have also elected to apply for similar rules wherever this is allowed under local regulations.

The effective tax rate in 2004 was reduced substantially by non-recurring tax transactions implemented in Europe and the recognition of restructuring provisions following the acquisition of Messer activities.

■ 12. Profit from discontinued operations or held for sale

In millions of euros	2004	2005
Profit from discontinued operations or held for sale	32.3	80.6

In 2004, the acquisition of Messer industrial gas activities in Germany, the United Kingdom and the United States, was authorized by the European competition authorities subject to the performance of a number of divestments.

Profit from discontinued operations includes the net profits of these activities realized between May 7, 2004 and the date of disposal, together with capital gains realized on the divestment of certain Group assets in Germany and the write-down of computer software existing prior to the acquisition which subsequently became redundant.

In 2005, Profit from discontinued activities comprises the after-tax capital gain realized by Air Liquide on the sale of its 39.5% interest in Séchilienne-Sidec.

■ 13. Net earnings per share

a/ Basic earnings per share

	2004	2005
Profit for the period attributable to ordinary equity holders of the parent (in millions of euros)	780.1	933.4
Weighted average number of ordinary shares outstanding	107,937,967	107,747,742
Basic earnings per share (in euros)	**7.23**	**8.66**

Basic earnings per share is calculated by dividing Profit for the period attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year, excluding ordinary shares purchased by Air Liquide and recognized in equity.

The weighted average number of shares outstanding during the year is calculated by excluding treasury shares. The number of shares outstanding in 2004 was adjusted for the one for ten bonus share issue performed during the year.

2004 net earnings per share was adjusted to take account of the one for ten bonus share issue performed during the year.

Breakdown of basic earnings per share

In euros	2004	2005
Continuing operations	6.93	7.91
Discontinued operations	0.30	0.75
Total basic earnings per share	**7.23**	**8.66**

b/ Diluted earnings per share

	2004	2005
Profit used to calculate diluted earnings per share (in millions of euros)	780.1	933.4
Weighted average number of ordinary shares outstanding	107,937,967	107,747,742
Adjustment for dilutive impact of share subscription options	296,713	537,914
Adjusted weighted average number of shares outstanding used to calculate diluted earnings per share	108,234,680	108,285,656
Diluted earnings per share (in euros)	**7.21**	**8.62**

Diluted earnings per share takes account of the weighted average number of shares that would have been outstanding had all dilutive potential shares been converted. The dilutive impact is therefore calculated assuming the exercise in full of all share subscription options granted to employees.

Profit for the period is adjusted for the change in income and expense items that would result from the exercise of the share subscription options.

No other financial instruments capable of generating further dilution of net earnings per share have been issued by the Group.

Breakdown of diluted earnings per share

	2004	2005
Continuing operations	6.91	7.88
Discontinued operations	0.30	0.74
Total diluted earnings per share	**7.21**	**8.62**

■ 14. Dividend per share

The final 2004 dividend on ordinary shares, reported and paid during the period, was 391.1 million euros, amounting to a distribution rate of 50.1% of Profit for the period attributable to equity holders of the parent.

A dividend distribution of 432.1 million euros (3.85 euros per share) on ordinary shares will be proposed to the Shareholders' Meeting in respect of 2005. This amounts to a distribution rate of 46.3% of profit for the period attributable to equity holders of the parent.

■ 15. Goodwill

Movement during the period

In millions of euros	As of January 1	Goodwill recognized during the period	Goodwill removed during the period	Impairment losses	Foreign exchange variation	Other movements (1)	As of December 31
2004	848.6	1,510.5	(2.7)		(29.9)	104.7	2,431.2 (2)
2005	2,431.2	149.3	(11.7)	(6.6)	55.0	28.9	2,646.1

(1) Other movements primarily concern the valuation of options to buy-out minority interests in Switzerland, Germany, France, South Africa and Egypt in the amount of 99.6 million in 2004 and 28.5 million in 2005.

(2) Goodwill of 2,431.2 million euros is that of January 1st, 2005 due to the recording of options to buy-out minority interests.

Goodwill recognized during the period mainly concerns:

- in 2004, the acquisition of Messer activities in Germany, the United Kingdom and the United States for 1,453.2 million euros and the acquisition of Livingston metrology activities (France, Netherlands, Germany, Spain) for 20.1 million euros,
- in 2005, 117.6 million euros in respect of the buyout of minority interests in Soaeo S.A. pursuant to the takeover bid followed by public offer for withdrawal, the finalization of Messer activities acquisition with recognition of additional goodwill of 7.9 million euros and the acquisition of some companies, mainly in the Healthcare sector.

Goodwill of (11.7) million euros was removed during the year compared to (2.7) million euros in 2004 following the sale of metrology and service activities in France and the sale of homecare activities in the United States.

Principal goodwill balances as of December 31, 2005

In millions of euros	Gross carrying amount	2005 Impairment losses	Net carrying amount	2004 Net carrying losses
Messer Germany	1,270.5		1,270.5	1,263.8
USA (Big Three, Messer)	341.3		341.3	301.1
SOAEO	234.5		234.5	117.1
AL Welding	88.6		88.6	88.6
Other subsidiaries	717.8	(6.6)	711.2	660.6
Total	**2,652.7**	**(6.6)**	**2,646.1**	**2,431.2**

Impairment losses concern metrology and services activities.

16. Other intangible assets

Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange variation	Assets acquired in a business combination(2)	Other movements(1)	As of December 31
2004							
Internally generated intangible assets	109.8	45.5				16.8	172.1
Other intangible assets	201.8	3.8	(22.3)	(11.7)	277.9	28.9	478.4
Total gross intangible assets	**311.6**	**49.3**	**(22.3)**	**(11.7)**	**277.9**	**45.7**	**650.5**
2005							
Internally generated intangible assets	172.1	33.8	(0.8)	1.1		26.9	233.1
Other intangible assets	478.4	9.0	(16.8)	16.0	1.7	(13.9)	474.4
Total gross intangible assets	**650.5**	**42.8**	**(17.6)**	**17.1**	**1.7**	**13.0**	**707.5**

Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses(3)	Reversal of impairment losses	Disposals	Foreign exchange variation	Assets acquired in a business combination(2)	Other movements(1)	As of December 31
2004									
Internally generated intangible assets	(6.4)	(26.8)	(35.9)						(69.1)
Other intangible assets	(157.0)	(23.9)			16.9	2.5	(2.6)	2.9	(161.2)
Total intangible asset depreciation	**(163.4)**	**(50.7)**	**(35.9)**		**16.9**	**2.5**	**(2.6)**	**2.9**	**(230.3)**
Total net intangible assets	**148.2**	**(1.4)**	**(35.9)**		**(5.4)**	**(9.2)**	**275.3**	**48.6**	**420.2**
2005									
Internally generated intangible assets	(69.1)	(25.4)	(32.6)		0.8	(0.1)		1.1	(125.3)
Other intangible assets	(161.2)	(32.4)	(3.5)		16.1	(1.8)		(13.4)	(196.2)
Total intangible asset depreciation	**(230.3)**	**(57.8)**	**(36.1)**		**16.9**	**(1.9)**		**(12.3)**	**(321.5)**
Total net intangible assets	**420.2**	**(15.0)**	**(36.1)**		**(0.7)**	**15.2**	**1.7**	**0.7**	**386.0**

(1) Other movements mainly concern account reclassifications and changes in consolidation scope. Intangible assets are primarily used by the Gas activity.

(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for 277.9 million euros, corresponding to the valuation of certain customer contracts in Germany and in the United States as part of the allocation of the initial goodwill.

(3) Impairment losses recognized in 2004 of (35.9) million euros correspond to the write-down of computer software existing prior to the acquisition which subsequently became redundant after the acquisition of Messer activities. Impairment losses recognized in 2005 concern capitalized information system development costs, recognized following a decision to transform the Industrial Customers activities in certain European countries.

At the year-end, the Group has given no material commitments for the purchase of intangible assets and is not subject to any restrictions over the use of its existing intangible assets.

■ 17. Property, plant and equipment

Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange variation	Assets acquired in a business combination(2)	Other movements(1)	As of December 31
2004							
Land	243.8	5.3	(10.2)	(5.5)	17.9	(0.9)	250.4
Buildings	831.1	14.2	(17.4)	(17.6)	272.2	15.7	1,098.2
Equipment, cylinders, installations	13,033.5	204.6	(253.1)	(392.9)	767.7	772.4	14,132.2
Total property, plant and equipment in service	14,108.4	224.1	(280.7)	(416.0)	1,057.8	787.2	15,480.8
Construction in progress	308.8	634.7		(13.7)	4.2	(445.4)	488.6
Total property, plant and equipment	**14,417.2**	**858.8**	**(280.7)**	**(429.7)**	**1,062.0**	**341.8**	**15,969.4**
2005							
Land	250.4	1.1	(6.7)	8.5		(0.8)	252.5
Buildings	1,098.2	17.7	(15.3)	41.6	2.5	(195.5)	949.2
Equipment, cylinders, installations	14,132.2	218.6	(218.2)	951.2	31.8	912.0	16,027.6
Total property, plant and equipment in service	15,480.8	237.4	(240.2)	1,001.3	34.3	715.7	17,229.3
Construction in progress	488.6	693.6		34.4	20.6	(690.1)	547.1
Total property, plant and equipment	**15,969.4**	**931.0**	**(240.2)**	**1,035.7**	**54.9**	**25.6**	**17,776.4**

Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses(2)	Reversals of impairment losses	Disposals	Foreign exchange variation	Assets acquired in a business combination(2)	Other movements(1)	As of December 31
2004									
Buildings	(490.7)	(36.6)			15.6	11.1		1.4	(499.2)
Equipment, cylinders, installations	(7,377.8)	(790.1)			190.7	216.7		(158.8)	(7,919.3)
Total property, plant and equipment depreciation	**(7,868.5)**	**(826.7)**			**206.3**	**227.8**		**(157.4)**	**(8,418.5)**
Total property, plant and equipment, net	**6,548.7**	**32.1**			**(74.4)**	**(201.9)**	**1,062.0**	**184.4**	**7,550.9**
2005									
Buildings	(499.2)	(36.0)			12.5	(24.2)	(1.7)	(1.7)	(550.3)
Equipment, cylinders, installations	(7,919.3)	(810.3)	(1.3)		177.9	(514.5)	(10.6)	20.5	(9,057.6)
Total property, plant and equipment depreciation	**(8,418.5)**	**(846.3)**	**(1.3)**		**190.4**	**(538.7)**	**(12.3)**	**18.8**	**(9,607.9)**
Total property, plant and equipment, net	**7,550.9**	**84.7**	**(1.3)**		**(49.8)**	**497.0**	**42.6**	**44.4**	**8,168.5**

(1) Other movements mainly concern account reclassifications and changes in consolidation scope, notably in 2004, following the proportional consolidation of SOAEO group-subsidiaries in Singapore and Hong Kong, previously accounted for by the equity method.
(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for which the impact on gross value is 1,047.2 million euros.

The charge for the period corresponds to the increase in depreciation net of the decrease in investment grants.
Purchases of property, plant and equipment and intangible assets in the Statement of cash flows correspond to the increase in property, plant and equipment adjusted for the change in the fixed assets suppliers' balance between January 1st, and December 31.

82-52

Finance leases

Air Liquide enters into lease agreements for the use of certain industrial assets. The substance of a number of these agreements satisfies the definition of a finance lease.

These agreements mainly concern office and industrial buildings, vehicle trailers and other industrial equipment as well as information technology hardware.

The present value of minimum lease payments for leased assets is recorded in the balance sheet under Property, plant and equipment. It breaks down as follows:

(In millions of euros)	2004		2005	
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	31	24	38	33
1 to 5 years	74	71	62	56
More than 5 years	9	9	16	13
Total minimum lease payments	**114**	**104**	**116**	**102**
Less impact of discounting (finance charge)	(10)		(14)	
Present value of minimum lease payments	**104**		**102**	

18. Non-current financial assets

In millions of euros	2004	2005
Available-for-sale financial assets	70.2	78.4
Loans	21.9	30.4
Other long-term receivables	168.1	174.9
Employee benefits - Prepaid expenses		10.4
	260.2	**294.1**

Available-for-sale financial assets mainly consist of unlisted and non-consolidated investments, and in particular shares in Air Liquide Ventures mutual funds and capital contributions to Group companies in the development phase, primarily in Eastern Europe and the Middle East.

19. Investments in associates

Financial information

In millions of euros	Share of profit for the period	Share of equity
Group share as of December 31, 2005		
France	6.3	3.5
Europe (excluding France)	3.0	15.3
Americas	(0.2)	13.2
Asia - Pacific	19.9	103.5
Africa	7.5	30.6
Total	**36.5**	**166.1**

Movements during the year

(In millions of euros)	As of January 1	Share of profit for the period	Dividend distribution	Foreign exchange variation	Other movements	As of December 31
2004	268.1	36.5	(30.5)	2.0	(69.2)	206.9
2005	**206.9**	**36.5**	**(19.3)**	**15.8**	**(73.8)**	**166.1**

Other movements mainly concern changes in the scope of consolidation and, in particular:

- in 2004, the impact of the change in consolidation method for SOAEO Group subsidiaries in Singapore and Hong Kong for 67.0 million euros,
- in 2005, the sale of Séchilienne-Sidec S.A. and the full consolidation of Group subsidiaries located in Hungary, Bulgaria and Paraguay, previously accounted for by the equity method.

Financial indicators of associates (100%)

Balance sheet

In millions of euros	2004	2005
Total assets	798.4	961.8
Equity	453.4	469.5
Net indebtedness	83.4	90.4

2004 comparative information does not include IFRS restatements performed with respect to Sechilienne-Sidec, which was sold in July 2005. If the financial statements of Sechilienne-Sidec had been restated, net indebtedness and total assets of companies equity-accounted, would have increased by 327.3 million euros.

Income Statement

In millions of euros	2004	2005
Revenues	553.2	627.1
Profit for the period	80.8	93.2

Net indebtedness (Group share)

In millions of euros	2004	2005
Net indebtedness	17.4	21.4

■ 20. Deferred tax

Movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets

In millions of euros	2004	2005
As of January 1	350.0	395.4
Charge to profit for the period	27.0	43.2
Charge to equity for the period	25.1	(3.3)
Acquisitions/Disposals	69.8	(0.2)
Foreign exchange variation	(3.8)	6.3
Other [1]	(72.7)	(29.5)
As of December 31	395.4	411.9

Deferred tax liabilities

In millions of euros	2004	2005
As of January 1	779.5	1 115.8
Charge to profit for the period	89.6	88.2
Charge to equity for the period	6.6	(4.0)
Acquisitions/Disposals	360.3	(5.1)
Foreign exchange variation	(43.0)	93.7
Other [1] [2]	(77.2)	(139.2)
As of December 31	**1,115.8**	**1,149.4**

(1) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 102 and amounts to 123.3 million euros in 2005 and 97.6 million euros in 2004.

(2) Other movements in 2005 are the result of account reclassifications between current and deferred tax.

Acquisitions and disposals concern Messer activities in 2004. In 2005, the impact of deferred tax relating to acquisitions and disposals was not material.

As of December 31, 2005, unrecognized deferred tax assets totaled 26.2 million euros.

Deferred tax liabilities are mainly generated by differences between tax and economic depreciation of assets. Deferred tax assets mainly relate to provisions not immediately deductible for tax purposes, and in particular employee benefit provisions.

■ 21. Inventories

In millions of euros	2004	2005
Raw materials and supplies	158.8	170.1
Finished and semi-finished goods	406.0	411.8
Work-in-progress	87.2	71.9
Net Inventories	**652.0**	**653.8**

In millions of euros	2004	2005
Write-down of inventories	(22.6)	(20.6)
Reversals of write-down	17.7	24.3
Total	**(4.9)**	**3.7**

■ 22. Trade receivables

In millions of euros	2004	2005
Trade and other operating receivables	2,357.6	2,519.5
Provisions for doubtful receivables	(91.0)	(89.8)
Trade receivables	**2,266.6**	**2,429.7**

■ 23. Other current assets

In millions of euros	2004	2005
Advances and down-payments made	47.1	57.1
Prepaid expenses	100.9	102.5
Sundry other current assets	234.1	270.0
Other current assets	**382.1**	**429.6**

■ 24. Cash and cash equivalents

In millions of euros	2004	2005
Short-term loans	48.1	69.9
Short-term investments	397.0	173.8
Cash in bank	326.8	354.5
Cash and cash equivalents	**771.9**	**598.2**

■ 25. Equity

a/ Shares

Number of shares outstanding

	2004	2005
Number of shares outstanding as of January 1	99,912,917	109,180,823
Share capital increase	10,132,708	435,927
Options exercised during the period	135,198	271,725
Cancellation of treasury shares	(1,000,000)	(350,000)
Number of shares outstanding as of December 31	**109,180,823**	**109,538,475**

The shares have a par value of 11 euros each and are all issued and fully paid-up.

b/ Nature and purpose of reserves

• **Translation reserves:** Foreign exchange differences arising on the translation into euro of foreign subsidiary financial statements are recorded in translation reserves. Fair value variation on net investment hedges of foreign subsidiaries are also recorded in this reserve.

• **Net income recognized directly in equity:** This reserve records accumulated fair value movements in the effective portion of cash flow hedge derivatives (transactions not yet recognized in the accounts).

c/ Treasury shares

Treasury shares consist of Air Liquide shares held by the Group. As of December 31, 2005, the Group held 567,193 treasury shares (1,376,249 in 2004). This decrease in the number of treasury shares is explained on pages 98 and 99, Statement of changes in equity.

d/ Share-based payments

Share subscription and purchase option plans

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription options plans for senior executives (including executive directors) and key employees.

The purpose of these options plans is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for share options granted before May 4, 2000, seven years for those granted between May 4, 2000, and April 8, 2004, and eight years for those granted since that date. A very limited number of share options have been granted subject to the achievement of certain objectives during a defined period.

Share options granted during the last ten years

	1996	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005
Date of authorization by the EGM	05/22/96	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	05/22/96	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05
Total share options granted	105,000	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000
including to officers and directors	30,000		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000
including to top ten executives receiving the highest number of options	43,000	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800
Number of recipients	28	16	1	122	321	2	481	31 012	448	38	520
Exercise period start date	05/22/96	09/24/02	01/22/03	05/12/04	09/07/04 (2)	08/28/05	06/14/06	10/10/06	04/08/08	11/30/08	03/21/09
Expiration date	05/21/06	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/09/09	04/07/11	11/29/12	03/20/13
Strike price (in euros)	138.73	140.25	140.25	148.00	142.00	155.00	168.00	128.00	139.00	131.00	138.00
Strike price as of 12/31/05 (1)	82.29	91.41		108.69	114.75	125.25	135.75	116.36	126.36	131.00	138.00
Total share options granted adjusted as of 12/31/05 (1)	172,076	92,202	24,799	353,990	858,766	7,032	1,179,924	842,116	549,921	35,385	428,000
Total share options subscribed as of 12/31/05 (1)	77,960	4,506		77,171	162,193		3,095	7,945 (4)			
Total share options cancelled as of 12/31/05 (1)(3)		83,090	24,799	22,777	61,029	2,700	52,003	52,291	15,550	780	5,500
Total share options remaining as of 12/31/05 (1)	94,116	4,606		254,042	635,544	4,332	1,124,826	781,880	534,371	34,605	422,500

(1) Adjusted to take into account share capital increases through bonus share allocations (2004, 2002, 2000, 1998, 1996).
(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, notably seniority. Plan limited to a maximum of 30 share options per beneficiary.
(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve 3-year net earnings per share performance targets.
(4) Early exercise of rights provided for in the share options plans.

In 2005, 271,725 share options were exercised at an average strike price of 106.50 euros.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2005, amounts to 3,890,822 options, i.e. 3.55% of the share capital (average strike price of 124.21 euros), of which 644,441 (average strike price of 126.98 euros) have been granted to general management.

These share options must be exercised within a ten-year maximum term from the day they were granted for those granted by May 4, 2000, within a seven-year maximum term for those granted between May 4, 2000 and April 8, 2004, and within an eight-year term for those granted since that date.

Share options granted between September 24, 1997, and May 12, 1999, can only be exercised after a five-year minimum term. Share options granted since May 12, 1999, can only be exercised after a four-year minimum term from the date they were granted.

As of December 31, 2005, out of the total number of options authorized by the Shareholders' Meeting, 2,822,759 options have not been granted by the Supervisory Board and the Management Board.

Options granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options granted

In 2005, 61,800 options were granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) who received the highest number of options.

Options exercised in 2005 by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Year granted	Number of options subscribed	Average strike price (in euros)
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
Total	**56,693**	**111.04**

Number of share subscription options and weighted average strike price

	2004		2005	
	Options	Weighted average strike price (in euros)	Options	Weighted average strike price (in euros)
Total number of options outstanding as of January 1	3,097,265	130.56	3,775,531	121.41
Options granted during the period	585,306	126.64	428,000	138.00
Options exercised during the period	133,299	82.61	271,725	106.50
Options cancelled during the period	60,845	124.26	44,899	126.40
Total number of options outstanding as of December 31	3,775,531	121.41	3,890,822	124.21
Total number of options eligible for exercise	*1,256,350*	*109.16*	*992,640*	*110.06*

Fair value of share subscription options

The Group grants share purchase and subscription options to certain Group executives and employees. In accordance with IFRS 2, these options are valued at fair value at the grant date using the binomial mathematical valuation model.

Valuations are based on the following main underlying assumptions:

- volatility: implicit,
- risk-free interest rate: five-year swap benchmark rate on the plan issue date,
- dividend growth rate: based on the average annual growth rate observed in the past,
- employee turnover: that of individuals belonging to the same age group as the plan beneficiaries. This turnover rate is used to reflect theoretically the options which will not be exercised due to the resignation of the beneficiaries.

	2004		2005
	Plan 1 04/08/2004	Plan 2 11/30/2004	Plan 3 03/21/2005
Option life	5.5 years	5.5 years	6 years
Fair value of the option	26.9 €	24.1 €	23.1 €

The expense recognized in respect of share subscription option plans only concerns those plans granted after November 7, 2002, which had not vested as of January 1, 2004.

An expense of 5.4 million euros was recognized in the Income Statement in respect of 2005 (2.5 million euros in 2004), offset through equity.

Group savings plan

The Management Board, pursuant to the authorizations granted by the Annual General Shareholders' Meeting of May 12, 2004 and by the Supervisory Board on May 11, 2005, decided on July 22, 2005 to increase the share capital by issuing up to 500,000 new shares reserved for employees of the Group, within the framework of France and foreign Group savings plans set-up for this purpose.

The subscription price was set at 113 euros, consisting of a par value of 11 euros and additional paid-in capital of 102 euros.

This price is equal to 80% of the average opening stock market price of the Air Liquide share during the 20 trade days preceding July 22, 2005 (i.e. a 20% discount), the day on which the Management Board decided the terms of the issue and the opening and closing subscription dates.

435,927 Air Liquide shares were subscribed, representing a total share issue of 49.5 million euros, including additional paid-in capital of 44.7 million euros.

The Group savings plans were expensed in the Income Statement and valued in accordance with IFRS 2, based on the following assumptions:

- subscription period of one month,
- shares blocked for a period of five years from the end of the subscription period in accordance with French law.

The expense recorded takes account of the five-year period during which shares are blocked and cannot be sold.

An expense of 6.8 million euros was recognized in respect of the savings plans and the discount in 2005 in accordance with IFRS 2, plus additional contributions of 2.0 million euros granted by certain Group subsidiaries.

This expense is recorded in "Other non-recurring operating expenses"

■ 26. Provisions and employee benefits

2004 (in millions of euros)	As of January 1	Increase	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
Pensions and other employee benefits (1)	1,077.4	38.3	(93.9)		52.2	(6.9)	212.8	1,279.9
Restructuring plans	23.7	123.9	(13.1)				3.4	137.9
Guarantees	35.2	46.5	(27.2)			(0.6)	3.7	57.6
Dismantling	80.0				1.2	(1.5)	1.6	81.3
Other provisions (2)	292.0	51.9	(82.4)			(2.4)	(16.3)	242.8
Total provisions	**1,508.3**	**260.6**	**(216.6)**		**53.4**	**(11.4)**	**205.2**	**1,799.5**

2005 (in millions of euros)	As of January 1	Increase	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
Pensions and other employee benefits (1)	1,279.9	34.5	(111.0)		51.6	22.8	(9.6)	1,268.2
Restructuring plans	137.9	41.1	(69.7)	(5.5)		0.4	(8.7)	95.5
Guarantees	57.6	34.7	(24.5)	(0.5)		1.3	1.2	69.8
Dismantling	81.3		(0.1)	(0.4)	1.5	3.6	33.3	119.2
Other provisions (2)	242.8	30.2	(40.4)	(16.8)		11.0	24.7	251.5
Total provisions	**1,799.5**	**140.5**	**(245.7)**	**(23.2)**	**53.1**	**39.1**	**40.9**	**1,804.2**

(1) See Note 27, Employee Benefits.
(2) Including provisions for tax and industrial litigation.

Other movements consist of account reclassifications, changes in consolidation scope and the recognition of dismantling provisions, and did not impact the Statement of cash flow.

The integration of Messer activities in Germany, the United Kingdom and the United States at the end of 2004 generated the following movements:

- 209.2 million euros in Pensions and other employee benefits,
- 184.4 million euros in Other provisions, including 107.1 million euros with respect to restructuring provisions.

Investment grants and long-term deferred income as well as employee profit-sharing were reclassified in Other non-current liabilities in the amount of 78.1 million euros.

Significant movements during the year concern movements in restructuring provisions (mainly reversals of provisions recognized in 2004 on the acquisition of Messer activities, charges recognized in 2005 following the decision to change the organizational structure of Industrial Customer activities in certain European countries) as well as the warranty provisions relating to Engineering and Construction activities.

■ 27. Employee benefits

a/ Pension plans

Air Liquide provides its employees with various pension plans, termination indemnities, jubilees, and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- defined contribution plans,
- defined benefit plans.

Air Liquide and some of its French subsidiaries grant retirees and certain active employees' additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS 19- Employee Benefits, characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

The restricted definition given to defined benefit plans forces Air Liquide to state the retirement supplement as a defined benefit plan (DB), despite the existence of certain limits that restrict the Company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations.

The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees. Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to pensioners until the plan disappears, excluding the impact of these limits.

b/ Determination of assumptions and actuarial methods

Benefits are regularly valued by actuaries. These valuations are performed individually for each plan in accordance with IFRS.

The actuarial method used is the projected unit credit method taking into account final salary.

Actuarial gains and losses above 10% of the greater of obligations or assets, at the beginning of the year, are amortized over the Employees Average Remaining Service Lifetime (EARSL).

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions in each country in which the plans are in force.

The discount rates used to determine the obligation are based on Government bonds or High-quality Corporate bonds, when the financial markets are sufficiently liquid, with the same duration as the obligations at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

c/ Obligations and assumptions

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2005:

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,127.0)	(97.9)	(13.2)	(41.8)	(1,279.9)
Acquisition / Transfer	9.6				9.6
(Expense) / Income recognized	(71.4)	(9.7)	(1.5)	(3.5)	(86.1)
Employer contributions	98.3	8.7	1.1	2.9	111.0
Exchange rate movements	(17.1)	(0.2)		(5.5)	(22.8)
Net liabilities at the end of the period	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**
B. Expense recorded in 2005					
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Expected return on plan assets	(36.3)	(0.1)			(36.4)
Amortization of past service costs - benefits vested	0.1		0.1		0.2
Amortization of past service costs - benefits not vested	1.3	(0.4)		(0.1)	0.8
Amortization of actuarial gains/losses	(1.4)		(0.1)	(0.1)	(1.6)
Curtailment	(5.9)	(0.3)			(6.2)
Settlement	0.6	0.2			0.8
Acquisition / (Divestment)					
Expense (income) recognized	**71.4**	**9.7**	**1.5**	**3.5**	**86.1**

82-52

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
C. Change in present value of obligations in 2005 (DB)					
DBO at the beginning of the period	1,766.6	93.2	13.2	39.9	1,912.9
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Employee contributions	2.5				2.5
Plan amendments	6.5		0.1		6.6
Curtailment / Settlement	(5.3)	(0.1)			(5.4)
Acquisition / (Divestment) / Merger	3.1				3.1
Benefit payments	(104.7)	(8.2)	(1.1)	(2.9)	(116.9)
Actuarial (gains) / Losses	158.0	4.5	(0.2)	3.8	166.1
Exchange rate movements	87.0	0.1	0.1	5.5	92.7
DBO at the end of the period	**2,026.7**	**99.8**	**13.6**	**50.0**	**2,190.1**
D. Change in plan assets in 2005					
Fair value of assets at the beginning of the period	650.2	1.7			651.9
Acquisitions / (Divestments)	3.3				3.3
Actual return on plan assets	62.5				62.5
Employer contributions	94.8	8.4	1.1	2.9	107.2
Employee contributions	2.5				2.5
Benefit payments	(93.4)	(8.0)	(1.1)	(2.9)	(105.4)
Settlement					
Exchange rate movements	55.5				55.5
Fair value of assets at the end of the period	**775.4**	**2.1**			**777.5**
E. Funded status at the end of 2005					
Present value of obligations	(2,026.7)	(99.8)	(13.6)	(50.0)	(2,190.1)
Fair value of plan assets	775.4	2.1			777.5
Loss / surplus	(1,251.3)	(97.7)	(13.6)	(50.0)	(1,412.6)
Unrecognized actuarial (gains) losses	138.4	3.8		2.5	144.7
Unrecognized past service cost	5.3	(5.2)		(0.4)	(0.3)
Net liabilities	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**

The above amounts break down as follows by geographical area:

In millions of euros	Commitments DBO	Plan assets	Provision in the balance sheet	Over/(Under) funding
Europe	(1,487)	313	(1,067)	(107)
Americas	(603)	405	(142)	(56)
Asia-Pacific	(100)	59	(59)	18
Total	**(2,190)**	**777**	**(1,268)**	**(145)**


Consolidated financial statements

d/ Main assumptions

The main discount rates used are as follows:

	2005	2004
Euro zone	4% - 4.25%	4.75%
Canada	5.25%	6.00%
Japan	1.70%	1.70%
Switzerland	2.75% - 3.25%	3.00%
United States	5.50%	6.00%

Expected returns on plan assets are as follows:

	2005	2004
Euro zone	4.85%	4.85%
Canada	7.40%	7.40%
Japan	2.80%	2.80%
Switzerland	4.10%	3.90%
United States	8.00%	8.00%

28. Borrowings

This note provides information on the contractual terms and conditions of the Group's borrowings. For further information on financial instruments and foreign exchange and interest rate risk exposure, please see note 31.

The Air Liquide group net indebtedness breaks down as follows:

	2004 Carrying amount			2005 Carrying amount		
	Non-current	Current	Total	Non-current	Current	Total
Bonds	1,891.4	20.6	1,912.0	1,912.7	25.1	1,937.8
Private placements	737.3	13.7	751.0	804.4	6.1	810.5
Commercial paper programs	1,379.0		1,379.0	775.0		775.0
Bank debt	278.9	272.7	551.6	255.0	340.0	595.0
Finance leases (1)	79.2	24.3	103.5	69.8	32.6	102.4
Put options of minority interests	131.0		131.0	161.5	13.9	175.4
Total borrowings (A)	**4,496.8**	**331.3**	**4,828.1**	**3,978.4**	**417.7**	**4,396.1**
Loans maturing in less than one year		48.1	48.1		69.9	69.9
Short-term marketable securities		397.0	397.0		173.8	173.8
Cash in bank		326.8	326.8		354.5	354.5
Total Cash and cash equivalents (B)		**771.9**	**771.9**		**598.2**	**598.2**
Derivative instruments (assets) (2)	(43.7)		(43.7)	(58.1)		(58.1)
Derivative instruments (liabilities) (2)						
Total derivative instruments relating to borrowings (C)	**(43.7)**		**(43.7)**	**(58.1)**		**(58.1)**
Net indebtedness (A) – (B) + (C)	**4,453.1**	**(440.6)**	**4,012.5**	**3,920.3**	**(180.5)**	**3,739.8**

(1) See note 17 on lease contracts.
(2) Fair market value of derivative instruments hedging fixed rate debt.

In accordance with the Group's policy to diversify funding sources, debt is divided into several types of instruments (capital markets and bank debts). Long-term bonds in the form of EMTNs and private placements are the primary funding sources and represent 63% of debt.

In 2005, the main long-term financing transactions concerned the renewal of the Group's credit lines and the securing of several financing arrangements in the Group subsidiaries:

- the syndicated loan initially secured in July 2004 was extended a further three years (from 2009 to 2012) for a total of 1,109 million euros, with a pool of 18 banks. Several bilateral credit lines were also extended. These extensions contributed to an increase in the average maturity of Group debt,
- in Taiwan, the subsidiary AL Far Eastern signed in April a confirmed seven-year credit line of 1.5 billion NTD (equivalent to 39 million euros), to finance its investments,
- in China, an 11-year, 107 million U.S. dollar financing project was signed in December to finance investments of the joint venture SCIPIG,

• in Russia, the subsidiary Air Liquide Severstal signed a 10-year 72 million euros project financing in December to finance an air separation unit.

As indicated in note 19 to the consolidated financial statements, Air Liquide's share in the debt of equity associates as of December 31, 2005, for the normal course of business, is 21.4 million euros, compared to 17.4 million euros at December 31, 2004, excluding IFRS impact related to Séchilienne-Sidec. Furthermore, non-recourse factoring of receivables represents 84.3 million euros, compared to 74.5 million euros at December 31, 2004. These elements do not represent risks or financial commitments for the Group.

The carrying amount of borrowings in the balance sheet are detailed in the following manner: the issue amount adjusted by the amortized cost and fair value adjustments.

		2004	2005			
In millions of euros	Currency	Carrying amount	Issuance amount (a)	Amortized cost adjustments (b)	Fair value adjustments (c)	Carrying amount (a)+(b)+(c)
Bonds 2006 to 2010	EUR	39.0	44.8	1.0		45.8
EMTN	EUR	1,873.0	1,800.0	38.6	53.4	1,892.0
Total bonds		1,912.0	**1,844.8**	**39.6**	**53.4**	**1,937.8**
Private placements	EUR	314.0	300.0	4.5	4.6	309.1
Private placements	USD	437.0	501.4			501.4
Total private placements		751.0	**801.4**	**4.5**	**4.6**	**810.5**
Commercial paper programs	EUR and USD	1,379.0	775.0			775.0
Bank debt		551.6	595.0			595.0
Finance leases [1]		103.5	102.4			102.4
Put options of minority interests		131.0	175.4			175.4
Long-term borrowings		**4,828.1**	**4,294.0**	**44.1**	**58.0**	**4,396.1**

(1) See note 17 on lease contracts.
(b) Amortized cost including accrued interest.
(c) Fixed rate debt fair market value.

Maturity of borrowings

2005	Carrying amount	Nominal amount	Maturity										
			On demand	≤ 1 year	1 to 5 years					> 5 years			
In millions of euros					2007	2008	2009	2010	2011	2012	2013	2014	> 2014
Bonds	1,937.8	1,844.8		25.1	200.0	19.7		500.0	300.0		300.0	500.0	
Private placements	810.5	801.4		6.1	150.2	56.1	289.5		84.8	214.7			
Commercial paper programs [1]	775.0	775.0								775.0			
Bank debt	595.0	595.0		340.0	69.1	15.0	135.4	14.1	7.0	3.1	0.8	10.5	
Finance leases [2]	102.4	102.4		32.6	28.5	17.1	4.2	3.2	3.6	1.3	1.2	1.0	9.7
Put options of minority interests	175.4	175.4	134.9	13.9		13.2	13.4						
Total borrowings	**4,396.1**	**4,294.0**	**134.9**	**417.7**	**447.8**	**121.1**	**442.5**	**517.3**	**395.4**	**994.1**	**302.0**	**511.5**	**9.7**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(2) See note 17 on lease contracts.

2004 In millions of euros	Carrying amount	Nominal amount	Maturity On demand	< 1 year	1 to 5 years 2006	2007	2008	2009	2010	> 5 years 2011	2012	2013	> 2013
Bonds	1,912.0	1,839.0		20.6		200.0	18.4		500.0	300.0		300.0	500.0
Private placements	751.0	747.1		13.7	5.2	130.1	55.2	266.1		73.4	203.4		
Commercial paper programs [1]	1,379.0	1,379.0				375.0		1,004.0					
Bank debt	551.6	551.6		272.7	63.4	25.0	37.0	132.3	8.3	5.5	1.9		5.5
Finance leases [2]	103.5	103.5		24.3	28.6	26.5	13.3	2.1	1.9	1.1	1.0	1.0	3.7
Put options of minority interests	131.0	131.0	131.0										
Total borrowings	**4,828.1**	**4,751.2**	**131.0**	**331.3**	**97.2**	**756.6**	**123.9**	**1,404.5**	**510.2**	**380.0**	**206.3**	**301.0**	**509.2**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(2) See note 17 on lease contracts.

It is Group policy to spread over time the maturity of long-term debt (bonds and private placements) in order to avoid concentration of annual refinancing needs. In the table above, the maturity date of commercial paper outstandings corresponds to that of the confirmed credit lines backing up the commercial paper program. At the 2005 year-end, the 2012 maturity corresponds to the term of the syndicated loan extended in July 2005. It is Group policy to renew confirmed long-term credit lines at least one year before maturity.

Net indebtedness by currency

The Group provides a natural hedge and reduces its exposure to currency fluctuations by raising debt in the currency of the cash flows that are generated to repay the debt. In countries outside the euro, U.S. dollar and Japanese yen zones, financing is raised in either local or foreign currency (EUR or USD) when sales contracts are indexed in foreign currency.

As part of intra-group multi-currency financing, the Central Treasury Department converts the debt raised in financial markets into various currencies to refinance subsidiaries in their functional currencies. The breakdown of this hedging portfolio is shown in the table below.

2005 In millions of euros	Gross debt - original issue	Cash and cash equivalents	Currency swaps	IAS 32/39 impact	Net indebtedness adjusted	Non-current assets
EUR	3,358.5	(330.2)	(346.7)	(58.1)	2,623.5	6,349.2
USD	515.0	(64.9)	334.2		784.3	2,534.8
JPY	212.4	(18.5)			193.9	644.0
CAD [1]		(14.6)	80.5		65.9	436.5
Other currencies	310.2	(170.0)	(68.0)		72.2	2,108.2
Total	**4,396.1**	**(598.2)**	**0.0**	**(58.1)**	**3,739.8**	**12,072.7**

(1) Canadian Dollar.

A portion of the euro debt raised (346.7 million euros) was converted to other currencies to refinance foreign subsidiaries. For example, of the Group's U.S. dollar gross debt of 849.2 million (784.3 million of net debt plus 64.9 million of cash), 515.0 million euros were raised directly in U.S. dollars and 334.2 million were raised in euros and converted to U.S. dollars using currency swap contracts.

2004 (in millions of euros)	Gross debt - original issue	Cash and cash equivalents	Currency swaps	IAS 32/39 impact	Net indebtedness - adjusted	Non-current assets
EUR	3,924.8	(530.5)	(409.2)	(43.7)	2,941.4	6,319.3
USD	522.0	(63.9)	300.4		758.5	2,244.2
JPY	176.1	(12.5)	58.0		221.6	656.3
CAD [1]	8.0	(9.2)	95.6		94.4	368.2
Other currencies	197.2	(155.8)	(44.8)		(3.4)	1,693.2
Total	**4,828.1**	**(771.9)**	**0.0**	**(43.7)**	**4,012.5**	**11,281.2**

(1) Canadian Dollar.

Fixed-rate portion of total debt

As % of total debt		2004	2005
EUR debt	Portion of fixed-rate debt	55%	48%
	Additional optional hedges [1]	33%	31%
USD debt	Portion of fixed-rate debt	88%	88%
	Additional optional hedges [1]	4%	6%
JPY debt	Portion of fixed-rate debt	60%	70%
	Additional optional hedges [1]	0%	0%
Total debt	Portion of fixed-rate debt	61%	57%
	Additional optional hedges [1]	23%	22%

(1) Optional hedges consist of caps, which enable a maximum interest rate to be set in advance, while profiting from short-term interest rates.

As of December 31, 2005, fixed-rate debt represents 57% of the gross debt adjusted for outstanding short-term investments. Taking into account optional hedges, the portion of debt hedged (fixed rate + optional hedges) is 79%.

Cost of debt

In millions of euros	2004 Average outstanding debt	2004 Gross interest [1]	2004 Cost of debt	2005 Average outstanding debt	2005 Gross interest [1]	2005 Cost of debt
EUR	2,696.3	102.2	3.8 %	3,426.8	120.8	3.5 %
USD	886.6	38.4	4.3 %	796.0	37.4	4.7 %
JPY	226.3	3.1	1.4 %	252.2	3.8	1.5 %
Other currencies	242.4	13.0	5.4 %	348.7	16.7	4.8 %
Other charges [2]		4.5			6.3	
Total	**4,051.6**	**161.2**	**4.0 %**	**4,823.7**	**185.0**	**3.8 %**

(1) Interest expenses on gross debt before financial income.
(2) Other charges excluded from cost of debt by currency.

The increase in average outstanding gross debt and interest expenses is mainly due to the inclusion of Messer activities for a full year in

2005 (compared with only eight months in 2004) and a higher level of excess cash outstandings than in 2004. These excess cash outstandings have been reduced at year end.

The average cost of debt fell slightly in 2005 versus 2004, in a context of stable euro interest rates (main debt currency of the Group). U.S. dollar debt benefited from interest-rate hedges contracted in 2004.

The US private placements issued by American Air Liquide Inc. (501 millions USD at december 31 2005) and a bank loan contracted by Japan Air Gases (20 billion Yens at December 31, 2005) include financial covenants, that are met at December 31, 2005.

Put options of minority interests

In millions of euros	2004	2005
Put options of minority interests	131.0	175.4

The increase in the value of put options of the minority interests is mainly due to the valuation of existing options in South African and Egyptian subsidiaries.

■ 29. Other liabilities (Non-current / Current)

Other non-current liabilities

In millions of euros	2004	2005
Investment grants	65.4	63.8
Advances and deposits received from customers	113.8	95.9
Other non-current liabilities	(9.1)	7.6
Total other non-current liabilities	**170.1**	**167.3**

Other current liabilities

In millions of euros	2004	2005
Advances received	95.7	57.9
Advances and deposits received from customers	116.5	91.1
Other payables	309.5	368.0
Accruals and deferred income	525.7	494.1
Total other current liabilities	**1,047.4**	**1,011.1**

■ 30. Trade payables

In millions of euros	2004	2005
Operating suppliers	1 020.2	1 225.8
Fixed assets suppliers	57.3	54.9
Total trade payables	**1,077.5**	**1,280.7**

■ 31. Financial instruments

Carrying amount and fair value of financial assets and liabilities

The only financial assets or liabilities whose carrying amount is different from their fair value are fixed-rate borrowings that are not hedged. This difference is not material (less than 1%).

In millions of euros	2004		2005	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Non-current financial assets	260.2	260.2	294.1	294.1
Trade receivables	2,266.6	2,266.6	2,429.7	2,429.7
Fair value of derivatives (assets)	83.6	83.6	66.1	66.1
Cash and cash equivalents	771.9	771.9	598.2	598.2
Total	**3,382.3**	**3,382.3**	**3,388.1**	**3,388.1**
Financial liabilities				
Non-current borrowings	4,496.8	4,539.6	3,978.4	4,012.3
Other non-current liabilities	170.1	170.1	167.3	167.3
Trade and other payables	1,077.5	1,077.5	1,280.7	1,280.7
Current borrowings	331.3	331.3	417.7	417.7
Fair value of derivatives (liabilities)	82.5	82.5	78.9	78.9
Total	**6,158.2**	**6,201.0**	**5,923.0**	**5,956.9**

Group financial instruments are measured at fair value to the extent that available financial market data enables a relevant estimate of market value assuming the absence of any intention or need to liquidate.

The main valuation methods adopted are as follows:

• non-consolidated investments not listed on a stock market and for which no market reference exists are recognized at historical cost. Impairment losses are recognized in the Income Statement if there is evidence of a permanent loss in value,

• as cash investments maturing in less than three months are exposed to only negligible risk of a change in value they are recognized at historical cost (including accrued interest) which is considered to approximate fair value,

• borrowings are recognized at amortized cost using the effective interest method. Financial liabilities hedged by interest rate swaps are recognized on a hedge accounting basis,

• the fair value of trade receivables and payables of industrial and commercial activities is equivalent to their carrying amount, given the extremely short settlement periods.

Group policy forbids speculative trading of financial derivatives. Most derivatives used benefit from hedge accounting. Financial derivatives that do not benefit from hedge accounting do not represent material amounts and are not speculative.

Financial policy and risk management

a/ Financial risk management

Risk management is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee comprises members of the Management Board, the Finance Director and representatives from the Finance Department.

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports on a regular basis. The Finance Department also analyzes country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

Foreign exchange risk

Financial instruments are only used to hedge transaction-based foreign exchange risk. This risk concerns certain patent royalty, technical support and dividend flows as well as foreign currency commercial flows of operating units, representing approximately 4% of consolidated revenues on a yearly basis.

Foreign exchange risk on patent royalty, technical support and dividend flows is hedged annually by the Central Treasury Department using currency forwards with a maximum term of 18 months.

Foreign currency commercial flows of operating units are hedged by the subsidiaries as part of the annual budget process. Approximately 20 subsidiaries are exposed to foreign exchange risk. These subsidiaries mainly contract currency forwards. The majority of these contracts have short maturities (3 to 6 months). On an exceptional basis, and when the hedge concerns a specific project, the contract can have a term of up to ten years. When preparing their budget at the year end, the subsidiaries report their foreign exchange risk exposure for the following year to the Central Treasury Department. This Department monitors the adequacy of the hedges contracted compared with identified risks and receives a comprehensive list of all hedges in force each quarter.

A breakdown of the hedging portfolio by currency and instrument is presented on page 135.

Interest-rate risk

General principle

Air Liquide interest rate risk management on its main currencies - euro, U.S. dollar, and Canadian dollar is centralized. These currencies represent approximately 93% of total gross debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with local financial market regulations. The Finance Committee determines the fixed rate/floating rate ratio for each currency and approves the hedging instruments used.

Group policy is to maintain at least 50% of total debt at fixed-rates and to protect the residual balance (floating-rate debt) using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses, while benefiting, for a portion of the debt, from short-term interest rates which are generally lower than long-term interest rates.

At the end of 2005, 57% of total debt was at fixed rates and 22% of the residual balance was subject to interest rate caps. The fixed-rate/floating-rate breakdown of the debt is reviewed regularly by the Finance Committee, taking into account changes in interest rates and the level of Group debt.

Sensitivity to interest rate fluctuations

Group net indebtedness exposed to interest rate fluctuations amounted to 1,720 million euros as of December 31, 2005 (43% of gross debt adjusted for short-term securities), compared with 1,650 million euros at year-end 2004 (39% of debt).

The slight increase in the portion of debt exposed to interest-rate fluctuations is mainly due to the expiry, at the end of 2005, of short-term interest rate hedges contracted in the context of Messer acquisition financing in 2004.

An increase or decrease in interest rates of 100 basis points (+ or -1%) on all yield curves would have an impact of approximately + or - 17 million euros on the Group's annual financial charges before tax, assuming outstanding debt remains constant.

Also, the Group contracted optional interest rate hedges (caps), triggered when interest rates increase significantly (above 4.1% for EUR and 3.80% for USD). When those hedges are triggered, assuming constant outstanding debt, consolidated net indebtedness exposed to interest rate fluctuations would drop to 828 million euros. Sensitivity of financial charges would then be reduced to 8.3 million euros.

All hedging instruments used to manage interest rate or foreign exchange risk relate to identified risks.

Counterparty risk

Potential counterparty risks for Air Liquide concern customers and bank counterparties.

The Group has more than one million customers in a broad range of industries, dispersed over an wide geographic area, thus precluding any concentration of customer credit risk. As an illustration, sales to Air Liquide's top ten customers represent less than 15% of total revenues.

To better assess its exposure, the Group has adopted procedures to regularly monitor the financial situation of its major customers.

Moreover, customer risk assessment is an important component of the investment decision process.

Bank counterparty risk relates to the outstanding amounts of derivatives and to outstanding lines of credit contracted with each bank. Based on its financial policy, the Group requires a long-term Standard & Poor's "A" rating or a Moody's "A2" rating from its counterparties. The Group's lines of credit are also spread among several banks to avoid risk of concentration. The Finance Committee regularly checks and approves the list of financial instruments and banks.

Liquidity risk

As of December 31, 2005, amounts available on confirmed credit lines totaled 2,014 million euros (2,255 million euros at the end of 2004). These back-up lines are confirmed by banks and do not contain any default clauses linked to financial ratios or ratings or a Material Adverse Change (MAC) clause. French and U.S. commercial paper outstandings as of December 31, 2005 totaled 775 million euros (1,379 million euros at the end of 2004). Group policy requires that commercial paper programs must be backed by confirmed long-term credit lines. This requirement was met throughout 2005, when confirmed credit lines exceeded commercial paper outstandings at all times.

Commodity risk (Energy contracts)

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price.

IAS 39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS 39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process. As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, in a global context of highly volatile electricity and natural gas market prices, created by market deregulation, Air Liquide continues to index long-term customer contracts to hedge these risks. For natural gas and electricity prices, the recent opening of some markets had led the Group, depending on the circumstances, to replace the price indices used during the regulated period by indices relevant to each local market. At the same time, in order to enable Group customers to benefit from the best terms and conditions, transparency and security, Air Liquide has developed an electricity and gas supply policy which combines the most advantageous conditions and reliable and efficient sources.

There nonetheless remain certain isolated contracts, notably in the cogeneration business line, where price indexation alone cannot guarantee a total and effective hedge of energy price fluctuation risks. These risks are, therefore, hedged by Air Liquide using commodity swaps.

The fair value recognition of these derivative instruments has no material impact on Group equity or profits as of December 31, 2005.

b/ Information on derivative instruments

Maturity of derivative instruments

2005 In millions of euros	Currency	Fair value	Notional amount	< 1 year	Maturity 1 to 5 years	> 5 years
2005						
Foreign exchange risk						
Currency forwards		(22.7)	506.9	470.6	19.6	16.7
Currency options		(0.1)	5.8	5.8		
Currency swaps		(3.7)	617.4	617.4		
Interest rate risk						
Interest rate swaps	EUR	21.3	2,412.3	150.0	1,232.3	1,030.0
	USD		341.2		152.6	188.6
	Other	(1.0)	235.2	51.0	128.3	55.9
Interest rate options (caps / floors)	EUR	(6.1)	850.0	75.0	775.0	
	USD	0.4	84.8		84.8	
	Other					
Commodity risk (Energy)						
Commodity swaps	EUR	0.1	23.5	23.5		

Most derivative instruments contracted to hedge foreign exchange risk have maturities of less than one year, which reflects the short-term nature of the transaction-based foreign exchange risk and of the foreign currency swaps contracted to refinance the Group's subsidiaries.

Derivative instruments contracted to hedge interest rate risk have maturities of up to 10 years, in line with the Group's policy to limit interest expense fluctuations.

2004 In millions of euros	Currency	Fair value	Notional amount	< 1 year	Maturity 1 to 5 years	> 5 years
Foreign exchange risk						
Currency forwards		5.7	416.4	359.4	46.0	11.0
Currency options		(2.3)	24.3	16.1	8.2	
Currency swaps		11.5	500.2	500.2		
Interest rate risk						
Interest rate swaps	EUR	(5.4)	3,000.0	550.0	1,100.0	1,350.0
	USD	(4.0)	433.1	154.2	132.1	146.8
	Other	(3.2)	185.5	10.7	146.2	28.6
Interest rate options (caps / floors)	EUR	(8.0)	950.0	100.0	550.0	300.0
	USD	(0.1)	37.0		37.0	
	Autres					
Commodity risk (Energy)						
Commodity swaps	EUR		2.7	2.7		
	CAD	(0.8)	2.3	2.3		
	USD	(0.3)	3.7	3.7		
	Other		0.3		0.3	

Impact of the fair value recognition of derivative instruments on the balance sheet

2005 (In millions of euros)	IFRS classification	Assets: Deferred tax	Assets: Trade receivables	Assets: Fair value of derivatives	Total	Liabilities and Equity: Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings (non current)	Trade and other payables	Current borrowings	Fair value of derivatives	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH (1)	8.7		3.8	12.5	(11.8)	(2.4)	1.3				25.4	12.5
Currency forwards hedging transactions recorded in the accounts	FVH (2)	0.1	5.3	1.0	6.4		(0.2)			0.1	0.6	5.9	6.4
Interest rate risk													
Interest rate swaps	FVH (2)	20.0		58.1	78.1			20.1	58.0				78.1
Swaps and options	CFH (1)	16.4		3.2	19.6	(26.8)	(2.5)	0.9				48.0	19.6
Other derivatives	(3)			0.3	0.3		0.2	0.1					0.3
Total		**45.2**	**5.3**	**66.4**	**116.9**	**(38.6)**	**(4.9)**	**22.4**	**58.0**	**0.1**	**0.6**	**79.3**	**116.9**

(1) CFH: Cash Flow Hedge.
(2) FVH: Fair Value Hedge.
(3) Derivatives not benefiting from hedge accounting.

Interest rate repricing schedule for fixed-rate debt and interest rate risk hedging instruments

2005 (In millions of euros)	Currency of issue	Initial amount	Notional amount outstanding	Interest rate reset dates: < 1 year	1 to 5 years	> 5 years
ginal issue - left at fixed rate	EUR	630.1	630.1	47.0	375.3	207.8
erest rate swaps	EUR		690.4	5.2	555.2	130.0
aps	EUR		850.0	75.0	775.0	
Original issue - left at fixed rate	USD	426.7	426.7	11.8	330.1	84.8
Interest rate swaps	USD		237.4		152.6	84.8
Caps	USD		84.8		84.8	
Original issue - left at fixed rate	JPY	37.4	37.4	9.9	27.5	
Interest rate swaps	JPY		111.6		82.8	28.8
Caps	JPY					
Original issue - left at fixed rate	CAD					
Interest rate swaps	CAD		51.0	32.8	18.2	
Caps	CAD					

82-522

■ 32. Transactions with related parties

Due to the activities and organizational structure of the Group, only transactions with associates and proportionally consolidated companies are considered to be related party transactions. Transactions performed between these companies and Group subsidiaries are not material.

As of December 31, 2005, there was no provision for doubtful related party receivables.

Contribution to the consolidated balance sheet of proportionately consolidated companies

In millions of euros	2004	2005
Non-current assets	526	602
Current assets	131	138
	657	740
Equity	358	423
Non-current liabilities	101	117
Current liabilities	198	200
	657	740
Revenues	435	439
Operating expenses	(352)	(359)
Net finance costs	2	5
Profit before tax	85	85
Income taxes	(17)	(17)
Profit for the period	**68**	**68**

Information on associates is presented in note 19.

■ 33. Remuneration allocated to members of the Supervisory and Management Boards

Gross remuneration and benefits paid to members of the Management Board of L'Air Liquide S.A. for all companies in the Group, including fringe benefits, amount to:

In thousands of euros	Amounts with respect to fiscal year 2004		Amounts with respect to fiscal year 2005	
	Due	Paid	Due	Paid
Benoît Potier				
• fixed portion	860	901	970	970
• variable portion	1,238	826	1,269	1,238
• benefits in-kind	3	3	3	3
Total	**2,101**	**1,730**	**2,242**	**2,211**
Jean-Claude Buono				
• fixed portion	465	465	490	490
• variable portion	522	383	559	522
• benefits in-kind	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**
Klaus Schmieder (1)				
• fixed portion	294	294	470	470
• variable portion	330		531	330
• benefits in-kind	6	6	18	18
Total	**630**	**300**	**1,019**	**818**

(1) For 2004, time apportioned basis since the date of the taking up of the duties.

In addition, the Company paid additional death, disability and pension plan contributions of 123.7 thousand euros in favor of Benoît Potier.

The whole variable portion of remuneration due for any given fiscal year is paid the following year after the approval of the financial statements.

Share options granted to L'Air Liquide S.A. Management Board and former Chairman and Chief Executive Officer

Total adjusted share options granted to officers and directors, and not exercised as of December 31, 2005, amount to:

	Total share options granted	Average strike price (in euros)	Granted in 2005	Granted over the last five fiscal years
Benoît Potier	198,489	126.35	40,000	145,915
Jean-Claude Buono	102,090	123.12	15,000	64,674
Klaus Schmieder	30,000	134.50	15,000	30,000

Share options granted to corporate officers have the same characteristics as those granted to all option beneficiaries in the Group (see page 123).

Total share options previously granted to Alain Joly, Chairman of the Supervisory Board, and not exercised as of December 31, 2005, total 117,639 options, with an average strike price of 107 euros. These share options were granted to him prior to 2001, in respect of his duties as Chairman and Chief Executive Officer or as Chief Executive Officer of the Company.

Supervisory Board and Officers' remuneration

Emoluments granted to members of the Supervisory Board and officers of L'Air Liquide S.A., as compensation for their responsibilities in the Group, are as follows:

In millions of euros	2004	2005
Emoluments to members of the Supervisory Board	0.7	0.6
Emoluments to officers	8.4	9.6
Total	**9.1**	**10.2**

Officers include members of both the Management Board and the Executive Committee.

The remuneration policy of senior management takes into account current market practices. It includes a substantial variable portion based on targets of Group earnings growth and individual performance.

34. Commitments

In millions of euros	2004	2005
Commitments linked to:		
Firm purchase orders for fixed assets	165.6	337.2
Lease commitments which cannot be terminated	413.0	367.0
Energy purchases	158.4	204.1
IT systems outsourcing in the United States	11.8	13.5
Guarantees and other	230.9	232.8
Total	**979.7**	**1,154.6**

Movements during the year concern:

- firm orders for the acquisition of property, plant and equipment following investment decisions, notably in Eastern Europe.
- the signature of new energy supply contacts in Europe.

Commitments are given in the normal course of the Group's business.

Operating leases

Assets used in industrial activities are leased under operating lease when the acquisition of such assets does not present any economic benefit. The main assets concerned are utility vehicles and transport equipment.

The Group has no contingent rental commitments, or sub-lease contracts.

Future minimum lease payments payable as of December 31, 2005, under operating lease contracts which cannot be terminated are as follows:

In millions of euros	2004	2005
Due within one year	91	93
Due in one to five years	216	194
Due after five years	106	80
Total	**413**	**367**

35. Contingent liabilities

To the best of the Group's knowledge, there are no exceptional events, litigation or environmental-related issues likely to impact or having impacted in the recent past its assets, financial position or earnings.

36. Greenhouse emission rights

The quotas allocated to Air Liquide (around 1.2 million tons per year in Group share) generally cover most planned emissions. No asset or liability was recognized as of December 31, 2005. The income received from the sale of rights in 2005 was immaterial.

■ 37. Impacts of the first-time adoption of IAS 32 and IAS 39 as of January 1, 2005

IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement have been applied as of January 1, 2005, without the restatement of the 2004 financial statements. The impact of the first-time adoption of these standards breaks down as follows:

In millions of euros	Balance sheet as of December 31, 2004	IAS 32/39 impact	Balance sheet as of January 1, 2005
Goodwill	2,331.6	99.6	2,431.2
Other intangible assets	420.2		420.2
Property. plant and equipment	7,550.9		7,550.9
Non-current financial assets	266.3	(6.1)	260.2
Investments in associates	206.9		206.9
Deferred tax assets	368.2	27.2	395.4
Assets held for sale			
Total non-current assets	**11,144.1**	**120.7**	**11,264.8**
Inventories	652.0		652.0
Trade receivables	2,266.8	(0.2)	2,266.6
Other current assets	377.8	4.3	382.1
Current tax assets			
Current financial assets	456.7	72.0	528.7
Cash in bank	326.8		326.8
Total current assets	4,080.1	76.1	4,156.2
Total assets	**15,224.2**	**196.8**	**15,421.0**
Share capital	1,201.1		1,201.1
Additional paid-in capital	76.8		76.8
Consolidated reserves	3,055.7	(35.3)	3,020.4
Treasury shares	(162.1)		(162.1)
Net profit for the period - Group share	780.1		780.1
Capital and reserves - Group share	**4,951.6**	**(35.3)**	**4,916.3**
Minority interests	348.2	(32.0)	316.2
Total equity	**5,299.8**	**(67.3)**	**5,232.5**
Provisions and pensions	1,695.3		1,695.3
Deferred tax liabilities	1,108.5	7.3	1,115.8
Non-current borrowings	4,322.0	174.8	4,496.8
Other non-current liabilities	170.1		170.1
Total non-current liabilities	**7,295.9**	**182.1**	**7,478.0**
Provisions and pensions	104.2		104.2
Trade and other payables	1,077.5		1,077.5
Other current liabilities	1,080.5	(33.2)	1,047.3
Income tax payable	67.7		67.7
Current borrowings	298.6	32.7	331.3
Other current financial liabilities		82.5	82.5
Total current liabilities	2,628.5	82.0	2,710.5
Total liabilities and equity	**15,224.2**	**196.8**	**15,421.0**

a/ Foreign currency transactions

Derivative instruments designated to hedge foreign exchange risk in foreign currency transactions were recognized at fair value in accordance with IAS 32/39. The management of foreign exchange risk in foreign currency transactions primarily consists in underwriting firm, mainly euro/US dollar, forward purchase/sales contracts. In accordance with IAS 32/39, hedged foreign currency denominated receivables and payables were systematically remeasured at the year-end exchange rate and not the hedging rate.

As fair value hedges for foreign currency transactions are fully effective (the hedging ineffectiveness generated by the impact of premiums/ discounts is immaterial, thus no significant impact on opening equity), the changes in fair value of foreign currency receivables and payables remeasured on the balance sheet at the year-end exchange rate were offset by the impact in profit or loss of the changes in fair value of financial instruments designated for the foreign exchange hedging of the receivables and payables.

For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognized directly in transferable equity, while the change in the fair value of the hedged transaction is not yet recognized in the balance sheet. The impact on transferable equity as of January 1, 2005, after taking into account deferred taxes, was 5.2 million euros.

The change in fair value of the ineffective portion of financial instruments (premium/ discount impacts) is recognized in consolidated reserves. After taking into account deferred taxes, the negative impact was (0.6) million euros.

b/ Interest rate risk hedging

Considering the Group's interest risk hedging policy, the proportion of borrowings exposed to interest rate fluctuations amounted to 1,650 million euros, or around 40% of net indebtedness.

This policy is ensured by the use of swaps or options.

The fair value measurement of fixed-rate lender and floating-rate borrower swaps used to hedge fixed-rate loans resulted in the recognition of a current financial asset of 43.8 million euros. The fixed-rate borrowing is revalued in the same amount.

In addition, the fair value recognition of forward hedges, swaps and options eligible for future cash flow hedge accounting generated a negative impact on the Group's transferable equity of (38.2) million euros, after taking into account deferred taxes.

The ineffective portion of the hedges (premiums/ discounts and instruments not eligible for hedge accounting) generated a negative impact of (1.7) million euros on consolidated reserves after taking into account deferred taxes.

c/ Energy risk hedging

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price. IAS 39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS 39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process.

As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, to hedge against energy price fluctuations, Air Liquide makes forward purchases or sets up hedging swaps relating to natural gas purchases and electricity sales for its cogeneration plants. The fair value recognition of these derivative instruments has no material impact on equity as of January 1, 2005. The negative impact amounted to (0.7) million euros after taking into account deferred taxes.

d/ Put options of minority interests

When acquiring companies, Air Liquide negotiates put options for the securities of minority shareholders.

In accordance with IAS 32, a liability measured at the present value of option's strike price should be recognized.

Pending a position from the IFRIC, Air Liquide has elected to recognize the difference between the carrying amount of minority interests and the strike price of the option in goodwill.

As of January 2005, the impact of the recognition of minority shareholders' put options increased the liability by 131 million euros and reduced minority interests by 31.4 million euros. The difference led to the recognition of additional goodwill for 99.6 million euros.

■ 38. Post-balance sheet events

There are no material items to disclose.

Main consolidated companies and currency rates

L'Air Liquide S.A. assumes a part of the Group's operating activities in France. It also owns directly or indirectly financial investments in its subsidiaries. L'Air Liquide S.A. mainly receives, from its subsidiaries, dividends and royalties.

L'Air Liquide S.A. assumes treasury centralization for some French subsidiaries.

1. Main changes occured in 2005

The impact of the main changes in consolidation scope in 2005 (compared to 2004) accounts for 163 million euros in the 2005 sales, corresponding to 1.8%, and include:

Messer activities acquired on May 7, 2004:	
• Air Liquide Deutschland GmbH and its subsidiaries (Germany)	249.0
• ALIG Acquisition LLC (United-States)	
• Air Liquide UK Limited (United-Kingdom)	
Deconsolidation of Electronics liquid chemicals in the United-States since April 2005	(85.0)
	163.0

Other main change in scope impacts are explained below:

[illegible]	Impact on 2005 sales (compared with 2004)
A) Acquisitions and disposals	
Change in scope impacts in 2005	
Disposals:	
• [illegible]necare division sold by AL Healthcare America Corporation (United-States)	(12.2)
• Alpha division sold by Japan Air Gases (Japan)	(11.9)
• Sidergal sold by Air Liquide International	(5.4)
Other acquisitions:	
• Farmec Srl and Farmec Nuova Srl acquired by Laboratoires Anios (France)	6.9
• Tecno Gas Srl and ITO Service acquired by AL Italia (Italy)	3.2
• Rubel Atem- und Sauerstoffgeräte GmbH acquired by VitalAire GmbH (Germany)	1.6
• Braun Meditec acquired by VitalAire GmbH (Germany)	1.1
Change in scope impacts in 2004	
Metrology business Livingston:	
• Trescal France (France) and its subsidiaries (TIS-Livingston S.A., Somelec S.A.)	10.6
• Trescal B.V. (The Netherlands)	
• Trescal Spain (Spain)	
• Trescal GmbH (Germany)	

In millions of euros	Impact on 2005 sales (compared with 2004)
B) Change in consolidation method	
Americas	
• La Oxigena Paraguaya S.A. in Paraguay (change from the equity method to full consolidation method)	2.7
Europe	
• EnergieVersorgungsCenter (EVC) 1 & 2 Dresden-Wildschdorf in Germany (consolidation by the proportional method since 2005)	23.4
• Air Liquide Ipari Gaztermelo Kft in Hungary (change from the equity method to full consolidation method)	9.8
• AL Bulgaria EOOD in Bulgaria (change from the equity method to full consolidation method)	7.8
• Seppic UK (change from the equity method to full consolidation method in the Chemoxal group)	5.3
• Commercy Belgique (Belgium) and CK Lastechniek B.V. (The Netherlands) previously consolidated by the equity method and now fully consolidated in AL Welding	3.9
• Fleron Gaz Médicaux Services in Belgium (change from the equity method to full consolidation method in AL Belge S.A.)	1.8
C) Mergers and disposals without change in scope impact	
France	
• Logsyal and Prologia sold by AL Services	
Europe	
• Merger of Air Liquide Sanita S.p.A. in Air Liquide Italia S.p.A.	
• Sale of the 39.5% interest in Séchilienne-Sidec	
D) Companies created and fully consolidated in the scope	
Asia-Pacific	
• Air Liquide Qingdao Co. Ltd. (China)	
• Air Liquide Qingdao 2nd Co. Ltd. (China)	
• Air Liquide Rizhao Co. Ltd. (China)	
• Air Liquide Zhejiang Co. Ltd. (China)	
• Air Liquide Zhangjiagang Co. Ltd. (China)	
E) Main changes in the Group's interests	
Asia-Pacific	
• Following the acquisition of minority interests, the Group's interest in SOAEO is 100% (compared with 87.02% at year-end 2004). Consequently, the Group owns 50% of the HKOAC group (Hong Kong), 50% of SOXAL (Singapore), 100% of AL Thailand Ltd., 100% of AL Philippines Inc. and 100% of P.T. Air Liquide Indonesia at year-end 2005.	
• Following the acquisition of minority interests, the Group's interest in AL Pacific is 100 % (compared with 98.82% at year end 2004). Consequently, the Group owns 100% of Air Liquide Japan Ltd., 55% of Japan Air Gases Ltd., 100% of AL Korea Services (South Korea) and 65% of Air Liquide Far Eastern Ltd. (Taiwan) at year-end 2005.	

■ 2. Currency rates

Main currency rates used:

Average rates

Euros for one currency	2003	2004	2005
USD	0.88	0.80	0.80
CAD	0.63	0.62	0.66
Yen (1,000)	7.64	7.44	7.31

Closing rates

Euros for one currency	2003	2004	2005
USD	0.79	0.73	0.85
CAD	0.62	0.61	0.73
Yen (1,000)	7.40	7.16	7.20



L'Air Liquide S.A.
Air Liquide International - 100%
Air Liquide International Corp. (USA) - 100%
France
Europe outside France
Americas
Africa and Middle East
Asia-Pacific
■ Industrial Customers ■ Large industries ■ Healthcare ■ Electronics □ Others, Related activities and Holdings

82-52:

Air Liquide Group's Interest, as of December 31, 2005 in:

1. Air Liquide Electronics Materials (France) :
100% including 76 49% held by Air Liquide S A and 23 51% by Chemoxal
2. Société des Gaz Industriels de France (France) .
100% including 65.13% held by Air Liquide SA and 34 87% by Siga
3. AIR LIQUIDE Deutschland GmbH (Germany) :
100% including 92 48% held by Air Liquide Industriegase GmbH & Co. KG and 7 52% by Air Liquide International
4. Air Liquide Danmark A.S. (Denmark) :
100% including 43.01% held by Air Liquide International Corp. and 56 99% by Air Liquide International
5. Air Liquide Industrie B.V (The Netherlands) :
100% including 55.37% held by Air Liquide Eurotonnage and 44 63% by Air Liquide International
6. Sociedade Portuguesa do Ar Liquido (Portugal) :
99 95% including 74% held by Air Liquide International, 25 93% by Air Liquide S.A. and 0.02% by Air Liquide Santé International
7. Carbagas (Switzerland) :
70% including 40% held by Carba Holding and 30% by Air Liquide International
8. Société des Gaz Industriels de la Guadeloupe (Guadeloupe) :
93 50% including 62.34% held by Air Liquide International and 31 16% by SOAEO
9. Société Martiniquaise de L'Air Liquide (Martinique) :
71.70% including 47.79% held by Air Liquide International and 23 91% by SOAEO
10. Air Liquid Proprietary Ltd (South Africa):
83.09% including 80 61% held by Air Liquide International and 2 48% by SOAEO
11. Société d'Oxygene et d'Acetylene de Madagascar (Madagascar)
73.72% including 36.91% held by Air Liquide International and 36 81% by SOAEO
12. Daesung Sanso (South Korea)
40% including 20% held by Air Liquide S A. and 20% by Air Liquide Japan Ltd
13. Air Liquide Shanghai (China)
100% including 90 77% held by Air Liquide International and 9 23% by Air Liquide Japan Ltd
14. Air Liquide Pudong Co. Ltd (China) :
100% including 75% held by Air Liquide Shanghai and 25% held by Air Liquide Japan Ltd
15. Air Liquide Korea Services (South Korea).
100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd
16. Air Liquide Far Eastern Ltd (Taiwan) :
65% including 32.83% held by Air Liquide International and 32 17% by Air Liquide Japan Ltd
17. Air Liquide Australia Ltd (Australia) .
100% including 79 74% held by Air Liquide International Corp and 20 26% by SOAEO

Companies marked with P are consolidated by proportional method and those marked with E by equity method
Other companies are fully consolidated

After the name of each company is given the total Group Interest.

Voting rights are not different from the percentages of ownership held

■ Main consolidated companies

Organization chart under the flap

First-time adoption of IFRS (1)

(1) International Financial Reporting Standards

1. Accounting policies

The preparation of 2004 IFRS financial information is based on the mandatory IFRS / IFRIC standards and interpretations adopted by the European Union as of December 31, 2005 and on any interpretations published on the same date.

The 2004 IFRS financial information was prepared in accordance with IFRS 1 that defines the specific rules to be applied for the first-time adoption of the IFRS primary basis of accounting. The retrospective application to the opening balance sheet of the accounting principles adopted for the preparation of the financial statements under IAS/IFRS, as if they had always been applied, and outlined in section 4. of this chapter, is the general restatement principle.

In accordance with the possibilities offered by IFRS 1, the following options have been adopted:

- the Group has elected not to apply retrospectively IFRS 3 Business Combinations to acquisitions made prior to January 1, 2004,
- the Group has elected not to use the option involving the use of fair value as a presumed cost of intangible assets or property, plant and equipment,
- the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004,
- IFRS 2 Share-based payment has been applied for share option plans granted after November 7, 2002 and vested after the transition date of January 1, 2004,
- all foreign exchange gains and losses as of January 1, 2004 arising from the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity,
- IFRS 5 relating to assets held for sale has been applied as of January 1, 2004.

The Group did not apply in advance IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement as of January 1, 2004. These standards have been applied prospectively as of January 1, 2005, without the restatement of 2004 financial information.

2. Transition tables

The impacts of the standards on the financial statements are summarized in the following tables:

- transition table of the opening balance sheet as of January 1, 2004,
- transition table of the balance sheet as of December 31, 2004,
- transition table of the income statement for the year ended December 31, 2004,
- transition table of the opening balance sheet as of January 1, 2004,
- transition table of the balance sheet as of December 31, 2004,
- transition table of the income statement for the year ended December 31, 2004.

The impacts by standards are analyzed in section 3. for reclassifications and in section 4. for restatements.

IFRS transition - Opening balance sheet reconciliation as of January 1, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
ASSETS				
Non-current assets				
Goodwill	827.4	21.2		848.6
Other intangible assets	224.0	(21.2)	(54.6)	148.2
Property, plant and equipment	5,927.5	141.8	479.4	6,548.7
	6,978.9	**141.8**	**424.8**	**7,545.5**
Other non-current assets				
Non-current financial assets	256.5	35.8	(92.2)	200.1
Investments in associates	268.1			268.1
Deferred tax assets			350.0	350.0
Assets held for sale				
	524.6	**35.8**	**257.8**	**818.2**
Total non-current assets	**7,503.5**	**177.6**	**682.6**	**8,363.7**
Current assets				
Inventories	655.5	(83.5)	0.8	572.8
Trade receivables	1,945.6	(27.0)		1,918.6
Other current assets	462.0	(31.5)		430.5
Current tax assets				
Current financial assets	122.6	(1.0)		121.6
Cash in bank	315.6			315.6
Total current assets	**3,501.3**	**(143.0)**	**0.8**	**3,359.1**
Total assets	**11,004.8**	**34.6**	**683.4**	**11,722.8**
LIABILITIES AND EQUITY				
Capital and reserves				
Share capital	1,099.0			1,099.0
Additional paid-in capital	67.3			67.3
Consolidated reserves	3,434.8		(442.4)	2,992.4
Treasury shares	(247.5)			(247.5)
Net profit for the period	725.6			725.6
	5,079.2		(442.4)	4,636.8
Minority interests	460.0		7.6	467.6
Total equity	5,539.2		(434.8)	5,104.4
Non-current liabilities				
Provisions and pensions	615.0	(103.9)	893.3	1,404.4
Deferred tax liabilities	489.0	120.0	170.5	779.5
Non-current borrowings	1,985.3		28.0	2,013.3
Other non-current liabilities		115.0		115.0
Total non-current liabilities	3,089.3	131.1	1,091.8	4,312.2
Current liabilities				
Provisions and pensions		103.9		103.9
Trade and other payables	936.5	(20.4)		916.1
Other current liabilities	1,053.7	(180.0)	6.4	880.1
Income tax payable	203.0			203.0
Current borrowings	183.1		20.0	203.1
Other current financial liabilities				
Total current liabilities	2,376.3	(96.5)	26.4	2,306.2
Total liabilities and equity	**11,004.8**	**34.6**	**683.4**	**11,722.8**

	Breakdown of IFRS restatements									
	IFRS 1	IAS 16	IAS 19	IAS 36	IAS 37	IAS 38	IAS 17	IAS 11	Other	Total restatements
						(54.6)				(54.6)
		417.1		(35.2)	60.1		35.7		1.7	479.4
		417.1		(35.2)	60.1	(54.6)	35.7		1.7	424.8
	(92.2)									(92.2)
	112.7		217.0	11.3	7.5	13.8	3.7	1.1	(17.1)	350.0
	20.5		217.0	11.3	7.5	13.8	3.7	1.1	(17.1)	257.8
	20.5	417.1	217.0	(23.9)	67.6	(40.8)	39.4	1.1	(15.4)	682.6
								(3.2)	4.0	0.8
								(3.2)	4.0	0.8
	20.5	417.1	217.0	(23.9)	67.6	(40.8)	39.4	(2.1)	(11.4)	683.4
	(175.5)	263.3	(403.0)	(23.9)	(12.4)	(34.6)	(8.1)	(2.1)	(46.1)	(442.4)
	(175.5)	263.3	(403.0)	(23.9)	(12.4)	(34.6)	(8.1)	(2.1)	(46.1)	(442.4)
	(3.4)	14.7				(0.5)			(3.2)	7.6
	(178.9)	278.0	(403.0)	(23.9)	(12.4)	(35.1)	(8.1)	(2.1)	(49.3)	(434.8)
	199.4	(10.8)	620.0		80.0	(5.7)			10.4	893.3
		149.9							20.6	170.5
							27.5		0.5	28.0
	199.4	139.1	620.0		80.0	(5.7)	27.5		31.5	1,091.8
									6.4	6.4
							20.0			20.0
							20.0		6.4	26.4
	20.5	417.1	217.0	(23.9)	67.6	(40.8)	39.4	(2.1)	(11.4)	683.4

IFRS transition - Balance sheet reconciliation as of December 31, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
ASSETS				
Non-current assets				
Goodwill	2,310.9	19.9	0.8	2,331.6
Other intangible assets	471.3	(11.9)	(39.2)	420.2
Property, plant and equipment	6,916.4	145.8	488.7	7,550.9
	9,698.6	**153.8**	**450.3**	**10,302.7**
Other non-current assets				
Non-current financial assets	329.6	29.4	(92.7)	266.3
Investments in associates	206.5		0.4	206.9
Deferred tax assets			368.2	368.2
Assets held for sale				
	536.1	**29.4**	**275.9**	**841.4**
Total non-current assets	**10,234.7**	**183.2**	**726.2**	**11,144.1**
Current assets				
Inventories	758.6	(100.8)	(5.8)	652.0
Trade receivables	2,250.3	16.5		2,266.8
Other current assets	396.4	(18.6)		377.8
Current tax assets				
Current financial assets	458.2	(1.5)		456.7
Cash in bank	326.8			326.8
Total current assets	**4,190.3**	**(104.4)**	**(5.8)**	**4,080.1**
Total assets	**14,425.0**	**78.8**	**720.4**	**15,224.2**
LIABILITIES AND EQUITY				
Capital and reserves				
Share capital	1,201.1			1,201.1
Additional paid-in capital	76.8			76.8
Consolidated reserves	3,480.3		(424.6)	3,055.7
Treasury shares	(162.1)			(162.1)
Net profit for the period	777.5		2.6	780.1
	5,373.6		**(422.0)**	**4,951.6**
Minority interests	**341.5**		**6.7**	**348.2**
Total equity	**5,715.1**		**(415.3)**	**5,299.8**
Non-current liabilities				
Provisions and pensions	989.8	(181.1)	886.6	1,695.3
Deferred tax liabilities	803.9	101.9	202.7	1,108.5
Non-current borrowings	4,300.8	(2.5)	23.7	4,322.0
Other non-current liabilities		170.1		170.1
Total non-current liabilities	**6,094.5**	**88.4**	**1,113.0**	**7,295.9**
Current liabilities				
Provisions and pensions		104.2		104.2
Trade and other payables	1,104.4	(26.9)		1,077.5
Other current liabilities	1,168.8	(88.3)		1,080.5
Income tax payable	67.7			67.7
Current borrowings	274.5	1.4	22.7	298.6
Other current financial liabilities				
Total current liabilities	**2,615.4**	**(9.6)**	**22.7**	**2,628.5**
Total liabilities and equity	**14,425.0**	**78.8**	**720.4**	**15,224.2**

Breakdown of IFRS restatements									
IFRS 1	IAS 16	IAS 19	IAS 36	IAS 37	IAS 38	IAS 17	IAS 11	Other	Total restatements
								0.8	0.8
					(39.2)				(39.2)
	414.9		(33.1)	60.1		34.5		12.3	488.7
	414.9		**(33.1)**	**60.1**	**(39.2)**	**34.5**		**13.1**	**450.3**
(92.7)									(92.7)
								0.4	0.4
108.9		217.3	11.4	7.5	8.4	3.0	2.0	9.7	368.2
16.2		**217.3**	**11.4**	**7.5**	**8.4**	**3.0**	**2.0**	**10.1**	**275.9**
16.2	**414.9**	**217.3**	**(21.7)**	**67.6**	**(30.8)**	**37.5**	**2.0**	**23.2**	**726.2**
							(5.8)		(5.8)
							(5.8)		(5.8)
16.2	**414.9**	**217.3**	**(21.7)**	**67.6**	**(30.8)**	**37.5**	**(3.8)**	**23.2**	**720.4**
(168.7)	259.5	(403.0)	(21.7)	(12.4)	(36.8)	(8.0)	(2.1)	(31.4)	(424.6)
	0.6	(0.5)		(1.3)	10.3		(1.7)	(4.8)	2.6
(168.7)	**260.1**	**(403.5)**	**(21.7)**	**(13.7)**	**(26.5)**	**(8.0)**	**(3.8)**	**(36.2)**	**(422.0)**
(3.4)	13.8				(0.5)			(3.2)	6.7
(172.1)	**273.9**	**(403.5)**	**(21.7)**	**(13.7)**	**(27.0)**	**(8.0)**	**(3.8)**	**(39.4)**	**(415.3)**
188.3	(10.8)	620.8		81.3	(3.8)			10.8	886.6
	151.8							50.9	202.7
						22.8		0.9	23.7
188.3	**141.0**	**620.8**		**81.3**	**(3.8)**	**22.8**		**62.6**	**1,113.0**
						22.7			22.7
						22.7			22.7
16.2	**414.9**	**217.3**	**(21.7)**	**67.6**	**(30.8)**	**37.5**	**(3.8)**	**23.2**	**720.4**

IFRS transition - Income statement for the year ended December 31, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
Revenues	9,376.2		52.2	9,428.4
Purchases (including changes in inventories) (1)	(3,323.9)	9.1	(51.2)	(3,366.0)
Personnel expenses (1)	(1,764.9)	37.8	(2.5)	(1,729.6)
Depreciation and amortization	(914.4)	(14.9)	74.7	(854.6)
Other net operating expenses (1)	(2,096.1)	(2.8)	(4.7)	(2,103.6)
Operating income recurring	**1,276.9**	29.2	**68.5**	**1,374.6**
Other non-recurring operating expenses		(43.0)	(107.5)	(150.5)
Operating income	**1,276.9**	(13.8)	**(39.0)**	**1,224.1**
Other income (expenses) (2)	(67.7)	67.7		
Net finance costs	(146.2)	(3.1)		(149.3)
Other net financial expenses	2.8	(50.8)	(1.7)	(49.7)
Income taxes	(292.8)		43.3	(249.5)
Share of profit of associates	36.5			36.5
Profit from continuing operations	**809.5**		2.6	**812.1**
Profit from discontinued operations	32.3			32.3
Profit for the period	**841.8**		**2.6**	**844.4**
– Attributable to minority interests	64.3			64.3
– Attributable to equity holders of the parent	777.5		2.6	**780.1**

(1) Including the breakdown of production costs of assets capitalized.
(2) Exceptional charges not recognized under IFRS.

82-5224

Breakdown of IFRS restatements							
IAS 16	IAS 19	IAS 37	IAS 38	IAS 11	IFRS 3	Other	Total restatements
				52.2			**52.2**
				(51.2)			(51.2)
	(0.8)					(1.7)	(2.5)
0.9			15.0		67.7	(8.9)	74.7
		(0.8)	0.6	(3.6)		(0.9)	(4.7)
0.9	**(0.8)**	**(0.8)**	**15.6**	**(2.6)**	**67.7**	**(11.5)**	**68.5**
					(107.5)		(107.5)
0.9	**(0.8)**	**(0.8)**	**15.6**	**(2.6)**	**(39.8)**	**(11.5)**	**(39.0)**
		(1.2)				(0.5)	(1.7)
(0.3)	0.3	0.7	(5.3)	0.9	40.6	6.4	43.3
0.6	**(0.5)**	**(1.3)**	**10.3**	**(1.7)**	**0.8**	**(5.6)**	**2.6**
0.6	**(0.5)**	**(1.3)**	**10.3**	**(1.7)**	**0.8**	**(5.6)**	**2.6**
0.6	(0.5)	(1.3)	10.3	(1.7)	0.8	(5.6)	2.6

IFRS transition - Reconciliation of equity as of January 1, 2004

In millions of euros	Capital stock	Additional paid-in capital	Group reserves and retained earnings	Reserves relating to financial instruments	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity published as of December 31, 2003	1,099.0	67.3	4,892.0		(731.6)	(247.5)	5,079.2	460.0	5,539.2
IFRS 1 - First-time adoption of IFRS			(175.5)				(175.5)	(3.4)	(178.9)
IAS 16 - Property, plant and equipment			263.3				263.3	14.7	278.0
IAS 19 - Employee benefits			(403.0)				(403.0)		(403.0)
IAS 36 - Impairment of assets			(23.9)				(23.9)		(23.9)
IAS 37 - Provisions, contingent liabilities and contingent assets			(12.4)				(12.4)		(12.4)
IAS 38 - Intangible assets			(34.6)				(34.6)	(0.5)	(35.1)
IAS 17 - Leases			(8.1)				(8.1)		(8.1)
IAS 11 - Construction contracts			(2.1)				(2.1)		(2.1)
Other standards			(46.1)				(46.1)	(3.2)	(49.3)
Impact of IFRS restatements on 2004 closing equity			(442.4)				(442.4)	7.6	(434.8)
IFRS equity as of January 1, 2004	**1,099.0**	**67.3**	**4,449.6**		**(731.6)**	**(247.5)**	**4,636.8**	**467.6**	**5,104.4**

IFRS transition - Reconciliation of equity as of December 31, 2004

In millions of euros	Capital stock	Additional paid-in capital	Group reserves and retained earnings	Reserves relating to financial instruments	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity published as of December 31, 2004	1,201.0	76.8	5,095.8		(837.9)	(162.1)	5,373.6	341.5	5,715.1
IFRS 1 - First-time adoption of IFRS			(175.5)				(175.5)	(3.4)	(178.9)
IAS 16 - Property, plant and equipment			264.8				264.8	13.8	278.6
IAS 19 - Employee benefits			(403.5)				(403.5)		(403.5)
IAS 36 - Impairment of assets			(23.9)				(23.9)		(23.9)
IAS 37 - Provisions, contingent liabilities and contingent assets			(13.7)				(13.7)		(13.7)
IAS 38 - Intangible assets			(24.3)				(24.3)	(0.5)	(24.8)
IAS 17 - Leases			(8.1)				(8.1)		(8.1)
IAS 11 - Construction contracts			(3.8)				(3.8)		(3.8)
Other standards			(49.3)				(49.3)	(3.2)	(52.5)
Foreign exchange differences on opening IFRS restatement					15.3		15.3		15.3
Impact of IFRS restatements on 2004 closing equity			(437.3)		15.3		(422.0)	6.7	(415.3)
IFRS equity as of December 31, 2004	**1,201.0**	**76.8**	**4,658.5**		**(822.6)**	**(162.1)**	**4,951.6**	**348.2**	**5,299.8**

Statement of cash flows for the year ended December 31, 2004

In millions of euros	2004 French GAAP	IFRS Impact	2004 IFRS
Operating activities			
Profit for the year attributable to equity holders of the parent	777.5	2.6	780.1
Minority interests	64.3		64.3
Adjustments:			
• Depreciation and amortization	914.4	(59.8)	854.6
• Deferred taxes	(46.8)	(43.3)	(90.1)
• Increase (decrease) in provisions	(9.1)	110.0	100.9
• Equity income less dividends received	(5.4)		(5.4)
• Profit / (loss) on disposal of fixed assets	(12.7)		(12.7)
Cash flow from operating activities before changes in working capital	1,682.2	9.5	1,691.7
Changes in working capital	(234.3)	(9.4)	(243.7)
Other	(31.9)	35.7	3.8
Net cash from operating activities	**1,416.0**	**35.8**	**1,451.8**
Investing activities			
Purchase of property, plant and equipment and intangible assets	(875.4)	(25.6)	(901.0)
Purchase of financial assets	(2,858.5)		(2,858.5)
Proceeds from sale of property, plant and equipment and intangible assets	30.7		30.7
Proceeds from sale of financial assets	22.9		22.9
Proceeds from sale of divested activities	699.0		699.0
Net cash from investing activities	**(2,981.3)**	**(25.6)**	**(3,006.9)**
Financing activities			
Dividends paid:			
• L'Air Liquide S.A.	(336.1)		(336.1)
• Minority interests	(153.4)		(153.4)
Proceeds from issues of capital stock	13.3		13.3
Purchase of treasury shares	(44.4)		(44.4)
Increase (decrease) in borrowings	2,376.9	(10.2)	2,366.7
Net cash from financing activities	**1,856.3**	**(10.2)**	**1,846.1**
Effect of exchange rate changes and cash and cash equivalent of newly consolidated companies	37.9		37.9
Net increase (decrease) in cash and cash equivalents	328.9		328.9
Cash and cash equivalents at beginning of period	**384.5**		**384.5**
Cash and cash equivalents at end of period	**713.4**		**713.4**
Net indebtedness [1]	**3,790.3**	**46.8**	**3,837.1**

(1) The increase in net indebtedness is due to the reclassification of certain finance leases (IAS 17).

■ 3. Reclassifications in the 2004 opening and closing balance sheets and the income statements for the year ended December 31, 2004

IFRS transition - Breakdown of balance sheet reclassifications

	Balance sheet as of January 1, 2004					
In millions of euros	IAS 1	IAS 11	IAS 12	IAS 16	IAS 38	Total
ASSETS						
Non-current assets						
Goodwill					21.2	21.2
Other intangible assets					(21.2)	(21.2)
Property, plant and equipment			120.0	21.8		141.8
			120.0	**21.8**		**141.8**
Other non-current assets						
Non-current financial assets	35.8					35.8
Investments in associates						
Deferred tax assets						
Assets held for sale						
	35.8					**35.8**
Total non-current assets	**35.8**		**120.0**	**21.8**		**177.6**
Current assets						
Inventories		(61.7)		(21.8)		(83.5)
Trade receivables	(88.7)	61.7				(27.0)
Other current assets	(31.5)					(31.5)
Current tax assets						
Current financial assets	(1.0)					(1.0)
... in bank						
Total current assets	(121.2)			(21.8)		(143.0)
Total assets	**(85.4)**		**120.0**			**34.6**
LIABILITIES AND EQUITY						
Total equity						
Non-current liabilities						
Provisions and pensions	(103.9)					(103.9)
Deferred tax liabilities			120.0			120.0
Non-current borrowings						
Other non-current liabilities	115.0					115.0
Total non-current liabilities	**11.1**		**120.0**			**131.1**
Current liabilities						
Provisions and pensions	103.9					103.9
Trade and other payables	(20.4)					(20.4)
Other current liabilities	(180.0)					(180.0)
Income tax payable						
Current borrowings						
Other current financial liabilities						
Total current liabilities	(96.5)					(96.5)
Total liabilities and equity	**(85.4)**		**120.0**			**34.6**

Balance sheet as of December 31, 2004						
	IAS 1	IAS 11	IAS 12	IAS 16	IAS 38	Total
					19.9	19.9
					(11.9)	(11.9)
		28.8	101.9	23.1	(8.0)	145.8
		28.8	101.9	23.1		153.8
	29.4					29.4
	29.4					29.4
	29.4	28.8	101.9	23.1		183.2
		(77.7)		(23.1)		(100.8)
	(32.4)	48.9				16.5
	(18.6)					(18.6)
	(1.5)					(1.5)
	(52.5)	(28.8)		(23.1)		(104.4)
	(23.1)		101.9			78.8
	(181.1)					(181.1)
			101.9			101.9
	(2.5)					(2.5)
	170.1					170.1
	(13.5)		101.9			88.4
	104.2					104.2
	(26.9)					(26.9)
	(88.3)					(88.3)
	1.4					1.4
	(9.6)					(9.6)
	(23.1)		101.9			78.8

3.1. Breakdown of balance sheet IFRS reclassifications

a/ IAS 1

Non-current financial assets

The long-term fund deposits paid to Large Industries suppliers, recorded in other current operating assets, were reclassified to non-current assets (31.5 million euros as of January 1, 2004).

Trade receivables

Contrary to previous years, certain current assets and liabilities relating to the charging of deposits on containers made available to certain customers ((88.7) million euros as of January 1, 2004) were offset in other operating liabilities.

Other non-current liabilities

The long-term fund deposits and packaging guarantee deposits paid by customers (115 million euros as of January 1, 2004) was reclassified from other operating liabilities to other non-current liabilities.

Provisions and pensions

Provisions and pensions were allocated between non-current and current liabilities according to risks and payments maturing in less than one year and in the long term.

b/ IAS 11

The revenue generated by construction contracts previously recognized at completion was restated using the percentage of completion method. This resulted in a reclassification from inventories and work-in-progress to trade receivables in the amount of 61.7 million euros as of January 1, 2004.

c/ IAS 12

For certain acquisitions in the US, the asset revaluations in the consolidated balance sheet had been recognized net of deferred taxes. Upon transition to IFRS, a reclassification of 120 million euros was performed between property, plant and equipment and deferred tax liabilities, without impact on consolidated net equity.

d/ IAS 16

This reclassification concerns the transfer of strategic spare parts inventories for Large Industries plants to property, plant and equipment in the amount of 21.8 million euros as of January 1, 2004.

e/ IAS 38

Certain businesses arising from business combinations that do not meet the IFRS recognition criteria of an intangible asset were reclassified to goodwill in the net amount of 21.2 million euros as of January 1, 2004.

3.2. Breakdown of income statement IFRS reclassifications for the year ended December 31, 2004

In millions of euros	IAS 1	IAS 11	IAS 17	IAS 19	Total
Revenues					
Purchases (including changes in inventories)		9.1			9.1
Personnel expenses		5.4		32.4	37.8
Depreciation and amortization			(14.9)		(14.9)
Other net operating expenses	(24.7)	(14.5)	17.2	19.2	(2.8)
Operating income recurring	(24.7)		2.3	51.6	29.2
Other non-recurring operating expenses	(43.0)				(43.0)
Operating income	(67.7)		2.3	51.6	(13.8)
Other income (expenses)	67.7				67.7
Net finance costs			(3.1)		(3.1)
Other net financial expenses			0.8	(51.6)	(50.8)
Income taxes					
Share of profit of associates					
Profit from continuing operations					
Profit from discontinued operations					
Profit for the period	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
– Attributable to minority interests					
– Attributable to equity holders of the parent					

a/ IAS 1

Exceptional items are not recognized under IFRS. In accordance with the recommendation of the French National Council of Accounting (CNC) adopted on October 27, 2004, material non-current transactions that may affect operating performance are classified as other operating profit and expenses. They mainly include:

- unusual and significant gains and losses on disposals of assets, impairment losses on intangible assets and property, plant and equipment,
- major restructuring costs resulting from unusual significant plans that could distort operating performance,
- very significant charges to provisions and impairment losses.

The amounts recognized in other income (expense), in 2004 ((67.7) million euros for the year ended December 31, 2004) were reclassified to recurring operating profit, except for restructuring costs and an one-off charge to provisions relating to the installation of state-of-the-art technologies ((43) million euros for the year ended December 31, 2004) that were maintained in other non recurring operating expenses.

b/ IAS 11

The reclassification arises from the impact of the percentage of completion method used in the Engineering and Construction activity on the Group's production costs of fixed assets capitalized.

c/ IAS 17

An analysis of the substance of certain leases led to the reclassification of certain operating leases, mainly office and semi-trailer leases, to finance leases.

The recognition of the total minimum payments in property, plant and equipment and borrowings led to a reclassification of operating lease expenses recorded under purchases in the amount of 17.2 million euros to amortization ((14.9) million euros) and net financial expenses ((2.3) million euros) for the year ended December 31, 2004. Since the term of the leases was identical to the useful life of the leased assets, their reclassification had no impact on profit or loss.

d/ IAS 19

Air Liquide elected to present in net finance costs the charge arising from the discounting of defined benefit plans and the gains corresponding to the expected return on the pension plans' assets.

This choice of presentation led to the reclassification of a portion of the charge relating to employee benefits (recognized in operating expense under French GAAP) to financial expenses in the amount of (51.6) million euros for the period ended December 31, 2004.

4. Restatements in the 2004 opening and closing balance sheets and the income statements for the year ended December 31, 2004

4.1. IFRS 1 - First-time adoption of IFRS

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Non-current financial assets	(92.2)	(92.7)
Deferred tax assets	112.7	108.9
Total non-current assets	20.5	16.2
Total assets	**20.5**	**16.2**
Equity	(178.9)	(172.1)
Provisions and pensions	199.4	188.3
Total non-current liabilities	199.4	188.3
Total liabilities and equity	**20.5**	**16.2**

All actuarial gains and losses relating to defined benefit pension plans not recognized at the IFRS transition date were allocated to opening equity. These gains and losses break down as follows:

- an immediate recognition of deferred pension costs in the net amount of (92.2) million euros, primarily from North America and Spain,
- the recognition of provisions in the amount of 199.4 million euros in order to cover financing losses calculated using discounted assumptions. These losses mainly concern North America and Germany.

After the recognition of a deferred tax asset of 112.7 million euros, these restatements have a negative impact of (178.9) million euros on equity as of January 1, 2004.

4.2. IAS 16 - Property, plant and equipment

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	417.1	414.9
Investments in associates		
Deferred tax assets		
Total non-current assets	417.1	414.9
Total assets	**417.1**	**414.9**
Consolidated reserves	263.3	259.5
Net profit for the period		0.6
Minority interests	14.7	13.8
Equity	278.0	273.9
Provisions and pensions	(10.8)	(10.8)
Deferred tax liabilities	149.9	151.8
Total non-current liabilities	139.1	141.0
Total liabilities and equity	**417.1**	**414.9**

In millions of euros	2004 profit
Depreciation and amortization	0.9
Recurring operating profit	**0.9**
Income taxes	(0.3)
Profit for the period	**0.6**

The extension of the expected useful lives of certain assets led the Group to modify their depreciation periods with retroactive application to the acquisition date. These changes summarized in the table below increase the net carrying amount of the items of property, plant and equipment by 450 million euros. After taking into account deferred taxes, equity as of January 1, 2004 rose by 291 million euros.

Depreciation periods	French GAAP	IFRS
Gas production units connected to a pipeline network	15 years	20 years
Pipelines (networks)	25 years	30 years
Liquid gas production units	15 years	20 years
Liquid gas bulk vessels	10 years	20 years

The component approach which led to an acceleration in the depreciation of certain asset subcomponents resulted in a (33) million euros decrease in property, plant and equipment (including 11 million euros for the component treatment of major overhaul costs of co-generation units) and a negative net impact on equity of (13) million euros.

4.3. IAS 19 - Employee benefits

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Deferred tax assets	217.0	217.3
Total actifs non courants	**217.0**	**217.3**
Total assets	**217.0**	**217.3**
Consolidated reserves	(403.0)	(403.0)
Net profit for the period		(0.5)
Equity	**(403.0)**	**(403.5)**
Provisions and pensions	620.0	620.8
Total non-current liabilities	620.0	620.8
Total liabilities and equity	**217.0**	**217.3**

In millions of euros	2004 profit
Personnel expenses	(0.8)
Recurring operating profit	(0.8)
Income taxes	0.3
Profit for the period	**(0.5)**

Air Liquide and some of its French subsidiaries grant retirees and certain active employees additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS 19, Employee Benefits characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

As a result, the restricted definition given to defined benefit plans has forced Air Liquide to state the retirement supplement as a defined benefit plan, despite the existence of these limits that restrict the company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations. The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees.

Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to pensioners until the plan disappears, excluding the impact of these limits.

The addition provision relating to these "top-hat" schemes recognized in the financial statements as of January 1, 2004 totaled 620 million euros. After taking deferred taxes into consideration, the opening equity as of January 1, 2004, was consequently reduced by (403) million euros.

This reclassification did not have a material impact on 2004 profit or loss.

4.4. IAS 36 - Impairment of assets

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	(35.2)	(33.1)
Deferred tax assets	11.3	11.4
Total non-current assets	**(23.9)**	**(21.7)**
Total assets	**(23.9)**	**(21.7)**
Consolidated reserves	(23.9)	(21.7)
Equity	**(23.9)**	**(21.7)**
Total liabilities and equity	**(23.9)**	**(21.7)**

Unlike current French accounting practices, IAS 36 requires the discounting of future cash flows to determine the value in use of assets. This discounting obligation resulted in the value in use of five of the Group's industrial sites (among several hundred), located in North America, Brazil and Europe, to be recognized at an amount lower than the net carrying amount. The resulting impairment loss totaled (35.2) million euros before tax, i.e. a negative net impact on opening equity of (23.9) million euros.

4.5. IAS 37 - Provisions, contingent assets and contingent liabilities

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	60.1	60.1
Deferred tax assets	7.5	7.5
Total non-current assets	67.6	67.6
Total assets	**67.6**	**67.6**
Consolidated reserves	(12.4)	(12.4)
Profit for the period		(1.3)
Equity	(12.4)	(13.7)
Provisions and pensions	80.0	81.3
Total non-current liabilities	80.0	81.3
Total liabilities and equity	**67.6**	**67.6**

In millions of euros	2004 profit
Other net operating expenses	(0.8)
Operating income recurring	(0.8)
Other net financial expenses	(1.2)
Income taxes	0.7
Income for the period	**(1.3)**

Costs of dismantling, removal or reconditioning of a site on which an asset is located must be included in the acquisition costs of property, plant and equipment and amortized by offsetting such costs against the liability incurred which is recognized as a provision.

This measure applies to Air Liquide for bulk vessels, on-site and production units located on land owned by a third party (usually the customer).

The recognition of these future disassembly and dismantling costs resulted in an additional provision of 80 million euros after discounting, offset against an item of property, plant and equipment.

The cumulative depreciation of this item of property, plant and equipment as of January 1, 2004 generated a negative impact on opening equity of (12.4) million euros, after taking into account the corresponding deferred taxes.

The impact of discounting recognized in financial expense before tax amounted to (1.2) million euros for 2004.

4.6. IAS 38 - Other intangible assets

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Other intangible assets	(54.6)	(39.2)
Deferred tax assets	13.8	8.4
Total non-current assets	**(40.8)**	**(30.8)**
Total assets	**(40.8)**	**(30.8)**
Consolidated reserves	(34.6)	(36.8)
Net profit for the period		10.3
Minority interests	(0.5)	(0.5)
Equity	**(35.1)**	**(27.0)**
Provisions and pensions	(5.7)	(3.8)
Total non-current liabilities	(5.7)	(3.8)
Total liabilities and equity	**(40.8)**	**(30.8)**

In millions of euros	2004 profit
Depreciation and amortization	15.0
Other net operating expenses	0.6
Operating income recurring	**15.6**
Income taxes	(5.3)
Income for the period	**10.3**

Certain set-up costs and deferred charges recorded under French accounting principles do not satisfy the definition or conditions for recognition of an intangible asset under IFRS and were cancelled in the amount of 54.6 million euros.

The negative net impact on the opening equity totaled (35.1) million euros.

The cancellation of these intangible assets led to a reversal of the corresponding amortization charge for 15 million euros and a net impact of 10.3 million euros on profit or loss in respect of 2004.

4.7. IAS 17 - Leases

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	35.7	34.5
Deferred tax assets	3.7	3.0
Total non-current assets	39.4	37.5
Total assets	**39.4**	**37.5**
Equity	(8.1)	(8.0)
Non-current borrowings	27.5	22.8
Total non-current liabilities	27.5	22.8
Current borrowings	20.0	22.7
Total current liabilities	20.0	22.7
Total liabilities and equity	**39.4**	**37.5**

Certain operating leases were reclassified as finance leases following analysis of their substance. This mainly concerned real estate, IT and transport equipment leases and resulted in an increase in fixed assets of 35.7 million euros and an increase in the corresponding liability of 47.5 million euros. The negative net impact on equity as of January 1, 2004 amounted to (8.1) million euros.

4.8. IAS 11 - Construction contracts

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Deferred tax assets	1.1	2.0
Total non-current assets	1.1	2.0
Inventories	(3.2)	(5.8)
Total current assets	(3.2)	(5.8)
Total assets	**(2.1)**	**(3.8)**
Consolidated reserves	(2.1)	(2.1)
Net profit for the period		(1.7)
Equity	(2.1)	(3.8)
Total liabilities and equity	**(2.1)**	**(3.8)**

In millions of euros	2004 profit
Revenues	52.2
Purchases (including changes in inventories)	(51.2)
Other net operating expenses	(3.6)
Operating income recurring	(2.6)
Income taxes	0.9
Income for the period	**(1.7)**

Engineering and construction contracts recognized at completion under French accounting principles are now recognized using the percentage of completion method under IFRS.

Certain estimates for contracts not signed at the year-end were recognized in work-in-progress under French accounting principles. They are immediately expensed under IFRS. The negative impact on opening net equity totaled (2.1) million euros.

The recognition of profits using the percentage of completion method and the immediate recognition of estimates in expenses for contracts not signed at the year-end generated a negative impact of (1.7) million euros on 2004 profit or loss.

4.9. IFRS 3 - Business Combinations

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Goodwill		0.8
Total non-current assets		0.8
Total assets		**0.8**
Net profit for the period		0.8
Equity		0.8

In millions of euros	2004 profit
Depreciation and amortization	67.7
Other net operating expenses	(107.5)
Operating profit/(loss)	(39.8)
Income taxess	40.6
Profit for the period	**0.8**

In accordance with IFRS 3, goodwill is no longer amortized and is subject to an annual impairment test. Hence, the amortization recognized under French accounting principles was cancelled for 67.7 million euros for the year ended December 31, 2004.

Furthermore, the restructuring costs relating to the acquisition of Messer activities included in goodwill under French accounting principles in 2004 should be expensed under IFRS. They correspond to an expense of 107.5 million euros i.e. a net expense of 66.9 million euros for the year ended December 31, 2004.

4.10. Other restatements

The other IFRS restatements concern:

a/ The application of IFRS 2 Share-based payment to the share option plans granted to executive managers and employees as of November 7, 2002. The impact on net equity as of January 1, 2004 is nil. The negative impact on the 2004 profit or loss amounted to (2.5) million euros.

b/ The recognition of deferred tax liabilities not recognized under French accounting principles and the consideration in IFRS restatements of changes in tax rates in France in 2004 had a negative impact of (22.3) million euros on net equity as of January 1, 2004 and a negative impact of (6.1) million euros on 2004 profit or loss. Deferred tax assets and liabilities were de-netted in accordance with IFRS. This de-netting led to the recognition of a deferred tax asset of 350 million euros.

c/ The change in the functional currency of subsidiaries in Brazil and Chile in accordance with IAS 21 (negative impact on 2004 opening net equity of (23.9) million euros, impact on 2004 profit or loss of 3.7 million euros).

■ 5. Restatements and reclassifications in the cash flow statements for the year ended December 31, 2004

The impacts on cash flow from operating activities result from finance leases (IAS 17), the Engineering and Construction activity (IAS 11) and the change in functional currency in Brazil and Chile (IAS 21).

The impacts on working capital were primarily attributable to the Engineering and Construction activity (IAS 11),

The impacts on investment payments arise from finance leases (IAS 17) and the Engineering and Construction activity (IAS 11).

The impact on net indebtedness results from the capitalization of finance leases (IAS 17).

Statutory auditors' report on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report, [together with the statutory auditors' report addressing financial and accounting information in the Presidents' report an internal control], should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

(Free translation of a French language original)

In compliance with the assignment entrusted to us by your Shareholder's Meeting, we have audited the accompanying consolidated financial statements of L'Air Liquide S.A. for the year ended December 31, 2005,

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS's, as adopted by the European Union. They include comparative information restated in accordance with the same standards in respect of financial year 2004, except for standard IAS 32 and 39 that according to the option granted by IFRS 1, have been applied by the Company as from January 1st, 2005 only.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union

Justification of our assessments

In accordance with the requirements of article L 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- Intangible assets and Goodwill were subject to impairment tests performed in accordance with the principles set out in note 4.5.a of the consolidated financial statements relating to valuation methods. We have reviewed the soundness of the chosen approach and the assumptions used for these impairment tests.
- We have reviewed the methodology used to recognize reserves for risks and charges. In particular, we assessed the process set out by the Management to identify and evaluate the risks. We ensured that such provisions were recognized in accordance with the accounting principles described in the notes 4.11.a and 4.11.b of the consolidated financial statements.

These assessments were made in the context of the performance of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report regarding the fair presentation and its consistency with the consolidated financial statements.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT


Statutory
accounts


of the parent
company

Contents

82-522


Balance sheet
For the year ended December 31

In millions of euros	As of December 31, 2004 Net	As of December 31, 2005 Gross	Depreciation, amortization and provision	Net
ASSETS				
Intangible asets	**14.8**	**188.9**	**125.2**	**63.7**
Tangible assets				
Land	24.1	36.9	12.8	24.1
Real estate units - Additional value arising from revaluation		2.1	2.1	
Buildings	26.9	79.9	49.1	30.8
Plant, machinery and equipment	41.9	279.3	201.0	78.3
Recyclable sales packaging	0.3	0.5	0.2	0.3
Other tangible assets	14.9	56.6	39.5	17.1
Tangible assets under construction	14.4	11.8		11.8
Prepayments - tangible assets	1.0	1.2		1.2
	123.5	**468.3**	**304.7**	**163.6**
Long-term investments				
Equity investments	7,064.2	6,645.4	48.7	6,596.7
Loans to equity affiliates	1.7	1.2		1.2
Other long-term investment securities	166.4	88.0	12.5	75.5
Loans	9.1	3.1		3.1
Other long-term investments	2.2	2.5		2.5
	7,243.6	**6,740.2**	**61.2**	**6,679.0**
Total non-current assets	**7,381.9**	**7,397.4**	**491.1**	**6,906.3**
Inventories and work-in-progress				
Raw materials and other supplies	8.2	8.7		8.7
Work-in-progress	17.0	11.1	1.9	9.2
Semi-finished and finished goods	37.7	41.2	3.1	38.1
	62.9	**61.0**	**5.0**	**56.0**
Prepayments and advances paid to suppliers	**47.5**	**32.7**		**32.7**
Trade receivables				
Trade receivables and related accounts	422.0	393.3	16.1	377.2
Amounts receivable from affiliates and other receivables	581.3	685.0	1.8	683.2
	1,003.3	**1,078.3**	**17.9**	**1,060.4**
Bank, postal checks, cash	**7.8**	**8.8**		**8.8**
Prepayments and miscellaneous	**5.6**	**3.7**		**3.7**
	1,127.1	**1,184.5**	**22.9**	**1,161.6**
Deferred charges	**122.2**	**1.7**		**1.7**
Bond redemption premiums	**2.5**	**2.1**		**2.1**
Unrealized foreign exchange losses	**0.4**			
Total assets	**8,634.1**	**8,585.7**	**514.0**	**8,071.7**

In millions of euros	As of December 31, 2004 Before approval of the financial statements	As of December 31, 2005 Before approval of the financial statements	As of December 31, 2005 After approval of the financial statements
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders'equity			
Share capital	1,201.0	1,204.9	1,204.9
Additional paid-in capital	76.6	147.4	147.4
Revaluation reserve	25.7	25.5	25.5
Reserves:			
• Legal reserve	110.9	120.1	120.5
• Tax-driven reserves	350.6	307.8	307.8
• General reserve	71.3	29.0	29.0
• Contingency reserve	69.5	69.5	69.5
• Depreciation or amortization fund	2.3	2.3	2.3
• Translation reserve	7.7	7.7	7.7
Retained earnings	731.8	694.4	859.0
Net profit for the year	383.9	597.1	
Sub-total			**2,773.6**
Accelerated depreciation	9.5	49.1	49.1
Other tax-driven provisions	0.2	0.2	0.2
	3,041.0	**3,255.0**	**2,822.9**
Provisions			
Provisions for contingencies	59.6	70.6	70.6
Provisions for losses	2.8	25.0	25.0
	62.4	**95.6**	**95.6**
Liabilities			
Other bonds	1,000.0	1,000.0	1,000.0
Bank borrowings	2,129.1	923.7	923.7
Other borrowings	45.7	45.0	45.0
Prepayments received from customers	109.8	95.5	95.5
Trade payables and related accounts	274.7	248.7	248.7
Tax and employee-related liabilities	117.7	202.5	202.5
Amounts payable in respect of fixed assets and related a/cs	4.6	5.0	5.0
Amounts payable to affiliates and other liabilities	1,818.5	2,170.0	2,170.0
Dividends			432.1
Deferred income and miscellaneous	30.4	30.7	30.7
	5,530.5	4,721.1	5,153.2
Unrealized foreign exchange gains	0.2		
Total liabilities and shareholder's equity	**8,634.1**	**8,071.7**	**8,071.7**


Income statement
For the year ended December 31

In millions of euros	2004	2005
Operating revenues		
Sales of:		
• Goods	992.4	1,053.3
• Services and related activities	355.2	406.8
Net revenues	**1,347.6**	**1,460.1**
Change in inventories of goods and services	1.9	(8.8)
Production of assets capitalized	4.3	30.1
Operating subsidies	1.2	0.7
Reversals of provisions	21.4	13.6
Expense reclassifications	114.9	4.0
Other revenues	143.8	162.9
Sub-total	287.5	202.5
Total I	**1,635.1**	**1,662.6**
Operating expenses		
Purchases of raw materials and other supplies	155.1	173.4
Change in inventories of raw materials and supplies	(1.1)	0.7
Other purchases	357.3	376.8
External charges	530.1	494.8
Duties and taxes other than corporate income tax	31.1	28.9
Wages, salaries and provisions for paid vacation	225.5	238.0
Social security contributions and similar charges	163.6	169.6
Depreciation, amortization and impairment losses:		
• On non-current assets: depreciation and amortization	58.9	45.3
• On current assets: depreciation	10.9	8.2
For contingencies and losses: charges to provisions	6.0	1.8
Other charges	7.4	10.9
Total II	**1,544.8**	**1,548.4**
Net operating profit / (loss) (I-II)	**90.3**	**114.2**

82-522

In millions of euros	2004	2005
Financial income		
Financial income from equity affiliates	433.1	525.2
Revenues from other marketable securities and long-term loans	11.7	11.3
Other interest and similar income	0.1	
Reversals of impairment and provisions	0.8	0.4
Foreign exchange gains	2.5	1.9
Total III	448.2	538.8
Financial expenses		
Amortization, impairment and provisions	0.7	0.7
Interest and similar charges	127.4	157.3
Foreign exchange losses	1.7	2.4
Total IV	129.8	160.4
Net profit/(loss) from financial items (III-IV)	**318.4**	**378.4**
Net profit/(loss) from the ordinary activities before tax (I-II+III-IV)	**408.7**	**492.6**
Exceptional income		
Exceptional income from non-capital transactions	103.5	9.8
Exceptional income from capital transactions	229.2	297.8
Reversals of impairment and provisions	4.3	3.8
Total V	337.0	311.4
Exceptional expenses		
Exceptional charges on non-capital transactions	39.7	3.2
Exceptional charges on capital transactions	228.8	111.8
Exceptional depreciation, amortization, impairment and provisions	81.3	56.4
Total VI	349.8	171.4
Net exceptional items (V-VI)	(12.8)	140.0
Statutory employee profit-sharing	2.0	1.7
Corporate income tax	10.0	33.8
Net profit for the year	383.9	597.1
Of which non-recurring capital gains		155.8



■ Preliminary note: New accounting standards

The adoption of the new IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) standards enacted by the IASB (International Accounting Standard Board), and adopted by the European Union (EC regulation 1606/2002 of July 19, 2002), requires consolidated financial statements to be prepared on in accordance with these principles. In addition, EU Member States have the option of extending this obligation to the statutory accounts of listed companies.

France has not extended this option to statutory accounts, but has modernized the French General Chart of Accounts on the basis of the international accounting standards.

The financial statements of L'Air Liquide S.A. for the year ended December 31, 2005, have been prepared in accordance with the new accounting standards applicable to statutory accounts as from January 1, 2005, and stipulated in the following regulations of the French Accounting Regulation Committee (Comité de la Réglementation Comptable), the CRC 2002-10 of December 12, 2002, 2003-07 of December 12, 2003 and 2004-06 of November 23, 2004 on the definition, measurement, recognition, impairment and depreciation, and amortization of assets.

With regard to taxation, the French Tax Inspectorate published administrative directive 4 A-13-05 no. 213 of December 30, 2005, listing all tax adjustments and specifying the convergence between the new accounting standards and taxation rules.

The application of these new rules had the following impacts:

Depreciation and amortization

CRC 2002-10 regulation of December 12, 2002 amends the terms and conditions for asset depreciation by adopting the actual useful lives of the assets, as applied for the preparation of the consolidated financial statements, instead of the periods of use adopted previously in the statutory accounts.

The main changes concern:

• plant:	20 years instead of 10 years
• pipelines:	30 years (or term of the contract) instead of 10 years

The extension of certain depreciation periods led to the retroactive calculation of depreciation as of January 1, 2005. The difference arising from this recalculation for an amount of 42.4 million euros was transferred from assets to the accelerated depreciation heading included in the equity.

With regard to taxation, the changes in depreciation periods had no impact, as the periods of use were maintained.

Deferred charges

Costs which could previously be recognized as deferred charges must be immediately recognized as expenses. They may, however, be capitalized if they qualify for the definition and recognition criteria of assets.

This new definition led the Company to perform the following transfers:

- reclassification to intangible assets of the net carrying amount of the development costs of certain IT projects, previously classified as deferred charges, in the amount of 52.6 millions euros,
- reclassification to equity (retained earnings) of the costs incurred in 2004 for the acquisition of Messer Group activities, previously classified as deferred charges, in the amount of 66.3 millions euros.

Accounting policies

1. General principles

The balance sheet and income statement of L'Air Liquide S.A. have been prepared in accordance with the French General Chart of Accounts (Plan Comptable Général) and the French Company Law (Code de commerce), and particularly in compliance with the new accounting rules specified by the French Accounting Regulation Committee (Comité de la Réglementation Comptable) CRC 2002-10 of December 12, 2002 and 2004-06 of November 23, 2004 regulations regarding the definition, measurement, recognition, impairment and depreciation and amortization of assets.

2. Non-current assets

a/ Intangible assets

Internally generated intangible assets mainly represent the development costs of information management systems. They are capitalized only if they generate probable future economic benefits. Internal and external costs corresponding to detailed application design, programming, the performance of tests and the drafting of technical documentation intended for internal or external use are capitalized.

Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights and are measured at acquisition cost.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years.

b/ Property, plant and equipment

Land, buildings and equipment are recognized at historical cost, with the exception of items of property, plant and equipment acquired prior to December 31, 1976 which are stated at their revalued amount on this date, under the provisions of Law 76-1232 of December 29, 1976. Interim interest expense is not included in the cost.

Where appropriate, the costs of dismantling or retiring an asset are added to the initial cost of the asset and a provision is recognized to cover such costs.

Where components of a tangible asset have different useful lives, they are accounted for separately and depreciated over their own useful lives.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows.

- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years.

Land is not depreciated.

c/ Impairment of intangible and tangible assets

The Company assesses at each closing date whether there is any indication of impairment loss of intangible and tangible assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of the asset exceeds its present value, which is defined as the higher of its fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value as for an investment decision.

When the present amount of an asset is lower than its net carrying amount, an impairment loss is recognized in the income statement. When the present value exceeds the carrying amount, the previously recognized impairment is reversed to the income statement.

d/ Equity investments

Equity investments are recognized at their initial amount on the entry date, with the exception of those subject to a revaluation as provided by Law 76-1232 of December 29, 1976. Share acquisition costs, that are not representative of market value, are expensed.

When the carrying amount, determined using the criteria normally adopted for the measurement of equity investments (capital value, net asset value), is lower than the gross amount, an impairment loss is recognized for the difference.

e/ Other long-term investment securities

When the Company purchases its own shares, they are recognized at cost as treasury shares in other long-term investment securities. The gains or losses on disposal of treasury shares contribute to net profit for the year.

3. Inventories and work-in-progress

Raw materials, supplies and goods are mainly measured at weighted average cost.

Work-in-progress and finished goods are measured at production cost calculated using a standard cost adjusted for annual cost variances. Production costs include direct and indirect production expenses.

A provision is recognized for inventories and work-in-progress when the estimated realizable amount is lower than cost.

Regarding the costs of research carried out under contracts signed with the French State or third parties, those costs assumed by the Company give rise to an impairment loss at the year-end.

4. Trade and other current receivables

Trade and other current receivables are measured at historical cost less provisions.

Provisions are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

5. Foreign currency transactions

Foreign currency transactions are translated at the rate of exchange prevailing on the transaction date, with the exception of forward hedging transactions that are translated at the hedging rate.

At the year-end, the difference arising from the translation of receivables and payables, not subject to a forward hedge and denominated in a foreign currency, are recognized in suspense accounts in assets and liabilities ("Currency translation differences accounts").

Unrealized foreign exchange losses are subject to a contingency provision.

6. Provisions

Provisions are recognized when:

- the Company has a present obligation as a result of a past event,
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,
- a reliable estimate can be made of the amount of the obligation.

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

7. Post-employment benefits

The Company applies CNC recommendation 2003-R01 relating to the recognition and measurement of retirement benefits and similar obligations as of January 1, 2005.

The Company provides its employees with various pension plans, termination benefits, jubilees and other post-employment benefits for both active employees and retirees. These benefits are covered in two ways:

- by so-called defined contribution plans,
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of benefits paid to the employee or retiree ("means-based obligation"). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those via which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority ("result-based obligation"). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid,
- or managed internally.

The Company grants both defined benefit and defined contribution plans.

Defined benefit plans, retirement and similar obligations are measured by independent actuaries, according to the projected unit credit method. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates (4.25% as of December 31, 2005).

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized on the expected average working lives of the plan participants.

In accordance with the option offered by CRC recommendation 2003-01, the Company maintained its previous practices: obligations relating to retirement termination benefits and long-service medals are provided for, whereas retirement obligations relating to defined benefit plans are not provided for and are outlined in the notes.

8. Revenue recognition

a/ Revenue from the sale of goods and services

Revenue from the sale of goods and services is recognized when the risks and rewards of ownership have been transferred to the buyer.

Revenues associated with service delivery are recognized in reference to the stage of completion of the transaction at the balance sheet date when they can be reliably measured.

b/ Engineering and construction contracts

Revenues from construction contracts, their related costs and margin are recognized using the completed contract method.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

9. Tax consolidation

L'Air Liquide S.A. has set up a tax consolidation group with the French subsidiaries that it holds by more than 95%, directly or indirectly, as defined by article 223 A of the French General Tax Code.

Each company calculates its tax provision as if it was taxed separately. L'Air Liquide S.A., as the head for tax consolidation group, recognizes as an expense the tax corresponding to its own profits and recognizes in a current tax account the impact of restatements and eliminations performed when determining taxable profit as a whole in addition to the tax deferrals of loss-making companies.

10. Research and development expenditure

Development costs shall be recognized as assets if and only if the Company can demonstrate all the following:

- the project is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale is demonstrated,
- there is a clear intention to complete the intangible asset and use or sell it,
- it is probable that the project will generate future economic benefits for the Company.

It is considered that the conditions required by accounting standards for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale.

As a result, the development costs incurred by the Company in the course of its research and development projects are expensed as incurred.

Notes on information relating to annual financial statements

1. Intangible assets and property, plant and equipment

Changes in gross value break down as follows:

In millions of euros	Gross values as of December 31, 2004	New regulations as of January 1, 2005	Additions	Disposals	Gross values as of December 31, 2005
Intangible assets					
Concessions, patents, licenses	67.5		1.2	(0.4)	68.3
Other intangible assets	14.8	80.9	25.9	(1.0)	120.6
Total	**82.3**	**80.9**	**27.1**	**(1.4)**	**188.9**
Tangible assets					
Land	36.2		3.1	(2.4)	36.9
Real estate units Additional value arising from revaluation	2.2			(0.1)	2.1
Buildings	74.3		8.5	(2.9)	79.9
Plant, machinery and equipment	275.0	0.5	9.5	(5.7)	279.3
Recyclable sales packaging	0.5				0.5
Other tangible assets	52.2		7.7	(3.3)	56.6
Tangible assets under construction	14.4		15.1	(17.7)	11.8
Payments on account - tangible assets	1.0		0.7	(0.5)	1.2
Total	**455.8**	**0.5**	**44.6**	**(32.6)**	**468.3**

Changes in depreciation and amortization break down as follows:

In millions of euros	Depreciation and amortization as of December 31, 2004	New regulations as of January 1, 2005	Depreciation	Decrease, disposals, scrappings	Amortization	Depreciation and amortization as of December 31, 2005
Intangible assets	67.5	27.9	21.3	(1.0)	9.5	125.2
Property, plant and equipment	332.3	(42.0)	23.9	(9.5)		304.7
Total	**399.8**	**(14.1)**	**45.2**	**(10.5)**	**9.5**	**429.9**

Notes:
1) Net intangible assets and property, plant and equipment increased by 89.0 million euros, compared to the previous year. This increase mainly related to the first-time adoption in 2005 of the new accounting rules focusing on the definition, measurement, recognition, impairment and depreciation and amortization of assets.
These new rules primarily resulted in:
- *the transfer of deferred charges in the amount of 52.6 million euros to gross intangible assets and amortization for 80.9 and (28.3) million euros respectively corresponding to IT project development costs.*
- *the reclassification of straight-line amortization in the amount of 42.4 million euros to accelerated depreciation for the total amount as of January 1, 2005, arising from the extension of certain depreciation and amortization periods.*

2) Depreciation and amortization totaled 45.2 million euros in 2005.
With respect to disposals and retirements, depreciation and amortization for (10.5) million euros were reversed.
An amortization of 9.5 million euros was recognized for IT projects.
The extension of depreciation and amortization periods did not have any tax impact, as the useful lives remained unchanged.

2. Financial investments

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2005	Increases	Decreases	Gross value as of December 31, 2005
Equity investments				
Companies operating in France	4,609.0	148.1	(3.7)	4,753.4
Companies operating outside of France	2,492.0		(600.0)	1,892.0
Total	7,101.0	148.1	(603.7)	6,645.4
Loans to equity affiliates	1.7		(0.5)	1.2
Other long-term investment securities	178.9	59.8	(150.7)	88.0
Loans	9.1	0.3	(6.3)	3.1
Other	2.2	0.6	(0.3)	2.5
Total	**7,292.9**	**208.8**	**(761.5)**	**6,740.2**

Notes:

1) The increase in equity investments operating in France was primarily due to:
- *the value of the shares acquired from Société d'Oxygène et Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer in the amount of 147.4 million euros (price proposed to SOAEO shareholders),*
- *the purchase of securities from our subsidiary Cryolor for 0.4 million euros.*

2) The decrease in equity investments in companies operating in France was mainly due to:
- *the dissolution without liquidation of SEPAL for (1.9) million euros and Hysinco International for (0.9) million euros,*
- *the disposal of securities of Séchilienne-Sidec for (0.9) million euros.*

3) The decrease in equity investments in companies operating outside of France was due to the capital decrease (600 million euros) of Air Liquide Industrie Gmbh & Co KG.

4) The change in other long-term investment securities mainly corresponds to:
- *the acquisition of Company treasury shares pursuant to the fourth resolution of the Combined Shareholders' Meeting of May 12, 2005 for 59.8 million euros and the cancellation of these shares pursuant to the thirteenth resolution of the Combined Shareholders' Meeting of May 12, 2004 in the amount of (45.7) million euros,*
- *the exchange of Air Liquide's treasury shares for securities of Société Oxygène et Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer for (101.8) million euros,*
- *the sale of securities of Marais Participations for (3.2) million euros.*

In accordance with the provisions of article L 233-6 of the French Company Law, it should be noted that our Company performed the following transactions in 2005:
- *acquisition of shares of 13.22% owned Société d'Oxygène et d'Acétylène d'Extrême-Orient, as part of the simplified public exchange offer,*
- *disposal of 39.45% owned Séchilienne-Sidec,*
- *dissolution without liquidation of fully-owned Hysynco International,*
- *dissolution without liquidation of fully-owned SEPAL,*
- *disposal of 99.84% owned Air Liquide Environnement (now Air Liquide Russie) to Air Liquide International,*
- *creation of 99.88% owned Air Liquide Expansion,*
- *creation of 99.88% owned Air Liquide Exploitation,*
- *creation of 99.88% owned Air Liquide Management,*
- *creation of 99.88% owned Air Liquide Marketing,*
- *following the Air Liquide Trading (now Cryopal) capital increase, in consideration for a partial asset transfer from Taema, our investment in this company decreased from 99.76% to 1.24%.*

3. Shareholders's equity

As of December 31, 2005, share capital comprised 109,538,475 shares each with a par value of 11 euros.

The portion of share capital arising from the special revaluation reserve totals 71.4 million euros.

In millions of euros	As of December 31, 2004 (before appropriation of earnings)	Appropriation of 2004 net profit (following decision SHM of May 11, 2005)	Other changes	As of December 31, 2005 (before appropriation of earnings)
Share capital [1]	1,201.0		3.9	1,204.9
Additional paid-in capital [1]	76.6		70.8	147.4
Special revaluation reserve	25.7		(0.2)	25.5
Reserves:				
. Legal reserve	110.9	9.2		120.1
. Tax-driven reserves [2]	350.6		(42.8)	307.8
. General reserve [1]	71.3		(42.3)	29.0
. Contingency reserve	69.5			69.5
. Depreciation and amortization fund	2.3			2.3
. Translation reserve	7.7			7.7
Retained earnings [3]	731.8	(16.5)	(20.9)	694.4
Net profit for the year	383.9	(383.9)	597.1	597.1
Accelerated depreciation [4]	9.5		39.6	49.1
Other tax-driven provisions	0.2			0.2
Total	**3,041.0**	**(391.2)[5]**	**605.2**	**3,255.0**

Notes:

(1) The change in the "Share capital", "Additional paid-in capital" and "General reserve" headings results from the following transactions:

• capital increases in the amount of 7.8 million euros that break down as follows:

- capital increase of 3.0 million euros, resulting from the exercise of 271,725 subscription options,

- capital increase of 4.8 million euros, acknowledged by the Management Board on December 12, 2005, resulting from the subscription of 435,927 shares by employees.

The "Additional paid-in capital" heading was increased by the amount of issue premiums relating to these capital increases i.e. 70.8 million euros.

• capital decrease by (3.9) million euros, decided by the Management Board on February 24, 2005, by canceling 350,000 treasury shares.

The "General reserve" heading was reduced by the amount of issue premiums relating to these shares, i.e. (41.8) million euros.

(2) The change in tax-driven reserves corresponds to the transfer of the special long-term capital gains reserve (42.8 million euros) to retained earnings in accordance with the provisions of the amended 2004 Finance Act on long-term capital gains regime changes Tax-driven reserves mainly comprise the reserve for transfer capital-gains (305.9 million euros).

(3) The change in "Retained earnings" mainly comprises the transfer of the special long-term capital gains reserve for 42.8 million euros, the transfer of a portion of deferred charges as of January 1, 2005 for (66.3) million euros pursuant to the new accounting rules for assets, the difference between the estimated bonus dividend and the bonus dividend actually paid and the cancellation of the dividend pertaining to treasury shares.

(4) The change in accelerated depreciation was due to the transfer of the difference in depreciation and amortization as of January 1, 2005 for 42.4 million euros arising from the extension of certain depreciation and amortization periods.

(5) Amounts distributed.

4. Impairment and provisions

Impairment

Impairment is recognized when the asset's carrying amount is lower than its entry value.

Impairment breaks down as follows:

In millions of euros	2004	2005
Intangible assets		9.5
Equity investments	36.8	48.7
Other long-term investment securities	12.5	12.5
Inventories and work-in-progress	7.7	5.0
Trade receivables and related accounts	16.1	16.1
Amounts receivable from affiliates and other receivables	1.9	1.8
Total	**75.0**	**93.6**

The net change in impairment is represented by charges for 30.5 million euros, utilizations for (5.5) million euros and cancellations for (6.4) million euros.

Tax-driven provisions

Tax-driven provisions break down as follows:

In millions of euros	2004	2005
Accelerated tax depreciation	9.5	49.1
Other special provisions in the form of a tax exemption	0.2	0.2
Total	**9.7**	**49.3**

The net change in accelerated depreciation is represented by net reversals and cancellations for (2.8) million euros, performed under normal depreciation and amortization policies.

The application of new accounting rules on assets led to the extension of certain depreciation and amortization periods. Hence, depreciation and amortization was reclassified to accelerated depreciation in the amount of 42.4 million euros.

The movements recorded in tax-driven provisions increased net profit for the year by 1.8 million euros. (2004: increase in net profit by 0.9 million euros)

Tax options were used to a maximum extent.

Provisions

Provisions include:

a) provisions for industrial tax and sales contingencies and litigation,

b) contingency provisions intended to cover:
- vesting rights with regard to retirement termination benefits,
- probable losses due to segmental risks or on the launch of new businesses.

c) provisions for restructuring expenses and jubilee awards.

Provisions break down as follows:

In millions of euros	2004	2005
Provisions for contingencies		
Provisions for contingencies and litigations	28.9	32.6
Other contingency provisions	30.7	38.0
Total	**59.6**	**70.6**
Provisions for losses	2.8	25.0
Total	**62.4**	**95.6**

The net change in provisions for contingencies and losses is represented by charges for 35.9 million euros, utilizations and cancellations for (3.2) million euros, and the recording of a provision for dismantling for 0.5 million euros in accordance with new accounting rules.

The provision for vested rights with regard to retirement termination benefits totaled 25.8 million euros. (2004: 18.6 million euros)

5. Debt maturity analysis, prepayments and deferred income

Assets

In millions of euros	2004 Gross	2005 Gross	2005 1 year or less	2005 More than 1 year
Loans to equity affiliates	1.7	1.2		1.2
Loans	9.1	3.1	1.1	2.0
Other long-term investments	2.2	2.5	2.0	0.5
Total	**13.0**	**6.8**	**3.1**	**3.7**
Trade receivables and related accounts [1]	438.1	393.3	393.2	0.1
Amounts receivable from affiliates and other receivables	583.2	685.0	629.6	55.4
Prepayments and miscellaneous	5.6	3.7	3.7	
Total	**1,026.9**	**1,082.0**	**1,026.5**	**55.5**
Grand total	**1,039.9**	**1,088.8**	**1,029.6**	**59.2**
	7.4	*7.1*	*7.1*	

(1) Of which notes receivable

Liabilities

In millions of euros	2004 Gross	2005 Gross	2005 1 year or less	2005 1 to 5 years	2005 More than 5 years
Other bonds	1,000.0	1,000.0		500.0	500.0
Bank borrowings [1]	2,129.1	923.7	18.7	832.5	72.5
Other borrowings	45.7	45.0	26.2	18.8	
Payments received from customers	109.8	95.5	58.3	22.3	14.9
Trade payables and related accounts [2]	274.7	248.7	248.7		
Tax and employee-related liabilities	117.7	202.5	202.0	0.5	
Amounts payable in respect of fixed assets and related a/cs [3]	4.6	5.0	5.0		
Amounts receivable from affiliates and other receivables	1,818.5	2,170.0	2,170.0		
Unrealized foreign exchange gains	30.4	30.7	30.7		
Grand total	**5,530.5**	**4,721.1**	**2,759.6**	**1,374.1**	**587.4**
	4.1	*18.1*	*18.1*		

(1) Of which current bank loans and credit balance bank accounts
(2) Of which notes payable
(3) Of which notes payable on non-current assets

6. Accrued income and accrued expenses

In millions of euros	2004	2005
Accrued income		
Accrued income included in the following balance sheet items:		
Trade receivables and related accounts	6.6	2.7
Amounts receivable from affiliates and other receivables	9.0	13.4
Total	15.6	16.1
Accrued expenses		
Accrued expenses included in the following balance sheet items:		
Other bonds		
Bank borrowings		
Other borrowings	0.9	1.0
Trade payables and related accounts	95.3	49.0
Tax and employee-related liabilities	48.8	43.9
Amounts payable on fixed assets and related ac/s	0.3	0.4
Amounts payable to affiliates and other liabilities	48.6	48.9
Total	193.9	143.2

7. Prepayments, deferred income and deferred charges

Prepayments and deferred income include income and expense items recorded during the period but relating to a subsequent period.

The decline in deferred charges, due to the new accounting rules applicable as of January 1, 2005, concerned the development costs of certain information system projects transferred to intangible assets for a net amount of (52.6) million euros, and the costs incurred in the acquisition of Messer group activities transferred to retained earnings for (66.3) million euros.

·.· ıssue premiums were maintained in deferred charges.

ıems concerning related undertakings

In millions of euros	2004 Gross	2004 Of which related undertakings	2005 Gross	2005 Of which related undertakings
Balance sheet				
Trade receivables and related accounts	438.1	81.9	393.3	57.4
Amounts receivable from affiliates and other receivables	583.2	538.0	685.0	569.4
Other borrowings	45.7	5.5	45.0	
Trade payables and related accounts (including amounts payable on fixed assets)	279.3	180.5	248.7	160.6
Amounts payable to affiliates and other liabilities	1,818.5	1,753.9	2,170.0	2,109.4
Income statement				
Financial expenses	129.8	55.9	160.4	114.4
Financial income	448.2	440.7	538.9	531.1

9. Off-balance sheet commitments

Off-balance sheet commitments break down as follows:

In millions of euros	2004	2005
Commitments received		
Endorsements, securities and guarantees received	0.8	0.8
Total	**0.8**	**0.8**
Commitments given		
Endorsements, securities and guarantees given	46.6	27.7
Finance lease instalments payable	2.3	1.1
To Air Liquide Finance and Air Liquide US LLC on transactions performed	1,135.6	1,140.0
Total	**1,184.5**	**1,168.8**

To separate industrial activities from financing activities, L'Air Liquide S.A. set up Air Liquide Finance, a fully-owned French subsidiary. In addition, Air Liquide Finance set up the fully-owned Air Liquide US LLC, in order to borrow from the US market.

In 2001, L'Air Liquide S.A. transferred to Air Liquide Finance the cash and interest rate risk financing and management activity for the Group.

Insofar as the sole activity of Air Liquide Finance and Air Liquide US LLC is the Group's financing, L'Air Liquide S.A. is required to guarantee the issues performed by these companies.

10. Net sales

In millions of euros	2004	2005
Breakdown by business sector		
Gas and Services	1,169.5	1,260.5
Engineering and Construction	178.1	199.6
Total	**1,347.6**	**1,460.1**
Breakdown by geographical area		
France	1,266.5	1,395.0
Abroad	81.1	65.1
Total	**1,347,6**	**1,460.1**

Total net sales as of December 31, 2005 increased by 8.4%.

Gas and Services net sales rose by 7.8%.

Engineering and Construction net sales, recorded using the completed contract method, increased by 12.1%, but varied from quarter to quarter or period to period depending on the invoicing dates.

11. Expense reclassifications

In 2005, expense reclassifications principally include the reclassfication to exceptional items of the expenditure incurred following claims with regard to collected insurance compensation (2.8 million euros).

In 2004, expense classifications mainly included:

- the transfer to deferred charges of the costs incurred in 2004 during the acquisition of Messer group activities (70 million euros) and the transfer to exceptional expenses of the amortization of these deferred charges (9.3 million euros),
- the transfer to deferred charges of the development costs of certain IT projects (30.2 million euros),
- the reclassification to exceptional items of the expenditure incurred following claims with regard to collected insurance compensation (3 million euros).

12. Exceptional income and expenses

Exceptional income and expenses in 2005 mainly comprise:

• the capital gain recorded with respect to the disposal of Séchilienne-Sidec securities in the amount of 161.3 million euros,

• the capital gain arising from the exchange of L'Air Liquide S.A. treasury shares for shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer in the amount of 24.4 million euros,

• a provision for the reorganization of the industrial customers activity and an exceptional amortization for IT projects (30.7 million euros), an additional provision for retirement termination benefits (7.2 million euros) and provisions for technological risks (5.3 million euros).

In 2004, they primarily included:

• the reversal of a liability relating to the tax consolidation regime in the amount of 50.6 million euros,

• provisions relating to technological risks (20 million euros) and the exceptional amortization of IT projects (35.9 million euros).

13. Retirement and similar plans

Group retirement benefit guarantee agreement

The Company and a number of subsidiaries in France under the same Group agreement grant:

Additional benefits to retirees (5,081 retirees as of December 31, 2005) and to employees over 45, or with more than 20 years of service as of January 1, 1996 (916 employees as of December 31, 2005). These benefits provide a supplemental retirement income based on final pay, which is paid in addition to the other normal retirement benefits. This plan was terminated on February 1, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the companies involved. As a consequence of the plan's termination, this 12% value will be reduced starting in 2010, based on the annual decrease in the number of retirees. The contributions amounted to 34.0 million euros in 2005 (32.4 million euros in 2004) after reinvoicing subsidiaries. Without the limits described above, the actuarial value of the annual contributions paid to retirees and those eligible as of December 31, 2005, would be equal to around 699.9 million euros (527.3 million euros for retirees and 172.6 million euros for active employees).

Up to 10.9 million euros will be reallocated to the subsidiaries of L'Air Liquide S.A. included within the scope of the Group agreement.

Externally funded plan

An externally funded defined contribution plan for other employees not in the plan mentioned above (4,571 employees as of December 31, 2005) with at least one year of service. Contributions to this plan are jointly paid by the employer and employee. For fiscal year 2005, employer contributions amounted to 5.2 million euros (5.5 million euros in 2004).

Retirement termination benefits and long-service medals

The corresponding obligations are provided for respectively in the amount of 25.8 million euros net of tax and 2.5 million euros.

Calculation of actuarial assumptions and methods

The calculations with respect to the Group's retirement benefit guarantee agreement, retirement termination benefits and long-service medals are performed by independent actuaries using the projected unit credit method.

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the plan assets are amortized on the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions.

The discount rates used to determine the present value of obligations are based on Government bonds or High-quality Corporate bonds, with the same duration as the obligations at the valuation date.

Evolution of retirement obligations and similar benefits

Company obligations with respect to pension plans and similar benefits break down as follows:

In millions of euros	Defined benefit plan	Retirement indemnities	Long service awards	Total
Obligation as of December 31, 2004	**623.7**	**36.1**	**2.3**	**662.1**
Service cost	6.7	1.7	0.1	8.5
Interest cost	29.3	1.7	0.1	31.1
Employee contributions				
Plan amendments	6.4			6.4
Curtailment / Settlement				
Acquisition / (Divestment) / Merger				
Benefit payments	(37.7)	(3.5)	(0.1)	(41.3)
Actuarial (gains) / losses	71.5	3.7	0.1	75.3
Exchange rate movements				
Obligation as of December 31, 2005	**699.9**	**39.7**	**2.5**	**742.1**

14. Statutory employee profit-sharing

The statutory employee profit-sharing was calculated under the terms and conditions of the agreement concluded on June 26, 1998, in addition to the amendments of September 7, 1998 and June 13, 2000 and registered with the French Labor Ministry on June 29, 1998, September 18, 1998 and June 23, 2000 respectively.

15. Corporate income tax

Corporate income tax totaled 33.8 million euros, compared to 10 million in 2004.

It breaks down as follows, after appropriation of add-backs, deductions and tax credits relating to profits:

In millions of euros	2004	2005
Net profit from ordinary activities before tax	8.9	7.8
Net profit from exceptional items excluding transfers		24.0
Transfers		
Additional contributions	1.1	2.0
Total	**10.0**	**33.8**

In accordance with the provisions of article 223 quater (iv) of the General Tax Code, it should be noted that depreciation and amortization and lease payments considered as non-deductible under article 39.4 of the same code amounted to 0.4 million euros (2004: 0.4 million euros).

The Company adopted the tax consolidation regime to determine corporate income tax.

16. Deferred taxes

Deferred taxes arise from the timing differences between the tax regime and the accounting treatment of income and expenses. According to the nature of the differences, these deferred taxes, which, pursuant to the provisions of the chart of accounts are not recorded, will increase or decrease the future tax expense.

Deferred taxes as of December 31, 2005 are estimated as follows:

In millions of euros	2004	2005
Deferred tax assets (decrease in future tax expense)	8.1	14.5
Deferred tax liabilities (increase in future tax expense)	42.7	

Deferred taxes were calculated by taking into account the 3.3% social security contribution on earnings i.e. a general rate of 34.43%.

17. Remuneration allocated to members of management and supervisory bodies

The remuneration allocated by the Company to members of management and supervisory bodies respectively amount to:

In millions of euros	2005
Remuneration of Supervisory Board members	0.6
Remuneration of Management Board members	4.3
Total	**4.9**

In addition, the Company paid out 123,700 euros with respect to supplemental retirement and death, disability and related benefit plans.

18. Average number of employees

The monthly average number of the employees in 2005 was:

	2004	2005
Engineers and executives	1,713	1,815
Supervisory staff	2,324	2,318
Employees	208	170
Labourers	783	754
Total	**5,028**	**5,057**

19 - Information concerning subsidiaries and affiliates

En milliers d'euros	Share capital as of December 31st, 2005	Other equity as of December 31st, 2005	% share holding
A. Detailed information on affiliates whose carrying amounts exceeds 1% of the capital of the Company required to publish its financial statements			
I - Subsidiaries (more than 50% of capital held by the Company)			
a) Companies operating in France			
Air Liquide Santé (International) - 10, rue Cognacq-Jay - 75007 Paris	33,347	82,465	99.99
Société Immobilière de L'Air Liquide - 75, quai d'Orsay - 75007 Paris	50	(4,494) (1)	99.99
Air Liquide International (3) - 75, quai d'Orsay - 75007 Paris	2,200,908	1,752,944 (1)	99.99
Air Liquide Stockage - 6, rue Cognacq-Jay - 75007 Paris	224,793	2,721	100.00
Société des Gaz Industriels de France - 6, rue Cognacq-Jay - 75007 Paris	115,138	57,195	65.13
Chemoxal - 75, quai d'Orsay - 75007 Paris	30,036	3,389	99.99
Société Industrielle des Gaz de l'Air - 75, quai d'Orsay - 75007 Paris	34,513	(5,296)	99.58
Altal - 75, quai d'Orsay - 75007 Paris	15,292	961	99.99
Air Liquide Finance - 6, rue Cognacq-Jay - 75007 Paris	33,600	11,713	99.99
Air Liquide Engineering - 6, rue Cognacq-Jay - 75007 Paris	12,000	13,729	99.99
Air Liquide Services (3) - 6, rue Cognacq-Jay - 75007 Paris	22,565	(5,194)	99.99
b) Companies operating outside of France			
Air Liquide Industriegase GmbH & Co KG Hans-Günther-Sohl-Strasse 5 - 40235 Düsseldorf - Germany	1,880,010	1,010	100.00
II - Affiliates (10 to 50% of capital held by the Company)			
a) Companies operating in France			
Société d'Oxygène et d'Acétylène d'Extrême-Orient (2) (3) - 75, quai d'Orsay - 75007 Paris	23,460	93,430	13.22
Air Liquide Santé France - 10, rue Cognacq-Jay - 75007 Paris	10,403	40,901	10.12
b) Companies operating outside of France - None			
B. General information on other subsidiaries and affiliates			
I - Subsidiaries not includes in I			
a) French subsidiaries (together)			
b) foreign subsidiaries (together)			
II - Affiliates non included in II			
a) french companies (together)			
b) foreign companies (together)			

(1) Air Liquide International and Société Immobilière de L'Air Liquide pay a portion of their dividend in the form of an interim dividend.
(2) All the activities mainly performed through subsidiaries.
(3) Holding.

Carrying amount of shares held after the revaluations of 1976, 1978 and 1979 – Gross	Net	of which revaluation difference	Loans and advances granted by the Company and not repaid	Guarantees and endorsements given by the Company	2005 net sales	Net profit (or loss) for 2005	Dividends collected by the Company during 2005
110,808	110,808	6,301			18,054	30,029	20,842
16,109	16,109	16,071			7,609	4,938	5,188 (1)
3,852,895	3,852,895	21,186				311,067	470,994 (1)
225,189	225,189				45,500	177	
115,148	115,148				326,625	(8,449)	
30,326	30,326				2,051	10,730	9,454
35,575	35,575				86	(785)	
16,150	15,920				93,406	(341)	
34,501	34,501			1,140,000		10,864	
16,028	16,028				282,412	(1,119)	
38,772	17,371					647	
1,880,010	1,880,010				44,753	109,159	
147,455	147,455					29,813	
20,388	20,388				194,372	15,804	1,629
93,682	67,387	2,348	1,621	440			8,698
331	331						
152	152						
10,505	9,769						4,457

82-522

Marketable securities held in portfolio as of December 31, 2005

Number of shares units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations (in thousands of euros)
A. Shares with a net carrying value exceeding 15,245 euros per share category or shareholding			
I - Equity investments			
		1. French companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	
146,727,162	99.99	Air Liquide International	3,852,895
22,479,281	100.00	Air Liquide Stockage	225,189
1,017,060	13.22	Société d'Oxygène et d'Acétylène d'Extrême-Orient	147,455
491,714	65.13	Société des Gaz Industriels de France	115,148
2,084,151	99.99	Air Liquide Santé (International)	110,808
2,291,089	99.58	Société Industrielle des Gaz de l'Air	35,575
2,799,994	99.99	Air Liquide Finance	34,501
1,969,564	99.99	Chemoxal	30,326
70,184	10.12	Air Liquide Santé France	20,388
1,880,435	99.99	Air Liquide Services	17,371
749,994	99.99	Air Liquide Engineering	16,028
955,725	99.99	Altal	15,920
58,951	89.18	Carbonique Française - Azote et Produits Chimiques - CAPEC	11,305
1,434,810	99.99	Air Liquide Participations	9,328
488,345	76.49	Air Liquide Electronics Materials	7,445
437,783	99.99	Air Liquide Electronics Systems	6,674
299,994	99.99	Sudac Air Service	4,848
244,317	98.36	Aqualung International	4,147
194,994	99.99	Cryolor	4,003
239,194	99.99	Azérus	3,647
1,001,290	99.99	Axane	3,440
2,495	99.80	Carbo 2	3,404
179,994	99.99	Sicogef	2,744
39,995	99.99	Sorgal	1,975
59,104	99.99	Baikowski Soudage	1,296
36,735	99.47	Société d'Utilisation Scientifique et Industrielle du Froid	1,105
40,493	99.98	Air Liquide Europe Centrale et Orientale	617
352,943	99.99	Air Liquide Innovation	454
319,797	99.94	Société Anonyme Française Péroune	159
9,985	49.92	Fabriques d'Oxygène du Sud-Ouest Réunies	152
5,000	100.00	Air Liquide Production	50
4,994	99.88	Air Liquide Expansion	50
4,994	99.88	Air Liquide Exploitation	50
4,994	99.88	Air Liquide Management	50
4,994	99.88	Air Liquide Marketing	50
3,194	99.81	Air Liquide Cryogénic Services	48
2,494	1.24	Cryopal	38
2,494	0.82	Bioxal	38
3,694	99.84	Air Liquide Hydrogène	37
			4,688,758
		2. Foreign companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	**1,891,365**

82-522

Number of shares/units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations in thousands of euros
II - Other long-term investment securities			
		1. French companies	
		a/ Listed securities	
537,375	0.49	Treasury shares	74,941
			74,941
		b/ Unlisted securities	
742,322	1.86	Arianespace Participation	456
			456
		2. Foreign companies	
		None	
III - Marketable securities		None	
B. Securities with a net carrying amount of less than 15,245 euros			
		a/ Equity investments	20
		b/ Other long-term investment securities	21
			41
C. Investments in real estate companies			
		(Unlisted securities)	16,649
		Grand total (A + B + C)	**6,672,210**

82-52



Statutory auditors' report on the annual financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the management report.

This report, [together with the statutory auditors' report addressing financial and accounting information in the Chairman of Supervisory Board Presidents' report on internal control], should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

(Free translation of a French language original)

In compliance with the assignment entrusted to us by your Shareholder's Meeting, we hereby report to you, for the year ended December 31, 2005, on:

- the audit of the accompanying financial statements of the L'Air Liquide S.A.,
- the justification of our assessments,
- the specific verifications and information required by law.

These annual financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France ; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion and in accordance with the article L 232-6 of the French Company Law *(Code de commerce)*, we draw your attention to the matter discussed in the preliminary note to the financial statements ("New accounting policies") which explains the changes in accounting policies arising from the first application of new French Standards related to the definition and valuation of assets, [règlements 2002-10 et 2004-06 of the Comité de Réglementation Comptable relatifs aux actifs], effective as of January 1st, 2005.

Justification of our assessments

In accordance with the requirements of article L 823-9 of the French Company Law *(Code de commerce)* relating to the justification of our assessments, we draw your attention to the following matters:

- As part of our assessment of the accounting principles and methods applied by the Company, we obtained assurance about the appropriateness of the changes in accounting methods set out above and of the description thereof provided in the financial statements.
- Investments are valued in accordance with the valuation methods described in the note 2d to the financial statements. We assessed the approach and the estimates used by the Company were reasonable, and checked the depreciation computation, if any. We have no matters to report regarding these assessments.

These assessments were made in the context of the performance of our audit of the financial statements of the Company taken as a whole and therefore contribute to the expression of the overall opinion expressed in the first part of this report.

Specific verifications and information

We have also performed the specific verifications required by law, in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the consistency with the financial statements of the information given in the Directors' Management Report and in the documents sent to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we ensured ourselves that the information relating to the acquisition of interests or control and the identity of the holders of share capital and voting rights have been presented in the Management Report.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD	ERNST & YOUNG Audit
Frédéric ALLILAIRE	Olivier BREILLOT

Five year summary

(Articles 133, 135 and 148 of Decree 67-236 of March 23, 1967)

	2001	2002	2003	2004	2005
I - Share capital at the end of the year					
a) Share capital (in euros) [1][2][3]	999,036,313	1,109,002,851	1,099,042,087	1,200,989,053	1,204,923,225
b) Number of outstanding ordinary shares	90,821,483	100,818,441	99,912,917	109,180,823	109,538,475
c) Number of shares with bonus dividend entitlement [4]	23,315,671	24,489,228	24,266,063	25,876,746	27,264,001
d) Number of outstanding preferred dividend shares (without voting rights)					
e) Maximum number of shares to be created					
e.1 by conversion of bonds					
e.2 by exercise of subscription rights					
II - Operations and results of the year (in millions of euros)					
a) Net sales	1,260.7	1,207.1	1,317.6	1,347.6	1,460.1
b) Net profit before tax, employee profit-sharing, but before depreciation, amortization and provisions [5]	423.7	404.1	436.6	553.8	563.9
c) Corporate income tax	36.6	16.6	84.4	10.0	33.8
d) Employee profit-sharing for the year	1.8	2.0	3.2	2.0	1.7
e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions [5]	318.9	324.5	328.4	383.9	441.3
f) Non-recurring capital gains or losses [6]	3.0		83.9		155.8
g) Net profit	321.9	324.5	412.3	383.9	597.1
Distributed profit [7]	366.1	414.4	336.2	391.2	432.1
Per share data (in euros)					
Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions [5]					
• over the number of ordinary shares outstanding	4.24	3.82	4.16	4.96	5.06
• over the adjusted number of shares [8]	3.48	3.52	3.83	5.02	5.14
b) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions [5]					
• over the number of ordinary shares outstanding	3.54	3.22	3.29	3.52	4.03
• over the adjusted number of shares [8]	2.91	2.96	3.02	3.56	4.10
c) Dividend allocated to each share					
• over the number of ordinary shares outstanding	3.20	3.20	3.20	3.50	3.85
• over the adjusted number of shares [9]	2.57	2.90	2.90	3.50	3.85
d) Bonus dividend					
• over the number of beneficiary shares	0.32	0.32	0.32	0.35	0.38
• over the number of adjusted shares [9]	0.26	0.29	0.29	0.35	0.38
IV - Employees working in France					
a) Average number of salaried employees during the year [10]	4 499	4 523	4 980	5 028	5 057
b) Total payroll for the year (in millions of euros) [10]	182.1	183.4	208.3	218.8	228.2
c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc) and provisions for paid vacations (in million of euros) [10]	139.4	138.5	154.9	170.3	179.4

(1) Using the authorization granted by the resolutions of the Combined Shareholders' Meeting of May 4, 2000, the Board of Directors made the following decision:
• in its meeting of March 1, 2001, capital decrease by cancellation of 1,000,000 treasury shares.

Using the authorization granted by the 5th resolution of the Combined Shareholders' Meeting of May 3, 2001, the 8th resolution of the Combined Shareholders' Meeting of April 30, 2002, the 9th resolution of the Combined Shareholders' Meeting of May 15, 2003, and the 13th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:
• in its meeting of February 25, 2002, capital decrease by cancellation of 1,500,000 treasury shares,
• in its meeting of February 25, 2003, capital decrease by cancellation of 1,000,000 treasury shares,
• in its meeting of February 25, 2004, capital decrease by cancellation of 1,000,000 treasury shares,
• in its meeting of February 24, 2005, capital decrease by cancellation of 350,000 treasury shares,

(2) Using the authorization granted by the 7th resolution of the Combined Shareholders' Meeting of May 12, 1999 and the 14th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:
• in its meeting of April 30, 2002, the granting for no consideration of one new share for eight existing shares (ranking for dividends as of 01.01.2002), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 1999 to June 14, 2002 (ranking for dividends as of 01.01.2002).
• in its meeting of May 12, 2004, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2002), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2001 to June 11, 2004 (ranking for dividends as of 01.01.2002).

(3) Using the authorizations granted by the resolutions of the Extraordinary Shareholders' Meeting of May 22, 1996, the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, and the Combined Shareholders' Meeting of April 30, 2002, the Management Board noted:
• in its meeting of December 10, 2001, the employee-reserved issuance of 300,823 new shares, subscribed in cash at the price of 133 euros, (with a contribution of 30 euros per share up to a limit of 300 euros), with an issue premium of 122 euros (rank for dividends as of 01.01.2001).
• in its meeting of December 12, 2005, the employee-reserved issuance of 435,927 new shares, subscribed in cash at the price of 113 euros, (with contribution of 30 euros per share up to a limit of 300 euros), with an issue premium of 102 euros (rank for dividends as of 01.01.2005).
• in its meeting of January 19, 2005, the issuance of 6,025 shares arising from:
- the exercise of 2,044 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,915 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 66 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).
• in its meeting of February 24, 2005, the issuance of 3,193 shares arising from:
- the exercise of 2,050 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 1,000 options, in accordance with the deliberations of the Board of Directors on September 7, 2000
These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
-the exercise of 143 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).
• in its meeting of January 19, 2006, the issuance of 262,507 shares arising from:
- the exercise of 57,366 options, in accordance with the deliberations of the Board of Directors on May 22, 1996.
These shares were subscribed at the price of 82.29 euros, i.e. with a premium of 71.29 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,506 options, in accordance with the deliberations of the Board of Directors on September 24, 1997.These shares were subscribed at the price of 91.41 euros, i.e. with a premium of 80.41 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 57,498 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 135,289 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,095 options, in accordance with the deliberations of the Management Board on June 14, 2002.
These shares were subscribed at the price of 135.75 euros, i.e. with a premium of 124.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 5,753 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).

(4) As from December 31, 1995, shareholders holding their shares in registered form for at least two years at the period-end and who will retain these shares in this form until the dividend payment date, will receive a dividend with a 10% bonus compared to the dividend paid to other shares.
The difference between the bonus dividend calculated on the number of shares outstanding as of the period-end and the bonus dividend actually paid shall be allocated to retaining earnings.

(5) Net profit before transfer and disposal gains.

(6) Capital gains on transfers and disposals.

(7) Including equalization tax (68.0 million euros in 2001, 83.9 million euros in 2002 and 8.7 million euros in 2003).

(8) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.

(9) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital.

(10) Carboxyque Française, Cofigaz and Air Liquide Shared European Services were merged with L'Air Liquide S.A. with effect as of January 1, 2003.


Report


from the
Chairman
of the
Supervisory
Board

Contents

Report from the Chairman of the Supervisory Board

Preparation and organization of the work of the Supervisory Board

In 2005, the organizational structure of the Company comprised a Management Board and a Supervisory Board. The Combined Annual General Shareholders' Meeting of May 10, 2006 will be asked to adopt a Board of Directors structure.

■ Composition of the Supervisory Board

As of December 31, 2005, the Supervisory Board comprised nine members, appointed by the General Shareholders' Meeting for a period of four years. Members are selected based on their skills, integrity, independence and their firm commitment to the interests of all shareholders.

In addition, all members have recognized experience and skills in one or more fields relevant to the Company's activities: international expansion, industry, health, marketing, research, economics, and finance. The experience, nationalities, and cultures represented in Air Liquide's Supervisory Board complement each other and are quite diverse.

In accordance with the recommendations presented in the AFEP/MEDEF Report of October 2003, the Supervisory Board decided that a member of the Supervisory Board is independent when he/she has no relationship of any kind with the Company, its Group or its management which may interfere with his/her freedom to exercise his/her judgement. In this respect, the Supervisory Board identified a certain number of criteria to assess the independence of its members which are mainly based on the AFEP/MEDEF recommendations. An independent member must not:

- be, nor ever have been, an employee or officer of the Company,
- hold office as Chairman, Chief Executive Officer, Chairman or member of the Management Board of a company in which the Chairman of Air Liquide's Supervisory Board or a member of the Management Board is a director or a member of the Supervisory Board,
- have a business relationship with the Air Liquide group representing a significant part of the activity either of Air Liquide, or of the company in which the member of the Supervisory Board is an officer,
- have any close family ties to a member of the Management Board.

The Supervisory Board did not consider that terms of office exceeding 12 years would disqualify a member as an independent member. Conversely, former employees or officers of the Company may not be considered as independent even if the termination of their term of office goes back more than 5 years.

Based on these criteria, the Supervisory Board determined that, as of December 31, 2005, the following members are independent: Béatrice Majnoni d'Intignano, Sir Lindsay Owen-Jones, Thierry Desmarest, Cornelis van Lede, Gérard de La Martinière, Professor Rolf Krebs and Thierry Peugeot. Thus, seven of the nine members of the Supervisory Board are independent.

The Supervisory Board also considered that, subject to the approval of the new management structure of the Company, following the appointments to the Board of Directors submitted for approval to the Combined Annual General Shareholders' Meeting of May 10, 2006, the Board of Directors will be composed of 8 independent directors out of 11 i.e. the 7 previously mentioned members and Paul Skinner whose appointment is proposed to the shareholders for approval.

■ Role of the Supervisory Board - Relationship with the Management Board

The role of the Supervisory Board, as defined by law and in the Company's Articles of Association, is to continuously supervise the management of the Company exercised by the Management Board.

An internal document supplementing the Articles of Association, has been approved by the Supervisory Board. It sets out the guidelines directing the relationship between the Management Board and the Supervisory Board.

In particular, it describes how the following operate in practice:

- the Supervisory Board's right to information. Most of the information is provided either
(i) in quarterly reports in a format agreed upon with the Chairman of the Supervisory Board and presented by the Management Board
or
(ii) in documents based on a standard list, containing the information needed by the Supervisory Board to carry out its role,
- the Supervisory Board's right to monitor certain specific matters, in particular its review of the annual and half-yearly financial statements, the agenda for General Shareholders' Meetings, the Annual Report to the General Shareholders' Meeting, the report from the Internal Audit Department, and the Group's annual and strategic objectives,
- the Supervisory Board's own powers, for instance, to appoint members of the Management Board and its Chairman, to set their remuneration, to form committees, and to set Supervisory Board members' attendance fees,
- setting thresholds, above which certain key decisions listed in article 22 of the Articles of Association require prior authorization by the Supervisory Board:
  - sureties, warranties and guarantees above a unit amount of 80 million euros or for an annual combined amount above

250 million euros,
- sales or contributions of equity interests, sales of branches of activity, mergers or partial business transfers, above a unit amount of 150 million euros or for an annual combined amount, for each of these categories of transactions, above 300 million euros,
- pledging collateral above a unit amount of 80 million euros or for an annual combined amount above 150 million euros,
- commitments for investment or acquisitions above a unit amount of 250 million euros or for an annual combined amount above 400 million euros,
- financing operations involving sums that could substantially change the Group's financial structure,
- granting share options to employees or management,
- issuing securities granting access to capital,
- any transaction that could substantially change the Group's strategy,
- the Company's purchase of its own shares.

■ Functioning of the Supervisory Board

In addition, internal regulations set guidelines for the Supervisory Board's composition, encompassing the age balance, the total duration of terms of office, and the number of former Group officers. These internal regulations also prescribe the Supervisory Board's operating rules: conduct of meetings (number of meetings and participation by video-conference) and the formation of committees (purpose, rules of operation).

Furthermore, an internal code of conduct on the prevention of insider trading outlines the legal and regulatory obligations binding Supervisory Board members. This code of conduct also sets limits for dealing in Company shares, by defining abstention periods during which members may not trade in those shares.

The Supervisory Board ensures that an evaluation is carried out periodically of its composition, its organization and its functioning as well as those of its committees through individual assessment questionnaires completed by the Supervisory Board members.

The questionnaire includes specific sections relating to each committee ensuring that committee members may assess committees' functioning.

Responses are compiled in a summary report and provide the basis for action proposals which are then submitted to the Supervisory Board for approval. An update is made by the Supervisory Board on this topic once a year. A formal evaluation was carried out at the end of the 2002, 2004 and 2005 financial years.

Members of the Supervisory Board take the initiative of reporting their trades in Company shares to the French Financial Markets Authority (Autorité des Marchés Financiers), in accordance with prevailing regulations.

Under the Company's Articles of Association, each member of the Supervisory Board must hold at least 500 registered shares in the Company.

■ Work of the Supervisory Board in 2005

In 2005, the Supervisory Board met six times, with an average attendance rate of 98%.

The Supervisory Board dealt with a variety of matters tied to the following three areas:

Regular supervision of the management of the Group, mainly carried out by:

• the presentation of **quarterly reports** by the Management Board on the Group's activities and results; presentation of the annual objectives, and review of the consolidated and Company annual and half-yearly financial statements at the February and September meetings in the presence of the statutory auditors; in September 2005, the Supervisory Board reviewed the 2005 half-year financial statements prepared in accordance with IFRS and the key 2004 figures restated for comparison purposes,

• reviewing **reports** made of the five meetings of the **Audit and Accounts Committee,** and the two meetings of the Appointments and Remuneration Committee,

• using the **prior authorization** procedure provided for in the Articles of Association, in particular with respect to investments necessary for industrial projects or external growth during the year, the share buyback program, the share options scheme, sureties, terms and conditions of Group financing and the share capital increase reserved for employees performed in 2005,

• reviewing **corporate documents:** responding to applications from the Works Council, and reviewing the social report and forward-planning documents,

• reviewing reports presented by the Management Board on certain disposal (sale of Air Liquide's holding in the share capital of Séchilienne-Sidec) or reorganization (buyout of minority interests in SOAEO) transactions,

• preparing for the **Annual General Shareholders' Meeting** by reviewing the proposed Annual Report of the Management Board and the proposed agenda, profit allocation and draft resolutions for submission to the General Shareholders' Meeting, and, finally, by preparing the Supervisory Board's report to that Meeting.

Monitoring of issues of significance to the Group in 2005, including:

• the **strategic direction** of the Group: the Management Board and several operational managers made presentations to the Supervisory Board on development drivers and strategic goals identified in major markets in developed and emerging countries and through the development of innovative solutions. A special meeting to address the Group's strategic goals was held in June, followed by a presentation of developments within the Large Industries sector in November,

• **Air Liquide's shareholders base,**

• the **profit distribution policy,**

• the implementation by Air Liquide of the **corporate governance rules** recommended by the AFEP/MEDEF report of October 2003. A study carried out by the Company shows Air Liquide to be compliant with these recommendations in all material respects,

• on-site visits to industrial locations of the group and to certain major customers' sites and meetings with Group operational managers, at the time of a meeting of the Supervisory Board held outside corporate headquarters.

Corporate governing bodies

The Supervisory Board met without members of the Management Board, to consider:

• **Management Board activities:** at the recommendation of the Appointments and Remuneration Committee, the Supervisory Board evaluated the performance of the members of the Management Board for the 2004 financial year and set the variable portion of Management Board members' remuneration for such year and the fixed portion and the principles applicable to the variable portion for 2005;

• **Specific functioning of the Supervisory Board:**

- The Supervisory Board approved the proposed renewal of the terms of office of Alain Joly, Sir Lindsay Owen-Jones and Thierry Desmarest and the appointment to the Supervisory Board of Thierry Peugeot, submitted for approval to the General Shareholders' Meeting in May 2005 and renewed the appointment of Alain Joly as Chairman of the Supervisory Board. In addition, the Supervisory Board changed the composition of the Audit and Accounts Committee, by appointing Béatrice Majnoni d'Intignano and Professor Rolf Krebs to this Committee to replace Dennis Fetherstone and Sir Christopher Hogg whose terms of office expired and by entrusting the Chair of this Committee to Gérard de La Martinière, an independent member. The Supervisory Board also renewed the appointment of Alain Joly, Thierry Desmarest and Sir Lindsay Owen-Jones to the Appointments and Remuneration Committee. Alain Joly continues to chair this Committee.
- In 2005, emphasis was placed on broadening Supervisory Board members' understanding of the Group's businesses. To this end, the November meeting in Syracuse was accompanied by a number of on-site visits to Group locations and certain major customers' locations and by meetings with Group operational managers.
- This year again, the Supervisory Board conducted an assessment of its operation through individual assessment questionnaires completed by Supervisory Board members. Responses were compiled in a summary report on the basis of which the Supervisory Board decided that, besides the regular report on the group financial policy which is made to the Audit and Accounts Committee, a summary report would be made to the Supervisory Board on this topic once a year and that reports on risk management would be reinforced. The Supervisory Board also set the rules for determining its members' attendance fees for the year.
- Finally, during a special meeting held in December 2005, the Supervisory Board assessed the different management structures available to the Company, to take account of the age limits applicable to the Chairman of the Supervisory Board pursuant to the Articles of Association. It was decided to ask the General Shareholders' Meeting of May 10, 2006 to approve a return to the traditional structure of the Company, based on a Board of Directors. If the shareholders approve such structure, the appointment of Benoît Potier as Chairman and Chief Executive Officer by the Board of Directors would then be proposed. This matter is discussed in greater detail in the Supervisory Board report.

Several days prior to each of the Supervisory Board's meetings, a file of meeting documentation dealing with key items on the agenda is sent out to Supervisory Board members. Every meeting includes a detailed presentation by the Chairman of the Management Board with the assistance of the members of the Management Board on all agenda items. On specific issues, members of the Executive Committee may be asked to provide their input. In addition, the statutory auditors are involved in meetings where financial statements are reviewed. Presentations give rise to questions and discussions before resolutions are put to a vote. Detailed written minutes are sent to members for review and comment before being approved by the Supervisory Board at the next meeting.

Committees

The Supervisory Board has formed two committees:

The Audit and Accounts Committee

As of December 31, 2005, the Audit and Accounts Committee had four members: Gérard de La Martinière, Chairman of the Committee, Édouard de Royere, Béatrice Majnoni d'Intignano and Professor Rolf Krebs. Of the four Committee members, three are independent. The Chairman is an independent member. Committee members combine experience in business management with economic, financial and accounting expertise. Information on the accounting, financial and operational specificities of the Company is organized, on request, for any member of the Audit and Accounts Committee.

Composition and purpose as defined in the Company's internal regulations

• The Audit and Accounts Committee must include four or five members of the Supervisory Board and at least two-thirds of its members must be independent.

• The Committee obtains information jointly or, to compare different points of view, separately, from the Management Board, the Finance, Administration and Legal departments, the Internal Audit Department, and the statutory auditors. Relying on its members' business judgement based on professional experience, the Committee forms a reasonable judgement on the financial statements approved by the Management Board, on the accounting

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methods used, on the existence and operation of internal control structures and procedures making it possible to mitigate risks incurred, and the way these methods and procedures are applied and on the selection and renewal of the statutory auditors. The Committee reviews the selection procedures and gives advice on the choice of auditors and on the rotation of signing partners and reviews the nature of their work and the amount of their fees.

• The Committee meets at least three times each year, and always before the Supervisory Board meetings at which the Management Board presents the annual or half-yearly financial statements. The Committee reports on its work both orally and in writing to the Supervisory Board.

• The Committee can call on external experts for assistance.

The Committee's work in 2005

The Audit and Accounts Committee met five times, with an average attendance rate of 95%.

• The Committee held a special meeting in January to study the new international reporting standards (IFRS) and their potential impact on the financial statements of the Group.

• The Committee **reviewed** the consolidated and Company's annual and half-yearly financial statements and examined off-balance sheet items, taxation, non-recurring items, provisions, and the management of risk related to customers, countries and foreign exchange. In addition, in September, the Committee closely considered the impact of IFRS on the financial statements for the first half of 2005 and on 2004 restated comparative figures.

• The Committee also heard the **conclusions of the statutory auditors on these financial statements.**

• A report was presented to the Committee on the actions implemented by the Finance and Administration Department in order to carry out its activities with additional resources.

• A report was also presented to the Committee on the resources made available by the Internal Audit Department in order to carry out assignments appropriate to the Group's businesses. It heard the conclusions of the Internal Audit Department on the assignments performed.

• At the beginning of 2005, the Committee reviewed the statutory auditors' fees in respect of the prior year.

• In addition, the Committee received **specific presentations** on the following matters:
- the introduction of a single information system common to all Group entities in Europe, the roll-out schedule and preliminary results achieved;
- current procedures within the Group to deal with crisis situations;
- control procedures applicable to medium-sized acquisitions;
- the organization of external audit procedures presented by the statutory auditors.

• Several days prior to each meeting, a file of meeting documentation is sent to Committee members. Each Committee meeting is preceded by a preparatory meeting attended by the Committee Chairman assisted by the Committee secretary, a member of the Management Board and the Group executives who will make presentations to the Committee meeting. During the meeting, presentations are made either by the Finance Director, the Internal Audit Department, the management executive expert in the area under discussion or the statutory auditors. Presentations are made in the presence of a member of the Management Board, and are followed by discussion. The statutory auditors can also report in the absence of members of the Management Board. An oral, then a written report of each meeting is prepared for the Supervisory Board.

The Appointments and Remuneration Committee

As of December 31, 2005, the Appointments and Remuneration Committee had three members: Alain Joly, Chairman of the Committee, Thierry Desmarest and Sir Lindsay Owen-Jones. Of the three Committee members, two are independent.

Purpose

• The Committee's purpose is to regularly review the development of the Supervisory Board, and to propose candidates for new Supervisory Board members to recommend to the General Shareholders' Meeting. It also recommends to the Supervisory Board all the terms and conditions for the appointment and remuneration of Management Board members, as well as other conditions applicable to such members. These recommendations include the granting of share options and pension plans. The Committee also periodically reviews the development and performance of Management Board members.

• It reviews the remuneration policy determined by the Management Board for other members of the executive team, and requests submitted by the Management Board to the Supervisory Board to authorize the granting of options. The remuneration policy for members of the executive team takes into account market practices. Options are granted in order to align managers' interest more closely with the medium and long-term interests of shareholders.

• The Committee is also kept abreast of development plans concerning management teams.

• The Committee can be assisted by outside experts.

The Committee's work in 2005

The Appointments and Remuneration Committee met twice, with an attendance rate of 100%.

• At the beginning of 2005, the Committee reported its conclusions from earlier work on the composition of the Supervisory Board. As a result, it proposed the appointment to the Supervisory Board of Thierry Peugeot and the renewal of the terms of office of Alain Joly, Thierry Desmarest and Sir Lindsay Owen-Jones. Following approval by the Supervisory Board, these individuals were elected at the General Shareholders' Meeting in May, 2005.

During 2005, the Committee reviewed again the composition of the Supervisory Board, and presented its conclusions to the Supervisory Board, which formulated proposals for the renewal of the term of office of Béatrice Majnoni d'Intignano and the appointment of Paul Skinner, as presented in the Supervisory Board report.

• The Committee proposed to the Supervisory Board the appointment of Béatrice Majnoni d'Intignano and Professor Rolf Krebs to the Audit and Accounts Committee and the appointment of Gérard de La Martinière, an independent member, as Chairman.

• The Committee reviewed the amount of members' attendance fees received by Supervisory Board members, and the Supervisory Board formulated the principles for allocation and the amounts applicable for fiscal year 2005.

• At its first meeting in 2005, the committee reviewed the performance of Management Board members and communicated its conclusions to the Supervisory Board.

• The Committee was also informed of the Management Board's appraisal of the performance and potential for development of individual members of the Executive Committee.

• The Committee submitted proposals to the Supervisory Board for the setting of the variable remuneration portion for Management Board members for fiscal year 2004, based on the financial results and on individual performance appraisals.

• After review of all the terms and conditions under which Management Board members perform their duties (in particular, pensions and options previously granted) and the situation in the external marketplace, the Committee made proposals to the Supervisory Board regarding the fixed remuneration and the formulas for calculating the variable remuneration of Management Board members for fiscal year 2005.

• The Committee reviewed the personal situation of each member of the Board with regard to the independence criteria defined by the Supervisory Board and presented a number of recommendations.

• Finally, the Committee took due note that as a result of the age limits set by the Articles of Association, the term of office of Alain Joly as Chairman of the Supervisory Board would expire at the end of 2006. It therefore reviewed the various management structures available to the Company and proposed to the Supervisory Board a return to the traditional structure comprising a Board of Directors. It proposed the submission of this change for shareholder approval to the Combined Shareholders' Meeting of May 10, 2006.

Internal control procedures instituted by the Company

The elements of the present report have been compiled by the Group's Internal Audit Department Director in conjunction with the Board Secretary, having been solicited by the Chairman of the Supervisory Board for this purpose.

These elements were presented to the Management Board which judged them compliant with existing Group measures.

They were also presented to the statutory auditors in order to allow them to establish their own report, as well as the Audit and Accounts Committee and the Supervisory Board.

Objectives

Internal Control procedures are part of Group policies complied by the Company and that must be implemented by each entity according to each local situation. These Group policies rely on standards, charters, codes and rules, and may also include practices.

Group policies aim:

- to ensure that the activities and behavior of its members:
  - comply with current laws and regulations, internal standards and applicable good practices,
  - comply with the objectives defined by the Company, especially in terms of risk prevention and risk management policies.
- to verify that all financial information communicated either internally or externally gives a true and fair view of the situation and activity of the Group.

Internal Control procedures in and of themselves, as with other assurance procedures, cannot provide an absolute guarantee that all risks have been fully eliminated.

Within this context, during 2005 the Group undertook efforts with an objective of obtaining continuous improvement of the quality of Internal Control, notably:

- Documentation and roll-out of certain procedures (drafting of a Group Policy for the Protection of Information, broad deployment of the Industrial Management System – IMS – with a view to optimizing security and reliability, distribution of the Accounting Manual revamped for the introduction of IFRS).
- Publication and update of certain guides (Contractual Guide, Insurance Guide, Powers Guide).
- Reinforced communication of audit reports and follow-up of action plans that rely on documented work programs and standardized presentation formats.

Risk management

To ensure the continued development of its activities, the Group must actively pursue an approach to prevent and manage the risks (especially industrial and financial risks) to which it is exposed.

In terms of the Group's business activities, industrial risk management must essentially focus on prioritizing safety and security while maintaining permanent focus on the reliability of installations.

Financial risk management requires strict control over investments, combined with rigorous practices regarding the accounting and financial aspects of the activities.

Within this context, since 2004 the Group has increased documentation related to its risk management policy, which is supported by:

- a more complete identification of the different forms of risk encountered by the Company during the pursuit of business activity,
- the implementation of certain procedures and controls to better manage risks along with measures to mitigate potential financial impacts,
- the regular review of the policy by the Management Board. The Management Board, in turn, provides regular updates to the Supervisory Board.

Control environment

The control environment is an important element in effective risk management.

- It is primarily based on a highly consistent Group strategy, of which the main driving force is the internal growth of Company activities.

This strategy is relayed through management which centers on medium-term objectives that are categorized by business activity, as well as through a steering process based on annual budgetary objectives, which are further categorized down to the individual plan level.

- The control environment also depends on the strict control of Group investments, notably with:
  - a centralized, in-depth review of the details of investment requests (above certain thresholds) and of the medium and long-term contractual commitments which may arise there from,
  - control of investment decisions practised through the use of specific follow up of the authorizations granted;
  - a comparative analysis of investment profitability (for the most significant) **prior to**, and **subsequent to**, their execution.
- The control environment is strengthened by the independence of three key control bodies which report to the Management Board:
  - the Strategic **Objectives and Management Control Department** which monitors objectives on the basis of management control consistent with accounting reporting,

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- the **Finance and Accounting Department** which ensures:
  - the reliability of accounting and financial information,
  - Group financial risk management,
- the **Internal Audit Department** which verifies the effective application of internal control procedures in the framework of audits carried out according to a defined program presented to the Group's Audit and Accounts Committee. This program is developed based on risk analysis and is regularly followed up on by the Audit and Accounts Committee itself.

The Internal Audit Department largely relies on specific standards and processes that were redefined and harmonized since 2004 in order to improve the effectiveness and visibility of audits performed.

Audit reports are widely distributed (up to the Management Board level) and systematically supplemented by corrective action plans.

The audit reports, as well as subsequent follow-up reports, are the subject of various direct communications and discussions between the Internal Audit Department and the Company's statutory auditors.

• Finally, the control environment is completed by a framework of defined authorization and delegation limits:
- from the Management Board to members of the Executive Committee and certain central department executives, in order to define their power related to issuing commitments and payments for commercial operations (sales or purchases),
- from the Management Board to certain executives in charge of industrial sites, in order to ensure the prevention and control of industrial risks for the sites under their responsibility,
- from the Management Board to certain financial executives, in order to ensure the security of transactions and financial flows.

The managers of the various Group subsidiaries exercise their duties under the control of the Management Board while maintaining a respect for local rules and regulations.

They make sure that the policies and practices instituted are consistent with Group objectives, while being in accordance with the specific requirements of local law.

■ Internal control procedures

Procedures have been established and communicated by the Company to ensure that primary risks are addressed by the various entities in accordance with Group objectives.

The main procedures aim:

To ensure the safety and security of employees, products and installations, as well as the reliability of operations with a respect for the rules and regulations for accident prevention

In order to achieve this, in 2004 the Company realigned the multiple Group policies related to safety and risk management.

A new Industrial Management System (IMS), which is designed to strengthen the overall process of safety and risk management was defined, formalized and distributed to all Group entities.

Following the roll-out of the IMS to certain pilot sites in 2004, the new system was extended to some 85 subsidiaries and departments in 2005, representing 85% of group sales. The Executive Committee receives regular updates on the implementation of this program.

The IMS is based on:

• **empowerment of the entities' Executive Management** for the effective implementation of this system.

• **ehe issue of key management and organizational procedures** that aim to ensure the approach towards:
- industrial regulatory compliance,
- design validation,
- risk Management,
- occupational Health, Safety and Environment,
- technical training and certification of personnel,
- implementation of Group operating and maintenance procedures,
- procurement and Contract Services,
- change management,
- proactive analysis and treatment of both incidents and accidents,
- management reviews and Industrial Audits.

• **shared technical standards within Group entities.**

The Safety and Risk Management Department (DMRS) and the relevant Industrial Departments supervise and control the effective implementation of IMS, by notably relying on:
- continually increasing team awareness by providing specifically related training, and the distribution of a monthly security report available to all employees on the Group Intranet,
- a monthly presentation of indicators relating to safety and security performance, based on the reporting of accidents or near accidents. This report enables progress to be measured in achieving the Group objective of "zero accidents",
- a quarterly presentation of indicators relating to reliability performance, based on the reporting of availability levels and the reliability of installations,
- audits carried out in conjunction with the Industrial Departments to ensure the effective implementation of the system and the compliance of operations with Group security rules.

To ensure the protection of IT data and assets of the Group:

In order to achieve this, the Group implemented a Group Policy for the Protection of Information, which aims to:
- protect the confidentiality, integrity, availability and traceability of information,
- ensure the availability and continuity of information systems,
- pay particular attention to the respect of legal and regulatory provisions.

The roll-out of this policy was launched in 2005. It defines:

- the fundamental management rules to be implemented in each Group entity,
- the key principles to be respected by all users.

To ensure that laws, regulations and internal management rules are respected within the Group, notably in the legal and Intellectual Property areas

In conducting their activities, the various Group entities rely on the charters, guidelines or reference frameworks issued by the major support departments of the Company, notably:

- for the legal area:
  - various contractual guides, with in 2005, the in-depth overhaul of the Large Industries Guide and the publication of an Electronics Guide,
  - powers, Limitations and Delegation Guide for use by Group entities,
  - insurance Guide for all Group entities,
  - instructions on how to behave in order to comply with competition laws (primarily in Europe and the United States),
- for the intellectual property area:
  - procedures aiming on the one hand to ensure respect by Air Liquide for valid patents held by third parties notably in the field of cryogenic production, and on the other hand to protect the Group's own intellectual property,
  - a policy for the protection of Group inventions based on their identification (on an official filing basis) and favoring the recognition of their inventors.

anage and minimize financial risk

; Company has defined a financial policy that is subject to reg- ar review. This policy, which is widely distributed to the Group enti- es, states the principles and procedures for the management of inancial risk to which the activity is exposed, notably in relation to:

- **liquidity risks:** the Company has defined rules aimed at ensuring an appropriate level of commitment and diversification (cash and maturities) for all sources of financing at Group level,
- **counterparty risk:** the Company has defined rules aimed at ensuring that there is sufficient diversification and financial solidity of counterparties at Group level (commitment limits/ minimum rating),
- **exchange and interest rate risks:** the Company has defined methods, managed on a centralized basis for the hedging of interest rates related to debt that is carried in major currencies (principally, Euro, USD, JPY) with:
  - a selection of authorized tools,
  - the steps involved in the hedging decision process,
  - the methods for the execution of transactions.

For other foreign currency debts, rules have been defined in order to ensure that the decentralized transactions initiated to cover exchange risks are consistent with Group objectives.

The Company has also defined methods for exchange risk hedging in terms of the choice of tools, the decision process and the execution of transactions.

These measures are completed by treasury management rules that are aimed at ensuring secure transactions, adapted to local circumstances and compliant with the regulations in force.

The application of this financial policy is controlled by the Finance and Accounting Department. To this end, certain transactions are executed on a centralized basis (management of debt and interest rates), which is completed by consolidated reports provided by various Group entities on a monthly or quarterly basis, depending on their debt level.

The Finance and Accounting Department answers to the Finance Committee regarding the effective execution of the policy and submits future transactions to the Committee for approval. The Finance Committee regularly reviews the rules governing the financial policy applicable within the Group.

To ensure the reliability of financial and accounting information

In order to ensure the quality and reliability of financial and accounting information produced, the Group primarily relies on a defined framework of accounting principles and standards as well as a dual reporting system that has both management and accounting inputs with data being systematically compared by independent but interactive departments.

- In preparation of the publication of the first financial statements in accordance with IFRS as of December 31, 2005, the Company continued the significant efforts launched in 2004 with the:
  - adaptation of accounting and management reporting to take account of new IFRS requirements,
  - continued training of the various Group entities in the application of these new standards,
  - the distribution of the Group Accounting Manual, completely revamped for the application of IFRS, to all Group entities. This manual defines the accounting rules and principles as well as the consolidation methods applicable within the Group and states the formats applicable within the Group for reporting financial and accounting information.
- Management Control reporting and accounting reporting are each prepared under the responsibility of independent but interactive departments that follow identical methods and principles.
  - this independence allows for the enhancement of information and analysis through the use of complementary indicators and data,
  - the fact that these bodies are interactive provides for better control concerning the reliability of information through the systematic and regular reconciliation of data. Data consolidation is ensured by the Central Finance and Accounting Department.

This primarily includes the following:

• **monthly management reporting, known as the "Monthly Flash Report".** It provides information on sales and the main financial indicators: Statement of earnings, funds from operations (cash flow), net indebtedness and amount of investments authorized and committed,

• **quarterly reporting, known as the "Management Control Report".** It provides details of the primary items of the Statement of earnings, Balance sheet and Statement of changes in financial position.
These two documents are compiled by each entity according to a predefined timetable.
They are systematically accompanied by comments on activities drawn up by the director and the controller within the entity, and are consolidated at Group level with details for each business activity.

• **quarterly reporting for accounting consolidation** is complied by each subsidiary which, in addition, must provide (on a semi-annual basis) information on off-balance sheet commitments that may include:
- energy purchases,
- financial guarantees and deposits,
- all other contractual commitments, and in particular information on operating leases.

Accounting consolidation and monthly reporting are sent to the Central Consolidation Department whose duty, in conjunction with the Strategic Objectives and Management Control Department, is to analyze and comment on the results, and to identify and explain any differences with respect to the forecasts that were made.

Through regular controls, the Finance and Accounting Department ensures the effective application of accounting methods and principles by the various Group entities.

It also relies on audits carried out by the Internal Audit Department with which it has regular contact.

The quality and reliability of financial and accounting information also depends on information systems which are becoming increasingly integrated (such as ERP).

Statutory auditors through their work ensure that reported financial information complies with the rules defined.

Control bodies

The Supervisory Board exercises its control over Group management through various reports it receives from the Management Board and, relying on work done by the Audit and Accounts Committee, according to the methods and principles described above (reports, debriefings, etc).

The Management Board ensures risk management, notably through the existing reporting and through the following:

• executive Committee meetings, with debriefings from the Safety and Risk Management Department (DMRS) regarding Group performance in terms of security and the progress of actions underway,

• investment and Operations Committee meetings that it oversees,

• work done by the Finance and Accounting Departments, the Strategic Objectives and Management Control Department and the Internal Audit Department which report directly to the Management Board,

• finance Committee meetings that determine the Group's financial policy.

These control measures are enhanced by the involvement of entity departments and the Executive Committee in the implementation and follow-up of actions needed to improve and strengthen the quality of internal controls.

The Finance Committee

The Committee meets three times a year and upon request if need be.

This Committee includes the Group Finance and Accounting Director, the Corporate Finance and Treasury Director of the Group and certain Department members, which meet under the authority of a member of the Management Board.

The purpose of this Committee is to control the effective application of Group financial policy, to approve proposals and suggestions that have been submitted and to approve the rules governing Group financial policy.

The Investment and Operations Committee

The Committee meets four to six times a year for each geographical area, or for each significant activity.

This Committee includes the Group Finance and Accounting Director, the Market Director, the Directors for the zone and the entity concerned by the request for investments, under the authority of a member of the Management Board.

The purpose of this Committee is to assess and approve requests for investments that have been submitted, as well as medium and long-term contractual commitments that may arise there from.

Statutory auditors' report on the report prepared by the President

Prepared in accordance with article L 225-235 of the French Company Law (Code de commerce), on the report prepared by the President of the Supervisory Board of L'Air Liquide S.A., on the internal control procedures relating to the preparation and processing of accounting and financial information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A., and in accordance with the requirements of article L 225-235 of the French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L 225-68 of the French Company Law (Code de commerce) for the year ended December 31, 2005.

In his report, the Chairman of the Supervisory Board is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Supervisory Board and the internal control procedures implemented within the Company.

Our responsibility is to report to you our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and fi nancial information.

We performed our procedures in accordance with professional guidelines applicable in France. Those guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably included:

- examining the objectives and general organization of the Company's internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- acquiring an understanding of the work performed to support the information given in the report.

[illegible]d on procedures performed, we have no matters to report concerning the information provided on the internal control procedures [illegible]ing to the preparation and processing of financial and accounting information, as contained in the report of the Chairman of the Supervisory Board, prepared in accordance with article L 225-68 of the French Company Law (Code de commerce).

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT


Resolutions


presented to the
Combined
Shareholders'
Meeting
of May 10, 2006

Contents

Management board report on the resolutions presented to the Combined Shareholders' Meeting

■ Results for the period

This report includes the annual financial statements of L'Air Liquide S.A. prepared in accordance with legal provisions and the French General Chart of Accounts.

The financial statements of L'Air Liquide S.A. for the year ended December 31, 2005, have been prepared in accordance with the new accounting rules applicable to statutory accounts as of January 1, 2005, and stipulated in the following regulations of the French Accounting Regulation Committee, the CRC: no. 2002-10 of December 12, 2002, no. 2003-07 of December 12, 2003 and no. 2004-06 of November 23, 2004 on the definition, measurement, recognition, impairment and depreciation, and amortization of assets.

The extension of certain depreciation and amortization periods led to the retroactive calculation of impairment as of January 1, 2005. The difference arising from this recalculation in the amount of 42.4 million euros was transferred from assets to the accelerated depreciation heading under equity. With regard to taxation, the changes in depreciation and amortization periods for impairment had no impact, as the periods of use were maintained.

Costs which could previously be recognized as deferred charges must be immediately recognized as expenses. They may, however, be capitalized if they satisfy the criteria for the definition and recognition of assets. This new definition led the Company to perform the following transfers:

- reclassification to intangible assets of the net carrying amount of the development costs of certain IT projects, previously classified as deferred charges, in the amount of 52.6 millions euros, net of tax,
- reclassification to equity (retained earnings) of the costs incurred in 2004 for the acquisition of Messer Group activities, previously classified as deferred charges, in the amount of 66.3 million, net of tax.

Revenues in 2005 totaled 1,460.1 million euros compared to 1,347.6 million in 2004, up 8.4%.

Profit for the period totaled 597.1 million euros compared to 383.9 million euros in 2004. It comprises the capital gains in the amount of 155.8 million on the disposal of securities held in Séchilienne-Sidec and the capital gain on the simplified public exchange offer for the shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO).

Investments in French and foreign associates amounted to 525.2 million euros compared to 433.1 million euros in 2004.

Consolidated revenues for 2005 totaled 10,434.8 million euros, compared to 9,428.4 million euros in 2004, up 10.7%. On a like-for-like basis, (excluding changes in foreign exchange rates, natural gas prices and the scope of consolidation), revenue growth was up 6.2%.

Consolidated net profit for the period attributable to equity holders of the parent, after deducting minority interests, amounted to 933.4 million euros, compared to 780.1 million euros in 2004, up 19.7% (increase of 18.8% on a constant exchange rate basis). Excluding exceptional items, growth was 10.9% (10.0% on a constant exchange rate basis).

These results are described in the Annual Report.

Capital increases reserved for employees

Since 1986, L'Air Liquide S.A. has granted the employees of certain Group companies the possibility of subscribing to several reserved capital increases. The total number of subscribed shares, excluding the allocation of bonus shares, was 1,600,107.

In accordance with article L 225-102 of the French Company Law, the shareholders are hereby informed that the number of shares held by the employees of your Company and its subsidiaries within the meaning of article L 225-180 of the French Company Law, totaled 1,298,508 representing 1.18% of share capital as of December 31, 2005.

Acquisitions and controlling interests

In accordance with article L 233-6 of the French Company Law, it should be noted that the Company performed the following transactions in 2005:

- acquisition of the shares of 13.22%-owned Société d'Oxygène et d'Acétylène d'Extrême-Orient, as part of public buy-out and exchange offers, followed by a squeeze-out offer,
- disposal of 39.45%-owned Séchilienne-Sidec,
- dissolution without liquidation of wholly-owned Hysynco International,
- dissolution without liquidation of wholly-owned SEPAL,
- disposal of 99.84%-owned Air Liquide Environnement (now Air Liquide Russie) to the subsidiary, Air Liquide International,
- creation of 99.88%-owned Air Liquide Expansion,
- creation of 99.88%-owned Air Liquide Exploitation,
- creation of 99.88%-owned Air Liquide Management,
- creation of 99.88%-owned Air Liquide Marketing,
- following the Air Liquide Trading (now Cryopal) capital increase, in consideration for a partial asset transfer from Taema, our investment in this company decreased from 99.76% to 1.24%.

Identity of shareholders and voting rights

As of December 31, 2005, no shareholder held 5% or more of share capital and voting rights.

■ Resolution under the authority of the Ordinary Shareholders' Meeting

The shareholders are asked, after having reviewed:

- the report of the Management Board on the operations and management of the Company and its Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

to approve the Company's financial statements and the consolidated financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

Based on the Company's results, the Management Board proposes, for each share existing as of December 31, 2005 (i.e. a total of 109,538,475 shares), a dividend of 3.85 euros. This dividend is eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

In addition, for shareholders who have held their shares in registered form for at least two years as of December 31, 2005, and who shall continue to hold shares in this form until May 16, 2006, the dividend payment date, shall receive, for these shares (i.e. as of December 31, 2005, a total of 27,264,001 shares), a bonus dividend with a premium of 10% compared to the dividend paid to other shares, i.e. a dividend of 0.38 euros. This dividend is also eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The difference between the bonus dividend calculated on the basis of shares known as of December 31, 2005 and the bonus dividend actually paid shall be allocated to retaining earnings.

It should be noted that, to facilitate share transferability, the shares resulting from the exercise of options shall immediately carry dividend rights and not as of January 1 of the year in which the option is exercised.

Hence, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend to the shares thus issued between January 1 and May 16, 2005, the dividend payment date.

Shareholders are asked to approve the proposed allocation of net earnings for the period of 597,078,673 euros as follows (in euros):

• allocation to	
– legal reserve	393,418
– retained earnings	164,601,806
– dividends	432,083,449

Distribution

In accordance with the law, the dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Fiscal year	Total amount distributed (€)	Number of shares concerned	Dividend distributed eligible for the 50% allowance mentioned in article 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

In 2004, the increase in the number shares was mainly due to the issue of bonus shares (issue of 10,132,708 shares by allocation of one new share for ten old shares).

Company share buy-back program

The Combined Shareholders' Meeting of May 11, 2005 authorized the Management Board, for a period of eighteen months, in accordance with articles L 225-209 et seq. of the French Company Law, and subject to the prior authorization of the Supervisory Board, as set forth in article 22 of the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them,
- allocate share purchase options to its employees or those of its subsidiaries, in accordance with the sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004,
- buy or sell them according to market situations in accordance with and within the limits of applicable regulations,
- retain them for the purpose of a share exchange or payment in connection with acquisitions, in accordance with applicable regulations.

The maximum purchase price is set at 220 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,884,004 shares, for a maximum total amount of 2,394,480,880 euros.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

In exercising this authority, a share buy-back program was set up, resulting in the following movements in 2005:

- 411,699 shares were purchased at an average price of 145.17 euros,
- 350,000 shares were cancelled at the average price of 130.46 euros following the decision taken by the Management Board on February 25, 2005, authorized by the Supervisory Board of February 25, 2005, in accordance with the provisions of the 13th resolution approved by the Combined Shareholders' Meeting of May 12, 2004,
- 870,755 shares were submitted to the principal simplified public exchange offer for the shares of SOAEO S.A. (exchange of one Air Liquide share for one SOAEO share), at an average price of 116.91 euros.

The pre-tax amount of trading and dealing fees totaled 0.2 million euros.

As of December 31, 2005, a total of 537,375 treasury shares, each with a par value of 11 euros, were reported in the balance sheet for a total value of 74.9 million euros.

These shares represent 0.49% of the Company's share capital.

The Supervisory Board was informed that, following the entry into force on October 13, 2004 of European Regulation no. 2273/2003 of December 22, 2003 and the new regulation of the French Financial Markets Authority (Autorité des Marchés Financiers), the decision was made to allocate shares acquired or held previously as follows:

- cancellation of shares: 147,250
- exchange or payment of shares as part of acquisitions 390,125

This program makes it possible to offset, in the long term, the dilutive impact that the granting of share subscription options and capital increases reserved for the Company's employees could have on shareholders, and since this authorization was partially used, the shareholders are asked to replace the previous authorization with a new authorization granted to the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them, subject to the adoption of resolution no. 8,
- retain them for the for the purpose of a share exchange or payment in connection with acquisitions in accordance with recognized market practices and applicable regulations,
- implement share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority, the AMF.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

[illegible]s acquired may be assigned or transferred in any manner on [illegible] a stock exchange or through private transactions, in com-[illegible]ance with applicable regulations.

Dividends of treasury shares shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of this meeting and replaces the authorization granted to the Management Board by the Ordinary Shareholders' Meeting of May 11, 2005 with respect to the non-utilized portion.

Supervisory Board

The term of office of Béatrice Majnoni d'Intignano expires at the end of this Shareholders' Meeting.

As Béatrice Majnoni d'Intignano has accepted the renewal of her term of office, the shareholders are asked to approve her re-appointment as member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, as director for a period of 4 years.

The shareholders are asked to approve the appointment of Paul Skinner as a new member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to appoint Paul Skinner as director for a period of 4 years.

These recommendations reflect the Supervisory Board's desire to appoint members based on their professional abilities, integrity and independence as well as their determination to take into consideration the interests of all shareholders while ensuring the diversity of cultures and experience in important areas for the Group.

Subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, the shareholders are asked to appoint Benoît Potier as director for a period of 4 years, and Alain Joly, Edouard de Royère, Sir Lindsay Owen-Jones, Thierry Desmarest, Gérard de la Martinière, Cornelis van Lede, Professor Rolf Krebs and Thierry Peugeot as directors for their remaining term of office as members of the Supervisory Board.

In addition, it is proposed, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, to set the total amount of directors' fees to be allocated to members of the Board of Directors, the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

■ Resolutions under the authority of the Extraordinary Shareholders' Meeting

Cancellation of the shares purchased by the Company via a capital decrease

In order to reduce the number of Company shares outstanding and to improve net earnings per share, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, all or part of the shares purchased by the Company in connection with the authorization adopted by the Ordinary Shareholders' Meeting in its fourth resolution and those purchased in connection with the authorization adopted by the Ordinary Shareholders' Meeting of May 11, 2005, and to decrease share capital by this amount.

The difference between the net book value of the shares cancelled and their par value amount shall be allocated to all reserve or additional paid-in capital accounts.


Resolutions

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the Extraordinary Shareholders' Meeting of May 11, 2005 in its resolution no. 10.

Authorizations to increase share capital

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, for a period of five years, subject to the prior authorization of the Supervisory Board as provided for in article 22 of the Articles of Association, to increase share capital, based on its deliberations, on one or more occasions, for a maximum amount of 2 billion euros,

- by capitalizing reserves, earnings, or additional paid-in capital, by raising the par value of existing shares or creating new shares,
- by subscribing in cash by issuing new shares, with or without additional paid-in capital, any additional paid-in capital being allocated to this amount of 2 billion euros, including additional paid-in capital.

The subscription to these new shares shall be reserved in priority to the holders of former shares or the assignees of their rights.

This authorization was partially used in 2004 for a capital increase by capitalization in an amount of 111.5 million euros deducted from "Additional paid-in capital", through the creation of 10,132,708 new bonus shares allocated for no consideration to shareholders, at the rate of one new share for ten former shares.

Given the modification of the marketable securities legal regime, and to enable the Company to have the possibility of increasing its share capital to finance its development and to grant 1 bonus share for 10 existing shares as of June 12, 2006, shareholders will be asked to grant these new authorizations.

Pursuant to the ninth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed immediately and/or in the future may not exceed 250 million euros (two hundred and fifty million euros) in par value.

The shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Pursuant to the tenth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, earnings or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares granted for no consideration and/or by increasing the par value of existing shares.

The total amount of capital increases likely to be performed may not exceed 250 million euros (two hundred and fifty million euros), this limit being separate and independent from the limit provided for in the ninth resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or earnings accounts referred to above which exist at the time of the capital increase.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Subscription of shares reserved for employees who contribute to a Company savings plan

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, subject to the prior authorization of the Supervisory Board, in accordance with article 22 of the Articles of Association, for a period of five years, to increase share capital, in one or more transactions, for a maximum amount of 150 million euros, including additional paid-in capital, by issuing shares for subscription, under articles L 443-5 of the Labor Code and article L 225-138 of the French Company Law, by employees of the Company and the companies which are affiliated to it within the meaning of article L 444-3 of the Labor Code, who have at least three months' seniority, and contribute to a Group/Company savings plan, with the number of new shares to be issued, which will be assimilated to other existing shares, not exceeding 1 million.

In accordance with this authorization, 500,000 shares were proposed to the employees of the Group's companies during the period from October 3, 2005 to October 28, 2005.

The number of shares subscribed to by 44.60% of employees eligible for this transaction i.e. 16,239 employees, totaled 435,927.

The transactions performed previously form part of the Group's policy to continue associating the majority of its employees worldwide with its medium and long-term development. Since these transactions reserved for employees help to significantly reinforce their motivation and increase their sense of belonging within the Group, the Company should continue this course of action.

Moreover, in compliance with legal requirements, pursuant to the eleventh resolution, the shareholders are asked to delegate to the Management Board, subject to the prior authorization of the

Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for employees who contribute to a Company or Group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million. The subscription price may not exceed the average first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than 20% of this average.

The beneficiaries of these capital increases will be, directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the employees of the Company and the companies which are affiliated to it within the meaning of article L 225-180 of the French Company Law who contribute to a Group/Company savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors.

Should this authorization be used, shareholders shall waive their preferential share subscription right in favor of the above-mentioned beneficiaries.

This delegation of authority strips of any legal effect whatsoever the authorization granted to the Management Board pursuant to the seventeenth resolution of the Extraordinary Shareholders' Meeting of May 12, 2004, up to the non-utilized portion of this authorization.

Modification of the threshold notification obligations

In order to simplify the management of shares held by certain shareholders of the Company, shareholders are asked to increase or decrease by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold beyond which the obligation to notify the Company applies and to amend paragraphs 4, 5 and 6 of article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall be incorporated as paragraphs 2 and 3 of article 9 of the new Articles of Association:

"In addition to the legal obligations to notify the Company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the Company within fifteen days as of the date on which the threshold is exceeded, and where necessary, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a Shareholders' Meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any Shareholders' Meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the Shareholders' Meeting."

Modification of the Company's mode of administration

The proposal to return to a management structure with a Board of Directors reflects Air Liquide's traditions and encourages a close relationship between its executive managers and shareholders. This structure has widely contributed to the Group's performance in the long term.

If this change is approved, it shall be performed in compliance with the corporate governance principles to which Air Liquide has always been attached.

The shareholders will therefore be asked to approve a resolution on the modification of the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) governed by articles L 225-17 to L 225-56 of the French Company Law.

In consequence thereof, the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this Shareholders' Meeting.

The shareholders are asked to take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as often as needed in favor of the latter for their remaining term:

- twelfth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum nominal amount of 4 billion euros),
- sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or purchase options).

The shareholders are also asked to approve the new Articles of Association which will henceforth govern the Company, it being understood that should the 12th resolution be rejected, all the provisions of the current Articles of Association relating to the obligation to notify the crossing of thresholds shall be maintained in article 9 of the new Articles of Association.

The financial statements for the fiscal year beginning January 1, 2006 shall be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

In accordance with prevailing regulations, the Company's Central Works Council has been duly informed and consulted with respect to this project.

Additional Management Board report

share capital increase reserved for employees (2005)

(prepared following the meetings of July 22, August 2 and September 19, 2005 in accordance with articles L 225-138 of the French Company Law and 155-2 of the decree of March 23, 1967)

The Management Board, exercising the powers conferred on it by the Combined Annual General Shareholders' Meeting of May 12, 2004 (seventeenth resolution), decided, during its meetings of July 22, August 2 and September 19, 2005, to set the terms and conditions for a share capital increase reserved for Air Liquide group employees as follows.

The transaction is open to the employees of L'Air Liquide S.A. and its French and foreign subsidiaries, in which it has a controlling interest, directly or indirectly, of at least 50% (subject to specific cases according to the Management Board's decision), provided such employees have 3 months' seniority in the Group at the subscription period closing date.

In France, in accordance with applicable legal and regulatory provisions, a France Group Savings Plan ("PEG France") was set up within L'Air Liquide S.A., under an agreement entered into with the L'Air Liquide S.A. trade union organizations, to which the subsidiaries and employees eligible for the increase should subscribe by no later than the subscription period closing date. For the foreign subsidiaries and employees eligible for the increase, L'Air Liquide S.A. set up a Foreign Group Savings Plan ("PEG Etranger") to which the subsidiaries should subscribe by no later than the subscription period closing date. This PEG Etranger provides for direct subscription or subscription via a company mutual fund ("FCPE"), depending on the choice made by the subsidiary.

The terms and conditions of subscription were defined as follows, subject to local specificities:

- **Price:** the share price for this share capital increase reserved for employees was set at **113 euros** per share (corresponding to 80% of the average of the opening quoted prices over the twenty trading sessions preceding July 22, 2005, the date on which the Management Board set the subscription date). However, in accordance with the specific regulation applicable to the group's subsidiaries in the US, the Management Board decided to set the subscription price applicable to the employees of US subsidiaries at **124.19 euros** (corresponding, pursuant to US legislation, to 85% of the Air Liquide share closing quoted price on the trading day prior to August 2, 2005, the date of the Management Board's decision confirming the share capital increase for the benefit of US employees).
- **Employer contribution:** for up to a maximum of 10 shares, L'Air Liquide and the French subsidiaries shall, if they so wish, complete the payment made by their employees, by paying a contribution of 30 euros per share prior to social security deductions.
- **Maximum subscription:** the maximum subscription shall be 500,000 shares in total, each with a par value of 11 euros, carrying rights as of January 1, 2005, i.e. a share capital increase of a maximum par value amount of 5,500,000 euros and limited to 50 shares per employee; consequently, there may be reductions on the highest demands if the proposed quota is exceeded. The subscribed shares shall be blocked for 5 years, except in the case of an early release in accordance with applicable laws and regulations.
- **Subscription period:** the subscription period shall commence on October 3, 2005 and end on October 28, 2005.
- **Methods of payment:** the amount corresponding to the employee's subscription (after deduction of the contribution where necessary) shall be payable in cash or within a maximum period of 12 months as from January 1, 2006 in the form of monthly salary deductions. This payment period may be extended to 24 months in order to take into account local circumstances.

The provisions of the PEG Etranger shall be adapted in order to take into account local regulations. In certain countries, preliminary measures may have to be taken with the local authorities before participating in the increase.

Furthermore, the impact of the issue on the holders of shares and marketable securities conferring entitlement to share capital may be assessed as follows in the event of a 100% subscription:

- the share of each shareholder in the Company's equity calculated as of June 30, 2005 shall be increased by 0.29 euros per share (or 0.28 euros per share taking into account all the issued securities that may confer entitlement to share capital);
- the theoretical impact on the current share market value (average of the twenty trading sessions preceding the Management Board's meeting of July 22, 2005) is a share price decrease by 0.13 euros (0.12 euros taking into account all the issued securities that may confer entitlement to share capital).

Fot the Management Board,

The President.


Reports of the statutory auditors

■ Special report of the statutory auditors on certain related party transactions

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 117 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2005 which would be covered by article L 225-86 of French Company Law (Code de commerce).

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2005.

1. With Mr. Benoît Potier

a. Retirement benefits

Mr. Benoît Potier benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies if the beneficiary is still in the Company at the time of his retirement; he may nevertheless maintain his rights should he reach 55 years or should he have more than 20 years of seniority.

In 2005, your Company paid 71,309 euros to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member and Chairman of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Benoît Potier would receive a lump-sum termination payment; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment contract, Mr. Benoît Potier would receive a lump-sum fixed amount, except in case of gross negligence.

2. With Mr. Klaus Schmieder

a. Retirement benefits

Mr. Klaus Schmieder benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies after a minimum seniority of two years and if the beneficiary is still in the Company at the time of his retirement.

In 2005, your Company has not paid any payment to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Klaus Scmieder would receive a lump-sum termination payment ; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment contract, Mr. Klaus Scmieder would receive a lump-sum fixed amount, except in case of gross negligence and incapacity.

3. With Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)

Sharing of cash facilities

Agreement, concluded for an unlimited period, for the sharing of cash facilities between your Company and SOAEO, using market conditions. This agreement allows contracting companies to improve the treasury management conditions or to utilize their cash excess, while realising a financial balance within the Air Liquide group.

At December 31, 2005, SOAEO has granted to your Company a loan amounting to 30,196,731 euros.

In 2005, interests due your Company to SOAEO amount to 369,167 euros.

4. With Soudure Autogène Française (SAF)

a. Contribution contract to the CTAS, joint research center of Air Liquide and SAF

For the year ended December 31, 2005, your Company has invoiced SAF for an amount of 3,779,357 euros

b. Rental agreement of CTAS building

For the year ended December 31, 2005, rental fee invoiced by SAF to your Company amounts to 296,543 euros.

5. With Air Liquide Maroc

a. Technical assistance contract with Air Liquide Maroc in the field of production, distribution, utilisation and commercialisation of industrial gases and welding/cutting field

Fees recorded by your Company for the year ended December 31, 2005 amount to 157,352 euros.

b. Technology licence contract

Fees recorded by your Company for the year ended December 31, 2005 amount to 786,759 euros.

c. Commercial name and trademark utilisation contract

ecorded by your Company for the year ended December 31, 2005 amount to 78,676 euros.

nducted our work in accordance with French professional standards. These standards require that we perform the necessary pro- ures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

■ Statutory auditor's report
On the reduction in capital by the repurchase of shares to be cancelled

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A. and in compliance with article L 225-209, paragraph 7 of French Company Law (Code de commerce) in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with article L 225-209 of French Company Law (Code de commerce). Moreover, this purchase authorisation is proposed to your Shareholders' Meeting for approval and would be given for a period of 18 months.

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorised to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders' Meeting has already approved the repurchase by your Company of its own shares.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

■ Statutory auditors' report on the increase in capital with cancellation of preferential subscription rights reserved for employees member of a company savings scheme

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with article L 225-138 of French Company Law (Code de commerce), we hereby report on the proposed reserved increase in capital of a maximum of €200.000.000, premium included, and of a maximum number of one million shares reserved to L'Air Liquide SA's employees member of a company savings scheme or an associated employee saving scheme according to article L 225-180 of French Company Law (Code de commerce) submitted for your approval.

This increase in capital, which is submitted for your approval in accordance with article L 225-129-6 of French Company Law (Code de commerce) and article L 443-5 of the French Employment law (Code du travail).

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) proposes, on the basis of its report, that it be empowered to determine the terms of this operation and proposes to cancel your preferential subscription rights.

We performed our work in accordance with French professional standards. These standards require that we perform the procedures to verify the terms for determining the issue price.

Subject to a subsequent review of the conditions for the proposed increase in capital, we have nothing to report on the terms used to determine the issue price provided in the Management Boards' Report.

As the issue price has not yet been determined, we do not express an opinion on the final terms for the increase in capital and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with article 155-2 of the law of March 23, 1967, we will issue a supplementary report when the increase in capital is performed by your Management Board Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors).

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT



Additional statutory auditors' report

on the increase in capital with cancellation of preferential subscription rights

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company in compliance with article 155-2 of the March 23, 1967 Act and further to RSM Salustro Reydel and Ernst & Young Audit special report dated March 5, 2004, we hereby report on the issue of reserved shares authorised by your Shareholders' Meeting on May 12, 2004.

The shareholders empowered your Management Board to proceed with and determine the final conditions of the related capital increase.

Exercising this empowerment, on July 22, August 2 and September 19, 2005, your Management Board decided to proceed a capital increase of a maximum amount of 5,500,000 euros by issuing a maximum of 500,000 shares.

We conducted our review in accordance with French professional standards. These standards require that we perform the necessary procedures to verify:

- the consolidated financial information taken from the interim accounts at June 30, 2005 prepared under Management Board's responsibility and for the first time using recognition and measurement criteria listed in IFRS standards as endorsed by the European Union and using presentation and disclosures applicable to interim account as defined in the French Financial Market Authority (Autorité des Marchés Financiers). We have performed a review of these interim financial statements in accordance with French professional standards,
- the compliance of the operation terms with those previously authorized by the shareholders and the fairness of the information provided in the Management Board's supplementary report on the choice of constituent elements used for calculating the issue price and its amount.

We have nothing to report with regards to:

- the fairness of the financial information deriving from the Company's accounts and included in the Management Board's supplementary report,
- compliance with the terms of the operation as authorized by the shareholders on May 12, 2004 and the information provided to them,
- the proposed cancellation of the preferential subscription rights, upon which you have voted, the choice of constituent elements used for calculating the issue price and its amount,
- the presentation of the effect of the issuance on the shareholders' financial situation as expressed in relation to the shareholders' equity (and on the share market value).

Paris and Paris-La Défense, September 30, 2005

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT


Resolutions

Resolutions by the authority of the Ordinary Shareholders' Meeting

First resolution
(Approval of the financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the statutory auditors' reports,

approve the Company's financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 597,078,673 euros.

Second resolution
(Approval of the consolidated financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company and the Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

approve the consolidated financial statements for the year ended December 31, 2005 as presented.

Third resolution
(Setting of dividends)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, approve the Management Board's proposal concerning the allocation of net earnings. Shareholders set the dividend to be paid to the holders of each of the 109,538,475 shares comprising the share capital as of December 31, 2005 at 3.85 euros. This dividend is eligible for the 40% allowance mentioned in Article 158.3.2°of the General Tax Code and no longer benefits from the tax credit.

The dividend shall be paid on May 16, 2006

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,
- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been conferred.

The dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Fiscal year	Total amount distributed (€)	Number of shares concerned	Dividend distributed eligible for the 50% allowance mentioned in Article 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0,38 euro per share, shall be granted to shares which have been held in registered form as of December 31, 2003, and which shall remain held in this form continuously until May 16, 2006, the dividend payment date. This dividend is also eligible for the 40% allowance mentioned in Article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The amount of the bonus dividend, for the 27,264,001 shares which have been held in registered form as of December 31, 2003, and which have remained held in this form continuously until December 31, 2005, totaled 10,360,320 euros.

The bonus dividend corresponding to these 27,264,001 shares which will have been sold between January 1, 2006 and May 16, 2006, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which shall be performed before the dividend payment date.

Fourth resolution
(Company share buy-back program)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, in accordance with Articles L 225-209 et seq. of the Commercial Code and the provisions of direct application of the European Commission regulation of December 22, 2003, authorize the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them, subject to the adoption of resolution no. 8,
- retain them for the purpose of a share exchange or payment in external growth transactions, in accordance with recognized market practices and applicable regulations,
- implementation of any share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined General Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority *(Autorité des Marchés Financiers)*.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the Commercial Code.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with the applicable regulations.

Dividends of own shares shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of this meeting and replaces the authorization granted to the Management Board by the ordinary shareholders' meeting of May 11, 2005 with respect to the non-utilized portion.

The shareholders give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of delegating such powers, to implement this authorization, to enter into all agreements, perform all formalities and declarations to all authorities and, generally do all that is necessary for the execution of the decisions which will have been made in connection with this authorization.

The Management Board or, subject to the adoption of resolution no. 13, the Board of Directors, must inform the shareholders of any transactions performed in accordance with applicable regulations.

Fifth resolution

(Appointment of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to renew the mandate of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mrs. Béatrice Majnoni d'Intignano as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Sixth resolution

(Appointment of Mr. Paul Skinner as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to appoint Paul Skinner as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Paul Skinner as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Seventh resolution

(Statutory auditors' special report on the agreements referred to in Article L 225-86 of the Commercial Code)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, acknowledges that the special report required by prevailing laws and regulations, on the agreements and transactions referred to in Article L 225-86 of the Commercial Code, has been submitted to them.

The shareholders take due note that no agreement referred to in Article L 225-86 of the Commercial Code has been entered into during the fiscal year which has just ended, as mentioned in the statutory auditors' special report.

■ Resolutions by the authority of the Extraordinary Shareholders' Meeting

Eighth resolution

(Cancellation of the shares purchased by the Company via a capital decrease)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' special report, authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel solely by its own decisions, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, any or all of the shares purchased by the Company in connection with the authorization adopted by the ordinary shareholders' meeting in its 4th resolution and those authorizations granted in connection with the authorization adopted by the ordinary shareholders' meeting of May 11, 2005, and to decrease share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the extraordinary shareholders' meeting of May 11, 2005 in its 10th resolution.

All powers are granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, allocate the difference between the net book value of the shares cancelled and their par value amount to all reserve and additional paid-in capital accounts, with the option of sub-delegation to perform the capital decrease which shall be decided in accordance with this resolution.

Ninth resolution

(Delegation of authority for a 26 months period in order to increase capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum and majo rity required for extraordinary shareholders' meetings, after havin reviewed the Management Board's report and in accordance wit the provisions of Articles L 225-129 and L 225-129-2 of th Commercial Code:

1. delegate to the Management Board, subject to the prior autho rization of the Supervisory Board, or subject to the adoption o resolution no.13 on changing the Company's mode of adm

nistration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed may not exceed 250 million euros in par value,

3. decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution,

4. decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors may offer to the public all or part of the non-subscribed shares,

5. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,

6. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from, perform all necessary amendments to the Articles of Association and enter into any agreement to complete the proposed issuances,

7. for issuances decided pursuant to the application of this resolution, the number of shares to be issued may be increased under the conditions provided for by Article L 225-135-1 of the Commercial Code and within the limit of the overall maximum ceiling set forth in this resolution when a request in excess of such amount is made.

Tenth resolution

(Delegation of authority for 26 months to increase capital by capitalizing additional paid-in capital, reserves, profits or others in order to grant bonus shares for no consideration and/or to increase the par value of existing shares for a maximum amount of 250 million euro)

The shareholders, deliberating under the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129-2 and L 225-130 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, profits or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares and/or by increasing the par value of existing shares.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed under this resolution may not exceed 250 million euros this limit being separate and independent from the limit provided for in the 9th resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or profits accounts referred to above which exist at the time of the capital increase,

3. decide that, should the Management Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, use this delegation, in accordance with the provisions of Article L 225-130 of the Commercial Code, fractional shares will not be transferable and the corresponding securities will be sold ; the sums resulting from such sale will be allocated to the holders of rights in the deadlines provided for in the regulations,

4. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,

5. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from and perform all necessary amendments to the Articles of Association.

Eleventh resolution

(Delegation of authority for 26 months to perform capital increases reserved for adherents to company /group savings plans)

The shareholders, deliberating under the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' report, deliberate pursuant to Articles L 225-129-6 and L 225-138-1 of the Commercial Code and Articles L 443-1 et seq. of the Labor Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for adherents, in France or abroad, to a company or group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.
   The delegation thereby granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million,

3. decide that the beneficiaries of these capital increases will be directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the adherents of the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code, to a company or group savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors,

4. decide to suppress, in favor of the above-mentioned beneficiaries, the preferential share subscription right of shareholders to the shares which will be issued,

5. decide that the subscription price may not exceed the average of the first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than this average by 20%,

6. also decide that, should the beneficiaries not subscribe to the entire capital increase within the legal deadlines, the capital increase may only be performed up to the amount subscribed, and that the non-subscribed shares may be proposed to the beneficiaries concerned in connection with a subsequent capital increase,

7. give all powers to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors with a right of sub-delegation under the conditions set by law, to set. within the limits described above, the various terms and conditions of the transaction and notably:
   • fix the criteria which the companies must meet in order for their adherents to benefit from capital increases and determine the list of these companies,
   • set the issuance terms and conditions, the characteristics of the shares, determine the subscription price calculated based on the method defined above, set the deadline for fully paying –up the subscribed shares, the payment of employees may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code ; deduct from the "Additional paid-in capital" account all costs relating to this capital increase and should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance,
   • determine the opening and closing dates for the subscription, take due note of the completion of the capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of any legal effect whatsoever the delegation granted to the Management Board pursuant to the 17th resolution of the extraordinary shareholders' meeting of May 12, 2004, up to the non-utilized portion of this authorization.

Twelfth resolution
(Modification of the threshold notification obligations)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to increase by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold, higher or lower, beyond which the corporate obligation to notify the Company applies and decide to replace paragraphs 4, 5 and 6 of Article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall become paragraphs 2 and 3 of Article 9 of the new Articles of Association:

Old text

"Any direct or indirect owner, acting alone or jointly of a fraction of the company's capital or voting rights is obliged to inform the company within fifteen days beginning on the date of transacting, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.

In the event of a failure to respect this additional obligation of information, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been declared be deprived of their voting rights for any Shareholders Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders Meeting.

The provision supplements the law governing statements with respect to the crossing of shareholding thresholds exceeding one twentieth, one tenth, one fifth, one third, one half, and two thirds of the share capital or voting rights."

New text

"In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting."

Thirteenth resolution
(Modification of the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) ; adoption of the new Articles of Association ; taking due note of the continuation of authorizations given to the Management Board in favor of the Board of Directors)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to modify starting from the date hereof the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors *(société anonyme à conseil d'administration)* governed by Articles L 225-17 to L 225-56 of the Commercial Code. This decision shall take effect at the end of this shareholders' meeting.

As a result of the adoption of a mode of administration by a Board of Directors, the shareholders:

- take due note that the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this shareholders' meeting,
- approve the new Articles of Association which will henceforth govern the Company, an example of which is appended to these resolutions it being understood that should the 12th resolution be rejected, the provisions of paragraphs 4, 5 and 6 of Article 15 of the current Articles of Association relating to the obligation to notify the crossing of thresholds will be maintained in Article 9 of the new Articles of Association,

• take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as far as needed in favor of the latter for their remaining term:

- 12th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum par value amount of 4 billion euros) ; consequently, within the limits set by this resolution, the Board of Directors is fully vested, with the option to sub delegate to the chief executive officer or to one or several senior executive vice-presidents, to take all steps necessary to realize this issue or these issues of bonds, or of other securities representative of debt on the issuing company,
- 16th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or share purchase options),

• decide that the financial statements for the fiscal year beginning January 1, 2006 will be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

■ Resolutions by the authority of the Ordinary Shareholders' Meeting

Fourteenth resolution
(Appointment of Mr. Benoît Potier as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Benoît Potier as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Fifteenth resolution
(Appointment of Mr. Alain Joly as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Alain Joly as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Sixteenth resolution
(Appointment of Mr. Edouard de Royere as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Edouard de Royere as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Seventeenth resolution
(Appointment of Sir Lindsay Owen-Jones as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Sir Lindsay Owen-Jones as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Eighteenth resolution
(Appointment of Mr. Thierry Desmarest as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Desmarest as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Nineteenth resolution
(Appointment of Mr. Gérard de La Martinière as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of

Association, appoint Mr. Gérard de La Martinière as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twentieth resolution
(Appointment of Mr. Cornelis van Lede as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Cornelis van Lede as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twenty-first resolution
(Appointment of Mr. Rolf Krebs as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Rolf Krebs as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Twenty-second resolution
(Appointment of Mr. Thierry Peugeot as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Peugeot as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Twenty-third resolution
(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, set the total amount of directors' fees to be allocated to members of the Board of Directors at the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

Twenty-fourth resolution
(Powers)

All powers are granted to a holder of a copy or extract of the minutes of this shareholders' meeting to perform all official publications and formalities required by law and regulations.

New articles of association submitted to the Combined Shareholders' Meeting

Section I
Name - Purpose - Registered Office - Term

Art. 1: Form and name

The company is a joint stock company, with a Board of Directors. This company will be governed by the laws and regulations in force and these Articles of Association.

The company's name is "L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude."

Art. 2: Purpose

The company's corporate purpose comprises:

1° The study, exploitation, sale of the patents or inventions of Messrs. Georges and Eugène Claude pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof;

2° The industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, pure, in blends and combinations, without any distinction as to state or origin, in all areas of application of their physical, thermodynamic, chemical, thermochemical and biological properties, and, in particular, in the domains of propulsion, the sea, health, agri-business and pollution;

3° The purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the aforementioned corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of all products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen, pure, blended or combined, in particular of all oxygenated or nitrogenous products;

4° The study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes;

5° The exploitation, directly or through the incorporation of companies, of all elements connected, directly or indirectly, with the company's purpose or likely to contribute to the development of its industry;

6° The supply of all services, or the supply of all products likely to develop its clientele in the industry or health sectors;

The company may request or acquire all franchises, perform all constructions, acquire or lease all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell or lease these franchises, merge or create partnerships with other companies by acquiring company shares or rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly;

Lastly, and more generally, it may carry out all industrial, commercial, real estate, personal or financial operations pertaining directly or indirectly to the corporate purposes specified above.

Art. 3: Registered office

The company's registered office is located at 75, Quai d'Orsay, Paris. It may be transferred upon a Board of Directors' decision to any other location in Paris or a neighboring département, subject to the ratification of such decision by the next ordinary general shareholders' meeting, and anywhere else by virtue of a decision by an extraordinary shareholders' meeting.

Art. 4: Term

The company's term has been fixed at 99 years beginning on February 18, 1929, except in the event of early dissolution or extension.

Section II
Share capital - Shares - Identification of shareholders

Art. 5: Share capital

The share capital has been set at 1,199,523,897 euros divided into 109,047,627 fully paid-up shares of a par value of 11 euros each.

Share capital is increased under the conditions stipulated by law either by issuing ordinary or preferred shares, or by raising the par value of existing shares. It may also be increased by exercising the rights attached to marketable securities granting access to share capital, under the conditions stipulated by law.

In accordance with prevailing legal provisions, unless otherwise decided by the shareholders' meeting, the shareholders have, in proportion to the amount of shares they own, a preferential subscription right to the shares issued in cash in order to increase share capital.

The share capital may also be reduced under the conditions stipulated by law, in particular, by reducing the par value of the shares, or by reimbursing or redeeming shares on the stock exchange and by canceling shares, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, and with or without a cash balance to be paid or received. The shareholders' meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to be paid or received, even if such reduction is not a result of losses.

Art. 6: Shares

If the new shares are not fully paid up upon issuance, calls for payment shall be performed, on dates set by the Board of Directors, by means of announcements posted one month in advance in one of the Paris official legal gazettes chosen for the legal publication of the company's deeds.

Shares not fully paid up shall be held as registered shares until they are fully paid up.

Each payment on any subscribed shares will be registered in an account opened in the name of the subscriber.

All late payments shall automatically bear interest, for the benefit of the company, as of the due date, without any formal notice or legal action, at the legal interest rate, subject to any personal action that the company may take against any defaulting shareholder and the compulsory execution measures provided by law.

Art. 7: Type of shares

Paid-up shares are registered as registered shares or bearer shares depending on the choice of the shareholder.

The provisions of the aforementioned paragraph also apply to other securities of any nature issued by the company.

Art. 8: Rights and obligations governing shares

Shareholders shall not be liable above the amount of their subscription.

Share ownership automatically binds shareholders to the Articles of Association and the decisions of the shareholders' meetings.

Any share grants entitlement, during the company's term, as in the event of liquidation, to the payment of an identical net amount for any distribution or redemption.

Shares are freely transferable under the conditions provided by law.

Art. 9: Identification of shareholders

The company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares conferring immediately or in the future the right to vote in shareholders' meetings, as well as the number of shares they own.

In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting.

Art. 10: Co-ownership and usufruct

As all shares are indivisible from the point of view of the company, all joint owners of shares are required to be represented vis-à-vis the company by a single owner selected from among them or proxy under the conditions provided by law.

The voting right attached to the share is exercised by the beneficial owner at both ordinary and extraordinary shareholders' meetings. However, the bare-owner shall be entitled to attend all shareholders' meetings. He or she may also represent the beneficial owner at shareholders' meetings.

The heirs, creditors, trustees or successors of a shareholder may not, on any grounds whatsoever, call for the affixing of seals on the company's assets and securities, request the distribution thereof, or interfere in any manner whatsoever in its administration.

In order to exercise their rights, they must consult the company's records and decisions of the shareholders' meetings.

Section III
Management of the company

Art. 11: Composition of the Board of Directors

The company is managed by a Board of Directors, comprising a minimum of three members and a maximum of fourteen members (unless temporarily waived in the event of a merger), physical persons or legal entities.

The members of the Board of Directors are appointed by the ordinary shareholders' meeting for a term of four years expiring at the close of the shareholders' meeting held to approve the financial statements for the previous year and which is held in the year during which the mandate expires. As an exception to this rule, the members of the first Board of Directors who exercised functions as members of the Supervisory Board in the company under its former mode of administration shall be appointed for a period equal to the remaining term of their mandate as members of the Supervisory Board.

The members of the Board of Directors may be re-elected.

Each director must own at least 500 registered shares in the company during the term of his functions. If, on the date of his appointment, a director does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

In the event of a vacancy of one or more seats due to death or resignation, the Board of Directors may, between two shareholders' meetings, make temporary appointments. Provisional appointments made by the Board of Directors are subject to the approval of the next ordinary shareholders' meeting. If the number of directors falls below the legal minimum, the remaining directors must immediately convene an ordinary shareholders' meeting in order to make up the numbers of the Board.

No individual over the age of 70 shall be appointed as a member of the Board of Directors if his appointment increases the number of the members of the Board of Directors who have passed this age to over one third. If during their term, the number of the members of the Board of Directors who have passed 70 years of age exceeds one third of the Board's members, the oldest member of the Board of Directors who has not carried out management functions in the company is deemed to have resigned at the end of the annual shareholders' meeting held following the occurrence of this event.

During the company's term, directors are appointed and their mandates renewed under the conditions provided by law.

They may be dismissed by the ordinary shareholders' meeting at any time.

Art. 12: Organization and management of the Board of Directors

The Board of Directors elects from among its members who are individuals a chairman. It determines his remuneration and sets his term of office which may not exceed his term of office as director. The chairman may be re-elected.

The chairman of the Board of Directors performs the duties entrusted to him by law. He chairs the Board of Directors, organizes and manages its work and reports on such work to the shareholders' meeting. He ensures that the company's bodies operate properly and, in particular, that the directors are able to fulfill their assignments.

The Board may also appoint from among its members one or more vice-chairmen, whose term of office shall be determined within the limit of their term as director and whose role it is, subject to the legal provisions applicable in the event of the temporary impediment or death of the chairman, to convene and chair board meetings or chair shareholders' meetings in accordance with these Articles of Association when the chairman is impeded.

No director who does not also assume the role of chief executive officer may be appointed as chairman of the Board of Directors after the age of 68. If, during the term of office, this age limit is reached, the chairman's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 68. If the chairman of the Board of Directors also assumes the role of chief executive officer, the applicable age limit is that applicable to the chief executive officer.

The chairman and each vice-chairman may be dismissed by the Board of Directors at any time. They may also be re-elected.

The Board may appoint a secretary who need not be a shareholder or one of its members.

Art. 13: General management

Management organization

In accordance with the law, the company's general management is assumed either by the chairman of the Board of Directors or by any other physical person, director or not, appointed by the Board of Directors and who assumes the role of chief executive officer.

The choice between either of the two general management organizations described above is made by the Board of Directors. The Board of Directors makes its decision relating to the choice of general management organization under the quorum and majority conditions stipulated in Article 14 of these Articles of Association. The shareholders and third parties are informed of the Board of Directors' decision under the conditions stipulated by the regulations in force.

The choice made by the Board of Directors remains valid until it decides otherwise.

The Board of Directors will review, as necessary, the choice made each time the mandate of the chairman of the Board of Directors or the chief executive officer comes up for renewal.

Chief executive officer

If the company's chief executive officer is assumed by the chairman of the Board of Directors, the following provisions relating to the chief executive officer are applicable.

The Board of Directors sets the term of office and determines the remuneration of the chief executive officer.

No individual over the age of 63 may be appointed as chief executive officer. If, during the term of office, this age limit is reached, the chief executive officer's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 63.

The chief executive officer may be dismissed at any time by the Board of Directors. The discharge of a chief executive officer who does not assume the role of chairman may give rise to damages if decided without reasonable cause.

The chief executive officer may always be re-elected.

Powers of the chief executive officer

The chief executive officer is vested with the broadest powers to act in all circumstances on behalf of the company within the limit of the company's corporate purpose, the Articles of Association, and subject to the powers expressly granted by law to shareholders' meetings and the Board of Directors.

The Board of Directors is responsible for defining the decisions of the chief executive officer that require its prior approval. The Board of Directors' prior approval should be sought particularly for external acquisitions or sales of interests or assets, and for investment commitments, in each case under the conditions and exceeding the amounts corresponding to an efficient operation of the company as set by the Board of Directors. It should also be sought for financing operations of any amount likely to substantially alter the company's financial structure and for any decision likely to substantially alter the company's strategic orientations determined by the Board of Directors.

Senior executive vice-presidents

On the chief executive officer's proposal, whether he be chairman of the Board of Directors or any other person, the Board of Directors may appoint one or more physical persons as senior executive vice-presidents to assist the chief executive officer.

The maximum number of senior executive vice-presidents is set at 3.

In accordance with the chief executive officer, the Board of Directors determines the scope and term of the powers granted to the senior executive vice-presidents and sets their remuneration.

The senior executive vice-presidents have the same powers as the chief executive officer vis-à-vis third parties.

In the event of impediment of the chief executive officer or the cessation of his functions, the senior executive vice-presidents shall maintain, unless decided otherwise by the Board of Directors, their functions and powers until a new chief executive officer is appointed.

The senior executive vice-presidents may be dismissed at any time by the Board of Directors, at the chief executive officer's proposal. They are subject to the age limit provided by law.

Senior executive vice-presidents may be re-elected.

Art. 14: Board of Directors' meetings and deliberations

The Board of Directors meets as often as the interest of the company so requires, by notice from its chairman or in the case of impediment, from the oldest vice-chairman, if one or more vice-chairmen have been appointed, at the registered office or in any other location indicated in the notice of meeting.

The agenda is set by the chairman and may only be finalized at the time of the meeting.

Directors representing at least one third of members of the Board of Directors may, while specifying the meeting's agenda, ask the chairman to summon the Board if it has not met for more than two months.

Likewise, the chief executive officer, if he does not chair the Board of Directors, may ask the chairman to summon the Board of Directors on any specified agenda.

The chairman is bound to the requests made to him.

In the event that the chairman is impeded or fails in performing the aforementioned tasks, the oldest vice-chairman, if one or more vice-chairmen have been appointed, shall have the authority to call the Board and set the meeting's agenda at the request of at least one third of members of the Board of Directors or the chief executive officer, as the case may be. In the absence of a vice-chairman, the minimum of one third of members of the Board of Directors or the chief executive officer, depending on the case, shall have the authority to call the Board and set the meeting's agenda.

Notices may be made by all means, including verbally.

The presence of one half of the members of the Board of Directors is required for the validity of the Board's decisions.

Decisions are made by a simple majority of the votes of the members present or represented. In the event of a tie, the chairman shall have the casting vote.

The Board of Directors will set its internal rules that it may amend by simple resolution.

The Board of Directors may stipulate in its internal rules that the members of the Board of Directors who take part in the board's meeting by videoconference or telecommunications in accordance with the conditions provided by the regulations in force shall be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

Art. 15: Powers of the Board of Directors

The Board of Directors determines the orientations of the company's activities and ensures their implementation.

Subject to the powers expressly attributed to shareholders' meetings by law and these Articles of Association and in accordance with the corporate purpose, the Board deals with any issues concerning the smooth running of the company and manages corporate business pursuant to its decisions.

The Board of Directors may conduct controls and verifications as it deems appropriate.

The Board is authorized to issue bonds pursuant to a delegation granted by the ordinary shareholders' meeting.

It may also decide to create committees of its members responsible for analyzing issues which it itself or its chairman submits thereto for review. The Board determines the composition and powers of the committees which conduct their activities under its responsibility.

Issues relating to the performance, remuneration and, where appropriate, the renewal of the term of office of the chairman and chief executive officer, or the chief executive officer, shall be decided by the Board of Directors as and when required, and at least once a year, after analysis by the committee(s) of the Board of Directors that deal with appointment and remuneration issues.

Art. 16: Remuneration

The ordinary shareholders' meeting may allocate to the members of the Board of Directors, as remuneration for their activity, a fixed annual amount in directors' fees. The Board of Directors is free to distribute the overall sum thus allocated among its members. It may also allocate a greater amount to the directors who are members of committees set up within the Board than that allocated to the other directors.

The Board may allocate exceptional sums to remunerate assignments or mandates entrusted to the members of the Board.

Section IV
Statutory auditors

Art. 17: Audit of the company

The ordinary shareholders' meeting appoints, under the conditions and with the assignments set by law, the principal and deputy statutory auditors.

Section V
Shareholders' meetings

Art. 18: Shareholders' meetings

The shareholders' meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

The following persons may take part in the shareholders' meetings:

a. the owners of shares registered in the share account at least three days prior to the scheduled date of the meeting;

b. the owners of bearer shares for which proof of registration of their shares under the conditions stipulated by prevailing regulations is provided at least three days prior to the meeting.

The owners of registered shares or bearer shares must furthermore have filed a proxy form, an absentee ballot form, or a single document presented in lieu thereof, or if the Board of Directors has so decided, a request for an admission card, three days prior to the meeting.

However the Board of Directors shall always have the right, if it deems suitable, to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the company in accordance with the legal and regulatory conditions in force

The shareholders' meeting, duly constituted, represents all of the shareholders.

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings are convened, meet and deliberate under the conditions provided by law and these Articles of Association.

Meetings take place at the registered office or at any other place designated by the author of the notice, even outside of the registered office or the registered office's département.

Shareholders' meetings are chaired by the chairman of the Board of Directors or, in his absence, by the vice-chairman or the oldest vice-chairman of the Board, if one or more vice-chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the vice-chairman or vice-chairmen when vice-chairmen have been appointed or if the Board has not appointed a director, the shareholders shall themselves appoint the chairman.

The two members of the shareholders' meeting with the highest number of votes and having accepted the position act as ballot inspectors for the shareholders' meeting. The officers of the meeting appoint a secretary who need not be a shareholder:

In the event that the meeting is convened by a statutory auditor or by a judicial representative, the shareholders' meeting is chaired by the author of the notice.

Upon the decision of the Board of Directors published in the notice of meeting or notice of convocation to rely on means of telecommunication, the shareholders who take part in the shareholders' meeting by videoconference or using telecommunications means permitting their identification in accordance with the conditions provided by prevailing law, shall be considered as present for calculating the quorum and voting majority.

Art. 19: Powers of shareholders' meetings

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings exercise the powers defined by law and these Articles of Association.

The ordinary shareholders' meeting decides or authorizes the issue of bonds secured, where necessary, by specific collateral in accordance with prevailing laws and regulations and authorizes the chairman to grant such collateral. It may delegate to the Board of Directors the competence and powers necessary to issue such bonds, in one or more installments, within a period set by it, and to determine the terms and conditions of the issuance of such bonds. The guarantees set up subsequent to the issue of the bonds are granted by the chairman of the Board of Directors upon the Board's authorization.

Section VI
Inventory - Reserves - Distribution of profits

Art. 20: Fiscal year

The fiscal year begins on January 1 and ends on December 31.

Art. 21: Inventory, Distribution of profits

The company's net proceeds, established in the annual inventory, after deducting overheads and other costs, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, less, as the case may be, previous losses, a deduction of at least 5% is first of all made to create the reserve required by law. This deduction ceases to be mandatory when the reserve amounts to 10% of the share capital. It is resumed if this reserve is ever used.

The distributable profits are made up of the annual net profits, less previous losses, as well as the sums to be placed on reserve pursuant to law, plus the profit carried forward.

From these profits, a deduction is made of the amount necessary to pay the shareholders, as a first dividend, 5% of the sums paid-up on their shares, and not amortized, and 5% of the sums from premiums on shares issued in cash, and appearing in a "share premium" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The shareholders' meeting may decide to earmark any portion of the available surplus of said profits it wishes for the creation of general or special providence or reserve funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to the registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered at December 31 of each year in registered form for at least two years, and which remain registered until the date of the payment of the dividend, will entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of the dividend per share prior to any increase is at least equal to the amount of the dividend per share prior to any increase distributed in the preceding year, adjusted to take into account the change in the number of shares from one year to the next resulting in a capital increase by capitalizing premiums, reserves or profits or a share split.

In the event that, as from January 1, 1996, the Board of Directors, with the approval of the shareholders' meeting, decides to increase the capital by capitalizing reserves, profits or premiums, the registered shares held for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The new shares created in this manner will be comparable in all respects to the existing shares from which they are issued, for calculating the entitlement to the higher dividends and the higher allotments.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the extraordinary shareholders' meeting, according to the procedures it determines.

Pursuant to law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the company's share capital.

The shareholders' meeting held to approve the financial statements for the fiscal year shall have the possibility of granting to each shareholder, for all or part of the dividend or interim dividends, an option for payment of the dividend or interim dividends in either cash or shares.

Section VII Liquidation

Art. 22: Liquidation

At the expiry of the company's term, or in the event of early dissolution, the shareholders' meeting determines the method of liquidation, in accordance with the conditions stipulated by law. It appoints and determines the powers of one or more liquidators.

The liquidators may, pursuant to a decision of the shareholders' meeting, transfer to another company or sell to a company or to any other entity or person, all or part of the assets, rights and obligations of the dissolved company.

The duly constituted shareholders' meeting retains the same prerogatives during the liquidation as during the company's term. In particular, it has the power to approve the accounts of the liquidation and to grant a discharge thereof.

After the company's commitments have been settled, the net proceeds from the liquidation are used first to fully redeem the shares, and the surplus is then distributed equally among them.

Section VIII Disputes

Art. 23: Disputes

All disputes which may arise during the company's term or liquidation, either between the shareholders and the company or among the shareholders themselves, regarding company affairs, are settled in accordance with law and submitted to the jurisdiction of the competent Paris courts.

For this purpose, in the event of disputes, all shareholders shall elect domicile in Paris, and all summonses and notices are duly served at this domicile.

Failing election of domicile, summonses and notices are validly served at the Office of Public Prosecution of the French Republic at the High Court of Paris.

The principles of sustainable development have been at the heart of Air Liquide's corporate strategy for over a century. These principles are focused on four dimensions:

- responsibility to shareholders, long-term business development and company performance coupled with transparency;
- safety for people and assets, preservation of the environment and natural resources, both in Group operations and at customer sites;
- social and ethical commitment of company employees to common objectives;
- innovation and technological progress to guarantee the advancement of the company and its customers.



Benoît Potier
Chairman of the Management Board



Sustainable development
Indicators Objectives



Sustainable development sales

About one third of Air Liquide's sales are directly linked to applications or activities that help preserve life and the environment. There are the environmental applications of gases, of course, but also the Healthcare sector as well as solutions to reducing energy consumption.

Contents

Methodology for reporting human resources, safety and environmental indicators

Protocol and definitions

In the absence of a relevant and recognized benchmark for industrial gas activities, Air Liquide has created a protocol to define its reporting methods for human resources, safety and environmental indicators. This protocol includes in a single document all the definitions, measurement procedures and collection methods for this information.

In line with the Group's commitment to continuous improvement, Air Liquide is gradually making adjustments to its sustainable development indicators protocol to reflect changes in the Group.

This protocol is based on the general principles defined by the Group with regard to scope, responsibilities, controls and limits, and establishes definitions, responsibilities, tools and data-tracing methods for each indicator. This document is regularly updated.

Scope and consolidation methods

As a general rule, production units are integrated after one calendar year's full operation. This is the case this year with all the Messer units. Human resources indicators are consolidated worldwide for all companies globally integrated within the financial consolidation scope.

Safety indicators are consolidated worldwide for all companies in which Air Liquide owns the majority of the share capital. Information on the impact of transportation (kilometers traveled by delivery trucks, carbon dioxide emitted) covers the entire world. Figures are calculated on the basis of data collected in the main countries where the Group is established. Information on kilometers saved and carbon dioxide emissions avoided through on-site air gas production units is worldwide and involves all countries globally integrated within the financial consolidation scope.

Environmental and energy indicators for the eight main types of production units operated by the Group are consolidated for the second year based on a world-wide scope that includes the main countries in which the Group is established, accounting for about 99% of the Group's sales in Gas and Services, and 94% of the Group's total sales. For the first time, welding activities are included in the reporting scope.

Data on units whose operation has been granted to a company in which Air Liquide has a majority interest are fully consolidated (100%). Data on units operated by a company in which Air Liquide has a 50% interest are consolidated at 50%. Data on units whose operation has been granted to a company in which Air Liquide has a minority interest have not been taken into account. The various types of production units are:

- main air separation units,
- cogeneration units and hydrogen and carbon monoxide production units,
- acetylene, nitrous oxide, carbon dioxide units, as well as hygiene and specialty products units,
- production units for welding equipment and products (for water consumption).

Estimates of the Group's sales percentage where the IMS (Industrial Management Systems) project is being rolled out or covered by ISO 9000 quality or ISO 14001 environmental certifications are based on the companies included within the financial consolidation scope. Electricity consumption is only taken into account when Air Liquide pays for this electricity. Energy consumption of on-site units, as well as water consumption specific to the sale of treated water at the Bayport site (United States), which is an activity specific to this site, are excluded from the data consolidation scope. Certain sites including several activities may report data on only one of those activities.

Reporting and responsibility

Human resources, safety and environmental indicators are produced by several data collection systems in the Group, each under the responsibility of a specific department.

• Human resources indicators included in the Group's general accounting consolidation tool, are under the dual responsibility of the Finance Department and the Human Resources Department.

• Safety indicators are based on the Group's accident reporting tool, which falls under the Safety and Risk Management Department (DMRS).

• The energy indicators for carbon dioxide emissions from the main air separation units, cogeneration, hydrogen and carbon monoxide units are tracked by the Large Industries division using a dedicated intranet tool.

• As a complement, the collection of environmental data is carried out by the Safety and Risk Management Department (DMRS) using a dedicated intranet tool, and includes:
- for the units mentioned above, other environmental indicators (atmospheric emissions, water consumption, discharge to water, etc.)
- for the smaller units (acetylene, nitrous oxide, carbon dioxide units, and hygiene and specialty products units), all indicators (energy use, atmospheric emissions, water consumption, discharge to water, etc.) and water for the welding activity.

• Indicators on kilometers traveled are the responsibility of the Industrial Customers division.

• Finally, the estimate of the Group's sales percentage where the IMS project is being rolled out or covered by the ISO 9000 quality and ISO 14001 environmental certifications are indicators under the responsibility of the Safety and Risk Management Department.

Controls

Each department in charge of collecting data is responsible for indicators provided. Control occurs at the time of consolidation (review of changes, intersite comparisons). Safety and energy indicators are included in operational audits of business activities. In addition, in the process of collecting data in the expanded scope, the Safety and Risk Management Department (DMRS) conducted internal audits of environmental data on a sample of sites representative of the various types of units monitored. Where the data reported is incoherent or missing, an estimated value may be used by default. For the third year, and in the spirit of continuous improvement, Air Liquide has asked the Environment and Sustainable Development Department of its statutory auditors, Ernst & Young and Mazars & Guérard, to review the Group's procedures for human resources (excluding employee shareholders), safety and environmental indicators, and to check certain sites or units on the process of data collection. The review and its findings are presented below. This review process has also given rise to recommendations, communicated within the Group, in order to improve performance in the following year.

Methodological limitations

Methodologies for reporting on certain human resources, safety, and environmental indicators may present certain limitations, given:

• the absence of recognized definitions at the national and international levels, in particular those indicators concerning engineers and managers and social performance,

• the representative character of measurements and the necessary estimates involved. This is particularly relevant for indicators on carbon dioxide emissions avoided, water consumption, kilometers saved by on-site units and the percentage of sales covered by industrial management systems and indicators regarding training.

External opinion on human resources, safety and environmental reporting procedures

At the request of Air Liquide, we reviewed reporting procedures of human resources[1], safety and environmental indicators published for the 2005 reporting period and presented in the tables on the following pages.

These indicators were prepared under the responsibility of Air Liquide's executive management, according to the Group's procedures summarized in the preceding pages. It is our responsibility to provide you with our findings following the review described below.

■ Nature and scope of review

As agreed, we carried out the following tasks:

- We reviewed the procedures and their relevance, their completeness and precision with regard to the Group's activities;
- We conducted interviews at headquarters with the departments in charge of the various reporting systems (human resources, finance, risk and safety management, Large Industries, Industrial Customers) to review the consolidation and data control processes;
- We visited 12 production units or entities in five European countries: the Air Liquide Welding entity, the Large Industries Europe Department, Air Liquide Santé France and Orkyn in France, Air Liquide Italie and Carbagas in Switzerland for human resources data; the Priolo (Italy) and Duisburg (Germany) air separation units, the Bergen Op Zoom (Netherlands) and Belle-Etoile (France) hydrogen production units and the Belle-Etoile and Figenal (France) cogeneration units for environmental and safety data. We evaluated the proper understanding and implementation of data collection procedures.

For this review, we called on our teams specialized in sustainable development.

In accordance with ISAE international audit standards (International Standard on Assurance Engagements), such a review does not include all the relevant controls for providing assurance on data, but it does allow us to describe findings on reporting procedures.

■ Findings on procedures

Our reviews led us to the following conclusions:

- The findings on procedures are consistent with Air Liquide's methodology presented in the preceding pages;
- Compared with the previous fiscal year,
  - the formalization of data-collection procedures has been systematized and the collection of energy indicators made reliable,
  - data control procedures still need to be strengthened;
- The implementation of collection and consolidation procedures for certain human resources data (number of hires, percentage of employees with access to a dialogue structure, training costs) and data on water consumption must be improved.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Philippe MOUTENET

ERNST & YOUNG Audit
Olivier BREILLOT

(1) Excluding share capital held by Group employees.


Shareholders

Growth of net earnings and net earnings per share

	1996	1997	1998	1999	2000	2001	2002	2003	2004	IFRS 2004	IFRS 2005
Net earnings *(in millions of euros)*	423	471	516	563	652	702	703	726	778	780	**933**
Net earnings per share *(in millions of euros)* (1)	3.74	4.17	4.56	5.00	5.81	6.34	6.42	6.68	7.20	7.23	**8.66**

(1) Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions.

Growth in overall distribution to shareholders

Fiscal year *in euros*	Overall distribution
1996	160,123,309
1997	179,476,216
1998	205,141,753
1999	221,705,489
2000	281,772,221
2001	298,089,761
2002	330,455,564
2003	327,486,475
2004	391,189,742
2005	**432,083,449**

Evolution of % of registered capital and number of shares with bonus dividend since implementation in 1995

Exercice	Registered Capital (in %)	Number of shares with bonus dividend
1996	43%	19,063,625
1997	38%	23,110,575
1998	35%	25,539,055
1999	32%	24,087,590
2000	30%	24,944,295
2001	29%	23,315,671
2002	27%	24,489,228
2003	28%	24,266,063
2004	30%	25,876,746
2005	**31%**	**27,264,001**

Evolution of share ownership

En %	1990	1995	2000	2001	2002	2003	2004	2005
Individual shareholders	65	57	45.4	41.7	39.9	40.5	38.9	**38.1**
Institutional investors	35	43	52.9	55.6	58.4	57.6	59.8	**61.4**
Treasury shares			1.7	2.7	1.7	1.9	1.3	**0.5**

Objective

In the last 10 years, the growth in value of a portfolio of Air Liquide shares (Total Shareholder Return) has been +12.0% a year, including reinvested dividend, bonus shares and loyalty bonuses granted to registered shareholders. The Group's objective is to follow this long-term and transparent policy of comprehensive remuneration for shareholders in order to ensure regular growth in the value of their investment.



Safety and the environment

Safety indicators for Group as a whole

Sécurité	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Number of accidents (1)	359	234	179	192	214	188	207	164	135	134	167	194	136	135	**131**
Accident frequency rate (2)	6.4	4.3	3.4	3.8	4.2	3.4	3.7	2.9	2.4	2.3	2.8	3.2	2.3	2.3	**2.1**

(1) No fatal accidents in 2005, one fatal traffic accident in 2004 and two fatal accidents in 2003.

(2) Number of accidents involving lost time per million hours worked by Group employees. Accidents defined as recommended by the International Labor Office.

Objective

The Group's objective is zero accidents, on every site, in every region, in every unit.

Environmental indicators for the Group as a whole

Presented here are the environmental elements most representative of Group's businesses:
- large air separation, cogeneration, and hydrogen and carbon monoxide units in the Large Industries division,
- acetylene, nitrous oxide and carbon dioxide liquefaction units in the Industrial Customers division,
- production units in the hygiene and specialty sectors,
- production units for welding equipment and products (for water consumption),
- transportation.

Most relevant environmental indicators for the total of the eight unit types and transportation included in the world-wide scope (422 production units)

	Scope	2003	2004	2005
Total annual electricity consumption *(GWh)*	World		(3) 17,636	**20,991**
Total annual thermal energy consumption *(LHV Terajoules)*	World		124,702	**131,548**
Total annual water consumption *(in millions of m³)*	World		44	**(4) 49**
Annual amount of CO_2 emissions avoided by cogeneration and on-site units *(in thousands of tons)*	World	856	647	**723**
Total CO_2 emissions into the atmosphere *(in thousands of tons/year)*	World		5,795	**(5) 6 447**

(3) Recalculated to take into account only the units where the Group pays for the electricity.

(4) Representing less than 0.5 one-thousandth of the industrial water consumption of the countries under review.

(5) Representing less than 1 one-thousandth of the CO_2 emissions in the countries under review.

Details on indicators for each of the eight unit types

1 Worldwide, Air Liquide operates **246 large air separation units.** They produce oxygen, nitrogen and argon, with some sites producing rare gases. These factories "without chimneys" do not make use of any combustion process. Since they produce almost no carbon dioxide (CO_2), sulfur oxide (SOx) or nitrous oxide (NOx) emissions, they are particularly environmentally friendly. They do consume almost exclusively electricity: worldwide, they use about 2,300 MWh each instant, the equivalent of the production of two nuclear power plants. Their cooling systems require back-up water.

By improving energy efficiency, these units use less and less energy per m³ of gas produced: a reduction on the order of 5% over the last six years.

Air separation units	Scope	2000	2001	2002	2003	2004	2005
Annual electricity consumption *(GWh)* (1)	World	14,940	15,421	15,903	16,134	16,931	**20,179**
Evolution of energy consumption per m³ of gas produced (2)	World	100.0	96.6	94.8	93.9	93.1	**94.9**
Annual back-up water consumption *(in millions of m³)*	World					28	**32**
Discharge to water: oxidizable matter *(tons/year)*	World					Below 2,000	**Below 1,000**
Discharge to water: suspended solids *(tons/year)*	World					Below 2,000	**Below 1,000**

(1) ...luding small volumes of purchased steam.

(2) ...es produced (oxygen, nitrogen, argon) calculated in m³ of equivalent gaseous oxygen. Base 100 in 2000.

Objective and monitoring

The energy consumption per m³ of gas produced in all the Group's air separation units has globally improved by over 5% from 2000 to 2005.

However, 2005 (indicator of 94.9 for a base of 100 in 2000) compared to 2004 (indicator 93.1) shows a reduction in this indicator for two reasons:

- the reporting scope has changed,
- there is a variation in energy efficiency (-168 GWh) owing to problems in the United States caused by hurricanes, the procedures used by certain units to adapt to customer demand and the increased volatility of the electricity market.

The Group however is maintaining its objective, for 2009, of reducing by 400 GWh (compared to 2004), with an unchanged scope, the annual worldwide energy consumption of these units, equivalent to the annual home consumption of electricity of a city of 180,000 people.

2 Worldwide, Air Liquide operates **15 cogeneration units.** They produce steam and electricity simultaneously much more efficiently – 15 to 30% – than units that generate steam and electricity separately, which results in major savings in fossil fuels. They consume natural gas and water, most of which is converted into steam and then supplied to customers. Most of the steam is condensed by these customers and then reused in the cogeneration unit. In most cases, the electricity produced is supplied to the local electricity distribution network. Combustion of natural gas gives off carbon dioxide (CO_2) and produces some nitrous oxide (NOx) emissions, but practically no sulfur oxide (SOx) emissions.

These units replace steam and electricity production units that would have produced more CO_2 emissions. Cogeneration units therefore help reduce CO_2 emissions in the industrial basins they supply. In 2005, the Group's 15 cogeneration units avoided 666,000 tons of carbon dioxide emissions into the atmosphere.

Cogeneration units	Scope	2003	2004	2005
Annual natural gas consumption (or thermal energy) *(LHV Terajoules)*	World	71,464	74,065	**67,474**
Annual quantities of CO_2 atmospheric emissions prevented through cogeneration (1) *(in thousand of tons)*	World	856	647	**666**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	3,930	4,155	**3,785**
Air emissions: NOx (nitrous oxides) *(in tons)*	World	4,050	2,060	**2,350**
Air emissions: SOx (sulfur oxides) *(in tons)*	World	Below 100	Below 100	**Below 100**
Annual water consumption *(million m³)*	World	10	7.9	**7.9**

(1) Calculation takes into account the primary energy source each country uses to produce electricity (source: International Energy Agency).

3 Worldwide, Air Liquide operates **31 large hydrogen and carbon monoxide production units.** Desulfurization of hydrocarbons to produce sulfur-free fuels is one of the main applications for hydrogen. In 2005, the hydrogen Air Liquide supplied to refineries throughout the world resulted in a savings of 600,000 tons of sulfur oxide emissions into the atmosphere, which is greater than all the emissions from a country like France. An important application for carbon monoxide is plastics manufacturing. Natural gas is the main raw material used in these production units, along with certain amounts of "process" water. These units emit carbon dioxide (CO_2) and lead to nitrous oxide (NOx) emissions but produce practically no sulfur oxides (SOx). They also consume electricity. Their cooling circuits require back-up water.

Hydrogen and carbon monoxide units	Scope	2004	2005
Annual thermal energy consumption *(LHV Terajoules)*	World	50,366	**63,846**
Annual electricity consumption *(GWh)*	World	(2) 375	**435**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	1,628	**2,249**
Air emissions: NOx (nitrous oxides) *(in tons)*	World	Below 1,000	**1,500**
Air emissions: SOx (sulfur oxides) (in tons)	World	Below 500	**Below 500**
Annual consumption of process and back-up water *(in million m3)*	World	5	**5,3**
Discharge to water: oxidizable matters *(in tons)*	World	Below 50	**Below 100**
Discharge to water: suspended solids *(in tons)*	World	Below 500	**Below 500**

(2) Recalculated to take into account only the units where the Group pays for the electricity.

4 Worldwide, Air Liquide operates **49 acetylene production units** (a gas used mainly in welding and metal cutting). They produce the gas through the decomposition of a solid - calcium carbide - using water. This process produces lime, which is generally sold to industrial customers for use in water treatment plants. Other consumption and discharge is of little significance.

Acetylene units	Scope	2004	2005
Annual water consumption *(in million m³)*	World	0.4	**0.4**
Annual calcium carbide consumption *(in tons)*	World	36,200	**38,900**
Quantity of lime produced *(in tons)*	World	41,900	**45,000**

5 Worldwide, Air Liquide operates **12 nitrous oxide production units.** Nitrous oxide is used nearly exclusively as an anesthetic gas in medicine. It is produced from ammonium nitrate in solid form or as a solution in water. The cooling circuits of these units require back-up water. Other consumption and discharge is of little significance.

Nitrous oxyde units	Scope	2004	2005
Annual electricity consumption *(GWh)*	World	6	**6**
Annual water consumption *(million m3)*	World	0.1	**0.1**
Annual ammonium nitrate consumption *(in tons)*	World	25,100	**24,500**
Estimate of loss of nitrous oxyde into the atmosphere *(in tons)*	World	800	**800**

6 Worldwide, Air Liquide operates **50 carbon dioxide liquefaction units.** Carbon dioxide has many industrial applications but is used mainly in the food industry to deep-freeze foods or to produce carbonated beverages. Carbon dioxide is most often a by-product of chemical units operated by other manufacturers. In some cases, it is found naturally in underground deposits. It is purified and liquefied in Air Liquide units, which consume electricity and cooling water in the process.

Carbon dioxide liquefaction units	Scope	2004	2005
Annual electricity consumption *(GWh)*	World	306	**353**
Annual water consumption *(million m3)*	World	1.8	**1.9**
Discharge to water: oxidizable matters *(in tons)*	World	Below 100	**Below 100**
Discharge to water: suspended solids *(in tons)*	World	Below 100	**Below 100**

7 **Hygiene and specialty production units** are located at seven sites in France, Belgium and Germany. These units consume natural gas, electricity and water. Combustion of natural gas produces small quantities of carbon dioxide.

Hygiene and specialty units	Scope	2003	2004	**2005**
Annual electricity consumption *(GWh)*	World	17	18	**18**
Annual natural gas consumption *(LHV Terajoules)* (1)	World	217	271	**228**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	13	12	**9**
Annual water consumption *(millions m³)*	World	1	0,6	**0,5**
Discharge to water: oxidizable matters *(in tons)*	World	Below 1 000	Below 1 000	**Below 1 000**
Discharge to water: suspended solids *(in tons)*	World	Below 100	Below 100	**Below 100**

(1) Including steam purchases.

8 The **welding equipment and products production units** are mainly located in Europe (France, Italy, Spain, Germany, Slovakia, Hungary, Romania) on 12 sites. They are welding equipment assembly (electric welding units, torches, pressure-reducing valves) or welding consumables (electrodes, flux cord wire) production units. They consumed 0.5 million m³ of water in 2005.

Seveso 2 directive

This European directive focuses on preventing major industrial risks. It applies to any facility where dangerous substances exceed certain quantities. These facilities are divided into two categories according to this quantity: Seveso 2 "high threshold" and "low threshold". In Europe, mainly because of their stocks of oxygen, 98 Air Liquide "low threshold" and 23 "high threshold" sites are involved. Seveso regulations apply only to Europe but if the Seveso "high threshold" critera were applied, 15 other Group sites elsewhere in the world could be included.

CO_2 directive in Europe

The objective of this directive, like the Kyoto Protocol, is to establish a quota system for reducing greenhouse gas emissions, but in Europe only. Implementation for CO_2 in the industrial sector began on January 1, 2005. As air separation units emit practically no carbon dioxide, this directive only applies to Air Liquide's five cogeneration units and two hydrogen production units in France, the Netherlands and Spain. In 2004, each country incorporated the directive into its legislation and set quotas for the facilities concerned. In 2005, Air Liquide's quotas (about 1.2 million tons of CO_2) covered its emissions.

■ Transportation indicators

In 2005, Air Liquide trucks delivering liquid gases or gas cylinders traveled 369 million km throughout the world and emitted about 404,000 tons of carbon dioxide. On-site nitrogen, oxygen and hydrogen units reduced truck deliveries, a source of carbon dioxide (CO_2) emissions. These on-site units were able to save the 56 million extra km traveled by trucks and therefore the emission of 57,000 tons of carbon dioxide. Supplying large customers via pipeline from the Group's units also limits transportation. These pipeline systems, which are environmentally friendly and safe, total over 8,000 km worldwide.

For air gases, which represent most of the volumes the Group delivers, 84% of deliveries are made via pipeline or through on-site units. As a result, only 16% of all air gas products are delivered by trucks.

	Scope	2003	2004	2005
Kilometers traveled by all vehicles delivering gas in liquid or cylinder form *(in millions of km)*	World	303	325	**369**
Estimate of CO_2 emissions generated by these vehicles *(in thousands of tons)*	World			**404**
Estimate of truck transport kilometers avoided through on-site customer units *(in millions of km)*	World	55	54	**56**
Estimate of CO_2 emissions avoided by these on-site units *(in thousands of tons)*	World			**57**
Percentage of deliveries of air gases via pipeline or on-site	World			**84%**

■ Industrial Management Systems (IMS) and Quality and Environmental Certification indicators

In 2004, the Group launched a new industrial management system (IMS) to strengthen safety, reliability, the preservation of the environment and risk management. That same year, the IMS was tested in several pilot countries (Canada, Italy and China in particular). As of the end of 2005, it was being rolled out in the Group's units representing 96% of consolidated sales.

The Group has taken several other quality initiatives, especially in the implementation of good production practices (Common Good Manufacturing Practices) and ISO certification. ISO 9000 quality certifications cover about 67% of the Group's sales. The Group has also undertaken a proactive approach to preserving the environment, in particular by committing to following the "responsible care" principles of the chemical industry. To this end, in France, it belongs to the Entreprises pour l'Environnement (EPE) association and has obtained ISO 14001 certifications, an international benchmark in the environment. These certifications cover about 15% of the Group's sales.

	Scope	2004	2005
Estimate of Group subsidiary sales where IMS is being rolled out	World		**96%**
Estimate of the Group's sales % covered by an ISO 9000 Quality Certification	World	65%	**67%**
Estimate of the Group's sales % covered by an ISO 14001 Environmental Certification	World	14%	**15%**

Human resources, social and societal

A certain number of human resources indicators appear on the next page. The Group has also been increasingly involved in the social and societal sectors.

The expansion of the European Union and the Group's recent acquisitions are taken into account in the composition of the European Group Committee, which now has 25 members from the 13 countries. It meets once a year under the chairmanship of a Management Board member.

The Group is a member of the Observatoire sur la Responsabilité Sociale des Entreprises (ORSE) in France.

As for ethics, a growing number of subsidiaries are applying Air Liquide's operation principles in specific codes of conduct: there are now over 20 on the five continents. As far as purchasing is concerned, ethical guidelines have been established. Suppliers must be openly and fairly evaluated and are bound to comply with Air Liquide commitments on sustainable development, especially on safety, the preservation of the environment and respect for men and women.

Finally, the Group undertakes a certain number of corporate sponsoring operations concerned with preserving life and the environment. In 2005, these Group operations, cash and equipment donation taken together, exceeded one million euros.

ASPI Eurozone Index

Air Liquide is one of the 120 companies making up the ASPI Eurozone Index set up by Vigeo, an independent agency that rates companies' social responsibility.

These 120 firms were chosen for their sustainable development performance.

Ethibel Sustainability Index

Since 2005, Air Liquide has been included in this index set up by the Belgian extra-financial rating agency Ethibel. This index encompasses 300 companies worldwide that are sustainable development leaders.

Storebrand

This Norwegian major investment fund has positioned Air Liquide among the best companies for its environmental and social performances.

Indicators for the Group as a whole

Employees (1)	2002	2003	2004	2005
Group employees	30,800	31,900	35,900	**35,900**

In 2005 Distribution of employees by geographic zone	France	Europe (excl. France)	Americas	Asia-Pacific	Africa
	30%	**31%**	**21%**	**15%**	**3%**

Age distribution	Under 30 years	30 to 40 years	40 to 50 years	50 to 60 years	Over 60 years
	15%	**33%**	**29%**	**21%**	**2%**

% employees resigning in the year	2004	2005
	3.4%	**3.7%**

Diversity, parity Women	2003	2004	2005
% women among engineers and managers	14%	17%	**17%**
% women among engineers and managers hired during the year	24%	31%	**28%**
% women among employees considered high potential	20%	21%	**24%**
Number of nationalities			
Among expatriates	36	36	**36**
Among senior managers	25	21	**20**
Among employees considered high potential	35	37	**40**
Training			
% total payroll allocated to training	about 3%	about 3%	**about 3%**
Average number of days of training per employee	2,5 days	2,7 days	**2,6 days**
% employees who attended a training program at least once during the year		67%	**67%**
Remuneration			
% employees with an individual variable share as part of their remuneration	36%	40%	**41%**
Performance review			
% employees who have had a performance review meeting with their direct supervisor during the year	60%	70%	**72%**
Social performance			
Average seniority in the Group			**12 years**
% of handicapped employees			**1.3%**
% of employees having access to organized representation/dialogue/consultation			**74%**
% of employees belonging to a unit at which an internal satisfaction survey was conducted within the last three years (2)			**56%**
% of employees with benefits coverage through the Group (3)			**98%**
Investment equity			
% capital held by Group employees	0.9%	0.86%	**1.2%**
% Group employees shareholders of L'Air Liquide S.A.		over 40%	**About 60%**

(1) Employees under contract, excluding temporary employees. (2) Indicator concerning units with over 300 employees. (3) Particularly retirement.

Detailed human resources information for L'Air Liquide S.A. is available on request from the "Social Report".

Diversity

Objective

To strengthen the position of women in the Group, in particular through recruitment of engineers and managers. The Group's objective is to increase the hiring of women in this category, from nearly one out of three new hires today to more than two out of five within five years (2005-2009).

Monitoring the objective

In 2005, the proportion of women among engineers and managers hired clearly increased in Europe and especially in France (over 50% of these hires). Worldwide, this percentage was 28%, still well below the Group's objective due to Asia (24% of engineers and managers hired were women) and the rapid growth in this region.

Training

Objective

To increase training opportunities so that, within five years (by 2009), all employees have the chance to enhance their skills and facilitate their advancement through, on average, at least three training days a year.

Monitoring the objective

The number of training days per person per year remained stable in 2005 (2.6 days). The Group, which is working on specific programs by geographic zone and by major business line, plans to pursue its objective.

Monitoring performance

Objective

On every site, in every region, in every unit, the Group's objective is that 100% of all employees meet their direct supervisor once a year for a performance evaluation interview and meet a manager from the Human Resources Department about every three years for a career development interview.

Monitoring the objective

The Group is making progress in this area as the percentage of employees who had an annual meeting with their direct supervisor was 72% in 2005, up from 60% in 2003.


Innovation

A certain number of indicators on innovation are presented below.

Apart from these indicators, innovation is an integral part of the Air Liquide culture and is one of the basic components of its sustainable development approach, as the following elements demonstrate:

Certain patented innovations make a major contribution to the Group's growth. Each year, Air Liquide singles out the inventors of patents that have been successfully marketed. Thirty of them received a special tribute during a ceremony that took place on November 21, 2005 at the Eiffel Tower in Paris, in the presence of Robert Aymar, director general of CERN (European Organization for Nuclear Research).

On November 8, the date the Group was founded in 1902, all the Group's units took part in an Innovation Day.

Finally, over half the Group's R&D budget is devoted to work on the environment and sustainable development: energy efficiency, cleaner production processes and new energies.

Indicators for the Group as a whole

	Research 2005
Budget	**Nearly 165 million euros**
Number of researchers	**550**, with more than 25 nationalities
Number of research centers	**8** (France, Germany, the United States, Japan)
Industrial partnerships	**Over 100**
International collaborations	**Over 100** with universities and research institutes

Patents	2003	2004	2005
New inventions patented during the year	236	225	**236**
Patents filed directly in the Group's four main zones of operations [1]	105	109	**103**

(1) Europe, the United States, Japan and China.

Objective

To disseminate innovations within the Group and recognize innovators. Within five years (2005-2009), and in the largest number of areas, to file over 500 new patents, valid directly in the Group's four main zones of operations: Europe, the United States, Japan and China.

Monitoring the objective

In 2005, with 103 new patents filed in these four zones, the Group is in line with the objective it set itself.

Complementary information


for the
reference
document

Contents


General information

■ General information on L'Air Liquide S.A.

Corporate name and registered offices

L'Air Liquide, a joint stock company run by a Management Board and a Supervisory Board for the study and application of processes developed by Georges Claude.
Registered offices: 75, quai d'Orsay, 75321 Paris Cedex 07 - France

Legal form

A joint stock company with a Management Board and a Supervisory Board under French law, governed by the Commercial Code.

Law applicable to L'Air Liquide S.A.

French law.

Incorporation and expiry dates

The Company was incorporated on November 8, 1902, for a set term expiring on February 17, 2028.

Corporate purpose (article 2)

The Company's corporate purpose comprises:

1. the study, exploitation, sale of patents or inventions of Messrs. Georges and Eugène Claude, pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof,

2. the industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, in blends and combinations, without any distinction as to state or origin, in all domains of the applications of their physical, thermodynamic, chemical, thermochemical and biological applications, and in particular in the domains of propulsion, the sea, health, agri-business and pollution,

3. the purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the foregoing corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen pure, blended or combined, in particular of all oxygenated of nitrogenous products,

4. the study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes,

5. the direct exploitation or the exploitation by creating of companies, of everything which is connected, directly or indirectly, with the Company's purpose or is apt to contribute to the development of its industry,

6. the supply of all services, or the supply of all products apt to develop its clientele in industry or health sectors.

The Company may request or acquire all franchises, make all constructions, acquire or take out on a rental basis all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell these franchises, assert them, merge or create partnerships with other companies by acquiring shares or Company rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly.

Lastly, and more generally, it may carry out all industrial, commercial, real, personal, financial operations pertaining directly or indirectly to the corporate purposes specified above.

Business and Company register

552 096 281 R.C.S. Paris
APE code: 244A

Consulting legal documents

The Articles of Association, Minutes of Shareholders' Meetings and other Company documents may be consulted at Company headquarters.

Fiscal year

The Company's fiscal year starts on January 1, and ends on December 31, of the same year.

Distribution of profits as provided for in the Articles of Association (article 42)

The Company's net proceeds, established in the annual inventory, after deducting the Company's overheads, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, a deduction is made of the amount necessary for paying to the shareholders, as a first dividend, five percent of the sums paid-up on their shares, and not amortized, and five percent of the sums from premiums on shares issued in cash, and appearing in an "Additional paid-in capital" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The Shareholders' Meeting may decide to earmark any portion of the available surplus of profits it wishes for the creation of general or special reserve and providence funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered on December 31 of each year and held in registered form for at least two years, and which remain registered until the date of the payment of the dividend, entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of such latter dividend is at least equal to the amount of the dividend per share distributed in the preceding year for such same shares.

In the event that, as from January 1, 1996, the Management Board, with the approval of the Shareholders' Meeting, decides, after obtaining the approval of the Supervisory Board, to increase the capital by capitalizing reserves, profits, or additional paid-in capital, the shares held in registered form for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the Extraordinary Shareholders' Meeting, according to the procedures it determines.

Pursuant to the law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the Company's share capital.

When the Shareholders' Meeting decides to distribute sums drawn from the reserves at its disposal, the resolution shall expressly indicate the reserve items from which the drawing is made.

Except in the case of a capital decrease, no sums shall be distributed to the shareholders when following such distribution the shareholders' equity is or would fall below the amount of the capital plus the reserves the distribution of which is prohibited by law or by the Articles of Association.

Shareholders' Meetings

Methods of convocation

The Shareholders' Meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

In accordance with the law and the Articles of Association, only those shareholders who own registered shares registered in the share account at least five days before the scheduled date of the meeting may take part in the Shareholders' Meeting, vote by absentee ballot, or be represented at the meeting. The owners of bearer shares who wish to attend, vote by absentee ballot, or be represented at the meeting must therefore, five days before the scheduled date of the meeting, present proof of a registration in account of their share with an intermediary and of the inalienability of these shares until the date of the Shareholders' Meeting.

However, the Management Board will always, if it deems suitable, have the right to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the Company in accordance with the legal and regulatory conditions in force.

The Shareholders' Meeting meets each year, as required by law, during the first half of the year. It may also meet extraordinarily whenever the Management Board or the Supervisory Board deems that it is useful.

Meetings take place at the registered offices or at any other place designated by the author of the notice.

The Shareholders' Meeting shall be convened and shall deliberate as prescribed by law. Each shareholder shall have as many votes as the voting shares he or she owns or represents, without further restriction, other than this imposed by the law in force.

Conditions of use of voting rights

The voting right attached to a jointly held share is exercised by the beneficial owner at the Extraordinary Shareholders' Meeting and at the Ordinary Shareholders' Meeting. There are no double voting rights.

Thresholds set by the Articles of Association

Any direct or indirect owner, acting alone or jointly, of a fraction of the Company's capital or voting rights is obliged to inform the Company within fifteen days of the trading date, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.

In the event of a failure to comply with this additional information obligation, one or several shareholders, owning a fraction of the Company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been reported be stripped of their voting rights for any Shareholders' Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders' Meeting.

Identification of share owners

The Company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares as well as the number of shares they own.

Capital

Modification of share capital and shareholder rights (article 8)

Share capital increase

The share capital may be increased on one or more occasions, either by contributions in kind or in cash, or by capitalizing reserves, additional paid-in capital or profits, or by converting bonds into shares, or exchanging bonds against shares, or by setting-off liquid or payable claims against the Company or by any other means stipulated by law, pursuant to a decision of the Extraordinary Shareholders' Meeting voted under the conditions set forth in the Articles of Association. However, if the capital increase is carried out by capitalizing reserves, profits or additional paid-in capital, the decision is taken under the quorum and majority conditions stipulated for Ordinary Shareholders' Meetings.

The Shareholders' Meeting will determine the procedures for increasing the share capital; it may also delegate to the Management Board, without prejudice to the powers of the Supervisory Board determined in by Articles of Association, the powers necessary for carrying out said capital increase, on one or more occasions, determining the procedures thereof, and declaring the completion thereof, and making the correlative amendments to the Articles of Association.

In the event of the issue of new shares payable in cash, and unless otherwise decided by the Extraordinary Shareholders' Meeting acting in accordance with the conditions stipulated by law, the owners of previously issued shares who have made all payments called-up or their assignees, will have a preferential subscription right to the new shares, in proportion to the amount of the par value of the shares they own. The parties concerned will be notified of this preferential subscription right in accordance with law.

Regulations drawn up by the Management Board, with the approval of the Supervisory Board, will set the conditions, deadlines and forms under which the gains of the provisions of the previous paragraph may be claimed.

Share capital decrease

The share capital may also be decreased pursuant to a decision of the Shareholders' Meeting, by recommendation of the Management Board or the Supervisory Board, in the conditions stipulated by law, or by reimbursing or redeeming shares on the stock exchange, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, with or without a cash balance to be paid or received. The Shareholders' Meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to pay or receive, even if the decrease decided on is not the result of losses.

Share capital

As of December 31, 2005, the share capital was 1,204,923,225 euros, divided into 109,538,475 shares with a par value of 11 euros each, all of the same class.

Cancellation of shares and capital decrease following buy back by the Company of its own shares

The Combined Annual General Shareholders' Meeting of May 11, 2005, authorized the Management Board to cancel, at its discretion, on one or several occasions, within the limit of 10% of the Company's share capital, and per 24-month period, shares purchased under the authorization voted by the Combined Annual General Shareholders' Meeting of May 11, 2005, and those purchased under the authorization voted by the Combined Annual General Shareholders' Meetings of May 12, 2004 and May 15, 2003, and to decrease the capital accordingly.

This authorization is granted for a period of 24 months from the meeting date. Under that authorization, 550,000 shares were cancelled on February 24, 2006.

Authorized capital not yet issued and commitments to authorize capital

The Combined Annual General Shareholders' Meeting of May 12, 2004, granted the Management Board an authorization for five years to increase the capital, in one or more stages, by a maximum of 2 billion euros, including premiums:

- either by capitalization of reserves, earnings or additional paid-in capital,
- or by cash subscription, reserved preferentially to holders of existing shares, or to transferees of their rights, where the corresponding authorizations relate exclusively to shares.

This authorization was used up to an amount of 111,459,788 euros by a bonus share allocation adopted on May 12, 2004, and implemented on June 14, 2004, in the amount of 108,882,147 euros and on July 13, 2004, in the amount of 2,577,641 euros, corresponding to the 10% bonus allocation, in accordance with the Articles of Association.

Moreover, the Combined Annual General Shareholders' Meeting of May 12, 2004, gave the Management Board authorization, for a period of 38 months, for the purpose of granting to employees and/or executive officers, subject to the approval of the Supervisory Board, and the Supervisory Board for the purpose of granting to members of the Management Board, under articles L 225-177 et seq. of the French Commercial Law, options to purchase new shares of the Company to be issued to increase the capital, or shares of Air Liquide bought back by the Company, provided that the total number of shares for which options are thus granted not exceed 3% of the Company's share capital on the date the options are granted by the Management Board or the Supervisory Board.

The subscription or purchase price of the shares shall not be less than the average of the first quoted share prices over the 20 trading days immediately preceding the date on which the options are granted, rounded down to the next euro.

Under this authorization, 35,385 options to purchase Air Liquide shares were allocated at the Management Board meeting of November 30, 2004 and 428,000 options to subscribe to Air Liquide shares were allocated by the Management Board on March 21, 2005.

As of December 31, 2005, the number of adjusted options outstanding, allocated and not yet exercised, was 3,890,822.

The Combined Annual General Shareholders' Meeting of May 12, 2004, also granted an authorization to the Management Board, for a period of five years, subject to the approval of the Supervisory Board, to increase the share capital, in one or more transactions by up to 150 million euros, including premiums, through the issue of shares with a par value of 11 euros, for offering, under articles L 443-1 et seq. of the Labor Code pertaining to company savings plans, and to article L 225-138 of the French Commercial law, to employees of the Company and certain of its subsidiaries, within the meaning of article L 225-180 of the French Commercial law, provided that such employees have been employed by the Company or its subsidiaries for at least three months, and that the number of shares issued does not to exceed 1,000,000. The offering price shall not be higher than the average of the share price quoted over the 20 trading days immediately preceding the Management Board's decision setting the opening date of the offering period, nor be lower than 80% of that average price.

Using this authorization, on July 22, 2005, the Management Board recommended that Group employees subscribe to a maximum of 500,000 shares of the Company at a price of 113 euros, or 80% of the average of the share price quoted over the 20 trading days preceding the Management Board's decision. The subscription period of October 3-28, 2005, was set by the Management Board. The 435,927 shares subscribed by employees will carry dividend rights as of January 1, 2005. The capital increase amounting to 49,547,143 euros including premiums, took place on December 12, 2005.

Securities not representing capital

The Combined Annual General Shareholders' Meeting of May 12, 2004, authorized the Management Board, for a period of five years, to issue one or more bond debentures amounting to a maximum of 4 billion euros, in one or more stages, at the times and under the terms that it deems fit.

To date, the Group has issued bond debentures for a total of 1 billion euros.

Other securities giving access to capital

Convertible bonds

The Combined Annual General Shareholders' Meeting of May 12, 2004, authorized the Management Board, for a period of five years, in one or more stages, both in France and abroad, to issue bonds convertible into shares for a maximum amount of 1,500 million euros, either in euros or in foreign currency or in currency units set in reference to several currencies. Shareholders' preferential subscription rights are maintained.

This authorization has not been used.

Trends in share capital over the past three years

Issue date (In euros except for shares)	Type of transaction	Number of shares issued	Aggregate number of shares	Capital increase	Issue premiums and reserves	Share capital
01/10/03	Exercise of share subscription options	27,049	100,818,441	297,539	1,615,735	1,109,002,851
02/25/03	Exercise of share subscription options	2,768	100,821,209	30,448	157,084	1,109,033,299
02/25/03	Cancellation of bought back shares	(1,000,000)	99,821,209	(11,000,000)	(123,464,901)	1,098,033,299
05/15/03	Merger with COFIGAZ	1,868	99,823,077	20,548	110,949	1,098,053,847
01/26/04	Exercise of share subscription options	98,639	99,921,716	1,085, 029	5,633,424	1,099,138,876
02/27/04	Cancellation of bought back shares	(1,000,000)	98,921,716	(11,000,000)	(118,723,907)	1,088,138,876
05/12/04	Exercise of share subscription options	62,055	98,983,771	682,605	3,719,905	1,088,821,481
05/12/04	Bonus share allocation (one for ten)	9,898,377	108,882,148	108,882,147	(108,882,147)	1,197,703,628
07/13/04	Bonus share allocation (one for ten) Loyalty premium	234,331	109,116,479	2,577,641	(2,577,641)	1,200,281,269
01/21/05	Exercise of share subscription options	70,369	109,186,848	774,059	5,902,371	1,201,055,328
02/25/05	Exercise of share subscription options	3,193	109,190,041	35,123	319,081	1,201,090,451
02/25/05	Cancellation of bought back shares	(350,000)	108,840,041	(3,850,000)	(41,812,039)	1,197,240,451
12/12/05	Capital increase reserved for employees	435,927	109,275,968	4,795,197	44,751,946	1,202,035,648
01/19/06	Exercise of share subscription options	321,659	109,597,627	3,538,249	30,655,064	1,205,573,897
02/24/06	Cancellation bought back shares	(550,000)	109,047,627	(6,050,000)	(71,008,508)	1,199,523,897

Since 1996, each allocation of bonus shares entails two capital increases: the first corresponds to the new shares allocated to all existing shares. This takes place on the date on which the Management Board decides to perform the transaction, authorized by the Supervisory Board. The second corresponds to the new shares allocated as a loyalty premium, only to shares held in registered form continuously for more than two years. This takes place on the transaction completion date duly noted by the Chairman of the Management Board.

Capital and voting rights as of December 31, 2005

As of December 31, 2005, the number of voting rights was 108,971,282 equal to the number of shares comprising the share capital, or 109,538,475 shares, less the number of shares held by the Company, directly (537,375) and indirectly (29,818) which do not carry voting rights. There are no double voting rights. The breakdown of voting rights is therefore very close to that of share capital.

To the best of the Company's knowledge, there are no shareholders' agreements or joint or concerted action agreements. No shareholder owns 5% or more of the capital or voting rights.

The percentage of capital held directly by employees or through specialized investment funds amounted to 1.18%.

The percentage of capital held by members of the Supervisory Board or the Management Board was 0.1%.

Directly registered shares owned by the main shareholders were not pledged.

Changes in share capital ownership over the last three years

As of December 31	2003	2004	2005
Individual shareholders	40.5%	38.9%	38.1%
French institutional investors	22.6%	23.5%	24.9%
Foreign institutional investors	35.0%	36.3%	36.5%
Own shares held by the Company (directly and indirectly)	1.9%	1.3%	0.5%

Dividends

Year (in euros)	Paid	Net dividend (1)	Tax credit	Total income	Number of shares	Distribution
2003	05/18/2004	3.20	1.60	4.80	99,912,917	319,721,335
			Bonus dividend (2)			
		0.32	0.16	0.48	24,266,063	7,765,140
						327,486,475
2004	05/17/2005	3.50 (3)	(4)	3.50	109,180,823	382,132,881
			Bonus dividend (2)			
		0.35 (3)		0.35	25,876,746	9,056,861
						391,189,742
2005	05/16/2006	3.85	(5)	3.85	109,538,475	421,723,129
			Bonus dividend (2)			
		0.38		0.38	27,264,001	10,360,320
						432,083,449

(1) Ordinary dividend paid on all shares.
(2) Bonus dividend paid only on registered shares held continuously for two fiscal years.
(3) Subject to the approval at the General Shareholders' Meeting of May 10, 2006.
(4) The dividend paid out for fiscal year 2004 no longer carries an avoir fiscal (special French tax credit), but gives rise to a 50% allowance instead.
(5) The dividend paid out for fiscal year 2005 no longer carries an avoir fiscal (special French tax credit), but gives rise to a 40% allowance instead.

Management of the Company

(Articles 19 to 28 of the Articles of Association)

Article 19

The Company is managed by a Management Board, appointed by the Supervisory Board which will exercise its control over the Management Board in accordance with the law and the provisions of these Articles of Association.

The Management Board is appointed for a 3-year term by the Supervisory Board which will set the number of its members. The Supervisory Board will provide for the replacement of the members of the Management Board, in accordance with the law, in the event that a seat is vacant.

Members of the Management Board may be re-elected.

The members of the Management Board may be selected among persons other than the shareholders. They must be individuals. No member of the Supervisory Board may be a member of the Management Board. A person cannot be appointed as a member of the Management Board if he is affected by the prohibition against multiple functions, incompatibilities, loss of rights or prohibitions provided for by law or under regulations.

A member of the Management Board may not accept an appointment as Chairman of the Board of Directors of another company without the permission of the Supervisory Board. The foregoing does not apply to companies the majority interest of which is controlled, directly or indirectly, by the Company.

The age limit for the members of the Management Board has been set at 63 years old. Members of the Management Board in office are treated as having resigned at the end of the fiscal year during which they reach this age.

The Supervisory Board will set the method and amount of the remuneration of each of the members of the Management Board. It will also decide upon the share options of the Company to be granted to members of the Management Board.

Article 20

Any member of the Management Board may be dismissed at any time by the Shareholders' Meeting upon recommendation of the Supervisory Board or by the Supervisory Board itself. If dismissal is decided without just grounds, it may result in the payment of damages.

The dismissal of a member of the Management Board does not result in the termination of any employment contract which the party concerned may have signed with the Company.

Article 21

The Supervisory Board will elect one of the members of the Management Board as Chairman.

The Chairman will perform his duties for the duration of his term as a member of the Management Board. He will be considered as having resigned from his office as Chairman at the end of the financial year during which he has reached the age of 63.

The Chairman of the Management Board will represent the Company in its relations with third parties. The Supervisory Board may grant such authority to one or more other members of the Management Board, who will then bear the title of Managing Director.

The capacity of Chairman of the Management Board or the authority conferred upon other members of the Management Board may be withdrawn at any time from the persons vested therewith by the Supervisory Board.

Article 22

The Management Board is vested with the broadest powers to act in all circumstances on the Company's behalf, within the limit of the Company's corporate purpose, and subject to the powers expressly granted by law and these Articles of Association to Shareholders' Meetings and to the Supervisory Board.

The members of the Management Board may, with the authorization of the Supervisory Board, distribute among themselves the various managerial tasks. However, this distribution of tasks shall in no event deprive the Management Board of its power as a body which manages the Company in a collegial manner.

The Management Board may vest one or more of its members with special permanent or temporary missions, which it determines, and delegate to them the powers it deems suitable for one or more specific purposes, with or without the right to sub-delegate.

Deeds concerning the Company and all commitments made on its behalf, are signed by the Chairman of the Management Board, by any member of the Management Board who has received the title of Managing Director from the Supervisory Board, or by any power of attorney specially authorized for such purpose.

The Supervisory Board may, within the limit of a total amount which it determines, and for a period which shall not exceed one year, authorize the Management Board to grant sureties, endorsements and guarantees on the Company's behalf. This authorization may also establish, per each commitment, a maximum amount above which the Company's surety, endorsement or guarantee cannot be granted. When a commitment exceeds either of the amounts determined in this manner, the authorization of the Supervisory Board is required in each case. The Management Board may be authorized by the Supervisory Board to grant to the tax or customs authorities, sureties, endorsements or guarantees on the Company's behalf without any limit as to the amount.

The Supervisory Board may, within the limit of a certain amount, which it determines for each transaction, authorize the Management Board to sell real property, to sell all or part of equity investments and grant collateral. When a transaction exceeds the amount determined in this manner, the authorization of the Supervisory Board is required in each case. The Supervisory Board may also set a maximum overall annual limit for all types of transactions referred to in this paragraph. In this case, its approval will be required for any transaction exceeding either the limit for each transaction, or the maximum overall annual limit.

Furthermore, the Management Board may not carry out any of the following acts without the prior authorization of the Supervisory Board:

• in excess of an amount to be determined periodically by the Supervisory Board for each of the following transactions:
- any investment commitment or acquisition of a shareholding interest,
- any financing transaction for an amount likely to substantially modify the Company's financial structure,
- any acquisition of tangible or intangible personal or real property,
- the signing of any agreement for a merger, spin-off or a partial business transfer,
- any sale of a branch of activity.

• regardless of the amount of the planned transaction:
- any allocation of Company share subscription or purchase options authorized by the Extraordinary Shareholders' Meeting,
- any issue of securities of any nature, authorized by the Extraordinary Shareholders' Meetings under the conditions set by law and these Articles of Association,
- any decision likely to substantially alter the strategy of the Company as has been presented to the Supervisory Board by the Management Board,
- any buy back by the Company of its own shares, as authorized by the Shareholders' Meeting.

When a transaction requires the authorization of the Supervisory Board, which is denied, the Management Board may submit the dispute to the Shareholders' Meeting which will decide what action should be taken.

At least once every quarter, the Management Board will present a report to the Supervisory Board. Within three months of the end of each fiscal year, it will present the annual company financial statements to it, for auditing and verification as well as the consolidated financial statements, as the case may be.

Article 23

The Management Board will meet as often as the company's interests so require, by notice from its Chairman, or, in the case of impediment, from one of its other members. The meetings take place either at the registered offices or at any other place indicated in the notice of convocation.

Notices may be made by all means, including verbally. The agenda can be finalized at the time of the meeting.

Meetings of the Management Board are chaired by the Chairman or, in the event of his impediment, by a member selected by the Management Board at the beginning of the meeting. The Management Board appoints a secretary, as the case may be, who may be selected outside its ranks.

Any member of the Management Board may grant a proxy to another member, by letter or telegram, to represent him at a meeting of the Management Board. Each member can only hold one proxy at a given meeting.

To make valid decisions, the number of the members of the Management Board present must be equal to at least one half of its members in office.

The decisions of the Management Board are validly adopted by a majority vote of the members present or represented. In the event of a tie, the Chairman casts the deciding vote.

An attendance register is kept at the registered offices which is signed by all the members taking part in each meeting of the Management Board.

The Management Board will take all measures to ensure that its decisions are recorded in minutes, which will be signed by the Chairman of the meeting. Copies or extracts of the minutes of the Management Board's deliberations, will be certified by a member of the Management Board whether or not he has assisted at the meeting, or by a power of attorney authorized for such purpose.

Article 24

The Management Board is controlled by a Supervisory Board comprised of no more than 14 members and of at least 3 members, except for temporary exceptions provided for in the event of a merger.

Members are appointed among the individuals or legal entities who are shareholders, by the Ordinary Shareholders' Meeting which may dismiss them at any time. In the event that the candidates for appointment to the Supervisory Board are presented by the Management Board, such proposals should receive the prior approval of the Supervisory Board.

No member of the Supervisory Board shall be a member of the Management Board. If a member of the Supervisory Board is appointed to the Management Board, his term on the Supervisory Board ends as soon as he takes office.

Each member of the Supervisory Board must own at least 500 registered shares in the Company.

n the date of his appointment, a member of the Supervisory does not own the required number of shares or if, during his e ceases to own them, he is deemed to have resigned with diate effect if he has not rectified the situation within a period nree months.

The members of the Supervisory Board are appointed for 4 years, expiring at the end of the Ordinary Shareholders' Meeting called to approve the financial statements of the fiscal year during which the term expires. As an exception to this rule, the members of the first Supervisory Board who performed the duties of directors in the Company under its previous form, will be appointed for a period equal to the period remaining on their director's term.

No individual over the age of 70 shall be appointed as a member of the Supervisory Board if his appointment increases the number of the members of the Supervisory Board who have passed this age to over one-third. If during their term, the number of the members of the Supervisory Board who have passed 70 years of age exceeds one-third of the Board's members, the oldest member of the Supervisory Board who has not carried out Management functions in the Company is deemed to have resigned at the end of the annual Ordinary Shareholders' Meeting following the occurrence of this event.

In the event of a vacancy of one or more seats due to death or resignation, the Supervisory Board may, between two Shareholders' Meetings, make temporary appointments.

If the number of members of the Supervisory Board falls below three, the Management Board must immediately convene an Ordinary Shareholders' Meeting in order to fill out the ranks of the Supervisory Board.

Temporary appointments made by the Supervisory Board are subject to ratification by the next Ordinary Shareholders' Meeting. A member appointed to replace another member remains in office only for the time remaining on his predecessor's term.

Article 25

The Supervisory Board elects among those of its members who are individuals a Chairman and a Vice-Chairman who are responsible for convening meetings of the Supervisory Board and conducting its deliberations. They perform their duties for the duration of their term as members of the Supervisory Board.

However, the Chairman will be deemed to have resigned from his duties as Chairman at the end of the fiscal year during which he has reached the age of 68.

The Supervisory Board sets their remuneration, as the case may be.

The Supervisory Board may appoint a Secretary who need not be a shareholder or one of its members.

Article 26

The Supervisory Board meets as often as the Company's interests so require.

It is convened by the Chairman or, in the event of impediment, by the Vice-Chairman.

However, the Chairman must convene the Supervisory Board for a meeting to be held no more than fifteen days after a motivated request to such effect, presented by at least one member of the Management Board or at least one-third of the members of the Supervisory Board.

If the request remains without effect, its authors may convene the meeting themselves indicating the meeting's agenda. In all other cases, the agenda is drafted by the Chairman and can be finalized at the time of the meeting.

Meetings are held at the Company's registered offices or at any other place stated in the notice of convocation.

An attendance register of is kept and signed by the members of the Supervisory Board taking part in the meeting.

The presence of at least one-half of the members of the Supervisory Board is required in order for its deliberations to be valid.

The Supervisory Board may stipulate that the members of the Supervisory Board who take part in the board's meeting by videoconference in accordance with the conditions provided by law will be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

Any member of the Supervisory Board may grant a proxy to another member, by letter or telegram, to represent him at a meeting of the Supervisory Board. A member may not hold more than one proxy for a given meeting.

Decisions are made by a majority vote of the members present or represented, and each member present or represented is entitled to one vote. The Chairman of the meeting casts the deciding vote in the event of a tie.

The deliberations of the Supervisory Board are recorded in minutes entered into a special register kept at the registered offices.

Article 27

The Supervisory Board constantly monitors the management of the Company by the Management Board. At any time of the year, it performs the verifications and controls it deems appropriate, and may obtain the documents it deems useful for performing its duties.

It presents to the Annual Ordinary Shareholders' Meeting its comments on the report prepared by the Management Board, as well as on the financial statements of the fiscal year.

The Supervisory Board may confer upon one or more of its members all special mandates for one or more specific purposes.

It may also decide to create committees of its members responsible for reviewing issues which it itself or its Chairman submits thereto for review.

Article 28

The Shareholders' Meeting may allocate to the members of the Supervisory Board, as remuneration for their activity, a fixed annual amount in directors' fees, the amount of which is charged to operating expenses.

The Supervisory Board is free to distribute the overall sum thus allocated among its members.

The remuneration of the Chairman and the Vice-Chairman is determined by the Supervisory Board.

The Supervisory Board may allocate exceptional sums to remunerate missions or mandates entrusted to the members of the Board.

The members of the Supervisory Board may cumulate their duties with an employment contract provided that it corresponds to an actual job position. The number of members of the Supervisory Board linked to the Company by an employment contract shall not exceed one-third of its members in office.

■ Management and supervisory bodies

Supervisory Board

Alain Joly
Chairman of the Supervisory Board

Business address:
75, quai d'Orsay - 75321 Paris Cedex 07
Born in 1938
Number of shares owned: 51,547

Functions within L'Air Liquide S.A.
Chairman of the Supervisory Board
Chairman of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Director, Lafarge
Director, BNP Paribas
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until January 2006)

Positions held during the last five years

2001
Chairman and Chief Executive Officer, L'Air Liquide S.A. until November 2001
Chairman of the Supervisory Board, L'Air Liquide S.A. since that date
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient
Chairman and Chief Executive Officer: Air Liquide International Corporation (United States), American Air Liquide Inc. (United States) (until November 2001)

2002
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2003
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2004
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2005
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas et Société d'Oxygène et d'Acétylène d'Extrême-Orient (until January 2006)

Édouard de Royere
Honorary Chairman

Business address:
75, quai d'Orsay - 75321 Paris Cedex 07
Born in 1932
Number of shares owned: 26,102

Functions within L'Air Liquide S.A.
Member and Honorary Chairman of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Director, Siparex Associés (until December 2005)
Member of the Supervisory Board, Michelin
Auditor, Fimalac

Positions held during the last five years

2001
Member of the Board of Directors, L'Air Liquide S.A. until November 2001
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.,since the above date
Director: American Air Liquide Inc., Air Liquide International Corporation, Danone, L'Oréal, Sodexho Alliance, Solvay, Fimalac and Wanadoo
Member of the Supervisory Board, Michelin
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2002
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, L'Oréal, Sodexho Alliance
Member of the Supervisory Board, Michelin
Auditor, Fimalac and Wanadoo
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2003
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, Sodexho Alliance
Member of the Supervisory Board, Michelin
Auditor, Fimalac et Wanadoo
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2004
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, Sodexho Alliance, Siparex Associés (since July 2004)
Member of the Supervisory Board, Michelin
Auditor, Fimalac et Wanadoo until mars 2004
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2005
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Sodexho Alliance (until February 2005), Siparex Associés (until December 2005)
Auditor, Fimalac
Member of the Supervisory Board, Michelin
Honorary Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

Sir Lindsay Owen-Jones
Vice-Chairman of the Supervisory Board

Business address:
L'Oréal, 41 rue Martre - 92117 Clichy Cedex
Born in 1946
Number of shares owned: 8,016

Functions within L'Air Liquide S.A.
Vice-Chairman of the Supervisory Board
Member of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oreal USA Inc. and L'Oreal UK Ltd.
Director, Galderma Pharma S.A., Switzerland
Director, BNP Paribas (until December 14, 2005)
Director and Member of the Appointments, Remuneration and Governance Committee, Sanofi-Aventis
Director, Ferrari SpA, Italy (as of 22 April 2005)

Positions held during the last five years

2001
Director, L'Air Liquide S.A. (until Novembre 2001)
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A. since the above date
Chairman of the Board of Directors, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Director, Gesparal and Galderma Pharma, Switzerland
Director, BNP-Paribas and Sanofi-Synthelabo

2002
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer (as of 29 May 2002), L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Chairman of the Board of Directors (as of 13 May 2002) and Director, Galderma Pharma, Switzerland
Director, Gesparal
Director, BNP-Paribas and Sanofi-Synthelabo

2003
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Chairman of the Board of Directors, Galderma Pharma, Switzerland
Director, Gesparal
Director, BNP-Paribas and Sanofi-Synthélabo

2004
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc and L'Oréal UK Ltd.
Chairman of the Board of Directors (until 24 May 2004) and Director, Galderma Pharma, Switzerland
Director, Gesparal (until 29 April 2004)
Director, BNP-Paribas and Sanofi-Aventis

2005
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Director, Galderma Pharma, Switzerland
Director, BNP-Paribas (until 14 December 2005), Sanofi-Aventis
Director, Ferrari SpA, Italy (as of 22 April 2005)

Thierry Desmarest

Business address:
TOTAL,
Tour Coupole, 2 place de la Coupole - 92078 Paris La Défense
Born in 1945
Number of shares owned: 970

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Member of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman and Chief Executive Officer, Total S.A. and Elf Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

Positions held during the last five years

2001
Director, L'Air Liquide S.A. (until November 2001)
Member of the Supervisory Board, L'Air Liquide S.A. since the above date
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2002
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2003
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2004
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, Total S.A. and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Président-Directeur Général de Total S.A. et Elf-Aquitaine
Président de la Fondation Total
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

Professor Rolf Krebs

Work address:
Bankhaus Metzler, grosse Gallusstrasse 18 - 60311 Frankfurt am Main - Germany
Born in 1940
Number of shares owned: 550

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, GEA Group AG (until January 2006) and Vita 34 AG (until March 2006)
Member of the advisory boards of Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Almirall Podesfarma S.A., Lehman Brothers Limited et E. Merck OHG.

Positions held during the last five years

2001
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen
Member of the Supervisory Board of Epigenomics AG

2002
Chairman of the Supervisory Board of Epigenomics AG
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2003
Chairman of the Supervisory Board of Epigenomics AG
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2004
Member of the Supervisory Board of L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, mg technologies AG et Vita 34 AG
Member of the advisory board of Apax Partners, Deutsche Venture Capital, Peters Associates and Weissheimer Malz GmbH

2005
Member of the Supervisory Board of L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, GEA Group AG (until January 2006) and Vita 34 AG (until March 2006)
Member of the advisory board of Apax Partners, Deutsche Venture Capital et Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG and Almirall Podesfarma S.A.

Gérard de La Martinière

Business address:
FFSA (Fédération Française des Sociétés d'Assurances),
26 boulevard Haussmann - 75009 Paris
Born in 1943
Number of shares owned: 825

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Chairman of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors, LCH. Clearnet Group Limited UK

Positions held during the last five years

2001
Chairman, Financière Mermoz, Les Ateliers de Construction du Nord de La France (ANF), Colisée excellence, Société Beaujon, Axa Participations
Member, Management Board, AXA
Chief Executive Officer, Finaxa
Director, Financière 45, Worms Bank, Schneider S.A., Crédit Lyonnais
Director, AXA Nichidan
Permanent Representative of:
- Axa, on Boards of Mofipar and Axa Reassurance
- Finaxa, on Board of Colisée Vendôme
- Axa Courtage lard, on Board of Axa Investment Managers
- Société Beaujon aux Conseils d'Axa Direct et d'Axa Reim

2002
Chairman and Chief Executive O ficer of the Compagnie Financière de Paris
Chairman, Les Ateliers de Construction du Nord de La France (ANF), Société Beaujon
Member, Management Board, AXA
Chief Executive Officer and Director, Finaxa
Director, AXA Insurance Holding (Japan), AXA Italia S.p.A. (Italy), AXA RéFinance, AXA Cessions, Schneider S.A., Crédit Lyonnais
Permanent Representative of:
- Axa, on Board of Mofipar, Axa Corporate Solutions, Saint Georges RE, Axa Investment Managers
- Finaxa, on Board of Colisée Vendôme
- Société Beaujon, on Board of Axa Reim
- Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

2003
Before May 2003:
Chairman of AXA RéFinance, Les Ateliers de Construction du Nord de La France (ANF), FDR Participations, Société Beaujon
Member, Management Board, AXA
Deputy Chief Executive Officer – Director, Finaxa
Director, AXA Cessions, Compagnie Financière de Paris, Oudinot Finance, AXA Insurance Holding Co., Ltd. (Japan)
Director, Crédit Lyonnais and Schneider Electric
Permanent Representative of:
- Axa, on Board of Axa Ré, Saint Georges Re, Axa Investment Managers
- Axa, on Board of Management of Mofipar
- Société Beaujon, on Board of Axa Real Estate Investment Managers
- Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

After May 2003:
Member of the Supervisory Board, L'Air Liquide S.A.
Director, Schneider Electric S.A.
Chairman, LCH. Clearnet Group Limited UK
Chairman, Fédération Française des Sociétés d'Assurances
Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

2004

Member of the Supervisory Board, L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors, LCH. Clearnet Group Limited UK

2005

Member of the Supervisory Board, L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors de LCH. Clearnet Group Limited UK

Cornelis van Lede

Business address:
Akzo Nobel N.V., Velperweg 76,
PO Box 9300, 6824 BM Arnhem - The Netherlands
Born in 1942
Number of shares owned: 550

Functions within L'Air Liquide S.A.

Member of the Supervisory Board

Main activities exercised outside L'Air Liquide S.A.

Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD

Positions held during the last five years

2001

Chairman of the Management Board, Akzo Nobel N.V.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Director, Scania AB, Sara Lee Corporation

2002

Chairman of the Management Board, Akzo Nobel N.V.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Director, Scania AB, Sara Lee Corporation
Member of the Supervisory Board, Heineken N.V.
Vice Chairman of the Board of Directors, INSEAD

2003

Member of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V., KLM
Director, Scania AB, Reed Elsevier, Sara Lee Corporation
Vice Chairman of the Board of Directors, INSEAD

2004

Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD
Chairman of the Supervisory Board of the Central Bank of the Netherlands (until October)

2005

Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD

Béatrice Majnoni d'Intignano

Born in 1942
Number of shares owned: 634

Functions within L'Air Liquide S.A.

Member of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.

Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director, AGF

Positions held during the last five years

2001

Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director, AGF

2002

Member of the Supervisory Board, L'Air Liquide S.A.
Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director, AGF

2003

Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Economic Analysis Council under the French Prime Minister
Professor of economics at the University of Paris XII - Créteil
Director, AGF

2004

Member of the Supervisory Board, L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director, AGF

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director, AGF

Thierry Peugeot

Business address:
PSA Peugeot Citroën,
75 avenue de la Grande Armée - 75116 Paris Cedex 16
Born in 1957
Number of shares owned: 500

Functions within L'Air Liquide S.A.
Member of the Supervisory Board

Main activities exercised outside L'Air Liquide S.A.
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, Société Foncière, Financière et de Participation, La Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est, and Faurecia
Director, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Positions held during the last five years

2001
Vice Chairman, Etablissements Peugeot Frères
Director, La Française de Participations Financières, Société Anonyme de Participations, Cie de Delle, Société Foncière Financière et de Participations, Société Industrielle Automobile de Mulhouse, IP Est
Permanent representative of the Sté Lyonnaise d'Industrie et de Commerce Automobile on the board of the Etablissements Fontaine

2002
Chairman of the Supervisory Board, Peugeot S.A. and IP Est
Vice Chairman, Etablissements Peugeot Frères
Director, Cie Industrielle de Delle, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2003
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2004
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, Société Foncière, Financière et de Participations, Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est and Faurecia
Director, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Management Board

Benoît Potier
Chairman of the Management Board

Business address: 75 quai d'Orsay – 75007 Paris
Number of shares held: 5,622

Main activities performed excluding L'Air Liquide S.A.
Director, Groupe Danone,
Member, Supervisory Board, Michelin,
Member, Board of Directors, École Centrale des Arts & Manufactures

Directorships held during the last 5 years

2001
Chairman, Management Board, L'Air Liquide S.A.,
Chairman-CEO, Air Liquide International,
Chairman-CEO, American Air Liquide Inc. (AAL)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Chairman, American Air Liquide Corporation (ALAC)
Director, Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings
Director, Ecole Centrale
Member, French Board, INSEAD

2002
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Chairman, American Air Liquide Corporation (ALAC)
Director, Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Ecole Centrale
Member, French Board, INSEAD

2003
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Danone Group
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

2004
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Air Liquide America Holdings Inc. (AHI)
Chairman, American Air Liquide Holdings Inc. (AALH)
Director, Danone Group
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

2005
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March 2006)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia, AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Air Liquide America Holdings Inc. (AHI)
Director, Danone Group and Chairman of the Audit Committee
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

Jean-Claude Buono
Executive Vice-President

Business address: 75 quai d'Orsay – 75007 Paris
Number of shares held: 8,144

Main activities performed excluding L'Air Liquide S.A.
Director, Velecta Paramount,
Director, SNPE

Directorships held during the last 5 years

2001
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director – Executive Vice-President, Air Liquide International
Director, Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., Séchilienne-Sidec
Director, Velecta Paramount

2002
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
Chairman, Board of Directors, Aqualung International
Vice-Chairman, Carba Holding
Director – Executive Vice-President, Air Liquide International
Director, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Séchilienne-Sidec
Director, Velecta Paramount

2003
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman, Board of Directors, Aqualung International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director, Séchilienne-Sidec, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC
Director, Velecta Paramount

2004
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman, Board of Directors , Aqualung International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Vice-Chairman and Director, Air Liquide International Corporation
Director, Air Liquide Santé International, Séchilienne-Sidec (until December 13, 2004), American Air Liquide Inc., Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC (until June 17, 2004)
Director, Velecta Paramount
Director, SNPE

2005
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO (until March 2006)
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director, American Air Liquide Inc.
Director, Air Liquide International Corporation
Director, Air Liquide Santé International, Aqualung International, Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl. (until March 22, 2005), AL Air Liquide España (until June 22, 2005)
Director, Velecta Paramount
Director, SNPE

Klaus Schmieder
Executive Vice-President

Business address: 75 quai d'Orsay - 75007 Paris
Number of shares held: 770

Main activities performed excluding L'Air Liquide S.A.
Member, Supervisory Board, Altana AG

Directorships held during the last 5 years

2001
Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Rheinhyp Rheinische Hypothekenbank, Messer Nippon Sanso GmbH and Co. KG.Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2002
Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2003
Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2004
Member, Management Board (beginning May 12, 2004)
Member, Supervisory Board, Altana AG
Director, MNS Nippon Sanso

2005
Member, Management Board
Vice-Chairman, Air Liquide GmbH
Director, Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España
Member, Supervisory Board, Altana AG
Director, MNS Nippon Sanso (until January 5, 2005)

Members of Supervisory Board or of the Management Board have no family link with any member of the Supervisory Board or of the Management Board and have not been condemned for fraud during at least the last 5 years.

No incrimination and/or official public sanction has been pronounced against them by statutory or regulatory authorities (including professional organizations) and they have not been prevented by a court from acting in their capacity as a member of an administration, management or supervisory body or interfering in the management or carrying out of business of an issuer during at least the last 5 years. They have no potential conflicts of interest with Air Liquide.

No arrangements or agreements have been made with the main shareholders, customers, suppliers or others, pursuant to which the persons mentioned above have been chosen as members of the Supervisory Board or of the Management Board.

There exist no restrictions accepted by these persons as to the transfer, within a certain lapse of time, of their interest in the capital of L'Air Liquide S.A. except for the rules on preventing insider trading and the obligation set forth in the Articles of Association requiring the members of the Supervisory Board to own at least 500 registered shares of the Company during the term of their office.

The members of the Supervisory Board have not been associated with any bankruptcy, any receivership or liquidation during the last 5 years.

Compliance with Corporate Governance rules

The Company complies with all material aspects of the recommendations set forth in the AFEP/MEDEF report on corporate governance principles of listed companies.

■ Property, plant and equipment

The Group's facilities and establishments are located in more than 70 countries around the world, with extremely diversified production capacities and characteristics.

No material tangible fixed asset exists at Group level.

■ Document accessible to the public

All documents, or copies of the documents, listed below may, when they are accessible to the public, be consulted, during the period of the Reference Document's validity at the Shareholder Services Department located at the registered offices of Air Liquide (75, quai d'Orsay 75007 Paris) and, if available, on the Company's Internet website (www.airliquide.com):

- the Company's incorporating document and Articles of Association,
- all reports, letters and other documents, historical financial information, evaluations and official assertions and declarations prepared by an expert at the Company's request, some of which are included or referred to in this reference document,
- historical financial information of the Company.

■ Incorporation by reference of the 2003 et 2004 financial statements

Pursuant to article 28 of EC Regulation no. 809/2004, the following information is included by reference in this update:

- the management report, the consolidated and annual Company financial statements for the year ended December 31, 2003, accompanied by the statutory auditors' reports on the consolidated and Company financial statements which appear on page 130 of the 2003 Annual Report and page 20 of the Company financial statements incorporated by reference in the 2003 Reference Document filed under the number D.04-0635 with the French Financial Markets Authority (AMF),
- the management report, the consolidated and annual Company financial statements for the year ended December 31, 2004, accompanied by the statutory auditors' reports which appear on page 137 of the 2004 Annual Report and page 20 of the Company financial statements incorporated by reference in the 2004 Reference Document filed under the number D.05-0380 with the French Financial Markets Authority (AMF).

Person responsible for the reference document

■ Person responsible for the reference document

Benoît Potier, Chairman of the Management Board of L'Air Liquide S.A.

■ Certification of person responsible for the reference document

I hereby attest, after having taken all reasonable measures for such purpose, that the information contained in this Reference Document reflects, to the best of my knowledge, the current situation and does not omit any information that could alter its scope.

I have obtained a work completion letter from the statutory auditors indicating that they have, in accordance with French professional standards, verified the information on the financial position and the financial statements and have reviewed all of the information presented in the Reference Document.

Benoît POTIER
Chairman of the Management Board


Reference document
cross-reference table

To facilitate reading of the Annual Report filed as a reference document, the following schedule will help identify the main information required by Regulation no. 809/2004 of the European Commission dated April 29, 2004.

AMF

This reference document was filed with the French Financial Markets Authority (AMF), on April 10, 2006, in accordance with article 212-13 4 of its General Regulations. It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the AMF.

Ten year


consolidated
financial
summary


Ten year consolidated
financial summary

	Notes	1996	1997	1998	1999	2000
Key figures (in million of euros)						
Revenues		5,241.5	5,851.3	6,087.6	6,537.7	8,099.5
including Gas and Services		4,324.3	4,959.9	5,194.2	5,694.0	7,113.6
Operating income recurring	(1)	663.2	782.5	847.6	935.0	1,116.0
Profit for the period attributable to Equity holders of the parent		422.7	471.1	515.6	562.7	651.8
Cash flow from operating activities before changes in working capital	(2)	910.0	1,013.5	1,156.5 (8)	1,308.4	1,564.3
Purchase of property, plant and equipment and intangible assets		887.3	1,173.2	1,222.5	1,129.4	910.2
Purchase of financial assets		157.8	95.3	211.6	309.0	104.8
Distributions	(3)	160.1	179.4	205.2	221.7	281.8
Shareholders' equity at end of year		3,759.1	4,171.5	4,346.9	4,926.8	5,285.9
Net indebtedness at end of year		842.0	1,258.6	1,676.8	2,432.7	2,280.3
Capital						
Number of shares issued and outstanding		73,117,927	73,156,045	82,921,825	82,862,583	91,429,644
Adjusted number of shares	(4)	112,939,222	113,003,564	113,006,560	112,509,903	112,214,133
Results per share in euros (in euros)						
Net earnings per share	(5)	3.74	4.17	4.56	5.00	5.81
Dividend per share		2.13	2.38	2.40	2.60	3.00
dividend (including tax credit until 2003)		3.20	3.57	3.60	3.90	4.50
.dend adjusted per share		1.38	1.54	1.75	1.90	2.41
Ratios						
Return on equity (ROE)	(6)	11.8%	11.9%	12.1%	12.1%	12.8%
Return on capital employed after tax (ROCE)	(7)	11.0%	10.5%	10.1%	9.6%	10.5%

Bonus dividend:
Since 1995, a bonus dividend equal to 10% of the dividend has been distributed to registered shares since more than two years as of the 31st of December preceding the period of distribution, and owned until the date of the payment of the dividend.
In 2004, the bonus dividend amounts to 0.35 euro per share (no dividend tax credit included), representing a total amount of 9.1 million euros.

(1) Operating income from 1996 till 2004.

(2) Funds provided by operations from 1996 till 2004 (before adjustments on profit / loss on disposal of fixed assets).

(3) Without withholding tax of 8.7 million euros in 2003, 83.9 million euros in 2002, 68.0 million in 2001, 36.1 million in 2000, 26.2 million in 1999, 19.2 million in 1998, 13.6 million in 1997, 13.7 million in 1996, 8.8 million in 1995 and including a bonus dividend of 9.1 million euros in 2004, 7.8 million euros in 2003, 7.8 million in 2002, 7.5 million in 2001, 7.5 million in 2000, 6.3 million in 1999, 6.1 million in 1998, 5.5 million in 1997and 4.1 million in 1996.

(4) Adjusted to account for the weighted number of shares outstanding resulting from share dividends (declared in 2004, 2002, 2000, 1998 and 1996), share offering (from 1996 to 2004) and treasury shares.

(5) Calculated on the adjusted weighted number of shares outstanding during the year (excluding treasury shares).

	Notes	2001	2002	2003	2004	2004 IFRS	2005
Key figures (in million of euros)							
Revenues		8,328.3	7,900.4	8,393.6	9,376.2	9,428.4	10,434.8
including Gas and Services		7,256.7,	6,887.0	7,388.5	8,275.2	8,275.2	9,147.7
Operating income recurring[1]		1,177.6,	1,161.6	1,196.0	1,276.9	1,374.6	1,517.6
Profit for the period attributable to Equity holders of the parent		701.9	703.2	725.6	777.5	780.1	933.4
Cash flow from operating activities before changes in working capital	(2)	1,627.4	1,514.1	1,542.2	1,694.9	1,691.7	1,804.8
Purchase of property, plant and equipment and intangible assets		769.8	632.8	746.8	875.4	901.0	975.2
Purchase of financial assets		332.4	306.9	74.9	2,858.5	2,858.5	76.2
Distributions	(3)	298.1	330.5	327.5	391.2	391.2	432.1
Shareholders' equity at end of year		5,353.3	5,219.3	5,079.2	5,373.6	4,916.3	5,930.5
Net indebtedness at end of year		2,583.5	2,022.3	1,730.2	3,790.3	4,012.5	3,739.8
Capital							
Number of shares issued and outstanding		90,821,483	100,818,441	99,912,917	109,180,823	109,180,823	109,538,475
Adjusted number of shares	(4)	110,736,776	109,477,929	108,624,523	107,937,967	107,937,967	107,747,742
Results per share in euros (in euros)							
Net earnings per share	(5)	6.34	6.42	6.68	7.20	7.23	8.66
Dividend per share		3.20	3.20	3.20	3.50	3.50	3.85
Total dividend (including tax credit until 2003)		4.80	4.80	4.80	3.50	3.50	3.85
Dividend adjusted per share		2.57	2.90	2.90	3.50	3.50	3.85
Ratios							
Return on equity (ROE)	(6)	13.2%	13.4%	14.1%	14.9%	16.3%	17.2%
Return on capital employed after tax (ROCE)	(7)	10.7%	10.8%	11.6%	11.3%	11.9%	11.7%

(6) Return on equity: (Profit for the period attributable to Equity holders of the parent) / (weighted average of shareholders' equity).

(7) Return on capital employed after tax : (Net earnings after tax before minority interests - financial income (expense) after taxes) / weighted average of (shareholders' equity + minority interests + net indebtedness).

(8) Excluding the net capital gain on the disposal of hydrogen peroxide business of 38.3 million euros.


Glossary


Business
and
Financial

Contents


Business glossary

■ Advanced precursors

The introduction of new materials such as tantale and hafnium in semiconductor manufacturing enables increasingly small and powerful chips to be produced. To integrate these materials into the latest-generation chips, Air Liquide provides its customers with new molecules, called advanced precursors. They are generally in a liquid state and add the active element wanted to the silicon wafers.

■ Aerosoltherapy

The delivery of medications through inhalation. Medications are administered in very fine particles through a nebulizer.

■ Carrier gases

Carrier gases (e.g., nitrogen, oxygen, and hydrogen, etc.) are used to transport and dilute process gases or to protect semiconductors from minute dust particles.

■ CO_2

A mixture of carbon and oxygen, le CO_2 is the chemical formula for carbon dioxide. It is produced when living beings breathe as well as during combustion and fermentation. CO_2 is found in very small quantities in the atmosphere, about 0.035%. Its impact on the greenhouse gas effect is at the heart of the environmental debate.

■ Cogeneration

The simultaneous production of steam and electricity. Cogeneration enables more efficient use of primary energy and produces less air pollution, particularly carbon dioxide (CO_2) emissions.

■ Cryoconservation

Conservation, mainly of organic products, at very low temperatures in cryogenic fluids such as liquid nitrogen.

■ Electronics specialty gases

Specialty gases, like silane and arsine, are "process gases" used at each stage of the chip manufacturing process to allow molecular-scale deposits.

■ Euro 4

A new European standard that took effect on January 1, 2006. Its purpose is to reduce polluting emissions from cars, especially nitrogen oxide and carbon monoxide particles.

■ Fab

A plant that makes semiconductors.

■ Fuel cell

A device that combines hydrocarbon or hydrogen with another chemical, usually oxygen, to produce electricity. A hydrogen fuel cell produces electricity and releases only water.

■ Gas quenching

Traditional "quenching" consists of plunging metal parts into oil, after they have been heated at a high temperature, to change their mechanical properties. The pieces then have to be washed and the oil recycled. Gas quenching, which uses nitrogen, is an environmentally friendly alternative, since it avoids washing and recycling.

■ Greenhouse effect

Just like greenhouse glazing, the earth's atmosphere allows penetration of the sun's rays. When heated by these rays, the earth re-emits infrared radiation, some of which passes back through the atmosphere, but the rest is reflected back towards the earth by "greenhouse" gases in the atmosphere. The main greenhouse gas is carbon dioxide (CO_2). Reflection of infrared radiation towards the earth maintains its surface temperature. More and more scientists believe that the current heating of the planet is probably the result of an increase in the concentration of greenhouse gases.

■ GTL (Gas to Liquid)

The transformation of stranded natural gas into a liquid hydrocarbon. The GTL process, which consumes large volumes of oxygen, provides a solution by converting gases into liquid hydrocarbons free of sulfur, that can be easily transported.

■ Membrane

Similar to the filtration of a liquid through a fabric, permeation of a gas mixture, usually through a polymer-based membrane, allows gases to be separated out. This process is particularly useful in recovering hydrogen from a refinery's waste gases.

■ Metrology

Metrology consists in the verification and calibration of measurement devices, a critical procedure to operate a production site. Metrology is thus at the heart of customers' production processes.

■ Moore

Moore's law states that the constant improvement in technological performances in semiconductors enables the number of components on a given semiconductor surface to double every 18 months.

■ NOx

Nitrous oxides are among the pollutants responsible for acid rain. They are part of automobile emissions and are also produced during all high-temperature combustion operations requiring air. Air is composed mainly of oxygen and nitrogen, which can recombine as nitrous oxides.

Replacing air with oxygen avoids the formation of these oxides since nitrogen is not present.

On-site production
Producing industrial and medical gas with equipment installed on the customer's site and operated by Air Liquide.

Oxygen therapy
The treatment of chronic respiratory insufficiency by administering oxygen to patients at home through oxygen cylinders, oxygen extractors using ambient air, or liquid oxygen tanks.

Plasma
A gaseous medium in a highly energized state. Plasma is the fourth state of matter, after solid, liquid and gas. It generally occurs at a very high temperature (several tens of thousands of degrees Celsius) and is produced when an electrical charge is applied to the gas.

PPM
A unit of gas concentration given in parts per million.
PPM represents a concentration of one cubic centimeter (cm^3) of gas in a cubic meter (m^3).

PPQ
Parts per quadrillion, a gas concentration unit. A quadrillion is 1,000 times a million million. One PPQ therefore represents the concentration of one millionth of a cubic millimeter of gas in one cubic meter.

PPT
[illegible] concentration given in parts per trillion. One PPT is 1 [illegible] 1,000,000,000,000. One PPT thus represents a concentration of one thousandth of a cubic millimeter of gas in a cubic meter.

Rare gases
Rare gases are natural, inert gases found in the air we breathe in very small volumes: argon (0.9% of air), neon (0.002%), krypton (0.0001%), xenon (0.00001%).

Surfactant
A surfactant is a chemical capable of associating both with a fat and with water, allowing a wide range of fat-in-water mixtures. Soap is the most common surfactant. Surfactants have a number of a pplications in industry, cosmetics and healthcare.

Sustainable development
The 1987 report by the U.N. World Commission on Environment and Development defined sustainable development as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs". In simple language, sustainable development balances long-term wealth creation with social performance and environmental conservation.

Synthesis gas or syngas
A mixture often produced by natural gas or naphtha reformers that contain hydrogen and carbon monoxide in variable proportions depending on the process used.
Synthesis gas generally cannot be used without the hydrogen and/or carbon monoxide first being purified. It is used mainly in the chemicals and oil and gas industries.

Teleflo
An integrated information exchange and remote installation management system set up on the customer site. Teleflo uses telephone and Internet networks to connect Air Liquide and its customers.

TFT-LCD
Thin Film Transistor-Liquid Crystal Display are two technologies used to produce graphic screens that use ultrapure gases in a way that's very similar to the manufacture of semiconductors.

TGCM
TGCM (Total Gas and Chemical Management) is an Air Liquide services offer that handles every aspect of gas and liquid chemical management, both before and after production of semiconductors, from procurement, quality control, metering and maintenance to the recycling of gases and waste materials.

TGM
TGM (Total Gas Management) is a services offer identical to TGCM, but it focuses only on gas products.

ULCOS
A European research program in which major steel manufacturers and Air Liquide participate. The purpose of this program is to reduce CO_2 emissions in the steel manufacturing process.

Wafer
Wafer: a slice of silicon cut from a silicon ingot with a diameter of 150, 200 or 300 mm. Wafers are used as semiconductor substrates.


Financial glossary

■ Adjusted price
Share price adjusted to take account of changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

■ Bond
Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

■ Bonus dividend
Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

■ Bonus share allocation
Transaction by which the Company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

■ CAC 40
Stock market index, weighted by the free float, which tracks the 40 most actively traded shares on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

■ Capital gain
Gain realized on the sale of a security, that is, the difference between its sale price and its original purchase price, or book value.

■ Cash flow
Cash generated by a company's operations. Cash flow corresponds roughly to after-tax earnings plus depreciation and amortization and minority interests.

■ Capital employed
Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net indebtedness.

■ Custody account fees
Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

■ Deferred settlement service (SRD)
Service available for the most traded shares by which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

■ Dividend
The part of the company's net profits distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Management Board in agreement with the Supervisory Board.

■ Euronext Paris
Company that organizes, manages and develops the securities market and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority (AMF).

■ Euro stoxx 50
Stock Exchange index composed of 50 of the highest capitalizations and most actively traded shares listed in the eurozone.

■ Face value
The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation. The face value of the Air Liquide share is 11 euros.

■ French Financial Market Authority (AMF)
New market authority resulting from the merger of the Stock Exchange Transactions Commission (COB) and the Financial Market Council (CMF). It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

■ Fractional rights
Part of a share that cannot be distributed in the case of a bonus share allocation or subscription if the number of shares held is not a multiple of the transaction. Example: in a one for ten bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and five fractional rights (i.e., the equivalent of half a share).

■ Free float
The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

■ Goodwill
The difference between the acquisition price and the book value of existing equity capital at the date of entry into the Group's scope.

■ **Investment club**

Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

■ **Liquidity**

Ratio of the volume of shares traded over the total number of shares in circulation.

■ **Market capitalization**

A company's market value, equal at any given time to the quoted share price multiplied by the number of shares in circulation.

■ **Net earnings**

Profit or loss made by the company. It is calculated by adding operating income recurring, other non-recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting taxes and minority interests.

■ **Net earnings per share (EPS)**

Net consolidated earnings divided by the number of shares making up the capital.

■ **Operating income recurring**

Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization of capital expenditures. It indicates a company's ability to generate the margins necessary for its operation and growth.

■ **PER (Price Earning Ratio)**

The ratio of the market price of a share over earnings per share. It is a measure of how many times the share price capitalizes earnings.

■ **Preferential subscription right**

Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

■ **Quorum**

Minimum percentage of shares with voting rights required to be present or represented for a General Shareholders' Meeting to be validly constituted.

■ **ROCE (Return On Capital Employed)**

The ratio of net earnings before financial expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

■ **ROE (Return On Equity)**

The ratio of net earnings over shareholders' equity. It represents the net return on money invested by shareholders.

■ **Share**

Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a partowner of the company and enjoys certain rights.

■ **Share buyback**

Transaction by which a company buys its own shares on the market, up to a limit of 10% of its capital. The transaction requires shareholder approval at the company's General Shareholders' Meeting. In compliance with relevant regulations, these shares can subsequently be retained, sold, transferred or cancelled.

■ **Shareholders' equity**

The part of a company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and earnings for the period.

■ **Yield**

Ratio of dividend per share over the share market price.


www.emtmadrid.es
Take the 44 hydrogen bus
in Madrid for a clean and quiet rid
In a fuel cell, hydrogen combines with oxyge
from the air to produce electricity emitting o
water. This carrier gas is a promising alternati
energy solution.
All
about
Air Liquide
Highlights
History
Air Liquide around the world
The Group's offer
The Air Liquide Village

Highlights


Healthcare


Industrial
Customers

Asia-Pacific

February: Launch of Jumbo, a new offering in ultrapure specialty gases for Electronics, indispensable for producing, in particular, flat screens.

April: Supply of liquid helium to the University of Kobe, Japan, to meet its needs in fundamental research on superconductivity, notechnologies and quantum sics.

ptember: Increase in oduction capacities in Taiwan for industrial and electronics customers.

October: Success in the research market: KSTAR contract in South Korea in scientific cryogenics, to help determine the energy solutions of tomorrow.

November: Consolidation in India with a new contract in the glass industry and a 20-million-dollar investment.

December: Inauguration of the sixth Air Liquide hydrogen service station to promote alternative energies in Singapore.

Americas

March: Air Liquide and Aqua Lung join forces for a new scientific mission: Vanikoro 2005.

December: Construction of a large hydrogen production unit for clean fuels in Bayport, Texas.

Europe

January: Hydrogen partnership reinforced between Air Liquide and Esso in Port-Jérôme, Normandy.

January: Strengthening of the homecare and hygiene sectors in Germany and Austria.

April: Supply of 6,000 m^3 of helium for the world's largest captive balloon, at Disneyland Resort™ Paris.

April: Further growth in Central Europe with the signing of a new contract with the Saint-Gobain group in Romania.

June: Supply of OBOGGS equipment for oxygen production on board the European transport plane A400M with a high-technology offering focused on crew safety.

June: Renewal of the partnership with AMD in Germany, one of the leaders in electronics.

July: Forming of a partnership with the steel manufacturer Severstal, for the largest air separation unit in Russia.

October: Installation of a new air separation unit to supply oxygen to Finland's leading carbon steel manufacturer.

October: Launch of a new and innovative medication, xenon, as an anesthetic, in Germany.

Africa and Middle East

February: Supply of 500,000 m^3 of nitrogen for a 500 km underwater gas pipeline connecting Libya and Sicily.

July: Signing of a partnership in Qatar in the rare gas sector.


Electronics


Large
Industries
Related
activities



Air Liquide rewarded

■ Boursoscan: "Grand Prix Actionnaires" awarded by Boursorama for the Internet site.

■ Agefi: "Indépendance du Conseil" and "Egalité du Vote des Actionnaires" prizes.

■ "Prix Challenges": Air Liquide, represented by Chairman of the Management Board Benoît Potier, was singled out as the company with the best performance of the year.

This distinction rewards a triple performance over three years. First, Air Liquide's growth in sales; second, economic profitability; and lastly, share yield*, which includes the change in share price and dividends*.



■ Air Liquide received the "TOP COM d'or Corporate Business 2006" award for the best Annual report. The clear and transparent information and presentation of the company's businesses contributed to this success.





Georges Claude and Paul Delorme,

History



From the start, Air Liquide has based its development on innovation, geographic expansion, creativity and initiative.

Origin

Foundation of the Company following the invention of a process for the liquefaction of air that enabled oxygen production in much greater quantities than previously possible. This, via the collaboration of two men, Georges Claude, a passionate researcher, and Paul Delorme, a diligent and far-sighted business man.

International development

- From the earliest days, Air Liquide set its sights abroad,
- First, in European countries, then in Japan (1907) and in Canada (1911),
- First steps in the United States in 1916 and, in 1986, a major move into North America via the takeover of Big Three,
- Continuing expansion in Europe and Asia.



Shareholders

- The original shareholders played a critical role in the first few years steadfastly standing by the expanding Company,
- Listed on the Paris Stock Exchange on February 20, 1913,
- A strong relationship was born between Air Liquide and its shareholders,
- In 1987, Air Liquide established the Shareholders' Communication Committee,
- Today, there are 360,000 individual shareholders of whom 138,000 are registered shareholders.



Gases serving countless industries

All the way from welding to the environment, through diving, metals, chemistry, food processing, electronics, refining, etc.



A tradition of invention

- Establishment of the Claude-Delorme Research Center,
- Scores of new processes in gas production and application,
- From cylinders to cryogenics, through cogeneration, membranes, and the production of increasingly pure gases and certain specialty gases for electronics,
- Air gas production equipment now operates on a massive scale (up to 4,200 tonnes of oxygen per day).





1985
Customer service

- From 1985, full service for Electronics customers,
- After oxygen and nitrogen, the offer widens to include hydrogen and steam in order to become more efficient and protect the environment,
- From 1993, Air Liquide moves closer to customers deploying new structures throughout the world,
- Creation of specialized teams in major international markets.

1995
Air for life

- Originally, just a supplier to hospitals, Air Liquide became a true Healthcare specialist,
- Full range of service to hospitals.
- An expanding network of homecare teams,
- Creation of a dedicated entity in 1995: Air Liquide Healthcare,
- Expansion into hygiene.

2002
A century of adventures

Innovation was the keynote for Air Liquide's anniversary year as the Group celebrated its 100 years of pioneering work in industrial and medical gases, and related activities.

2005
New century, new momentum

- Establishment of Japan Air Gases,
- Expansion through the acquisition of Messer activities in Germany, the United Kingdom, and the United States,
- Development in new markets and geographical zones,
- Today: 35,900 employees based in more than 70 countries.



Air Liquide around the world

- Industrial Customers
- Large Industries
- Electronics
- Healthcare
- Engineering
- Research Center

Western Europe	Southern Europe	Northern Europe	Eastern Europe
Austria	Greece	Denmark	Bulgaria
Belgium	Italy	Finland	Czech Republic
France	Portugal	Norway	Hungary
Germany	Spain	Sweden	Poland
Luxembourg			Romania
Netherlands			Russia
Switzerland			Slovakia
United Kingdom			Ukraine

Europe

North America

- Canada
- United States

South America

- Argentina
- Brazil
- Chile
- French Guiana
- Paraguay
- Uruguay

West Indies

- Guadeloupe
- Martinique
- Trinidad and Tobago

Americas




Air Liquide
around the world
Industrial Customers
Large Industries
Electronics
Healthcare
Engineering
Research Center
Pacific
Australia
New Caledonia
New Zealand
Polynesia
Emerging Asia
China
India
Southeast Asia
Indonesia
Malaysia
Philippines
Singapore
Thailand
Vietnam
Northeast Asia
Japan
South Korea
Taïwan
Asia-Pacific

North Africa and Middle East

- Algeria
- Egypt
- Kuwait
- Lebanon
- Morocco
- Oman
- Qatar
- Tunisia

West and Central Africa

- Benin
- Burkina Faso
- Cameroon
- Congo
- Gabon - Ghana
- Ivory Coast
- Mali - Nigeria
- Senegal
- Togo

South and East Africa

- Botswana
- Madagascar
- Reunion Island
- South Africa

Africa and Middle East



The Group's offer

Industrial and medical gases are found in everyday life: discover the Air Liquide Village[1]



Industrial Customers

Mission: providing services to an extremely rich and diverse customer base from craftsmen to research laboratories, food processing plants to motor vehicle equipment manufacturers, etc.

Gases at the heart of processes

- Metal fabrication: cutting, brazing, welding,
- Metal processing: transformation, heat treatment,
- Food conservation: fresh or frozen,
- Analyses, metrology and laboratory work,
- Production of pharmaceuticals and fine chemistry,
- Electronic component assembly,
- Glass and enamel manufacturing,
- Pulp and paper bleaching, etc.

On-site and remote management

- Production units at customer sites: greater flexibility and less transportation leading to a reduction in energy consumption,
- Remote management systems (Teleflo) ensure 24-hour monitoring of installations.

New services

- Traceability: using electronic chips and bar codes,
- Product analysis: solid, liquid or gaseous, especially in relation to the environment,
- Metrology: verification and calibration of industrial measurement instruments.



Large Industries

Mission: offering gas and energy solutions to large industries around the world to improve their process efficiency and help them with their environmental responsibilities.

Refining and natural gas

- Hydrogen is used more frequently by refineries to desulfurize fuels and "crack" heavy hydrocarbons,
- Oxygen is used to stimulate certain elements or to gasify petroleum residues. It is also used to transform natural gas into fuels or methanol.

Chemistry

The chemical industry consumes large quantities of air gases, as well as hydrogen and carbon monoxide. The latter are used in the manufacture of polyurethane and polycarbonates, which are both used in everyday life.

Metals

- Improvement of steelworks productivity, energy efficiency and emission levels using oxygen,
- Transportation of pulverized coal to furnaces using nitrogen,
- Stainless steel manufacture using argon.

(1) Please turn to the inside back cover.





Electronics

Mission: supplying the semiconductor industry, a user of leading-edge technologies, with ultra-pure gases and fluids.

■ Ultra-pure fluids

Carrier gases (nitrogen, oxygen, hydrogen, argon, helium, etc.), specialty gases (silane, etc.), chemical liquids: the fluids used in fabs are ultra-pure. New molecules are constantly being developed.

■ Fluid management

Teams working at customer facilities take full charge of managing fluids on-site.

■ Equipment

Design, manufacture and installation of fluid distribution equipment.



Healthcare

Mission: supporting patients in hospitals and in their homes through a range of services, devices and equipment.

■ Hospital services

- Services related to the supply and distribution of gases in hospitals,
- New services: medical equipment sterilization, tissue cryoconservation, etc

■ Pharmaceutical gases

Medical gases (nitrous oxide, oxygen) are pharmaceutical products. Development of new therapeutic applications for gases in hypertension control, pain management, etc.

■ Homecare

Treatment of respiratory illnesses, sleep apnea and diabetes: providing oxygen and appropriate materials, ongoing patient follow-up, emergency response service.

■ Hygiene

Broad range of disinfection products and services to fight nosocomial infections.

■ Equipment

- Gas distribution systems,
- Anesthesia and resuscitation equipment.



■ Welding-cutting equipment and products

- Complete range of materials (welding units, metal cutting machines) and consumables,
- Automation solutions.

■ Engineering and construction

- Design and construction of industrial gas production units for the Group and third-party customers,
- Development of new production technologies,
- Development of state-of-the-art cryogenic equipment, especially in relation to very low temperatures.

■ Space and aeronautics

- Ariane 5: building cryotechnical tanks, supplying gas and related services to the Kourou (French Guiana) launching pad,
- Satellite equipment,
- On-board gas generating systems for airplanes.

■ Specialty chemicals

Surfactant products for pharmaceuticals and cosmetics.

■ Diving

Products and equipment for professional and recreational diving.



Related Activities

Mission: developing competencies in fields complementing the Group's core expertise.







Corporate Communications

Dominique Maire
Vice-President Corporate Communications
Tel: + 33 1 40 62 53 56
dominique.maire@airliquide.com

Caroline Morand
Shareholder communications
Tel: + 33 1 40 62 55 41
caroline.morand@airliquide.com

Investor Relations

Anthony McCord
Director Investor Relations
Tel: + 33 1 40 62 55 19
anthony.mccord@airliquide.com

Shareholder Services

Philippe de Saint-Ours
Director Shareholder Services
Tel: + 33 1 40 62 53 09
philippe.desaint-ours@airliquide.com



Design and production
Air Liquide Communication Department

Phénix Communication - +33 1 49 64 64 64
www.phenixcommunication.com

Written by: Françoise Lafragette

Air Liquide would like to thank all its employees who collected or contributed to the photographs in this Annual Report.
Photo credits: Air Liquide, C. Dupont, Gamma, M. Mezarovitz, A. Picard, P. Stroppa, Rapho, X. Renauld, ESA/ARIANESPACE - Service Optique CSG, X.
Getty (B. Hustace, R. Van Butsele, A. Wolf, N. Wier, J. Veer, T. Barwick, M. Barraud, C. Sanders, T. Hopewell, R. Casagrande, M. Mok, R. McVay)

Illustration: F. Mathé, Publicis Consultants Paris

Discover the Air Liquide Village


The Village
AIR LIQUIDE
disc





Our products and services are invisible, yet they are everywhere in your daily life.

To better understand them, please insert this CD-Rom in your computer and take a leisurely tour around our Village.

Pop into the kitchen and open the fridge... Settle in the living-room... Take the car for a ride... Do your shopping, stop at the gas station, have a drink in the park... Ouch, you need to go to the hospital? Well, our products and services are found there as well.

So, enjoy the visit and may this tour around the Village stimulate your curiosity and allow you to understand us better...



For further information


N°Vert 0800 16 61 79

(Toll-free number)
or +33 1 57 05 02 26
from outside France

E-mail: shareholders@airliquide.com
www.airliquide.com

Air Liquide
Shareholder Services
75, quai d'Orsay
75321 Paris Cedex 07

L'Air Liquide S.A., administered by
a Supervisory Board and a Management
Board

The company was established
for the study and application of
processes developed by Georges
CLAUDE with issued capital of
€1,199,523,897

Corporate headquarters:
75, quai d'Orsay
75321 Paris Cedex 07
Tel: +33 1 40 62 55 55
R.C.S. Paris 552 096 281


AIR LIQUIDE


Management


Report

Contents

Key figures for the Group

2005 was a year of **sustained growth** for the Group, marked by the successful integration of the activities acquired from Messer. A marked increase in revenues and in efficiency allowed an improvement in margins and a **significant increase in net earnings after taxes.**

Increased cash flow, tight control over capital expenditures and divestitures linked to portfolio optimization enabled a **reduction in net indebtedness** to 3,740 million euros. The **debt/equity ratio** is **60.2%** and **ROCE** is **11.7%.**

Overall, Air Liquide enjoyed a **strong level of activity in 2005**. In light of this good performance and the sustained growth prospects for 2006, the Management Board proposes payment of a **dividend of 3.85 euros,** an increase of 10.0%, as well as the **allocation of one bonus share for every 10 shares held.**

In millions of euros	2004	2005	2005/04	2005/04 Excl. forex	2005/04 comparable
Total revenues	9,428	10,435	+10.7%	+10.2%	+6.2% [1]
Of which Gas and Services revenues	8,275	9,148	+10.5%	+10.0%	+5.5% [1]
Operating income recurring (OIR)	1,375	**1,518**	+10.4%	+9.9%	
Operating income	1,224	**1,473**	+20.3%	+19.7%	
Net earnings (Group share)	780	**933**	+19.7%	+18.8%	
Net earnings (Group share) on a comparable basis [2]			*+10.9%*		
Funds from operations	1,692	**1,805**	+6.7%	+6.1%	
Net earnings per share [3] **(in euros)**	7.23	**8.66**	+19.8%		
Dividend per share (in euros)	3.50	**3.85**	+10.0%		
ROCE after tax	11.9 %	**11.7 %**			

All financial information has been prepared in accordance with IFRS, including 2004 figures which have been restated to allow for comparison.
(1) Excluding currency, natural gas, acquired Messer activities, deconsolidation of US Electronics liquid chemicals.
(2) In order to compare 2004 results with those in 2005, items that we consider to be exceptional and significant linked with the completion of disposal gains and restructuring provisions are deducted.
(3) Number of shares outstanding as of December 31, 2005, for EPS calculation: 107,747,742.

Revenues

Revenues rose across all geographical areas, particularly in the United States, and in all business lines, **reaching 10,435 million euros** for 2005, an increase of **+10.7%.** Growth came from Large Industries, in particular hydrogen, new territories, notably in emerging Asia, and the Healthcare business line in Europe. Excluding foreign exchange, natural gas, revenue growth, at **+8.0%,** includes a change in consolidation scope impact of **+1.8%,** mainly due to the first full year consolidation of the activities acquired from Messer. On a comparable basis, growth was **6.2%.**

■ Group results

Operating income recurring is 1,518 million euros, up +10.4% on last year. The **operating margin** (Operating income recurring as a percentage of revenues) increased from 14.6% in 2004 to **14.8%** in 2005, excluding the impact of natural gas.

This **increase in margin** is the result of the profitability of the additional volume in 2005, and the **synergies associated with the integration of Messer activities** (around 60 million euros in 2005). In addition, the **roll-out of the OPAL program** (around 92 million euros in 2005), together with **price increases,** almost totally offset the impact of cost increases in 2005, including the significant rise in energy costs (petrol and electricity). Excluding the impact of the significant exceptional items identified in the following reconciliation table, the **other non-recurring operating expenses** were positive over the previous year, reflecting in particular the capital gains from the disposal of certain activities, such as the disposal of Sechilienne-Sidec, part of the Group's continuing efforts to optimize its business portfolio.

Net finance costs total (212) million euros. This slight increase of 13 million euros on last year (+6.6%), is mainly due to the cost during the full year 2005 of the debt associated with the acquired Messer activities.

The **contribution from companies accounted for by the equity method,** at 37 million euros, is stable over last year.

The **effective tax rate** in 2005 is 29.4%. The 2004 rate was exceptionally low, primarily due to certain non recurring tax operations.

Profit for the period attributable to **minority interests** is 74 million euros.

Net earnings, Group share, amounted to **933 million euros,** an increase of **+19.7%**.

Net earnings, once adjusted for items that we consider significant and exceptional, amount to 812 million euros in 2004 and 900 million euros in 2005, an increase of **+10.9%**.

Reconciliation of the net earnings, Group share, and the net earnings Group share on a comparable basis

In millions of euros, after taxes	2004	2005	2005/04
Net earnings Group share	**780**	**933**	**+19.7%**
Divestitures:			
Messer / Sechilienne – Sidec	(32)	(81)	
Restructuring Industrial Customers in Europe:			
Germany (Messer) / Other European countries	64	48	
Net earnings Group share on a comparable basis	**812**	**900**	**+10.9%**

Earnings per share were 8.66 euros, an increase of **+19.8%**, in line with the published net earnings. The number of shares used for the calculation of the earnings per share calculation at December 31, 2005 is 107,747,742.

In 2005, the Group repurchased 411,699 shares at an average price of 145.16 euros, for a total of 60 million euros.

■ Statement of changes in financial position and net debt

In millions of euros	2004	2005
Funds provided by operations before captal gains and changes in working capital	**1,704**	**1,920**
Capital gain from asset disposals	(12)	(115)
Funds provided by operations before changes in working capital	**1,692**	**1,805**
Changes in working capital	(244)	5
Distribution	(490)	(476)
Investment payments	(3,760)	(1,051)
Proceeds from asset disposals	753	281
Other	4	(90)
Net before financing	**(2,045)**	**474**
Increase in capital	13	78
Share repurchase	(44)	(60)
Exchange rate and consolidation scope effect on debt	26	(177)
Effect of IAS 32 and IAS 39	(175)	(42)
Change in net debt	**(2,225)**	**273**

In millions of euros	2004	2005
Net debt at end of period	**(4,013)**	**(3,740)**
Debt to equity ratio at end of period	**77%**	**60%**

82-52

Funds provided by operations before changes in working capital, including provisions and capital gains on disposal, is 1,805 million euros, up 6.7% on last year. This includes the impact of the payment in 2005 of a part of the costs provisioned for in 2004 linked to the restructuring in Germany following the acquisition of the activities from Messer. Excluding this impact, the progression is +8.9%.

The reduction in **working capital** (5 million euros), despite a significant increase in revenues, reflects management efforts at operating unit level.

Capital expenditure totaled 1,051 million euros, of which 975 million euros are industrial investment payments. Financial investments, and in particular the buy-out of minority interests in SOAEO, totaled 76 million euros.

The **proceeds from divestitures** resulting from portfolio optimization, amount to 281 millions euros. As of December 31, 2005, **net indebtedness** is 3,740 million euros, down 273 million euros compared to December 31, 2004.

The **debt/equity ratio** is, therefore, 60.2% as of December 31, 2005, in line with our debt objectives to reduction. The financial structure of the Group is extremely solid.

The after-tax **return on capital employed** (ROCE) was 11.7%, in line with our medium-term objective of 12%.

Compared to 2004, the 2005 ROCE incorporates the full year impact of the presence of the Messer assets on the balance sheet, partially offset by margin improvement and good management of investments.

Dividends

At the annual General Shareholders' Meeting on May 10, 2006, a **dividend of 3.85 euros** will be proposed to shareholders for fiscal year 2005, amounting to a distribution rate of 46.3% of consolidated net earnings, as well as the **allocation of one bonus share for every 10 shares held.**

Dividend per share: € 3.85, +10.0%
(in euros)


5
4
3
2
1
0
3.50
3.85
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

2005 dividend to be proposed at the General Shareholders' Meeting. Dividends for previous years are adjusted to take into account bonus share issues.

Average annual growth over ten years
Dividend per share: +11.9%
Total shareholder return: +12.0%

At year-end 2005
Distribution rate: 46.3%
Dividend yield: 2.4%

Total shareholder return of an investment in Air Liquide shares

Total shareholder return (TSR) is an annualized rate of return for shareholders who purchased a share at the beginning of the period and sold it at the end of the period.

TSR calculation factors in the change in share price and dividends paid (including tax credit), assuming they are reinvested in shares right away.

This return is a percentage equal to the **share yield** (dividend/share price) added to the capital gains rate (capital gains over the period/initial share price).

For L'Air Liquide S.A., net earnings before exceptional items reached 441.3 million euros, compared to 383.9 million euros in 2004.

82-52

■ Messer

The Group is **ahead of its 2005 synergy objectives** in respect of the integration of activities acquired from Messer. In 2005, Air Liquide achieved **synergies of 60 million euros.** Since the acquisition of Messer in 2004, synergies total 68 million euros following 18 months implementation of optimization projects. At the time of acquisition, a total of 100 million euros were expected over three years, since reduced to two years mid 2005. Hence, the Group is ahead of schedule, particularly due to the successful integration of teams and to the identification and rapid implementation of best practices regardless of where these ideas for improvement originated.

This progress ahead of the initial schedule results from an excellent implementation of programs ensuring industrial efficiency and the grouping of the head offices in the US and Germany. Precise management of logistics and purchases led to operational gains ahead of the Group's forecasts.

In terms of **positive synergies,** the products from the activities acquired from Messer enlarged and enhanced the Group's range, particularly in **specialty gases.** Likewise, the Group was able to market xenon, produced by Air Liquide, as **anesthetic gas** to German hospitals formerly the clients of Messer. Finally, the Group benefited more substantially from the growth **in the US** thanks to an increased presence in this major advanced industrial market.

With this increased presence, and reinforced contacts with major customers, the Group is favorably positioned to **support its clients in their growth projects worldwide.** Industrial gas represents a small part of the Group's customers' costs, but is of major impor- ance in terms of operating or technical risk. Increased presence .tomer sites, and the in-depth knowledge of their industrial pro- s enable Air Liquide to respond better to their requests to ove existing industrial processes, and to accompany them in r geographical expansion around the world.


OPAL
M€ 400 mid 2004-2007
M€ 100
of growth impact
Growth enablers
M€ 200
Sustain cost
efficiency
Sustain cost efficiency
Industry leadership
Profitable growth
Develop human capital
Operational performance
M€ 100
from processes
improvement
Share best
practices

OPAL, the program designed to improve the Group's profit margins by **400 million euros** by the end of 2007, achieved results in its first year in line with expectations.

The OPAL program has three major components:
- acceleration in the marketing of innovative products,
- improvement in the efficiency of the Group's operations, and
- the sharing of best practices.

OPAL enables Air Liquide to **improve its margins** in an inflationary environment marked by increasing pressure on prices in certain markets, and remain competitive. The Group compensated some of these increases temporarily, notably in transport and in energy, by an improvement in operational efficiency (reduced per unit consumption, improved trip planning resulting in fewer kilometers traveled).

Improvement programs, more structural in nature and linked to the deployment of information systems, will ramp up in 2006. The full impact will be realized in 2007.

Air Liquide's objective is to use a large part of these productivity gains to improve margins.


Management report

Activities and Investments

The Group recorded strong consolidated revenue growth of 10,435 million euros in 2005 and saw a strong level of activity in 2005 in all business lines and in all geographies, particularly with the numerous positions we established in new territories, such as Asia, Russia, and the Middle East. The successful integration of the acquired Messer activities and our growth in Large Industries, and in Healthcare strengthened our presence in the most advanced industrial economies.

In 2006, these positive trends should continue thanks to contract signatures in new territories, and to the development of the Group's growth drivers.

■ Analysis by geographic zone

Revenue by geographic zone

(in millions of euros)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,751
2,673
5,824
187
Asia-Pacific
Americas
Europe
Africa and Middle East

Operating income recurring by geographic zone [1]

(in millions of euros)


1,200
1,000
800
600
400
200
0
251
366
1,015
41
Asia-Pacific
Americas
Europe
Africa and Middle East

(1) Excluding research centers and corporate overheads (155) million euros.

Asia-Pacific

Air Liquide's activities in Asia-Pacific performed well. Large Industries reported record growth. In China, in particular, the business line benefited from the ramp-up of the Caojing site, in the Shanghai region, and the new contract signed with Rhizao Steel. Many new contracts will further strengthen our positions in this high growth country.

In Japan, Large Industries saw good levels of activity and further progress in Electronics, where equipment and installation sales were particularly active.

In Asia Pacific, operating income recurring was 239 million euros, up by +8.0%. It benefited from the strong levels of activities in emerging geographies and the solid performance in Japan. Industrial Customers and Large Industies saw their results grow at a double digit rate.

Americas

The Group fully benefited from the robust economies in the Americas. Hydrogen sales continued their strong growth, particularly with the ramp-up of our new El Segundo unit in California. Furthermore, Industrial Customers saw sustained growth, finishing the year with a very buoyant fourth quarter, despite rises in energy costs. Moreover, the Group significantly developed its nitrogen and CO_2 activities in the Alberta oil fields of Canada. Electronics reported sustained growth in 2005, with good equipment sales and new on-site contracts.

The Americas recorded a strong operating income recurring performance with a record level of almost +19%, despite the impacts of the hurricanes and the substantial increase in energy costs. This improved performance comes mainly from the result of the consolidation scope and synergy impacts linked to the acquisition of the Messer activities in the United States.

Europe

Europe saw significant hydrogen volume growth, with the ramp-up of new units at Port-Jérôme in France, La Corogna in Spain and Antwerp in Belgium. Cogeneration revenues rose, with the start-up of a new unit in Germany.

Strong development continued for our Healthcare activities, particularly in Germany, where growth was helped by homecare acquisitions and in France, where homecare and hygiene did particularly well.



In Large Industries and in Industrial Customers, numerous new positions were taken in Eastern Europe, with contracts signed in Poland, Russia, Romania and Bulgaria. In a generally difficult European economic environment, particularly in France, Germany and Italy, Industrial Customers experienced moderate sales growth.

Overall in Europe, operating income recurring (928 million euros) showed similar growth as in Asia, despite more modest activity, thanks to the scope consolidation and synergy impacts of the Messer acquisition. Healthcare, despite a regulated price environment, considerably improved its results, thanks to strong growth in its business activities.

Africa and Middle East

The successful start-up of the Ras Laffan unit in Qatar enabled a consortium of two local natural gas companies to produce 10% of the needs of the worldwide helium market. This commercial success, coming after the construction of the unit, allows Air Liquide to offer customers around the world at lower cost and with increased independence.

Capital intensity

Capital intensity is the amount of capital needed to generate one euro in revenues. This capital is either invested into industrial assets (production units, storage, trucks, etc.), or used as working capital to finance the development of the activities.

Capital intensity in the Group's business lines varies:

- air gases production in Large Industries is very capital intensive with a capital intensity between 2 and 3,
- hydrogen or cogeneration services currently have a capital intensity close to 1, given the high price of natural gas in particular,
- Electronics, Healthcare, all major development drivers, also have a capital intensity around or below 1 depending on product mix.

Whatever the capital intensity, Air Liquide's objective is to achieve, over the long term, return on capital employed after tax of at least 12% (ROCE).

■ Gas and Services

Industrial Customers

(in millions of euros)

2005 revenues	4,154
Capital intensity	1.5 - 2



■ Food - Pharmacy	14%
■ Materials – Energy	28%
□ Automotive – Fabrication	25%
■ Technology Research	8%
■ Craftsmen – Distributors	14%
□ Other	11%

Large Industries

(in millions of euros)

2005 revenues	2,744
Capital intensity [1]	1.2 - 2.5

(1) At 2005 average natural gas price.



■ Air gases	55%
■ H_2/CO	25%
□ Cogeneration	17%
■ Other	3%

Electronics

(in millions of euros)

2005 revenues	855
Capital intensity	1 - 1.2



■ Carrier gases	32%
■ Specialty gases	25%
■ Services and liquid chemicals	16%
■ Equipment and Installations	27%

Healthcare

(in millions of euros)

2005 revenues	1,395
Capital intensity	0.8 - 1.2

■ Homecare	38%
■ Medical gases	38%
□ Hygiene	16%
■ Equipment	8%

■ Competition

Air Liquide's main competitors in industrial and medical gases are the American groups Praxair and Air Products, the British group BOC, the German group Linde and two smaller groups: Taiyo Nissan (Japan) and Airgas (United States).

■ Delivering growth strategy

The Group's strategy is firmly focused on growth:

• Air Liquide's strategy combines **geographical presence, balance of activities and resource mix**, in order to develop innovation and technology, strengthen its presence in advanced economies and conquer new territories. This strategy leads to targeted investment equal to 11% to 13% of revenues, enabling sustained growth over time,

• earnings each year result from the combination of **growth in sales** and **continuous gains in productivity** within the Group,

• **financial discipline** is driven by **ambitious goals**: the return on capital employed after tax (ROCE) should attain or exceed 12%; the ratio of net indebtedness to shareholders' equity less than 50%, outside of periods of significant acquisition,

• delivering **sustained, long-term shareholder returns** is a **priority** for Air Liquide.

■ 2006 outlook and trends

Several significant events in 2005 particularly demonstrate the Group's growth strategy:

• the successful and full integration of the activities acquired from Messer,

• the development of the Large Industries sector, in particular hydrogen,

• Air Liquide's increased presence in new territories,

• the performance of the Healthcare business line,

• the development of technology and innovation enabling Air Liquide to enlarge current markets and prepare those of tomorrow.

On this basis, the Group is well positioned in 2006 to continue its growth dynamic established over the last 2 years.

No other significant commercial or financial change has of occurred since December 31st 2005, the close of the last published accounts.

■ Investment decisions and capital expenditure

Investment decisions are central to the implementation of the Group's strategy. Investments must:

• develop the business through both internal and external growth,

• improve efficiency and quality, and

• ensure safety and reliability.

The economic objective of these investments is to achieve long term growth at a good return on capital employed. The required level of profitability varies with the overall assessment of the risks associated with the investment. Investments in long-term contracts, for instance, generate lower levels of profitability in the first few years, because the customer's needs increase gradually, while the contract bears the depreciation (straight line over the term of the contract) and financial expenses over the same period. Profitability levels increase rapidly thereafter.

Air Liquide has continued, over the past fours years, to invest at a rate of approximately 1 billion euros a year. Today, the Group has over 400 major units on the five continents.



In 2005, investment decisions amounted to 1,197 million euros. Emerging geographies accounted for 300 million euros of the Group's total investment decisions. In particular, several significant successes were achieved in China, Russia and India, materializing therefore its geographic growth strategy. Growth markets, such as hydrogen, energy, Electronics and Healthcare accounted for 400 million euros. These strategic development drivers accounted for more than 60% of Gas and Services investments.

Investment decisions
(excl. Messer in 2004)
(in millions of euros)



1,400
1,200
1,000
800
600
400
200
0
1,149
1,052
951
1,202
1,197
2001
2002
2003
2004
2005

Financial
■ Industrial

Gas & Services investment decisions
(excl. Messer in 2004)
(in millions of euros)



1,200
1,000
800
600
400
200
0
1,046
1,085
60%
2004
2005

□ New geographies
■ Technology, innovation, services
■ Base

Investment decisions

Investment decisions are subject to a careful evaluation process, undertaken at Group level by the Investment and Operations Committee chaired by a member of the Management Board together with directors of relevant zones and activities.

Decisions are based on rigorous individual assessments of projects, using five main criteria:

- **the location of the contract:** the analysis will differ whether the project is based in an industrial basin with high potential (Corpus Christi in the United States, Antwerp in Belgium, Caojing in China), or connected to an existing pipeline network, or elsewhere in an isolated location,
- the **nature of the product provided:** the analysis of risks and expected profitability will vary in the case of air gases, relying on the Group's traditional technologies, or new products such as hydrogen and synthetic gas, which occasionally rely on more innovative technologies,
- **customer risk:** this is measured according to whether the customer is local or global, and takes into account the customer's market and stability,
- **competitiveness of the site or gas-dependent activity:** this is assessed based on size, the cost of raw materials and access to markets,
- finally, **country risk** is studied carefully.

Payments on industrial investments, amounting to 975 millions euros, were allocated geographically as follows: Europe, 58%; the Americas 19%; Asia, 22% and Africa 1%. These payments follow the investment decision by 12 to 18 months, the time necessary for Air Liquide to build the production unit, and hence typically reflect investment decisions made in 2003 and 2004.

Payments on financial investments, notably the buy-out of the minority sharesholders of the SOAEO, were 76 million euros.

Overall, the **ratio of 2005 investment payments** over 2005 revenues is 10.1%, compared to 10.6% in 2004. Discounting the effect of natural gas in 2005, this ratio is stable compared to 2004.

82-52

Capital expenditure (excl. Messer in 2004)
(in millions of euros)


1,200
1,000
800
600
400
200
0
1,102
940
822
998
1,024
1,051
2001
2002
2003
2004
2004
2005
IFRS
Financial
Industrial

Capital expenditure by geographic zone


Europe 57%
Americas 19%
Asia-Pacific 23%
Africa 1%

Other important contracts

To date, Air Liquide has not entered into any other important contracts conferring a material obligation or a commitment for the Group, other than those normally entered into in the normal course of its business.

The lifespan of a long-term contract

Stage A: an investment decision follows the signing of a long-term contract.

Stage B: capital expenditures begin as Air Liquide builds the unit for the customer(s) over 18-24 months.

Stage C: the unit starts up and gas production increases progressively. Sales begin and will continue over the course of the contract term.

Stage D: between years five and seven, the contract reaches an average return on capital employed (ROCE) of 12%, in line with Group objectives.

Stage E: after 15 years, aside from maintenance expenses and renewed investment, the unit is mostly depreciated. At this point, the return on capital employed grows significantly.


ROCE %
36
30
24
18
12
6
0
A
B
C
D
E
ROCE = 12%
0
1
2
3
4
5
6
7
8
9
10
11
12
Start-up and ramp-up
YEAR

82-52

■ Funding and financial risk management

Mitigating risk is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee comprises members of the Management Board, the Finance Director and representatives from the Finance Department.

The Group's financial policy is primarily based on the following principles:

- diversification of funding sources and a spreading of debt maturities in order to minimize refinancing risk,
- backing up of issued commercial paper with confirmed lines of credit,
- hedging interest rate risk to ensure that funding costs are in line with long-term investment decisions,
- fund investments in the currency of the operating cash flows generated, in order to create a natural foreign exchange hedge,
- centralization of funding, via Air Liquide Finance, except in regions where the Group has decided to limit its risk or if such centralization is not suitable due to market conditions.

Notes 28 and 31 to the financial statements for the year ended December 31, 2005 describe in detail the characteristics of the financial instruments used by the Group as well as the debt structure.

Funding policy and changes to debt

Diversifying funding sources

Air Liquide diversifies its funding sources by accessing various debt markets: bonds, banks and commercial paper markets. Air Liquide relies on short-term commercial paper, in France through a French Commercial Paper program up to a maximum of 3 billion euros, and in the United States through a US Commercial Paper program (USCP) up to a maximum of 1.5 billion US dollars. To cover liquidity risk relating to the refinancing of commercial paper payments and in accordance with the Group's internal policy, commercial paper outstandings are backed up with confirmed lines of credit.

In addition, Air Liquide can issue long-term bonds through its Euro Medium Term Note (EMTN) program up to a maximum of 3 billion euros. Outstanding notes under the EMTN program amount to 1.8 billion euros (nominal amount), of which 1 billion euros were issued in 2004 to finance the acquisition of the Messer activities. The Group also raises bank debt (loans and lines of credit) and private placements. The average maturity of debt is five years.

Note 28 to the financial statements breaks down Group indebtedness, in particular by instrument type and currency.

Breakdown of the net indebtedness by currency

	2004	2005
EUR	73%	70%
USD	19%	21%
JPY	6%	5%
CAD [1]	2%	2%
Other currencies	0%	2%
Total	**100%**	**100%**

(1) Canadian Dollar.

Investments are funded in the currency of the cash flows generated, thus creating a natural foreign exchange hedge. At the Group level, Air Liquide's debt is mainly in euros and US dollars, which reflects the weight of the euro and the US dollar in the Group's cash flow. The breakdown of total debt by currency is unchanged compared to 2004. The increase in indebtedness in the other currencies is due to investments made in new geographies, particularly in China and Taiwan.

Centralization of funding

To benefit from economies of scale and facilitate capital markets funding (bonds and commercial paper), the Group uses a special purpose subsidiary, Air Liquide Finance. This subsidiary centralizes the Group's funding activities in countries whose risk has been validated by the Group and ensures the Group's interest rate risk management. As of December 31, 2005, Air Liquide Finance granted, directly or indirectly, 2,332 million euros in loans to 160 subsidiaries benefiting from intra-group funding. The loans were denominated in 10 currencies (primarily: Euro, USD, and CAD). Due to the offsetting positions by currency adopted by Air Liquide Finance, these intra-group funding operations do not generate any foreign exchange risk for the Group. In addition, in geographical locations where the Group has decided to limit its risk, and with market conditions permitting, the subsidiaries fund themselves independently.

82-52

Debt maturity

To minimize the refinancing risk relating to debt repayment schedules, the Group's financial policy is to diversify funding sources and to spread maturity dates over several years. Furthermore, this refinancing risk is also reduced by the steady cash flow from operations.

The graph below represents the debt maturity schedule (except for commercial paper backed up by credit lines). The scale on the left shows the amount of each annual repayment in millions of euros and the scale on the right shows the repayment amounts as a percentage of gross debt.

The maturity schedule is detailed in note 28 to the consolidated financial statements.


600
500
400
300
200
100
0
14%
12%
10%
8%
6%
4%
2%
0%
2006 2007 2008 2009 2010 2011 2012 2013 2014 >2014
Bonds and private placements
Bank debt and finance leases

Change in net indebtedness

Total net debt stood at 3,740 million euros as of December 31, 2005 compared to 4,013 million euros in 2004, a decrease of 273 million euros. The decrease is primarily due to robust free cash flow generation and the disposal of the Group's interest in several companies (Séchilienne-Sidec, Sidergal and the home care activity in the United States). A detailed analysis of the changes in net indebtedness is shown in the table below.

(in millions of euros)	
Net indebtedness as of 12/31/2004	**4,013**
Funds from operations after investments, change in working capital and others	(669)
Financial asset and divested activities disposals	(281)
Distribution of dividends	476
Foreign exchange impact and change in consolidation scope	177
Purchase of treasury shares (net of capital increase)	(18)
Variation of minority initerest put options	42
Net indebtedness as of 12/31/2005	**3,740**

The debt/equity ratio was 60% at year-end 2005 (compared with 77% at year-end 2004). The ratio improved at year-end 2005 due to the Group's debt reduction and growth in shareholders' equity. The equivalent ratio calculated using the US method: net indebtedness/(net indebtedness + shareholders' equity) reached 38% at year-end 2005 compared with 43% at year-end 2004.


(in millions of euros)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
46%
37%
31%
66%
77%
60%
2001 2002 2003 2004 2005
Net indebtedness IFRS as of December 31
Net indebtedness as of December 31
Debt/equity ratio

The financial expenses coverage ratio (operating income recurring + share of profit of associates / net finance costs) remained unchanged in 2005, at 9.5.

The average cost of gross debt was 3.8% in 2005 vs 4.0% in 2004.

Cost of gross debt is calculated by dividing interest charges for the fiscal year (185 million euros excluding bank charges not directly related to debt) by the year's average total outstanding debt. The latter is calculated on the basis of a monthly average. The breakdown is shown in note 28 to the financial statements.

Standard & Poor's raised its long-term credit rating of Air Liquide from "A+/negative" to "A+/stable" on April 7, 2005, recognizing the Group's significant debt reduction in 2005 and its financial strength. The short-term rating remained unchanged: "A-1" for Standard & Poor's and "P-1" for Moody's. The main indicators analyzed by the rating agencies are the debt/equity ratio and the funds from operations/ net debt ratio. Both ratios have markedly improved in 2005, with the latter ratio increasing from 42% in 2004 to 51% at the end of December 2005

Financial risk management

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports. The Finance Department also performs the analysis of country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

82-52

Foreign exchange risk

Since industrial and medical gases are rarely exported, most products are manufactured in the country where they are sold. Thus, the risk of currency fluctuations affecting the Group's activities is limited.

Furthermore, the Group provides a natural hedge and reduces its exposure to exchange rate fluctuations by raising debt in the currency of the cash flows generated to repay debt. In countries outside the euro, US dollar and yen zones, financing is raised in local currency or when contracts are indexed in euros or US dollars, in foreign currency (EUR or USD).

The residual foreign exchange risk to which the Group is exposed concerns mainly the translation of local currency financial statements into euros (foreign exchange translation risk) and foreign currency financial and commercial flows (foreign exchange transaction risk).

Concerning foreign exchange translation risk, the sensitivity to the two main foreign currencies – the US dollar (USD) and the yen (JPY) - is as follows:

Impact of a +/- 1% fluctuation in the foreign exchange rate

In millions of euros	Sales	% Group	Operating income recurring	% Group
USD	21.0	0.20	2.3	0.15
JPY	10.1	0.10	1.1	0.07

Foreign exchange transaction risk concerns cash flows arising from patent royalties, technical support and dividends, and foreign currency commercial cash flows from operating entities. These commercial cash flows in foreign currencies only represent around 4% of consolidated revenues on an annual basis. This foreign exchange transaction risk is managed through the hedging policy implemented by the Finance Department.

Note 31 to the financial statements describes the foreign exchange transaction risk management process and the derivative instruments used.

Interest rate risk

The Group's objective is to reduce the impact of interest rate fluctuations on its interest expenses and, by a prudent policy, to finance long-term assets with shareholders' equity and fixed-rate long-term debt. Since most of Air Liquide's activities are based on long-term contracts (10 to 15 years), a policy promoting interest rate hedging (fixed rates and options) ensures financing cost when deciding long-term investments.

Note 31 to the financial statements describes the sensitivity of the Group's financial expenses to interest rate fluctuations.

Counterparty and liquidity risk

They are described in note 31 to the financial statements.

2006 outlook

The year 2005 was marked by the continued reduction in the Group's indebtedness following the acquisition of the Messer activities in 2004. At the 2005 year-end, with a net indebtedness of 3,740 million euros, Air Liquide's debt equity ratio was 60%, significantly lower compared to the 2004 year-end (77%). Air Liquide has demonstrated its capacity to generate robust cash flows and manage its debt. Air Liquide will retain in 2006 dividend distribution policy for its shareholders and pursue its policy of selective capital expenditure management. Thus, the Group's debt should steadily decrease. On the medium term, Air Liquide aims to obtain a debt/equity ratio of less than 50%, except in periods where there is a significant acquisition.

■ Special report on the completion of the Company's share buy-back program

In accordance with the resolutions adopted during the General Shareholders' Meeting of May 11, 2005, Air Liquide has implemented a share buy-back program designed to:

- cancel shares in order to optimize shareholders' equity and net income per share, in one or several stages, up to a maximum of 10% of the Company's share capital over a 24-month period,
- grant share purchase options to its employees or those of its subsidiaries,
- buy and sell shares depending on market conditions and in accordance with applicable regulations,
- keep shares for the future use as means of exchange or payment in connection with acquisitions in accordance with applicable regulations.

As of December 31, 2004, Air Liquide held 1,376,249 of its own shares (i.e., 1.3% of its share capital) including 1,346,431 directly-held shares.

In 2005, Air Liquide bought back 411,699 shares for a total amount of 59.8 million euros (i.e., at an average purchase price of 145.17 euros). These buy-backs are comparable to those made in 2004 (339,743 shares). In addition, 350,000 shares were cancelled and 870,755 shares were exchanged as part of the simplified public share exchange offer on Société d'Oxygène et d'Acétylène d'Extrême Orient (SOAEO).

As of December 31, 2005, the Company held, directly or indirectly, 567,193 shares representing 0.52% of share capital, including 537,375 directly-held shares with a net book value of 76,118,242 euros and a par value of 6,239,123 euros. 390 125 directly-held shares have been set aside (at an average purchase price of 134.54 euros) for possible acquisitions and 147,250 shares (at an average purchase price of 152.49 euros) are destined to be cancelled.


Management
report


Risk factors

Risk factors

The Report from the Chairman of the Supervisory Board on the Company's internal control procedures presents the Group's organization and procedures for managing risks (page 197).

■ Specific business-related risks

Currently, Air Liquide's overall business activity does not rely on third-party patents, nor does it depend on industrial, commercial or financial supply contracts, or new manufacturing processes.

The Group serves more than one million customers in a broad range of industries, over a wide geographic area, thus mitigating any concentration of customer credit risk for the Group.

Because of the high price volatility of electricity and natural gas due mainly to market deregulation, Air Liquide's policy is to index long-term customer contracts to hedge these risks. Recent fluctuations in electricity prices led the Group to replace its pricing indices, for the regulated period, with indices relevant to each national market. For several years, the Group has followed the same approach for natural gas. In parallel, Air Liquide has optimized its policy for the supply of electricity and gas. This policy enables the Group to offer the best possible terms to its customers, safely and with transparency, as it is based on reliable and efficient sources of supply.

■ Industrial and environmental risks

Industrial and environmental risks are detailed in the following two sections on sustainable development in the Annual Report: "Preserving life and the environment" on page 26 and "Sustainable Development, Indicators and Objectives" on pages 231 to 245.

These sections indicate the number of sites under the European Seveso directive and the number of equivalent sites worldwide, electrical and thermal energy consumption, water consumption, emissions into water and the atmosphere, the distance covered by delivery trucks and progress made towards quality (ISO 9001) and environmental (ISO 14001) certifications.

These sections also include:

• the Group's safety policy, a key priority, with results for the past 15 years,

• the deployment of the new industrial management system (IMS) designed to consolidate the management processes concerning safety, reliability, environmental preservation and risk control for all the Group's industrial activities worldwide.

■ Legal risks

The Group has a worldwide presence. Its companies operating industrial and medical gases production units are obliged to comply with rules and regulations in force locally, particularly in the technical field.

Furthermore, in Healthcare, certain products may be subject to drug regulatory control.

At this time, the Group has no knowledge of any exceptional facts or litigation, including in the very recent past, that could significantly affect its assets, financial situation, activities or results.

■ Market risks

Market risks are addressed in the Financial Policy section of the Management Report (pages 77 to 79).

Insurance management

The Group has adequate insurance coverage, underwritten by first-rate insurers, for civil liability, property damage and business interruption.

Property damage and business interruption

Group property and business interruption are covered by property and casualty insurance policies underwritten in each country in which the Group operates. Almost all of these policies are grouped under an international program.

These policies, which are generally of the "All Risks except" type, cover fire, lightning, water damage, explosions, vandalism, impact, machinery breakdown, theft and, depending on the country and in limited amounts, natural disasters.

Business interruption is insured for most production sites under these same policies.

The coverage period for business interruption is 12 to 18 months.

Property damage deductibles are 15,000 euros per loss for small sites and 400,000 euros per loss for large production units, except in the United States, where the deductible is 1,500,000 dollars per loss. Business interruption is covered after a deductible period of 15 days for most operations, except in the United States, where ...erage begins after 60 days.

...nuary 1, 2003, the Group has retained a portion of property ...age and business interruption risk through a captive reinsurance ...npany in Luxembourg. This captive reinsurance company ...vers losses of up to 5 million euros per loss over and above the ...ductibles to a maximum of 10 million euros per year. Beyond that ...mount, risks are transferred to insurers. The captive reinsurance company is run by a captive manager approved by the Luxembourg Insurance Commission.

This reinsurance company is fully consolidated. Its balance sheet as of December 31, 2005 totaled 18.5 million euros, mainly represented by cash in assets and technical provisions in liabilities.

Insurers conduct regular visits at the main industrial sites for risk prevention purposes.

Civil liability

In terms of civil liability, the Group maintains two separate coverages, one for the North American zone and another for the rest of the world. The North American zone is covered by insurance underwritten in the United States. For the other zones, the Group has taken out an umbrella policy, underwritten in France, which covers both the Company and its subsidiaries outside of the United States and Canada, beyond any local coverage.

These two policies cover liability of the Group companies for any damage they might cause to a third party in the course of doing business (operational risk) or arising from their products (product risk). Furthermore, with certain limitations, these policies cover pollution risk and the costs of recalling products.

The amount of coverage is above 500 million euros. Both of these policies include several overlapping lines of insurance. Each line has been underwritten for a given amount with several insurers sharing the risk. Beyond the first line, the upper lines pick up the excess risk from the lower lines.

The policy underwritten by the Company in France serves as an umbrella for subsidiaries outside of North America. Under this umbrella, each foreign subsidiary has its own policy covering damages to third parties incurred through its activities or products. The amount insured for each subsidiary in its policy depends on the amount of its revenues. Beyond the amount insured locally, subsidiaries are insured under the French umbrella policy.

The deductible is 2,000,000 dollars per loss for insurance underwritten in the United States for North America. The deductible of the umbrella policy underwritten in France is 15,250 euros per loss for the other countries, but with higher amounts for non-consecutive immaterial damage, pollution, recall costs and Electronics customers.

The main exclusions are deliberate acts, war, nuclear incidents and repair of defective products.

Statutory auditors' offices and remuneration

■ Statutory auditors' offices

Ernst & Young

Principal statutory auditor

The Ernst & Young Audit firm is represented by Olivier Breillot

Tour Ernst & Young – 92037 Paris La Défense Cedex

Substitute statutory auditor

Valérie Quint with Ernst & Young Audit

Tour Ernst & Young – 92037 Paris La Défense Cedex

Mazars & Guérard

Principal statutory auditor

The Mazars & Guérard firm is represented by Frédéric Allilaire

39, rue de Wattignies – 75012 Paris

Substitute statutory auditor

Patrick de Cambourg with Mazars & Guérard

39, rue de Wattignies – 75012 Paris

■ Statutory auditors' remunerations

In thousands of euros	2004	2005			
	Total	Ernst & Young	Mazars	Other	Total
Statutory audit	6,569	5,177	1,829	794	7,800
Other audit services	2,964	1,304		113	1,417
Total of audit services	**9,533**	**6,481**	**1,829**	**907**	**9,217**
Tax and legal	1,924	1,160		1,180	2,340
Information systems	90			14	14
Other services	471	243	223	190	656
Total of other services	**2,485**	**1,403**	**223**	**1,384**	**3,010**
Total of auditors' remuneration	**12,018**	**7,884**	**2,052**	**2,291**	**12,227**

82-52:



Share subscription and share purchase option plans

To be regarded as the special report of the Management Board within the meaning of section L 225-184 of the French Company Law

Pursuant to authorizations approved by Shareholders' Meetings and at the recommendation of the Selection and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at the Group level, share subscription options schemes for senior executives (including officers and directors) and for key employees.

The purpose of these options is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

Furthermore, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, with a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price of the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for options granted before May 4, 2000, seven years for options granted between May 4, 2000 and April 8, 2004 and eight years for those granted since that date.

Options granted between September 24, 1997 and May 12, 1999 may not be exercised before expiration of a minimum five-year holding period from the date they were granted. Options granted since May 12, 1999 may not be exercised before expiration of a minimum four-year holding period from the date they were granted.

A very limited number of options have been granted subject to the achievement of certain objectives within a defined period.

Share options granted over the last ten years (maximum exercise period after their date of allocation)

	1996	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005
Date of authorization by the EGM	05/22/96	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	05/22/96	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05
Total share options granted	105,000	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000
including to officers and directors	30,000		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000
including to top ten executives receiving the highest number of options	43,000	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800
Number of recipients	28	16	1	122	321	2	481	31 012	448	38	520
Exercise period start date	05/22/96	09/24/02	01/22/03	05/12/04	09/07/04 (2)	08/28/05	06/14/06	10/10/06	04/08/08	11/30/08	03/21/09
Expiration date	05/21/06	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/09/09	04/07/11	11/29/12	03/20/13
Strike price (in euros)	138.73	140.25	140.25	148.00	142.00	155.00	168.00	128.00	139.00	131.00	138.00
Strike price as of 12/31/05 (1)	82.29	91.41		108.69	114.75	125.25	135.75	116.36	126.36	131.00	138.00
Total share options granted adjusted as of 12/31/05 (1)	172,076	92,202	24,799	353,990	858,766	7,032	1,179,924	842,116	549,921	35,385	428,000
Total share options subscribed as of 12/31/05 (1)	77,960	4,506		77,171	162,193		3,095	7,945 (4)			
Total share options cancelled as of 12/31/05 (1)(3)		83,090	24,799	22,777	61,029	2,700	52,003	52,291	15,550	780	5,500
Total share options remaining as of 12/31/05 (1)	94,116	4,606		254,042	635,544	4,332	1,124,826	781,880	534,371	34,605	422,500

Total number of share subscription options remaining as of 12/31/2005 amounts to 3,890,822.

(1) Adjusted to take into account share capital increases through bonus share allocations (2004, 2002, 2000, 1998, 1996).
(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, including seniority. Plan limited to a maximum of 30 share options per beneficiary.
(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve 3-year net earnings per share performance targets.
(4) Early exercise of rights provided for in the share options plans.

82-52

Adjusted outstanding options granted by the Board of Directors, the Supervisory Board and the Management Board in connection with the authorizations approved by the Shareholders' Meetings and not yet exercised amount to 3,890,822 options (average price of 124.21 euros) as of December 31, 2005. This equates to 3.55% of the the share capital and includes 644,441 options (at an average price of 126.98 euros) granted to members of management bodies as of December 31, 2005.

As of December 31, 2005, out of the total number of shares authorized by the Shareholders' Meeting, 2,822,759 options have not been granted by the Supervisory Board and the Management Board.

Options granted in 2005

The Combined General Shareholders' Meeting of May 12, 2004, gave the Management Board authority, subject to the approval of the Supervisory Board, for the purpose of granting to employees of the Company and its subsidiaries, and the Supervisory Board for the purpose of granting to members of the Management Board, options to purchase new shares of the Company to be issued to increase the capital, or options to purchase shares of L'Air Liquide S.A. repurchased by the Company, provided that the total number of shares for which options are thus granted not exceed 3% of the Company's share capital on the date the options are granted.

Under this authorization, the Management Board, with the approval of the Supervisory Board, granted 428,000 options to purchase shares at a price of 138 euros each, equal to 100% of the average price of the preceding 20 trading days immediately preceding the date on which the options were granted to the 520 recipients.

These options may be exercised within a maximum period of eight years and may not be exercised during the four years immediately following the date on which they were granted.

Options granted to officers and directors

	21/03/2005
Benoît Potier	40,000
Jean-Claude Buono	15,000
Klaus Schmieder	15,000

Options granted to the ten employees (excluding officers and directors) who were granted the highest number of options

	21/03/2005
Of L'Air Liquide S.A.	57,800
Of the Air Liquide group	61,800

Options exercised in 2005

Following previous decisions by the Board of Directors, the Supervisory Board or the Management Board, as the case may be, some of the options granted from 1996 to 2002 were exercised in fiscal year 2005 for a total of 271,725, for an average strike price of 106.50 euros.

Options exercised by officers and directors

	Number of options exercised	Granted in	Average strike price (in euros)
Alain Joly	12,000	1996	82.29
Jean-Claude Buono	800	1996	82.29

Options exercised by the ten employees of the company L'Air Liquide S.A. (excluding officers and directors) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1996	8,888	82.29
1999	11,946	108.69
2000	9,658	114.75
Total	**30,492**	**102.91**

Options exercised by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Granted in	Number of options exercised	Average strike price (in euros)
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
Total	**56,693**	**111.04**



Remuneration of members of the Management Board and Supervisory Board of L'Air Liquide S.A.

The Management Board

1. Amounts paid / due in fiscal years 2004/2005

The table below summarizes the remuneration paid and due with respect to fiscal years 2004 and 2005 to the members of the Management Board.

Gross remuneration and in-kind benefits paid to members of the Management Board of L'Air Liquide S.A. for all companies in the Group, with respect to both their duties as employees and as members of the Management Board amount to:

In thousands of euros	Amounts with respect to fiscal year 2004 Due	Paid	Amounts with respect to fiscal year 2005 Due	Paid
Benoît Potier				
• fixed portion	860	901	970	970
• variable portion	1,238	826	1,269	1,238
• benefits in-kind	3	3	3	3
Total	**2,101**	**1,730**	**2,242**	**2,211**
Jean-Claude Buono				
• fixed portion	465	465	490	490
• variable portion	522	383	559	522
• benefits in-kind	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**
Klaus Schmieder (1)				
• fixed portion	294	294	470	470
• variable portion	330		531	330
• benefits in-kind	6	6	18	18
Total	**630**	**300**	**1,019**	**818**

(1) For 2004, on a time-apportioned basis based on the date on which duties were assumed.
Furthermore, during 2005, the Company paid, to third parties, 123,700 euros which comprised additional retirement (71,309 euros) and death and disability (52,391 euros) benefits for Benoît Potier. These plans are described on page 87 and following. Details concerning the share options granted to members of the Management Board appear in the table on page 84.

The guidelines underlying the Management Board's remuneration policy are set by the Supervisory Board on the recommendation of the Appointments and Remuneration Committee and are described in detail on page 9.

2. Criteria

The **fixed portion** is determined based on the level of responsibility, experience as well as current market practices.

All of the **variable portion** of the remuneration, due with respect to the fiscal year, is paid the following fiscal year, after the approval of the financial statements by the Shareholders' Meeting.

• **In 2004**, as for the previous year, the variable portion of the remuneration of members of the Management Board was based primarily on two financial criteria: growth in net earnings per share (excluding exchange rate fluctuations) and return on capital employed after tax (ROCE), supplemented by a portion based on individual qualitative objectives, including mainly the successful conclusion of all of the operations linked to the acquisition of Messer assets, the preparation for the Company's future development, a response to changes in the business environment, the implementation of the productivity program, and the improvement of the risk management system.

• **In 2005**, the variable portion was mainly based on two financial objectives as well as personal objectives. The financial objectives were (i) growth in net earnings per share (excluding exchange rate fluctuations) and (ii) return on capital employed after tax (ROCE), (this criteria included the objective of offsetting over 3 years the initial impact of the acquisition of Messer assets). The personal qualitative objectives mainly included the preparation for the future, the maintenance of growth in new geographical areas, the successful transition to IFRS, the acceleration of the productivity program, the continuation of the employee mobility program, the reinforcement of the Group's accounting teams, and the continued integration of Messer and the enhancement of Messer synergies. Greater importance is clearly given to financial criteria.

The financial and qualitative criteria are determined by the Supervisory Board at the beginning of the fiscal year in line with the Group's strategic priorities. At the year-end, results are determined based on the consolidated financial statements for the fiscal year which have been approved by the Shareholders' Meeting and the performance appraisal of each member of the Management Board by the Supervisory Board.

• **In 2005,** growth in adjusted net earnings per share excluding non-recurring material items (such as indicated on page 69 of this Annual Report) and excluding the impact of exchange rate fluctuations amounted to +10%; adjusted return on capital employed after tax (ROCE) excluding non-recurring material items (such as indicated on page 69 of this Annual Report) totaled 11.4%. These figures are used to assess the variable portion of the remuneration of members of the Management Board. It should be noted that the restated growth results of the variable portion actually paid is less favorable than that which would result from using the published gross figures.

• **In 2006,** the variable portion will continue to be based on the same financial criteria of growth in net earnings per share, excluding the impact of exchange rate fluctuations and non-recurring material items, and return on capital employed after tax (ROCE) as well as personal qualitative objectives.

The **in-kind benefits** paid to members of the Management Board include a company car, and for Klaus Schmieder, housing accommodation.

82-52

■ The Supervisory Board

1. Amounts paid / due in 2005

The table below summarizes the attendance fees and other remuneration paid in 2005 with respect to fiscal year 2004 and due with respect to fiscal year 2005 to members of the Supervisory Board:

	Paid in 2005 with respect to fiscal year 2004			Due with respect to fiscal year 2005		
In thousands of euros (rounded)	Fixed portion	Variable portion	Total	Fixed portion	Variable portion	Total
Alain Joly (Chairman of the Supervisory Board) (1)	229		229	229		229
Édouard de Royere	23	25	48	23	25	48
Thierry Desmarest	23	23	46	23	20	43
Sir Christopher Hogg (3)	23	29	52	9	9	18
Prof. Rolf Krebs (6)	13	18	31	23	38	61
Gérard de La Martinière	23	20	43	32 (2)	25	57
Béatrice Majnoni d'Intignano	23	17	40	23	22	45
Cornelis van Lede	23	30	53	23	32	55
Sir Lindsay Owen-Jones	23	20	43	23	17	40
Thierry Peugeot (4)				13	13	26
Sir Dennis Weatherstone (3)	23	39	62	9	9	18
Michel Bon (5)	9	8	17			
Pierre-Gilles de Gennes (5) *(amount paid in 2004)*			41			

(1) Such amount concerns Alain Joly's remuneration as Chairman of the Supervisory Board.

(2) The indicated amount includes additional remuneration of 9,000 euros with respect to his duties as chairman of the Audit and Accounts Committee for the period from June to the end of December 2005.

(3) Term of office expired on May 11, 2005.

(4) Term of office began on May 11, 2005.

(5) [illegible] of office expired on May 12, 2004.

(6) [illegible] of office began on May 12, 2004.

[illegible]ermore, with respect to the retirement benefits detailed in the section below, Édouard de Royere and Alain Joly received 1,632,089 [illegible] and 1,057,033 euros respectively, in 2005.

Criteria

Attendance fees allocated to members of the Supervisory Board were set by the Shareholders' Meeting of May 10, 2003 at a total amount of 550,000 euros per fiscal year.

In 2004 as in 2005, the Supervisory Board established a breakdown which comprises a fixed portion of 22,727 euros for each member who has carried out his duties throughout the entire fiscal year (and a pro rata basis in all other cases) and a variable portion which takes into consideration the presence of the members at the meetings of the Supervisory Board or participation by videoconference or by telephone, participation in committee meetings, and business travel of non-resident members; these criteria are then allocated various weighting coefficients. In 2005, a specific fixed remuneration was allocated to the chairman of the Audit and Accounts Committee.

The Chairman of the Supervisory Board received a specific fixed remuneration set by the Supervisory Board and therefore does not receive attendance fees.

82-52

■ Commitments made in favor of members of the Management Board (or former Chairmen and CEOs) relating to the assumption, termination or change of duties

Former Chairmen and CEO

Retirement benefit obligations

The Board has undertaken that the Company pay to former chairmen-chief executive officers who, as a result of their age or seniority, benefit from retirements benefits applicable to all employees covered by the Company's collective agreement of December 12, 1978, as amended, additional benefits, in addition to those under the normal retirement plans, of a fixed amount determined by the Board and which is in excess of the capped amount set forth in the Company's collective agreement. Initially, such amounts were set by the Board of Directors on May 23, 1995 for Edouard de Royere and on November 14, 2001 for Alain Joly, taking into consideration common practice in retirement benefits for executive managers in existence at that time. All of the other conditions of this agreement (described in greater detail on page 181 of this Annual Report), in particular, changes in amounts and the limits which would be applied by the Company to its retired employees and the conditions for reverting such retirement benefits to the surviving spouse are applicable to the above-mentioned former Chairmen-CEO. This plan, open to former retired employees and to employees aged 45 or older or with more than 20 years of seniority as of January 1, 1996, was closed on February 1, 1996.

In 2005, the amounts indicated in the previous Section were paid to Edouard de Royere and Alain Joly under the aforementioned retirement benefit plans.

Members of the Management Board

Retirement benefit obligations

1. Jean-Claude Buono, as a result of his age and seniority, benefits from a retirement plan similar to the one described above for former Chairmen-CEO that has also been set up by referring to the Company's collective agreement of December 12, 1978. The Supervisory Board has agreed that Jean-Claude Buono will benefit from an annual global pension including other madatory schemes in France, an amount at 396,367 euros in 2001, to take into account his level of responsibility and experience. This amount is likely to be revalued to take into consideration retirement benefits paid by the Air Liquide group the liquidation date and includes the retirement guarantee related to his duties performed as a salaried employee. Such amount exceeds the capped amount set forth in the above-mentioned Company's collective agreement. All other conditions of this agreement apply to him and in particular, changes in amount, conditions of reversion to the surviving spouse as well as the limits contained in the Agreement.

2. The Supervisory Board has approved the application to Benoît Potier and Klaus Schmieder, who do not meet the age or seniority conditions allowing them to benefit from the above-mentioned retirement plan, of additional retirement plans set up for senior managers and executives satisfying certain eligibility conditions and which include (i) for the portion of remuneration up to 16 times the social security ceiling in a defined contribution plan managed by an outside company and (ii) for that portion of remuneration exceeding 16 times the social security ceiling in a defined benefit plan, an additional annuity as well as an annuity paid to the surviving spouse, subject to certain age conditions in particular. Benoît Potier and Klaus Schmieder fall within this category both in terms of their salaried employee duties and with respect to their duties as members of the Management Board. The implementation of these plans that presume a minimum seniority of at least 2 years becomes effective for Klaus Schmieder beginning in 2006.

• For the portion managed as part of a defined contribution plan, the Company pays an outside fund manager a fee representing a fixed percentage of the beneficiary's remuneration. Amounts paid as well as investment income will be used to pay additional retirement in the form of life annuity, supplemented by an annuity paid to the surviving spouse, subject to the beneficiary being able to invoke his rights under the ordinary old age pension plan applicable to all French retired employees. In the event of termination of the employment contract, the fees cease to be paid.

• Retirement benefits corresponding to the defined benefit plan are equal to 1% per year for each year of seniority based on the average of the 3 highest total annual remunerations exceeding 16 times the social security ceiling paid during the last 5 years of employment. The average of the total variable portions taken into account cannot exceed 100% of the average of the total fixed portion used for this calculation. An annuity equal to 60% of the above-mentioned benefits, will be, where applicable, paid to the surviving spouse, if certain age conditions are satisfied. The defined benefit plan only applies if the beneficiary is still in the Company at the time of his retirement. In the event of termination of the employment contract at the Company's initiative, except for gross negligence, the beneficiary may nevertheless maintain his rights should he reach 55, or for employees benefiting from this plan before 2003, should he have more than 20 years of seniority.

As for all executive managers benefiting from these plans, total retirement benefits, under all retirement plans, are capped at 45% of the total annual remuneration. Should this ceiling be reached, the amount paid under the defined retirement benefit plan will be reduced accordingly.

The individual application of these plans to the above two members of the Management Board was approved by the Shareholders' Meeting on May 15, 2003 with respect to Benoît Potier and on May 11, 2005 with respect to Klaus Schmieder in connection with the approval procedure on related party agreements.

Every year, these types of agreements are described in a special report on related party agreements by the statutory auditors (see the 2005 special report on page 211 of this Annual Report).

In 2005, the amount paid by the Company to the outside company in charge of managing the supplementary defined contribution plan in favor of Benoît Potier is indicated in the section above. No payment was made on behalf of Klaus Schmieder in 2005, since the seniority conditions required for the entry into force of these plans had not yet been fulfilled.

Death, disability and related benefits

A supplementary death, disability and related benefits plan was subscribed with an insurance company to enable senior managers, whose remuneration exceeds 8 times the social security ceiling and in compliance with certain age and seniority conditions, to receive the payment of benefits in the event of death or permanent and absolute invalidity. This benefit is equal to 4 times the gross annual remuneration exceeding 8 times the social security ceiling. The Company pays all contributions corresponding to this plan. Benoît Potier benefits from this plan both in terms of salaried employee duties and his duties as a member of the Management Board. In 2005, the amount paid by the Company to the insurance company for Benoît Potier with respect to this plan is indicated in the section above.

Jean-Claude Buono and Klaus Schmieder, who do not fulfill the age conditions required to benefit from the above-mentioned supplemental death, disability and related benefits plan, benefit from the Company's death, disability and related benefits plan applicable to all Group employees.

Termination payments

Benoît Potier

The Company has undertaken to pay Benoît Potier:

(a) With respect to his duties as a member and Chairman of the Management Board, a lump-sum fixed amount, should the Supervisory Board or the Shareholders' Meeting decide to terminate his duties, or not to renew them except in the event of gross negligence. This payment would be equal to 35 times the average monthly total remuneration paid to Benoît Potier as a member and Chairman of the Management Board during the two years preceding the end of his duties; after his 60th birthday, this amount would be reduced by 50%.

(b) With respect to his salaried employee duties, a lump-sum fixed amount, should the Company decide to unilaterally terminate his employment contract, except in the event of gross negligence. This payment would be equal to 35 times the average monthly total remuneration during the two years preceding the end of his duties and reduced on a pro rata basis depending on the time remaining between the date of the end of his duties and the normal retirement age at the Company's initiative.

The Shareholders' Meeting of April 30, 2002 approved this payment in connection with related party agreement procedures. This agreement is reported annually by the statutory auditors in a special report on related party agreements (see the 2005 special report on page 211 of this Annual Report).

Klaus Schmieder

The Company has undertaken to pay Klaus Schmieder:

(a) With respect to his duties as a member of the Management Board, a lump-sum fixed amount, should the Supervisory Board or the shareholders decide to terminate his duties or not to renew them, except in the event of gross negligence. This payment would be equal to the lower of 18 months of the fixed portion of remuneration as a member of the Management Board or the number of months of the fixed portion of his remuneration between such date and his 60th birthday.

(b) A similar payment calculated based on the fixed portion of the remuneration due with respect to his salaried employee duties would be applicable should his employment contract be terminated at the Company's initiative except in the event of gross negligence or incapacity.

The Shareholders' Meeting of May 11, 2005 approved this payment in connection with related party agreement procedures. This agreement is reported annually by the statutory auditors and set forth in a special report on related party agreements (see the 2005 special report on page 211 of this Annual Report).

As Jean-Claude Buono is over 60, he does not benefit from any termination payments except those of the ordinary French legal regime applicable to all Group employees.

■ Remuneration of the members of the Supervisory Board and the Group's management

The remuneration of the supersivory and management bodies for all of the functions they hold within all of the consolidated companies, for the respective financial years, amounts to:

In millions of euros	2004	2005
Supervisory Board	0.7	0.6
Group Management	8.4	9.6
Total	**9.1**	**10.2**

The Group's management includes the members of the Management Board and the Executive Committee.

82-52

Share options granted to officers and directors

Total adjusted share options, granted to officers and directors and not exercised as of December 31, 2005, amount to:

	Total share options granted	Average price (in euros)	Granted in 2005	Granted Over the last 5 fiscal years
Benoît Potier	198,489	126.35	40,000	145,915
Jean-Claude Buono	102,090	123.12	15,000	64,674
Klaus Schmieder	30,000	134.50	15,000	30,000

All share options granted to officers and directors have the same characteristics as those granted to all beneficiaries of options within the Group.

The total number of share options previously granted to Alain Joly, Chairman of the Supervisory Board, and not exercised as of December 31, 2005, amounts to 117,639 options at an average price of 107 euros. These share options were granted to him prior to 2001, as Chairman and Chief Executive Officer of the Company.

Share options exercised by officers and directors

The total number of share options exercised by officers and directors in 2005, amounts to:

	Number of options exercised	Granted in	Average price (in euros)
Alain Joly	12,000	1996	82.29
Jean-Claude Buono	800	1996	82.29

Transactions made on Company shares by officers and directors

In 2005, the following transactions were made on Company shares by officers and directors:

	Type of transaction	Date of transaction	Average price (in euros)
Jean-Claude Buono	Sale of 800 shares of L'Air Liquide S.A.	02/01/05	132.60
Klaus Schmieder	Purchase of 720 shares of L'Air Liquide S.A.	04/27/05	137.24
Sir Lindsay Owen-Jones	Purchase of 3,500 shares of L'Air Liquide S.A.	05/23/05	140.75
Sir Lindsay Owen-Jones	Purchase of 3,500 shares of L'Air Liquide S.A.	05/24/05	141.16
Alain Joly	Sale of 12,000 shares of L'Air Liquide S.A	09/12/05	149.47
Alain Joly	Exercise of 12,000 share subscription options of L'Air Liquide S.A.	09/14/05	82.29
Alain Joly	Acquisition of 425 shares of L'Air Liquide S.A. in connection with the simplified public share exchange offer on SOAEO	11/28/05	
Benoît Potier	Acquisition of 175 shares of L'Air Liquide S.A. in connection with the simplified public share exchange offer on SOAEO	11/28/05	
Jean-Claude Buono	Exercise of 800 share subscription options of L'Air Liquide S.A.	12/06/05	82.29
Benoît Potier	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00
Jean-Claude Buono	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00
Klaus Schmieder	Capital increase reserved for employees: purchase of 50 shares of L'Air Liquide S.A.	12/15/05	107.00

82-522


Consolidated


financial
statements

Contents

82-522

Consolidated financial statements



Consolidated income statement

For the year ended December 31, 2005

In millions of euros	Notes	2004	2005
Revenues	(3)	**9,428.4**	**10,434.8**
Purchases (including changes in inventories)	(4)	(3,366.0)	(3,945.5)
Personnel expenses	(5)	(1,729.6)	(1,856.4)
Other net operating expenses	(6)	(2,103.6)	(2,218.0)
Depreciation and amortization	(8)	(854.6)	(897.3)
Operating income recurring		**1,374.6**	**1,517.6**
Other non-recurring operating expenses	(9)	(150.5)	(44.8)
Operating income		1,224.1	1,472.8
Net finance costs	(10)	(149.3)	(163.1)
Other net financial expenses	(10)	(49.7)	(49.1)
Income taxes	(11)	(249.5)	(370.7)
Share of profit of associates	(19)	36.5	36.5
Profit from continuing operations		**812.1**	**926.4**
Profit from discontinued operations	(12)	**32.3**	**80.6**
Profit for the period		**844.4**	**1 007.0**
Attributable to Minority interests		64.3	73.6
Attributable to Equity holders of the parent		**780.1**	**933.4**
Basic earnings per share (in euros)	(13)	**7.23**	**8.66**
Diluted earnings per share (in euros)	(13)	**7.21**	**8.62**

Notes to the consolidated financial statements begin on page 108.

82-522

Consolidated balance sheet

For the year ended December 31, 2005

In millions of euros	Notes	31/12/2004	01/01/2005(1)	31/12/2005
ASSETS				
Non-current assets				
Goodwill	(15)	2,331.6	2,431.2	2,646.1
Other intangible assets	(16)	420.2	420.2	386.0
Property, plant and equipment	(17)	7,550,9	7,550,9	8,168,5
		10,302.7	10,402.3	11,200.6
Other non-current assets				
Non-current financial assets	(18)	266.3	260.2	294.1
Investments in associates	(19)	206.9	206.9	166.1
Deferred tax assets	(20)	368.2	395.4	411.9
		841.4	862.5	872.1
Total non-current assets		11,144.1	11,264.8	12,072.7
Current assets				
Inventories	(21)	652.0	652.0	653.8
Trade receivables	(22)	2,266.8	2,266.6	2,429.7
Other current assets	(23)	377.8	382.1	429.6
Current tax assets				38.3
Fair value of derivatives (assets)	(31)		83.6	66.1
Cash and cash equivalents	(24)	783.5	771.9	598.2
Assets held for sale				
Total current assets		**4,080.1**	**4,156.2**	**4,215.7**
Total assets		**15,224.2**	**15,421.0**	**16,288.4**

(1) Corresponds to December 31, 2004 adjusted by the first-time application of IAS 32 and IAS 39 standards.

82-522



In millions of euros	Notes	31/12/2004	01/01/2005 (1)	31/12/2005
LIABILITIES AND EQUITY				
Capital and reserves	(25)			
Share capital		1,201.1	1,201.1	1,204.9
Additional paid-in capital		76.8	76.8	147.6
Retained earnings		3,055.7	3,020.4	3,719.0
Treasury shares		(162.1)	(162.1)	(74.4)
Net profit for the period attributable to equity holders of the parent		780.1	780.1	933.4
		4,951.6	4,916.3	5,930.5
Minority interests		348.2	316.2	278.2
Total equity (2)		**5,299.8**	**5,232.5**	**6,208.7**
Non-current liabilities				
Provisions and employee benefit commitments	(26, 27)	1,695.3	1,695.3	1,648.8
Deferred tax liabilities	(20)	1,108.5	1,115.8	1,149.4
Non-current borrowings	(28)	4,322.0	4,496.8	3,978.4
Other non-current liabilities	(29)	170.1	170.1	167.3
Total non-current liabilities		**7,295.9**	**7,478.0**	**6,943.9**
Current liabilities				
Provisions and employee benefit commitments	(26, 27)	104.2	104.2	155.4
Trade and other payables	(30)	1,077.5	1,077.5	1,280.7
Other current liabilities	(29)	1,080.5	1,047.3	1,011.1
Current tax payable		67.7	67.7	192.0
Current borrowings	(28)	298.6	331.3	417.7
Fair value of derivatives (liabilities)	(31)		82.5	78.9
Liabilities associated with assets held for sale				
Total current liabilities		**2,628.5**	**2,710.5**	**3,135.8**
Total liabilities and equity		**15,224.2**	**15,421.0**	**16,288.4**

(1) Corresponds to December 31, 2004 adjusted the by first-time application of IAS 32 and IAS 39 standards.

(2) Details on changes in equity are presented on pages 98 and 99.

82-522

Consolidated statement of cash flows

For the year ended December 31, 2005

In millions of euros	2004	2005
Operating activities		
Profit for the period - attributable to equity holders of the parent	**780.1**	**933.4**
Profit for the period - attributable to minority interests	**64.3**	**73.6**
Adjustments:		
• Depreciation and amortization	854.6	897.3
• Changes in deferred taxes	(90.1)	47.9
• Increase (decrease) in provisions	100.9	(15.3)
• Equity income less dividends received	(5.4)	(17.2)
• (Profit) / loss on disposal of fixed assets	(12.7)	(114.9)
Cash flow from operating activities before changes in working capital	**1,691.7**	**1,804.8**
Changes in working capital	(243.7)	5.2
Other	3.8	(89.9)
Net cash from operating activities	**1,451.8**	**1,720.1**
Investing activities		
Purchase of property, plant and equipment and intangible assets	(901.0)	(975.2)
Purchase of financial assets	(2,858.5)	(76.2)
Proceeds from sale of property, plant and equipment and intangible assets	30.7	91.3
Proceeds from sale of financial assets	22.9	26.7
Proceeds from sale of divested activities	699.0	162.8
Net cash from investing activities	**(3,006.9)**	**(770.6)**
[illegible]ng activities		
[illegible]dends paid		
• L'Air Liquide S.A.	(336.1)	(391.1)
• Minority interests	(153.4)	(84.8)
Proceeds from issues of share capital	13.3	78.4
Purchase of treasury shares	(44.4)	(59.8)
Increase (decrease) of borrowings	2,366.7	(635.0)
Net cash from financing activities	**1,846.1**	**(1,092.3)**
Effect of exchange rate changes and change of scope	37.9	1.8
Net increase (decrease) in cash and cash equivalents	328.9	**(141.0)**
Cash and cash equivalents at beginning of period	**384.5**	**700.4** (1)
Cash and cash equivalents at end of period	**713.4** (1)	**559.4**

(1) The impact of IAS 32/39 implementation on cash and cash equivalents at the beginning of the period is (13.0) millions of euros.

The analysis of net cash and cash equivalents at end of period is as follows:

In millions of euros	2004	2005
Cash and cash equivalents	783.5	598.2
Bank overdrafts (including current financial debts)	(70.1)	(38.8)
Net cash and cash equivalents	**713.4**	**559.4**

Net indebtedness calculation

In millions of euros	2004	2005
Non-current borrowings (long-term debt)	(4,496.8)	(3,978.4)
Current borrowings (short-term debt)	(331.3)	(417.7)
Total gross indebtedness	**(4,828.1)**	**(4,396.1)**
Total cash and cash equivalents	**771.9**	**598.2**
Derivative instruments (assets) - fair value hedge of borrowings	43.7	58.1
Derivative instruments (liabilities) - fair value hedge of loans		
Total net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**

Statement of changes in net indebtedness

In millions of euros	2004	2005
Net indebtedness at beginning of period	**(1,787.2)**	**(4,012.5)**
Net cash from operating activities	1,451.8	1,720.1
Net cash from investing activities	(3,006.9)	(770.6)
Net cash from financing activities excluding increase (decrease) in borrowings	(520.6)	(457.3)
Effect of exchange rate changes and change in scope of consolidation	25.8	(177.3)
Change in net indebtedness	**(2,049.9)**	**314.9**
Net indebtedness at end of period (before IAS 32/39 impact)	**(3,837.1)**	**(3,697.6)**
IAS 32 and IAS 39 impact	(175.4)	(42.2)
Net indebtedness at the end of the period	**(4,012.5)**	**(3,739.8)**

Consolidated statement of changes in equity

For the year ended December 31, 2005

In millions of euros	Share capital	Additional paid-in Capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity and minority interests as of January 1, 2004	**1,099.0**	**67.3**	**4,449.6**		**(731.6)**	**(247.5)**	**4,636.8**	**467.6**	**5,104.4**
Increase (reduction) in share capital	1.5	9.5					11.0	2.3	13.3
Allotment of bonus shares	111.5		(111.5)						
Distribution			(336.1)				(336.1)	(153.4)	(489.5)
Foreign currency translation reserve					(90.9)	0.1	(90.8)	(15.4)	(160.2)
Cancellation of treasury shares	(11.0)		(118.7)			129.7			
Purchases of treasury shares						(44.4)	(44.4)		(44.4)
Share options			2.5				2.5		2.5
Other			(7.5)				(7.5)	(17.2)	(24.7)
2004 profit attributable to Equity holders of the parent			780.1				780.1	64.3	844.4
Equity and minority interests as of December 31, 2004	**1,201.0**	**76.8**	**4,658.4**		**(822.5)**	**(162.1)**	**4,951.6**	**348.2**	**5,299.8**
Adjustments relating to first-time adoption of IAS 32 and IAS 39			(2.4)	(33.0)			(35.4)	(31.9)	(67.3)
Cash flow hedges									
– Foreign exchange hedges			(1.0)	8.1			7.1		7.1
– Interest rate hedges			(2.6)	(59.2)			(61.8)	(0.9)	(62.7)
– Deferred tax on foreign exchange hedges			0.4	(2.9)			(2.5)		(2.5)
– Deferred tax on interest rate hedges			0.9	21.0			21.9	0.4	22.3
Financial instruments not qualifying for hedge accounting			(0.1)				(0.1)		(0.1)
Put options of minority interests								(31.4)	(31.4)
Equity and minority interests as of January 1, 2005	**1,201.0**	**76.8**	**4,656.0**	**(33.0)**	**(822.5)**	**(162.1)**	**4,916.2**	**316.3**	**5,232.5**

82-52:



In millions of euros	Share capital	Additional paid-in capital	Reserves and retained earnings	Net income recognized directly in equity	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity and minority interests as of January 1, 2005	1,201.0	76.8	4,656.0	(33.0)	(822.5)	(162.1)	4,916.2	316.3	5,232.5
Increase (reduction) in share capital	7.8	70.8					78.6		78.6
Distribution			(391.1)				(391.1)	(84.8)	(475.9)
Foreign currency translation reserve					306.8		306.8	18.9	325.7
Cancellation of treasury shares	(3.9)		(41.8)			45.7			
Purchases of treasury shares						(59.8)	(59.8)		(59.8)
Exchange of treasury shares						101.8	101.8		101.8
Share options and shares issued for employees			12.9				12.9		12.9
Fair value variation of financial instruments				(4.8)			(4.8)		(4.8)
Cancellation of translation reserves euro			(181.7)		181.7 [2]				
Put options of minority interests								(13.1)	(13.1)
Other			36.5				36.5 [4]	(32.7) [5]	3.8
2005 profit attributable to Equity holders of the parent			933.4				933.4	73.6	1,007.0
Equity and minority interests as of December 31, 2005	**1,204.9 [1]**	**147.6 [1]**	**5,024.2**	**(37.8)**	**(334.0)**	**(74.4) [3]**	**5,930.5**	**278.2**	**6,208.7**

(1) As of December 31, 2005, the number of shares issued is 109,538,475 at per value 11 euros. In 2005, movements on capital stock have been as follows:
- capital decrease due to cancellation of 350,000 treasury shares,
- creation of 271,725 shares, resulting from the exercise of share options,
- creation of 435,927 shares, resulting from the share issue for employees.
The increase in the account "additional paid-in capital » results from the paid-in capital linked to these increases in capital stock for 70.8 million euros.

(2) The cumulative translation reserve for the euro area has been cancelled.

(3) The total number of treasury shares amounts to 567,193 shares as of December 31, 2005 (including 537,375 held by L'Air Liquide S.A). In the fiscal year, the movements on the treasury shares have been as follows:
- cancellation of 350,000 shares,
- acquisition of 411,699 shares at an average price of 145.16 euros,
- exchange of 870,755 shares in respect of the company Soaeo S.A. simplified public offer.

(4) This amount consists mainly of a 32.8 million euros difference during the company Soaeo S.A. public offer, between the value of Air Liquide shares exchanged for SOAEO shares valued at the market price of November 21, 2005, when the AMF (French financial market authority) recorded the transaction.

(5) This amount consists mainly of changes of the Group percentage of interest in consolidated subsidiaries:
- in 2004, purchase of minority interests of Air Liquide Japan,
- in 2005, purchase of minority interests of the company Soaeo S.A.

Accounting principles

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union. The comparative information has been restated on the same basis.

■ 1. Basis for preparation of the financial statements

Due to its listing on the Paris stock exchange and pursuant to EC Regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements of the Air Liquide group for fiscal year 2005 were prepared in accordance with International Accounting Standards (IFRS, IAS) as adopted by the European Union (EU). The first financial statements published under IFRS are those for fiscal year 2005 presented with comparative information for fiscal year 2004 prepared on the same basis.

The 2004 and 2005 financial information has been prepared in accordance with all the IFRS standards and interpretations adopted by the European Union that must be applied for the period ended December 31, 2005. Therefore, the Group has not made in advance any potential improvement to IFRS standards, exposure drafts or interpretations published by the IASB which are currently being adopted but which are not yet mandatory in the European Union in 2005.

The financial statements are presented in millions of euros and were approved by the Management Board on February 23, 2006 and presented to the Supervisory Board on February 24, 2006.

■ 2. General presentation of the standards and interpretations applied for the preparation of 2004 IFRS financial information and the consolidated financial statements for the period ended December 31, 2005

In preparing the IFRS opening balance sheet, the Group adjusted the amounts previously published in the consolidated financial statements prepared under French GAAP. The differences with the former accounting policies and the quantified impacts of the transition on 2004 financial information are explained in section of this document beginning on page 145 (First-time adoption of IFRS).

2.1. Description of the accounting options relating to the first-time adoption of IAS/IFRS

The 2004 IFRS financial information was prepared in accordance with IFRS 1 that defines the specific rules to be applied for the first-time adoption of IFRS. The retrospective application to the opening balance sheet of the accounting principles adopted for the preparation of the financial statements under IAS/IFRS is the principle of general restatement. The impact of these restatements was recognized directly in equity.

In accordance with the possibilities offered by IFRS 1, the following options have been adopted:

• the Group has elected not to apply retrospectively IFRS 3 Business Combinations to acquisitions made prior to January 1, 2004,

• the Group has elected not to use the option involving the use of fair value as a presumed cost of intangible assets or property, plant and equipment,

• the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004,

• IFRS 2 Share-based payment has been applied for share option plans granted after November 7, 2002 and fully vested after the transition date of January 1, 2004,

• all foreign exchange gains and losses as of January 1, 2004 and due to the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity,

• IFRS 5 relating to assets held for sale has been applied as of January 1, 2004,

• the Group did not apply in advance IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement as of January 1, 2004. These standards have been applied prospectively as of January 1, 2005, without restating 2004 financial information.

In addition, the commitments by Air Liquide to purchase the minority interests in its subsidiaries are recognized as financial liabilities as of January 1, 2005 in accordance with IAS 32. Pending the decision of the IASB or IFRIC, Air Liquide recognizes the difference between the carrying amount of the minority interests and the purchase option price (financial liability) in goodwill at the initial recognition and to any subsequent adjustments.

As of January 1, 2005, the adoption of this new standard led to an increase in goodwill and non-current borrowings by 100 and 131 million euros, respectively.

For all other IFRS, assets and liabilities at the transition date (January 1, 2004) have been restated retrospectively, as if these standards had always been applied.

2.2. IFRS and interpretations not applied by the Group as of December 31, 2005

The Group did not apply in advance the standards and interpretations published in 2005 and adopted by the European Union, yet applicable to years beginning on or after January 1, 2006.

When adopted, the following standards may not have a material impact on the Group's financial statements:

IFRS 6: Exploration for and Evaluation of Mineral Resources.
Not applicable to the Group's activities.

IFRS 7: Financial Instruments: Disclosures.
Applicable as of January 1, 2007.

Amendment to revised IAS 39: Financial Instruments, Recognition and Measurement, Cash Flow Hedge Accounting of Forecast Intragroup Transactions.
Applicable as of January 1, 2006.

IFRIC 4: Determining Whether an Arrangement Contains a Lease.
Applicable as of January 1, 2006.

IFRIC 5: Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
Not applicable to the Group's activities.

3. Use of estimates and assumptions

[illegible] preparation of the financial statements requires the Group's or [illegible]sidiary's management to make estimates and use certain [illegible]sumptions which have a significant impact on the carrying amounts of assets and liabilities, the consolidated profit and expense items in the income statement and on commitments relating to the same period. Subsequent results may differ. These assumptions relate namely to depreciation tests and provisions for employee retirement obligations.

4. Accounting policies

The accounting policies described in this section were applied for the preparation of the first IFRS consolidated financial statements and the notes thereto and for the presentation of the comparative information of these financial statements for the period ended December 31, 2004 and the opening balance sheet as of January 1, 2004, the Group's IFRS transition date.

The consolidated financial statements were prepared under the historical cost convention, except for available-for-sale investment securities, and financial assets and financial liabilities at fair value through profit or loss, in accordance with IAS 32/39. The carrying amount of assets and liabilities hedged against fair value risk is adjusted to take into account the changes in fair value attributable to the hedged risks.

4.1. Consolidation methods

The consolidation methods used are:

- full consolidation method for subsidiaries,
- proportional method for joint ventures,
- equity method for associates.

a/ Subsidiaries

All the subsidiaries or companies over which the Air Liquide group exercises control are fully consolidated. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control is presumed to exist when the Group owns, directly or indirectly, more than 50% of the voting rights. Companies are fully consolidated until the date on which control is transferred outside the Group.

b/ Joint ventures

Joint ventures are proportionately consolidated. Joint ventures are entities in which the Group has joint control with one or several partners through a contractual arrangement. Under this consolidation method, assets and liabilities and profits and expenses are shared between the partners in proportion to their percentage of control in the consolidated financial statements. These amounts are recorded on each line of the financial statements as for the consolidated entities.

c/ Associates

The equity method applies to associates over which the Group has significant influence (generally when the Group has more than 20% interest), but not control. Under the equity method, the net assets and net profit of a company are recognized pro rata to the interest held by the parent company in the share capital. On acquisition of an investment in an associate, the goodwill relating to the associate is included in the carrying amount of the investment.

The financial statements of subsidiaries, joint ventures and associates used in the preparation of the consolidated financial statements are prepared as of December 31.

4.2. Adjustments arising from consolidation

a/ Inter-company transactions

All inter-company receivables and payables, income and expenses and profits or losses are eliminated.

b/ Tax-driven provisions

Movements in the provisions, which have been established in conformity with, tax regulations or which are similar to reserves are eliminated in the determination of consolidated net profit.

c/ Deferred taxes

Deferred taxes are recognized when temporary differences between the carrying amount of assets and liabilities and their tax base, excluding non-deductible goodwill, and the carry forward of unused tax credits. Deferred tax assets are recognized on all deductible temporary differences provided that it is probable that the tax benefits will be realized in future years. Deferred taxes are calculated at the tax rates applicable at year-end. Any changes of the tax rates are recognized in the income statement except those related to items directly recognized in equity. Deferred tax assets and liabilities are offset if the entities have a legally enforceable right of set-off and if they relate to income tax levied by the same taxation authority. Deferred taxes are not discounted.

4.3. Translation of the financial statements of foreign subsidiaries

At the balance sheet date, the financial statements of foreign subsidiaries are translated into euros as follows:

- balance sheet items, at the official year-end exchange rates,
- income statement and cash flow statement items, using for each currency, the average exchange rate over the period.

All exchange differences are recognized under translation differences in equity. Should a foreign company be removed from the scope of consolidation, all exchange differences are recognized in profit or loss.

4.4. Revenue recognition

a/ Sales of goods and services

Revenue from the sale of goods and services is recognized when the significant risks and rewards of ownership have been transferred to the buyer, net of sales taxes, rebates and discounts and after eliminating sales within the Group.

Revenues associated with service delivery are recognized in reference to the stage of completion of the transaction at the balance sheet date when it can be reliably measured.

b/ Engineering and construction contracts

Contracts revenue and contracts costs associated with construction contracts are recognized as revenue and expenses respectively in reference to the stage of completion of the contracts at the balance sheet date.

The margin realized at the stage of completion is recognized only when it can be reliably measured. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

The stage of completion is assessed by reference to the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

4.5. Tangible and intangible assets

a/ Goodwill and business combinations

Business combinations are accounted for by applying the acquisition method. According to this method, the acquiree's identifiable assets, liabilities and contingent liabilities assumed are recognized at their fair value in accordance with IFRS 3.

Goodwill represents the excess of the purchase price over the fair value of the net of the identifiable assets acquired, the liabilities and the contingent liabilities assumed in a business combination.

Negative goodwill is recognized immediately through profit or loss.

Goodwill is allocated to cash generating units or groups of cash generating units. Subsequently, goodwill is not amortized but are tested for impairment annually or more frequently if there is any indication of impairment, in accordance with the method described in paragraph 4.5 f). If an impairment loss is necessary, it is recognized immediately through profit or loss and cannot be reversed.

Any acquisition of an additional interest in a subsidiary that is already controlled results in the recognition of goodwill equal to the difference between the acquisition price and the carrying amount of the minority interests acquired.

b/ Innovation costs (research and development expenditures)

According to the OECD's definition, innovation includes all costs relating to the scientific and technical activities, patent work, education and training, necessary to assure the development, manufacturing, start-up, and market research of new improved products or processes.

According to IAS 38, development costs shall be recognized as assets if and only if the Group can demonstrate all the following:

- the intangible asset is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- its intention to complete the intangible asset and use or sell it,
- how the intangible asset will generate probable future economic benefits.

Research expenditure is recognized as an expense when incurred. The Group did not capitalize research and development expenditure as it considers that the conditions required by IAS 38 for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale. As a result, the development costs incurred by the Group in the course of its research and development projects are expensed.

c/ Internally generated intangible assets

Other internally generated intangible assets mainly represent the development costs of information management systems. These costs are only capitalized if they satisfy the criteria defined by IAS 38 and described above.

Internal and external development costs on management information systems arising from the development phase are capitalized. Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Internally generated intangible assets are amortized over their useful life.

d/ Other intangible assets

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights. They also include customer contracts valued upon the acquisition of companies in accordance with IFRS 3 Business Combinations.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years and customer contracts over a maximum period of 25 years, considering the probabilities of renewal.

e/ Property, plant and equipment

Land, buildings and equipments are carried at cost less any accumulated depreciation and any accumulated impairment losses.

In the case of mandatory dismantling or asset removals, the related costs are added to the initial cost of the relevant assets and provisions are recognized to cover these costs.

Interest costs on borrowings to finance the construction of property, plant, and equipments are capitalized during the period of construction when it relates to the financing of major projects over a 12-month period, or longer, of development.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted separately and depreciated over their own useful lives.

Repairs and maintenance costs are recognized as expenses when incurred. The costs of major inspections and overhauls of cogeneration plants are recognized as a separate component of the asset and are depreciated over the period between two major overhauls.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows:

- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years.

Land is not depreciated.

f/ Impairment of assets

According to IAS 36, the Group assesses regularly whether there is any indication of impairment loss of assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of assets is fully recoverable. The recoverable amount of an asset is the higher of its fair value less costs to sell (net fair value) and its value in use.

For goodwill and intangible assets that are not yet available for use, the impairment test is performed annually.

In assessing value in use, the estimated future cash flows are discounted to their present value as for an investment decision.

The discount rate depends of the nature, the location of assets and the customer market. It is determined according to the minimum level of profitability expected from the investment considering industrial and commercial risks and credit terms.

For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit (CGU) to which the assets belong. A cash generating unit is an identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets. They are mainly determined on a geographical basis and by reference to the markets in which the Group operates.

Goodwill is allocated to cash generating units or groups of cash generating units representing the level at which goodwill is monitored by the Group.

When performing impairment tests on cash generating units or groups of cash generating units, the Group uses a combined approach using the estimated cash flow approach (value in use) and the market multiples approach (fair value less costs to sell).

When the recoverable amount of an asset, a cash generating unit or a group of cash generating units is lower than its carrying amount, an impairment loss is recognized immediately through profit and loss. An impairment loss of a cash generating unit is first allocated to goodwill. An impairment loss recognized for goodwill cannot be reversed.

To perform these tests, the Air Liquide group defined a level at which asset impairment tests are performed in accordance with IAS 36.

- dedicated and on-site plants are tested individually,
- pipelines are tested at network level,
- liquid gas and hydrogen/CO plants are grouped together according to the plants' customer market,
- other assets are allocated to the cash generating units or groups of cash generating units.

The cash generating units of the Gas and Services activity are determined on a geographical basis. The other activities are managed at European (Air Liquide Welding and metrology) or worldwide (Engineering/construction) levels.

g/ Leases

Finance leases

Leases of property, plant and equipment that transfer to the Group virtually all the risks and rewards of ownership are classified as finance leases. Items of property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Operating leases

Leases where the lessor retains substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

4.6. Financial instruments

a/ Non-current financial instruments

Investments in equity securities

According to IAS 39, investments in equity instruments are classified as "available for sale".

The fair value of investments in listed companies is recognized at their quoted market price. Investments in unlisted companies whose fair value cannot be reliably measured are recognized at cost less any accumulated impairment loss. For this purpose, their recoverable amount is based on the Group's share of net assets, expected future profitability and business plans of the entity.

Changes in fair value are recognized directly in a separate component of equity until the asset is disposed of, except for impairment losses which are immediately recognized through profit and loss statement when the decline in fair value is considered permanent.

The cumulative gain or loss previously recognized directly in equity, is recognized in profit or loss, at the sale of the securities.

Loans and other financial assets

Loans and other financial assets are initially recognized at their fair value and subsequently carried at amortized cost. Impairment tests are performed at each period-end date. Any impairment loss is recognized immediately through profit and loss.

b/ Trade and other receivables

Trade and other receivables are carried at fair value upon initial recognition and then at amortized cost less any impairment loss.

Impairment losses are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

c/ Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits, short-term loans, the current portion of long-term loans, and short-term highly liquid investments that are readily convertible to cash and which are subject to an immaterial risk of changes in value.

d/ Current and non-current borrowings

Borrowings include bond debentures and other bank borrowings (including borrowings arising from finance leases and put options on minority interests).

At inception, borrowings are recognized at fair value corresponding to the net proceeds collected. At each balance sheet date, they are measured at amortized cost using the effective interest rate (EIR) method. The effective interest rate includes in the borrowing cost initial redemption premiums and issuance costs less the nominal amount of the borrowing.

Borrowings maturing in less than one year are classified as current borrowings.

e/ Derivative assets and liabilities

Derivative financial instruments are mainly used to manage operational exposures to foreign exchange, interest rate and commodity price risks relating to the Group's financial and operating activity. For all these transactions, the Group applies hedge accounting and documents, at the inception of the hedge, the type of hedging relationship, the hedging instruments, the nature and the term of the hedged item.

However, in very limited circumstances, some derivatives (options) do not qualify for hedge accounting.

Applying hedge accounting has the following consequences:

• fair value hedge: the hedged portion of the item is carried at fair value. Any change in fair value is recognized through profit or loss and offsets the change in fair value of hedging instruments (except the impact of premiums/discounts),

• cash flow hedge: the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity (transferable equity), while the change in the fair value of hedged transaction is not yet recognized in the balance sheet. The change in fair value of the ineffective portion is recognized in other net financial costs. The amounts directly recognized in equity are reclassified into profit or loss when the hedged transactions occur and are recorded,

• for hedges of net investments in a foreign entity, the effective portion of the changes in the fair value of the derivative instrument is recognized in equity under translation reserves. The ineffective portion of the changes in fair value is recognized in profit or loss. Once the foreign entity subject to the hedge of net investment is sold, the loss or profit initially recognized in translation reserves is recognized in profit or loss. This method also applies for foreign exchange hedging on dividends paid by subsidiaries.

Derivative financial instruments which do not qualify for hedge accounting are carried at fair value through profit or loss with an offsetting entry in financial assets and financial liabilities.

The fair value of assets, liabilities and derivatives is based on the market price at the balance sheet date. For unquoted derivatives, the fair value is based on external experts' valuations.

4.7. Assets classified as held for sale

Non-current assets or disposal groups are classified as "held for sale" if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets classified as held for sale are no longer depreciated (amortized) as from the date of the sale.

Assets or disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.

4.8. Inventories and work-in-progress

Inventories are measured at the lower of cost and net realizable value. Cost comprises direct raw materials and, where applicable, direct and indirect labor costs and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

4.9. Share capital, reserves and treasury shares

Air Liquide's share capital is comprised of ordinary shares.

When the Group buys back its own shares, they are classified as treasury shares and presented as a deduction from equity for the consideration paid. The profit or loss from the sale of treasury shares is recognized directly in equity, net of tax.

4.10. Minority interests

In accordance with IAS 32/39, put options on minority interests are recorded as financial liabilities at the option's strike price.

The share in the net assets of subsidiaries was reclassified from minority interests to non-current borrowings.

Under current standards and interpretations, and in the absence of specific details from the IFRIC, the Group has elected to recognize in goodwill the consideration for the difference between the strike price of granted option and the minority interests reclassified in borrowings.

Minority interests in profit and loss do not change and still reflect present ownership interests.

4.11. Provisions

a/ Provisions for contingencies and losses

Provisions are recognized when:

• the Group has a present obligation as a result of a past event,

• it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,

• a reliable estimate can be made of the amount of the obligation.

Restructuring provisions include only the direct expenditures arising from the restructuring and are recognized in the period in which the Group has approved a detailed and formal restructuring plan and the restructuring has either begun or been announced.

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting its obligations under the contract.

b/ Pensions and employee benefits

The Group provides its employees with various pension plans, termination benefits, jubilee and other post-employment benefits for both active employees and retirees. The characteristics of these plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- by defined contribution plans,
- by defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of service to the employee or retiree ("means-based obligation"). The pension expense is equal to the contribution paid during the fiscal year and relieves the employer from any further obligation.

Defined benefit plans are those via which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority (type known as a "result-based obligation"). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid,
- or managed internally.

The Group grants both defined benefit and defined contribution plans.

For defined contribution plans, retirement and similar commitments are measured by independent actuaries, according to the projected unit credit method in accordance with IAS 19.

The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates for each country.

Defined benefit plans are in certain cases covered by external pension funds. In this case assets are mostly invested in bonds or equities carried at their fair value.

All actuarial gains and losses existing as of January 1, 2004 have been offset. The actuarial gains and losses generated after January 1, 2004 are recognized in the income statement using the "corridor approach". Under this method, actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the beginning of the reporting period, are amortized over the expected average working lives of the plan participants.

Valuations are carried out annually by independent actuaries for significant plans and every three years for other plans unless there are material changes in circumstances that necessitate a new calculation.

4.12. Foreign currency transactions and balances

Foreign currency transactions are recognized according to the following principles:

- foreign currency transactions are translated by each company into its functional currency at the exchange rate prevailing on the date of the transaction,
- at the year-end, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the year-end exchange rate.

Exchange differences relating to commercial transactions are recognized in operating profit. For financial transactions, differences are recognized in financing income except for differences resulting from hedge of a net investment that are recognized in equity until the net investment is disposed of.

4.13. Contingent assets and liabilities

Contingent assets and liabilities arise from past events, the outcome of which depends on future uncertain events.

Contingent liabilities encompass also unrecognized present obligations that cannot be reliably estimated.

Contingent assets and liabilities are disclosed in the notes to the consolidated financial statements, except for contingent liabilities assumed in a business combination which are recognized in accordance with IFRS 3.

4.14. Discontinued operations

A discontinued operation is a clearly distinguishable component,

- of the Group that either has been separated, or is classified as held for sale,
- represents a separate major line of business or geographical area of operations,
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations,
- is a subsidiary acquired exclusively with a view to resale.

The results of discontinued operations are presented separately on the income statement.

4.15. Government grants

Governments grants received are recognized in other non-current liabilities. They are then recognized as income in the income statement for the period on the same basis as the subsidized assets are depreciated.

4.16. Share-based payments

The Group grants share options to management and some employees. In accordance with IFRS 2, share options are measured at fair value at the grant date. The fair value is estimated using the binomial model. Any changes in value subsequent to the grant date do not call into question the initial measurement.

In accordance with IFRS 2, the fair value of options granted is recognized as an employee expense with a corresponding increase in equity, and amortized on a straight-line basis over the vesting period.

Under the option available under IFRS 1, IFRS 2 has only been applied to share option plans granted after November 7, 2002 and not vested as of January 1, 2004.

The dilution effect of non-vested share option plans is reflected in the calculation of the diluted earnings per share.

For employee savings plans, the capital increases reserved for employees and performed under conditions that differ from market conditions result in the recognition of an expense. This expense corresponds to the contribution paid by the Company and the discount on the share price less the cost of non-transferability for the employees.

Greenhouse gas emission rights

[illegible]ain countries, the Air Liquide group receives greenhouse gas [illegible]sion rights free of charge. These allowances are allocated [illegible]ar by year for a compliance period of three years.

In return, the Group has to deliver allowances equal to its actual emissions.

In absence of any specific guidance in IFRS (IFRIC 3 has been withdrawn), the Group has elected the following accounting approach: At each balance sheet date, the Group assesses if it has sufficient emission rights to cover its actual emissions. If the rights allocated exceed the actual emissions, no asset is recognized and the sold rights are recognized in profit or loss. Conversely, the Group shall recognize a net liability for the supplementary obligation to deliver allowances not covered by the rights received.

5. Segment reporting

5.1. Segmental information

Segmental information is based on two segment formats:

• the primary segment format – by geographic area – represents the Group's management structure. The principal activity of the Group is the industrial gas business, which is managed through five geographic zones, determined according to the location of the assets:
- France,
- Europe (excluding France),
- Americas,
- Asia-Pacific,
- Africa.

• the secondary segment format represents the business lines:
- Gas and Services,
- AL Welding Group,
- Engineering and Construction,
- Other activities (mainly Chemicals, Diving).

Unallocated items comprise mainly corporate expenses as well as research and development costs.

5.2. Net indebtedness

Net indebtedness includes:

• current and non-current financial liabilities minus the fair value of hedging derivative assets less,

• cash and cash equivalents as defined in paragraph c/ of section 4.6, net of the fair value of hedging derivative liabilities.

5.3. Other operating profit and expenses

Material non-current transactions that could affect operating performance are classified as "other operating profit and expenses". They mainly include:

• unusual and material gains and losses on disposals of assets, impairment losses on intangible assets and items of property, plant and equipment,

• major restructuring costs resulting from unusual significant events that could distort operating performance,

• very significant charges to provisions and impairment losses.

82-52


Consolidated
financial
statements

Notes to the consolidated financial statements for the year ended December 31, 2005

1. Major events

a/ Integration of Messer activities

On May 7, 2004 Air Liquide signed an agreement for the acquisition of Messer's industrial gas activities in Germany, the United Kingdom and the United States. Since this date, these activities have been included in the consolidated financial statements.

Purchase consideration for shares was 2,684 million euros.

This acquisition was approved by European and American competition authorities subject to a number of divestments which were performed under the following terms and conditions:

- sale of certain liquid gas activities in the United States to Matheson TriGas Inc. (a subsidiary of Nippon Sanso) on November 2, 2004,
- sale of certain Large Industry, Bulk and Cylinders activities in Germany to Praxair on December 3, 2004,
- sale of the 51% investment in Messer Nippon Sanso to Taiyo Nippon Sanso on January 14, 2005.

The amount of divestments completed, net of taxes paid, totaled 713.4 million euros, including 699.0 million euros as of December 31, 2004. After taking into account acquisition and restructuring costs as well as fair value of acquired assets, goodwill measured according to IFRS amounted to 1,453.2 million euros as of December 31, 2004.

Goodwill as of December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,736)
Share of acquired net equity	835
Initial goodwill	**1,901**
Allocation to intangible assets	(413)
Allocation to property, plant and equipment	(190)
Tax-related impact of these allocations	240
Net fair value impact of divested activities	(198)
Goodwill after allocation	**1,340**
Recognition of liabilities and contingent liabilities	138
Other (impact of foreign currency translation)	(25)
Goodwill as of December 31, 2004 [(1)]	**1,453**

(1) Including 1,264 million euros with respect to the acquisition of Messer activities in Germany.

The acquisition of Messer activities had the following impacts on the main financial indicators for fiscal year 2004:

Main impacts on the balance sheet as of December 31, 2004

In millions of euros	
Assets	
Intangible assets, net	228.3
Property, plant & equipment, net	986.4
Goodwill	1,453.2
Liabilities & Equity	
Provisions and deferred tax	762.8
Net indebtedness	1,988.2

Income statement for the year ended December 31, 2004

In millions of euros	
Revenues	470.7
Operating income recurring before depreciation and amortization	118.1
Depreciation and amortization	(60.5)
Operating income recurring	57.6
Other non-recurring operating expenses	(107.1)
Operating income	(49.5)
Net finance costs	(61.9)
Income taxes	42.9
Profit from discontinued operations	32.3
Minority interests	1.1
Loss for the period attributable to the Equity holders of the parent	(37.3)

Other non-recurring expenses include restructuring costs related to the acquisition of Messer activities.

Profit from discontinued operations includes the profit from these operations between May 7, 2004 and the date of sale as well as the net gain realized by the Group following the divestment of certain of its assets in Germany and the write-down of computer software existing prior to the acquisition which became subsequently redundant.

82-52

Main impacts on the Statement of cash flows for the year ended December 31, 2004

In millions of euros	
Financial investments (including acquisition costs)	(2,735.6)
Proceeds from sale of divested activities	699.0

b/ Major events in 2005

• On July 12, 2005, Air Liquide sold its 39.5% interest in the share capital of Séchilienne-Sidec for a total consideration of 162.3 million euros.

The net capital gain of 80.6 million euros after tax realized on the sale is reported in Profit from discontinued operations.

• After a takeover bid followed by a public offer of withdrawal, Air Liquide increased its interest in the share capital of Soaeo S.A. from 86.8% to 100% on December 22, 2005. The simplified takeover bid was primarily performed by way of an exchange of Air Liquide treasury shares. SOAEO shares acquired had a total value of 157.3 million euros (including acquisition costs). Following these transactions, the resulting consolidation difference of 117.6 million euros was recognized in goodwill as of December 31, 2005.

This transaction did not impact the 2005 Income statement.

■ 2. Segment information

The primary and secondary reporting formats reflect the management structure of the Group and the internal reporting structure.

Primary segment information

Primary segment information is provided by geographical area. Revenue is analyzed by geographical area of production (country of origin), with the exception of engineering activities which are analyzed according to customer location (country of destination).

The profits, assets and liabilities of each segment consist of amounts directly attributable to the segment provided they can be allocated to the segment on a reasonable basis.

Research and development center and corporate activities are not allocated.

Secondary information

Operations are organized into four business segments, each representing specific products and services.

• Gas and Services,

• AL Welding group,

• Engineering and Construction

• Other activities

The Gas and Services segment encompasses the Large Industries, Industrial Customers, Electronics and Healthcare business lines.

Air Liquide Welding group produces and distributes welding and cutting consumables and equipment.

The Engineering and Construction segment designs and builds primarily industrial gas production plants and advanced technology products.

Other activities include mainly Chemicals and Diving.

2005

Segment information by geographical area

(in millions of euros)	Continuing operations: France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Un-allocated	Total	Discontinued operations	Total
INCOME STATEMENT									
Revenues									
Gas and Services	1,696.1	3,128.0	2,547.4	1,613.4	162.8		9,147.7		9,147.7
AL Welding Group	171.2	341.1					512.3		512.3
Other activities	245.0	42.4	57.5	6.7		4.5	356.1		356.1
Sub-total excluding Engineering/Construction	2,112.3	3,511.5	2,604.9	1,620.1	162.8	4.5	10,016.1		10,016.1
Engineering/Construction	146.6	49.0	67.9	131.4	23.8		418.7		418.7
Total Revenues	**2,258.9**	**3,560.5**	**2,672.8**	**1,751.5**	**186.6**	**4.5**	**10,434.8**		**10,434.8**
Operating income recurring									
Gas and Services	310.1	617.7	360.0	238.6	40.8		1,567.2		1,567.2
Other	41.6	45.7	6.2	12.1			105.6		105.6
R&D centers / Corporate						(155.2)	(155.2)		(155.2)
Total operating income recurring	351.7	663.4	366.2	250.7	40.8	(155.2)	1,517.6		1,517.6
Other non-recurring operating expenses							(44.8)		(44.8)
Net finance costs							(163.1)		(163.1)
Other net financial expenses							(49.1)		(49.1)
Income taxes							(370.7)		(370.7)
Equity income	6.3	3.0	(0.2)	19.9	7.5		36.5		36.5
Profit for the period							**926.4**	**80.6**	**1,007.0**

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In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Un-allocated	Total
BALANCE SHEET							
Segment assets	**1,644.1**	**6,878.7**	**3,725.1**	**2,334.3**	**293.7**	**156.4**	**15,032.3**
Goodwill	170.8	1,759.3	375.2	290.1	50.6		2,646.0
Intangible assets and Property, plant and equipment	535.5	3,774.7	2,781.3	1,292.3	136.3	34.4	8,554.5
Other segment assets	934.3	1,329.4	555.4	648.4	76.2	122.0	3,665.7
Investments in associates	3.5	15.3	13.2	103.5	30.6		166.1
Unallocated assets							1,256.1
Total assets							**16,288.4**
Segment liabilities	**1,368.4**	**1,518.5**	**656.0**	**582.2**	**64.0**	**74.4**	**4,263.5**
Unallocated liabilities							5,816.2
Equity including minority interests							6,208.7
Total liabilities and equity							**16,288.4**
OTHER INFORMATION							
Capital expenditure (intangible assets and property, plant and equipment)	(173.2)	(372.9)	(190.5)	(213.3)	(10.8)	(14.5)	(975.2)
Depreciation and amortization	(168.6)	(321.1)	(266.6)	(120.3)	(15.4)	(5.3)	(897.3)

Segment information by activity

	2005
Gas and Services	
Revenues	9,147.7
Total segment assets	13,866.8
Capital expenditure (intangible assets and property, plant and equipment)	(899.4)
AL Welding Group	
Revenues	512.3
Total segment assets	440.2
Capital expenditure (intangible assets and property, plant and equipment)	(11.0)
Other activities	
Revenues	351.6
Total segment assets	235.8
Capital expenditure (intangible assets and property, plant and equipment)	(44.2)
Engineering and Construction	
Revenues	418.7
Total segment assets	333.1
Capital expenditure (intangible assets and property, plant and equipment)	(6.1)

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2004

Segment information by geographical area

In millions of euros	Continuing operations: France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Unallocated	Total	Discontinued operations	Total
INCOME STATEMENT									
Revenues									
Gas and Services	1,619.6	2,753.9	2,237.7	1,512.1	151.9		8,275.2		8,275.2
AL Welding Group	163.2	319.8					483.0		483.0
Other activities	229.0	43.5	57.8	6.6		3.3	340.2		340.2
Sub-total excluding Engineering/Construction	2,011.8	3,117.2	2,295.5	1,518.7	151.9	3.3	9,098.4		9,098.4
Engineering/Construction	101.3	44.4	25.0	123.2	36.1		330.0		330.0
Total Revenues	2,113.1	3,161.6	2,320.5	1,641.9	188.0	3.3	9,428.4		9,428.4
Operating income recurring									
Gas and Services	304.9	557.6	303.2	221.1	36.0		1,422.8		1,422.8
Other	48.0	41.5	6.3	5.1			100.9		100.9
R&D centers / Corporate						(149.1)	(149.1)		(149.1)
Total operating income recurring	352.9	599.1	309.5	226.2	36.0	(149.1)	1,374.6		1,374.6
Other non-recurring operating expenses							(150.5)		(150.5)
Net finance costs							(149.3)		(149.3)
Other net financial expenses							(49.7)		(49.7)
Income taxes							(249.5)		(249.5)
Equity income	9.8	6.1	1.1	12.4	7.1		36.5		36.5
Profit for the period							812.1	32.3	844.4

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In millions of euros	France	Europe (excl. France)	Americas	Asia-Pacific	Africa	Un-allocated	Total
BALANCE SHEET							
Segment assets	**1,717.7**	**6,784.4**	**3,235.4**	**1,958.2**	**246.4**	**100.5**	**14,042.6**
Goodwill	172.6	1,734.6	329.1	171.4	23.5		2,431.2
Intangible assets and Property, plant and equipment	558.2	3,690.8	2,455.6	1,106.7	128.1	31.7	7,971.1
Other segment assets	932.5	1,328.4	437.4	601.3	65.0	68.8	3,433.4
Investments in associates	54.4	30.6	13.3	78.8	29.8		206.9
Unallocated assets							1,378.4
Total assets							**15,421.0**
Segment liabilities	**1,336.6**	**1,548.5**	**569.3**	**500.7**	**54.1**	**85.2**	**4,094.4**
Unallocated liabilities							6,094.1
Equity including minority interests							5,232.5
Total liabilities and equity							**15,421.0**
OTHER INFORMATION							
Capital expenditure (intangible assets and property, plant and equipment)	(189.2)	(345.4)	(179.9)	(158.0)	(12.0)	(16.5)	(901.0)
Depreciation and amortization	(164.7)	(290.8)	(248.1)	(113.4)	(14.0)	(23.6)	(854.6)

Segment information by activity

	2004
Gas and Services	
Revenues	8,275.2
Total segment assets	12,908.6
Capital expenditure (intangible assets and property, plant and equipment)	(790.1)
AL Welding Group	
Revenues	483.0
Total segment assets	439.2
Capital expenditure (intangible assets and property, plant and equipment)	(16.0)
Other activities	
Revenues	336.9
Total segment assets	267.1
Capital expenditure (intangible assets and property, plant and equipment)	(38.1)
Engineering and Construction	
Revenues	330.0
Total segment assets	327.2
Capital expenditure (intangible assets and property, plant and equipment)	(40.3)

■ 3. Revenues

In millions of euros	2004	%	2005	%
Total Gas and Services	8,275.2	88%	9,147.7	88%
AL Welding	483.0	5%	512.3	5%
Other activities	340.2	4%	356.1	3%
Engineering and Construction	330.0	3%	418.7	4%
Total	**9,428.4**	**100%**	**10,434.8**	**100%**

Consolidated revenues for the year ended December 31, 2005 total 10,434.8 million euros, up 10.7% on 2004. This increase is 6.2% on a comparable basis, after adjustment for the cumulative impact of fluctuations in foreign exchange rates and natural gas prices and principal changes in the consolidation scope.

- Foreign exchange rate fluctuations contributed revenue of 43 million euros in 2005, representing consolidated revenue growth of 0.5%. These gains were primarily due to the appreciation of the Canadian dollar against the euro.
- The increase in natural gas prices contributed additional revenue of 212 million euros in 2005, excluding foreign exchange impacts, representing consolidated revenue growth of 2.2%.
- The principal changes in the consolidation scope were the consolidation of Messer activities for a full year and the deconsolidation of chemical liquid activities in the United States from the second quarter. These changes had an estimated impact of +163 million euros for 2005 as a whole, representing consolidated revenue growth of 1.8%.

■ 4. Purchases

The main Group purchases concern electricity, natural gas and industrial and medical products.

■ 5. Personnel expenses

In millions of euros	2004	2005
Salaries and social security contributions	(1,672.1)	(1,800.8)
Defined contribution pension plans	(16.7)	(15.7)
Defined benefit pension plans	(38.3)	(34.5)
Share-based payments	(2.5)	(5.4)
Total	**(1,729.6)**	**(1,856.4)**

Consolidated companies employed 35,900 individuals as of December 31, 2005, (35,900 as of December 31, 2004).

■ 6. Other net operating expenses

Other net operating expenses primarily comprise transport and distribution costs, sub-contracting costs, operating lease instalments and insurance premiums.

Other operating revenues are not material.

■ 7. Innovation costs (Research and development)

These costs are expensed as incurred as the Group does not consider that the conditions required by IAS 38 for the capitalization of development costs have been satisfied.

In 2005, innovation costs amounted to 164.4 million euros (161.5 million euros in 2004) including research and development costs of 107.3 million euros (103.3 million euros in 2004).

■ 8. Depreciation and amortization

In millions of euros	2004	2005
Intangible assets	(50.4)	(57.8)
Property, plant and equipment [1]	(804.2)	(839.5)
Total	**(854.6)**	**(897.3)**

(1) Including the depreciation charge after deduction of investments grants released to profit.

■ 9. Other non-recurring operating expenses

In millions of euros	2004	2005
Expenses		
Messer restructuring costs	(107.1)	
Other reorganization and restructuring costs	(17.2)	(47.7)
Impairment losses	(6.2)	(42.7)
Provisions relating to the implementation of advanced technologies	(20.0)	
Other		(1.8)
Total other non-recurring operating expenses	(150.5)	(92.2)
Income		
Capital gains on the disposal of fixed assets and investments		47.4
Total other non-recurring operating income		47.4
Total	**(150.5)**	**(44.8)**

In 2004, other reorganization and restructuring costs mainly concern the AL Welding Group and certain European subsidiaries of the Group. Expenditure and provisions were incurred or recognized in 2005 following the decision to change the organizational structure of Industrial Customers activities in certain European countries as well as costs relating to the continued reorganization of the AL Welding Group.

82-522

Impairment losses concern goodwill recognized in respect of metrology and service activities (6.2 million euros in 2004 and 10.1 million euros in 2005). Impairment losses were recognized in 2005 in respect of capitalized information technology system development costs (32.6 million euros). These impairment losses were recognized following the decision to change the organizational structure of Industrial Customers activities in certain European countries.

Capital gains realized from disposals of property, plant and equipment and financial investments mainly include the following pre-tax gains:

- disposal of the homecare activities in the United States,
- disposal of a distributor located in the United States,
- disposal of a cogeneration plant in France.

10. Financial expenses

Net finance costs

In millions of euros	2004	2005
Gross finance costs [1]	(167.8)	(185.0)
Financial income from short-term investments	24.3	26.4
Other finance costs	(5.8)	(4.5)
Total net finance costs	**(149.3)**	**(163.1)**

(1) Including in 2004, (6.6) millions of euros of leasing expenses in addition to the initial cost of (161.2) millions of euros.

Other net financial expenses

In millions of euros	2004	2005
Dividends received	3.6	3.8
Other financial income [2]	37.0	42.7
Financial expenses in respect of employee benefits	(52.2)	(51.6)
Other financial expenses [3]	(38.1)	(44.0)
Total	**(49.7)**	**(49.1)**

(2) Including financial income related to fair market value of derivative instruments.
(3) Including financial expenses related to fair market value of derivative instruments.

Capitalized finance costs total 5.9 million euros (3.4 million euros in 2004). The average financing rate for the relevant subsidiaries was used for capitalization purposes.

11. Income taxes

Income taxes

In millions of euros	2004	2005
Current tax		
Income tax expense payable	(345.7)	(330.0)
Prior year tax losses or tax credits not previously recognized	6.1	7.2
Total	**(339.6)**	**(322.8)**
Deferred tax		
Temporary differences	90.6	(51.0)
Impact of tax rate changes	(0.5)	3.1
Total	**90.1**	**(47.9)**

Reconciliation of the standard tax rate and the effective Group tax rate

In %	2004	2005
Standard tax rate	33.5	34.2
Impact of transactions taxed at reduced rates	(2.8)	(2.9)
Impact of tax rate changes	0.1	(0.2)
Impact of tax exemptions and other	(6.5)	(1.7)
Effective Group tax rate	**24.3**	**29.4**

The standard tax rate is the average rate obtained by applying the statutory tax rate for each country to their related earnings before tax.

The effective Group tax rate is determined as follows: (current and deferred income tax expense)/(net profit before tax less share of profit of associates and profit from discontinued activities).

In France, L'Air Liquide S.A. has elected to determine French income taxes on a consolidated basis, including all French subsidiaries complying with the requirements.

Foreign subsidiaries have also elected to apply for similar rules wherever this is allowed under local regulations.

The effective tax rate in 2004 was reduced substantially by non-recurring tax transactions implemented in Europe and the recognition of restructuring provisions following the acquisition of Messer activities.

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■ 12. Profit from discontinued operations or held for sale

In millions of euros	2004	2005
Profit from discontinued operations or held for sale	32.3	80.6

In 2004, the acquisition of Messer industrial gas activities in Germany, the United Kingdom and the United States, was authorized by the European competition authorities subject to the performance of a number of divestments.

Profit from discontinued operations includes the net profits of these activities realized between May 7, 2004 and the date of disposal, together with capital gains realized on the divestment of certain Group assets in Germany and the write-down of computer software existing prior to the acquisition which subsequently became redundant.

In 2005, Profit from discontinued activities comprises the after-tax capital gain realized by Air Liquide on the sale of its 39.5% interest in Séchilienne-Sidec.

■ 13. Net earnings per share

a/ Basic earnings per share

	2004	2005
Profit for the period attributable to ordinary equity holders of the parent (in millions of euros)	780.1	933.4
Weighted average number of ordinary shares outstanding	107,937,967	107,747,742
Basic earnings per share (in euros)	**7.23**	**8.66**

Basic earnings per share is calculated by dividing Profit for the period attributable to ordinary equity holders of the parent by the weighted average number of shares outstanding during the year, excluding ordinary shares purchased by Air Liquide and recognized in equity.

The weighted average number of shares outstanding during the year is calculated by excluding treasury shares. The number of shares outstanding in 2004 was adjusted for the one for ten bonus share issue performed during the year.

2004 net earnings per share was adjusted to take account of the one for ten bonus share issue performed during the year.

Breakdown of basic earnings per share

In euros	2004	2005
Continuing operations	6.93	7.91
Discontinued operations	0.30	0.75
Total basic earnings per share	**7.23**	**8.66**

b/ Diluted earnings per share

	2004	2005
Profit used to calculate diluted earnings per share (in millions of euros)	780.1	933.4
Weighted average number of ordinary shares outstanding	107,937,967	107,747,742
Adjustment for dilutive impact of share subscription options	296,713	537,914
Adjusted weighted average number of shares outstanding used to calculate diluted earnings per share	108,234,680	108,285,656
Diluted earnings per share (in euros)	**7.21**	**8.62**

Diluted earnings per share takes account of the weighted average number of shares that would have been outstanding had all dilutive potential shares been converted. The dilutive impact is therefore calculated assuming the exercise in full of all share subscription options granted to employees.

Profit for the period is adjusted for the change in income and expense items that would result from the exercise of the share subscription options.

No other financial instruments capable of generating further dilution of net earnings per share have been issued by the Group.

Breakdown of diluted earnings per share

In euros	2004	2005
Continuing operations	6.91	7.88
Discontinued operations	0.30	0.74
Total diluted earnings per share	**7.21**	**8.62**



■ 14. Dividend per share

The final 2004 dividend on ordinary shares, reported and paid during the period, was 391.1 million euros, amounting to a distribution rate of 50.1% of Profit for the period attributable to equity holders of the parent.

A dividend distribution of 432.1 million euros (3.85 euros per share) on ordinary shares will be proposed to the Shareholders' Meeting in respect of 2005. This amounts to a distribution rate of 46.3% of profit for the period attributable to equity holders of the parent.

■ 15. Goodwill

Movement during the period

In millions of euros	As of January 1	Goodwill recognized during the period	Goodwill removed during the period	Impairment losses	Foreign exchange variation	Other movements (1)	As of December 31
2004	848.6	1,510.5	(2.7)		(29.9)	104.7	2,431.2 (2)
2005	2,431.2	149.3	(11.7)	(6.6)	55.0	28.9	2,646.1

(1) Other movements primarily concern the valuation of options to buy-out minority interests in Switzerland, Germany, France, South Africa and Egypt in the amount of 99.6 million in 2004 and 28.5 million in 2005.

(2) Goodwill of 2,431.2 million euros is that of January 1st, 2005 due to the recording of options to buy-out minority interests.

Goodwill recognized during the period mainly concerns:

- in 2004, the acquisition of Messer activities in Germany, the United Kingdom and the United States for 1,453.2 million euros and the acquisition of Livingston metrology activities (France, Netherlands, Germany, Spain) for 20.1 million euros,
- in 2005, 117.6 million euros in respect of the buyout of minority interests in Soaeo S.A. pursuant to the takeover bid followed by public offer for withdrawal, the finalization of Messer activities acquisition with recognition of additional goodwill of 7.9 million euros and the acquisition of some companies, mainly in the Healthcare sector.

Goodwill of (11.7) million euros was removed during the year compared to (2.7) million euros in 2004 following the sale of metrology and service activities in France and the sale of homecare activities in the United States.

Principal goodwill balances as of December 31, 2005

In millions of euros	Gross carrying amount	2005 Impairment losses	Net carrying amount	2004 Net carrying losses
Messer Germany	1,270.5		1,270.5	1,263.8
USA (Big Three, Messer)	341.3		341.3	301.1
SOAEO	234.5		234.5	117.1
AL Welding	88.6		88.6	88.6
Other subsidiaries	717.8	(6.6)	711.2	660.6
Total	**2,652.7**	**(6.6)**	**2,646.1**	**2,431.2**

Impairment losses concern metrology and services activities.

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■ 16. Other intangible assets

Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange variation	Assets acquired in a business combination[2]	Other movements[1]	As of December 31
2004							
Internally generated intangible assets	109.8	45.5				16.8	172.1
Other intangible assets	201.8	3.8	(22.3)	(11.7)	277.9	28.9	478.4
Total gross intangible assets	**311.6**	**49.3**	**(22.3)**	**(11.7)**	**277.9**	**45.7**	**650.5**
2005							
Internally generated intangible assets	172.1	33.8	(0.8)	1.1		26.9	233.1
Other intangible assets	478.4	9.0	(16.8)	16.0	1.7	(13.9)	474.4
Total gross intangible assets	**650.5**	**42.8**	**(17.6)**	**17.1**	**1.7**	**13.0**	**707.5**

Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses[3]	Reversal of impairment losses	Disposals	Foreign exchange variation	Assets acquired in a business combination[2]	Other movements[1]	As of December 31
2004									
Internally generated intangible assets	(6.4)	(26.8)	(35.9)						(69.1)
Other intangible assets	(157.0)	(23.9)			16.9	2.5	(2.6)	2.9	(161.2)
Total intangible asset depreciation	**(163.4)**	**(50.7)**	**(35.9)**		**16.9**	**2.5**	**(2.6)**	**2.9**	**(230.3)**
Total net intangible assets	**148.2**	**(1.4)**	**(35.9)**		**(5.4)**	**(9.2)**	**275.3**	**48.6**	**420.2**
2005									
Internally generated intangible assets	(69.1)	(25.4)	(32.6)		0.8	(0.1)		1.1	(125.3)
Other intangible assets	(161.2)	(32.4)	(3.5)		16.1	(1.8)		(13.4)	(196.2)
Total intangible asset depreciation	**(230.3)**	**(57.8)**	**(36.1)**		**16.9**	**(1.9)**		**(12.3)**	**(321.5)**
Total net intangible assets	**420.2**	**(15.0)**	**(36.1)**		**(0.7)**	**15.2**	**1.7**	**0.7**	**386.0**

(1) Other movements mainly concern account reclassifications and changes in consolidation scope. Intangible assets are primarily used by the Gas activity.

(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for 277.9 million euros, corresponding to the valuation of certain customer contracts in Germany and in the United States as part of the allocation of the initial goodwill.

(3) Impairment losses recognized in 2004 of (35.9) million euros correspond to the write-down of computer software existing prior to the acquisition which subsequently became redundant after the acquisition of Messer activities. Impairment losses recognized in 2005 concern capitalized information system development costs, recognized following a decision to transform the Industrial Customers activities in certain European countries.

At the year-end, the Group has given no material commitments for the purchase of intangible assets and is not subject to any restrictions over the use of its existing intangible assets.

■ 17. Property, plant and equipment

Gross carrying amounts

In millions of euros	As of January 1	Additions	Disposals	Foreign exchange variation	Assets acquired in a business combination [2]	Other movements [1]	As of December 31
2004							
Land	243.8	5.3	(10.2)	(5.5)	17.9	(0.9)	250.4
Buildings	831.1	14.2	(17.4)	(17.6)	272.2	15.7	1,098.2
Equipment, cylinders, installations	13,033.5	204.6	(253.1)	(392.9)	767.7	772.4	14,132.2
Total property, plant and equipment in service	14,108.4	224.1	(280.7)	(416.0)	1,057.8	787.2	15,480.8
Construction in progress	308.8	634.7		(13.7)	4.2	(445.4)	488.6
Total property, plant and equipment	**14,417.2**	**858.8**	**(280.7)**	**(429.7)**	**1,062.0**	**341.8**	**15,969.4**
2005							
Land	250.4	1.1	(6.7)	8.5		(0.8)	252.5
Buildings	1,098.2	17.7	(15.3)	41.6	2.5	(195.5)	949.2
Equipment, cylinders, installations	14,132.2	218.6	(218.2)	951.2	31.8	912.0	16,027.6
Total property, plant and equipment in service	15,480.8	237.4	(240.2)	1,001.3	34.3	715.7	17,229.3
Construction in progress	488.6	693.6		34.4	20.6	(690.1)	547.1
Total property, plant and equipment	**15,969.4**	**931.0**	**(240.2)**	**1,035.7**	**54.9**	**25.6**	**17,776.4**

Depreciation and impairment losses

In millions of euros	As of January 1	Charge for the period	Impairment losses [3]	Reversal of impairment losses	Disposals	Foreign exchange variation	Assets acquired in a business combination [2]	Other movements [1]	As of December 31
2004									
Buildings	(490.7)	(36.6)			15.6	11.1		1.4	(499.2)
Equipment, cylinders, installations	(7,377.8)	(790.1)			190.7	216.7		(158.8)	(7,919.3)
Total property, plant and equipment depreciation	**(7,868.5)**	**(826.7)**			**206.3**	**227.8**		**(157.4)**	**(8,418.5)**
Total property, plant and equipment, net	**6,548.7**	**32.1**			**(74.4)**	**(201.9)**	**1,062.0**	**184.4**	**7,550.9**
2005									
Buildings	(499.2)	(36.0)			12.5	(24.2)	(1.7)	(1.7)	(550.3)
Equipment, cylinders, installations	(7,919.3)	(810.3)	(1.3)		177.9	(514.5)	(10.6)	20.5	(9,057.6)
Total property, plant and equipment depreciation	**(8,418.5)**	**(846.3)**	**(1.3)**		**190.4**	**(538.7)**	**(12.3)**	**18.8**	**(9,607.9)**
Total property, plant and equipment, net	**7,550.9**	**84.7**	**(1.3)**		**(49.8)**	**497.0**	**42.6**	**44.4**	**8,168.5**

(1) Other movements mainly concern account reclassifications and changes in consolidation scope, notably in 2004, following the proportional consolidation of SOAEO group-subsidiaries in Singapore and Hong Kong, previously accounted for by the equity method.
(2) Assets acquired in a business combination in 2004 mainly correspond to the consolidation of Messer activities for which the impact on gross value is 1,047.2 million euros.

The charge for the period corresponds to the increase in depreciation net of the decrease in investment grants.
Purchases of property, plant and equipment and intangible assets in the Statement of cash flows correspond to the increase in property, plant and equipment adjusted for the change in the fixed assets suppliers' balance between January [illegible]

82-52[illegible]

Finance leases

Air Liquide enters into lease agreements for the use of certain industrial assets. The substance of a number of these agreements satisfies the definition of a finance lease.

These agreements mainly concern office and industrial buildings, vehicle trailers and other industrial equipment as well as information technology hardware.

The present value of minimum lease payments for leased assets is recorded in the balance sheet under Property, plant and equipment. It breaks down as follows:

In millions of euros	2004		2005	
	Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
Less than 1 year	31	24	38	33
1 to 5 years	74	71	62	56
More than 5 years	9	9	16	13
Total minimum lease payments	**114**	**104**	**116**	**102**
Less impact of discounting (finance charge)	(10)		(14)	
Present value of minimum lease payments	**104**		**102**	

■ 18. Non-current financial assets

In millions of euros	2004	2005
Available-for-sale financial assets	70.2	78.4
Loans	21.9	30.4
Other long-term receivables	168.1	174.9
Employee benefits - Prepaid expenses		10.4
	260.2	**294.1**

Available-for-sale financial assets mainly consist of unlisted and non-consolidated investments, and in particular shares in Air Liquide Ventures mutual funds and capital contributions to Group companies in the development phase, primarily in Eastern Europe and the Middle East.

■ 19. Investments in associates

Financial information

In millions of euros	Share of profit for the period	Share of equity
Group share as of December 31, 2005		
France	6.3	3.5
Europe (excluding France)	3.0	15.3
Americas	(0.2)	13.2
Asia - Pacific	19.9	103.5
Africa	7.5	30.6
Total	**36.5**	**166.1**

Movements during the year

In millions of euros	As of January 1	Share of profit for the period	Dividend distribution	Foreign exchange variation	Other movements	As of December 31
2004	268.1	36.5	(30.5)	2.0	(69.2)	206.9
2005	**206.9**	**36.5**	**(19.3)**	**15.8**	**(73.8)**	**166.1**

Other movements mainly concern changes in the scope of consolidation and, in particular:

- in 2004, the impact of the change in consolidation method for SOAEO Group subsidiaries in Singapore and Hong Kong for 67.0 million euros,
- in 2005, the sale of Séchilienne-Sidec S.A. and the full consolidation of Group subsidiaries located in Hungary, Bulgaria and Paraguay, previously accounted for by the equity method.

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Financial indicators of associates (100%)

Balance sheet

In millions of euros	2004	2005
Total assets	798.4	961.8
Equity	453.4	469.5
Net indebtedness	83.4	90.4

2004 comparative information does not include IFRS restatements performed with respect to Sechilienne-Sidec, which was sold in July 2005. If the financial statements of Sechilienne-Sidec had been restated, net indebtedness and total assets of companies equity-accounted, would have increased by 327.3 million euros.

Income Statement

In millions of euros	2004	2005
Revenues	553.2	627.1
Profit for the period	80.8	93.2

Net indebtedness (Group share)

In millions of euros	2004	2005
Net indebtedness	17.4	21.4

■ 20. Deferred tax

Movements in deferred tax assets and liabilities during the period were as follows:

Deferred tax assets

In millions of euros	2004	2005
As of January 1	350.0	395.4
Charge to profit for the period	27.0	43.2
Charge to equity for the period	25.1	(3.3)
Acquisitions/Disposals	69.8	(0.2)
Foreign exchange variation	(3.8)	6.3
Other [1]	(72.7)	(29.5)
As of December 31	**395.4**	**411.9**

Deferred tax liabilities

In millions of euros	2004	2005
As of January 1	779.5	1 115.8
Charge to profit for the period	89.6	88.2
Charge to equity for the period	6.6	(4.0)
Acquisitions/Disposals	360.3	(5.1)
Foreign exchange variation	(43.0)	93.7
Other [1] [2]	(77.2)	(139.2)
As of December 31	**1,115.8**	**1,149.4**

(1) Includes, in particular, the offsetting of deferred tax assets and liabilities in accordance with the accounting policies set forth on page 102 and amounts to 123.3 million euros in 2005 and 97.6 million euros in 2004.

(2) Other movements in 2005 are the result of account reclassifications between current and deferred tax.

Acquisitions and disposals concern Messer activities in 2004. In 2005, the impact of deferred tax relating to acquisitions and disposals was not material.

As of December 31, 2005, unrecognized deferred tax assets totaled 26.2 million euros.

Deferred tax liabilities are mainly generated by differences between tax and economic depreciation of assets. Deferred tax assets mainly relate to provisions not immediately deductible for tax purposes, and in particular employee benefit provisions.

■ 21. Inventories

In millions of euros	2004	2005
Raw materials and supplies	158.8	170.1
Finished and semi-finished goods	406.0	411.8
Work-in-progress	87.2	71.9
Net Inventories	**652.0**	**653.8**

In millions of euros	2004	2005
Write-down of inventories	(22.6)	(20.6)
Reversals of write-down	17.7	24.3
Total	**(4.9)**	**3.7**

■ 22. Trade receivables

In millions of euros	2004	2005
Trade and other operating receivables	2,357.6	2,519.5
Provisions for doubtful receivables	(91.0)	(89.8)
Trade receivables	**2,266.6**	**2,429.7**

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■ 23. Other current assets

In millions of euros	2004	2005
Advances and down-payments made	47.1	57.1
Prepaid expenses	100.9	102.5
Sundry other current assets	234.1	270.0
Other current assets	**382.1**	**429.6**

■ 24. Cash and cash equivalents

In millions of euros	2004	2005
Short-term loans	48.1	69.9
Short-term investments	397.0	173.8
Cash in bank	326.8	354.5
Cash and cash equivalents	**771.9**	**598.2**

■ 25. Equity

a/ Shares

Number of shares outstanding

	2004	2005
Number of shares outstanding as of January 1	99,912,917	109,180,823
Share capital increase	10,132,708	435,927
Options exercised during the period	135,198	271,725
Cancellation of treasury shares	(1,000,000)	(350,000)
Number of shares outstanding as of December 31	**109,180,823**	**109,538,475**

The shares have a par value of 11 euros each and are all issued and fully paid-up.

b/ Nature and purpose of reserves

• **Translation reserves:** Foreign exchange differences arising on the translation into euro of foreign subsidiary financial statements are recorded in translation reserves. Fair value variation on net investment hedges of foreign subsidiaries are also recorded in this reserve.

• **Net income recognized directly in equity:** This reserve records accumulated fair value movements in the effective portion of cash flow hedge derivatives (transactions not yet recognized in the accounts).

c/ Treasury shares

Treasury shares consist of Air Liquide shares held by the Group. As of December 31, 2005, the Group held 567,193 treasury shares (1,376,249 in 2004). This decrease in the number of treasury shares is explained on pages 98 and 99, Statement of changes in equity.

d/ Share-based payments

Share subscription and purchase option plans

Pursuant to authorizations of Shareholders' Meetings and at the recommendation of the Appointments and Remuneration Committee, the Board of Directors, the Supervisory Board and the Management Board have adopted, at Group level, share subscription options plans for senior executives (including executive directors) and key employees.

The purpose of these options plans is to motivate top-performing key Company executives, retain the highest performing executives and associate them with the medium and long-term interests of shareholders.

In addition, for the Company's 100th year celebration in 2002, share subscription options were granted on an exceptional basis to all Group employees worldwide, up to a maximum of 30 options each.

Share options are granted for a minimum unitary amount equal to 100% of the average market price during the 20 trade days prior to the day they are granted. The maximum exercise period is ten years for share options granted before May 4, 2000, seven years for those granted between May 4, 2000, and April 8, 2004, and eight years for those granted since that date. A very limited number of share options have been granted subject to the achievement of certain objectives during a defined period.

Share options granted during the last ten years

	1996	1997	1998	1999	2000	2001	2002	2002 (2)	2004	2004	2005
Date of authorization by the EGM	05/22/96	05/22/96	05/22/96	05/12/99	05/04/00	05/04/00	04/30/02	04/30/02	04/30/02	05/12/04	05/12/04
Date of grant by the Board of Directors or the Management Board	05/22/96	09/24/97	01/22/98	05/12/99	09/07/00	08/28/01	06/14/02	10/10/02	04/08/04	11/30/04	03/21/05
Total share options granted	105,000	73,000	20,000	264,300	702,900	5,900	955,400	769,130	500,000	35,385	428,000
including to officers and directors	30,000		20,000	44,000	70,000		75,000	60	57,000	15,000	70,000
including to top ten executives receiving the highest number of options	43,000	55,000		46,000	83,500	5,900	112,000	300	77,000	12,325	61,800
Number of recipients	28	16	1	122	321	2	481	31 012	448	38	520
Exercise period start date	05/22/96	09/24/02	01/22/03	05/12/04	09/07/04 (2)	08/28/05	06/14/06	10/10/06	04/08/08	11/30/08	03/21/09
Expiration date	05/21/06	09/23/07	01/21/08	05/11/09	09/06/07	08/27/08	06/13/09	10/09/09	04/07/11	11/29/12	03/20/13
Strike price (in euros)	138.73	140.25	140.25	148.00	142.00	155.00	168.00	128.00	139.00	131.00	138.00
Strike price as of 12/31/05 (1)	82.29	91.41		108.69	114.75	125.25	135.75	116.36	126.36	131.00	138.00
Total share options granted adjusted as of 12/31/05 (1)	172,076	92,202	24,799	353,990	858,766	7,032	1,179,924	842,116	549,921	35,385	428,000
Total share options subscribed as of 12/31/05 (1)	77,960	4,506		77,171	162,193		3,095	7,945 (4)			
Total share options cancelled as of 12/31/05 (1)(3)		83,090	24,799	22,777	61,029	2,700	52,003	52,291	15,550	780	5,500
Total share options remaining as of 12/31/05 (1)	94,116	4,606		254,042	635,544	4,332	1,124,826	781,880	534,371	34,605	422,500

(1) Adjusted to take into account share capital increases through bonus share allocations (2004, 2002, 2000, 1998, 1996).
(2) Exceptional plan approved in 2002, for the Company's 100th year celebration and involving all Group employees who met certain conditions, notably seniority. Plan limited to a maximum of 30 share options per beneficiary.
(3) Loss of exercise rights and, for 1997 and 1998, failure to achieve 3-year net earnings per share performance targets.
(4) Early exercise of rights provided for in the share options plans.

In 2005, 271,725 share options were exercised at an average strike price of 106.50 euros.

The total number of adjusted share options, granted by the Board of Directors, the Supervisory Board, and the Management Board under the plans authorized by Shareholders' Meetings, but not exercised as of December 31, 2005, amounts to 3,890,822 options, i.e. 3.55% of the share capital (average strike price of 124.21 euros), of which 644,441 (average strike price of 126.98 euros) have been granted to general management.

These share options must be exercised within a ten-year maximum term from the day they were granted for those granted by May 4, 2000, within a seven-year maximum term for those granted between May 4, 2000 and April 8, 2004, and within an eight-year term for those granted since that date.

Share options granted between September 24, 1997, and May 12, 1999, can only be exercised after a five-year minimum term. Share options granted since May 12, 1999, can only be exercised after a four-year minimum term from the date they were granted.

As of December 31, 2005, out of the total number of options authorized by the Shareholders' Meeting, 2,822,759 options have not been granted by the Supervisory Board and the Management Board.

Options granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options granted

In 2005, 61,800 options were granted to the ten employees of the Company and its subsidiaries (excluding officers and directors) who received the highest number of options.

Options exercised in 2005 by the ten employees of the Company and its subsidiaries (excluding officers and directors) with the highest number of options exercised

Year granted	Number of options subscribed	Average strike price (in euros)
1997	3,506	91.41
1999	21,249	108.69
2000	31,938	114.75
Total	**56,693**	**111.04**

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Number of share subscription options and weighted average strike price

	2004 Options	2004 Weighted average strike price (in euros)	2005 Options	2005 Weighted average strike price (in euros)
Total number of options outstanding as of January 1	3,097,265	130.56	3,775,531	121.41
Options granted during the period	585,306	126.64	428,000	138.00
Options exercised during the period	133,299	82.61	271,725	106.50
Options cancelled during the period	60,845	124.26	44,899	126.40
Total number of options outstanding as of December 31	**3,775,531**	**121.41**	**3,890,822**	**124.21**
Total number of options eligible for exercise	***1,256,350***	***109.16***	***992,640***	***110.06***

Fair value of share subscription options

The Group grants share purchase and subscription options to certain Group executives and employees. In accordance with IFRS 2, these options are valued at fair value at the grant date using the binomial mathematical valuation model.

Valuations are based on the following main underlying assumptions:

• volatility: implicit,

• risk-free interest rate: five-year swap benchmark rate on the plan issue date,

• dividend growth rate: based on the average annual growth rate observed in the past,

• employee turnover: that of individuals belonging to the same age group as the plan beneficiaries. This turnover rate is used to reflect theoretically the options which will not be exercised due to the resignation of the beneficiaries.

	2004 Plan 1 04/08/2004	2004 Plan 2 11/30/2004	2005 Plan 1 03/21/2005
Option life	5.5 years	5.5 years	6 years
Fair value of the option	26.9 €	24.1 €	23.1 €

The expense recognized in respect of share subscription option plans only concerns those plans granted after November 7, 2002, which had not vested as of January 1, 2004.

An expense of 5.4 million euros was recognized in the Income Statement in respect of 2005 (2.5 million euros in 2004), offset through equity.

Group savings plan

The Management Board, pursuant to the authorizations granted by the Annual General Shareholders' Meeting of May 12, 2004 and by the Supervisory Board on May 11, 2005, decided on July 22, 2005 to increase the share capital by issuing up to 500,000 new shares reserved for employees of the Group, within the framework of France and foreign Group savings plans set-up for this purpose.

The subscription price was set at 113 euros, consisting of a par value of 11 euros and additional paid-in capital of 102 euros.

This price is equal to 80% of the average opening stock market price of the Air Liquide share during the 20 trade days preceding July 22, 2005 (i.e. a 20% discount), the day on which the Management Board decided the terms of the issue and the opening and closing subscription dates.

435,927 Air Liquide shares were subscribed, representing a total share issue of 49.5 million euros, including additional paid-in capital of 44.7 million euros.

The Group savings plans were expensed in the Income Statement and valued in accordance with IFRS 2, based on the following assumptions:

• subscription period of one month,

• shares blocked for a period of five years from the end of the subscription period in accordance with French law.

The expense recorded takes account of the five-year period during which shares are blocked and cannot be sold.

An expense of 6.8 million euros was recognized in respect of the savings plans and the discount in 2005 in accordance with IFRS 2, plus additional contributions of 2.0 million euros granted by certain Group subsidiaries.

This expense is recorded in "Other non-recurring operating expenses"

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■ 26. Provisions and employee benefits

2004 In millions of euros	As of January 1	Increase	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
Pensions and other employee benefits (1)	1,077.4	38.3	(93.9)		52.2	(6.9)	212.8	1,279.9
Restructuring plans	23.7	123.9	(13.1)				3.4	137.9
Guarantees	35.2	46.5	(27.2)			(0.6)	3.7	57.6
Dismantling	80.0				1.2	(1.5)	1.6	81.3
Other provisions (2)	292.0	51.9	(82.4)			(2.4)	(16.3)	242.8
Total provisions	**1,508.3**	**260.6**	**(216.6)**		**53.4**	**(11.4)**	**205.2**	**1,799.5**

2004 In millions of euros	As of January 1	Increase	Utilized	Other reversals	Discounting	Foreign exchange differences	Other movements	As of December 31
Pensions and other employee benefits (1)	1,279.9	34.5	(111.0)		51.6	22.8	(9.6)	1,268.2
Restructuring plans	137.9	41.1	(69.7)	(5.5)		0.4	(8.7)	95.5
Guarantees	57.6	34.7	(24.5)	(0.5)		1.3	1.2	69.8
Dismantling	81.3		(0.1)	(0.4)	1.5	3.6	33.3	119.2
Other provisions (2)	242.8	30.2	(40.4)	(16.8)		11.0	24.7	251.5
Total provisions	**1,799.5**	**140.5**	**(245.7)**	**(23.2)**	**53.1**	**39.1**	**40.9**	**1,804.2**

(1) See Note 27, Employee Benefits.
(2) Including provisions for tax and industrial litigation.

Other movements consist of account reclassifications, changes in consolidation scope and the recognition of dismantling provisions, and did not impact the Statement of cash flow.

The integration of Messer activities in Germany, the United Kingdom and the United States at the end of 2004 generated the following movements:

- 209.2 million euros in Pensions and other employee benefits,
- 184.4 million euros in Other provisions, including 107.1 million euros with respect to restructuring provisions.

Investment grants and long-term deferred income as well as employee profit-sharing were reclassified in Other non-current liabilities in the amount of 78.1 million euros.

Significant movements during the year concern movements in restructuring provisions (mainly reversals of provisions recognized in 2004 on the acquisition of Messer activities, charges recognized in 2005 following the decision to change the organizational structure of Industrial Customer activities in certain European countries) as well as the warranty provisions relating to Engineering and Construction activities.

■ 27. Employee benefits

a/ Pension plans

Air Liquide provides its employees with various pension plans, termination indemnities, jubilees, and other post-employment benefits for both active employees and retirees. These plans vary according to laws and regulations applicable in each country as well as specific rules in each subsidiary.

These benefits are covered in two ways:

- defined contribution plans,
- defined benefit plans.

Air Liquide and some of its French subsidiaries grant retirees and certain active employees' additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS 19- Employee Benefits, characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

The restricted definition given to defined benefit plans forces Air Liquide to state the retirement supplement as a defined benefit plan (DB), despite the existence of certain limits that restrict the Company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations.

The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees. Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to pensioners until the plan disappears, excluding the impact of these limits.

b/ Determination of assumptions and actuarial methods

Benefits are regularly valued by actuaries. These valuations are performed individually for each plan in accordance with IFRS.

The actuarial method used is the projected unit credit method taking into account final salary.

Actuarial gains and losses above 10% of the greater of obligations or assets, at the beginning of the year, are amortized over the Employees Average Remaining Service Lifetime (EARSL).

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions in each country in which the plans are in force.

The discount rates used to determine the obligation are based on Government bonds or High-quality Corporate bonds, when the financial markets are sufficiently liquid, with the same duration as the obligations at the valuation date.

The expected return on long-term assets is determined by taking into account, in each country, the asset allocation in the portfolio.

c/ Obligations and assumptions

Group obligations with respect to pension plans and similar benefits are shown below as of December 31, 2005:

In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
A. Change in net liabilities					
Net liabilities at the beginning of the period	(1,127.0)	(97.9)	(13.2)	(41.8)	(1,279.9)
Acquisition / Transfer	9.6				9.6
(Expense) / Income recognized	(71.4)	(9.7)	(1.5)	(3.5)	(86.1)
Employer contributions	98.3	8.7	1.1	2.9	111.0
Exchange rate movements	(17.1)	(0.2)		(5.5)	(22.8)
Net liabilities at the end of the period	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**
B. Expense recorded in 2005					
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Expected return on plan assets	(36.3)	(0.1)			(36.4)
Amortization of past service costs - benefits vested	0.1		0.1		0.2
Amortization of past service costs - benefits not vested	1.3	(0.4)		(0.1)	0.8
Amortization of actuarial gains/losses	(1.4)		(0.1)	(0.1)	(1.6)
Curtailment	(5.9)	(0.3)			(6.2)
Settlement	0.6	0.2			0.8
Acquisition / (Divestment)					
Expense (income) recognized	**71.4**	**9.7**	**1.5**	**3.5**	**86.1**

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In millions of euros	DB plan	Retirement termination payments	Jubilees	Medical plan	Total
C. Change in present value of obligations in 2005 (DB)					
DBO at the beginning of the period	1,766.6	93.2	13.2	39.9	1,912.9
Service cost	32.8	5.7	0.9	1.1	40.5
Interest cost	80.2	4.6	0.6	2.6	88.0
Employee contributions	2.5				2.5
Plan amendments	6.5		0.1		6.6
Curtailment / Settlement	(5.3)	(0.1)			(5.4)
Acquisition / (Divestment) / Merger	3.1				3.1
Benefit payments	(104.7)	(8.2)	(1.1)	(2.9)	(116.9)
Actuarial (gains) / Losses	158.0	4.5	(0.2)	3.8	166.1
Exchange rate movements	87.0	0.1	0.1	5.5	92.7
DBO at the end of the period	**2,026.7**	**99.8**	**13.6**	**50.0**	**2,190.1**
D. Change in plan assets in 2005					
Fair value of assets at the beginning of the period	650.2	1.7			651.9
Acquisitions / (Divestments)	3.3				3.3
Actual return on plan assets	62.5				62.5
Employer contributions	94.8	8.4	1.1	2.9	107.2
Employee contributions	2.5				2.5
Benefit payments	(93.4)	(8.0)	(1.1)	(2.9)	(105.4)
Settlement					
Exchange rate movements	55.5				55.5
Fair value of assets at the end of the period	**775.4**	**2.1**			**777.5**
Funded status at the end of 2005					
Present value of obligations	(2,026.7)	(99.8)	(13.6)	(50.0)	(2,190.1)
Fair value of plan assets	775.4	2.1			777.5
Loss / surplus	(1,251.3)	(97.7)	(13.6)	(50.0)	(1,412.6)
Unrecognized actuarial (gains) losses	138.4	3.8		2.5	144.7
Unrecognized past service cost	5.3	(5.2)		(0.4)	(0.3)
Net liabilities	**(1,107.6)**	**(99.1)**	**(13.6)**	**(47.9)**	**(1,268.2)**

The above amounts break down as follows by geographical area:

In millions of euros	Commitments DBO	Plan assets	Provisions in the balance-sheet	Over/(Under) funding
Europe	(1,487)	313	(1,067)	(107)
Americas	(603)	405	(142)	(56)
Asia-Pacific	(100)	59	(59)	18
Total	**(2,190)**	**777**	**(1,268)**	**(145)**

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d/ Main assumptions

The main discount rates used are as follows:

	2005	2004
Euro zone	4% - 4.25%	4.75%
Canada	5.25%	6.00%
Japan	1.70%	1.70%
Switzerland	2.75% - 3.25%	3.00%
United States	5.50%	6.00%

Expected returns on plan assets are as follows:

	2005	2004
Euro zone	4.85%	4.85%
Canada	7.40%	7.40%
Japan	2.80%	2.80%
Switzerland	4.10%	3.90%
United States	8.00%	8.00%

■ 28. Borrowings

This note provides information on the contractual terms and conditions of the Group's borrowings. For further information on financial instruments and foreign exchange and interest rate risk exposure, please see note 31.

The Air Liquide group net indebtedness breaks down as follows:

In millions of euros	2004 Carrying amount Non-current	Current	Total	2005 Carrying amount Non-current	Current	Total
Bonds	1,891.4	20.6	1,912.0	1,912.7	25.1	1,937.8
Private placements	737.3	13.7	751.0	804.4	6.1	810.5
Commercial paper programs	1,379.0		1,379.0	775.0		775.0
Bank debt	278.9	272.7	551.6	255.0	340.0	595.0
Finance leases (1)	79.2	24.3	103.5	69.8	32.6	102.4
Put options of minority interests	131.0		131.0	161.5	13.9	175.4
Total borrowings (A)	**4,496.8**	**331.3**	**4,828.1**	**3,978.4**	**417.7**	**4,396.1**
Loans maturing in less than one year		48.1	48.1		69.9	69.9
Short-term marketable securities		397.0	397.0		173.8	173.8
Cash in bank		326.8	326.8		354.5	354.5
Total Cash and cash equivalents (B)		**771.9**	**771.9**		**598.2**	**598.2**
Derivative instruments (assets) (2)	(43.7)		(43.7)	(58.1)		(58.1)
Derivative instruments (liabilities) (2)						
Total derivative instruments relating to borrowings (C)	**(43.7)**		**(43.7)**	**(58.1)**		**(58.1)**
Net indebtedness (A) – (B) + (C)	**4,453.1**	**(440.6)**	**4,012.5**	**3,920.3**	**(180.5)**	**3,739.8**

(1) See note 17 on lease contracts.
(2) Fair market value of derivative instruments hedging fixed rate debt.

In accordance with the Group's policy to diversify funding sources, debt is divided into several types of instruments (capital markets and bank debts). Long-term bonds in the form of EMTNs and private placements are the primary funding sources and represent 63% of debt.

In 2005, the main long-term financing transactions concerned the renewal of the Group's credit lines and the securing of several financing arrangements in the Group subsidiaries:

• the syndicated loan initially secured in July 2004 was extended a further three years (from 2009 to 2012) for a total of 1,109 million euros, with a pool of 18 banks. Several bilateral credit lines were also extended. These extensions contributed to an increase in the average maturity of Group debt,

• in Taiwan, the subsidiary AL Far Eastern signed in April a confirmed seven-year credit line of 1.5 billion NTD (equivalent to 39 million euros), to finance its investments,

• in China, an 11-year, 107 million U.S. dollar financing project was signed in December to finance investments of the joint venture SCIPIG,

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• in Russia, the subsidiary Air Liquide Severstal signed a 10-year 72 million euros project financing in December to finance an air separation unit.

As indicated in note 19 to the consolidated financial statements, Air Liquide's share in the debt of equity associates as of December 31, 2005, for the normal course of business, is 21.4 million euros, compared to 17.4 million euros at December 31, 2004, excluding IFRS impact related to Séchilienne-Sidec. Furthermore, non-recourse factoring of receivables represents 84.3 million euros, compared to 74.5 million euros at December 31, 2004. These elements do not represent risks or financial commitments for the Group.

The carrying amount of borrowings in the balance sheet are detailed in the following manner: the issue amount adjusted by the amortized cost and fair value adjustments.

In millions of euros	Currency	2004 Carrying amount	2005 Issuance amount (a)	Amortized cost adjustments (b)	Fair value adjustments (c)	Carrying amount (a)+(b)+(c)
Bonds 2006 to 2010	EUR	39.0	44.8	1.0		45.8
EMTN	EUR	1,873.0	1,800.0	38.6	53.4	1,892.0
Total bonds		**1,912.0**	**1,844.8**	**39.6**	**53.4**	**1,937.8**
Private placements	EUR	314.0	300.0	4.5	4.6	309.1
Private placements	USD	437.0	501.4			501.4
Total private placements		**751.0**	**801.4**	**4.5**	**4.6**	**810.5**
Commercial paper programs	EUR and USD	1,379.0	775.0			775.0
Bank debt		551.6	595.0			595.0
Finance leases (1)		103.5	102.4			102.4
Put options of minority interests		131.0	175.4			175.4
Long-term borrowings		**4,828.1**	**4,294.0**	**44.1**	**58.0**	**4,396.1**

(1) See note 17 on lease contracts.
(b) Amortized cost including accrued interest.
(c) Fixed rate debt fair market value.

Maturity of borrowings

2005 In millions of euros	Carrying amount	Nominal amount	Maturity: On demand	≤ 1 year	1 to 5 years: 2007	2008	2009	2010	2011	> 5 years: 2012	2013	2014	> 2014
Bonds	1,937.8	1,844.8		25.1	200.0	19.7		500.0	300.0		300.0	500.0	
Private placements	810.5	801.4		6.1	150.2	56.1	289.5		84.8	214.7			
Commercial paper programs (1)	775.0	775.0								775.0			
Bank debt	595.0	595.0		340.0	69.1	15.0	135.4	14.1	7.0	3.1	0.8	10.5	
Finance leases (2)	102.4	102.4		32.6	28.5	17.1	4.2	3.2	3.6	1.3	1.2	1.0	9.7
Put options of minority interests	175.4	175.4	134.9	13.9		13.2	13.4						
Total borrowings	**4,396.1**	**4,294.0**	**134.9**	**417.7**	**447.8**	**121.1**	**442.5**	**517.3**	**395.4**	**994.1**	**302.0**	**511.5**	**9.7**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(2) See note 17 on lease contracts.



2004 In millions of euros	Carrying amount	Nominal amount	Maturity On demand	< 1 year	1 to 5 years 2006	2007	2008	2009	2010	> 5 years 2011	2012	2013	>2013
Bonds	1,912.0	1,839.0		20.6		200.0	18.4		500.0	300.0		300.0	500.0
Private placements	751.0	747.1		13.7	5.2	130.1	55.2	266.1		73.4	203.4		
Commercial paper programs [1]	1,379.0	1,379.0				375.0		1,004.0					
Bank debt	551.6	551.6		272.7	63.4	25.0	37.0	132.3	8.3	5.5	1.9		5.5
Finance leases [2]	103.5	103.5		24.3	28.6	26.5	13.3	2.1	1.9	1.1	1.0	1.0	3.7
Put options of minority interests	131.0	131.0	131.0										
Total borrowings	**4,828.1**	**4,751.2**	**131.0**	**331.3**	**97.2**	**756.6**	**123.9**	**1,404.5**	**510.2**	**380.0**	**206.3**	**301.0**	**509.2**

(1) The maturity date for commercial paper outstanding coincides with that of confirmed lines of credit.
(2) See note 17 on lease contracts.

It is Group policy to spread over time the maturity of long-term debt (bonds and private placements) in order to avoid concentration of annual refinancing needs. In the table above, the maturity date of commercial paper outstandings corresponds to that of the confirmed credit lines backing up the commercial paper program. At the 2005 year-end, the 2012 maturity corresponds to the term of the syndicated loan extended in July 2005. It is Group policy to renew confirmed long-term credit lines at least one year before maturity.

Net indebtedness by currency

The Group provides a natural hedge and reduces its exposure to currency fluctuations by raising debt in the currency of the cash flows that are generated to repay the debt. In countries outside the euro, U.S. dollar and Japanese yen zones, financing is raised in either local or foreign currency (EUR or USD) when sales contracts are indexed in foreign currency.

As part of intra-group multi-currency financing, the Central Treasury Department converts the debt raised in financial markets into various currencies to refinance subsidiaries in their functional currencies. The breakdown of this hedging portfolio is shown in the table below.

2005 In millions of euros	Gross debt - original issue	Cash and cash equivalents	Currency swaps	IAS 32/39 Impact	Net indebtedness - adjusted	Non-current assets
EUR	3,358.5	(330.2)	(346.7)	(58.1)	2,623.5	6,349.2
USD	515.0	(64.9)	334.2		784.3	2,534.8
JPY	212.4	(18.5)			193.9	644.0
CAD [1]		(14.6)	80.5		65.9	436.5
Other currencies	310.2	(170.0)	(68.0)		72.2	2,108.2
Total	**4,396.1**	**(598.2)**	**0.0**	**(58.1)**	**3,739.8**	**12,072.7**

(1) Canadian Dollar.

A portion of the euro debt raised (346.7 million euros) was converted to other currencies to refinance foreign subsidiaries. For example, of the Group's U.S. dollar gross debt of 849.2 million (784.3 million of net debt plus 64.9 million of cash), 515.0 million euros were raised directly in U.S. dollars and 334.2 million were raised in euros and converted to U.S. dollars using currency swap contracts.

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2004 (in millions of euros)	Gross debt – original issue	Cash and cash equivalents	Currency swaps	IAS 32/39 impact	Net indebtedness ajusted	Non-current assets
EUR	3,924.8	(530.5)	(409.2)	(43.7)	2,941.4	6,319.3
USD	522.0	(63.9)	300.4		758.5	2,244.2
JPY	176.1	(12.5)	58.0		221.6	656.3
CAD [1]	8.0	(9.2)	95.6		94.4	368.2
Other currencies	197.2	(155.8)	(44.8)		(3.4)	1,693.2
Total	**4,828.1**	**(771.9)**	**0.0**	**(43.7)**	**4,012.5**	**11,281.2**

(1) Canadian Dollar.

Fixed-rate portion of total debt

In % of total debt		2004	2005
EUR debt	Portion of fixed-rate debt	55%	**48%**
	Additional optional hedges [1]	33%	**31%**
USD debt	Portion of fixed-rate debt	88%	**88%**
	Additional optional hedges [1]	4%	**6%**
JPY debt	Portion of fixed-rate debt	60%	**70%**
	Additional optional hedges [1]	0%	**0%**
Total debt	Portion of fixed-rate debt	61%	**57%**
	Additional optional hedges [1]	23%	**22%**

(1) Optional hedges consist of caps, which enable a maximum interest rate to be set in advance, while profiting from short-term interest rates.

As of December 31, 2005, fixed-rate debt represents 57% of the gross debt adjusted for outstanding short-term investments. Taking into account optional hedges, the portion of debt hedged (fixed rate + optional hedges) is 79%.

Cost of debt

	2004			2005		
In millions of euros	Average outstanding debt	Gross interest [1]	Cost of debt	Average outstanding debt	Gross interest [1]	Cost of debt
EUR	2,696.3	102.2	3.8 %	3,426.8	120.8	**3.5 %**
USD	886.6	38.4	4.3 %	796.0	37.4	**4.7 %**
JPY	226.3	3.1	1.4 %	252.2	3.8	**1.5 %**
Other currencies	242.4	13.0	5.4 %	348.7	16.7	**4.8 %**
Other charges [2]		4.5			6.3	
Total	**4,051.6**	**161.2**	**4.0 %**	**4,823.7**	**185.0**	**3.8 %**

(1) Interest expenses on gross debt before financial income.
(2) Other charges excluded from cost of debt by currency.

The increase in average outstanding gross debt and interest expenses is mainly due to the inclusion of Messer activities for a full year in

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2005 (compared with only eight months in 2004) and a higher level of excess cash outstandings than in 2004. These excess cash outstandings have been reduced at year end.

The average cost of debt fell slightly in 2005 versus 2004, in a context of stable euro interest rates (main debt currency of the Group). U.S. dollar debt benefited from interest-rate hedges contracted in 2004.

The US private placements issued by American Air Liquide Inc. (501 millions USD at december 31 2005) and a bank loan contracted by Japan Air Gases (20 billion Yens at December 31, 2005) include financial covenants, that are met at December 31, 2005.

Put options of minority interests

In millions of euros	2004	2005
Put options of minority interests	131.0	175.4

The increase in the value of put options of the minority interests is mainly due to the valuation of existing options in South African and Egyptian subsidiaries.

29. Other liabilities (Non-current / Current)

Other non-current liabilities

In millions of euros	2004	2005
Investment grants	65.4	63.8
Advances and deposits received from customers	113.8	95.9
Other non-current liabilities	(9.1)	7.6
Total other non-current liabilities	**170.1**	**167.3**

Other current liabilities

In millions of euros	2004	2005
Advances received	95.7	57.9
Advances and deposits received from customers	116.5	91.1
Other payables	309.5	368.0
Accruals and deferred income	525.7	494.1
Total other current liabilities	**1,047.4**	**1,011.1**

30. Trade payables

In millions of euros	2004	2005
Operating suppliers	1 020.2	1 225.8
Fixed assets suppliers	57.3	54.9
Total trade payables	**1,077.5**	**1,280.7**

31. Financial instruments

Carrying amount and fair value of financial assets and liabilities

The only financial assets or liabilities whose carrying amount is different from their fair value are fixed-rate borrowings that are not hedged. This difference is not material (less than 1%).

In millions of euros	2004 Carrying amount	2004 Fair value	2005 Carrying amount	2005 Fair value
Financial assets				
Non-current financial assets	260.2	260.2	294.1	294.1
Trade receivables	2,266.6	2,266.6	2,429.7	2,429.7
Fair value of derivatives (assets)	83.6	83.6	66.1	66.1
Cash and cash equivalents	771.9	771.9	598.2	598.2
Total	**3,382.3**	**3,382.3**	**3,388.1**	**3,388.1**
Financial liabilities				
Non-current borrowings	4,496.8	4,539.6	3,978.4	4,012.3
Other non-current liabilities	170.1	170.1	167.3	167.3
Trade and other payables	1,077.5	1,077.5	1,280.7	1,280.7
Current borrowings	331.3	331.3	417.7	417.7
Fair value of derivatives (liabilities)	82.5	82.5	78.9	78.9
Total	**6,158.2**	**6,201.0**		

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Group financial instruments are measured at fair value to the extent that available financial market data enables a relevant estimate of market value assuming the absence of any intention or need to liquidate.

The main valuation methods adopted are as follows:

• non-consolidated investments not listed on a stock market and for which no market reference exists are recognized at historical cost. Impairment losses are recognized in the Income Statement if there is evidence of a permanent loss in value,

• as cash investments maturing in less than three months are exposed to only negligible risk of a change in value they are recognized at historical cost (including accrued interest) which is considered to approximate fair value,

• borrowings are recognized at amortized cost using the effective interest method. Financial liabilities hedged by interest rate swaps are recognized on a hedge accounting basis,

• the fair value of trade receivables and payables of industrial and commercial activities is equivalent to their carrying amount, given the extremely short settlement periods.

Group policy forbids speculative trading of financial derivatives. Most derivatives used benefit from hedge accounting. Financial derivatives that do not benefit from hedge accounting do not represent material amounts and are not speculative.

Financial policy and risk management

a/ Financial risk management

Risk management is a priority for the Group. The Group's financial policy and financial risk management principles are defined and their implementation monitored by the Finance Committee. This Committee comprises members of the Management Board, the Finance Director and representatives from the Finance Department.

The Finance Department manages the main financial risks centrally, based on the decisions of the Finance Committee, to which it reports on a regular basis. The Finance Department also analyzes country and customer risks and provides input on these risks at Investment and Operations Committee meetings.

Foreign exchange risk

Financial instruments are only used to hedge transaction-based foreign exchange risk. This risk concerns certain patent royalty, technical support and dividend flows as well as foreign currency commercial flows of operating units, representing approximately 4% of consolidated revenues on a yearly basis.

Foreign exchange risk on patent royalty, technical support and dividend flows is hedged annually by the Central Treasury Department using currency forwards with a maximum term of 18 months.

Foreign currency commercial flows of operating units are hedged by the subsidiaries as part of the annual budget process. Approximately 20 subsidiaries are exposed to foreign exchange risk. These subsidiaries mainly contract currency forwards. The majority of these contracts have short maturities (3 to 6 months). On an exceptional basis, and when the hedge concerns a specific project, the contract can have a term of up to ten years. When preparing their budget at the year end, the subsidiaries report their foreign exchange risk exposure for the following year to the Central Treasury Department. This Department monitors the adequacy of the hedges contracted compared with identified risks and receives a comprehensive list of all hedges in force each quarter.

A breakdown of the hedging portfolio by currency and instrument is presented on page 135.

Interest-rate risk

General principle

Air Liquide interest rate risk management on its main currencies - euro, U.S. dollar, and Canadian dollar is centralized. These currencies represent approximately 93% of total gross debt. For other currencies, the Finance Department advises the subsidiaries on hedging their foreign currency exposure in accordance with local financial market regulations. The Finance Committee determines the fixed rate/floating rate ratio for each currency and approves the hedging instruments used.

Group policy is to maintain at least 50% of total debt at fixed-rates and to protect the residual balance (floating-rate debt) using optional hedges. This approach enables the Group to limit the impact of interest rate fluctuations on financial expenses, while benefiting, for a portion of the debt, from short-term interest rates which are generally lower than long-term interest rates.

At the end of 2005, 57% of total debt was at fixed rates and 22% of the residual balance was subject to interest rate caps. The fixed-rate/floating-rate breakdown of the debt is reviewed regularly by the Finance Committee, taking into account changes in interest rates and the level of Group debt.

Sensitivity to interest rate fluctuations

Group net indebtedness exposed to interest rate fluctuations amounted to 1,720 million euros as of December 31, 2005 (43% of gross debt adjusted for short-term securities), compared with 1,650 million euros at year-end 2004 (39% of debt).

The slight increase in the portion of debt exposed to interest-rate fluctuations is mainly due to the expiry, at the end of 2005, of short-term interest rate hedges contracted in the context of Messer acquisition financing in 2004.


Consolidated
financial
statements

An increase or decrease in interest rates of 100 basis points (+ or -1%) on all yield curves would have an impact of approximately + or - 17 million euros on the Group's annual financial charges before tax, assuming outstanding debt remains constant.

Also, the Group contracted optional interest rate hedges (caps), triggered when interest rates increase significantly (above 4.1% for EUR and 3.80% for USD). When those hedges are triggered, assuming constant outstanding debt, consolidated net indebtedness exposed to interest rate fluctuations would drop to 828 million euros. Sensitivity of financial charges would then be reduced to 8.3 million euros.

All hedging instruments used to manage interest rate or foreign exchange risk relate to identified risks.

Counterparty risk

Potential counterparty risks for Air Liquide concern customers and bank counterparties.

The Group has more than one million customers in a broad range of industries, dispersed over an wide geographic area, thus precluding any concentration of customer credit risk. As an illustration, sales to Air Liquide's top ten customers represent less than 15% of total revenues.

To better assess its exposure, the Group has adopted procedures to regularly monitor the financial situation of its major customers.

Moreover, customer risk assessment is an important component of the investment decision process.

Bank counterparty risk relates to the outstanding amounts of derivatives and to outstanding lines of credit contracted with each bank. Based on its financial policy, the Group requires a long-term Standard & Poor's "A" rating or a Moody's "A2" rating from its counterparties. The Group's lines of credit are also spread among several banks to avoid risk of concentration. The Finance Committee regularly checks and approves the list of financial instruments and banks.

Liquidity risk

As of December 31, 2005, amounts available on confirmed credit lines totaled 2,014 million euros (2,255 million euros at the end of 2004). These back-up lines are confirmed by banks and do not contain any default clauses linked to financial ratios or ratings or a Material Adverse Change (MAC) clause. French and U.S. commercial paper outstandings as of December 31, 2005 totaled 775 million euros (1,379 million euros at the end of 2004). Group policy requires that commercial paper programs must be backed by confirmed long-term credit lines. This requirement was met throughout 2005, when confirmed credit lines exceeded commercial paper outstandings at all times.

Commodity risk (Energy contracts)

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price.

IAS 39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS 39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process. As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, in a global context of highly volatile electricity and natural gas market prices, created by market deregulation, Air Liquide continues to index long-term customer contracts to hedge these risks. For natural gas and electricity prices, the recent opening of some markets had led the Group, depending on the circumstances, to replace the price indices used during the regulated period by indices relevant to each local market. At the same time, in order to enable Group customers to benefit from the best terms and conditions, transparency and security, Air Liquide has developed an electricity and gas supply policy which combines the most advantageous conditions and reliable and efficient sources.

There nonetheless remain certain isolated contracts, notably in the cogeneration business line, where price indexation alone cannot guarantee a total and effective hedge of energy price fluctuation risks. These risks are, therefore, hedged by Air Liquide using commodity swaps.

The fair value recognition of these derivative instruments has no material impact on Group equity or profits as of December 31, 2005.



b/ Information on derivative instruments

Maturity of derivative instruments

2005 (In millions of euros)	Currency	Fair value	Notional amount	Maturity < 1 year	Maturity 1 to 5 years	Maturity > 5 years
2005						
Foreign exchange risk						
Currency forwards		(22.7)	506.9	470.6	19.6	16.7
Currency options		(0.1)	5.8	5.8		
Currency swaps		(3.7)	617.4	617.4		
Interest rate risk						
Interest rate swaps	EUR	21.3	2,412.3	150.0	1,232.3	1,030.0
	USD		341.2		152.6	188.6
	Other	(1.0)	235.2	51.0	128.3	55.9
Interest rate options (caps / floors)	EUR	(6.1)	850.0	75.0	775.0	
	USD	0.4	84.8		84.8	
	Other					
Commodity risk (Energy)						
Commodity swaps	EUR	0.1	23.5	23.5		

Most derivative instruments contracted to hedge foreign exchange risk have maturities of less than one year, which reflects the short-term nature of the transaction-based foreign exchange risk and of the foreign currency swaps contracted to refinance the Group's subsidiaries.

Derivative instruments contracted to hedge interest rate risk have maturities of up to 10 years, in line with the Group's policy to limit interest expense fluctuations.

2004 (In millions of euros)	Currency	Fair value	Notional amount	Maturity < 1 year	Maturity 1 to 5 years	Maturity > 5 years
Foreign exchange risk						
Currency forwards		5.7	416.4	359.4	46.0	11.0
Currency options		(2.3)	24.3	16.1	8.2	
Currency swaps		11.5	500.2	500.2		
Interest rate risk						
Interest rate swaps	EUR	(5.4)	3,000.0	550.0	1,100.0	1,350.0
	USD	(4.0)	433.1	154.2	132.1	146.8
	Other	(3.2)	185.5	10.7	146.2	28.6
Interest rate options (caps / floors)	EUR	(8.0)	950.0	100.0	550.0	300.0
	USD	(0.1)	37.0		37.0	
	Autres					
Commodity risk (Energy)						
Commodity swaps	EUR		2.7	2.7		
	CAD	(0.8)	2.3	2.3		
	USD	(0.3)	3.7	3.7		
	Other		0.3		0.3	

Impact of the fair value recognition of derivative instruments on the balance sheet

2005 (in millions of euros)	IFRS classification	Assets				Liabilities and Equity							
		Deferred tax	Trade receivables	Fair value of derivatives	Total	Net income recognized in equity	Profit for the period	Deferred tax liabilities	Non-current borrowings non courants	Trade and other payables	Current borrowings	Fair value of derivatives	Total
Foreign exchange risk													
Currency forwards hedging future cash flows	CFH (1)	8.7		3.8	12.5	(11.8)	(2.4)	1.3				25.4	12.5
Currency forwards hedging transactions recorded in the accounts	FVH (2)	0.1	5.3	1.0	6.4		(0.2)			0.1	0.6	5.9	6.4
Interest rate risk													
Interest rate swaps	FVH (2)	20.0		58.1	78.1			20.1	58.0				78.1
Swaps and options	CFH (1)	16.4		3.2	19.6	(26.8)	(2.5)	0.9				48.0	19.6
Other derivatives	(3)			0.3	0.3		0.2	0.1					0.3
Total		**45.2**	**5.3**	**66.4**	**116.9**	**(38.6)**	**(4.9)**	**22.4**	**58.0**	**0.1**	**0.6**	**79.3**	**116.9**

(1) CFH: Cash Flow Hedge.
(2) FVH: Fair Value Hedge.
(3) Derivatives not benefiting from hedge accounting.

Interest rate repricing schedule for fixed-rate debt and interest rate risk hedging instruments

2005 (in millions of euros)	Currency of issue	Carrying amount	Nominal amount outstanding	Interest rates reset dates		
				≤ 1 year	1 to 5 years	> 5 years
Original issue - left at fixed rate	EUR	630.1	630.1	47.0	375.3	207.8
Interest rate swaps	EUR		690.4	5.2	555.2	130.0
Caps	EUR		850.0	75.0	775.0	
Original issue - left at fixed rate	USD	426.7	426.7	11.8	330.1	84.8
Interest rate swaps	USD		237.4		152.6	84.8
Caps	USD		84.8		84.8	
Original issue - left at fixed rate	JPY	37.4	37.4	9.9	27.5	
Interest rate swaps	JPY		111.6		82.8	28.8
Caps	JPY					
Original issue - left at fixed rate	CAD					
Interest rate swaps	CAD		51.0	32.8	18.2	
Caps	CAD					

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■ 32. Transactions with related parties

Due to the activities and organizational structure of the Group, only transactions with associates and proportionally consolidated companies are considered to be related party transactions. Transactions performed between these companies and Group subsidiaries are not material.

As of December 31, 2005, there was no provision for doubtful related party receivables.

Contribution to the consolidated balance sheet of proportionately consolidated companies

In millions of euros	2004	2005
Non-current assets	526	602
Current assets	131	138
	657	**740**
Equity	358	423
Non-current liabilities	101	117
Current liabilities	198	200
	657	**740**
Revenues	435	439
Operating expenses	(352)	(359)
Net finance costs	2	5
Profit before tax	85	85
Income taxes	(17)	(17)
Profit for the period	**68**	**68**

Information on associates is presented in note 19.

■ 33. Remuneration allocated to members of the Supervisory and Management Boards

Gross remuneration and benefits paid to members of the Management Board of L'Air Liquide S.A. for all companies in the Group, including fringe benefits, amount to:

In thousands of euros	Amounts with respect to fiscal year 2004 Due	Paid	Amounts with respect to fiscal year 2005 Due	Paid
Benoît Potier				
• fixed portion	860	901	970	970
• variable portion	1,238	826	1,269	1,238
• benefits in-kind	3	3	3	3
Total	**2,101**	**1,730**	**2,242**	**2,211**
Jean-Claude Buono				
• fixed portion	465	465	490	490
• variable portion	522	383	559	522
• benefits in-kind	3	3	3	3
Total	**990**	**851**	**1,052**	**1,015**
Klaus Schmieder (1)				
• fixed portion	294	294	470	470
• variable portion	330		531	330
• benefits in-kind	6	6	18	18
Total	**630**	**300**	**1,019**	**818**

(1) For 2004, time apportioned basis since the date of the taking up of the duties.

In addition, the Company paid additional death, disability and pension plan contributions of 123.7 thousand euros in favor of Benoît Potier.

The whole variable portion of remuneration due for any given fiscal year is paid the following year after the approval of the financial statements.

Share options granted to L'Air Liquide S.A. Management Board and former Chairman and Chief Executive Officer

Total adjusted share options granted to officers and directors, and not exercised as of December 31, 2005, amount to:

	Total share options granted	Average strike price (in euros)	Granted in 2005	Granted over the last five fiscal year
Benoît Potier	198,489	126.35	40,000	145,915
Jean-Claude Buono	102,090	123.12	15,000	64,674
Klaus Schmieder	30,000	134.50	15,000	30,000

Share options granted to corporate officers have the same characteristics as those granted to all option beneficiaries in the Group (see page 123).

82-52

Total share options previously granted to Alain Joly, Chairman of the Supervisory Board, and not exercised as of December 31, 2005, total 117,639 options, with an average strike price of 107 euros. These share options were granted to him prior to 2001, in respect of his duties as Chairman and Chief Executive Officer or as Chief Executive Officer of the Company.

Supervisory Board and Officers' remuneration

Emoluments granted to members of the Supervisory Board and officers of L'Air Liquide S.A., as compensation for their responsibilities in the Group, are as follows:

In millions of euros	2004	2005
Emoluments to members of the Supervisory Board	0.7	0.6
Emoluments to officers	8.4	9.6
Total	**9.1**	**10.2**

Officers include members of both the Management Board and the Executive Committee.

The remuneration policy of senior management takes into account current market practices. It includes a substantial variable portion based on targets of Group earnings growth and individual performance.

■ 34. Commitments

In millions of euros	2004	2005
Commitments linked to:		
Firm purchase orders for fixed assets	165.6	337.2
Lease commitments which cannot be terminated	413.0	367.0
Energy purchases	158.4	204.1
IT systems outsourcing in the United States	11.8	13.5
Guarantees and other	230.9	232.8
Total	**979.7**	**1,154.6**

Movements during the year concern:

- firm orders for the acquisition of property, plant and equipment following investment decisions, notably in Eastern Europe,
- the signature of new energy supply contacts in Europe.

Commitments are given in the normal course of the Group's business.

Operating leases

Assets used in industrial activities are leased under operating lease when the acquisition of such assets does not present any economic benefit. The main assets concerned are utility vehicles and transport equipment.

The Group has no contingent rental commitments, or sub-lease contracts.

Future minimum lease payments payable as of December 31, 2005, under operating lease contracts which cannot be terminated are as follows:

In millions of euros	2004	2005
Due within one year	91	93
Due in one to five years	216	194
Due after five years	106	80
Total	**413**	**367**

■ 35. Contingent liabilities

To the best of the Group's knowledge, there are no exceptional events, litigation or environmental-related issues likely to impact or having impacted in the recent past its assets, financial position or earnings.

■ 36. Greenhouse emission rights

The quotas allocated to Air Liquide (around 1.2 million tons per year in Group share) generally cover most planned emissions. No asset or liability was recognized as of December 31, 2005. The income received from the sale of rights in 2005 was immaterial.

■ 37. Impacts of the first-time adoption of IAS 32 and IAS 39 as of January 1, 2005

IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement have been applied as of January 1, 2005, without the restatement of the 2004 financial statements. The impact of the first-time adoption of these standards breaks down as follows:

In millions of euros	Balance sheet as of December 31, 2004	IAS 32/39 impact	Balance sheet as of January 1, 2005
Goodwill	2,331.6	99.6	2,431.2
Other intangible assets	420.2		420.2
Property, plant and equipment	7,550.9		7,550.9
Non-current financial assets	266.3	(6.1)	260.2
Investments in associates	206.9		206.9
Deferred tax assets	368.2	27.2	395.4
Assets held for sale			
Total non-current assets	**11,144.1**	**120.7**	**11,264.8**
Inventories	652.0		652.0
Trade receivables	2,266.8	(0.2)	2,266.6
Other current assets	377.8	4.3	382.1
Current tax assets			
Current financial assets	456.7	72.0	528.7
Cash in bank	326.8		326.8
Total current assets	4,080.1	76.1	**4,156.2**
Total assets	**15,224.2**	**196.8**	**15,421.0**
Share capital	1,201.1		1,201.1
Additional paid-in capital	76.8		76.8
Consolidated reserves	3,055.7	(35.3)	3,020.4
Treasury shares	(162.1)		(162.1)
Net profit for the period - Group share	780.1		780.1
Capital and reserves - Group share	4,951.6	(35.3)	**4,916.3**
Minority interests	348.2	(32.0)	316.2
Total equity	**5,299.8**	(67.3)	**5,232.5**
Provisions and pensions	1,695.3		1,695.3
Deferred tax liabilities	1,108.5	7.3	1,115.8
Non-current borrowings	4,322.0	174.8	4,496.8
Other non-current liabilities	170.1		170.1
Total non-current liabilities	7,295.9	182.1	**7,478.0**
Provisions and pensions	104.2		104.2
Trade and other payables	1,077.5		1,077.5
Other current liabilities	1,080.5	(33.2)	1,047.3
Income tax payable	67.7		67.7
Current borrowings	298.6	32.7	331.3
Other current financial liabilities		82.5	82.5
Total current liabilities	2,628.5	82.0	**2,710.5**
Total liabilities and equity	**15,224.2**	**196.8**	**15,421.0**

a/ Foreign currency transactions

Derivative instruments designated to hedge foreign exchange risk in foreign currency transactions were recognized at fair value in accordance with IAS 32/39. The management of foreign exchange risk in foreign currency transactions primarily consists in underwriting firm, mainly euro/US dollar, forward purchase/sales contracts. In accordance with IAS 32/39, hedged foreign currency denominated receivables and payables were systematically remeasured at the year-end exchange rate and not the hedging rate.

As fair value hedges for foreign currency transactions are fully effective (the hedging ineffectiveness generated by the impact of premiums/ discounts is immaterial, thus no significant impact on opening equity), the changes in fair value of foreign currency receivables and payables remeasured on the balance sheet at the year-end exchange rate were offset by the impact in profit or loss of the changes in fair value of financial instruments designated for the foreign exchange hedging of the receivables and payables.

For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognized directly in transferable equity, while the change in the fair value of the hedged transaction is not yet recognized in the balance sheet. The impact on transferable equity as of January 1, 2005, after taking into account deferred taxes, was 5.2 million euros.

The change in fair value of the ineffective portion of financial instruments (premium/ discount impacts) is recognized in consolidated reserves. After taking into account deferred taxes, the negative impact was (0.6) million euros.

b/ Interest rate risk hedging

Considering the Group's interest risk hedging policy, the proportion of borrowings exposed to interest rate fluctuations amounted to 1,650 million euros, or around 40% of net indebtedness.

This policy is ensured by the use of swaps or options.

The fair value measurement of fixed-rate lender and floating-rate borrower swaps used to hedge fixed-rate loans resulted in the recognition of a current financial asset of 43.8 million euros. The fixed-rate borrowing is revalued in the same amount.

In addition, the fair value recognition of forward hedges, swaps and options eligible for future cash flow hedge accounting generated a negative impact on the Group's transferable equity of (38.2) million euros, after taking into account deferred taxes.

The ineffective portion of the hedges (premiums/ discounts and instruments not eligible for hedge accounting) generated a negative impact of (1.7) million euros on consolidated reserves after taking into account deferred taxes.

c/ Energy risk hedging

Most of Air Liquide's energy supplies are obtained through forward purchase contracts at a fixed or indexed price. IAS 39 provides for the inclusion within its scope of forward purchases and sales of non-financial assets, once these transactions are deemed similar to derivative instruments.

However, IAS 39 considers that forward contracts for non-financial assets should not be considered as derivatives when they have been entered into to meet the company's "normal" business requirements, resulting in the delivery upon maturity of the underlying for use in the company's industrial process.

As Air Liquide does not purchase electricity or natural gas for the purposes of speculation or arbitrage on commodity price trends, no forward contracts relating to energy meet the definition of a derivative instrument. These contracts were entered into as part of the company's normal business for use in the industrial process.

Furthermore, to hedge against energy price fluctuations, Air Liquide makes forward purchases or sets up hedging swaps relating to natural gas purchases and electricity sales for its cogeneration plants. The fair value recognition of these derivative instruments has no material impact on equity as of January 1, 2005. The negative impact amounted to (0.7) million euros after taking into account deferred taxes.

d/ Put options of minority interests

When acquiring companies, Air Liquide negotiates put options for the securities of minority shareholders.

In accordance with IAS 32, a liability measured at the present value of option's strike price should be recognized.

Pending a position from the IFRIC, Air Liquide has elected to recognize the difference between the carrying amount of minority interests and the strike price of the option in goodwill.

As of January 2005, the impact of the recognition of minority shareholders' put options increased the liability by 131 million euros and reduced minority interests by 31.4 million euros. The difference led to the recognition of additional goodwill for 99.6 million euros.

■ 38. Post-balance sheet events

There are no material items to disclose.

82-52



Main consolidated companies and currency rates

L'Air Liquide S.A. assumes a part of the Group's operating activities in France. It also owns directly or indirectly financial investments in its subsidiaries. L'Air Liquide S.A. mainly receives, from its subsidiaries, dividends and royalties.

L'Air Liquide S.A. assumes treasury centralization for some French subsidiaries.

1. Main changes occured in 2005

The impact of the main changes in consolidation scope in 2005 (compared to 2004) accounts for 163 million euros in the 2005 sales, corresponding to 1.8%, and include:

Messer activities acquired on May 7, 2004:	
• Air Liquide Deutschland GmbH and its subsidiaries (Germany)	
• ALIG Acquisition LLC (United-States)	249.0
• Air Liquide UK Limited (United-Kingdom)	
Deconsolidation of Electronics liquid chemicals in the United-States since April 2005	(85.0)
	163.0

Other main change in scope impacts are explained below:

In millions of euros	Impact on 2005 sales (compared with 2004)
A) Acquisitions and disposals	
Change in scope impacts in 2005	
Disposals:	
• Homecare division sold by AL Healthcare America Corporation (United-States)	(12.2)
• Alpha division sold by Japan Air Gases (Japan)	(11.9)
• Sidergal sold by Air Liquide International	(5.4)
Other acquisitions:	
• Farmec Srl and Farmec Nuova Srl acquired by Laboratoires Anios (France)	6.9
• Tecno Gas Srl and ITO Service acquired by AL Italia (Italy)	3.2
• Rubel Atem- und Sauerstoffgeräte GmbH acquired by VitalAire GmbH (Germany)	1.6
• Braun Meditec acquired by VitalAire GmbH (Germany)	1.1
Change in scope impacts in 2004	
Metrology business Livingston:	
• Trescal France (France) and its subsidiaries (TIS-Livingston S.A., Somelec S.A.)	
• Trescal B.V. (The Netherlands)	10.6
• Trescal Spain (Spain)	
• Trescal GmbH (Germany)	

82-522

In millions of euros	Impact on 2005 sales (compared with 2004)
B) Change in consolidation method	
Americas	
• La Oxigena Paraguaya S.A. in Paraguay (change from the equity method to full consolidation method)	2.7
Europe	
• EnergieVersorgungsCenter (EVC) 1 & 2 Dresden-Wildschdorf in Germany (consolidation by the proportional method since 2005)	23.4
• Air Liquide Ipari Gaztermelo Kft in Hungary (change from the equity method to full consolidation method)	9.8
• AL Bulgaria EOOD in Bulgaria (change from the equity method to full consolidation method)	7.8
• Seppic UK (change from the equity method to full consolidation method in the Chemoxal group)	5.3
• Commercy Belgique (Belgium) and CK Lastechniek B.V. (The Netherlands) previously consolidated by the equity method and now fully consolidated in AL Welding	3.9
• Fleron Gaz Médicaux Services in Belgium (change from the equity method to full consolidation method in AL Belge S.A.)	1.8
C) Mergers and disposals without change in scope impact	
France	
• Logsyal and Prologia sold by AL Services	
Europe	
• Merger of Air Liquide Sanita S.p.A. in Air Liquide Italia S.p.A.	
• Sale of the 39.5% interest in Séchilienne-Sidec	
D) Companies created and fully consolidated in the scope	
Asia-Pacific	
• Air Liquide Qingdao Co. Ltd. (China)	
• Air Liquide Qingdao 2nd Co. Ltd. (China)	
• Air Liquide Rizhao Co. Ltd. (China)	
• Air Liquide Zhejiang Co. Ltd. (China)	
• Air Liquide Zhangjiagang Co. Ltd. (China)	
Main changes in the Group's interests	
Asia-Pacific	
• Following the acquisition of minority interests, the Group's interest in SOAEO is 100% (compared with 87.02% at year-end 2004). Consequently, the Group owns 50% of the HKOAC group (Hong Kong), 50% of SOXAL (Singapore), 100% of AL Thailand Ltd., 100% of AL Philippines Inc. and 100% of P.T. Air Liquide Indonesia at year-end 2005.	
• Following the acquisition of minority interests, the Group's interest in AL Pacific is 100 % (compared with 98.82% at year end 2004). Consequently, the Group owns 100% of Air Liquide Japan Ltd., 55% of Japan Air Gases Ltd., 100% of AL Korea Services (South Korea) and 65% of Air Liquide Far Eastern Ltd. (Taiwan) at year-end 2005.	

■ 2. Currency rates

Main currency rates used:

Average rates

Euros for one currency	2003	2004	2005
USD	0.88	0.80	0.80
CAD	0.63	0.62	0.66
Yen (1,000)	7.64	7.44	7.31

Closing rates

Euros for one currency	2003	2004	2005
USD	0.79	0.73	0.85
CAD	0.62	0.61	0.73
Yen (1,000)	7.40	7.16	7.20

82-52



L'Air Liquide S.A.
Air Liquide International - 100%
Air Liquide International Corp. (USA) - 100%
France
Europe outside France
Americas
Africa and Middle East
Asia-Pacific
Industrial Customers Large Industries Healthcare Electronics Others Related activities and Holdings

Air Liquide Group's Interest, as of December 31, 2005 in:

1. Air Liquide Electronics Materials (France) :
100% including 76.49% held by Air Liquide S.A. and 23.51% by Chemoxal

2. Société des Gaz Industriels de France (France) :
100% including 65.13% held by Air Liquide SA and 34.87% by Siga

3. AIR LIQUIDE Deutschland GmbH (Germany) :
100% including 92.48% held by Air Liquide Industriegase GmbH & Co. KG and 7.52% by Air Liquide International

4. Air Liquide Danmark A.S. (Denmark) :
100% including 43.01% held by Air Liquide International Corp. and 56.99% by Air Liquide International

5. Air Liquide Industrie B.V. (The Netherlands) :
100% including 55.37% held by Air Liquide Eurotonnage and 44.63% by Air Liquide International

6. Sociedade Portuguesa do Ar Liquido (Portugal) :
99.95% including 74% held by Air Liquide International, 25.93% by Air Liquide S.A. and 0.02% by Air Liquide Santé International

7. Carbagas (Switzerland) :
70% including 40% held by Carba Holding and 30% by Air Liquide International

8. Société des Gaz Industriels de la Guadeloupe (Guadeloupe) :
93.50% including 62.34% held by Air Liquide International and 31.16% by SOAEO

9. Société Martiniquaise de L'Air Liquide (Martinique) :
71.70% including 47.79% held by Air Liquide International and 23.91% by SOAEO

10. Air Liquid Proprietary Ltd (South Africa):
83.09% including 80.61% held by Air Liquide International and 2.48% by SOAEO

11. Société d'Oxygène et d'Acetylène de Madagascar (Madagascar) :
73.72% including 36.91% held by Air Liquide International and 36.81% by SOAEO

12. Daesung Sanso (South Korea) :
40% including 20% held by Air Liquide S.A. and 20% by Air Liquide Japan Ltd

13. Air Liquide Shanghai (China):
100% including 90.77% held by Air Liquide International and 9.23% by Air Liquide Japan Ltd

14. Air Liquide Pudong Co. Ltd (China) :
100% including 75% held by Air Liquide Shanghai and 25% held by Air Liquide Japan Ltd

15. Air Liquide Korea Services (South Korea):
100% including 50% held by Air Liquide International and 50% by Air Liquide Japan Ltd

16. Air Liquide Far Eastern Ltd (Taiwan) :
65% including 32.83% held by Air Liquide International and 32.17% by Air Liquide Japan Ltd

17. Air Liquide Australia Ltd (Australia) :
100% including 79.74% held by Air Liquide International Corp. and 20.26% by SOAEO

Companies marked with P are consolidated by proportional method and those marked with E by equity method.
Other companies are fully consolidated.

After the name of each company is given the total Group interest.

Voting rights are not different from the percentages of ownership held.

■ Main consolidated companies

Organization chart under the flap

First-time adoption of IFRS(1)

(1) International Financial Reporting Standards

1. Accounting policies

The preparation of 2004 IFRS financial information is based on the mandatory IFRS / IFRIC standards and interpretations adopted by the European Union as of December 31, 2005 and on any interpretations published on the same date.

The 2004 IFRS financial information was prepared in accordance with IFRS 1 that defines the specific rules to be applied for the first-time adoption of the IFRS primary basis of accounting. The retrospective application to the opening balance sheet of the accounting principles adopted for the preparation of the financial statements under IAS/IFRS, as if they had always been applied, and outlined in section 4. of this chapter, is the general restatement principle.

In accordance with the possibilities offered by IFRS 1, the following options have been adopted:

- the Group has elected not to apply retrospectively IFRS 3 Business Combinations to acquisitions made prior to January 1, 2004,
- the Group has elected not to use the option involving the use of fair value as a presumed cost of intangible assets or property, plant and equipment,
- the Group opted to recognize in equity all deferred actuarial gains and losses relating to employee benefits recorded in the balance sheet as of January 1, 2004,
- IFRS 2 Share-based payment has been applied for share option plans granted after November 7, 2002 and vested after the transition date of January 1, 2004,
- all foreign exchange gains and losses as of January 1, 2004 arising from the translation into euros of the financial statements of foreign subsidiaries located outside the Euro zone have been maintained as a separate component of equity,
- IFRS 5 relating to assets held for sale has been applied as of January 1, 2004.

The Group did not apply in advance IAS 32 Financial instruments: disclosure and presentation and IAS 39 Financial instruments: recognition and measurement as of January 1, 2004. These standards have been applied prospectively as of January 1, 2005, without the restatement of 2004 financial information.

2. Transition tables

The impacts of the standards on the financial statements are summarized in the following tables:

- transition table of the opening balance sheet as of January 1, 2004,
- transition table of the balance sheet as of December 31, 2004,
- transition table of the income statement for the year ended December 31, 2004,
- transition table of the opening balance sheet as of January 1, 2004,
- transition table of the balance sheet as of December 31, 2004,
- transition table of the income statement for the year ended December 31, 2004.

The impacts by standards are analyzed in section 3. for reclassifications and in section 4. for restatements.

IFRS transition - Opening balance sheet reconciliation as of January 1, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
ASSETS				
Non-current assets				
Goodwill	827.4	21.2		848.6
Other intangible assets	224.0	(21.2)	(54.6)	148.2
Property, plant and equipment	5,927.5	141.8	479.4	6,548.7
	6,978.9	**141.8**	**424.8**	**7,545.5**
Other non-current assets				
Non-current financial assets	256.5	35.8	(92.2)	200.1
Investments in associates	268.1			268.1
Deferred tax assets			350.0	350.0
Assets held for sale				
	524.6	**35.8**	**257.8**	**818.2**
Total non-current assets	**7,503.5**	**177.6**	**682.6**	**8,363.7**
Current assets				
Inventories	655.5	(83.5)	0.8	572.8
Trade receivables	1,945.6	(27.0)		1,918.6
Other current assets	462.0	(31.5)		430.5
Current tax assets				
Current financial assets	122.6	(1.0)		121.6
Cash in bank	315.6			315.6
Total current assets	**3,501.3**	**(143.0)**	**0.8**	**3,359.1**
Total assets	**11,004.8**	**34.6**	**683.4**	**11,722.8**
LIABILITIES AND EQUITY				
Capital and reserves				
Share capital	1,099.0			1,099.0
Additional paid-in capital	67.3			67.3
Consolidated reserves	3,434.8		(442.4)	2,992.4
Treasury shares	(247.5)			(247.5)
Net profit for the period	725.6			725.6
	5,079.2		(442.4)	**4,636.8**
Minority interests	460.0		7.6	**467.6**
Total equity	5,539.2		(434.8)	**5,104.4**
Non-current liabilities				
Provisions and pensions	615.0	(103.9)	893.3	1,404.4
Deferred tax liabilities	489.0	120.0	170.5	779.5
Non-current borrowings	1,985.3		28.0	2,013.3
Other non-current liabilities		115.0		115.0
Total non-current liabilities	3,089.3	131.1	1,091.8	4,312.2
Current liabilities				
Provisions and pensions		103.9		103.9
Trade and other payables	936.5	(20.4)		916.1
Other current liabilities	1,053.7	(180.0)	6.4	880.1
Income tax payable	203.0			203.0
Current borrowings	183.1		20.0	203.1
Other current financial liabilities				
Total current liabilities	2,376.3	(96.5)	26.4	2,306.2
Total liabilities and equity	**11,004.8**	**34.6**	**683.4**	**11,722.8**

82-52



Breakdown of IFRS restatements									
IFRS 1	IAS 16	IAS 19	IAS 36	IAS 37	IAS 38	IAS 17	IAS 11	Other	Total restatements
					(54.6)				(54.6)
	417.1		(35.2)	60.1		35.7		1.7	479.4
	417.1		**(35.2)**	**60.1**	**(54.6)**	**35.7**		**1.7**	**424.8**
(92.2)									(92.2)
112.7		217.0	11.3	7.5	13.8	3.7	1.1	(17.1)	350.0
20.5		**217.0**	**11.3**	**7.5**	**13.8**	**3.7**	**1.1**	**(17.1)**	**257.8**
20.5	**417.1**	**217.0**	**(23.9)**	**67.6**	**(40.8)**	**39.4**	**1.1**	**(15.4)**	**682.6**
							(3.2)	4.0	0.8
							(3.2)	4.0	0.8
20.5	**417.1**	**217.0**	**(23.9)**	**67.6**	**(40.8)**	**39.4**	**(2.1)**	**(11.4)**	**683.4**
[illegible]	263.3	(403.0)	(23.9)	(12.4)	(34.6)	(8.1)	(2.1)	(46.1)	(442.4)
(175.5)	**263.3**	**(403.0)**	**(23.9)**	**(12.4)**	**(34.6)**	**(8.1)**	**(2.1)**	**(46.1)**	**(442.4)**
(3.4)	**14.7**				**(0.5)**			**(3.2)**	**7.6**
(178.9)	**278.0**	**(403.0)**	**(23.9)**	**(12.4)**	**(35.1)**	**(8.1)**	**(2.1)**	**(49.3)**	**(434.8)**
199.4	(10.8)	620.0		80.0	(5.7)			10.4	893.3
	149.9							20.6	170.5
						27.5		0.5	28.0
199.4	**139.1**	**620.0**		**80.0**	**(5.7)**	**27.5**		**31.5**	**1,091.8**
								6.4	6.4
						20.0			20.0
						20.0		6.4	26.4
20.5	**417.1**	**217.0**	**(23.9)**	**67.6**	**(40.8)**	**39.4**	**(2.1)**	**(11.4)**	**683.4**

82-52


Consolidated
financial
statements

IFRS transition - Balance sheet reconciliation as of December 31, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
ASSETS				
Non-current assets				
Goodwill	2,310.9	19.9	0.8	2,331.6
Other intangible assets	471.3	(11.9)	(39.2)	420.2
Property, plant and equipment	6,916.4	145.8	488.7	7,550.9
	9,698.6	**153.8**	**450.3**	**10,302.7**
Other non-current assets				
Non-current financial assets	329.6	29.4	(92.7)	266.3
Investments in associates	206.5		0.4	206.9
Deferred tax assets			368.2	368.2
Assets held for sale				
	536.1	**29.4**	**275.9**	**841.4**
Total non-current assets	**10,234.7**	**183.2**	**726.2**	**11,144.1**
Current assets				
Inventories	758.6	(100.8)	(5.8)	652.0
Trade receivables	2,250.3	16.5		2,266.8
Other current assets	396.4	(18.6)		377.8
Current tax assets				
Current financial assets	458.2	(1.5)		456.7
Cash in bank	326.8			326.8
Total current assets	**4,190.3**	**(104.4)**	(5.8)	**4,080.1**
Total assets	**14,425.0**	**78.8**	**720.4**	**15,224.2**
LIABILITIES AND EQUITY				
Capital and reserves				
Share capital	1,201.1			1,201.1
Additional paid-in capital	76.8			76.8
Consolidated reserves	3,480.3		(424.6)	3,055.7
Treasury shares	(162.1)			(162.1)
Net profit for the period	777.5		2.6	780.1
	5,373.6		**(422.0)**	**4,951.6**
Minority interests	**341.5**		**6.7**	**348.2**
Total equity	**5,715.1**		**(415.3)**	**5,299.8**
Non-current liabilities				
Provisions and pensions	989.8	(181.1)	886.6	1,695.3
Deferred tax liabilities	803.9	101.9	202.7	1,108.5
Non-current borrowings	4,300.8	(2.5)	23.7	4,322.0
Other non-current liabilities		170.1		170.1
Total non-current liabilities	**6,094.5**	**88.4**	**1,113.0**	**7,295.9**
Current liabilities				
Provisions and pensions		104.2		104.2
Trade and other payables	1,104.4	(26.9)		1,077.5
Other current liabilities	1,168.8	(88.3)		1,080.5
Income tax payable	67.7			67.7
Current borrowings	274.5	1.4	22.7	298.6
Other current financial liabilities				
Total current liabilities	**2,615.4**	**(9.6)**	**22.7**	**2,628.5**
Total liabilities and equity	**14,425.0**	**78.8**	**720.4**	**15,224.2**

82-522



Breakdown of IFRS restatements									
IFRS 1	IAS 16	IAS 19	IAS 36	IAS 37	IAS 38	IAS 17	IAS 11	Other	Total restatements
								0.8	0.8
					(39.2)				(39.2)
	414.9		(33.1)	60.1		34.5		12.3	488.7
	414.9		(33.1)	60.1	(39.2)	34.5		13.1	450.3
(92.7)									(92.7)
								0.4	0.4
108.9		217.3	11.4	7.5	8.4	3.0	2.0	9.7	368.2
16.2		217.3	11.4	7.5	8.4	3.0	2.0	10.1	275.9
16.2	414.9	217.3	(21.7)	67.6	(30.8)	37.5	2.0	23.2	726.2
							(5.8)		(5.8)
							(5.8)		(5.8)
16.2	**414.9**	**217.3**	**(21.7)**	**67.6**	**(30.8)**	**37.5**	**(3.8)**	**23.2**	**720.4**
(168.7)	259.5	(403.0)	(21.7)	(12.4)	(36.8)	(8.0)	(2.1)	(31.4)	(424.6)
	0.6	(0.5)		(1.3)	10.3		(1.7)	(4.8)	2.6
(168.7)	**260.1**	**(403.5)**	**(21.7)**	**(13.7)**	**(26.5)**	**(8.0)**	**(3.8)**	**(36.2)**	**(422.0)**
(3.4)	13.8				(0.5)			(3.2)	6.7
(172.1)	273.9	(403.5)	(21.7)	(13.7)	(27.0)	(8.0)	(3.8)	(39.4)	(415.3)
188.3	(10.8)	620.8		81.3	(3.8)			10.8	886.6
	151.8							50.9	202.7
						22.8		0.9	23.7
188.3	**141.0**	**620.8**		**81.3**	**(3.8)**	**22.8**		**62.6**	**1,113.0**
						22.7			22.7
						22.7			22.7
16.2	**414.9**	**217.3**	**(21.7)**	**67.6**	**(30.8)**	**37.5**	**(3.8)**	**23.2**	**720.4**

82-52

IFRS transition - Income statement for the year ended December 31, 2004

In millions of euros	Total published	IFRS reclassifications	IFRS restatements	Total IFRS
Revenues	**9,376.2**		**52.2**	**9,428.4**
Purchases (including changes in inventories) [1]	(3,323.9)	9.1	(51.2)	(3,366.0)
Personnel expenses [1]	(1,764.9)	37.8	(2.5)	(1,729.6)
Depreciation and amortization	(914.4)	(14.9)	74.7	(854.6)
Other net operating expenses [1]	(2,096.1)	(2.8)	(4.7)	(2,103.6)
Operating income recurring	**1,276.9**	**29.2**	**68.5**	**1,374.6**
Other non-recurring operating expenses		(43.0)	(107.5)	(150.5)
Operating income	**1,276.9**	**(13.8)**	**(39.0)**	**1,224.1**
Other income (expenses) [2]	(67.7)	67.7		
Net finance costs	(146.2)	(3.1)		(149.3)
Other net financial expenses	2.8	(50.8)	(1.7)	(49.7)
Income taxes	(292.8)		43.3	(249.5)
Share of profit of associates	36.5			36.5
Profit from continuing operations	**809.5**		**2.6**	**812.1**
Profit from discontinued operations	**32.3**			**32.3**
Profit for the period	**841.8**		**2.6**	**844.4**
– Attributable to minority interests	**64.3**			**64.3**
– Attributable to equity holders of the parent	**777.5**		**2.6**	**780.1**

(1) Including the breakdown of production costs of assets capitalized.

(2) Exceptional charges not recognized under IFRS.

82-52



Breakdown of IFRS restatements							
IAS 16	IAS 19	IAS 37	IAS 38	IAS 11	IFRS 3	Other	Total restatements
				52.2			52.2
				(51.2)			(51.2)
	(0.8)					(1.7)	(2.5)
0.9			15.0		67.7	(8.9)	74.7
		(0.8)	0.6	(3.6)		(0.9)	(4.7)
0.9	(0.8)	(0.8)	15.6	(2.6)	67.7	(11.5)	68.5
					(107.5)		(107.5)
0.9	(0.8)	(0.8)	15.6	(2.6)	(39.8)	(11.5)	(39.0)
		(1.2)				(0.5)	(1.7)
(0.3)	0.3	0.7	(5.3)	0.9	40.6	6.4	43.3
0.6	(0.5)	(1.3)	10.3	(1.7)	0.8	(5.6)	2.6
0.6	**(0.5)**	**(1.3)**	**10.3**	**(1.7)**	**0.8**	**(5.6)**	**2.6**
0.6	(0.5)	(1.3)	10.3	(1.7)	0.8	(5.6)	2.6

IFRS transition - Reconciliation of equity as of January 1, 2004

In millions of euros	Capital stock	Additional paid-in capital	Group reserves and retained earnings	Reserves relating to financial instruments	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
Equity published as of December 31, 2003	1,099.0	67.3	4,892.0		(731.6)	(247.5)	5,079.2	460.0	5,539.2
IFRS 1 - First-time adoption of IFRS			(175.5)				(175.5)	(3.4)	(178.9)
IAS 16 - Property, plant and equipment			263.3				263.3	14.7	278.0
IAS 19 - Employee benefits			(403.0)				(403.0)		(403.0)
IAS 36 - Impairment of assets			(23.9)				(23.9)		(23.9)
IAS 37 - Provisions, contingent liabilities and contingent assets			(12.4)				(12.4)		(12.4)
IAS 38 - Intangible assets			(34.6)				(34.6)	(0.5)	(35.1)
IAS 17 - Leases			(8.1)				(8.1)		(8.1)
IAS 11 - Construction contracts			(2.1)				(2.1)		(2.1)
Other standards			(46.1)				(46.1)	(3.2)	(49.3)
Impact of IFRS restatements on 2004 closing equity			(442.4)				(442.4)	7.6	(434.8)
IFRS equity as of January 1, 2004	**1,099.0**	**67.3**	**4,449.6**		**(731.6)**	**(247.5)**	**4,636.8**	**467.6**	**5,104.4**

IFRS transition - Reconciliation of equity as of December 31, 2004

[illegible]	Capital stock	Additional paid-in capital	Group reserves and retained earnings	Reserves relating to financial instruments	Translation reserves	Treasury shares	Attributable to equity holders of the parent	Minority interests	Total equity
[illegible]lished [illegible] December 31, 2004	1,201.0	76.8	5,095.8		(837.9)	(162.1)	5,373.6	341.5	5,715.1
[illegible]S 1 - First-time adoption of IFRS			(175.5)				(175.5)	(3.4)	(178.9)
[illegible]S 16 - Property, plant and equipment			264.8				264.8	13.8	278.6
IAS 19 - Employee benefits			(403.5)				(403.5)		(403.5)
IAS 36 - Impairment of assets			(23.9)				(23.9)		(23.9)
IAS 37 - Provisions, contingent liabilities and contingent assets			(13.7)				(13.7)		(13.7)
IAS 38 - Intangible assets			(24.3)				(24.3)	(0.5)	(24.8)
IAS 17 - Leases			(8.1)				(8.1)		(8.1)
IAS 11 - Construction contracts			(3.8)				(3.8)		(3.8)
Other standards			(49.3)				(49.3)	(3.2)	(52.5)
Foreign exchange differences on opening IFRS restatement					15.3		15.3		15.3
Impact of IFRS restatements on 2004 closing equity			(437.3)		15.3		(422.0)	6.7	(415.3)
IFRS equity as of December 31, 2004	**1,201.0**	**76.8**	**4,658.5**		**(822.6)**	**(162.1)**	**4,951.6**	**348.2**	**5,299.8**

82-52

Statement of cash flows for the year ended December 31, 2004

In millions of euros	2004 French GAAP	IFRS Impact	2004 IFRS
Operating activities			
Profit for the year attributable to equity holders of the parent	777.5	2.6	780.1
Minority interests	64.3		64.3
Adjustments:			
• Depreciation and amortization	914.4	(59.8)	854.6
• Deferred taxes	(46.8)	(43.3)	(90.1)
• Increase (decrease) in provisions	(9.1)	110.0	100.9
• Equity income less dividends received	(5.4)		(5.4)
• Profit / (loss) on disposal of fixed assets	(12.7)		(12.7)
Cash flow from operating activities before changes in working capital	1,682.2	9.5	1,691.7
Changes in working capital	(234.3)	(9.4)	(243.7)
Other	(31.9)	35.7	3.8
Net cash from operating activities	1,416.0	35.8	1,451.8
Investing activities			
Purchase of property, plant and equipment and intangible assets	(875.4)	(25.6)	(901.0)
Purchase of financial assets	(2,858.5)		(2,858.5)
Proceeds from sale of property, plant and equipment and intangible assets	30.7		30.7
Proceeds from sale of financial assets	22.9		22.9
Proceeds from sale of divested activities	699.0		699.0
Net cash from investing activities	(2,981.3)	(25.6)	(3,006.9)
Financing activities			
Dividends paid:			
• L'Air Liquide S.A.	(336.1)		(336.1)
• Minority interests	(153.4)		(153.4)
Proceeds from issues of capital stock	13.3		13.3
Purchase of treasury shares	(44.4)		(44.4)
Increase (decrease) in borrowings	2,376.9	(10.2)	2,366.7
Net cash from financing activities	1,856.3	(10.2)	1,846.1
Effect of exchange rate changes and cash and cash equivalent of newly consolidated companies	37.9		37.9
Net increase (decrease) in cash and cash equivalents	328.9		328.9
Cash and cash equivalents at beginning of period	384.5		384.5
Cash and cash equivalents at end of period	713.4		713.4
Net indebtedness [1]	3,790.3	46.8	3,837.1

(1) The increase in net indebtedness is due to the reclassification of certain finance leases (IAS17).

82-52

■ 3. Reclassifications in the 2004 opening and closing balance sheets and the income statements for the year ended December 31, 2004

IFRS transition - Breakdown of balance sheet reclassifications

	Balance sheet as of January 1, 2004					
In millions of euros	IAS 1	IAS 11	IAS 12	IAS 16	IAS 38	Total
ASSETS						
Non-current assets						
Goodwill					21.2	21.2
Other intangible assets					(21.2)	(21.2)
Property, plant and equipment			120.0	21.8		141.8
			120.0	21.8		141.8
Other non-current assets						
Non-current financial assets	35.8					35.8
Investments in associates						
Deferred tax assets						
Assets held for sale						
	35.8					35.8
Total non-current assets	**35.8**		**120.0**	**21.8**		**177.6**
Current assets						
Inventories		(61.7)		(21.8)		(83.5)
Trade receivables	(88.7)	61.7				(27.0)
Other current assets	(31.5)					(31.5)
Current tax assets						
Current financial assets	(1.0)					(1.0)
Cash in bank						
Total current assets	(121.2)			(21.8)		(143.0)
Total assets	**(85.4)**		**120.0**			**34.6**
LIABILITIES AND EQUITY						
Total equity						
Non-current liabilities						
Provisions and pensions	(103.9)					(103.9)
Deferred tax liabilities			120.0			120.0
Non-current borrowings						
Other non-current liabilities	115.0					115.0
Total non-current liabilities	**11.1**		120.0			**131.1**
Current liabilities						
Provisions and pensions	103.9					103.9
Trade and other payables	(20.4)					(20.4)
Other current liabilities	(180.0)					(180.0)
Income tax payable						
Current borrowings						
Other current financial liabilities						
Total current liabilities	(96.5)					(96.5)
Total liabilities and equity	**(85.4)**		**120.0**			

82-52:



Balance sheet as of December 31, 2004					
IAS 1	IAS 11	IAS 12	IAS 16	IAS 38	Total
				19.9	19.9
				(11.9)	(11.9)
	28.8	101.9	23.1	(8.0)	145.8
	28.8	**101.9**	**23.1**		**153.8**
29.4					29.4
29.4					29.4
29.4	**28.8**	**101.9**	**23.1**		**183.2**
	(77.7)		(23.1)		(100.8)
(32.4)	48.9				16.5
(18.6)					(18.6)
(1.5)					(1.5)
(52.5)	(28.8)		(23.1)		(104.4)
(23.1)		**101.9**			**78.8**
(181.1)					(181.1)
		101.9			101.9
(2.5)					(2.5)
170.1					170.1
(13.5)		**101.9**			**88.4**
104.2					104.2
(26.9)					(26.9)
(88.3)					(88.3)
1.4					1.4
(9.6)					(9.6)
(23.1)		**101.9**			**78.8**

82-52

3.1. Breakdown of balance sheet IFRS reclassifications

a/ IAS 1

Non-current financial assets

The long-term fund deposits paid to Large Industries suppliers, recorded in other current operating assets, were reclassified to non-current assets (31.5 million euros as of January 1, 2004).

Trade receivables

Contrary to previous years, certain current assets and liabilities relating to the charging of deposits on containers made available to certain customers ((88.7) million euros as of January 1, 2004) were offset in other operating liabilities.

Other non-current liabilities

The long-term fund deposits and packaging guarantee deposits paid by customers (115 million euros as of January 1, 2004) was reclassified from other operating liabilities to other non-current liabilities.

Provisions and pensions

Provisions and pensions were allocated between non-current and current liabilities according to risks and payments maturing in less than one year and in the long term.

b/ IAS 11

The revenue generated by construction contracts previously recognized at completion was restated using the percentage of completion method. This resulted in a reclassification from inventories and work-in-progress to trade receivables in the amount of 61.7 million euros as of January 1, 2004.

c/ IAS 12

For certain acquisitions in the US, the asset revaluations in the consolidated balance sheet had been recognized net of deferred taxes. Upon transition to IFRS, a reclassification of 120 million euros was performed between property, plant and equipment and deferred tax liabilities, without impact on consolidated net equity.

d/ IAS 16

This reclassification concerns the transfer of strategic spare parts inventories for Large Industries plants to property, plant and equipment in the amount of 21.8 million euros as of January 1, 2004.

e/ IAS 38

Certain businesses arising from business combinations that do not meet the IFRS recognition criteria of an intangible asset were reclassified to goodwill in the net amount of 21.2 million euros as of January 1, 2004.

3.2. Breakdown of income statement IFRS reclassifications for the year ended December 31, 2004

In millions of euros	IAS1	IAS11	IAS17	IAS19	Total
Revenues					
Purchases (including changes in inventories)		9.1			9.1
Personnel expenses		5.4		32.4	37.8
Depreciation and amortization			(14.9)		(14.9)
Other net operating expenses	(24.7)	(14.5)	17.2	19.2	(2.8)
Operating income recurring	(24.7)		2.3	51.6	29.2
Other non-recurring operating expenses	(43.0)				(43.0)
Operating income	(67.7)		2.3	51.6	(13.8)
Other income (expenses)	67.7				67.7
Net finance costs			(3.1)		(3.1)
Other net financial expenses			0.8	(51.6)	(50.8)
Income taxes					
Share of profit of associates					
Profit from continuing operations					
Profit from discontinued operations					
Profit for the period	0.0	0.0	0.0	0.0	0.0
– Attributable to minority interests					
– Attributable to equity holders of the parent					

a/ IAS 1

Exceptional items are not recognized under IFRS. In accordance ··h the recommendation of the French National Council of ··nting (CNC) adopted on October 27, 2004, material non-cur- ··nsactions that may affect operating performance are clas- ·u as other operating profit and expenses. They mainly include:

- unusual and significant gains and losses on disposals of assets, impairment losses on intangible assets and property, plant and equipment,
- major restructuring costs resulting from unusual significant plans that could distort operating performance,
- very significant charges to provisions and impairment losses.

The amounts recognized in other income (expense), in 2004 ((67.7) million euros for the year ended December 31, 2004) were reclassified to recurring operating profit, except for restructuring costs and an one-off charge to provisions relating to the installation of state-of-the-art technologies ((43) million euros for the year ended December 31, 2004) that were maintained in other non recurring operating expenses.

b/ IAS 11

The reclassification arises from the impact of the percentage of completion method used in the Engineering and Construction activity on the Group's production costs of fixed assets capitalized.

c/ IAS 17

An analysis of the substance of certain leases led to the reclassification of certain operating leases, mainly office and semi-trailer leases, to finance leases.

The recognition of the total minimum payments in property, plant and equipment and borrowings led to a reclassification of operating lease expenses recorded under purchases in the amount of 17.2 million euros to amortization ((14.9) million euros) and net financial expenses ((2.3) million euros) for the year ended December 31, 2004. Since the term of the leases was identical to the useful life of the leased assets, their reclassification had no impact on profit or loss.

d/ IAS 19

Air Liquide elected to present in net finance costs the charge arising from the discounting of defined benefit plans and the gains corresponding to the expected return on the pension plans' assets.

This choice of presentation led to the reclassification of a portion of the charge relating to employee benefits (recognized in operating expense under French GAAP) to financial expenses in the amount of (51.6) million euros for the period ended December 31, 2004.

4. Restatements in the 2004 opening and closing balance sheets and the income statements for the year ended December 31, 2004

4.1. IFRS 1 - First-time adoption of IFRS

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Non-current financial assets	(92.2)	(92.7)
Deferred tax assets	112.7	108.9
Total non-current assets	**20.5**	**16.2**
Total assets	**20.5**	**16.2**
Equity	**(178.9)**	**(172.1)**
Provisions and pensions	199.4	188.3
Total non-current liabilities	**199.4**	**188.3**
Total liabilities and equity	**20.5**	**16.2**

All actuarial gains and losses relating to defined benefit pension plans not recognized at the IFRS transition date were allocated to opening equity. These gains and losses break down as follows:

• an immediate recognition of deferred pension costs in the net amount of (92.2) million euros, primarily from North America and Spain,

• the recognition of provisions in the amount of 199.4 million euros in order to cover financing losses calculated using discounted assumptions. These losses mainly concern North America and Germany.

After the recognition of a deferred tax asset of 112.7 million euros, these restatements have a negative impact of (178.9) million euros on equity as of January 1, 2004.

4.2. IAS 16 - Property, plant and equipment

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	417.1	414.9
Investments in associates		
Deferred tax assets		
Total non-current assets	**417.1**	**414.9**
Total assets	**417.1**	**414.9**
Consolidated reserves	263.3	259.5
Net profit for the period		0.6
Minority interests	14.7	13.8
Equity	**278.0**	273.9
Provisions and pensions	(10.8)	(10.8)
Deferred tax liabilities	149.9	151.8
Total non-current liabilities	139.1	141.0
Total liabilities and equity	**417.1**	**414.9**

In millions of euros	2004 profit
Depreciation and amortization	0.9
Recurring operating profit	**0.9**
Income taxes	(0.3)
Profit for the period	**0.6**

The extension of the expected useful lives of certain assets led the Group to modify their depreciation periods with retroactive application to the acquisition date. These changes summarized in the table below increase the net carrying amount of the items of property, plant and equipment by 450 million euros. After taking into account deferred taxes, equity as of January 1, 2004 rose by 291 million euros.

Depreciation periods	French GAAP	IFRS
Gas production units connected to a pipeline network	15 years	20 years
Pipelines (networks)	25 years	30 years
Liquid gas production units	15 years	20 years
Liquid gas bulk vessels	10 years	20 years

The component approach which led to an acceleration in the depreciation of certain asset subcomponents resulted in a (33) million euros decrease in property, plant and equipment (including 11 million euros for the component treatment of major overhaul costs of co-generation units) and a negative net impact on equity of (13) million euros.

82-52

4.3. IAS 19 - Employee benefits

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Deferred tax assets	217.0	217.3
Total actifs non courants	**217.0**	**217.3**
Total assets	**217.0**	**217.3**
Consolidated reserves	(403.0)	(403.0)
Net profit for the period		(0.5)
Equity	**(403.0)**	**(403.5)**
Provisions and pensions	620.0	620.8
Total non-current liabilities	**620.0**	**620.8**
Total liabilities and equity	**217.0**	**217.3**

In millions of euros	2004 profit
Personnel expenses	(0.8)
Recurring operating profit	**(0.8)**
Income taxes	0.3
Profit for the period	**(0.5)**

Air Liquide and some of its French subsidiaries grant retirees and certain active employees additional benefits beyond the normal pension plans. These benefits and plans are all based on the employee's final salary. The supplementary plans are now closed. The annual amount paid with respect to these plans cannot exceed a percentage of payroll or, in certain cases, of the pre-tax profit for the relevant companies.

IAS 19, Employee Benefits characterizes defined contribution plans very precisely and restrictively and indicates that any plan not complying fully with the conditions imposed is a defined benefit plan by default.

As a result, the restricted definition given to defined benefit plans has forced Air Liquide to state the retirement supplement as a defined benefit plan, despite the existence of these limits that restrict the company's obligations and the fact that the obligations are not of a stable and continuous nature.

This qualification as a defined benefit plan results in the recognition of a provision against future obligations. The existence of limits on these obligations creates uncertainty in the valuation of amounts that will actually be paid to retirees.

Considering the difficulty in quantifying the impact of the limits, the provision recorded corresponds to the actuarial value of the amounts to be paid out to pensioners until the plan disappears, excluding the impact of these limits.

The addition provision relating to these "top-hat" schemes recognized in the financial statements as of January 1, 2004 totaled 620 million euros. After taking deferred taxes into consideration, the opening equity as of January 1, 2004, was consequently reduced by (403) million euros.

This reclassification did not have a material impact on 2004 profit or loss.

4.4. IAS 36 - Impairment of assets

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	(35.2)	(33.1)
Deferred tax assets	11.3	11.4
Total non-current assets	**(23.9)**	**(21.7)**
Total assets	**(23.9)**	**(21.7)**
Consolidated reserves	(23.9)	(21.7)
Equity	**(23.9)**	**(21.7)**
Total liabilities and equity	**(23.9)**	**(21.7)**

Unlike current French accounting practices, IAS 36 requires the discounting of future cash flows to determine the value in use of assets. This discounting obligation resulted in the value in use of five of the Group's industrial sites (among several hundred), located in North America, Brazil and Europe, to be recognized at an amount lower than the net carrying amount. The resulting impairment loss totaled (35.2) million euros before tax, i.e. a negative net impact on opening equity of (23.9) million euros.

4.5. IAS 37 - Provisions, contingent assets and contingent liabilities

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	60.1	60.1
Deferred tax assets	7.5	7.5
Total non-current assets	67.6	67.6
Total assets	**67.6**	**67.6**
Consolidated reserves	(12.4)	(12.4)
Profit for the period		(1.3)
Equity	(12.4)	(13.7)
Provisions and pensions	80.0	81.3
Total non-current liabilities	80.0	81.3
Total liabilities and equity	**67.6**	**67.6**

In millions of euros	2004 profit
Other net operating expenses	(0.8)
Operating income recurring	**(0.8)**
Other net financial expenses	(1.2)
Income taxes	0.7
Income for the period	**(1.3)**

Costs of dismantling, removal or reconditioning of a site on which an asset is located must be included in the acquisition costs of property, plant and equipment and amortized by offsetting such costs against the liability incurred which is recognized as a provision.

This measure applies to Air Liquide for bulk vessels, on-site and production units located on land owned by a third party (usually the customer).

The recognition of these future disassembly and dismantling costs resulted in an additional provision of 80 million euros after discounting, offset against an item of property, plant and equipment.

The cumulative depreciation of this item of property, plant and equipment as of January 1, 2004 generated a negative impact on opening equity of (12.4) million euros, after taking into account the corresponding deferred taxes.

The impact of discounting recognized in financial expense before tax amounted to (1.2) million euros for 2004.

4.6. IAS 38 - Other intangible assets

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Other intangible assets	(54.6)	(39.2)
Deferred tax assets	13.8	8.4
Total non-current assets	(40.8)	(30.8)
Total assets	**(40.8)**	**(30.8)**
Consolidated reserves	(34.6)	(36.8)
Net profit for the period		10.3
Minority interests	(0.5)	(0.5)
Equity	(35.1)	(27.0)
Provisions and pensions	(5.7)	(3.8)
Total non-current liabilities	(5.7)	(3.8)
Total liabilities and equity	**(40.8)**	**(30.8)**

In millions of euros	2004 profit
Depreciation and amortization	15.0
Other net operating expenses	0.6
Operating income recurring	**15.6**
Income taxes	(5.3)
Income for the period	**10.3**

Certain set-up costs and deferred charges recorded under French accounting principles do not satisfy the definition or conditions for recognition of an intangible asset under IFRS and were cancelled in the amount of 54.6 million euros.

The negative net impact on the opening equity totaled (35.1) million euros.

The cancellation of these intangible assets led to a reversal of the corresponding amortization charge for 15 million euros and a net impact of 10.3 million euros on profit or loss in respect of 2004.

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4.7. IAS 17 - Leases

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Property, plant and equipment	35.7	34.5
Deferred tax assets	3.7	3.0
Total non-current assets	**39.4**	**37.5**
Total assets	**39.4**	**37.5**
Equity	(8.1)	(8.0)
Non-current borrowings	27.5	22.8
Total non-current liabilities	27.5	22.8
Current borrowings	20.0	22.7
Total current liabilities	20.0	22.7
Total liabilities and equity	**39.4**	**37.5**

Certain operating leases were reclassified as finance leases following analysis of their substance. This mainly concerned real estate, IT and transport equipment leases and resulted in an increase in fixed assets of 35.7 million euros and an increase in the corresponding liability of 47.5 million euros. The negative net impact on equity as of January 1, 2004 amounted to (8.1) million euros.

4.8. IAS 11 - Construction contracts

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Deferred tax assets	1.1	2.0
Total non-current assets	1.1	2.0
Inventories	(3.2)	(5.8)
Total current assets	(3.2)	(5.8)
Total assets	**(2.1)**	**(3.8)**
Consolidated reserves	(2.1)	(2.1)
Net profit for the period		(1.7)
Equity	(2.1)	(3.8)
Total liabilities and equity	**(2.1)**	**(3.8)**

In millions of euros	2004 profit
Revenues	52.2
Purchases (including changes in inventories)	(51.2)
Other net operating expenses	(3.6)
Operating income recurring	(2.6)
Income taxes	0.9
Income for the period	**(1.7)**

Engineering and construction contracts recognized at completion under French accounting principles are now recognized using the percentage of completion method under IFRS.

Certain estimates for contracts not signed at the year-end were recognized in work-in-progress under French accounting principles. They are immediately expensed under IFRS. The negative impact on opening net equity totaled (2.1) million euros.

The recognition of profits using the percentage of completion method and the immediate recognition of estimates in expenses for contracts not signed at the year-end generated a negative impact of (1.7) million euros on 2004 profit or loss.

4.9. IFRS 3 - Business Combinations

In millions of euros	2004 opening balance sheet	2004 closing balance sheet
Goodwill		0.8
Total non-current assets		**0.8**
Total assets		**0.8**
Net profit for the period		0.8
Equity		0.8

In millions of euros	2004 profit
Depreciation and amortization	67.7
Other net operating expenses	(107.5)
Operating profit/(loss)	**(39.8)**
Income taxess	40.6
Profit for the period	**0.8**

In accordance with IFRS 3, goodwill is no longer amortized and is subject to an annual impairment test. Hence, the amortization recognized under French accounting principles was cancelled for 67.7 million euros for the year ended December 31, 2004.

Furthermore, the restructuring costs relating to the acquisition of Messer activities included in goodwill under French accounting principles in 2004 should be expensed under IFRS. They correspond to an expense of 107.5 million euros i.e. a net expense of 66.9 million euros for the year ended December 31, 2004.

4.10. Other restatements

The other IFRS restatements concern:

a/ The application of IFRS 2 Share-based payment to the share option plans granted to executive managers and employees as of November 7, 2002. The impact on net equity as of January 1, 2004 is nil. The negative impact on the 2004 profit or loss amounted to (2.5) million euros.

b/ The recognition of deferred tax liabilities not recognized under French accounting principles and the consideration in IFRS restatements of changes in tax rates in France in 2004 had a negative impact of (22.3) million euros on net equity as of January 1, 2004 and a negative impact of (6.1) million euros on 2004 profit or loss. Deferred tax assets and liabilities were de-netted in accordance with IFRS. This de-netting led to the recognition of a deferred tax asset of 350 million euros.

c/ The change in the functional currency of subsidiaries in Brazil and Chile in accordance with IAS 21 (negative impact on 2004 opening net equity of (23.9) million euros, impact on 2004 profit or loss of 3.7 million euros).

■ 5. Restatements and reclassifications in the cash flow statements for the year ended December 31, 2004

The impacts on cash flow from operating activities result from finance leases (IAS 17), the Engineering and Construction activity (IAS 11) and the change in functional currency in Brazil and Chile (IAS 21).

The impacts on working capital were primarily attributable to the Engineering and Construction activity (IAS 11).

The impacts on investment payments arise from finance leases (IAS 17) and the Engineering and Construction activity (IAS 11).

The impact on net indebtedness results from the capitalization of finance leases (IAS 17).

Statutory auditors' report on the consolidated financial statements

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether qualified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report, [together with the statutory auditors' report addressing financial and accounting information in the Presidents' report an internal control], should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

(Free translation of a French language original)

In compliance with the assignment entrusted to us by your Shareholder's Meeting, we have audited the accompanying consolidated financial statements of L'Air Liquide S.A. for the year ended December 31, 2005,

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS's, as adopted by the European Union. They include comparative information restated in accordance with the same standards in respect of financial year 2004, except for standard IAS 32 and 39 that according to the option granted by IFRS 1, have been applied by the Company as from January 1st, 2005 only.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union

Justification of our assessments

In accordance with the requirements of article L 823-9 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

• Intangible assets and Goodwill were subject to impairment tests performed in accordance with the principles set out in note 4.5.a of the consolidated financial statements relating to valuation methods. We have reviewed the soundness of the chosen approach and the assumptions used for these impairment tests.

• We have reviewed the methodology used to recognize reserves for risks and charges. In particular, we assessed the process set out by the Management to identify and evaluate the risks. We ensured that such provisions were recognized in accordance with the accounting principles described in the notes 4.11.a and 4.11.b of the consolidated financial statements.

These assessments were made in the context of the performance of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report regarding the fair presentation and its consistency with the consolidated financial statements.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

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Statutory
accounts


of the parent
company

Contents

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Balance sheet

For the year ended December 31

In millions of euros	As of December 31, 2004 Net	As of December 31, 2005 Gross	Depreciation, amortization and provision	Net
ASSETS				
Intangible asets	**14.8**	**188.9**	**125.2**	**63.7**
Tangible assets				
Land	24.1	36.9	12.8	24.1
Real estate units - Additional value arising from revaluation		2.1	2.1	
Buildings	26.9	79.9	49.1	30.8
Plant, machinery and equipment	41.9	279.3	201.0	78.3
Recyclable sales packaging	0.3	0.5	0.2	0.3
Other tangible assets	14.9	56.6	39.5	17.1
Tangible assets under construction	14.4	11.8		11.8
Prepayments - tangible assets	1.0	1.2		1.2
	123.5	**468.3**	**304.7**	**163.6**
Long-term investments				
Equity investments	7,064.2	6,645.4	48.7	6,596.7
Loans to equity affiliates	1.7	1.2		1.2
Other long-term investment securities	166.4	88.0	12.5	75.5
Loans	9.1	3.1		3.1
Other long-term investments	2.2	2.5		2.5
	7,243.6	**6,740.2**	**61.2**	**6,679.0**
Total non-current assets	**7,381.9**	**7,397.4**	**491.1**	**6,906.3**
Inventories and work-in-progress				
Raw materials and other supplies	8.2	8.7		8.7
Work-in-progress	17.0	11.1	1.9	9.2
Semi-finished and finished goods	37.7	41.2	3.1	38.1
	62.9	**61.0**	**5.0**	**56.0**
Prepayments and advances paid to suppliers	**47.5**	**32.7**		**32.7**
Trade receivables				
Trade receivables and related accounts	422.0	393.3	16.1	377.2
Amounts receivable from affiliates and other receivables	581.3	685.0	1.8	683.2
	1,003.3	**1,078.3**	**17.9**	**1,060.4**
Bank, postal checks, cash	**7.8**	**8.8**		**8.8**
Prepayments and miscellaneous	**5.6**	**3.7**		**3.7**
	1,127.1	**1,184.5**	**22.9**	**1,161.6**
Deferred charges	**122.2**	**1.7**		**1.7**
Bond redemption premiums	**2.5**	**2.1**		**2.1**
Unrealized foreign exchange losses	**0.4**			
Total assets	**8,634.1**	**8,585.7**	**514.0**	**8,071.7**

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In millions of euros	As of December 31, 2004 Before approval of the financial statements	As of December 31, 2005 Before approval of the financial statements	After approval of the financial statements
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders'equity			
Share capital	1,201.0	1,204.9	1,204.9
Additional paid-in capital	76.6	147.4	147.4
Revaluation reserve	25.7	25.5	25.5
Reserves:			
• Legal reserve	110.9	120.1	120.5
• Tax-driven reserves	350.6	307.8	307.8
• General reserve	71.3	29.0	29.0
• Contingency reserve	69.5	69.5	69.5
• Depreciation or amortization fund	2.3	2.3	2.3
• Translation reserve	7.7	7.7	7.7
Retained earnings	731.8	694.4	859.0
Net profit for the year	383.9	597.1	
Sub-total			**2,773.6**
Accelerated depreciation	9.5	49.1	49.1
Other tax-driven provisions	0.2	0.2	0.2
	3,041.0	**3,255.0**	**2,822.9**
Provisions			
Provisions for contingencies	59.6	70.6	70.6
ovisions for losses	2.8	25.0	25.0
	62.4	**95.6**	**95.6**
abilities			
ther bonds	1,000.0	1,000.0	1,000.0
Bank borrowings	2,129.1	923.7	923.7
Other borrowings	45.7	45.0	45.0
Prepayments received from customers	109.8	95.5	95.5
Trade payables and related accounts	274.7	248.7	248.7
Tax and employee-related liabilities	117.7	202.5	202.5
Amounts payable in respect of fixed assets and related a/cs	4.6	5.0	5.0
Amounts payable to affiliates and other liabilities	1,818.5	2,170.0	2,170.0
Dividends			432.1
Deferred income and miscellaneous	30.4	**30.7**	**30.7**
	5,530.5	**4,721.1**	**5,153.2**
Unrealized foreign exchange gains	0.2		
Total liabilities and shareholder's equity	8,634.1	**8,071.7**	**8,071.7**

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Income statement

For the year ended December 31

In millions of euros	2004	2005
Operating revenues		
Sales of:		
• Goods	992.4	1,053.3
• Services and related activities	355.2	406.8
Net revenues	**1,347.6**	**1,460.1**
Change in inventories of goods and services	1.9	(8.8)
Production of assets capitalized	4.3	30.1
Operating subsidies	1.2	0.7
Reversals of provisions	21.4	13.6
Expense reclassifications	114.9	4.0
Other revenues	143.8	162.9
Sub-total	**287.5**	**202.5**
Total I	**1,635.1**	**1,662.6**
Operating expenses		
Purchases of raw materials and other supplies	155.1	173.4
Change in inventories of raw materials and supplies	(1.1)	0.7
Other purchases	357.3	376.8
External charges	530.1	494.8
Duties and taxes other than corporate income tax	31.1	28.9
Wages, salaries and provisions for paid vacation	225.5	238.0
Social security contributions and similar charges	163.6	169.6
Depreciation, amortization and impairment losses:		
• On non-current assets: depreciation and amortization	58.9	45.3
• On current assets: depreciation	10.9	8.2
For contingencies and losses: charges to provisions	6.0	1.8
Other charges	7.4	10.9
Total II	**1,544.8**	**1,548.4**
Net operating profit / (loss) (I-II)	**90.3**	**114.2**

82-52:

(in millions of euros)	2004	2005
Financial income		
Financial income from equity affiliates	433.1	525.2
Revenues from other marketable securities and long-term loans	11.7	11.3
Other interest and similar income	0.1	
Reversals of impairment and provisions	0.8	0.4
Foreign exchange gains	2.5	1.9
Total III	448.2	**538.8**
Financial expenses		
Amortization, impairment and provisions	0.7	0.7
Interest and similar charges	127.4	157.3
Foreign exchange losses	1.7	2.4
Total IV	129.8	**160.4**
Net profit/(loss) from financial items (III-IV)	**318.4**	**378.4**
Net profit/(loss) from the ordinary activities before tax (I-II+III-IV)	**408.7**	**492.6**
Exceptional income		
Exceptional income from non-capital transactions	103.5	9.8
Exceptional income from capital transactions	229.2	297.8
Reversals of impairment and provisions	4.3	3.8
Total V	337.0	**311.4**
Exceptional expenses		
Exceptional charges on non-capital transactions	39.7	3.2
Exceptional charges on capital transactions	228.8	111.8
Exceptional depreciation, amortization, impairment and provisions	81.3	56.4
Total VI	349.8	**171.4**
Net exceptional items (V-VI)	**(12.8)**	**140.0**
Statutory employee profit-sharing	2.0	**1.7**
Corporate income tax	10.0	**33.8**
Net profit for the year	383.9	**597.1**
Of which non-recurring capital gains		155.8


Notes

■ Preliminary note: New accounting standards

The adoption of the new IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) standards enacted by the IASB (International Accounting Standard Board), and adopted by the European Union (EC regulation 1606/2002 of July 19, 2002), requires consolidated financial statements to be prepared on in accordance with these principles. In addition, EU Member States have the option of extending this obligation to the statutory accounts of listed companies.

France has not extended this option to statutory accounts, but has modernized the French General Chart of Accounts on the basis of the international accounting standards.

The financial statements of L'Air Liquide S.A. for the year ended December 31, 2005, have been prepared in accordance with the new accounting standards applicable to statutory accounts as from January 1, 2005, and stipulated in the following regulations of the French Accounting Regulation Committee (Comité de la Réglementation Comptable), the CRC 2002-10 of December 12, 2002, 2003-07 of December 12, 2003 and 2004-06 of November 23, 2004 on the definition, measurement, recognition, impairment and depreciation, and amortization of assets.

With regard to taxation, the French Tax Inspectorate published administrative directive 4 A-13-05 no. 213 of December 30, 2005, listing all tax adjustments and specifying the convergence between the new accounting standards and taxation rules.

The application of these new rules had the following impacts:

Depreciation and amortization

CRC 2002-10 regulation of December 12, 2002 amends the terms and conditions for asset depreciation by adopting the actual useful lives of the assets, as applied for the preparation of the consolidated financial statements, instead of the periods of use adopted previously in the statutory accounts.

The main changes concern:

• plant:	20 years instead of 10 years
• pipelines:	30 years (or term of the contract) instead of 10 years

The extension of certain depreciation periods led to the retroactive calculation of depreciation as of January 1, 2005. The difference arising from this recalculation for an amount of 42.4 million euros was transferred from assets to the accelerated depreciation heading included in the equity.

With regard to taxation, the changes in depreciation periods had no impact, as the periods of use were maintained.

Deferred charges

Costs which could previously be recognized as deferred charges must be immediately recognized as expenses. They may, however, be capitalized if they qualify for the definition and recognition criteria of assets.

This new definition led the Company to perform the following transfers:

• reclassification to intangible assets of the net carrying amount of the development costs of certain IT projects, previously classified as deferred charges, in the amount of 52.6 millions euros,

• reclassification to equity (retained earnings) of the costs incurred in 2004 for the acquisition of Messer Group activities, previously classified as deferred charges, in the amount of 66.3 millions euros.



■ Accounting policies

1. General principles

The balance sheet and income statement of L'Air Liquide S.A. have been prepared in accordance with the French General Chart of Accounts (Plan Comptable Général) and the French Company Law (Code de commerce), and particularly in compliance with the new accounting rules specified by the French Accounting Regulation Committee (Comité de la Réglementation Comptable) CRC 2002-10 of December 12, 2002 and 2004-06 of November 23, 2004 regulations regarding the definition, measurement, recognition, impairment and depreciation and amortization of assets.

2. Non-current assets

a/ Intangible assets

Internally generated intangible assets mainly represent the development costs of information management systems. They are capitalized only if they generate probable future economic benefits. Internal and external costs corresponding to detailed application design, programming, the performance of tests and the drafting of technical documentation intended for internal or external use are capitalized.

Significant maintenance and improvement costs are added to the initial cost of assets if they specifically meet the capitalization criteria.

Other intangible assets include separately acquired intangible assets such as software, licenses, certain businesses and intellectual property rights and are measured at acquisition cost.

Intangible assets are amortized according to the straight-line method over their estimated useful lives. Information management systems are generally amortized over 5 years.

b/ Property, plant and equipment

Land, buildings and equipment are recognized at historical cost, with the exception of items of property, plant and equipment acquired prior to December 31, 1976 which are stated at their revalued amount on this date, under the provisions of Law 76-1232 of December 29, 1976. Interim interest expense is not included in the cost.

Where appropriate, the costs of dismantling or retiring an asset are added to the initial cost of the asset and a provision is recognized to cover such costs.

Where components of a tangible asset have different useful lives, they are accounted for separately and depreciated over their own useful lives.

Depreciation is computed according to the straight-line method over their estimated useful lives as follows.

- buildings: 20 years,
- cylinders: 10 to 20 years,
- plants: 15 to 20 years,
- pipelines: 15 to 35 years,
- other equipment: 5 to 15 years.

Land is not depreciated.

c/ Impairment of intangible and tangible assets

The Company assesses at each closing date whether there is any indication of impairment loss of intangible and tangible assets. If such indications exist, an impairment test is performed to assess whether the carrying amount of the asset exceeds its present value, which is defined as the higher of its fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value as for an investment decision.

When the present amount of an asset is lower than its net carrying amount, an impairment loss is recognized in the income statement. When the present value exceeds the carrying amount, the previously recognized impairment is reversed to the income statement.

d/ Equity investments

Equity investments are recognized at their initial amount on the entry date, with the exception of those subject to a revaluation as provided by Law 76-1232 of December 29, 1976. Share acquisition costs, that are not representative of market value, are expensed.

When the carrying amount, determined using the criteria normally adopted for the measurement of equity investments (capital value, net asset value), is lower than the gross amount, an impairment loss is recognized for the difference.

e/ Other long-term investment securities

When the Company purchases its own shares, they are recognized at cost as treasury shares in other long-term investment securities. The gains or losses on disposal of treasury shares contribute to net profit for the year.

82-52

3. Inventories and work-in-progress

Raw materials, supplies and goods are mainly measured at weighted average cost.

Work-in-progress and finished goods are measured at production cost calculated using a standard cost adjusted for annual cost variances. Production costs include direct and indirect production expenses.

A provision is recognized for inventories and work-in-progress when the estimated realizable amount is lower than cost.

Regarding the costs of research carried out under contracts signed with the French State or third parties, those costs assumed by the Company give rise to an impairment loss at the year-end.

4. Trade and other current receivables

Trade and other current receivables are measured at historical cost less provisions.

Provisions are recognized when it becomes probable that the amount due will not be collected and the loss can be reasonably estimated. Impairment losses are estimated by taking into account historical losses, age and a detailed risk estimate.

5. Foreign currency transactions

Foreign currency transactions are translated at the rate of exchange prevailing on the transaction date, with the exception of forward hedging transactions that are translated at the hedging rate.

At the year-end, the difference arising from the translation of receivables and payables, not subject to a forward hedge and denominated in a foreign currency, are recognized in suspense accounts in assets and liabilities ("Currency translation differences accounts").

Unrealized foreign exchange losses are subject to a contingency provision.

6. Provisions

Provisions are recognized when:

- the Company has a present obligation as a result of a past event,
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation,
- a reliable estimate can be made of the amount of the obligation.

A provision for onerous contracts is recognized when the expected benefits from the contract are lower than the cost of meeting the obligations under the contract.

7. Post-employment benefits

The Company applies CNC recommendation 2003-R01 relating to the recognition and measurement of retirement benefits and similar obligations as of January 1, 2005.

The Company provides its employees with various pension plans, termination benefits, jubilees and other post-employment benefits for both active employees and retirees. These benefits are covered in two ways:

- by so-called defined contribution plans,
- by so-called defined benefit plans.

Defined contribution plans are plans under which the employer's sole obligation is to pay regular contributions. The employer does not grant any guarantee on the future level of benefits paid to the employee or retiree ("means-based obligation"). The annual pension expense is equal to the contribution paid during the fiscal year which relieves the employer from any further obligation.

Defined benefit plans are those via which the employer guarantees the future level of services defined in the agreement, most often depending on the employee's salary and seniority ("result-based obligation"). Defined benefit plans can be:

- either financed by contributions to a fund specialized in managing the contributions paid,
- or managed internally.

82-52



The Company grants both defined benefit and defined contribution plans.

Defined benefit plans, retirement and similar obligations are measured by independent actuaries, according to the projected unit credit method. The actuarial calculations mainly take into account the following assumptions: salary increases, employee turnover, retirement date, expected salary trends, mortality, inflation and appropriate discount rates (4.25% as of December 31, 2005).

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the fair value of plan assets at the beginning of the reporting period are amortized on the expected average working lives of the plan participants.

In accordance with the option offered by CRC recommendation 2003-01, the Company maintained its previous practices: obligations relating to retirement termination benefits and long-service medals are provided for, whereas retirement obligations relating to defined benefit plans are not provided for and are outlined in the notes.

8. Revenue recognition

a/ Revenue from the sale of goods and services

Revenue from the sale of goods and services is recognized when the risks and rewards of ownership have been transferred to the buyer.

Revenues associated with service delivery are recognized in reference to the stage of completion of the transaction at the balance sheet date when they can be reliably measured.

b/ Engineering and construction contracts

Revenues from construction contracts, their related costs and margin are recognized using the completed contract method.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

9. Tax consolidation

L'Air Liquide S.A. has set up a tax consolidation group with the French subsidiaries that it holds by more than 95%, directly or indirectly, as defined by article 223 A of the French General Tax Code.

Each company calculates its tax provision as if it was taxed separately. L'Air Liquide S.A., as the head for tax consolidation group, recognizes as an expense the tax corresponding to its own profits and recognizes in a current tax account the impact of restatements and eliminations performed when determining taxable profit as a whole in addition to the tax deferrals of loss-making companies.

10. Research and development expenditure

Development costs shall be recognized as assets if and only if the Company can demonstrate all the following:

- the project is clearly identified and the related costs are individualized and reliably monitored,
- the technical feasibility of completing the intangible asset so that it will be available for use or sale is demonstrated,
- there is a clear intention to complete the intangible asset and use or sell it,
- it is probable that the project will generate future economic benefits for the Company.

It is considered that the conditions required by accounting standards for the capitalization of development costs are not met, since expenditures do not systematically result in the completion of an intangible asset that will be available for use or sale.

As a result, the development costs incurred by the Company in the course of its research and development projects are expensed as incurred.


Statutory accounts

■ Notes on information relating to annual financial statements

1. Intangible assets and property, plant and equipment

Changes in gross value break down as follows:

In millions of euros	Gross values as of December 31, 2004	New regulations as of January 1, 2005	Additions	Disposals	Gross values as of December 31, 2005
Intangible assets					
Concessions, patents, licenses	67.5		1.2	(0.4)	68.3
Other intangible assets	14.8	80.9	25.9	(1.0)	120.6
Total	**82.3**	**80.9**	**27.1**	**(1.4)**	**188.9**
Tangible assets					
Land	36.2		3.1	(2.4)	36.9
Real estate units Additional value arising from revaluation	2.2			(0.1)	2.1
Buildings	74.3		8.5	(2.9)	79.9
Plant, machinery and equipment	275.0	0.5	9.5	(5.7)	279.3
Recyclable sales packaging	0.5				0.5
Other tangible assets	52.2		7.7	(3.3)	56.6
Tangible assets under construction	14.4		15.1	(17.7)	11.8
Payments on account - tangible assets	1.0		0.7	(0.5)	1.2
Total	**455.8**	**0.5**	**44.6**	**(32.6)**	**468.3**

Changes in depreciation and amortization break down as follows:

...ons of euros	Depreciation and amortization as of December 31, 2004	New regulations as of January 1, 2005	Depreciation	Decreases, disposals, scrappings	Amortization	Depreciation and amortization as of December 31, 2005
...tangible assets	67.5	27.9	21.3	(1.0)	9.5	125.2
Property, plant and equipment	332.3	(42.0)	23.9	(9.5)		304.7
Total	**399.8**	**(14.1)**	**45.2**	**(10.5)**	**9.5**	**429.9**

Notes:

1) Net intangible assets and property, plant and equipment increased by 89.0 million euros, compared to the previous year. This increase mainly related to the first-time adoption in 2005 of the new accounting rules focusing on the definition, measurement, recognition, impairment and depreciation and amortization of assets.

These new rules primarily resulted in:

• the transfer of deferred charges in the amount of 52.6 million euros to gross intangible assets and amortization for 80.9 and (28.3) million euros respectively corresponding to IT project development costs.

• the reclassification of straight-line amortization in the amount of 42.4 million euros to accelerated depreciation for the total amount as of January 1, 2005, arising from the extension of certain depreciation and amortization periods.

2) Depreciation and amortization totaled 45.2 million euros in 2005.

With respect to disposals and retirements, depreciation and amortization for (10.5) million euros were reversed.

An amortization of 9.5 million euros was recognized for IT projects.

The extension of depreciation and amortization periods did not have any tax impact, as the useful lives remained unchanged.

82-52

2. Financial investments

Changes in gross value break down as follows:

In millions of euros	Gross value as of January 1, 2005	Increases	Decreases	Gross value as of December 31, 2005
Equity investments				
Companies operating in France	4,609.0	148.1	(3.7)	4,753.4
Companies operating outside of France	2,492.0		(600.0)	1,892.0
Total	**7,101.0**	**148.1**	**(603.7)**	**6,645.4**
Loans to equity affiliates	1.7		(0.5)	1.2
Other long-term investment securities	178.9	59.8	(150.7)	88.0
Loans	9.1	0.3	(6.3)	3.1
Other	2.2	0.6	(0.3)	2.5
Total	**7,292.9**	**208.8**	**(761.5)**	**6,740.2**

Notes:

1) The increase in equity investments operating in France was primarily due to:
- *the value of the shares acquired from Société d'Oxygène et Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer in the amount of 147.4 million euros (price proposed to SOAEO shareholders),*
- *the purchase of securities from our subsidiary Cryolor for 0.4 million euros.*

2) The decrease in equity investments in companies operating in France was mainly due to:
- *the dissolution without liquidation of SEPAL for (1.9) million euros and Hysinco International for (0.9) million euros,*
- *the disposal of securities of Séchilienne-Sidec for (0.9) million euros.*

3) The decrease in equity investments in companies operating outside of France was due to the capital decrease (600 million euros) of Air Liquide Industrie Gmbh & Co KG.

4) The change in other long-term investment securities mainly corresponds to:
- *the acquisition of Company treasury shares pursuant to the fourth resolution of the Combined Shareholders' Meeting of May 12, 2005 for 59.8 million euros and the cancellation of these shares pursuant to the thirteenth resolution of the Combined Shareholders' Meeting of May 12, 2004 in the amount of (45.7) million euros,*
- *the exchange of Air Liquide's treasury shares for securities of Société Oxygène et Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer for (101.8) million euros,*
- *the sale of securities of Marais Participations for (3.2) million euros.*

In accordance with the provisions of article L 233-6 of the French Company Law, it should be noted that our Company performed the following transactions in 2005:
- *acquisition of shares of 13.22% owned Société d'Oxygène et d'Acétylène d'Extrême-Orient, as part of the simplified public exchange offer,*
- *disposal of 39.45% owned Séchilienne-Sidec,*
- *dissolution without liquidation of fully-owned Hysynco International,*
- *dissolution without liquidation of fully-owned SEPAL,*
- *disposal of 99.84% owned Air Liquide Environnement (now Air Liquide Russie) to Air Liquide International,*
- *creation of 99.88% owned Air Liquide Expansion,*
- *creation of 99.88% owned Air Liquide Exploitation,*
- *creation of 99.88% owned Air Liquide Management,*
- *creation of 99.88% owned Air Liquide Marketing,*
- *following the Air Liquide Trading (now Cryopal) capital increase, in consideration for a partial asset transfer from Taema, our investment in this company decreased from 99.76% to 1.24%.*

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3. Shareholders's equity

As of December 31, 2005, share capital comprised 109,538,475 shares each with a par value of 11 euros.

The portion of share capital arising from the special revaluation reserve totals 71.4 million euros.

In millions of euros	As of December 31, 2004 (before appropriation of earnings)	Appropriation of 2004 net profit (following decision SHM of May 11, 2005)	Other changes	As of December 31, 2005 (before appropriation of earnings)
Share capital (1)	1,201.0		3.9	1,204.9
Additional paid-in capital (1)	76.6		70.8	147.4
Special revaluation reserve	25.7		(0.2)	25.5
Reserves:				
. Legal reserve	110.9	9.2		120.1
. Tax-driven reserves (2)	350.6		(42.8)	307.8
. General reserve (1)	71.3		(42.3)	29.0
. Contingency reserve	69.5			69.5
. Depreciation and amortization fund	2.3			2.3
. Translation reserve	7.7			7.7
Retained earnings (3)	731.8	(16.5)	(20.9)	694.4
Net profit for the year	383.9	(383.9)	597.1	597.1
Accelerated depreciation (4)	9.5		39.6	49.1
Other tax-driven provisions	0.2			0.2
Total	**3,041.0**	**(391.2)(5)**	**605.2**	**3,255.0**

Notes:

(1) The change in the "Share capital", "Additional paid-in capital" and "General reserve" headings results from the following transactions:

• capital increases in the amount of 7.8 million euros that break down as follows:

- capital increase of 3.0 million euros, resulting from the exercise of 271,725 subscription options,

- capital increase of 4.8 million euros, acknowledged by the Management Board on December 12, 2005, resulting from the subscription of 435,927 shares by employees.

The "Additional paid-in capital" heading was increased by the amount of issue premiums relating to these capital increases i.e. 70.8 million euros.

• capital decrease by (3.9) million euros, decided by the Management Board on February 24, 2005, by canceling 350,000 treasury shares.

The "General reserve" heading was reduced by the amount of issue premiums relating to these shares, i.e. (41.8) million euros.

(2) The change in tax-driven reserves corresponds to the transfer of the special long-term capital gains reserve (42.8 million euros) to retained earnings in accordance with the provisions of the amended 2004 Finance Act on long-term capital gains regime changes Tax-driven reserves mainly comprise the reserve for transfer capital-gains (305.9 million euros).

(3) The change in "Retained earnings" mainly comprises the transfer of the special long-term capital gains reserve for 42.8 million euros, the transfer of a portion of deferred charges as of January 1, 2005 for (66.3) million euros pursuant to the new accounting rules for assets, the difference between the estimated bonus dividend and the bonus dividend actually paid and the cancellation of the dividend pertaining to treasury shares.

(4) The change in accelerated depreciation was due to the transfer of the difference in depreciation and amortization as of January 1, 2005 for 42.4 million euros arising from the extension of certain depreciation and amortization periods.

(5) Amounts distributed.

4. Impairment and provisions

Impairment

Impairment is recognized when the asset's carrying amount is lower than its entry value.

Impairment breaks down as follows:

In millions of euros	2004	2005
Intangible assets		9.5
Equity investments	36.8	48.7
Other long-term investment securities	12.5	12.5
Inventories and work-in-progress	7.7	5.0
Trade receivables and related accounts	16.1	16.1
Amounts receivable from affiliates and other receivables	1.9	1.8
Total	**75.0**	**93.6**

The net change in impairment is represented by charges for 30.5 million euros, utilizations for (5.5) million euros and cancellations for (6.4) million euros.

Tax-driven provisions

Tax-driven provisions break down as follows:

In millions of euros	2004	2005
Accelerated tax depreciation	9.5	49.1
Other special provisions in the form of a tax exemption	0.2	0.2
Total	**9.7**	**49.3**

The net change in accelerated depreciation is represented by net reversals and cancellations for (2.8) million euros, performed under normal depreciation and amortization policies.

The application of new accounting rules on assets led to the extension of certain depreciation and amortization periods. Hence, depreciation and amortization was reclassified to accelerated depreciation in the amount of 42.4 million euros.

The movements recorded in tax-driven provisions increased net profit for the year by 1.8 million euros. (2004: increase in net profit by 0.9 million euros)

Tax options were used to a maximum extent.

Provisions

Provisions include:

a) provisions for industrial tax and sales contingencies and litigation,

b) contingency provisions intended to cover:
- vesting rights with regard to retirement termination benefits,
- probable losses due to segmental risks or on the launch of new businesses.

c) provisions for restructuring expenses and jubilee awards.

Provisions break down as follows:

In millions of euros	2004	2005
Provisions for contingencies		
Provisions for contingencies and litigations	28.9	32.6
Other contingency provisions	30.7	38.0
Total	**59.6**	**70.6**
Provisions for losses	2.8	25.0
Total	**62.4**	**95.6**

The net change in provisions for contingencies and losses is represented by charges for 35.9 million euros, utilizations and cancellations for (3.2) million euros, and the recording of a provision for dismantling for 0.5 million euros in accordance with new accounting rules.

The provision for vested rights with regard to retirement termination benefits totaled 25.8 million euros. (2004: 18.6 million euros)

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5. Debt maturity analysis, prepayments and deferred income

Assets

In millions of euros	2004 Gross	2005 Gross	2005 1 year or less	2005 More than 1 year
Loans to equity affiliates	1.7	1.2		1.2
Loans	9.1	3.1	1.1	2.0
Other long-term investments	2.2	2.5	2.0	0.5
Total	**13.0**	**6.8**	**3.1**	**3.7**
Trade receivables and related accounts (1)	438.1	393.3	393.2	0.1
Amounts receivable from affiliates and other receivables	583.2	685.0	629.6	55.4
Prepayments and miscellaneous	5.6	3.7	3.7	-
Total	**1,026.9**	**1,082.0**	**1,026.5**	**55.5**
Grand total	**1,039.9**	**1,088.8**	**1,029.6**	**59.2**
(1) Of which notes receivable	*7.4*	*7.1*	*7.1*	

Liabilities

In millions of euros	2004 Gross	2005 Gross	2005 1 year or less	2005 1 to 5 years	2005 More than 5 years
Other bonds	1,000.0	1,000.0		500.0	500.0
Bank borrowings (1)	2,129.1	923.7	18.7	832.5	72.5
Other borrowings	45.7	45.0	26.2	18.8	
Payments received from customers	109.8	95.5	58.3	22.3	14.9
Trade payables and related accounts (2)	274.7	248.7	248.7		
Tax and employee-related liabilities	117.7	202.5	202.0	0.5	
Amounts payable in respect of fixed assets and related a/cs (3)	4.6	5.0	5.0		
Amounts receivable from affiliates and other receivables	1,818.5	2,170.0	2,170.0		
Unrealized foreign exchange gains	30.4	30.7	30.7		
Grand total	**5,530.5**	**4,721.1**	**2,759.6**	**1,374.1**	**587.4**
(1) Of which current bank loans and credit balance bank accounts	*4.1*	*18.1*	*18.1*		
(2) Of which notes payable					
(3) Of which notes payable on non-current assets					

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6. Accrued income and accrued expenses

In millions of euros	2004	2005
Accrued income		
Accrued income included in the following balance sheet items:		
Trade receivables and related accounts	6.6	2.7
Amounts receivable from affiliates and other receivables	9.0	13.4
Total	15.6	16.1
Accrued expenses		
Accrued expenses included in the following balance sheet items:		
Other bonds		
Bank borrowings		
Other borrowings	0.9	1.0
Trade payables and related accounts	95.3	49.0
Tax and employee-related liabilities	48.8	43.9
Amounts payable on fixed assets and related ac/s	0.3	0.4
Amounts payable to affiliates and other liabilities	48.6	48.9
Total	193.9	143.2

7. Prepayments, deferred income and deferred charges

Prepayments and deferred income include income and expense items recorded during the period but relating to a subsequent period.

The decline in deferred charges, due to the new accounting rules applicable as of January 1, 2005, concerned the development costs of certain information system projects transferred to intangible assets for a net amount of (52.6) million euros, and the costs incurred in the acquisition of Messer group activities transferred to retained earnings for (66.3) million euros.

Only loan issue premiums were maintained in deferred charges.

. :ms concerning related undertakings

In millions of euros	2004		2005	
	Gross	Of which related undertakings	Gross	Of which related undertakings
Balance sheet				
Trade receivables and related accounts	438.1	81.9	393.3	57.4
Amounts receivable from affiliates and other receivables	583.2	538.0	685.0	569.4
Other borrowings	45.7	5.5	45.0	
Trade payables and related accounts (including amounts payable on fixed assets)	279.3	180.5	248.7	160.6
Amounts payable to affiliates and other liabilities	1,818.5	1,753.9	2,170.0	2,109.4
Income statement				
Financial expenses	129.8	55.9	160.4	114.4
Financial income	448.2	440.7	538.9	531.1

9. Off-balance sheet commitments

Off-balance sheet commitments break down as follows:

In millions of euros	2004	2005
Commitments received		
Endorsements, securities and guarantees received	0.8	0.8
Total	**0.8**	**0.8**
Commitments given		
Endorsements, securities and guarantees given	46.6	27.7
Finance lease instalments payable	2.3	1.1
To Air Liquide Finance and Air Liquide US LLC on transactions performed	1,135.6	1,140.0
Total	**1,184.5**	**1,168.8**

To separate industrial activities from financing activities, L'Air Liquide S.A. set up Air Liquide Finance, a fully-owned French subsidiary. In addition, Air Liquide Finance set up the fully-owned Air Liquide US LLC, in order to borrow from the US market.

In 2001, L'Air Liquide S.A. transferred to Air Liquide Finance the cash and interest rate risk financing and management activity for the Group.

Insofar as the sole activity of Air Liquide Finance and Air Liquide US LLC is the Group's financing, L'Air Liquide S.A. is required to guarantee the issues performed by these companies.

10. Net sales

In millions of euros	2004	2005
Breakdown by business sector		
Gas and Services	1,169.5	1,260.5
Engineering and Construction	178.1	199.6
Total	**1,347.6**	**1,460.1**
Breakdown by geographical area		
France	1,266.5	1,395.0
Abroad	81.1	65.1
Total	**1,347,6**	**1,460.1**

Total net sales as of December 31, 2005 increased by 8.4%.

Gas and Services net sales rose by 7.8%.

Engineering and Construction net sales, recorded using the completed contract method, increased by 12.1%, but varied from quarter to quarter or period to period depending on the invoicing dates.

11. Expense reclassifications

In 2005, expense reclassifications principally include the reclassfication to exceptional items of the expenditure incurred following claims with regard to collected insurance compensation (2.8 million euros).

In 2004, expense classifications mainly included:

- the transfer to deferred charges of the costs incurred in 2004 during the acquisition of Messer group activities (70 million euros) and the transfer to exceptional expenses of the amortization of these deferred charges (9.3 million euros),
- the transfer to deferred charges of the development costs of certain IT projects (30.2 million euros),
- the reclassification to exceptional items of the expenditure incurred following claims with regard to collected insurance compensation (3 million euros).

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12. Exceptional income and expenses

Exceptional income and expenses in 2005 mainly comprise:

• the capital gain recorded with respect to the disposal of Séchilienne-Sidec securities in the amount of 161.3 million euros,

• the capital gain arising from the exchange of L'Air Liquide S.A. treasury shares for shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) as part of the simplified public exchange offer in the amount of 24.4 million euros,

• a provision for the reorganization of the industrial customers activity and an exceptional amortization for IT projects (30.7 million euros), an additional provision for retirement termination benefits (7.2 million euros) and provisions for technological risks (5.3 million euros).

In 2004, they primarily included:

• the reversal of a liability relating to the tax consolidation regime in the amount of 50.6 million euros,

• provisions relating to technological risks (20 million euros) and the exceptional amortization of IT projects (35.9 million euros).

13. Retirement and similar plans

Group retirement benefit guarantee agreement

The Company and a number of subsidiaries in France under the same Group agreement grant:

Additional benefits to retirees (5,081 retirees as of December 31, 2005) and to employees over 45, or with more than 20 years of service as of January 1, 1996 (916 employees as of December 31, 2005). These benefits provide a supplemental retirement income based on final pay, which is paid in addition to the other normal retirement benefits. This plan was terminated on February 1, 1996. The annual amount paid with respect to this plan cannot exceed 12% of payroll or 12% of pre-tax profit for the companies involved. As a consequence of the plan's termination, this 12% value will be reduced starting in 2010, based on the annual decrease in the number of retirees. The contributions amounted to 34.0 million euros in 2005 (32.4 million euros in 2004) after reinvoicing subsidiaries. Without the limits described above, the actuarial value of the annual contributions paid to retirees and those eligible as of December 31, 2005, would be equal to around 699.9 million euros (527.3 million euros for retirees and 172.6 million euros for active employees).

Up to 10.9 million euros will be reallocated to the subsidiaries of L'Air Liquide S.A. included within the scope of the Group agreement.

Externally funded plan

An externally funded defined contribution plan for other employees not in the plan mentioned above (4,571 employees as of December 31, 2005) with at least one year of service. Contributions to this plan are jointly paid by the employer and employee. For fiscal year 2005, employer contributions amounted to 5.2 million euros (5.5 million euros in 2004).

Retirement termination benefits and long-service medals

The corresponding obligations are provided for respectively in the amount of 25.8 million euros net of tax and 2.5 million euros.

Calculation of actuarial assumptions and methods

The calculations with respect to the Group's retirement benefit guarantee agreement, retirement termination benefits and long-service medals are performed by independent actuaries using the projected unit credit method.

Actuarial gains and losses exceeding the greater of 10% of the obligations or 10% of the plan assets are amortized on the expected average working lives of the plan participants.

The actuarial assumptions (turnover, mortality, retirement age, salary increase) vary according to demographic and economic conditions.

The discount rates used to determine the present value of obligations are based on Government bonds or High-quality Corporate bonds, with the same duration as the obligations at the valuation date.

Evolution of retirement obligations and similar benefits

Company obligations with respect to pension plans and similar benefits break down as follows:

In millions of euros	Defined benefit plan	Retirement indemnities	Long service awards	Total
Obligation as of December 31, 2004	**623.7**	**36.1**	**2.3**	**662.1**
Service cost	6.7	1.7	0.1	8.5
Interest cost	29.3	1.7	0.1	31.1
Employee contributions				
Plan amendments	6.4			6.4
Curtailment / Settlement				
Acquisition / (Divestment) / Merger				
Benefit payments	(37.7)	(3.5)	(0.1)	(41.3)
Actuarial (gains) / losses	71.5	3.7	0.1	75.3
Exchange rate movements				
Obligation as of December 31, 2005	**699.9**	**39.7**	**2.5**	**742.1**



14. Statutory employee profit-sharing

The statutory employee profit-sharing was calculated under the terms and conditions of the agreement concluded on June 26, 1998, in addition to the amendments of September 7, 1998 and June 13, 2000 and registered with the French Labor Ministry on June 29, 1998, September 18, 1998 and June 23, 2000 respectively.

15. Corporate income tax

Corporate income tax totaled 33.8 million euros, compared to 10 million in 2004.

It breaks down as follows, after appropriation of add-backs, deductions and tax credits relating to profits:

In millions of euros	2004	2005
Net profit from ordinary activities before tax	8.9	7.8
Net profit from exceptional items excluding transfers		24.0
Transfers		
Additional contributions	1.1	2.0
Total	**10.0**	**33.8**

In accordance with the provisions of article 223 quater (iv) of the General Tax Code, it should be noted that depreciation and amortization and lease payments considered as non-deductible under article 39.4 of the same code amounted to 0.4 million euros (2004: 0.4 million euros).

The Company adopted the tax consolidation regime to determine corporate income tax.

16. Deferred taxes

Deferred taxes arise from the timing differences between the tax regime and the accounting treatment of income and expenses. According to the nature of the differences, these deferred taxes, which, pursuant to the provisions of the chart of accounts are not recorded, will increase or decrease the future tax expense.

Deferred taxes as of December 31, 2005 are estimated as follows:

In millions of euros	2004	2005
Deferred tax assets (decrease in future tax expense)	8.1	14.5
Deferred tax liabilities (increase in future tax expense)	42.7	

Deferred taxes were calculated by taking into account the 3.3% social security contribution on earnings i.e. a general rate of 34.43%.

17. Remuneration allocated to members of management and supervisory bodies

The remuneration allocated by the Company to members of management and supervisory bodies respectively amount to:

In millions of euros	2005
Remuneration of Supervisory Board members	0.6
Remuneration of Management Board members	4.3
Total	**4.9**

In addition, the Company paid out 123,700 euros with respect to supplemental retirement and death, disability and related benefit plans.

18. Average number of employees

The monthly average number of the employees in 2005 was:

	2004	2005
Engineers and executives	1,713	1,815
Supervisory staff	2,324	2,318
Employees	208	170
Labourers	783	754
Total	**5,028**	**5,057**

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19 - Information concerning subsidiaries and affiliates

En milliers d'euros	Share capital as of December 31st, 2005	Other equity as of December 31st, 2005	% share holding
A. Detailed information on affiliates whose carrying amounts exceeds 1% of the capital of the Company required to publish its financial statements			
I - Subsidiaries (more than 50% of capital held by the Company)			
a) Companies operating in France			
Air Liquide Santé (International) - 10, rue Cognacq-Jay - 75007 Paris	33,347	82,465	99.99
Société Immobilière de L'Air Liquide - 75, quai d'Orsay - 75007 Paris	50	(4,494)[1]	99.99
Air Liquide International[3] - 75, quai d'Orsay - 75007 Paris	2,200,908	1,752,944 [1]	99.99
Air Liquide Stockage - 6, rue Cognacq-Jay - 75007 Paris	224,793	2,721	100.00
Société des Gaz Industriels de France - 6, rue Cognacq-Jay - 75007 Paris	115,138	57,195	65.13
Chemoxal - 75, quai d'Orsay - 75007 Paris	30,036	3,389	99.99
Société Industrielle des Gaz de l'Air - 75, quai d'Orsay - 75007 Paris	34,513	(5,296)	99.58
Altal - 75, quai d'Orsay - 75007 Paris	15,292	961	99.99
Air Liquide Finance - 6, rue Cognacq-Jay - 75007 Paris	33,600	11,713	99.99
Air Liquide Engineering - 6, rue Cognacq-Jay - 75007 Paris	12,000	13,729	99.99
Air Liquide Services[3] - 6, rue Cognacq-Jay - 75007 Paris	22,565	(5,194)	99.99
b) Companies operating outside of France			
Air Liquide Industriegase GmbH & Co KG Hans-Günther-Sohl-Strasse 5 - 40235 Düsseldorf - Germany	1,880,010	1,010	100.00
II - Affiliates (10 to 50% of capital held by the Company)			
a) Companies operating in France			
Société d'Oxygène et d'Acétylène d'Extrême-Orient[2][3] - 75, quai d'Orsay - 75007 Paris	23,460	93,430	13.22
Air Liquide Santé France - 10, rue Cognacq-Jay - 75007 Paris	10,403	40,901	10.12
b) Companies operating outside of France - None			
B. General information on other subsidiaries and affiliates			
I - Subsidiaries not includes in I			
a) French subsidiaries (together)			
b) foreign subsidiaries (together)			
II - Affiliates non included in II			
a) french companies (together)			
b) foreign companies (together)			

(1) Air Liquide International and Société Immobilière de L'Air Liquide pay a portion of their dividend in the form of an interim dividend.

(2) All the activities mainly performed through subsidiaries.

(3) Holding.

82-52:

Carrying amount of shares held after the revaluations of 1976, 1978 and 1979 Gross	Net	of which revaluation difference	Loans and advances granted by the Company and not repaid	Guarantees and endorsements given by the Company	2005 net sales	Net profit (or loss) for 2005	Dividends collected by the Company during 2005
110,808	110,808	6,301			18,054	30,029	20,842
16,109	16,109	16,071			7,609	4,938	5,188 [1]
3,852,895	3,852,895	21,186				311,067	470,994 [1]
225,189	225,189				45,500	177	
115,148	115,148				326,625	(8,449)	
30,326	30,326				2,051	10,730	9,454
35,575	35,575				86	(785)	
16,150	15,920				93,406	(341)	
34,501	34,501			1,140,000		10,864	
16,028	16,028				282,412	(1,119)	
38,772	17,371					647	
1,880,010	1,880,010				44,753	109,159	
147,455	147,455					29,813	
20,388	20,388				194,372	15,804	1,629
93,682	67,387	2,348	1,621	440			8,698
331	331						
152	152						
10,505	9,769						4,457

82-52

Marketable securities held in portfolio as of December 31, 2005

Number of shares units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations in thousands of euros
A. Shares with a net carrying value exceeding 15,245 euros per share category or shareholding			
I - Equity investments			
		1. French companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	
146,727,162	99.99	Air Liquide International	3,852,895
22,479,281	100.00	Air Liquide Stockage	225,189
1,017,060	13.22	Société d'Oxygène et d'Acétylène d'Extrême-Orient	147,455
491,714	65.13	Société des Gaz Industriels de France	115,148
2,084,151	99.99	Air Liquide Santé (International)	110,808
2,291,089	99.58	Société Industrielle des Gaz de l'Air	35,575
2,799,994	99.99	Air Liquide Finance	34,501
1,969,564	99.99	Chemoxal	30,326
70,184	10.12	Air Liquide Santé France	20,388
1,880,435	99.99	Air Liquide Services	17,371
749,994	99.99	Air Liquide Engineering	16,028
955,725	99.99	Altal	15,920
58,951	89.18	Carbonique Française - Azote et Produits Chimiques - CAPEC	11,305
1,434,810	99.99	Air Liquide Participations	9,328
488,345	76.49	Air Liquide Electronics Materials	7,445
437,783	99.99	Air Liquide Electronics Systems	6,674
299,994	99.99	Sudac Air Service	4,848
244,317	98.36	Aqualung International	4,147
194,994	99.99	Cryolor	4,003
239,194	99.99	Azérus	3,647
1,001,290	99.99	Axane	3,440
2,495	99.80	Carbo 2	3,404
179,994	99.99	Sicogef	2,744
39,995	99.99	Sorgal	1,975
59,104	99.99	Baikowski Soudage	1,296
36,735	99.47	Société d'Utilisation Scientifique et Industrielle du Froid	1,105
40,493	99.98	Air Liquide Europe Centrale et Orientale	617
352,943	99.99	Air Liquide Innovation	454
319,797	99.94	Société Anonyme Française Péroune	159
9,985	49.92	Fabriques d'Oxygène du Sud-Ouest Réunies	152
5,000	100.00	Air Liquide Production	50
4,994	99.88	Air Liquide Expansion	50
4,994	99.88	Air Liquide Exploitation	50
4,994	99.88	Air Liquide Management	50
4,994	99.88	Air Liquide Marketing	50
3,194	99.81	Air Liquide Cryogénic Services	48
2,494	1.24	Cryopal	38
2,494	0.82	Bioxal	38
3,694	99.84	Air Liquide Hydrogène	37
			4,688,758
		2. Foreign companies	
		a/ Listed equity investments	
		None	
		b/ Unlisted equity investments	

82-522

Number of shares/units	% shareholding	Companies	Net carrying amounts after 1976-1978 and 1979 revaluations In thousands of euros
II - Other long-term investment securities			
		1. French companies	
		a/ Listed securities	
537,375	0.49	Treasury shares	74,941
			74,941
		b/ Unlisted securities	
742,322	1.86	Arianespace Participation	456
			456
		2. Foreign companies	
		None	
III - Marketable securities		None	
B. Securities with a net carrying amount of less than 15,245 euros			
		a/ Equity investments	20
		b/ Other long-term investment securities	21
			41
C. Investments in real estate companies			
		(Unlisted securities)	**16,649**
		Grand total (A + B + C)	**6,672,210**

82-52


Statutory accounts

Statutory auditors' report on the annual financial statements

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the management report.

This report, [together with the statutory auditors' report addressing financial and accounting information in the Chairman of Supervisory Board Presidents' report on internal control], should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

(Free translation of a French language original)

In compliance with the assignment entrusted to us by your Shareholder's Meeting, we hereby report to you, for the year ended December 31, 2005, on:

- the audit of the accompanying financial statements of the L'Air Liquide S.A.,
- the justification of our assessments,
- the specific verifications and information required by law.

These annual financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France ; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion and in accordance with the article L 232-6 of the French Company Law *(Code de commerce)*, we draw your attention to the matter discussed in the preliminary note to the financial statements ("New accounting policies") which explains the changes in accounting policies arising from the first application of new French Standards related to the definition and valuation of assets, [règlements 2002-10 et 2004-06 of the Comité de Réglementation Comptable relatifs aux actifs], effective as of January 1st, 2005.

Justification of our assessments

In accordance with the requirements of article L 823-9 of the French Company Law *(Code de commerce)* relating to the justification of our assessments, we draw your attention to the following matters:

- As part of our assessment of the accounting principles and methods applied by the Company, we obtained assurance about the appropriateness of the changes in accounting methods set out above and of the description thereof provided in the financial statements.
- Investments are valued in accordance with the valuation methods described in the note 2d to the financial statements. We assessed the approach and the estimates used by the Company were reasonable, and checked the depreciation computation, if any. We have no matters to report regarding these assessments.

These assessments were made in the context of the performance of our audit of the financial statements of the Company taken as a whole and therefore contribute to the expression of the overall opinion expressed in the first part of this report.

Specific verifications and information

We have also performed the specific verifications required by law, in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the consistency with the financial statements of the information given in the Directors' Management Report and in the documents sent to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we ensured ourselves that the information relating to the acquisition of interests or control and the identity of the holders of share capital and voting rights have been presented in the Management Report.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

82-52

MAZARS & GUERARD
Frédéric ALLUILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

Five year summary

(Articles 133, 135 and 148 of Decree 67-236 of March 23, 1967)

	2001	2002	2003	2004	2005
I - Share capital at the end of the year					
a) Share capital (in euros) (1) (2) (3)	999,036,313	1,109,002,851	1,099,042,087	1,200,989,053	1,204,923,225
b) Number of outstanding ordinary shares	90,821,483	100,818,441	99,912,917	109,180,823	109,538,475
c) Number of shares with bonus dividend entitlement (4)	23,315,671	24,489,228	24,266,063	25,876,746	27,264,001
d) Number of outstanding preferred dividend shares (without voting rights)					
e) Maximum number of shares to be created					
e.1 by conversion of bonds					
e.2 by exercise of subscription rights					
II - Operations and results of the year (in millions of euros)					
a) Net sales	1,260.7	1,207.1	1,317.6	1,347.6	1,460.1
b) Net profit before tax, employee profit-sharing, but before depreciation, amortization and provisions (5)	423.7	404.1	436.6	553.8	563.9
c) Corporate income tax	36.6	16.6	84.4	10.0	33.8
d) Employee profit-sharing for the year	1.8	2.0	3.2	2.0	1.7
e) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions (5)	318.9	324.5	328.4	383.9	441.3
f) Non-recurring capital gains or losses (6)	3.0		83.9		155.8
g) Net profit	321.9	324.5	412.3	383.9	597.1
h) Distributed profit (7)	366.1	414.4	336.2	391.2	432.1
III - Per share data (in euros)					
a) Net profit after tax, employee profit-sharing, but before depreciation, amortization and provisions (5)					
• over the number of ordinary shares outstanding	4.24	3.82	4.16	4.96	5.06
• over the adjusted number of shares (8)	3.48	3.52	3.83	5.02	5.14
b) Net profit after tax, employee profit-sharing, and depreciation, amortization and provisions (5)					
• over the number of ordinary shares outstanding	3.54	3.22	3.29	3.52	4.03
• over the adjusted number of shares (8)	2.91	2.96	3.02	3.56	4.10
c) Dividend allocated to each share					
• over the number of ordinary shares outstanding	3.20	3.20	3.20	3.50	3.85
• over the adjusted number of shares (9)	2.57	2.90	2.90	3.50	3.85
d) Bonus dividend					
• over the number of beneficiary shares	0.32	0.32	0.32	0.35	0.38
• over the number of adjusted shares (9)	0.26	0.29	0.29	0.35	0.38
IV - Employees working in France					
a) Average number of salaried employees during the year (10)	4 499	4 523	4 980	5 028	5 057
b) Total payroll for the year (in millions of euros) (10)	182.1	183.4	208.3	218.8	228.2
c) Amounts paid with respect to employee benefits during the year (social security, staff benefits, etc) and provisions for paid vacations (in million of euros) (10)	139.4	138.5	154.9	170.3	179.4

82-52:

(1) Using the authorization granted by the resolutions of the Combined Shareholders' Meeting of May 4, 2000, the Board of Directors made the following decision:
• in its meeting of March 1, 2001, capital decrease by cancellation of 1,000,000 treasury shares.

Using the authorization granted by the 5th resolution of the Combined Shareholders' Meeting of May 3, 2001, the 8th resolution of the Combined Shareholders' Meeting of April 30, 2002, the 9th resolution of the Combined Shareholders' Meeting of May 15, 2003, and the 13th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:
• in its meeting of February 25, 2002, capital decrease by cancellation of 1,500,000 treasury shares,
• in its meeting of February 25, 2003, capital decrease by cancellation of 1,000,000 treasury shares,
• in its meeting of February 25, 2004, capital decrease by cancellation of 1,000,000 treasury shares,
• in its meeting of February 24, 2005, capital decrease by cancellation of 350,000 treasury shares,

(2) Using the authorization granted by the 7th resolution of the Combined Shareholders' Meeting of May 12, 1999 and the 14th resolution of the Combined Shareholders' Meeting of May 12, 2004, the Management Board made the following decisions:
• in its meeting of April 30, 2002, the granting for no consideration of one new share for eight existing shares (ranking for dividends as of 01.01.2002), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 1999 to June 14, 2002 (ranking for dividends as of 01.01.2002).
• in its meeting of May 12, 2004, the granting for no consideration of one new share for ten existing shares (ranking for dividends as of 01.01.2002), and the granting for no consideration of a 10% bonus for shares held in registered form from December 31, 2001 to June 11, 2004 (ranking for dividends as of 01.01.2002).

(3) Using the authorizations granted by the resolutions of the Extraordinary Shareholders' Meeting of May 22, 1996, the Combined Shareholders' Meeting of May 12, 1999, the Combined Shareholders' Meeting of May 4, 2000, and the Combined Shareholders' Meeting of April 30, 2002, the Management Board noted:
• in its meeting of December 10, 2001, the employee-reserved issuance of 300,823 new shares, subscribed in cash at the price of 133 euros, (with a contribution of 30 euros per share up to a limit of 300 euros), with an issue premium of 122 euros (rank for dividends as of 01.01.2001).
• in its meeting of December 12, 2005, the employee-reserved issuance of 435,927 new shares, subscribed in cash at the price of 113 euros, (with contribution of 30 euros per share up to a limit of 300 euros), with an issue premium of 102 euros (rank for dividends as of 01.01.2005).
• in its meeting of January 19, 2005, the issuance of 6,025 shares arising from:
- the exercise of 2,044 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,915 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.
These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 66 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).
• in its meeting of February 24, 2005, the issuance of 3,193 shares arising from:
- the exercise of 2,050 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 1,000 options, in accordance with the deliberations of the Board of Directors on September 7, 2000
These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
-the exercise of 143 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).
• in its meeting of January 19, 2006, the issuance of 262,507 shares arising from:
- the exercise of 57,366 options, in accordance with the deliberations of the Board of Directors on May 22, 1996.
These shares were subscribed at the price of 82.29 euros, i.e. with a premium of 71.29 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,506 options, in accordance with the deliberations of the Board of Directors on September 24, 1997.These shares were subscribed at the price of 91.41 euros, i.e. with a premium of 80.41 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 57,498 options, in accordance with the deliberations of the Board of Directors on May 12, 1999.
These shares were subscribed at the price of 108.69 euros, i.e. with a premium of 97.69 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 135,289 options, in accordance with the deliberations of the Board of Directors on September 7, 2000.These shares were subscribed at the price of 114.75 euros, i.e. with a premium of 103.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 3,095 options, in accordance with the deliberations of the Management Board on June 14, 2002.
These shares were subscribed at the price of 135.75 euros, i.e. with a premium of 124.75 euros. (ranking for dividends as of 01.01.2005).
- the exercise of 5,753 options, in accordance with the deliberations of the Management Board on October 10, 2002.
These shares were subscribed at the price of 116.36 euros, i.e. with a premium of 105.36 euros. (ranking for dividends as of 01.01.2005).

(4) As from December 31, 1995, shareholders holding their shares in registered form for at least two years at the period-end and who will retain these shares in this form until the dividend payment date, will receive a dividend with a 10% bonus compared to the dividend paid to other shares.
The difference between the bonus dividend calculated on the number of shares outstanding as of the period-end and the bonus dividend actually paid shall be allocated to retaining earnings.

(5) Net profit before transfer and disposal gains.

(6) Capital gains on transfers and disposals.

(7) Including equalization tax (68.0 million euros in 2001, 83.9 million euros in 2002 and 8.7 million euros in 2003).

(8) Adjusted to take into account, in the weighted average, the capital increases performed via capitalization of reserves or additional paid-in capital, cash subscriptions and treasury shares.

(9) Adjusted to take into account the capital increases performed via capitalization of reserves or additional paid-in capital.

(10) Carboxyque Française, Cofigaz and Air Liquide Shared European Services were merged with L'Air Liquide S.A. with effect as of January 1, 2003.

82-52


Report


from the
Chairman
of the
Supervisory
Board

Contents

82-52

Report from the Chairman of the Supervisory Board

Preparation and organization of the work of the Supervisory Board

In 2005, the organizational structure of the Company comprised a Management Board and a Supervisory Board. The Combined Annual General Shareholders' Meeting of May 10, 2006 will be asked to adopt a Board of Directors structure.

■ Composition of the Supervisory Board

As of December 31, 2005, the Supervisory Board comprised nine members, appointed by the General Shareholders' Meeting for a period of four years. Members are selected based on their skills, integrity, independence and their firm commitment to the interests of all shareholders.

In addition, all members have recognized experience and skills in one or more fields relevant to the Company's activities: international expansion, industry, health, marketing, research, economics, and finance. The experience, nationalities, and cultures represented in Air Liquide's Supervisory Board complement each other and are quite diverse.

In accordance with the recommendations presented in the AFEP/MEDEF Report of October 2003, the Supervisory Board decided that a member of the Supervisory Board is independent when he/she has no relationship of any kind with the Company, its Group or its management which may interfere with his/her freedom to exercise his/her judgement. In this respect, the Supervisory Board identified a certain number of criteria to assess the independence of its members which are mainly based on the AFEP/MEDEF recommendations. An independent member must not:

• be, nor ever have been, an employee or officer of the Company,

• hold office as Chairman, Chief Executive Officer, Chairman or member of the Management Board of a company in which the Chairman of Air Liquide's Supervisory Board or a member of the Management Board is a director or a member of the Supervisory Board,

• have a business relationship with the Air Liquide group representing a significant part of the activity either of Air Liquide, or of the company in which the member of the Supervisory Board is an officer,

• have any close family ties to a member of the Management Board.

The Supervisory Board did not consider that terms of office exceeding 12 years would disqualify a member as an independent member. Conversely, former employees or officers of the Company may not be considered as independent even if the termination of their term of office goes back more than 5 years.

Based on these criteria, the Supervisory Board determined that, as of December 31, 2005, the following members are independent: Béatrice Majnoni d'Intignano, Sir Lindsay Owen-Jones, Thierry Desmarest, Cornelis van Lede, Gérard de La Martinière, Professor Rolf Krebs and Thierry Peugeot. Thus, seven of the nine members of the Supervisory Board are independent.

The Supervisory Board also considered that, subject to the approval of the new management structure of the Company, following the appointments to the Board of Directors submitted for approval to the Combined Annual General Shareholders' Meeting of May 10, 2006, the Board of Directors will be composed of 8 independent directors out of 11 i.e. the 7 previously mentioned members and Paul Skinner whose appointment is proposed to the shareholders for approval.

■ Role of the Supervisory Board - Relationship with the Management Board

The role of the Supervisory Board, as defined by law and in the Company's Articles of Association, is to continuously supervise the management of the Company exercised by the Management Board.

An internal document supplementing the Articles of Association, has been approved by the Supervisory Board. It sets out the guidelines directing the relationship between the Management Board and the Supervisory Board.

In particular, it describes how the following operate in practice:

• the Supervisory Board's right to information. Most of the information is provided either
(i) in quarterly reports in a format agreed upon with the Chairman of the Supervisory Board and presented by the Management Board
or
(ii) in documents based on a standard list, containing the information needed by the Supervisory Board to carry out its role,

• the Supervisory Board's right to monitor certain specific matters, in particular its review of the annual and half-yearly financial statements, the agenda for General Shareholders' Meetings, the Annual Report to the General Shareholders' Meeting, the report from the Internal Audit Department, and the Group's annual and strategic objectives,

• the Supervisory Board's own powers, for instance, to appoint members of the Management Board and its Chairman, to set their remuneration, to form committees, and to set Supervisory Board members' attendance fees,

• setting thresholds, above which certain key decisions listed in article 22 of the Articles of Association require prior authorization by the Supervisory Board:

- sureties, warranties and guara
million euros or for an annual c

82-52



lion euros,
- sales or contributions of equity interests, sales of branches of activity, mergers or partial business transfers, above a unit amount of 150 million euros or for an annual combined amount, for each of these categories of transactions, above 300 million euros,
- pledging collateral above a unit amount of 80 million euros or for an annual combined amount above 150 million euros,
- commitments for investment or acquisitions above a unit amount of 250 million euros or for an annual combined amount above 400 million euros,
- financing operations involving sums that could substantially change the Group's financial structure,
- granting share options to employees or management,
- issuing securities granting access to capital,
- any transaction that could substantially change the Group's strategy,
- the Company's purchase of its own shares.

■ Functioning of the Supervisory Board

In addition, internal regulations set guidelines for the Supervisory Board's composition, encompassing the age balance, the total duration of terms of office, and the number of former Group officers. These internal regulations also prescribe the Supervisory Board's operating rules: conduct of meetings (number of meetings and participation by video-conference) and the formation of committees (purpose, rules of operation).

Furthermore, an internal code of conduct on the prevention of insider trading outlines the legal and regulatory obligations binding Supervisory Board members. This code of conduct also sets limits for dealing in Company shares, by defining abstention periods during which members may not trade in those shares.

The Supervisory Board ensures that an evaluation is carried out periodically of its composition, its organization and its functioning as well as those of its committees through individual assessment questionnaires completed by the Supervisory Board members.

The questionnaire includes specific sections relating to each committee ensuring that committee members may assess committees' functioning.

Responses are compiled in a summary report and provide the basis for action proposals which are then submitted to the Supervisory Board for approval. An update is made by the Supervisory Board on this topic once a year. A formal evaluation was carried out at the end of the 2002, 2004 and 2005 financial years.

Members of the Supervisory Board take the initiative of reporting their trades in Company shares to the French Financial Markets Authority (Autorité des Marchés Financiers), in accordance with prevailing regulations.

Under the Company's Articles of Association, each member of the Supervisory Board must hold at least 500 registered shares in the Company.

■ Work of the Supervisory Board in 2005

In 2005, the Supervisory Board met six times, with an average attendance rate of 98%.

The Supervisory Board dealt with a variety of matters tied to the following three areas:

Regular supervision of the management of the Group, mainly carried out by:

• the presentation of **quarterly reports** by the Management Board on the Group's activities and results; presentation of the annual objectives, and review of the consolidated and Company annual and half-yearly financial statements at the February and September meetings in the presence of the statutory auditors; in September 2005, the Supervisory Board reviewed the 2005 half-year financial statements prepared in accordance with IFRS and the key 2004 figures restated for comparison purposes,

• reviewing **reports** made of the five meetings of the **Audit and Accounts Committee,** and the two meetings of the Appointments and Remuneration Committee,

• using the **prior authorization** procedure provided for in the Articles of Association, in particular with respect to investments necessary for industrial projects or external growth during the year, the share buyback program, the share options scheme, sureties, terms and conditions of Group financing and the share capital increase reserved for employees performed in 2005,

• reviewing **corporate documents:** responding to applications from the Works Council, and reviewing the social report and forward-planning documents,

• reviewing reports presented by the Management Board on certain disposal (sale of Air Liquide's holding in the share capital of Séchilienne-Sidec) or reorganization (buyout of minority interests in SOAEO) transactions,

• preparing for the **Annual General Shareholders' Meeting** by reviewing the proposed Annual Report of the Management Board and the proposed agenda, profit allocation and draft resolutions for submission to the General Shareholders' Meeting, and, finally, by preparing the Supervisory Board's report to that Meeting.

Monitoring of issues of significance to the Group in 2005, including:

• the **strategic direction** of the Group: the Management Board and several operational managers made presentations to the Supervisory Board on development drivers and strategic goals identified in major markets in developed and emerging countries and through the development of innovative solutions. A special meeting to address the Group's strategic goals was held in June, followed by a presentation of developments within the Large Industries sector in November,

• **Air Liquide's shareholders base,**

• the **profit distribution policy,**

• the implementation by Air Liquide of the **corporate governance rules** recommended by the AFEP/MEDEF report of October 2003. A study carried out by the Company shows Air Liquide to be compliant with these recommendations in all material respects,

• on-site visits to industrial locations of the group and to certain major customers' sites and meetings with Group operational managers, at the time of a meeting of the Supervisory Board held outside corporate headquarters.

Corporate governing bodies

The Supervisory Board met without members of the Management Board, to consider:

• **Management Board activities:** at the recommendation of the Appointments and Remuneration Committee, the Supervisory Board evaluated the performance of the members of the Management Board for the 2004 financial year and set the variable portion of Management Board members' remuneration for such year and the fixed portion and the principles applicable to the variable portion for 2005;

• **Specific functioning of the Supervisory Board:**

- The Supervisory Board approved the proposed renewal of the terms of office of Alain Joly, Sir Lindsay Owen-Jones and Thierry Desmarest and the appointment to the Supervisory Board of Thierry Peugeot, submitted for approval to the General Shareholders' Meeting in May 2005 and renewed the appointment of Alain Joly as Chairman of the Supervisory Board. In addition, the Supervisory Board changed the composition of the Audit and Accounts Committee, by appointing Béatrice Majnoni d'Intignano and Professor Rolf Krebs to this Committee to replace Dennis Weatherstone and Sir Christopher Hogg whose terms of office expired and by entrusting the Chair of this Committee to Gérard de La Martinière, an independent member. The Supervisory Board also renewed the appointment of Alain Joly, Thierry Desmarest and Sir Lindsay Owen-Jones to the Appointments and Remuneration Committee. Alain Joly continues to chair this Committee.
- In 2005, emphasis was placed on broadening Supervisory Board members' understanding of the Group's businesses. To this end, the November meeting in Syracuse was accompanied by a number of on-site visits to Group locations and certain major customers' locations and by meetings with Group operational managers.
- This year again, the Supervisory Board conducted an assessment of its operation through individual assessment questionnaires completed by Supervisory Board members. Responses were compiled in a summary report on the basis of which the Supervisory Board decided that, besides the regular report on the group financial policy which is made to the Audit and Accounts Committee, a summary report would be made to the Supervisory Board on this topic once a year and that reports on risk management would be reinforced. The Supervisory Board also set the rules for determining its members' attendance fees for the year.
- Finally, during a special meeting held in December 2005, the Supervisory Board assessed the different management structures available to the Company, to take account of the age limits applicable to the Chairman of the Supervisory Board pursuant to the Articles of Association. It was decided to ask the General Shareholders' Meeting of May 10, 2006 to approve a return to the traditional structure of the Company, based on a Board of Directors. If the shareholders approve such structure, the appointment of Benoît Potier as Chairman and Chief Executive Officer by the Board of Directors would then be proposed. This matter is discussed in greater detail in the Supervisory Board report.

Several days prior to each of the Supervisory Board's meetings, a file of meeting documentation dealing with key items on the agenda is sent out to Supervisory Board members. Every meeting includes a detailed presentation by the Chairman of the Management Board with the assistance of the members of the Management Board on all agenda items. On specific issues, members of the Executive Committee may be asked to provide their input. In addition, the statutory auditors are involved in meetings where financial statements are reviewed. Presentations give rise to questions and discussions before resolutions are put to a vote. Detailed written minutes are sent to members for review and comment before being approved by the Supervisory Board at the next meeting.

■ Committees

The Supervisory Board has formed two committees:

The Audit and Accounts Committee

As of December 31, 2005, the Audit and Accounts Committee had four members: Gérard de La Martinière, Chairman of the Committee, Édouard de Royere, Béatrice Majnoni d'Intignano and Professor Rolf Krebs. Of the four Committee members, three are independent. The Chairman is an independent member. Committee members combine experience in business management with economic, financial and accounting expertise. Information on the accounting, financial and operational specificities of the Company is organized, on request, for any member of the Audit and Accounts Committee.

Composition and purpose as defined in the Company's internal regulations

• The Audit and Accounts Committee must include four or five members of the Supervisory Board and at least two-thirds of its members must be independent.

• The Committee obtains information jointly or, to compare different points of view, separately, from the Management Board, the Finance, Administration and Legal departments, the Internal Audit Department, and the statutory auditors. Relying on its members' business judgement based on professional experience, the Committee forms a reasonable judgement on the financial statements approved by the Management Board, on the accounting

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methods used, on the existence and operation of internal control structures and procedures making it possible to mitigate risks incurred, and the way these methods and procedures are applied and on the selection and renewal of the statutory auditors. The Committee reviews the selection procedures and gives advice on the choice of auditors and on the rotation of signing partners and reviews the nature of their work and the amount of their fees.

• The Committee meets at least three times each year, and always before the Supervisory Board meetings at which the Management Board presents the annual or half-yearly financial statements. The Committee reports on its work both orally and in writing to the Supervisory Board.

• The Committee can call on external experts for assistance.

The Committee's work in 2005

The Audit and Accounts Committee met five times, with an average attendance rate of 95%.

• The Committee held a special meeting in January to study the new international reporting standards (IFRS) and their potential impact on the financial statements of the Group.

• The Committee **reviewed** the consolidated and Company's annual and half-yearly financial statements and examined off-balance sheet items, taxation, non-recurring items, provisions, and the management of risk related to customers, countries and foreign exchange. In addition, in September, the Committee closely considered the impact of IFRS on the financial statements for the first half of 2005 and on 2004 restated comparative figures.

• The Committee also heard the **conclusions of the statutory auditors on these financial statements.**

• A report was presented to the Committee on the actions implemented by the Finance and Administration Department in order to carry out its activities with additional resources.

• A report was also presented to the Committee on the resources made available by the Internal Audit Department in order to carry out assignments appropriate to the Group's businesses. It heard the conclusions of the Internal Audit Department on the assignments performed.

• At the beginning of 2005, the Committee reviewed the statutory auditors' fees in respect of the prior year.

• In addition, the Committee received **specific presentations** on the following matters:
- the introduction of a single information system common to all Group entities in Europe, the roll-out schedule and preliminary results achieved;
- current procedures within the Group to deal with crisis situations;
- control procedures applicable to medium-sized acquisitions;
- the organization of external audit procedures presented by the statutory auditors.

• Several days prior to each meeting, a file of meeting documentation is sent to Committee members. Each Committee meeting is preceded by a preparatory meeting attended by the Committee Chairman assisted by the Committee secretary, a member of the Management Board and the Group executives who will make presentations to the Committee meeting. During the meeting, presentations are made either by the Finance Director, the Internal Audit Department, the management executive expert in the area under discussion or the statutory auditors. Presentations are made in the presence of a member of the Management Board, and are followed by discussion. The statutory auditors can also report in the absence of members of the Management Board. An oral, then a written report of each meeting is prepared for the Supervisory Board.

The Appointments and Remuneration Committee

As of December 31, 2005, the Appointments and Remuneration Committee had three members: Alain Joly, Chairman of the Committee, Thierry Desmarest and Sir Lindsay Owen-Jones. Of the three Committee members, two are independent.

Purpose

• The Committee's purpose is to regularly review the development of the Supervisory Board, and to propose candidates for new Supervisory Board members to recommend to the General Shareholders' Meeting. It also recommends to the Supervisory Board all the terms and conditions for the appointment and remuneration of Management Board members, as well as other conditions applicable to such members. These recommendations include the granting of share options and pension plans. The Committee also periodically reviews the development and performance of Management Board members.

• It reviews the remuneration policy determined by the Management Board for other members of the executive team, and requests submitted by the Management Board to the Supervisory Board to authorize the granting of options. The remuneration policy for members of the executive team takes into account market practices. Options are granted in order to align managers' interest more closely with the medium and long-term interests of shareholders.

• The Committee is also kept abreast of development plans concerning management teams.

• The Committee can be assisted by outside experts.

The Committee's work in 2005

The Appointments and Remuneration Committee met twice, with an attendance rate of 100%.

• At the beginning of 2005, the Committee reported its conclusions from earlier work on the composition of the Supervisory Board. As a result, it proposed the appointment to the Supervisory Board of Thierry Peugeot and the renewal of the terms of office of Alain Joly, Thierry Desmarest and Sir Lindsay Owen-Jones. Following approval by the Supervisory Board, the [illegible] were elected at the General Shareholders' Meetin[illegible]

During 2005, the Committee reviewed again the composition of the Supervisory Board, and presented its conclusions to the Supervisory Board, which formulated proposals for the renewal of the term of office of Béatrice Majnoni d'Intignano and the appointment of Paul Skinner, as presented in the Supervisory Board report.

• The Committee proposed to the Supervisory Board the appointment of Béatrice Majnoni d'Intignano and Professor Rolf Krebs to the Audit and Accounts Committee and the appointment of Gérard de La Martinière, an independent member, as Chairman.

• The Committee reviewed the amount of members' attendance fees received by Supervisory Board members, and the Supervisory Board formulated the principles for allocation and the amounts applicable for fiscal year 2005.

• At its first meeting in 2005, the committee reviewed the performance of Management Board members and communicated its conclusions to the Supervisory Board.

• The Committee was also informed of the Management Board's appraisal of the performance and potential for development of individual members of the Executive Committee.

• The Committee submitted proposals to the Supervisory Board for the setting of the variable remuneration portion for Management Board members for fiscal year 2004, based on the financial results and on individual performance appraisals.

• After review of all the terms and conditions under which Management Board members perform their duties (in particular, pensions and options previously granted) and the situation in the external marketplace, the Committee made proposals to the Supervisory Board regarding the fixed remuneration and the formulas for calculating the variable remuneration of Management Board members for fiscal year 2005.

• The Committee reviewed the personal situation of each member of the Board with regard to the independence criteria defined by the Supervisory Board and presented a number of recommendations.

• Finally, the Committee took due note that as a result of the age limits set by the Articles of Association, the term of office of Alain Joly as Chairman of the Supervisory Board would expire at the end of 2006. It therefore reviewed the various management structures available to the Company and proposed to the Supervisory Board a return to the traditional structure comprising a Board of Directors. It proposed the submission of this change for shareholder approval to the Combined Shareholders' Meeting of May 10, 2006.

Internal control procedures instituted by the Company

The elements of the present report have been compiled by the Group's Internal Audit Department Director in conjunction with the Board Secretary, having been solicited by the Chairman of the Supervisory Board for this purpose.

These elements were presented to the Management Board which judged them compliant with existing Group measures.

They were also presented to the statutory auditors in order to allow them to establish their own report, as well as the Audit and Accounts Committee and the Supervisory Board.

Objectives

Internal Control procedures are part of Group policies complied by the Company and that must be implemented by each entity according to each local situation. These Group policies rely on standards, charters, codes and rules, and may also include practices.

Group policies aim:

- to ensure that the activities and behavior of its members:
  - comply with current laws and regulations, internal standards and applicable good practices,
  - comply with the objectives defined by the Company, especially in terms of risk prevention and risk management policies.
- to verify that all financial information communicated either internally or externally gives a true and fair view of the situation and activity of the Group.

Internal Control procedures in and of themselves, as with other assurance procedures, cannot provide an absolute guarantee that all risks have been fully eliminated.

Within this context, during 2005 the Group undertook efforts with an objective of obtaining continuous improvement of the quality of Internal Control, notably:

- Documentation and roll-out of certain procedures (drafting of a Group Policy for the Protection of Information, broad deployment of the Industrial Management System – IMS – with a view to optimizing security and reliability, distribution of the Accounting Manual revamped for the introduction of IFRS).
- Publication and update of certain guides (Contractual Guide, Insurance Guide, Powers Guide).
- Reinforced communication of audit reports and follow-up of action plans that rely on documented work programs and standardized presentation formats.

■ Risk management

To ensure the continued development of its activities, the Group must actively pursue an approach to prevent and manage the risks (especially industrial and financial risks) to which it is exposed.

In terms of the Group's business activities, industrial risk management must essentially focus on prioritizing safety and security while maintaining permanent focus on the reliability of installations.

Financial risk management requires strict control over investments, combined with rigorous practices regarding the accounting and financial aspects of the activities.

Within this context, since 2004 the Group has increased documentation related to its risk management policy, which is supported by:

- a more complete identification of the different forms of risk encountered by the Company during the pursuit of business activity,
- the implementation of certain procedures and controls to better manage risks along with measures to mitigate potential financial impacts,
- the regular review of the policy by the Management Board. The Management Board, in turn, provides regular updates to the Supervisory Board.

■ Control environment

The control environment is an important element in effective risk management.

- It is primarily based on a highly consistent Group strategy, of which the main driving force is the internal growth of Company activities.

This strategy is relayed through management which centers on medium-term objectives that are categorized by business activity, as well as through a steering process based on annual budgetary objectives, which are further categorized down to the individual plan level.

- The control environment also depends on the strict control of Group investments, notably with:
  - a centralized, in-depth review of the details of investment requests (above certain thresholds) and of the medium and long-term contractual commitments which may arise there from,
  - control of investment decisions practised through the use of specific follow up of the authorizations granted;
  - a comparative analysis of investment profitability (for the most significant) **prior to**, and **subsequent to**, their execution.
- The control environment is strengthened by the independence of three key control bodies which report to the Management Board:
  - the Strategic **Objectives and Management Control Department** which monitors objectives or consistent with accounting re

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- the **Finance and Accounting Department** which ensures:
  - the reliability of accounting and financial information,
  - Group financial risk management,
- the **Internal Audit Department** which verifies the effective application of internal control procedures in the framework of audits carried out according to a defined program presented to the Group's Audit and Accounts Committee. This program is developed based on risk analysis and is regularly followed up on by the Audit and Accounts Committee itself.

The Internal Audit Department largely relies on specific standards and processes that were redefined and harmonized since 2004 in order to improve the effectiveness and visibility of audits performed.

Audit reports are widely distributed (up to the Management Board level) and systematically supplemented by corrective action plans.

The audit reports, as well as subsequent follow-up reports, are the subject of various direct communications and discussions between the Internal Audit Department and the Company's statutory auditors.

• Finally, the control environment is completed by a framework of defined authorization and delegation limits:
- from the Management Board to members of the Executive Committee and certain central department executives, in order to define their power related to issuing commitments and payments for commercial operations (sales or purchases),
- from the Management Board to certain executives in charge of industrial sites, in order to ensure the prevention and control of industrial risks for the sites under their responsibility,
- from the Management Board to certain financial executives, in order to ensure the security of transactions and financial flows.

The managers of the various Group subsidiaries exercise their duties under the control of the Management Board while maintaining a respect for local rules and regulations.

They make sure that the policies and practices instituted are consistent with Group objectives, while being in accordance with the specific requirements of local law.

■ Internal control procedures

Procedures have been established and communicated by the Company to ensure that primary risks are addressed by the various entities in accordance with Group objectives.

The main procedures aim:

To ensure the safety and security of employees, products and installations, as well as the reliability of operations with a respect for the rules and regulations for accident prevention

In order to achieve this, in 2004 the Company realigned the multiple Group policies related to safety and risk management.

A new Industrial Management System (IMS), which is designed to strengthen the overall process of safety and risk management was defined, formalized and distributed to all Group entities.

Following the roll-out of the IMS to certain pilot sites in 2004, the new system was extended to some 85 subsidiaries and departments in 2005, representing 85% of group sales. The Executive Committee receives regular updates on the implementation of this program.

The IMS is based on:

• **empowerment of the entities' Executive Management** for the effective implementation of this system.

• **ehe issue of key management and organizational procedures** that aim to ensure the approach towards:
- industrial regulatory compliance,
- design validation,
- risk Management,
- occupational Health, Safety and Environment,
- technical training and certification of personnel,
- implementation of Group operating and maintenance procedures,
- procurement and Contract Services,
- change management,
- proactive analysis and treatment of both incidents and accidents,
- management reviews and Industrial Audits.

• **shared technical standards within Group entities.**

The Safety and Risk Management Department (DMRS) and the relevant Industrial Departments supervise and control the effective implementation of IMS, by notably relying on:
- continually increasing team awareness by providing specifically related training, and the distribution of a monthly security report available to all employees on the Group Intranet,
- a monthly presentation of indicators relating to safety and security performance, based on the reporting of accidents or near accidents. This report enables progress to be measured in achieving the Group objective of "zero accidents",
- a quarterly presentation of indicators relating to reliability performance, based on the reporting of availability levels and the reliability of installations,
- audits carried out in conjunction with the Industrial Departments to ensure the effective implementation of the system and the compliance of operations with Group security rules.

To ensure the protection of IT data and assets of the Group:

In order to achieve this, the Group implemented a Group Policy for the Protection of Information, which aims to:
- protect the confidentiality, integrity, availability and traceability of information,
- ensure the availability and continuity of information systems,
- pay particular attention to the re[illegible] of legal and regulatory provisions.

The roll-out of this policy was launched in 2005. It defines:

• the fundamental management rules to be implemented in each Group entity,

• the key principles to be respected by all users.

To ensure that laws, regulations and internal management rules are respected within the Group, notably in the legal and Intellectual Property areas

In conducting their activities, the various Group entities rely on the charters, guidelines or reference frameworks issued by the major support departments of the Company, notably:

• for the legal area:
- various contractual guides, with in 2005, the in-depth overhaul of the Large Industries Guide and the publication of an Electronics Guide,
- powers, Limitations and Delegation Guide for use by Group entities,
- insurance Guide for all Group entities,
- instructions on how to behave in order to comply with competition laws (primarily in Europe and the United States),

• for the intellectual property area:
- procedures aiming on the one hand to ensure respect by Air Liquide for valid patents held by third parties notably in the field of cryogenic production, and on the other hand to protect the Group's own intellectual property,
- a policy for the protection of Group inventions based on their identification (on an official filing basis) and favoring the recognition of their inventors.

manage and minimize financial risk

Company has defined a financial policy that is subject to regular review. This policy, which is widely distributed to the Group entities, states the principles and procedures for the management of financial risk to which the activity is exposed, notably in relation to:

• **liquidity risks:** the Company has defined rules aimed at ensuring an appropriate level of commitment and diversification (cash and maturities) for all sources of financing at Group level,

• **counterparty risk:** the Company has defined rules aimed at ensuring that there is sufficient diversification and financial solidity of counterparties at Group level (commitment limits/ minimum rating),

• **exchange and interest rate risks:** the Company has defined methods, managed on a centralized basis for the hedging of interest rates related to debt that is carried in major currencies (principally, Euro, USD, JPY) with:
- a selection of authorized tools,
- the steps involved in the hedging decision process,
- the methods for the execution of transactions.

For other foreign currency debts, rules have been defined in order to ensure that the decentralized transactions initiated to cover exchange risks are consistent with Group objectives.

The Company has also defined methods for exchange risk hedging in terms of the choice of tools, the decision process and the execution of transactions.

These measures are completed by treasury management rules that are aimed at ensuring secure transactions, adapted to local circumstances and compliant with the regulations in force.

The application of this financial policy is controlled by the Finance and Accounting Department. To this end, certain transactions are executed on a centralized basis (management of debt and interest rates), which is completed by consolidated reports provided by various Group entities on a monthly or quarterly basis, depending on their debt level.

The Finance and Accounting Department answers to the Finance Committee regarding the effective execution of the policy and submits future transactions to the Committee for approval. The Finance Committee regularly reviews the rules governing the financial policy applicable within the Group.

To ensure the reliability of financial and accounting information

In order to ensure the quality and reliability of financial and accounting information produced, the Group primarily relies on a defined framework of accounting principles and standards as well as a dual reporting system that has both management and accounting inputs with data being systematically compared by independent but interactive departments.

• In preparation of the publication of the first financial statements in accordance with IFRS as of December 31, 2005, the Company continued the significant efforts launched in 2004 with the:
- adaptation of accounting and management reporting to take account of new IFRS requirements,
- continued training of the various Group entities in the application of these new standards,
- the distribution of the Group Accounting Manual, completely revamped for the application of IFRS, to all Group entities. This manual defines the accounting rules and principles as well as the consolidation methods applicable within the Group and states the formats applicable within the Group for reporting financial and accounting information.

• Management Control reporting and accounting reporting are each prepared under the responsibility of independent but interactive departments that follow identical methods and principles.
- this independence allows for the enhancement of information and analysis through the use of complementary indicators and data,
- the fact that these bodies are interactive provides for better control concerning the reliability of information through the systematic and regular reconciliation of data. Data consolidation is ensured by the Central Finance and Accounting Department.

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This primarily includes the following:

• **monthly management reporting, known as the "Monthly Flash Report".** It provides information on sales and the main financial indicators: Statement of earnings, funds from operations (cash flow), net indebtedness and amount of investments authorized and committed,

• **quarterly reporting, known as the "Management Control Report".** It provides details of the primary items of the Statement of earnings, Balance sheet and Statement of changes in financial position.
These two documents are compiled by each entity according to a predefined timetable.
They are systematically accompanied by comments on activities drawn up by the director and the controller within the entity, and are consolidated at Group level with details for each business activity.

• **quarterly reporting for accounting consolidation** is complied by each subsidiary which, in addition, must provide (on a semi-annual basis) information on off-balance sheet commitments that may include:
- energy purchases,
- financial guarantees and deposits,
- all other contractual commitments, and in particular information on operating leases.

Accounting consolidation and monthly reporting are sent to the Central Consolidation Department whose duty, in conjunction with the Strategic Objectives and Management Control Department, is to analyze and comment on the results, and to identify and explain any differences with respect to the forecasts that were made.

Through regular controls, the Finance and Accounting Department ensures the effective application of accounting methods and principles by the various Group entities.

It also relies on audits carried out by the Internal Audit Department with which it has regular contact.

The quality and reliability of financial and accounting information also depends on information systems which are becoming increasingly integrated (such as ERP).

Statutory auditors through their work ensure that reported financial information complies with the rules defined.

■ Control bodies

The Supervisory Board exercises its control over Group management through various reports it receives from the Management Board and, relying on work done by the Audit and Accounts Committee, according to the methods and principles described above (reports, debriefings, etc).

The Management Board ensures risk management, notably through the existing reporting and through the following:

• executive Committee meetings, with debriefings from the Safety and Risk Management Department (DMRS) regarding Group performance in terms of security and the progress of actions underway,

• investment and Operations Committee meetings that it oversees,

• work done by the Finance and Accounting Departments, the Strategic Objectives and Management Control Department and the Internal Audit Department which report directly to the Management Board,

• finance Committee meetings that determine the Group's financial policy.

These control measures are enhanced by the involvement of entity departments and the Executive Committee in the implementation and follow-up of actions needed to improve and strengthen the quality of internal controls.

The Finance Committee

The Committee meets three times a year and upon request if need be.

This Committee includes the Group Finance and Accounting Director, the Corporate Finance and Treasury Director of the Group and certain Department members, which meet under the authority of a member of the Management Board.

The purpose of this Committee is to control the effective application of Group financial policy, to approve proposals and suggestions that have been submitted and to approve the rules governing Group financial policy.

The Investment and Operations Committee

The Committee meets four to six times a year for each geographical area, or for each significant activity.

This Committee includes the Group Finance and Accounting Director, the Market Director, the Directors for the zone and the entity concerned by the request for investments, under the authority of a member of the Management Board.

The purpose of this Committee is to assess and approve requests for investments that have been submitted, as well as medium and long-term contractual commitments that may arise there from.

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Statutory auditors' report on the report prepared by the President

Prepared in accordance with article L 225-235 of the French Company Law (Code de commerce), on the report prepared by the President of the Supervisory Board of L'Air Liquide S.A., on the internal control procedures relating to the preparation and processing of accounting and financial information.

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A., and in accordance with the requirements of article L 225-235 of the French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of the Supervisory Board of your Company in accordance with article L 225-68 of the French Company Law (Code de commerce) for the year ended December 31, 2005.

In his report, the Chairman of the Supervisory Board is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Supervisory Board and the internal control procedures implemented within the Company.

Our responsibility is to report to you our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and fi nancial information.

We performed our procedures in accordance with professional guidelines applicable in France. Those guidelines require us to perform procedures to assess the fairness of the information set out in the Chairman's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably included:

- examining the objectives and general organization of the Company's internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- acquiring an understanding of the work performed to support the information given in the report.

Based on procedures performed, we have no matters to report concerning the information provided on the internal control procedures relating to the preparation and processing of financial and accounting information, as contained in the report of the Chairman of the Supervisory Board, prepared in accordance with article L 225-68 of the French Company Law (Code de commerce).

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

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Resolutions


presented to the
Combined
Shareholders'
Meeting
of May 10, 2006

Contents

Management board report on the resolutions presented to the Combined Shareholders' Meeting

■ Results for the period

This report includes the annual financial statements of L'Air Liquide S.A. prepared in accordance with legal provisions and the French General Chart of Accounts.

The financial statements of L'Air Liquide S.A. for the year ended December 31, 2005, have been prepared in accordance with the new accounting rules applicable to statutory accounts as of January 1, 2005, and stipulated in the following regulations of the French Accounting Regulation Committee, the CRC: no. 2002-10 of December 12, 2002, no. 2003-07 of December 12, 2003 and no. 2004-06 of November 23, 2004 on the definition, measurement, recognition, impairment and depreciation, and amortization of assets.

The extension of certain depreciation and amortization periods led to the retroactive calculation of impairment as of January 1, 2005. The difference arising from this recalculation in the amount of 42.4 million euros was transferred from assets to the accelerated depreciation heading under equity. With regard to taxation, the changes in depreciation and amortization periods for impairment had no impact, as the periods of use were maintained.

Costs which could previously be recognized as deferred charges must be immediately recognized as expenses. They may, however, be capitalized if they satisfy the criteria for the definition and recognition of assets. This new definition led the Company to perform following transfers:

- ...sification to intangible assets of the net carrying amount of ...evelopment costs of certain IT projects, previously classified ...eferred charges, in the amount of 52.6 millions euros, net of ...ax,
- reclassification to equity (retained earnings) of the costs incurred in 2004 for the acquisition of Messer Group activities, previously classified as deferred charges, in the amount of 66.3 million, net of tax.

Revenues in 2005 totaled 1,460.1 million euros compared to 1,347.6 million in 2004, up 8.4%.

Profit for the period totaled 597.1 million euros compared to 383.9 million euros in 2004. It comprises the capital gains in the amount of 155.8 million on the disposal of securities held in Séchilienne-Sidec and the capital gain on the simplified public exchange offer for the shares of Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO).

Investments in French and foreign associates amounted to 525.2 million euros compared to 433.1 million euros in 2004.

Consolidated revenues for 2005 totaled 10,434.8 million euros, compared to 9,428.4 million euros in 2004, up 10.7%. On a like-for-like basis, (excluding changes in foreign exchange rates, natural gas prices and the scope of consolidation), revenue growth was up 6.2%.

Consolidated net profit for the period attributable to equity holders of the parent, after deducting minority interests, amounted to 933.4 million euros, compared to 780.1 million euros in 2004, up 19.7% (increase of 18.8% on a constant exchange rate basis). Excluding exceptional items, growth was 10.9% (10.0% on a constant exchange rate basis).

These results are described in the Annual Report.

Capital increases reserved for employees

Since 1986, L'Air Liquide S.A. has granted the employees of certain Group companies the possibility of subscribing to several reserved capital increases. The total number of subscribed shares, excluding the allocation of bonus shares, was 1,600,107.

In accordance with article L 225-102 of the French Company Law, the shareholders are hereby informed that the number of shares held by the employees of your Company and its subsidiaries within the meaning of article L 225-180 of the French Company Law, totaled 1,298,508 representing 1.18% of share capital as of December 31, 2005.

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Acquisitions and controlling interests

In accordance with article L 233-6 of the French Company Law, it should be noted that the Company performed the following transactions in 2005:

- acquisition of the shares of 13.22%-owned Société d'Oxygène et d'Acétylène d'Extrême-Orient, as part of public buy-out and exchange offers, followed by a squeeze-out offer,
- disposal of 39.45%-owned Séchilienne-Sidec,
- dissolution without liquidation of wholly-owned Hysynco International,
- dissolution without liquidation of wholly-owned SEPAL,
- disposal of 99.84%-owned Air Liquide Environnement (now Air Liquide Russie) to the subsidiary, Air Liquide International,
- creation of 99.88%-owned Air Liquide Expansion,
- creation of 99.88%-owned Air Liquide Exploitation,
- creation of 99.88%-owned Air Liquide Management,
- creation of 99.88%-owned Air Liquide Marketing,
- following the Air Liquide Trading (now Cryopal) capital increase, in consideration for a partial asset transfer from Taema, our investment in this company decreased from 99.76% to 1.24%.

Identity of shareholders and voting rights

As of December 31, 2005, no shareholder held 5% or more of share capital and voting rights.

■ Resolution under the authority of the Ordinary Shareholders' Meeting

The shareholders are asked, after having reviewed:

- the report of the Management Board on the operations and management of the Company and its Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

to approve the Company's financial statements and the consolidated financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

Based on the Company's results, the Management Board proposes, for each share existing as of December 31, 2005 (i.e. a total of 109,538,475 shares), a dividend of 3.85 euros. This dividend is eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

In addition, for shareholders who have held their shares in registered form for at least two years as of December 31, 2005, and who shall continue to hold shares in this form until May 16, 2006, the dividend payment date, shall receive, for these shares (i.e. as of December 31, 2005, a total of 27,264,001 shares), a bonus dividend with a premium of 10% compared to the dividend paid to other shares, i.e. a dividend of 0.38 euros. This dividend is also eligible for the 40% allowance mentioned in article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The difference between the bonus dividend calculated on the basis of shares known as of December 31, 2005 and the bonus dividend actually paid shall be allocated to retaining earnings.

It should be noted that, to facilitate share transferability, the shares resulting from the exercise of options shall immediately carry dividend rights and not as of January 1 of the year in which the option is exercised.

Hence, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend to the shares thus issued between January 1 and May 16, 2005, the dividend payment date.

Shareholders are asked to approve the proposed allocation of net earnings for the period of 597,078,673 euros as follows (in euros):

- allocation to

– legal reserve	393,418
– retained earnings	164,601,806
– dividends	432,083,449

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Distribution

In accordance with the law, the dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Fiscal year	Total amount distributed (€)	Number of shares concerned	Dividend distributed eligible for the 50% allowance mentioned in article 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

In 2004, the increase in the number shares was mainly due to the issue of bonus shares (issue of 10,132,708 shares by allocation of one new share for ten old shares).

Company share buy-back program

The Combined Shareholders' Meeting of May 11, 2005 authorized the Management Board, for a period of eighteen months, in accordance with articles L 225-209 et seq. of the French Company Law, and subject to the prior authorization of the Supervisory Board, as set forth in article 22 of the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them,
- allocate share purchase options to its employees or those of its subsidiaries, in accordance with the sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004,
- buy or sell them according to market situations in accordance with and within the limits of applicable regulations,
- retain them for the purpose of a share exchange or payment in connection with acquisitions, in accordance with applicable regulations.

The maximum purchase price is set at 220 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,884,004 shares, for a maximum total amount of 2,394,480,880 euros.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

In exercising this authority, a share buy-back program was set up, resulting in the following movements in 2005:

- 411,699 shares were purchased at an average price of 145.17 euros,
- 350,000 shares were cancelled at the average price of 130.46 euros following the decision taken by the Management Board on February 25, 2005, authorized by the Supervisory Board of February 25, 2005, in accordance with the provisions of the 13th resolution approved by the Combined Shareholders' Meeting of May 12, 2004,
- 870,755 shares were submitted to the principal simplified public exchange offer for the shares of SOAEO S.A. (exchange of one Air Liquide share for one SOAEO share), at an average price of 116.91 euros.

The pre-tax amount of trading and dealing fees totaled 0.2 million euros.

As of December 31, 2005, a total of 537,375 treasury shares, each with a par value of 11 euros, were reported in the balance sheet for a total value of 74.9 million euros.

These shares represent 0.49% of the Company's share capital.

The Supervisory Board was informed that, following the entry into force on October 13, 2004 of European Regulation no. 2273/2003 of December 22, 2003 and the new regulation of the French Financial Markets Authority (Autorité des Marchés Financiers), the decision was made to allocate shares acquired or held previously as follows:

- cancellation of shares: 147,250
- exchange or payment of shares as part of acquisitions 390,125

This program makes it possible to offset, in the long term, the dilutive impact that the granting of $ ... -tions and capital increases reserved for the Co

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shareholders, and since this authorization was partially used, the shareholders are asked to replace the previous authorization with a new authorization granted to the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

- cancel them, subject to the adoption of resolution no. 8,
- retain them for the for the purpose of a share exchange or payment in connection with acquisitions in accordance with recognized market practices and applicable regulations,
- implement share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined Shareholders' Meeting of May 12, 2004,
- maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority, the AMF.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of article L 225-206 of the French Company Law.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with applicable regulations.

Dividends of treasury shares shall be allocated to retained earnings.

This authorization is granted for a period of eighteen months starting from the date of this meeting and replaces the authorization granted to the Management Board by the Ordinary Shareholders' Meeting of May 11, 2005 with respect to the non-utilized portion.

Supervisory Board

The term of office of Béatrice Majnoni d'Intignano expires at the end of this Shareholders' Meeting.

As Béatrice Majnoni d'Intignano has accepted the renewal of her term of office, the shareholders are asked to approve her re-appointment as member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, as director for a period of 4 years.

The shareholders are asked to approve the appointment of Paul Skinner as a new member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to appoint Paul Skinner as director for a period of 4 years.

These recommendations reflect the Supervisory Board's desire to appoint members based on their professional abilities, integrity and independence as well as their determination to take into consideration the interests of all shareholders while ensuring the diversity of cultures and experience in important areas for the Group.

Subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, the shareholders are asked to appoint Benoît Potier as director for a period of 4 years, and Alain Joly, Edouard de Royère, Sir Lindsay Owen-Jones, Thierry Desmarest, Gérard de la Martinière, Cornelis van Lede, Professor Rolf Krebs and Thierry Peugeot as directors for their remaining term of office as members of the Supervisory Board.

In addition, it is proposed, subject to the condition precedent of the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, to set the total amount of directors' fees to be allocated to members of the Board of Directors, the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

■ Resolutions under the authority of the Extraordinary Shareholders' Meeting

Cancellation of the shares purchased by the Company via a capital decrease

In order to reduce the number of Company shares outstanding and to improve net earnings per share, the shareholders are asked to authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, all or part of the shares purchased by the Company in connection with the authorization adopted by the Ordinary Shareholders' Meeting in its fourth resolution and those purchased in connection with the authorization adopted by the Ordinary Shareholders' Meeting of May 11, 2005, and to decrease share capital by this amount.

The difference between the net book value of the shares cancelled and their par value amount shall be allocated to all reserve or additional paid-in capital accounts.

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This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the Extraordinary Shareholders' Meeting of May 11, 2005 in its resolution no. 10.

Authorizations to increase share capital

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, for a period of five years, subject to the prior authorization of the Supervisory Board as provided for in article 22 of the Articles of Association, to increase share capital, based on its deliberations, on one or more occasions, for a maximum amount of 2 billion euros,

- by capitalizing reserves, earnings, or additional paid-in capital, by raising the par value of existing shares or creating new shares,
- by subscribing in cash by issuing new shares, with or without additional paid-in capital, any additional paid-in capital being allocated to this amount of 2 billion euros, including additional paid-in capital.

The subscription to these new shares shall be reserved in priority to the holders of former shares or the assignees of their rights.

This authorization was partially used in 2004 for a capital increase by capitalization in an amount of 111.5 million euros deducted from "Additional paid-in capital", through the creation of 10,132,708 new bonus shares allocated for no consideration to shareholders, at the rate of one new share for ten former shares.

Given the modification of the marketable securities legal regime, and to enable the Company to have the possibility of increasing its share capital to finance its development and to grant 1 bonus share for 10 existing shares as of June 12, 2006, shareholders will be asked to grant these new authorizations.

Pursuant to the ninth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed immediately and/or in the future may not exceed 250 million euros (two hundred and fifty million euros) in par value.

The shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Pursuant to the tenth resolution, the shareholders are asked to delegate to the Management Board, for a period of twenty-six months starting from the date hereof, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the right of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, earnings or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares granted for no consideration and/or by increasing the par value of existing shares.

The total amount of capital increases likely to be performed may not exceed 250 million euros (two hundred and fifty million euros), this limit being separate and independent from the limit provided for in the ninth resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or earnings accounts referred to above which exist at the time of the capital increase.

This delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever.

Subscription of shares reserved for employees who contribute to a Company savings plan

The Combined Shareholders' Meeting of May 12, 2004 had authorized the Management Board, subject to the prior authorization of the Supervisory Board, in accordance with article 22 of the Articles of Association, for a period of five years, to increase share capital, in one or more transactions, for a maximum amount of 150 million euros, including additional paid-in capital, by issuing shares for subscription, under articles L 443-5 of the Labor Code and article L 225-138 of the French Company Law, by employees of the Company and the companies which are affiliated to it within the meaning of article L 444-3 of the Labor Code, who have at least three months' seniority, and contribute to a Group/Company savings plan, with the number of new shares to be issued, which will be assimilated to other existing shares, not exceeding 1 million.

In accordance with this authorization, 500,000 shares were proposed to the employees of the Group's companies during the period from October 3, 2005 to October 28, 2005.

The number of shares subscribed to by 44.60% of employees eligible for this transaction i.e. 16,239 employees, totaled 435,927.

The transactions performed previously form part of the Group's policy to continue associating the majority of its employees worldwide with its medium and long-term development. Since these transactions reserved for employees help to significantly reinforce their motivation and increase their sense of belonging within the Group, the Company should continue this course of action.

Moreover, in compliance with legal requirements, pursuant to the eleventh resolution, the shareholders are asked to delegate to the Management Board, subject to the prior authorization of the

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Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for employees who contribute to a Company or Group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.

The total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million. The subscription price may not exceed the average first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than 20% of this average.

The beneficiaries of these capital increases will be, directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the employees of the Company and the companies which are affiliated to it within the meaning of article L 225-180 of the French Company Law who contribute to a Group/Company savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no.13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors.

Should this authorization be used, shareholders shall waive their preferential share subscription right in favor of the above-mentioned beneficiaries.

This delegation of authority strips of any legal effect whatsoever the authorization granted to the Management Board pursuant to the [illegible]nth resolution of the Extraordinary Shareholders' Meeting [illegible]ay 12, 2004, up to the non-utilized portion of this authorization.

Modification of the threshold notification obligations

In order to simplify the management of shares held by certain shareholders of the Company, shareholders are asked to increase or decrease by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold beyond which the obligation to notify the Company applies and to amend paragraphs 4, 5 and 6 of article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall be incorporated as paragraphs 2 and 3 of article 9 of the new Articles of Association:

"In addition to the legal obligations to notify the Company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the Company within fifteen days as of the date on which the threshold is exceeded, and where necessary, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a Shareholders' Meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any Shareholders' Meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the Shareholders' Meeting."

Modification of the Company's mode of administration

The proposal to return to a management structure with a Board of Directors reflects Air Liquide's traditions and encourages a close relationship between its executive managers and shareholders. This structure has widely contributed to the Group's performance in the long term.

If this change is approved, it shall be performed in compliance with the corporate governance principles to which Air Liquide has always been attached.

The shareholders will therefore be asked to approve a resolution on the modification of the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) governed by articles L 225-17 to L 225-56 of the French Company Law.

In consequence thereof, the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this Shareholders' Meeting.

The shareholders are asked to take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as often as needed in favor of the latter for their remaining term:

- twelfth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum nominal amount of 4 billion euros),
- sixteenth resolution of the Combined Shareholders' Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or purchase options).

The shareholders are also asked to approve the new Articles of Association which will henceforth govern the Company, it being understood that should the 12th resolution be rejected, all the provisions of the current Articles of Association relating to the obligation to notify the crossing of thresholds shall be maintained in article 9 of the new Articles of Association.

The financial statements for the fiscal year beginning January 1, 2006 shall be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

In accordance with prevailing regulations, the Company's Central Works Council has been duly inf[illegible] and consulted with respect to this project.

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Additional Management Board report

share capital increase reserved for employees (2005)

(prepared following the meetings of July 22, August 2 and September 19, 2005 in accordance with articles L 225-138 of the French Company Law and 155-2 of the decree of March 23, 1967)

The Management Board, exercising the powers conferred on it by the Combined Annual General Shareholders' Meeting of May 12, 2004 (seventeenth resolution), decided, during its meetings of July 22, August 2 and September 19, 2005, to set the terms and conditions for a share capital increase reserved for Air Liquide group employees as follows.

The transaction is open to the employees of L'Air Liquide S.A. and its French and foreign subsidiaries, in which it has a controlling interest, directly or indirectly, of at least 50% (subject to specific cases according to the Management Board's decision), provided such employees have 3 months' seniority in the Group at the subscription period closing date.

In France, in accordance with applicable legal and regulatory provisions, a France Group Savings Plan ("PEG France") was set up within L'Air Liquide S.A., under an agreement entered into with the L'Air Liquide S.A. trade union organizations, to which the subsidiaries and employees eligible for the increase should subscribe by no later than the subscription period closing date. For the foreign subsidiaries and employees eligible for the increase, L'Air Liquide S.A. set up a Foreign Group Savings Plan ("PEG Etranger") to which the subsidiaries should subscribe by no later than the subscription period closing date. This PEG Etranger provides for direct subscription or subscription via a company mutual fund ("FCPE"), depending on the choice made by the subsidiary.

The terms and conditions of subscription were defined as follows, subject to local specificities:

- **Price:** the share price for this share capital increase reserved for employees was set at **113 euros** per share (corresponding to 80% of the average of the opening quoted prices over the twenty trading sessions preceding July 22, 2005, the date on which the Management Board set the subscription date). However, in accordance with the specific regulation applicable to the group's subsidiaries in the US, the Management Board decided to set the subscription price applicable to the employees of US subsidiaries at **124.19 euros** (corresponding, pursuant to US legislation, to 85% of the Air Liquide share closing quoted price on the trading day prior to August 2, 2005, the date of the Management Board's decision confirming the share capital increase for the benefit of US employees).
- **Employer contribution:** for up to a maximum of 10 shares, L'Air Liquide and the French subsidiaries shall, if they so wish, complete the payment made by their employees, by paying a contribution of 30 euros per share prior to social security deductions.
- **Maximum subscription:** the maximum subscription shall be 500,000 shares in total, each with a par value of 11 euros, carrying rights as of January 1, 2005, i.e. a share capital increase of a maximum par value amount of 5,500,000 euros and limited to 50 shares per employee; consequently, there may be reductions on the highest demands if the proposed quota is exceeded. The subscribed shares shall be blocked for 5 years, except in the case of an early release in accordance with applicable laws and regulations.
- **Subscription period:** the subscription period shall commence on October 3, 2005 and end on October 28, 2005.
- **Methods of payment:** the amount corresponding to the employee's subscription (after deduction of the contribution where necessary) shall be payable in cash or within a maximum period of 12 months as from January 1, 2006 in the form of monthly salary deductions. This payment period may be extended to 24 months in order to take into account local circumstances.

The provisions of the PEG Etranger shall be adapted in order to take into account local regulations. In certain countries, preliminary measures may have to be taken with the local authorities before participating in the increase.

Furthermore, the impact of the issue on the holders of shares and marketable securities conferring entitlement to share capital may be assessed as follows in the event of a 100% subscription:

- the share of each shareholder in the Company's equity calculated as of June 30, 2005 shall be increased by 0.29 euros per share (or 0.28 euros per share taking into account all the issued securities that may confer entitlement to share capital);
- the theoretical impact on the current share market value (average of the twenty trading sessions preceding the Management Board's meeting of July 22, 2005) is a share price decrease by 0.13 euros (0.12 euros taking into account all the issued securities that may confer entitlement to share capital).

Fot the Management Board,

The President.

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Reports of the statutory auditors

■ Special report of the statutory auditors on certain related party transactions

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of article 117 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2005 which would be covered by article L 225-86 of French Company Law (Code de commerce).

In accordance with the March 23, 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2005.

1. With Mr. Benoît Potier

a. Retirement benefits

Mr. Benoît Potier benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies if the beneficiary is still in the Company at the time of his retirement; he may nevertheless maintain his rights should he reach 55 years or should he have more than 20 years of seniority.

In 2005, your Company paid 71,309 euros to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member and Chairman of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Benoît Potier would receive a lump-sum termination payment; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment contract, Mr. Benoît Potier would receive a lump-sum fixed amount, except in case of gross negligence.

2. With Mr. Klaus Schmieder

a. Retirement benefits

Mr. Klaus Schmieder benefits from an additional retirement defined benefits plan set up for senior managers and executives whose total remuneration exceeds 16 times the social security maximum. The plan only applies after a minimum seniority of two years and if the beneficiary is still in the Company at the time of his retirement.

In 2005, your Company has not paid any payment to the additional retirement fund manager.

b. Termination payments

With respect to his duties as member of the Management Board, should the Superivsory Board or the Shareholder's Meeting decide to terminate his duties or not to renew them, Mr. Klaus Scmieder would receive a lump-sum termination payment ; except in case of gross negligence.

With respect to his salaried employee duties, should the Company unilaterally terminate his employment c[illegible] Mr. Klaus Scmieder would receive a lump-sum fixed amount, except in case of gross negligence and incapacity.

3. With Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)

Sharing of cash facilities

Agreement, concluded for an unlimited period, for the sharing of cash facilities between your Company and SOAEO, using market conditions. This agreement allows contracting companies to improve the treasury management conditions or to utilize their cash excess, while realising a financial balance within the Air Liquide group.

At December 31, 2005, SOAEO has granted to your Company a loan amounting to 30,196,731 euros.

In 2005, interests due your Company to SOAEO amount to 369,167 euros.

4. With Soudure Autogène Française (SAF)

a. Contribution contract to the CTAS, joint research center of Air Liquide and SAF

For the year ended December 31, 2005, your Company has invoiced SAF for an amount of 3,779,357 euros

b. Rental agreement of CTAS building

For the year ended December 31, 2005, rental fee invoiced by SAF to your Company amounts to 296,543 euros.

5. With Air Liquide Maroc

a. Technical assistance contract with Air Liquide Maroc in the field of production, distribution, utilisation and commercialisation of industrial gases and welding/cutting field

Fees recorded by your Company for the year ended December 31, 2005 amount to 157,352 euros.

b. Technology licence contract

Fees recorded by your Company for the year ended December 31, 2005 amount to 786,759 euros.

c. Commercial name and trademark utilisation contract

Fees recorded by your Company for the year ended December 31, 2005 amount to 78,676 euros.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

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■ Statutory auditor's report On the reduction in capital by the repurchase of shares to be cancelled

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of L'Air Liquide S.A. and in compliance with article L 225-209, paragraph 7 of French Company Law (Code de commerce) in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment of the terms and conditions of the proposed reduction in capital.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with article L 225-209 of French Company Law (Code de commerce). Moreover, this purchase authorisation is proposed to your Shareholders' Meeting for approval and would be given for a period of 18 months.

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) requests that it be empowered for a period of 24 months to proceed with the cancellation of own shares the Company was authorised to repurchase, representing an amount not exceeding 10% of its total capital for a period of 24 months.

We have nothing to report on the terms and conditions of the proposed reduction in capital, which can be performed only after your Shareholders' Meeting has already approved the repurchase by your Company of its own shares.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

■ Statutory auditors' report on the increase in capital with cancellation of preferential subscription rights reserved for employees member of a company savings scheme

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company and in compliance with article L 225-138 of French Company Law (Code de commerce), we hereby report on the proposed reserved increase in capital of a maximum of €200.000.000, premium included, and of a maximum number of one million shares reserved to L'Air Liquide SA's employees member of a company savings scheme or an associated employee saving scheme according to article L 225-180 of French Company Law (Code de commerce) submitted for your approval.

This increase in capital, which is submitted for your approval in accordance with article L 225-129-6 of French Company Law (Code de commerce) and article L 443-5 of the French Employment law (Code du travail).

Your Management Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors) proposes, on the basis of its report, that it be empowered to determine the terms of this operation and proposes to cancel your preferential subscription rights.

We performed our work in accordance with French professional standards. These standards require that we perform the procedures to verify the terms for determining the issue price.

Subject to a subsequent review of the conditions for the proposed increase in capital, we have nothing to report on the terms used to determine the issue price provided in the Management Boards' Report.

As the issue price has not yet been determined, we do not express an opinion on the final terms for the increase in capital and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with article 155-2 of the law of March 23, 1967, we will issue a supplementary report when the increase in capital is performed by your Management Board Board (or subject to approval of the thirteen's resolution regarding the management organization and the change in the by-laws, the Board of Directors).

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

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MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & Y
Olivier BREILLOT



Resolutions

Additional statutory auditors' report

on the increase in capital with cancellation of preferential subscription rights

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of your Company in compliance with article 155-2 of the March 23, 1967 Act and further to RSM Salustro Reydel and Ernst & Young Audit special report dated March 5, 2004, we hereby report on the issue of reserved shares authorised by your Shareholders' Meeting on May 12, 2004.

The shareholders empowered your Management Board to proceed with and determine the final conditions of the related capital increase.

Exercising this empowerment, on July 22, August 2 and September 19, 2005, your Management Board decided to proceed a capital increase of a maximum amount of 5,500,000 euros by issuing a maximum of 500,000 shares.

We conducted our review in accordance with French professional standards. These standards require that we perform the necessary procedures to verify:

• the consolidated financial information taken from the interim accounts at June 30, 2005 prepared under Management Board's responsibility and for the first time using recognition and measurement criteria listed in IFRS standards as endorsed by the European Union and using presentation and disclosures applicable to interim account as defined in the French Financial Market Authority (Autorité des Marchés Financiers). We have performed a review of these interim financial statements in accordance with French professional standards,

• the compliance of the operation terms with those previously authorized by the shareholders and the fairness of the information provided in the Management Board's supplementary report on the choice of constituent elements used for calculating the issue price and its amount.

We have nothing to report with regards to:

• the fairness of the financial information deriving from the Company's accounts and included in the Management Board's supplementary report,

• compliance with the terms of the operation as authorized by the shareholders on May 12, 2004 and the information provided to them,

• the proposed cancellation of the preferential subscription rights, upon which you have voted, the choice of constituent elements used ·· calculating the issue price and its amount,

··e presentation of the effect of the issuance on the shareholders' financial situation as expressed in relation to the shareholders' equity ı on the share market value).

Paris and Paris-La Défense, September 30, 2005

The statutory auditors

MAZARS & GUERARD
Frédéric ALLILAIRE

ERNST & YOUNG Audit
Olivier BREILLOT

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Resolutions

Resolutions by the authority of the Ordinary Shareholders' Meeting

First resolution

(Approval of the financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Company's annual financial statements, income statement, balance sheet and notes thereto,
- the statutory auditors' reports,

approve the Company's financial statements for the year ended December 31, 2005 such as presented as well as the transactions reflected in these financial statements or mentioned in these reports.

The shareholders set the amount of net earnings for the year at 597,078,673 euros.

Second resolution

(Approval of the consolidated financial statements for the year ended December 31, 2005)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed:

- the report of the Management Board on the operations and management of the Company and the Group during fiscal year 2005,
- the reports of the Supervisory Board and its Chairman,
- the Group's consolidated financial statements,
- the statutory auditors' reports,

approve the consolidated financial statements for the year ended December 31, 2005 as presented.

Third resolution

(Setting of dividends)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, approve the Management Board's proposal concerning the allocation of net earnings. Shareholders set the dividend to be paid to the holders of each of the 109,538,475 shares comprising the share capital as of December 31, 2005 at 3.85 euros. This dividend is eligible for the 40% allowance mentioned in Article 158.3.2°of the General Tax Code and no longer benefits from the tax credit.

The dividend shall be paid on May 16, 2006

- for directly registered shares: directly by the Company, based on the means of payment which has been indicated to it by their holders,
- for indirectly registered shares, as well as for bearer shares which are registered in shareholder accounts: by the authorized intermediaries to whom the management of these shares has been conferred.

The dividend distributions made with respect to the last three fiscal years are as follows:

Fiscal year	Total amount distributed (€)	Number of shares concerned	Net dividend distributed (€)	Tax already paid to the French Treasury (tax credit) (€)
2002 (1)	322,619,011	100,818,441	3.20	1.60
(2)	7,836,553	24,489,228	0.32	0.16
2003 (1)	319,721,334	99,912,917	3.20	1.60
(2)	7,765,140	24,266,063	0.32	0.16

Fiscal year	Total amount distributed (€)	Number of shares concerned	Dividend distributed eligible for the 50% allowance mentioned in Article 158.3.2° of the General Tax Code (€)
2004 (1)	382,132,881	109,180,823	3.50
(2)	9,056,861	25,876,746	0.35

(1) Ordinary dividend.
(2) Bonus dividend.

Pursuant to the provisions of the Articles of Association, a bonus dividend of 10%, i.e. 0,38 euro per share, shall be granted to shares which have been held in registered form as of December 31, 2003, and which shall remain held in this form continuously until May 16, 2006, the dividend payment date. This dividend is also eligible for the 40% allowance mentioned in Article 158.3.2° of the General Tax Code and no longer benefits from the tax credit.

The amount of the bonus dividend, for the 27,264,001 shares which have been held in registered form as of December 31, 2003, and which have remained held in this form continuously until December 31, 2005, totaled 10,360,320 euros.

The bonus dividend corresponding to these 27,264,001 shares which will have been sold between January 1, 2006 and May 16, 2006, date of the dividend payment, shall be deducted from such amount.

Furthermore, the shareholders authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to deduct from the "Retained earnings" account the sums necessary to pay the dividend set above to the shares resulting from the exercise of share subscription options which shall be performed before the dividend payment date.

Fourth resolution
(Company share buy-back program)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, in accordance with Articles L 225-209 et seq. of the Commercial Code and the provisions of direct application of the European Commission regulation of December 22, 2003, authorize the Management Board, subject to the prior authorization of the Supervisory Board, or the Board of Directors, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to have the Company buy back its own shares in order to:

• cancel them, subject to the adoption of resolution no. 8,

• retain them for the purpose of a share exchange or payment in external growth transactions, in accordance with recognized market practices and applicable regulations,

• implementation of any share purchase option plans in favor of its employees or those of its subsidiaries, in accordance with the 16th resolution of the Combined General Shareholders' Meeting of May 12, 2004,

• maintain an active market in the Company's shares pursuant to a market liquidity agreement in compliance with a code of ethics recognized by the French Financial Markets Authority *(Autorité des Marchés Financiers)*.

The shareholders set the maximum purchase price at 250 euros per share and the maximum number of shares that can be bought back is 10% of the total number of shares comprising the share capital, i.e., 10,904,762 shares, for a maximum total amount of 2,726,190,500 euros, subject to the legal limits.

These shares may be acquired at any time and by all available means, either on or off a stock exchange, in private transactions or through optional mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the Commercial Code.

Shares acquired may be assigned or transferred in any manner on or off a stock exchange or through private transactions, in compliance with the applicable regulations.

Dividends of own shares shall be allocated to retained earnings.

This authorization is granted for a period of 18 months starting from the date of this meeting and replaces the authorization granted to the Management Board by the ordinary shareholders' meeting of May 11, 2005 with respect to the non-utilized portion.

The shareholders give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of delegating such powers, to implement this authorization, to enter into all agreements, perform all formalities and declarations to all authorities and, generally do all that is necessary for the execution of the decisions which will have been made in connection with this authorization.

The Management Board or, subject to the adoption of resolution no. 13, the Board of Directors, must inform the shareholders of any transactions performed in accordance with applicable regulations.

Fifth resolution

(Appointment of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to renew the mandate of Mrs. Béatrice Majnoni d'Intignano as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mrs. Béatrice Majnoni d'Intignano as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Sixth resolution

(Appointment of Mr. Paul Skinner as a member of the Supervisory Board or the Board of Directors, depending on the case)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, decide to appoint Paul Skinner as a member of the Supervisory Board or, subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Paul Skinner as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Seventh resolution

(Statutory auditors' special report on the agreements referred to in Article L 225-86 of the Commercial Code)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, acknowledges that the special report required by prevailing laws and regulations, on the agreements and transactions referred to in Article L 225-86 of the Commercial Code, has been submitted to them.

The shareholders take due note that no agreement referred to in Article L 225-86 of the Commercial Code has been entered into during the fiscal year which has just ended, as mentioned in the statutory auditors' special report.

■ Resolutions by the authority of the Extraordinary Shareholders' Meeting

Eighth resolution

(Cancellation of the shares purchased by the Company via a capital decrease)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' special report, authorize the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, to cancel solely by its own decisions, on one or more occasions, and up to a maximum of 10% of the Company's share capital per twenty-four month period, any or all of the shares purchased by the Company in connection with the authorization adopted by the ordinary shareholders' meeting in its 4th resolution and those authorizations granted in connection with the authorization adopted by the ordinary shareholders' meeting of May 11, 2005, and to decrease share capital by this amount.

This authorization is granted for a period of twenty-four months starting from the date hereof and replaces the authorization granted to the Management Board by the extraordinary shareholders' meeting of May 11, 2005 in its 10th resolution.

All powers are granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors to implement this authorization, amend the Articles of Association, complete all necessary formalities, allocate the difference between the net book value of the shares cancelled and their par value amount to all reserve and additional paid-in capital accounts, with the option of sub-delegation to perform the capital decrease which shall be decided in accordance with this resolution.

Ninth resolution

(Delegation of authority for a 26 months period in order to increase capital via the issuance of ordinary shares with retention of the shareholders' preferential share subscription rights for a maximum par value amount of 250 million euros)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129 and L 225-129-2 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no.13 on changing the Company's mode of admi-

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Resolutions

nistration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases via the issuance of ordinary shares of the Company, in France, in euros.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed may not exceed 250 million euros in par value,

3. decide that the shareholders have, proportional to the amount of their shares, a preferential share subscription right to the shares issued pursuant to this resolution,

4. decide that if these subscriptions, pro rata to their existing shareholding and, where applicable, over and above their existing shareholding, have not resulted in the purchase of all of the shares of any issuance, the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors may offer to the public all or part of the non-subscribed shares,

5. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,

6. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the amount of the premium and other issuance conditions, deduct from the "Additional paid-in capital" account all costs relating to this capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from, perform all necessary amendments to the Articles of Association and enter into any agreement to complete the proposed issuances,

7. for issuances decided pursuant to the application of this resolution, the number of shares to be issued may be increased under the conditions provided for by Article L 225-135-1 of the Commercial Code and within the limit of the overall maximum ceiling set forth in this resolution when a request in excess of such amount is made.

Tenth resolution

(Delegation of authority for 26 months to increase capital by capitalizing additional paid-in capital, reserves, profits or others in order to grant bonus shares for no consideration and/or to increase the par value of existing shares for a maximum amount of 250 million euro)

The shareholders, deliberating under the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report and in accordance with the provisions of Articles L 225-129-2 and L 225-130 of the Commercial Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation, the authority to decide one or more capital increases by capitalizing additional paid-in capital, reserves, profits or other amounts whose capitalization will be possible under the law and the Articles of Association and in the form of bonus shares and/or by increasing the par value of existing shares.
The delegation thereby granted to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, is valid for a period of twenty-six months starting from the date hereof,

2. decide that the total amount of capital increases likely to be performed under this resolution may not exceed 250 million euros this limit being separate and independent from the limit provided for in the 9th resolution, and may not in any event whatsoever exceed the amount of reserves, additional paid-in capital or profits accounts referred to above which exist at the time of the capital increase,

3. decide that, should the Management Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, the Board of Directors, use this delegation, in accordance with the provisions of Article L 225-130 of the Commercial Code, fractional shares will not be transferable and the corresponding securities will be sold ; the sums resulting from such sale will be allocated to the holders of rights in the deadlines provided for in the regulations,

4. take due note that this delegation strips any previous delegation, having the same purpose, of any legal effect whatsoever,

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5. give all powers to the Management Board, subject to the prior authorization of the Supervisory Board, or subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, with the option of sub-delegation under the conditions set by law, to implement this delegation and notably determine the issuance conditions, deduct from one or more available reserve accounts the costs relating to the corresponding capital increase and, should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance, take due note of the completion of all capital increases resulting there from and perform all necessary amendments to the Articles of Association.

Eleventh resolution

(Delegation of authority for 26 months to perform capital increases reserved for adherents to company /group savings plans)

The shareholders, deliberating under the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report and the statutory auditors' report, deliberate pursuant to Articles L 225-129-6 and L 225-138-1 of the Commercial Code and Articles L 443-1 et seq. of the Labor Code:

1. delegate to the Management Board, subject to the prior authorization of the Supervisory Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors, the authority to decide one or more capital increases reserved for adherents, in France or abroad, to a company or group savings plan, via the issuance of ordinary shares of the Company, in France, in euros.
   The delegation thereby granted to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors is valid for a period of twenty-six months starting from the date hereof,
2. decide that the total amount of capital increases likely to be performed may not exceed 200 million euros, including additional paid-in capital, the number of new shares to be issued, which will be assimilated to other existing shares, may not exceed 1 million,
3. decide that the beneficiaries of these capital increases will be directly or through a company mutual fund or all other structures or entities permitted by applicable legal or regulatory provisions, the adherents of the Company and the companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code, to a company or group savings plan and who satisfy the conditions possibly set by the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors,
4. decide to suppress, in favor of the above-mentioned beneficiaries, the preferential share subscription right of shareholders to the shares which will be issued,
5. decide that the subscription price may not exceed the average of the first quoted prices of the share during the twenty stock market trading days preceding the date of the decision to open the subscription, or be less than this average by 20%,
6. also decide that, should the beneficiaries not subscribe to the entire capital increase within the legal deadlines, the capital increase may only be performed up to the amount subscribed, and that the non-subscribed shares may be proposed to the beneficiaries concerned in connection with a subsequent capital increase,
7. give all powers to the Management Board or, subject to the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, to the Board of Directors with a right of sub-delegation under the conditions set by law, to set, within the limits described above, the various terms and conditions of the transaction and notably:
   - fix the criteria which the companies must meet in order for their adherents to benefit from capital increases and determine the list of these companies,
   - set the issuance terms and conditions, the characteristics of the shares, determine the subscription price calculated based on the method defined above, set the deadline for fully paying –up the subscribed shares, the payment of employees may be completed by the Company or companies which are affiliated to it within the meaning of Article L 225-180 of the Commercial Code ; deduct from the "Additional paid-in capital" account all costs relating to this capital increase and should it be judged appropriate, deduct all sums necessary to bring the legal reserve up to at least ten percent of the new share capital after each issuance,
   - determine the opening and closing dates for the subscription, take due note of the completion of the capital increase and amend the Articles of Association accordingly.

This delegation of authority strips of any legal effect whatsoever the delegation granted to the Management Board pursuant to the 17th resolution of the extraordinary shareholders' meeting of May 12, 2004, up to the non-utilized portion of this authorization.

Twelfth resolution
(Modification of the threshold notification obligations)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to increase by 2% or any multiple of 2% of the capital or voting rights of the Company, the threshold, higher or lower, beyond which the corporate obligation to notify the Company applies and decide to replace paragraphs 4, 5 and 6 of Article 15 of the Articles of Association set forth below by the following text, which, subject to the approval of resolution no. 13, shall become paragraphs 2 and 3 of Article 9 of the new Articles of Association:

Old text	New text
"Any direct or indirect owner, acting alone or jointly of a fraction of the company's capital or voting rights is obliged to inform the company within fifteen days beginning on the date of transacting, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.	*"In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.*
In the event of a failure to respect this additional obligation of information, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been declared be deprived of their voting rights for any Shareholders Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders Meeting.	*In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting."*
The provision supplements the law governing statements with respect to the crossing of shareholding thresholds exceeding one twentieth, one tenth, one fifth, one third, one half, and two thirds of the share capital or voting rights."	

Thirteenth resolution
(Modification of the Company's mode of administration by adopting the legal regime of a joint stock company with a Board of Directors (société anonyme à conseil d'administration) ; adoption of the new Articles of Association ; taking due note of the continuation of authorizations given to the Management Board in favor of the Board of Directors)

The shareholders, deliberating according to the quorum and majority required for extraordinary shareholders' meetings, after having reviewed the Management Board's report, decide to modify starting from the date hereof the Company's mode of administration and general management by adopting the legal regime of a joint stock company with a Board of Directors *(société anonyme à conseil d'administration)* governed by Articles L 225-17 to L 225-56 of the Commercial Code. This decision shall take effect at the end of this shareholders' meeting.

As a result of the adoption of a mode of administration by a Board of Directors, the shareholders:

- take due note that the terms of office of the members of the Supervisory Board and the Management Board shall terminate at the end of this shareholders' meeting,
- approve the new Articles of Association which will henceforth govern the Company, an example of which is appended to these resolutions it being understood that should the 12th resolution be rejected, the provisions of paragraphs 4, 5 and 6 of Article 15 of the current Articles of Association relating to the obligation to notify the crossing of thresholds will be maintained in Article 9 of the new Articles of Association,

• take due note that the authorizations granted to the Management Board pursuant to the terms of the following deliberations will apply to the Board of Directors and are reiterated as far as needed in favor of the latter for their remaining term:
- 12th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 5 years to issue bonds for a maximum par value amount of 4 billion euros) ; consequently, within the limits set by this resolution, the Board of Directors is fully vested, with the option to sub delegate to the chief executive officer or to one or several senior executive vice-presidents, to take all steps necessary to realize this issue or these issues of bonds, or of other securities representative of debt on the issuing company,
- 16th resolution of the Combined Annual General Meeting of May 12, 2004 (authorization for 38 months to grant share subscription or share purchase options),

• decide that the financial statements for the fiscal year beginning January 1, 2006 will be approved and presented in compliance with legal rules and provisions of the Articles of Association applicable to the Board of Directors.

■ Resolutions by the authority of the Ordinary Shareholders' Meeting

Fourteenth resolution
(Appointment of Mr. Benoît Potier as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Benoît Potier as a director for a term of four years, which will expire at the end of the ordinary shareholders' meeting of 2010 called to approve the financial statements for the fiscal year ended December 31, 2009.

Fifteenth resolution
(Appointment of Mr. Alain Joly as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Alain Joly as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Sixteenth resolution
(Appointment of Mr. Edouard de Royere as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Edouard de Royere as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Seventeenth resolution
(Appointment of Sir Lindsay Owen-Jones as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Sir Lindsay Owen-Jones as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Eighteenth resolution
(Appointment of Mr. Thierry Desmarest as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Desmarest as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Nineteenth resolution
(Appointment of Mr. Gérard de La Martinière as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of

Association, appoint Mr. Gérard de La Martinière as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twentieth resolution
(Appointment of Mr. Cornelis van Lede as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Cornelis van Lede as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2007 called to approve the financial statements for the fiscal year ended December 31, 2006.

Twenty-first resolution
(Appointment of Mr. Rolf Krebs as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Rolf Krebs as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2008 called to approve the financial statements for the fiscal year ended December 31, 2007.

Twenty-second resolution
(Appointment of Mr. Thierry Peugeot as director)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, after having reviewed the Management Board's report, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association, appoint Mr. Thierry Peugeot as a director for the remaining term of his office as a member of the Supervisory Board, which will expire at the end of the ordinary shareholders' meeting of 2009 called to approve the financial statements for the fiscal year ended December 31, 2008.

Twenty-third resolution
(Setting of directors' fees)

The shareholders, deliberating according to the quorum and majority required for ordinary shareholders' meetings, and subject to the condition precedent of the adoption of resolution no. 13 on changing the Company's mode of administration and amending the Articles of Association and in accordance with the newly adopted provisions of the Articles of Association, set the total amount of directors' fees to be allocated to members of the Board of Directors at the sum previously attributed to members of the Supervisory Board, i.e. 550,000 euros per fiscal year.

Twenty-fourth resolution
(Powers)

All powers are granted to a holder of a copy or extract of the minutes of this shareholders' meeting to perform all official publications and formalities required by law and regulations.

New articles of association submitted to the Combined Shareholders' Meeting

Section I
Name - Purpose - Registered Office - Term

Art. 1: Form and name

The company is a joint stock company, with a Board of Directors. This company will be governed by the laws and regulations in force and these Articles of Association.

The company's name is "L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude."

Art. 2: Purpose

The company's corporate purpose comprises:

1° The study, exploitation, sale of the patents or inventions of Messrs. Georges and Eugène Claude pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof;

2° The industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, pure, in blends and combinations, without any distinction as to state or origin, in all areas of application of their physical, thermodynamic, chemical, thermochemical and biological properties, and, in particular, in the domains of propulsion, the sea, health, agri-business and pollution;

3° The purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the aforementioned corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of all products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen, pure, blended or combined, in particular of all oxygenated or nitrogenous products;

4° The study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes;

5° The exploitation, directly or through the incorporation of companies, of all elements connected, directly or indirectly, with the company's purpose or likely to contribute to the development of its industry;

6° The supply of all services, or the supply of all products likely to develop its clientele in the industry or health sectors;

The company may request or acquire all franchises, perform all constructions, acquire or lease all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell or lease these franchises, merge or create partnerships with other companies by acquiring company shares or rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly;

Lastly, and more generally, it may carry out all industrial, commercial, real estate, personal or financial operations pertaining directly or indirectly to the corporate purposes specified above.

Art. 3: Registered office

The company's registered office is located at 75, Quai d'Orsay, Paris. It may be transferred upon a Board of Directors' decision to any other location in Paris or a neighboring département, subject to the ratification of such decision by the next ordinary general shareholders' meeting, and anywhere else by virtue of a decision by an extraordinary shareholders' meeting.

Art. 4: Term

The company's term has been fixed at 99 years beginning on February 18, 1929, except in the event of early dissolution or extension.

Section II
Share capital - Shares - Identification of shareholders

Art. 5: Share capital

The share capital has been set at 1,199,523,897 euros divided into 109,047,627 fully paid-up shares of a par value of 11 euros each.

Share capital is increased under the conditions stipulated by law either by issuing ordinary or preferred shares, or by raising the par value of existing shares. It may also be increased by exercising the rights attached to marketable securities granting access to share capital, under the conditions stipulated by law.

In accordance with prevailing legal provisions, unless otherwise decided by the shareholders' meeting, the shareholders have, in proportion to the amount of shares they own, a preferential subscription right to the shares issued in cash in order to increase share capital.

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Resolutions

The share capital may also be reduced under the conditions stipulated by law, in particular, by reducing the par value of the shares, or by reimbursing or redeeming shares on the stock exchange and by canceling shares, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, and with or without a cash balance to be paid or received. The shareholders' meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to be paid or received, even if such reduction is not a result of losses.

Art. 6: Shares

If the new shares are not fully paid up upon issuance, calls for payment shall be performed, on dates set by the Board of Directors, by means of announcements posted one month in advance in one of the Paris official legal gazettes chosen for the legal publication of the company's deeds.

Shares not fully paid up shall be held as registered shares until they are fully paid up.

Each payment on any subscribed shares will be registered in an account opened in the name of the subscriber.

All late payments shall automatically bear interest, for the benefit of the company, as of the due date, without any formal notice or legal action, at the legal interest rate, subject to any personal action that the company may take against any defaulting shareholder and the compulsory execution measures provided by law.

Art. 7: Type of shares

·-1-up shares are registered as registered shares or bearer shares ·-ding on the choice of the shareholder.

. provisions of the aforementioned paragraph also apply to ·ner securities of any nature issued by the company.

Art. 8: Rights and obligations governing shares

Shareholders shall not be liable above the amount of their subscription.

Share ownership automatically binds shareholders to the Articles of Association and the decisions of the shareholders' meetings.

Any share grants entitlement, during the company's term, as in the event of liquidation, to the payment of an identical net amount for any distribution or redemption.

Shares are freely transferable under the conditions provided by law.

Art. 9: Identification of shareholders

The company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares conferring immediately or in the future the right to vote in shareholders' meetings, as well as the number of shares they own.

In addition to the legal obligations to notify the company, any person, acting alone or jointly, coming in direct or indirect possession of a fraction of the company's capital or voting rights equal to or greater than 2%, or a multiple of 2% of capital or voting rights (including above the 5% threshold), is required to inform the company within fifteen days as of the date on which the threshold is exceeded and, as the case may be, independently of the effective transfer date of share ownership. The person shall state the number of shares and marketable securities granting entitlement to capital that he or she owns on the date of notification. Any decrease below the 2% threshold or a multiple of 2% of capital or voting rights shall be notified in the same manner.

In the event of a failure to meet this additional notification obligation, one or several shareholders, owning a fraction of the company's capital or voting rights amounting to at least 2%, may, at a shareholders' meeting, request that the shares exceeding the fraction which should have been reported, be stripped of their voting rights for any shareholders' meeting held until the end of a two-year period following the date on which the notice is rectified. The request is recorded in the minutes of the shareholders' meeting.

Art. 10: Co-ownership and usufruct

As all shares are indivisible from the point of view of the company, all joint owners of shares are required to be represented vis-à-vis the company by a single owner selected from among them or proxy under the conditions provided by law.

The voting right attached to the share is exercised by the beneficial owner at both ordinary and extraordinary shareholders' meetings. However, the bare-owner shall be entitled to attend all shareholders' meetings. He or she may also represent the beneficial owner at shareholders' meetings.

The heirs, creditors, trustees or successors of a shareholder may not, on any grounds whatsoever, call for the affixing of seals on the company's assets and securities, request the distribution thereof, or interfere in any manner whatsoever in its administration.

In order to exercise their rights, they must consult the company's records and decisions of the shareholders' meetings.

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Section III
Management of the company

Art. 11: Composition of the Board of Directors

The company is managed by a Board of Directors, comprising a minimum of three members and a maximum of fourteen members (unless temporarily waived in the event of a merger), physical persons or legal entities.

The members of the Board of Directors are appointed by the ordinary shareholders' meeting for a term of four years expiring at the close of the shareholders' meeting held to approve the financial statements for the previous year and which is held in the year during which the mandate expires. As an exception to this rule, the members of the first Board of Directors who exercised functions as members of the Supervisory Board in the company under its former mode of administration shall be appointed for a period equal to the remaining term of their mandate as members of the Supervisory Board.

The members of the Board of Directors may be re-elected.

Each director must own at least 500 registered shares in the company during the term of his functions. If, on the date of his appointment, a director does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

In the event of a vacancy of one or more seats due to death or resignation, the Board of Directors may, between two shareholders' meetings, make temporary appointments. Provisional appointments made by the Board of Directors are subject to the approval of the next ordinary shareholders' meeting. If the number of directors falls below the legal minimum, the remaining directors must immediately convene an ordinary shareholders' meeting in order to make up the numbers of the Board.

No individual over the age of 70 shall be appointed as a member of the Board of Directors if his appointment increases the number of the members of the Board of Directors who have passed this age to over one third. If during their term, the number of the members of the Board of Directors who have passed 70 years of age exceeds one third of the Board's members, the oldest member of the Board of Directors who has not carried out management functions in the company is deemed to have resigned at the end of the annual shareholders' meeting held following the occurrence of this event.

During the company's term, directors are appointed and their mandates renewed under the conditions provided by law.

They may be dismissed by the ordinary shareholders' meeting at any time.

Art. 12: Organization and management of the Board of Directors

The Board of Directors elects from among its members who are individuals a chairman. It determines his remuneration and sets his term of office which may not exceed his term of office as director. The chairman may be re-elected.

The chairman of the Board of Directors performs the duties entrusted to him by law. He chairs the Board of Directors, organizes and manages its work and reports on such work to the shareholders' meeting. He ensures that the company's bodies operate properly and, in particular, that the directors are able to fulfill their assignments.

The Board may also appoint from among its members one or more vice-chairmen, whose term of office shall be determined within the limit of their term as director and whose role it is, subject to the legal provisions applicable in the event of the temporary impediment or death of the chairman, to convene and chair board meetings or chair shareholders' meetings in accordance with these Articles of Association when the chairman is impeded.

No director who does not also assume the role of chief executive officer may be appointed as chairman of the Board of Directors after the age of 68. If, during the term of office, this age limit is reached, the chairman's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 68. If the chairman of the Board of Directors also assumes the role of chief executive officer, the applicable age limit is that applicable to the chief executive officer.

The chairman and each vice-chairman may be dismissed by the Board of Directors at any time. They may also be re-elected.

The Board may appoint a secretary who need not be a shareholder or one of its members.

Art. 13: General management

Management organization

In accordance with the law, the company's general management is assumed either by the chairman of the Board of Directors or by any other physical person, director or not, appointed by the Board of Directors and who assumes the role of chief executive officer.

The choice between either of the two general management organizations described above is made by the Board of Directors. The Board of Directors makes its decision relating to the choice of general management organization under the quorum and majority conditions stipulated in Article 14 of these Articles of Association. The shareholders and third parties are informed of the Board of Directors' decision under the conditions stipulated by the regulations in force.

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Resolutions

The choice made by the Board of Directors remains valid until it decides otherwise.

The Board of Directors will review, as necessary, the choice made each time the mandate of the chairman of the Board of Directors or the chief executive officer comes up for renewal.

Chief executive officer

If the company's chief executive officer is assumed by the chairman of the Board of Directors, the following provisions relating to the chief executive officer are applicable.

The Board of Directors sets the term of office and determines the remuneration of the chief executive officer.

No individual over the age of 63 may be appointed as chief executive officer. If, during the term of office, this age limit is reached, the chief executive officer's mandate shall terminate at the close of the shareholders' meeting held to approve the financial statements for the year during which he has reached the age of 63.

The chief executive officer may be dismissed at any time by the Board of Directors. The discharge of a chief executive officer who does not assume the role of chairman may give rise to damages if decided without reasonable cause.

The chief executive officer may always be re-elected.

Powers of the chief executive officer

The chief executive officer is vested with the broadest powers to act in all circumstances on behalf of the company within the limit of the company's corporate purpose, the Articles of Association, and subject to the powers expressly granted by law to shareholders' meetings and the Board of Directors.

The Board of Directors is responsible for defining the decisions of the chief executive officer that require its prior approval. The Board of Directors' prior approval should be sought particularly for external acquisitions or sales of interests or assets, and for investment commitments, in each case under the conditions and exceeding the amounts corresponding to an efficient operation of the company as set by the Board of Directors. It should also be sought for financing operations of any amount likely to substantially alter the company's financial structure and for any decision likely to substantially alter the company's strategic orientations determined by the Board of Directors.

Senior executive vice-presidents

On the chief executive officer's proposal, whether he be chairman of the Board of Directors or any other person, the Board of Directors may appoint one or more physical persons as senior executive vice-presidents to assist the chief executive officer.

The maximum number of senior executive vice-presidents is set at 3.

In accordance with the chief executive officer, the Board of Directors determines the scope and term of the powers granted to the senior executive vice-presidents and sets their remuneration.

The senior executive vice-presidents have the same powers as the chief executive officer vis-à-vis third parties.

In the event of impediment of the chief executive officer or the cessation of his functions, the senior executive vice-presidents shall maintain, unless decided otherwise by the Board of Directors, their functions and powers until a new chief executive officer is appointed.

The senior executive vice-presidents may be dismissed at any time by the Board of Directors, at the chief executive officer's proposal. They are subject to the age limit provided by law.

Senior executive vice-presidents may be re-elected.

Art. 14: Board of Directors' meetings and deliberations

The Board of Directors meets as often as the interest of the company so requires, by notice from its chairman or in the case of impediment, from the oldest vice-chairman, if one or more vice-chairmen have been appointed, at the registered office or in any other location indicated in the notice of meeting.

The agenda is set by the chairman and may only be finalized at the time of the meeting.

Directors representing at least one third of members of the Board of Directors may, while specifying the meeting's agenda, ask the chairman to summon the Board if it has not met for more than two months.

Likewise, the chief executive officer, if he does not chair the Board of Directors, may ask the chairman to summon the Board of Directors on any specified agenda.

The chairman is bound to the requests made to him.

In the event that the chairman is impeded or fails in performing the aforementioned tasks, the oldest vice-chairman, if one or more vice-chairmen have been appointed, shall have the authority to call the Board and set the meeting's agenda at the request of at least one third of members of the Board of Directors or the chief executive officer, as the case may be. In the absence of a vice-chairman, the minimum of one third of members of the Board of Directors or the chief executive officer, depending on the case, shall have the authority to call the Board and set the meeting's agenda.

Notices may be made by all means, including verbally.

The presence of one half of the members of the Board of Directors is required for the validity of the Board's decisions.

Decisions are made by a simple majority of the votes of the members present or represented. In the event of a tie, the chairman shall have the casting vote.

The Board of Directors will set its internal rules that it may amend by simple resolution.

The Board of Directors may stipulate in its internal rules that the members of the Board of Directors who take part in the board's meeting by videoconference or telecommunications in accordance with the conditions provided by the regulations in force shall be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

Art. 15: Powers of the Board of Directors

The Board of Directors determines the orientations of the company's activities and ensures their implementation.

Subject to the powers expressly attributed to shareholders' meetings by law and these Articles of Association and in accordance with the corporate purpose, the Board deals with any issues concerning the smooth running of the company and manages corporate business pursuant to its decisions.

The Board of Directors may conduct controls and verifications as it deems appropriate.

The Board is authorized to issue bonds pursuant to a delegation granted by the ordinary shareholders' meeting.

It may also decide to create committees of its members responsible for analyzing issues which it itself or its chairman submits thereto for review. The Board determines the composition and powers of the committees which conduct their activities under its responsibility.

Issues relating to the performance, remuneration and, where appropriate, the renewal of the term of office of the chairman and chief executive officer, or the chief executive officer, shall be decided by the Board of Directors as and when required, and at least once a year, after analysis by the committee(s) of the Board of Directors that deal with appointment and remuneration issues.

Art. 16: Remuneration

The ordinary shareholders' meeting may allocate to the members of the Board of Directors, as remuneration for their activity, a fixed annual amount in directors' fees. The Board of Directors is free to distribute the overall sum thus allocated among its members. It may also allocate a greater amount to the directors who are members of committees set up within the Board than that allocated to the other directors.

The Board may allocate exceptional sums to remunerate assignments or mandates entrusted to the members of the Board.

Section IV
Statutory auditors

Art. 17: Audit of the company

The ordinary shareholders' meeting appoints, under the conditions and with the assignments set by law, the principal and deputy statutory auditors.

Section V
Shareholders' meetings

Art. 18: Shareholders' meetings

The shareholders' meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

The following persons may take part in the shareholders' meetings:

a. the owners of shares registered in the share account at least three days prior to the scheduled date of the meeting;

b. the owners of bearer shares for which proof of registration of their shares under the conditions stipulated by prevailing regulations is provided at least three days prior to the meeting.

The owners of registered shares or bearer shares must furthermore have filed a proxy form, an absentee ballot form, or a single document presented in lieu thereof, or if the Board of Directors has so decided, a request for an admission card, three days prior to the meeting.

However the Board of Directors shall always have the right, if it deems suitable, to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the company in accordance with the legal and regulatory conditions in force.

The shareholders' meeting, duly constituted, represents all of the shareholders.

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings are convened, meet and deliberate under the conditions provided by law and these Articles of Association.

Meetings take place at the registered office or at any other place designated by the author of the notice, even outside of the registered office or the registered office's département.

Shareholders' meetings are chaired by the chairman of the Board of Directors or, in his absence, by the vice-chairman or the oldest vice-chairman of the Board, if one or more vice-chairmen have been appointed, or otherwise by a director specifically appointed for this purpose by the Board. In the event of impediment of the vice-chairman or vice-chairmen when vice-chairmen have been appointed or if the Board has not appointed a director, the shareholders shall themselves appoint the chairman.

The two members of the shareholders' meeting with the highest number of votes and having accepted the position act as ballot inspectors for the shareholders' meeting. The officers of the meeting appoint a secretary who need not be a shareholder:

In the event that the meeting is convened by a statutory auditor or by a judicial representative, the shareholders' meeting is chaired by the author of the notice.

Upon the decision of the Board of Directors published in the notice of meeting or notice of convocation to rely on means of telecommunication, the shareholders who take part in the shareholders' meeting by videoconference or using telecommunications means permitting their identification in accordance with the conditions provided by prevailing law, shall be considered as present for calculating the quorum and voting majority.

Art. 19: Powers of shareholders' meetings

Ordinary and extraordinary shareholders' meetings, and where necessary, special shareholders' meetings exercise the powers defined by law and these Articles of Association.

The ordinary shareholders' meeting decides or authorizes the issue of bonds secured, where necessary, by specific collateral in accordance with prevailing laws and regulations and authorizes the chairman to grant such collateral. It may delegate to the Board of Directors the competence and powers necessary to issue such bonds, in one or more installments, within a period set by it, and to determine the terms and conditions of the issuance of such bonds. The guarantees set up subsequent to the issue of the bonds are granted by the chairman of the Board of Directors upon the Board's authorization.

Section VI
Inventory - Reserves - Distribution of profits

Art. 20: Fiscal year

The fiscal year begins on January 1 and ends on December 31.

Art. 21: Inventory, Distribution of profits

The company's net proceeds, established in the annual inventory, after deducting overheads and other costs, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, less, as the case may be, previous losses, a deduction of at least 5% is first of all made to create the reserve required by law. This deduction ceases to be mandatory when the reserve amounts to 10% of the share capital. It is resumed if this reserve is ever used.

The distributable profits are made up of the annual net profits, less previous losses, as well as the sums to be placed on reserve pursuant to law, plus the profit carried forward.

From these profits, a deduction is made of the amount necessary to pay the shareholders, as a first dividend, 5% of the sums paid-up on their shares, and not amortized, and 5% of the sums from premiums on shares issued in cash, and appearing in a "share premium" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The shareholders' meeting may decide to earmark any portion of the available surplus of said profits it wishes for the creation of general or special providence or reserve funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to the registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered at December 31 of each year in registered form for at least two years, and which remain registered until the date of the payment of the dividend, will entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of the dividend per share prior to any increase is at least equal to the amount of the dividend per share prior to any increase distributed in the preceding year, adjusted to take into account the change in the number of shares from one year to the next resulting in a capital increase by capitalizing premiums, reserves or profits or a share split.

In the event that, as from January 1, 1996, the Board of Directors, with the approval of the shareholders' meeting, decides to increase the capital by capitalizing reserves, profits or premiums, the registered shares held for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The new shares created in this manner will be comparable in all respects to the existing shares from which they are issued, for calculating the entitlement to the higher dividends and the higher allotments.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the extraordinary shareholders' meeting, according to the procedures it determines.

Pursuant to law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the company's share capital.

The shareholders' meeting held to approve the financial statements for the fiscal year shall have the possibility of granting to each shareholder, for all or part of the dividend or interim dividends, an option for payment of the dividend or interim dividends in either cash or shares.

Section VII
Liquidation

Art. 22: Liquidation

[illegible]he expiry of the company's term, or in the event of early dis[illegible]n, the shareholders' meeting determines the method of [illegible]ation, in accordance with the conditions stipulated by law. It [illegible]points and determines the powers of one or more liquidators.

[illegible]he liquidators may, pursuant to a decision of the shareholders' meeting, transfer to another company or sell to a company or to any other entity or person, all or part of the assets, rights and obligations of the dissolved company.

The duly constituted shareholders' meeting retains the same prerogatives during the liquidation as during the company's term. In particular, it has the power to approve the accounts of the liquidation and to grant a discharge thereof.

After the company's commitments have been settled, the net proceeds from the liquidation are used first to fully redeem the shares, and the surplus is then distributed equally among them.

Section VIII
Disputes

Art. 23: Disputes

All disputes which may arise during the company's term or liquidation, either between the shareholders and the company or among the shareholders themselves, regarding company affairs, are settled in accordance with law and submitted to the jurisdiction of the competent Paris courts.

For this purpose, in the event of disputes, all shareholders shall elect domicile in Paris, and all summonses and notices are duly served at this domicile.

Failing election of domicile, summonses and notices are validly served at the Office of Public Prosecution of the French Republic at the High Court of Paris.



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The principles of sustainable development have been at the heart of Air Liquide's corporate strategy for over a century. These principles are focused on four dimensions:

- responsibility to shareholders, long-term business development and company performance coupled with transparency,
- safety for people and assets, preservation of the environment and natural resources, both in Group operations and at customer sites,
- social and ethical commitment of company employees to common objectives,
- innovation and technological progress to guarantee the advancement of the company and its customers.



Benoît Potier
Chairman of the Management Board


Sustainable
development


Indicators
Objectives

.ustainable development sales

..t one third of Air Liquide's sales are directly linked to -pplications or activities that help preserve life and the environment. There are the environmental applications of gases, of course, but also the Healthcare sector as well as solutions to reducing energy consumption.

Contents

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Methodology for reporting human resources, safety and environmental indicators

■ Protocol and definitions

In the absence of a relevant and recognized benchmark for industrial gas activities, Air Liquide has created a protocol to define its reporting methods for human resources, safety and environmental indicators. This protocol includes in a single document all the definitions, measurement procedures and collection methods for this information.

In line with the Group's commitment to continuous improvement, Air Liquide is gradually making adjustments to its sustainable development indicators protocol to reflect changes in the Group.

This protocol is based on the general principles defined by the Group with regard to scope, responsibilities, controls and limits, and establishes definitions, responsibilities, tools and data-tracing methods for each indicator. This document is regularly updated.

■ Scope and consolidation methods

As a general rule, production units are integrated after one calendar year's full operation. This is the case this year with all the Messer units. Human resources indicators are consolidated worldwide for all companies globally integrated within the financial consolidation scope.

Safety indicators are consolidated worldwide for all companies in which Air Liquide owns the majority of the share capital. Information on the impact of transportation (kilometers traveled by delivery trucks, carbon dioxide emitted) covers the entire world. Figures are calculated on the basis of data collected in the main countries where the Group is established. Information on kilometers saved and carbon dioxide emissions avoided through on-site air gas production units is worldwide and involves all countries globally integrated within the financial consolidation scope.

Environmental and energy indicators for the eight main types of production units operated by the Group are consolidated for the second year based on a world-wide scope that includes the main countries in which the Group is established, accounting for about 99% of the Group's sales in Gas and Services, and 94% of the Group's total sales. For the first time, welding activities are included in the reporting scope.

Data on units whose operation has been granted to a company in which Air Liquide has a majority interest are fully consolidated (100%). Data on units operated by a company in which Air Liquide has a 50% interest are consolidated at 50%. Data on units whose operation has been granted to a company in which Air Liquide has a minority interest have not been taken into account. The various types of production units are:

- main air separation units,
- cogeneration units and hydrogen and carbon monoxide production units,
- acetylene, nitrous oxide, carbon dioxide units, as well as hygiene and specialty products units,
- production units for welding equipment and products (for water consumption).

Estimates of the Group's sales percentage where the IMS (Industrial Management Systems) project is being rolled out or covered by ISO 9000 quality or ISO 14001 environmental certifications are based on the companies included within the financial consolidation scope. Electricity consumption is only taken into account when Air Liquide pays for this electricity. Energy consumption of on-site units, as well as water consumption specific to the sale of treated water at the Bayport site (United States), which is an activity specific to this site, are excluded from the data consolidation scope. Certain sites including several activities may report data on only one of those activities.

Reporting and responsibility

Human resources, safety and environmental indicators are produced by several data collection systems in the Group, each under the responsibility of a specific department.

• Human resources indicators included in the Group's general accounting consolidation tool, are under the dual responsibility of the Finance Department and the Human Resources Department.

• Safety indicators are based on the Group's accident reporting tool, which falls under the Safety and Risk Management Department (DMRS).

• The energy indicators for carbon dioxide emissions from the main air separation units, cogeneration, hydrogen and carbon monoxide units are tracked by the Large Industries division using a dedicated intranet tool.

• As a complement, the collection of environmental data is carried out by the Safety and Risk Management Department (DMRS) using a dedicated intranet tool, and includes:
- for the units mentioned above, other environmental indicators (atmospheric emissions, water consumption, discharge to water, etc.)
- for the smaller units (acetylene, nitrous oxide, carbon dioxide units, and hygiene and specialty products units), all indicators (energy use, atmospheric emissions, water consumption, discharge to water, etc.) and water for the welding activity.

• Indicators on kilometers traveled are the responsibility of the Industrial Customers division.

• Finally, the estimate of the Group's sales percentage where the IMS project is being rolled out or covered by the ISO 9000 quality and ISO 14001 environmental certifications are indicators under the responsibility of the Safety and Risk Management Department.

Controls

Each department in charge of collecting data is responsible for indicators provided. Control occurs at the time of consolidation (review of changes, intersite comparisons). Safety and energy indicators are included in operational audits of business activities. In addition, in the process of collecting data in the expanded scope, the Safety and Risk Management Department (DMRS) conducted internal audits of environmental data on a sample of sites representative of the various types of units monitored. Where the data reported is incoherent or missing, an estimated value may be used by default. For the third year, and in the spirit of continuous improvement, Air Liquide has asked the Environment and Sustainable Development Department of its statutory auditors, Ernst & Young and Mazars & Guérard, to review the Group's procedures for human resources (excluding employee shareholders), safety and environmental indicators, and to check certain sites or units on the process of data collection. The review and its findings are presented below. This review process has also given rise to recommendations, communicated within the Group, in order to improve performance in the following year.

Methodological limitations

Methodologies for reporting on certain human resources, safety, and environmental indicators may present certain limitations, given:

• the absence of recognized definitions at the national and international levels, in particular those indicators concerning engineers and managers and social performance,

• the representative character of measurements and the necessary estimates involved. This is particularly relevant for indicators on carbon dioxide emissions avoided, water consumption, kilometers saved by on-site units and the percentage of sales covered by industrial management systems and indicators regarding training.

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External opinion on human resources, safety and environmental reporting procedures

At the request of Air Liquide, we reviewed reporting procedures of human resources[1], safety and environmental indicators published for the 2005 reporting period and presented in the tables on the following pages.

These indicators were prepared under the responsibility of Air Liquide's executive management, according to the Group's procedures summarized in the preceding pages. It is our responsibility to provide you with our findings following the review described below.

■ Nature and scope of review

As agreed, we carried out the following tasks:

- We reviewed the procedures and their relevance, their completeness and precision with regard to the Group's activities;
- We conducted interviews at headquarters with the departments in charge of the various reporting systems (human resources, finance, risk and safety management, Large Industries, Industrial Customers) to review the consolidation and data control processes;
- We visited 12 production units or entities in five European countries: the Air Liquide Welding entity, the Large Industries Europe Department, Air Liquide Santé France and Orkyn in France, Air Liquide Italie and Carbagas in Switzerland for human resources data; the Priolo (Italy) and Duisburg (Germany) air separation units, the Bergen Op Zoom (Netherlands) and Belle-Etoile (France) hydrogen production units and the Belle-Etoile and Figenal (France) cogeneration units for environmental and safety data. We evaluated the proper understanding and implementation of data collection procedures.

For this review, we called on our teams specialized in sustainable development.

In accordance with ISAE international audit standards (International Standard on Assurance Engagements), such a review does not include all the relevant controls for providing assurance on data, but it does allow us to describe findings on reporting procedures.

■ Findings on procedures

Our reviews led us to the following conclusions:

- The findings on procedures are consistent with Air Liquide's methodology presented in the preceding pages;
- Compared with the previous fiscal year,
  - the formalization of data-collection procedures has been systematized and the collection of energy indicators made reliable,
  - data control procedures still need to be strengthened;
- The implementation of collection and consolidation procedures for certain human resources data (number of hires, percentage of employees with access to a dialogue structure, training costs) and data on water consumption must be improved.

Paris and Paris-La Défense, March 16, 2006

The statutory auditors

MAZARS & GUERARD
Philippe MOUTENET

ERNST & YOUNG Audit
Olivier BREILLOT

(1) Excluding share capital held by Group employees.

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Shareholders

■ Growth of net earnings and net earnings per share

	1996	1997	1998	1999	2000	2001	2002	2003	2004	IFRS 2004	IFRS 2005
Net earnings *(in millions of euros)*	423	471	516	563	652	702	703	726	778	780	**933**
Net earnings per share *(in millions of euros)* (1)	3.74	4.17	4.56	5.00	5.81	6.34	6.42	6.68	7.20	7.23	**8.66**

(1) Based on the average annual number of shares (excluding treasury shares) and adjusted to account for increases in capital and share subscriptions.

■ Growth in overall distribution to shareholders

Fiscal year In euros	Overall distribution
1996	160,123,309
1997	179,476,216
1998	205,141,753
1999	221,705,489
2000	281,772,221
2001	298,089,761
2002	330,455,564
2003	327,486,475
2004	391,189,742
2005	**432,083,449**

■ Evolution of % of registered capital and number of shares with bonus dividend since implementation in 1995

Exercice	Registered capital (in %)	Number of shares with bonus dividend
1996	43%	19,063,625
1997	38%	23,110,575
1998	35%	25,539,055
1999	32%	24,087,590
2000	30%	24,944,295
2001	29%	23,315,671
2002	27%	24,489,228
2003	28%	24,266,063
2004	30%	25,876,746
2005	**31%**	**27,264,001**

■ Evolution of share ownership

En %	1990	1995	2000	2001	2002	2003	2004	2005
Individual shareholders	65	57	45.4	41.7	39.9	40.5	38.9	**38.1**
Institutional investors	35	43	52.9	55.6	58.4	57.6	59.8	**61.4**
Treasury shares			1.7	2.7	1.7	1.9	1.3	**0.5**

Objective

In the last 10 years, the growth in value of a portfolio of Air Liquide shares (Total Shareholder Return) has been +12.0% a year, including reinvested dividend, bonus shares and loyalty bonuses granted to registered shareholders. The Group's objective is to follow this long-term and transparent policy of comprehensive remuneration for shareholders in order to ensure regular growth in the value of their investment.

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Safety and the environment

■ Safety indicators for Group as a whole

Sécurité	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Number of accidents [(1)]	359	234	179	192	214	188	207	164	135	134	167	194	136	135	**131**
Accident frequency rate [(2)]	6.4	4.3	3.4	3.8	4.2	3.4	3.7	2.9	2.4	2.3	2.8	3.2	2.3	2.3	**2.1**

(1) No fatal accidents in 2005, one fatal traffic accident in 2004 and two fatal accidents in 2003.

(2) Number of accidents involving lost time per million hours worked by Group employees. Accidents defined as recommended by the International Labor Office.

Objective

The Group's objective is zero accidents, on every site, in every region, in every unit.

■ Environmental indicators for the Group as a whole

Presented here are the environmental elements most representative of Group's businesses:

- large air separation, cogeneration, and hydrogen and carbon monoxide units in the Large Industries division,
- acetylene, nitrous oxide and carbon dioxide liquefaction units in the Industrial Customers division,
- production units in the hygiene and specialty sectors,
- production units for welding equipment and products (for water consumption),
- ·nsportation.

·ost relevant environmental indicators for the total of the eight unit types and transportation included in the world-wide scope (422 production units)

	Scope	2003	2004	2005
Total annual electricity consumption *(GWh)*	World		[(3)] 17,636	**20,991**
Total annual thermal energy consumption *(LHV Terajoules)*	World		124,702	**131,548**
Total annual water consumption *(in millions of m^3)*	World		44	[(4)] **49**
Annual amount of CO_2 emissions avoided by cogeneration and on-site units *(in thousands of tons)*	World	856	647	**723**
Total CO_2 emissions into the atmosphere *(in thousands of tons/year)*	World		5,795	[(5)] **6 447**

(3) Recalculated to take into account only the units where the Group pays for the electricity.

(4) Representing less than 0.5 one-thousandth of the industrial water consumption of the countries under review.

(5) Representing less than 1 one-thousandth of the CO_2 emissions in the countries under review.

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Details on indicators for each of the eight unit types

1 Worldwide, Air Liquide operates **246 large air separation units.** They produce oxygen, nitrogen and argon, with some sites producing rare gases. These factories "without chimneys" do not make use of any combustion process. Since they produce almost no carbon dioxide (CO_2), sulfur oxide (SOx) or nitrous oxide (NOx) emissions, they are particularly environmentally friendly. They do consume almost exclusively electricity: worldwide, they use about 2,300 MWh each instant, the equivalent of the production of two nuclear power plants. Their cooling systems require back-up water.
By improving energy efficiency, these units use less and less energy per m^3 of gas produced: a reduction on the order of 5% over the last six years.

Air separation units	Scope	2000	2001	2002	2003	2004	2005
Annual electricity consumption *(GWh)* (1)	World	14,940	15,421	15,903	16,134	16,931	**20,179**
Evolution of energy consumption per m^3 of gas produced (2)	World	100.0	96.6	94.8	93.9	93.1	**94.9**
Annual back-up water consumption *(in millions of m^3)*	World					28	**32**
Discharge to water: oxidizable matter *(tons/year)*	World					Below 2,000	**Below 1,000**
Discharge to water: suspended solids *(tons/year)*	World					Below 2,000	**Below 1,000**

(1) Including small volumes of purchased steam.

(2) Gases produced (oxygen, nitrogen, argon) calculated in m^3 of equivalent gaseous oxygen. Base 100 in 2000.

Objective and monitoring

The energy consumption per m^3 of gas produced in all the Group's air separation units has globally improved by over 5% from 2000 to 2005.

However, 2005 (indicator of 94.9 for a base of 100 in 2000) compared to 2004 (indicator 93.1) shows a reduction in this indicator for two reasons:

- the reporting scope has changed,
- there is a variation in energy efficiency (-168 GWh) owing to problems in the United States caused by hurricanes, the procedures used by certain units to adapt to customer demand and the increased volatility of the electricity market.

The Group however is maintaining its objective, for 2009, of reducing by 400 GWh (compared to 2004), with an unchanged scope, the annual worldwide energy consumption of these units, equivalent to the annual home consumption of electricity of a city of 180,000 people.

2 Worldwide, Air Liquide operates **15 cogeneration units.** They produce steam and electricity simultaneously much more efficiently – 15 to 30% – than units that generate steam and electricity separately, which results in major savings in fossil fuels. They consume natural gas and water, most of which is converted into steam and then supplied to customers. Most of the steam is condensed by these customers and then reused in the cogeneration unit. In most cases, the electricity produced is supplied to the local electricity distribution network. Combustion of natural gas gives off carbon dioxide (CO_2) and produces some nitrous oxide (NOx) emissions, but practically no sulfur oxide (SOx) emissions.
These units replace steam and electricity production units that would have produced more CO_2 emissions. Cogeneration units therefore help reduce CO_2 emissions in the industrial basins they supply. In 2005, the Group's 15 cogeneration units avoided 666,000 tons of carbon dioxide emissions into the atmosphere.

Cogeneration units	Scope	2003	2004	2005
Annual natural gas consumption (or thermal energy) *(LHV Terajoules)*	World	71,464	74,065	**67,474**
Annual quantities of CO_2 atmospheric emissions prevented through cogeneration [1] *(in thousand of tons)*	World	856	647	**666**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	3,930	4,155	**3,785**
Air emissions: NOx (nitrous oxides) *(in tons)*	World	4,050	2,060	**2,350**
Air emissions: SOx (sulfur oxides) *(in tons)*	World	Below 100	Below 100	**Below 100**
Annual water consumption *(million m³)*	World	10	7.9	**7.9**

(1) Calculation takes into account the primary energy source each country uses to produce electricity (source: International Energy Agency).

3 Worldwide, Air Liquide operates **31 large hydrogen and carbon monoxide production units.** Desulfurization of hydrocarbons to produce sulfur-free fuels is one of the main applications for hydrogen. In 2005, the hydrogen Air Liquide supplied to refineries throughout the world resulted in a savings of 600,000 tons of sulfur oxide emissions into the atmosphere, which is greater than all the emissions from a country like France. An important application for carbon monoxide is plastics manufacturing. Natural gas is the main raw material used in these production units, along with certain amounts of "process" water. These units emit carbon dioxide (CO_2) and lead to nitrous oxide (NOx) emissions but produce practically no sulfur oxides (SOx). They also consume electricity. Their cooling circuits require back-up water.

Hydrogen and carbon monoxide units	Scope	2004	2005
Annual thermal energy consumption *(LHV Terajoules)*	World	50,366	**63,846**
Annual electricity consumption *(GWh)*	World	[2] 375	**435**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	1,628	**2,249**
Air emissions: NOx (nitrous oxides) *(in tons)*	World	Below 1,000	**1,500**
Air emissions: SOx (sulfur oxides) (in tons)	World	Below 500	**Below 500**
Annual consumption of process and back-up water *(in million m3)*	World	5	**5,3**
Discharge to water: oxidizable matters *(in tons)*	World	Below 50	**Below 100**
Discharge to water: suspended solids *(in tons)*	World	Below 500	**Below 500**

(2) Recalculated to take into account only the units where the Group pays for the electricity.

4 Worldwide, Air Liquide operates **49 acetylene production units** (a gas used mainly in welding and metal cutting). They produce the gas through the decomposition of a solid - calcium carbide - using water. This process produces lime, which is generally sold to industrial customers for use in water treatment plants. Other consumption and discharge is of little significance.

Acetylene units	Scope	2004	2005
Annual water consumption *(in million m³)*	World	0.4	**0.4**
Annual calcium carbide consumption *(in tons)*	World	36,200	**38,900**
Quantity of lime produced *(in tons)*	World	41,900	**45,000**

5 Worldwide, Air Liquide operates **12 nitrous oxide production units.** Nitrous oxide is used nearly exclusively as an anesthetic gas in medicine. It is produced from ammonium nitrate in solid form or as a solution in water. The cooling circuits of these units require back-up water. Other consumption and discharge is of little significance.

Nitrous oxyde units	Scope	2004	2005
Annual electricity consumption *(GWh)*	World	6	**6**
Annual water consumption *(million m3)*	World	0.1	**0.1**
Annual ammonium nitrate consumption *(in tons)*	World	25,100	**24,500**
Estimate of loss of nitrous oxyde into the atmosphere *(in tons)*	World	800	**800**

6 Worldwide, Air Liquide operates **50 carbon dioxide liquefaction units.** Carbon dioxide has many industrial applications but is used mainly in the food industry to deep-freeze foods or to produce carbonated beverages. Carbon dioxide is most often a by-product of chemical units operated by other manufacturers. In some cases, it is found naturally in underground deposits. It is purified and liquefied in Air Liquide units, which consume electricity and cooling water in the process.

Carbon dioxide liquefaction units	Scope	2004	2005
Annual electricity consumption *(GWh)*	World	306	**353**
Annual water consumption *(million m3)*	World	1.8	**1.9**
Discharge to water: oxidizable matters *(in tons)*	World	Below 100	**Below 100**
Discharge to water: suspended solids *(in tons)*	World	Below 100	**Below 100**

7 **Hygiene and specialty production units** are located at seven sites in France, Belgium and Germany. These units consume natural gas, electricity and water. Combustion of natural gas produces small quantities of carbon dioxide.

Hygiene and specialty units	Scope	2003	2004	2005
Annual electricity consumption *(GWh)*	World	17	18	**18**
Annual natural gas consumption *(LHV Terajoules)* (1)	World	217	271	**228**
Air emissions: CO_2 (carbon dioxide) *(in thousands of tons)*	World	13	12	**9**
Annual water consumption *(millions m³)*	World	1	0,6	**0,5**
Discharge to water: oxidizable matters *(in tons)*	World	Below 1 000	Below 1 000	**Below 1 000**
Discharge to water: suspended solids *(in tons)*	World	Below 100	Below 100	**Below 100**

(1) Including steam purchases.

8 The **welding equipment and products production units** are mainly located in Europe (France, Italy, Spain, Germany, Slovakia, Hungary, Romania) on 12 sites. They are welding equipment assembly (electric welding units, torches, pressure-reducing valves) or welding consumables (electrodes, flux cord wire) production units. They consumed 0.5 million m³ of water in 2005.

Seveso 2 directive

This European directive focuses on preventing major industrial risks. It applies to any facility where dangerous substances exceed certain quantities. These facilities are divided into two categories according to this quantity: Seveso 2 "high threshold" and "low threshold". In Europe, mainly because of their stocks of oxygen, 98 Air Liquide "low threshold" and 23 "high threshold" sites are involved. Seveso regulations apply only to Europe but if the Seveso "high threshold" critera were applied, 15 other Group sites elsewhere in the world could be included.

CO_2 directive in Europe

The objective of this directive, like the Kyoto Protocol, is to establish a quota system for reducing greenhouse gas emissions, but in Europe only. Implementation for CO_2 in the industrial sector began on January 1, 2005. As air separation units emit practically no carbon dioxide, this directive only applies to Air Liquide's five cogeneration units and two hydrogen production units in France, the Netherlands and Spain. In 2004, each country incorporated the directive into its legislation and set quotas for the facilities concerned. In 2005, Air Liquide's quotas (about 1.2 million tons of CO_2) covered its emissions.

■ Transportation indicators

In 2005, Air Liquide trucks delivering liquid gases or gas cylinders traveled 369 million km throughout the world and emitted about 404,000 tons of carbon dioxide. On-site nitrogen, oxygen and hydrogen units reduced truck deliveries, a source of carbon dioxide (CO_2) emissions. These on-site units were able to save the 56 million extra km traveled by trucks and therefore the emission of 57,000 tons of carbon dioxide. Supplying large customers via pipeline from the Group's units also limits transportation. These pipeline systems, which are environmentally friendly and safe, total over 8,000 km worldwide.

For air gases, which represent most of the volumes the Group delivers, 84% of deliveries are made via pipeline or through on-site units. As a result, only 16% of all air gas products are delivered by trucks.

	Scope	2003	2004	2005
Kilometers traveled by all vehicles delivering gas in liquid or cylinder form *(in millions of km)*	World	303	325	**369**
Estimate of CO_2 emissions generated by these vehicles *(in thousands of tons)*	World			**404**
Estimate of truck transport kilometers avoided through on-site customer units *(in millions of km)*	World	55	54	**56**
Estimate of CO_2 emissions avoided by these on-site units *(in thousands of tons)*	World			**57**
Percentage of deliveries of air gases via pipeline or on-site	World			**84%**

■ Industrial Management Systems (IMS) and Quality and Environmental Certification indicators

In 2004, the Group launched a new industrial management system (IMS) to strengthen safety, reliability, the preservation of the environ-[illegible]nt and risk management. That same year, the IMS was tested in several pilot countries (Canada, Italy and China in particular). As of [illegible]d of 2005, it was being rolled out in the Group's units representing 96% of consolidated sales.

[illegible]roup has taken several other quality initiatives, especially in the implementation of good production practices (Common Good [illegible]ufacturing Practices) and ISO certification. ISO 9000 quality certifications cover about 67% of the Group's sales. The Group has also [illegible]dertaken a proactive approach to preserving the environment, in particular by committing to following the "responsible care" principles [illegible] the chemical industry. To this end, in France, it belongs to the Entreprises pour l'Environnement (EPE) association and has obtained ISO 14001 certifications, an international benchmark in the environment. These certifications cover about 15% of the Group's sales.

In %	Scope	2004	2005
Estimate of Group subsidiary sales where IMS is being rolled out	World		**96%**
Estimate of the Group's sales % covered by an ISO 9000 Quality Certification	World	65%	**67%**
Estimate of the Group's sales % covered by an ISO 14001 Environmental Certification	World	14%	**15%**

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Human resources, social and societal

A certain number of human resources indicators appear on the next page. The Group has also been increasingly involved in the social and societal sectors.

The expansion of the European Union and the Group's recent acquisitions are taken into account in the composition of the European Group Committee, which now has 25 members from the 13 countries. It meets once a year under the chairmanship of a Management Board member.
The Group is a member of the Observatoire sur la Responsabilité Sociale des Entreprises (ORSE) in France.
As for ethics, a growing number of subsidiaries are applying Air Liquide's operation principles in specific codes of conduct: there are now over 20 on the five continents. As far as purchasing is concerned, ethical guidelines have been established. Suppliers must be openly and fairly evaluated and are bound to comply with Air Liquide commitments on sustainable development, especially on safety, the preservation of the environment and respect for men and women.
Finally, the Group undertakes a certain number of corporate sponsoring operations concerned with preserving life and the environment. In 2005, these Group operations, cash and equipment donation taken together, exceeded one million euros.

ASPI Eurozone Index

Air Liquide is one of the 120 companies making up the ASPI Eurozone Index set up by Vigeo, an independent agency that rates companies' social responsibility.

These 120 firms were chosen for their sustainable development performance.

Ethibel Sustainability Index

Since 2005, Air Liquide has been included in this index set up by the Belgian extra-financial rating agency Ethibel. This index encompasses 300 companies worldwide that are sustainable development leaders.

Storebrand

This Norwegian major investment fund has positioned Air Liquide among the best companies for its environmental and social performances.

Indicators for the Group as a whole

Employees (1)	2002	2003	2004	2005
Group employees	30,800	31,900	35,900	**35,900**

In 2005 Distribution of employees by geographic zone	France	Europe (excl. France)	Americas	Asia-Pacific	Africa
	30%	**31%**	**21%**	**15%**	**3%**

Age distribution	Under 30 years	30 to 40 years	40 to 50 years	50 to 60 years	Over 60 years
	15%	**33%**	**29%**	**21%**	**2%**

% employees resigning in the year	2004	2005
	3.4%	**3.7%**

Diversity parity Women	2003	2004	2005
% women among engineers and managers	14%	17%	**17%**
% women among engineers and managers hired during the year	24%	31%	**28%**
% women among employees considered high potential	20%	21%	**24%**
Number of nationalities			
Among expatriates	36	36	**36**
Among senior managers	25	21	**20**
Among employees considered high potential	35	37	**40**

Training			
% total payroll allocated to training	about 3%	about 3%	**about 3%**
Average number of days of training per employee	2,5 days	2,7 days	**2,6 days**
% employees who attended a training program at least once during the year		67%	**67%**
Remuneration			
% employees with an individual variable share as part of their remuneration	36%	40%	**41%**
Performance review			
% employees who have had a performance review meeting with their direct supervisor during the year	60%	70%	**72%**
Social performance			
Average seniority in the Group			**12 years**
% of handicapped employees			**1.3%**
% of employees having access to organized representation/dialogue/consultation			**74%**
% of employees belonging to a unit at which an internal satisfaction survey was conducted within the last three years (2)			**56%**
% of employees with benefits coverage through the Group (3)			**98%**
Investment equity			
% capital held by Group employees	0.9%	0.86%	**1.2%**
% Group employees shareholders of L'Air Liquide S.A.		ov	

(1) Employees under contract, excluding temporary employees. (2) Indicator concerning units with over 300 employees. (3) Particul

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Detailed human resources information for L'Air Liquide S.A. is available on request from the "Social Report".

Diversity

Objective

To strengthen the position of women in the Group, in particular through recruitment of engineers and managers. The Group's objective is to increase the hiring of women in this category, from nearly one out of three new hires today to more than two out of five within five years (2005-2009).

Monitoring the objective

In 2005, the proportion of women among engineers and managers hired clearly increased in Europe and especially in France (over 50% of these hires). Worldwide, this percentage was 28%, still well below the Group's objective due to Asia (24% of engineers and managers hired were women) and the rapid growth in this region.

Training

Objective

To increase training opportunities so that, within five years (by 2009), all employees have the chance to enhance their skills and facilitate their advancement through, on average, at least three training days a year.

Monitoring the objective

The number of training days per person per year remained stable in 2005 (2.6 days). The Group, which is working on specific programs by geographic zone and by major business line, plans to pursue its objective.

Monitoring performance

Objective

On every site, in every region, in every unit, the Group's objective is that 100% of all employees meet their direct supervisor once a year for a performance evaluation interview and meet a manager from the Human Resources Department about every three years for a career development interview.

Monitoring the objective

The Group is making progress in this area as the percentage of employees who had an annual meeting with their direct supervisor was 72% in 2005, up from 60% in 2003.


Innovation

A certain number of indicators on innovation are presented below.

Apart from these indicators, innovation is an integral part of the Air Liquide culture and is one of the basic components of its sustainable development approach, as the following elements demonstrate:

Certain patented innovations make a major contribution to the Group's growth. Each year, Air Liquide singles out the inventors of patents that have been successfully marketed. Thirty of them received a special tribute during a ceremony that took place on November 21, 2005 at the Eiffel Tower in Paris, in the presence of Robert Aymar, director general of CERN (European Organization for Nuclear Research).

On November 8, the date the Group was founded in 1902, all the Group's units took part in an Innovation Day.

Finally, over half the Group's R&D budget is devoted to work on the environment and sustainable development: energy efficiency, cleaner production processes and new energies.

Indicators for the Group as a whole

	Research 2005
Budget	**Nearly 165 million euros**
Number of researchers	**550**, with more than 25 nationalities
Number of research centers	**8** (France, Germany, the United States, Japan)
Industrial partnerships	**Over 100**
International collaborations	**Over 100** with universities and research institutes

Patents	2003	2004	2005
New inventions patented during the year	236	225	**236**
Patents filed directly in the Group's four main zones of operations (1)	105	109	**103**

(1) Europe, the United States, Japan and China.

Objective

To disseminate innovations within the Group and recognize innovators. Within five years (2005-2009), and in the largest number of areas, to file over 500 new patents, valid directly in the Group's four main zones of operations: Europe, the United States, Japan and China.

Monitoring the objective

In 2005, with 103 new patents filed in these four zones, the Group is in line with the objective it set itself.

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Complementary
information


for the
reference
document

Contents


General information

General information on L'Air Liquide S.A.

Corporate name and registered offices

L'Air Liquide, a joint stock company run by a Management Board and a Supervisory Board for the study and application of processes developed by Georges Claude.
Registered offices: 75, quai d'Orsay, 75321 Paris Cedex 07 - France

Legal form

A joint stock company with a Management Board and a Supervisory Board under French law, governed by the Commercial Code.

Law applicable to L'Air Liquide S.A.

French law.

Incorporation and expiry dates

The Company was incorporated on November 8, 1902, for a set term expiring on February 17, 2028.

Corporate purpose (article 2)

The Company's corporate purpose comprises:

1. the study, exploitation, sale of patents or inventions of Messrs. Georges and Eugène Claude, pertaining to the liquefaction of gases, the industrial production of refrigeration, liquid air and oxygen, and the applications or utilizations thereof,

2. the industrial production of refrigeration, of liquid air, the applications or uses thereof, the production and liquefaction of gases, and in particular oxygen, nitrogen, helium and hydrogen, the applications and uses thereof in all forms, in blends and combinations, without any distinction as to state or origin, in all domains of the applications of their physical, thermodynamic, chemical, thermochemical and biological applications, and in particular in the domains of propulsion, the sea, health, agri-business and pollution,

3. the purchase, manufacturing, sale, use of all products pertaining directly or indirectly to the foregoing corporate purpose, as well as all sub-products resulting from their manufacturing or their use, of all machines or devices used for the utilization or application thereof and, more specifically, the purchase, manufacturing, sale, use of products, metals or alloys, derived or resulting from a use of oxygen, nitrogen and hydrogen pure, blended or combined, in particular of all oxygenated of nitrogenous products,

4. the study, acquisition, direct or indirect exploitation or sale of all patents, inventions or methods pertaining to the same corporate purposes,

5. the direct exploitation or the exploitation by creating of companies, of everything which is connected, directly or indirectly, with the Company's purpose or is apt to contribute to the development of its industry,

6. the supply of all services, or the supply of all products apt to develop its clientele in industry or health sectors.

The Company may request or acquire all franchises, make all constructions, acquire or take out on a rental basis all quarries, mines and all real property, and take over all operations connected with its corporate purpose, sell these franchises, assert them, merge or create partnerships with other companies by acquiring shares or Company rights, through advances or in any appropriate manner. It may undertake these operations either alone or jointly.

Lastly, and more generally, it may carry out all industrial, commercial, real, personal, financial operations pertaining directly or indirectly to the corporate purposes specified above.

Business and Company register

552 096 281 R.C.S. Paris
APE code: 244A

Consulting legal documents

The Articles of Association, Minutes of Shareholders' Meetings and other Company documents may be consulted at Company headquarters.

Fiscal year

The Company's fiscal year starts on January 1, and ends on December 31, of the same year.

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Distribution of profits as provided for in the Articles of Association (article 42)

The Company's net proceeds, established in the annual inventory, after deducting the Company's overheads, including all amortization, depreciation and provisions, constitute the net profits.

From these profits, a deduction is made of the amount necessary for paying to the shareholders, as a first dividend, five percent of the sums paid-up on their shares, and not amortized, and five percent of the sums from premiums on shares issued in cash, and appearing in an "Additional paid-in capital" account, without it being possible, if the profits of a given year do not permit this payment, for the shareholders to claim such amounts from the profits of subsequent years.

The Shareholders' Meeting may decide to earmark any portion of the available surplus of profits it wishes for the creation of general or special reserve and providence funds, under any name whatsoever or even simply as an amount carried forward.

The balance constitutes a surplus fund which is intended for the distribution of the second dividend as well as the amount provisionally assessed as necessary to pay a 10% increase to registered shares satisfying the following conditions.

As from January 1, 1996, the shares registered on December 31 of each year and held in registered form for at least two years, and which remain registered until the date of the payment of the dividend, entitle their owners to collect a dividend per share which is 10% higher, rounded down if necessary to the lower centime, than the dividend per share distributed in respect of other shares, provided that the amount of such latter dividend is at least equal to the amount of the dividend per share distributed in the preceding year for such same shares.

In the event that, as from January 1, 1996, the Management Board, with the approval of the Shareholders' Meeting, decides, after obtaining the approval of the Supervisory Board, to increase the capital by capitalizing reserves, profits, or additional paid-in capital, the shares held in registered form for at least two years on the date on which the allotment process begins will entitle their owners to an allotment of shares which is 10% higher than the allotment made in favor of other shares, and according to the same procedure.

The increases defined in each of the two preceding paragraphs may be modified or eliminated by simple decision of the Extraordinary Shareholders' Meeting, according to the procedures it determines.

Pursuant to the law, the number of shares eligible for these increases shall not for any given shareholder exceed 0.5% of the Company's share capital.

When the Shareholders' Meeting decides to distribute sums drawn from the reserves at its disposal, the resolution shall expressly indicate the reserve items from which the drawing is made.

Except in the case of a capital decrease, no sums shall be distributed to the shareholders when following such distribution the shareholders' equity is or would fall below the amount of the capital plus the reserves the distribution of which is prohibited by law or by the Articles of Association.

Shareholders' Meetings

Methods of convocation

The Shareholders' Meeting is comprised of all the shareholders, regardless of the number of shares they own, provided that all shares are fully paid up and that they are not stripped of voting rights.

In accordance with the law and the Articles of Association, only those shareholders who own registered shares registered in the share account at least five days before the scheduled date of the meeting may take part in the Shareholders' Meeting, vote by absentee ballot, or be represented at the meeting. The owners of bearer shares who wish to attend, vote by absentee ballot, or be represented at the meeting must therefore, five days before the scheduled date of the meeting, present proof of a registration in account of their share with an intermediary and of the inalienability of these shares until the date of the Shareholders' Meeting.

However, the Management Board will always, if it deems suitable, have the right to shorten these periods. It shall also be entitled to authorize the sending of the proxy and absentee ballot forms by electronic mail to the Company in accordance with the legal and regulatory conditions in force.

The Shareholders' Meeting meets each year, as required by law, during the first half of the year. It may also meet extraordinarily whenever the Management Board or the Supervisory Board deems that it is useful.

Meetings take place at the registered offices or at any other place designated by the author of the notice.

The Shareholders' Meeting shall be convened and shall deliberate as prescribed by law. Each shareholder shall have as many votes as the voting shares he or she owns or represents, without further restriction, other than this imposed by the law in force.


Complementary information

Conditions of use of voting rights

The voting right attached to a jointly held share is exercised by the beneficial owner at the Extraordinary Shareholders' Meeting and at the Ordinary Shareholders' Meeting. There are no double voting rights.

Thresholds set by the Articles of Association

Any direct or indirect owner, acting alone or jointly, of a fraction of the Company's capital or voting rights is obliged to inform the Company within fifteen days of the trading date, and independently of the date of the effective transfer of the ownership of the shares, each time a threshold corresponding to 1% of the share capital or the voting rights is crossed, in either direction, including above the 5% threshold.

In the event of a failure to comply with this additional information obligation, one or several shareholders, owning a fraction of the Company's capital or voting rights amounting to at least 1%, may request that the shares exceeding the fraction which should have been reported be stripped of their voting rights for any Shareholders' Meeting held until the end of a period of two years following the date on which the notice is rectified. The request will be recorded in the Minutes of the Shareholders' Meeting.

Identification of share owners

The Company may avail itself at any time of the legal and statutory provisions in force permitting the identification of the owners of shares as well as the number of shares they own.

■ Capital

Modification of share capital and shareholder rights
(article 8)

Share capital increase

The share capital may be increased on one or more occasions, either by contributions in kind or in cash, or by capitalizing reserves, additional paid-in capital or profits, or by converting bonds into shares, or exchanging bonds against shares, or by setting-off liquid or payable claims against the Company or by any other means stipulated by law, pursuant to a decision of the Extraordinary Shareholders' Meeting voted under the conditions set forth in the Articles of Association. However, if the capital increase is carried out by capitalizing reserves, profits or additional paid-in capital, the decision is taken under the quorum and majority conditions stipulated for Ordinary Shareholders' Meetings.

The Shareholders' Meeting will determine the procedures for increasing the share capital; it may also delegate to the Management Board, without prejudice to the powers of the Supervisory Board determined in by Articles of Association, the powers necessary for carrying out said capital increase, on one or more occasions, determining the procedures thereof, and declaring the completion thereof, and making the correlative amendments to the Articles of Association.

In the event of the issue of new shares payable in cash, and unless otherwise decided by the Extraordinary Shareholders' Meeting acting in accordance with the conditions stipulated by law, the owners of previously issued shares who have made all payments called-up or their assignees, will have a preferential subscription right to the new shares, in proportion to the amount of the par value of the shares they own. The parties concerned will be notified of this preferential subscription right in accordance with law.

Regulations drawn up by the Management Board, with the approval of the Supervisory Board, will set the conditions, deadlines and forms under which the gains of the provisions of the previous paragraph may be claimed.

Share capital decrease

The share capital may also be decreased pursuant to a decision of the Shareholders' Meeting, by recommendation of the Management Board or the Supervisory Board, in the conditions stipulated by law, or by reimbursing or redeeming shares on the stock exchange, or by exchanging existing shares for new shares, in an equivalent or lesser number, with or without the same par value, with or without a cash balance to be paid or received. The Shareholders' Meeting may always compel the shareholders to sell or purchase existing shares to permit the exchange of existing shares for new shares, with or without a cash balance to pay or receive, even if the decrease decided on is not the result of losses.

Share capital

As of December 31, 2005, the share capital was 1,204,923,225 euros, divided into 109,538,475 shares with a par value of 11 euros each, all of the same class.

Cancellation of shares and capital decrease following buy back by the Company of its own shares

The Combined Annual General Shareholders' Meeting of May 11, 2005, authorized the Management Board to cancel, at its discretion, on one or several occasions, within the limit of 10% of the Company's share capital, and per 24-month period, shares purchased under the authorization voted by the Combined Annual General Shareholders' Meeting of May 11, 2005, and those purchased under the authorization voted by the Combined Annual General Shareholders' Meetings of May 12, 2004 and May 15, 2003, and to decrease the capital accordingly.

This authorization is granted for a period of 24 months from the meeting date. Under that authorization, 550,000 shares were cancelled on February 24, 2006.

Authorized capital not yet issued and commitments to authorize capital

The Combined Annual General Shareholders' Meeting of May 12, 2004, granted the Management Board an authorization for five years to increase the capital, in one or more stages, by a maximum of 2 billion euros, including premiums:

- either by capitalization of reserves, earnings or additional paid-in capital,
- or by cash subscription, reserved preferentially to holders of existing shares, or to transferees of their rights, where the corresponding authorizations relate exclusively to shares.

This authorization was used up to an amount of 111,459,788 euros by a bonus share allocation adopted on May 12, 2004, and implemented on June 14, 2004, in the amount of 108,882,147 euros and on July 13, 2004, in the amount of 2,577,641 euros, corresponding to the 10% bonus allocation, in accordance with the Articles of Association.

Moreover, the Combined Annual General Shareholders' Meeting of May 12, 2004, gave the Management Board authorization, for a period of 38 months, for the purpose of granting to employees and/or executive officers, subject to the approval of the Supervisory Board, and the Supervisory Board for the purpose of granting to members of the Management Board, under articles L 225-177 et seq. of the French Commercial Law, options to purchase new ›res of the Company to be issued to increase the capital, or ›s of Air Liquide bought back by the Company, provided that ›tal number of shares for which options are thus granted not ›eed 3% of the Company's share capital on the date the options › granted by the Management Board or the Supervisory Board.

›e subscription or purchase price of the shares shall not be less than the average of the first quoted share prices over the 20 trading days immediately preceding the date on which the options are granted, rounded down to the next euro.

Under this authorization, 35,385 options to purchase Air Liquide shares were allocated at the Management Board meeting of November 30, 2004 and 428,000 options to subscribe to Air Liquide shares were allocated by the Management Board on March 21, 2005.

As of December 31, 2005, the number of adjusted options outstanding, allocated and not yet exercised, was 3,890,822.

The Combined Annual General Shareholders' Meeting of May 12, 2004, also granted an authorization to the Management Board, for a period of five years, subject to the approval of the Supervisory Board, to increase the share capital, in one or more transactions by up to 150 million euros, including premiums, through the issue of shares with a par value of 11 euros, for offering, under articles L 443-1 et seq. of the Labor Code pertaining to company savings plans, and to article L 225-138 of the French Commercial law, to employees of the Company and certain of its subsidiaries, within the meaning of article L 225-180 of the French Commercial law, provided that such employees have been employed by the Company or its subsidiaries for at least three months, and that the number of shares issued does not to exceed 1,000,000. The offering price shall not be higher than the average of the share price quoted over the 20 trading days immediately preceding the Management Board's decision setting the opening date of the offering period, nor be lower than 80% of that average price.

Using this authorization, on July 22, 2005, the Management Board recommended that Group employees subscribe to a maximum of 500,000 shares of the Company at a price of 113 euros, or 80% of the average of the share price quoted over the 20 trading days preceding the Management Board's decision. The subscription period of October 3-28, 2005, was set by the Management Board. The 435,927 shares subscribed by employees will carry dividend rights as of January 1, 2005. The capital increase amounting to 49,547,143 euros including premiums, took place on December 12, 2005.

Securities not representing capital

The Combined Annual General Shareholders' Meeting of May 12, 2004, authorized the Management Board, for a period of five years, to issue one or more bond debentures amounting to a maximum of 4 billion euros, in one or more stages, at the times and under the terms that it deems fit.

To date, the Group has issued bond debentures for a total of 1 billion euros.

Other securities giving access to capital

Convertible bonds

The Combined Annual General Shareholders' Meeting of May 12, 2004, authorized the Management Board, for a period of five years, in one or more stages, both in France and abroad, to issue bonds convertible into shares for a maximum amount of 1,500 million euros, either in euros or in foreign currency or in currency units set in reference to several currencies. Shareholders' preferential subscription rights are maintained.

This authorization has not been used.

Trends in share capital over the past three years

Issue date (In euros except for shares)	Type of transaction	Number of shares issued	Aggregate number of shares	Capital increase	Issue premiums and reserves	Share capital
01/10/03	Exercise of share subscription options	27,049	100,818,441	297,539	1,615,735	1,109,002,851
02/25/03	Exercise of share subscription options	2,768	100,821,209	30,448	157,084	1,109,033,299
02/25/03	Cancellation of bought back shares	(1,000,000)	99,821,209	(11,000,000)	(123,464,901)	1,098,033,299
05/15/03	Merger with COFIGAZ	1,868	99,823,077	20,548	110,949	1,098,053,847
01/26/04	Exercise of share subscription options	98,639	99,921,716	1,085, 029	5,633,424	1,099,138,876
02/27/04	Cancellation of bought back shares	(1,000,000)	98,921,716	(11,000,000)	(118,723,907)	1,088,138,876
05/12/04	Exercise of share subscription options	62,055	98,983,771	682,605	3,719,905	1,088,821,481
05/12/04	Bonus share allocation (one for ten)	9,898,377	108,882,148	108,882,147	(108,882,147)	1,197,703,628
07/13/04	Bonus share allocation (one for ten) Loyalty premium	234,331	109,116,479	2,577,641	(2,577,641)	1,200,281,269
01/21/05	Exercise of share subscription options	70,369	109,186,848	774,059	5,902,371	1,201,055,328
02/25/05	Exercise of share subscription options	3,193	109,190,041	35,123	319,081	1,201,090,451
02/25/05	Cancellation of bought back shares	(350,000)	108,840,041	(3,850,000)	(41,812,039)	1,197,240,451
12/12/05	Capital increase reserved for employees	435,927	109,275,968	4,795,197	44,751,946	1,202,035,648
01/19/06	Exercise of share subscription options	321,659	109,597,627	3,538,249	30,655,064	1,205,573,897
02/24/06	Cancellation bought back shares	(550,000)	109,047,627	(6,050,000)	(71,008,508)	1,199,523,897

Since 1996, each allocation of bonus shares entails two capital increases: the first corresponds to the new shares allocated to all existing shares. This takes place on the date on which the Management Board decides to perform the transaction, authorized by the Supervisory Board. The second corresponds to the new shares allocated as a loyalty premium, only to shares held in registered form continuously for more than two years. This takes place on the transaction completion date duly noted by the Chairman of the Management Board.

Capital and voting rights as of December 31, 2005

As of December 31, 2005, the number of voting rights was 108,971,282 equal to the number of shares comprising the share capital, or 109,538,475 shares, less the number of shares held by the Company, directly (537,375) and indirectly (29,818) which do not carry voting rights. There are no double voting rights. The breakdown of voting rights is therefore very close to that of share capital.

To the best of the Company's knowledge, there are no shareholders' agreements or joint or concerted action agreements. No shareholder owns 5% or more of the capital or voting rights.

The percentage of capital held directly by employees or through specialized investment funds amounted to 1.18%.

The percentage of capital held by members of the Supervisory Board or the Management Board was 0.1%.

Directly registered shares owned by the main shareholders were not pledged.

Changes in share capital ownership over the last three years

As of December 31	2003	2004	2005
Individual shareholders	40.5%	38.9%	38.1%
French institutional investors	22.6%	23.5%	24.9%
Foreign institutional investors	35.0%	36.3%	36.5%
Own shares held by the Company (directly and indirectly)	1.9%	1.3%	0.5%

82-522

■ Dividends

Year (in euros)	Paid	Net dividend (1)	Tax credit	Total income	Number of shares	Distribution
2003	05/18/2004	3.20	1.60	4.80	99,912,917	319,721,335
			Bonus dividend (2)			
		0.32	0.16	0.48	24,266,063	7,765,140
						327,486,475
2004	05/17/2005	3.50 (3)	(4)	3.50	109,180,823	382,132,881
			Bonus dividend (2)			
		0.35 (3)		0.35	25,876,746	9,056,861
						391,189,742
2005	05/16/2006	3.85	(5)	3.85	109,538,475	421,723,129
			Bonus dividend (2)			
		0.38		0.38	27,264,001	10,360,320
						432,083,449

(1) Ordinary dividend paid on all shares.
(2) Bonus dividend paid only on registered shares held continuously for two fiscal years.
(3) Subject to the approval at the General Shareholders' Meeting of May 10, 2006.
(4) The dividend paid out for fiscal year 2004 no longer carries an avoir fiscal (special French tax credit), but gives rise to a 50% allowance instead.
(5) The dividend paid out for fiscal year 2005 no longer carries an avoir fiscal (special French tax credit), but gives rise to a 40% allowance instead.

■ Management of the Company

(Articles 19 to 28 of the Articles of Association)

Article 19

The Company is managed by a Management Board, appointed by the Supervisory Board which will exercise its control over the Management Board in accordance with the law and the provisions of these Articles of Association.

The Management Board is appointed for a 3-year term by the Supervisory Board which will set the number of its members. The Supervisory Board will provide for the replacement of the members of the Management Board, in accordance with the law, in the event that a seat is vacant.

Members of the Management Board may be re-elected.

The members of the Management Board may be selected among persons other than the shareholders. They must be individuals. No member of the Supervisory Board may be a member of the Management Board. A person cannot be appointed as a member of the Management Board if he is affected by the prohibition against multiple functions, incompatibilities, loss of rights or prohibitions provided for by law or under regulations.

A member of the Management Board may not accept an appointment as Chairman of the Board of Directors of another company without the permission of the Supervisory Board. The foregoing does not apply to companies the majority interest of which is controlled, directly or indirectly, by the Company.

The age limit for the members of the Management Board has been set at 63 years old. Members of the Management Board in office are treated as having resigned at the end of the fiscal year during which they reach this age.

The Supervisory Board will set the method and amount of the remuneration of each of the members of the Management Board. It will also decide upon the share options of the Company to be granted to members of the Management Board.

Article 20

Any member of the Management Board may be dismissed at any time by the Shareholders' Meeting upon recommendation of the Supervisory Board or by the Supervisory Board itself. If dismissal is decided without just grounds, it may result in the payment of damages.

The dismissal of a member of the Management Board does not result in the termination of any employment contract which the party concerned may have signed with the Company.

Article 21

The Supervisory Board will elect one of the members of the Management Board as Chairman.

The Chairman will perform his duties for the duration of his term as a member of the Management Board. He will be considered as having resigned from his office as Chairman at the end of the financial year during which he has reached the age of 63.

The Chairman of the Management Board will represent the Company in its relations with third parties. The Supervisory Board may grant such authority to one or more other members of the Management Board, who will then bear the title of Managing Director.

The capacity of Chairman of the Management Board or the authority conferred upon other members of the Management Board may be withdrawn at any time from the persons vested therewith by the Supervisory Board.

Article 22

The Management Board is vested with the broadest powers to act in all circumstances on the Company's behalf, within the limit of the Company's corporate purpose, and subject to the powers expressly granted by law and these Articles of Association to Shareholders' Meetings and to the Supervisory Board.

The members of the Management Board may, with the authorization of the Supervisory Board, distribute among themselves the various managerial tasks. However, this distribution of tasks shall in no event deprive the Management Board of its power as a body which manages the Company in a collegial manner.

The Management Board may vest one or more of its members with special permanent or temporary missions, which it determines, and delegate to them the powers it deems suitable for one or more specific purposes, with or without the right to sub-delegate.

Deeds concerning the Company and all commitments made on its behalf, are signed by the Chairman of the Management Board, by any member of the Management Board who has received the title of Managing Director from the Supervisory Board, or by any power of attorney specially authorized for such purpose.

The Supervisory Board may, within the limit of a total amount which it determines, and for a period which shall not exceed one year, authorize the Management Board to grant sureties, endorsements and guarantees on the Company's behalf. This authorization may also establish, per each commitment, a maximum amount above which the Company's surety, endorsement or guarantee cannot be granted. When a commitment exceeds either of the amounts determined in this manner, the authorization of the Supervisory Board is required in each case. The Management Board may be authorized by the Supervisory Board to grant to the tax or customs authorities, sureties, endorsements or guarantees on the Company's behalf without any limit as to the amount.

The Supervisory Board may, within the limit of a certain amount, which it determines for each transaction, authorize the Management Board to sell real property, to sell all or part of equity investments and grant collateral. When a transaction exceeds the amount determined in this manner, the authorization of the Supervisory Board is required in each case. The Supervisory Board may also set a maximum overall annual limit for all types of transactions referred to in this paragraph. In this case, its approval will be required for any transaction exceeding either the limit for each transaction, or the maximum overall annual limit.

Furthermore, the Management Board may not carry out any of the following acts without the prior authorization of the Supervisory Board:

- in excess of an amount to be determined periodically by the Supervisory Board for each of the following transactions:
  - any investment commitment or acquisition of a shareholding interest,
  - any financing transaction for an amount likely to substantially modify the Company's financial structure,
  - any acquisition of tangible or intangible personal or real property,
  - the signing of any agreement for a merger, spin-off or a partial business transfer,
  - any sale of a branch of activity.
- regardless of the amount of the planned transaction:
  - any allocation of Company share subscription or purchase options authorized by the Extraordinary Shareholders' Meeting,
  - any issue of securities of any nature, authorized by the Extraordinary Shareholders' Meetings under the conditions set by law and these Articles of Association,
  - any decision likely to substantially alter the strategy of the Company as has been presented to the Supervisory Board by the Management Board,
  - any buy back by the Company of its own shares, as authorized by the Shareholders' Meeting.

When a transaction requires the authorization of the Supervisory Board, which is denied, the Management Board may submit the dispute to the Shareholders' Meeting which will decide what action should be taken.

At least once every quarter, the Management Board will present a report to the Supervisory Board. Within three months of the end of each fiscal year, it will present the annual company financial statements to it, for auditing and verification as well as the consolidated financial statements, as the case may be.

Article 23

The Management Board will meet as often as the company's interests so require, by notice from its Chairman, or, in the case of impediment, from one of its other members. The meetings take place either at the registered offices or at any other place indicated in the notice of convocation.

Notices may be made by all means, including verbally. The agenda can be finalized at the time of the meeting.

Meetings of the Management Board are chaired by the Chairman or, in the event of his impediment, by a member selected by the Management Board at the beginning of the meeting. The Management Board appoints a secretary, as the case may be, who may be selected outside its ranks.

Any member of the Management Board may grant a proxy to another member, by letter or telegram, to represent him at a meeting of the Management Board. Each member can only hold one proxy at a given meeting.

To make valid decisions, the number of the members of the Management Board present must be equal to at least one half of its members in office.

The decisions of the Management Board are validly adopted by a majority vote of the members present or represented. In the event of a tie, the Chairman casts the deciding vote.



An attendance register is kept at the registered offices which is signed by all the members taking part in each meeting of the Management Board.

The Management Board will take all measures to ensure that its decisions are recorded in minutes, which will be signed by the Chairman of the meeting. Copies or extracts of the minutes of the Management Board's deliberations, will be certified by a member of the Management Board whether or not he has assisted at the meeting, or by a power of attorney authorized for such purpose.

Article 24

The Management Board is controlled by a Supervisory Board comprised of no more than 14 members and of at least 3 members, except for temporary exceptions provided for in the event of a merger.

Members are appointed among the individuals or legal entities who are shareholders, by the Ordinary Shareholders' Meeting which may dismiss them at any time. In the event that the candidates for appointment to the Supervisory Board are presented by the Management Board, such proposals should receive the prior approval of the Supervisory Board.

No member of the Supervisory Board shall be a member of the Management Board. If a member of the Supervisory Board is appointed to the Management Board, his term on the Supervisory Board ends as soon as he takes office.

Each member of the Supervisory Board must own at least 500 registered shares in the Company.

If, on the date of his appointment, a member of the Supervisory Board does not own the required number of shares or if, during his term, he ceases to own them, he is deemed to have resigned with immediate effect if he has not rectified the situation within a period of three months.

The members of the Supervisory Board are appointed for 4 years, expiring at the end of the Ordinary Shareholders' Meeting called to approve the financial statements of the fiscal year during which the term expires. As an exception to this rule, the members of the first Supervisory Board who performed the duties of directors in the Company under its previous form, will be appointed for a period equal to the period remaining on their director's term.

No individual over the age of 70 shall be appointed as a member of the Supervisory Board if his appointment increases the number of the members of the Supervisory Board who have passed this age to over one-third. If during their term, the number of the members of the Supervisory Board who have passed 70 years of age exceeds one-third of the Board's members, the oldest member of the Supervisory Board who has not carried out Management functions in the Company is deemed to have resigned at the end of the annual Ordinary Shareholders' Meeting following the occurrence of this event.

In the event of a vacancy of one or more seats due to death or resignation, the Supervisory Board may, between two Shareholders' Meetings, make temporary appointments.

If the number of members of the Supervisory Board falls below three, the Management Board must immediately convene an Ordinary Shareholders' Meeting in order to fill out the ranks of the Supervisory Board.

Temporary appointments made by the Supervisory Board are subject to ratification by the next Ordinary Shareholders' Meeting. A member appointed to replace another member remains in office only for the time remaining on his predecessor's term.

Article 25

The Supervisory Board elects among those of its members who are individuals a Chairman and a Vice-Chairman who are responsible for convening meetings of the Supervisory Board and conducting its deliberations. They perform their duties for the duration of their term as members of the Supervisory Board.

However, the Chairman will be deemed to have resigned from his duties as Chairman at the end of the fiscal year during which he has reached the age of 68.

The Supervisory Board sets their remuneration, as the case may be.

The Supervisory Board may appoint a Secretary who need not be a shareholder or one of its members.

Article 26

The Supervisory Board meets as often as the Company's interests so require.

It is convened by the Chairman or, in the event of impediment, by the Vice-Chairman.

However, the Chairman must convene the Supervisory Board for a meeting to be held no more than fifteen days after a motivated request to such effect, presented by at least one member of the Management Board or at least one-third of the members of the Supervisory Board.

If the request remains without effect, its authors may convene the meeting themselves indicating the meeting's agenda. In all other cases, the agenda is drafted by the Chairman and can be finalized at the time of the meeting.

Meetings are held at the Company's registered offices or at any other place stated in the notice of convocation.

An attendance register of is kept and signed by the members of the Supervisory Board taking part in the meeting.

The presence of at least one-half of the members of the Supervisory Board is required in order for its deliberations to be valid.

The Supervisory Board may stipulate that the members of the Supervisory Board who take part in the board's meeting by videoconference in accordance with the conditions provided by law will be considered as present for calculating the quorum and voting majority of the members, for all decisions in which the law does not exclude such possibility.

Any member of the Supervisory Board may grant a proxy to another member, by letter or telegram, to represent him at a meeting of the Supervisory Board. A member may not hold more than one proxy for a given meeting.

Decisions are made by a majority vote of the members present or represented, and each member present or represented is entitled to one vote. The Chairman of the meeting casts the deciding vote in the event of a tie.

The deliberations of the Supervisory Board are recorded in minutes entered into a special register kept at the registered offices.

Article 27

The Supervisory Board constantly monitors the management of the Company by the Management Board. At any time of the year, it performs the verifications and controls it deems appropriate, and may obtain the documents it deems useful for performing its duties.

It presents to the Annual Ordinary Shareholders' Meeting its comments on the report prepared by the Management Board, as well as on the financial statements of the fiscal year.

The Supervisory Board may confer upon one or more of its members all special mandates for one or more specific purposes.

It may also decide to create committees of its members responsible for reviewing issues which it itself or its Chairman submits thereto for review.

Article 28

'hareholders' Meeting may allocate to the members of the .isory Board, as remuneration for their activity, a fixed annual nt in directors' fees, the amount of which is charged to ope-3 expenses.

Supervisory Board is free to distribute the overall sum thus allo-.ied among its members.

The remuneration of the Chairman and the Vice-Chairman is determined by the Supervisory Board.

The Supervisory Board may allocate exceptional sums to remunerate missions or mandates entrusted to the members of the Board.

The members of the Supervisory Board may cumulate their duties with an employment contract provided that it corresponds to an actual job position. The number of members of the Supervisory Board linked to the Company by an employment contract shall not exceed one-third of its members in office.

■ Management and supervisory bodies

Supervisory Board

Alain Joly
Chairman of the Supervisory Board

Business address:
75, quai d'Orsay - 75321 Paris Cedex 07
Born in 1938
Number of shares owned: 51,547

Functions within L'Air Liquide S.A.
Chairman of the Supervisory Board
Chairman of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Director, Lafarge
Director, BNP Paribas
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until January 2006)

Positions held during the last five years

2001
Chairman and Chief Executive Officer, L'Air Liquide S.A. until November 2001
Chairman of the Supervisory Board, L'Air Liquide S.A. since that date
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient
Chairman and Chief Executive Officer: Air Liquide International Corporation (United States), American Air Liquide Inc. (United States) (until November 2001)

2002
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2003
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2004
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas, Société d'Oxygène et d'Acétylène d'Extrême-Orient, Air Liquide International Corporation (United States), American Air Liquide Inc.

2005
Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Lafarge, BNP Paribas et Société d'Oxygène et d'Acétylène d'Extrême-Orient (until January 2006)





Édouard de Royere
Honorary Chairman

Business address:
75, quai d'Orsay - 75321 Paris Cedex 07
Born in 1932
Number of shares owned: 26,102

Functions within L'Air Liquide S.A.
Member and Honorary Chairman of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Director, Siparex Associés (until December 2005)
Member of the Supervisory Board, Michelin
Auditor, Fimalac

Positions held during the last five years

2001
Member of the Board of Directors, L'Air Liquide S.A. until November 2001
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.,since the above date
Director: American Air Liquide Inc., Air Liquide International Corporation, Danone, L'Oréal, Sodexho Alliance, Solvay, Fimalac and Wanadoo
Member of the Supervisory Board, Michelin
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2002
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, L'Oréal, Sodexho Alliance
Member of the Supervisory Board, Michelin
Auditor, Fimalac and Wanadoo
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2003
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, Sodexho Alliance
Member of the Supervisory Board, Michelin
Auditor, Fimalac et Wanadoo
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2004
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: American Air Liquide Inc., Air Liquide International Corporation, Sodexho Alliance, Siparex Associés (since July 2004)
Member of the Supervisory Board, Michelin
Auditor, Fimalac et Wanadoo until mars 2004
Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

2005
Honorary Chairman of the Supervisory Board, L'Air Liquide S.A.
Director: Sodexho Alliance (until February 2005), Siparex Associés (until December 2005)
Auditor, Fimalac
Member of the Supervisory Board, Michelin
Honorary Chairman of the Association Nationale des Sociétés Anonymes (ANSA)

Sir Lindsay Owen-Jones
Vice-Chairman of the Supervisory Board

Business address:
L'Oréal, 41 rue Martre - 92117 Clichy Cedex
Born in 1946
Number of shares owned: 8,016

Functions within L'Air Liquide S.A.
Vice-Chairman of the Supervisory Board
Member of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oreal USA Inc. and L'Oreal UK Ltd.
Director, Galderma Pharma S.A., Switzerland
Director, BNP Paribas (until December 14, 2005)
Director and Member of the Appointments, Remuneration and Governance Committee, Sanofi-Aventis
Director, Ferrari SpA, Italy (as of 22 April 2005)

Positions held during the last five years

2001
Director, L'Air Liquide S.A. (until Novembre 2001)
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A. since the above date
Chairman of the Board of Directors, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Director, Gesparal and Galderma Pharma, Switzerland
Director, BNP-Paribas and Sanofi-Synthelabo

2002
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer (as of 29 May 2002), L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Chairman of the Board of Directors (as of 13 May 2002) and Director, Galderma Pharma, Switzerland
Director, Gesparal
Director, BNP-Paribas and Sanofi-Synthelabo




Complementary information

2003
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Chairman of the Board of Directors, Galderma Pharma, Switzerland
Director, Gesparal
Director, BNP-Paribas and Sanofi-Synthélabo

2004
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc and L'Oréal UK Ltd.
Chairman of the Board of Directors (until 24 May 2004) and Director, Galderma Pharma, Switzerland
Director, Gesparal (until 29 April 2004)
Director, BNP-Paribas and Sanofi-Aventis

2005
Vice-Chairman of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Board of Directors and Chief Executive Officer, L'Oréal
Chairman of the Board of Directors and Director, L'Oréal USA Inc. and L'Oréal UK Ltd.
Director, Galderma Pharma, Switzerland
Director, BNP-Paribas (until 14 December 2005), Sanofi-Aventis
Director, Ferrari SpA, Italy (as of 22 April 2005)

Thierry Desmarest

Business address:
TOTAL,
Tour Coupole, 2 place de la Coupole - 92078 Paris La Défense
Born in 1945
Number of shares owned: 970

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Member of the Appointments and Remuneration Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman and Chief Executive Officer, Total S.A. and Elf Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

Positions held during the last five years

2001
Director, L'Air Liquide S.A. (until November 2001)
Member of the Supervisory Board, L'Air Liquide S.A. since the above date
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2002
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2003
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, TotalFinaElf and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Synthélabo
Member of the Supervisory Board, Areva

2004
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman and Chief Executive Officer, Total S.A. and Elf-Aquitaine
Chairman of the Total Foundation
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Président-Directeur Général de Total S.A. et Elf-Aquitaine
Président de la Fondation Total
Director, Sanofi-Aventis
Member of the Supervisory Board, Areva

Professor Rolf Krebs

Work address:
Bankhaus Metzler, grosse Gallusstrasse 18 - 60311 Frankfurt am Main - Germany
Born in 1940
Number of shares owned: 550

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, GEA Group AG (until January 2006) and Vita 34 AG (until March 2006)
Member of the advisory boards of Apax Partners, Deutsche Venture Capital, Weissheimer Malz GmbH, Almirall Podesfarma S.A., Lehman Brothers Limited et E. Merck OHG.





Positions held during the last five years

2001
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen
Member of the Supervisory Board of Epigenomics AG

2002
Chairman of the Supervisory Board of Epigenomics AG
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2003
Chairman of the Supervisory Board of Epigenomics AG
Member of the advisory board of Deutsche Bank Mitte, Weissheimer Malz GmbH, Barmenia Versicherungen

2004
Member of the Supervisory Board of L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, mg technologies AG et Vita 34 AG
Member of the advisory board of Apax Partners, Deutsche Venture Capital, Peters Associates and Weissheimer Malz GmbH

2005
Member of the Supervisory Board of L'Air Liquide S.A.
Chairman of the Supervisory Board of Epigenomics AG
Member of the Supervisory Board of Ganymed Pharmaceuticals AG, GEA Group AG (until January 2006) and Vita 34 AG (until March 2006)
Member of the advisory board of Apax Partners, Deutsche Venture Capital et Weissheimer Malz GmbH, Lehman Brothers Limited, E. Merck OHG and Almirall Podesfarma S.A.

Gérard de La Martinière

Business address:
FFSA (Fédération Française des Sociétés d'Assurances),
26 boulevard Haussmann - 75009 Paris
Born in 1943
Number of shares owned: 825

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Chairman of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors, LCH. Clearnet Group Limited UK

Positions held during the last five years

2001
Chairman, Financière Mermoz, Les Ateliers de Construction du Nord de La France (ANF), Colisée excellence, Société Beaujon, Axa Participations
Member, Management Board, AXA
Chief Executive Officer, Finaxa
Director, Financière 45, Worms Bank, Schneider S.A., Crédit Lyonnais
Director, AXA Nichidan
Permanent Representative of:
- Axa, on Boards of Mofipar and Axa Reassurance
- Finaxa, on Board of Colisée Vendôme
- Axa Courtage Iard, on Board of Axa Investment Managers
- Société Beaujon aux Conseils d'Axa Direct et d'Axa Reim

2002
Chairman and Chief Executive Officer of the Compagnie Financière de Paris
Chairman, Les Ateliers de Construction du Nord de La France (ANF), Société Beaujon
Member, Management Board, AXA
Chief Executive Officer and Director, Finaxa
Director, AXA Insurance Holding (Japan), AXA Italia S.p.A. (Italy), AXA RéFinance, AXA Cessions, Schneider S.A., Crédit Lyonnais
Permanent Representative of:
- Axa, on Board of Mofipar, Axa Corporate Solutions, Saint Georges RE, Axa Investment Managers
- Finaxa, on Board of Colisée Vendôme
- Société Beaujon, on Board of Axa Reim
- Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

2003
Before May 2003:
Chairman of AXA RéFinance, Les Ateliers de Construction du Nord de La France (ANF), FDR Participations, Société Beaujon
Member, Management Board, AXA
Deputy Chief Executive Officer – Director, Finaxa
Director, AXA Cessions, Compagnie Financière de Paris, Oudinot Finance, AXA Insurance Holding Co., Ltd. (Japan)
Director, Crédit Lyonnais and Schneider Electric
Permanent Representative of:
- Axa, on Board of Axa Ré, Saint Georges Re, Axa Investment Managers
- Axa, on Board of Management of Mofipar
- Société Beaujon, on Board of Axa Real Estate Investment Managers
- Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

After May 2003:
Member of the Supervisory Board, L'Air Liquide S.A.
Director, Schneider Electric S.A.
Chairman, LCH. Clearnet Group Limited UK
Chairman, Fédération Française des Sociétés d'Assurances
Member of the Supervisory Board, European Financial Regulations Advisory Group (EFRAG)

2004
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors, LCH. Clearnet Group Limited UK

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman, Fédération Française des Sociétés d'Assurances
Chairman, Comité Européen des Assurances
Director, Schneider Electric S.A.
Chairman of the Board of Directors de LCH. Clearnet Group Limited UK

Cornelis van Lede

Business address:
Akzo Nobel N.V., Velperweg 76,
PO Box 9300, 6824 BM Arnhem - The Netherlands
Born in 1942
Number of shares owned: 550

Functions within L'Air Liquide S.A.
Member of the Supervisory Board

Main activities exercised outside L'Air Liquide S.A.
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD

Positions held during the last five years

2001
Chairman of the Management Board, Akzo Nobel N.V.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Director, Scania AB, Sara Lee Corporation

2002
Chairman of the Management Board, Akzo Nobel N.V.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Director, Scania AB, Sara Lee Corporation
Member of the Supervisory Board, Heineken N.V.
Vice Chairman of the Board of Directors, INSEAD

2003
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Supervisory Board of the Central Bank of the Netherlands
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V., KLM
Director, Scania AB, Reed Elsevier, Sara Lee Corporation
Vice Chairman of the Board of Directors, INSEAD

2004
Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD
Chairman of the Supervisory Board of the Central Bank of the Netherlands (until October)

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Supervisory Board, Akzo Nobel N.V., Royal Philips Electronics N.V., Heineken N.V.
Director, Air France-KLM, Reed Elsevier and Sara Lee Corporation
Chairman of the Board of Directors, INSEAD

Béatrice Majnoni d'Intignano

Born in 1942
Number of shares owned: 634

Functions within L'Air Liquide S.A.
Member of the Supervisory Board
Member of the Audit and Accounts Committee

Main activities exercised outside L'Air Liquide S.A.
Professor at the University of Paris XII – Créteil
Member of the Economic Analysis Council
Director, AGF

Positions held during the last five years

2001
Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director, AGF

2002
Member of the Supervisory Board, L'Air Liquide S.A.
Professor of economics at the University of Paris XII - Créteil
Member of the Economic Analysis Council under the French Prime Minister
Director, AGF

2003
Member of the Supervisory Board, L'Air Liquide S.A.
Member of the Economic Analysis Council under the French Prime Minister
Professor of economics at the University of Paris XII - Créteil
Director, AGF

2004
Member of the Supervisory Board, L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director, AGF

82-52:



2005
Member of the Supervisory Board, L'Air Liquide S.A.
Professor at the University of Paris XII - Créteil
Member of the Economic Analysis Council
Director, AGF

Thierry Peugeot

Business address:
PSA Peugeot Citroën,
75 avenue de la Grande Armée - 75116 Paris Cedex 16
Born in 1957
Number of shares owned: 500

Functions within L'Air Liquide S.A.
Member of the Supervisory Board

Main activities exercised outside L'Air Liquide S.A.
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, Société Foncière, Financière et de Participation, La Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est, and Faurecia
Director, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Positions held during the last five years

2001
Vice Chairman, Etablissements Peugeot Frères
rector, La Française de Participations Financières, Société
e de Participations, Cie de Delle, Société Foncière Financière
cipations, Société Industrielle Automobile de Mulhouse,

nanent representative of the Sté Lyonnaise d'Industrie et de
mmerce Automobile on the board of the Etablissements Fontaine

2002
Chairman of the Supervisory Board, Peugeot S.A. and IP Est
Vice Chairman, Etablissements Peugeot Frères
Director, Cie Industrielle de Delle, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2003
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2004
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, AMC Promotion, Cie Industrielle de Delle, Faurecia, IP Est, La Française de Participations Financières, Société Anonyme de Participations
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

2005
Member of the Supervisory Board, L'Air Liquide S.A.
Chairman of the Supervisory Board, Peugeot S.A.
Vice Chairman, Etablissements Peugeot Frères
Director, Société Foncière, Financière et de Participations, Française de Participations Financières, Société Anonyme de Participations, Immeubles et Participations de l'Est and Faurecia
Director, Compagnie Industrielle de Delle
Permanent representative of the Compagnie Industrielle de Delle on the LISI Board of Directors

Management Board

Benoît Potier
Chairman of the Management Board

Business address: 75 quai d'Orsay – 75007 Paris
Number of shares held: 5,622

Main activities performed excluding L'Air Liquide S.A.
Director, Groupe Danone,
Member, Supervisory Board, Michelin,
Member, Board of Directors, École Centrale des Arts & Manufactures

Directorships held during the last 5 years

2001
Chairman, Management Board, L'Air Liquide S.A.,
Chairman-CEO, Air Liquide International,
Chairman-CEO, American Air Liquide Inc. (AAL)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Chairman, American Air Liquide Corporation (ALAC)
Director, Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc., Air Liquide America Holdings
Director, Ecole Centrale
Member, French Board, INSEAD

2002
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Chairman, American Air Liquide Corporation (ALAC)
Director, Séchilienne-Sidec, SOAEO, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Japan Ltd., Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Ecole Centrale
Member, French Board, INSEAD

2003
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Danone Group
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

2004
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Air Liquide America Holdings Inc. (AHI)
Chairman, American Air Liquide Holdings Inc. (AALH)
Director, Danone Group
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

2005
Chairman, Management Board, L'Air Liquide S.A.
Chairman-CEO, Air Liquide International
Chairman-CEO, American Air Liquide Inc. (AAL)
Director, Société d'Oxygène et d'Acétylène d'Extrême-Orient (SOAEO) (until March 2006)
Chairman-CEO, Air Liquide International Corporation (ALIC)
Director, Air Liquide Italia, AL Air Liquide España, Air Liquide Asia Pte. Ltd., Air Liquide Canada Inc.
Director, Air Liquide America Holdings Inc. (AHI)
Director, Danone Group and Chairman of the Audit Committee
Member, Supervisory Board, Michelin
Director, Ecole Centrale des Arts & Manufactures

Jean-Claude Buono
Executive Vice-President

Business address: 75 quai d'Orsay – 75007 Paris
Number of shares held: 8,144

Main activities performed excluding L'Air Liquide S.A.
Director, Velecta Paramount,
Director, SNPE

Directorships held during the last 5 years

2001
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director – Executive Vice-President, Air Liquide International
Director, Air Liquide Santé International, Aqualung International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., Séchilienne-Sidec
Director, Velecta Paramount

2002
Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding and Air Liquide Asia Pte. Ltd.
Chairman, Board of Directors, Aqualung International
Vice-Chairman, Carba Holding
Director – Executive Vice-President, Air Liquide International
Director, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Séchilienne-Sidec
Director, Velecta Paramount

82-522



2003

Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman, Board of Directors, Aqualung International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director, Séchilienne-Sidec, Air Liquide Santé International, American Air Liquide Inc., Air Liquide International Corporation, Air Liquide Far Eastern, Air Liquide Japan Ltd., Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC
Director, Velecta Paramount

2004

Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman, Board of Directors , Aqualung International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Vice-Chairman and Director, Air Liquide International Corporation
Director, Air Liquide Santé International, Séchilienne-Sidec (until December 13, 2004), American Air Liquide Inc., Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl., AL Air Liquide España, Air Liquide US LLC (until June 17, 2004)
Director, Velecta Paramount
Director, SNPE

2005

Member, Management Board, L'Air Liquide S.A.
Chairman, Board of Directors, SOAEO (until March 2006)
Chairman-CEO, Air Liquide Welding
Director – Executive Vice-President, Air Liquide International
Chairman-CEO, Air Liquide Asia Pte. Ltd.
Vice-Chairman, Carba Holding
Director, American Air Liquide Inc.
Director, Air Liquide International Corporation
Director, Air Liquide Santé International, Aqualung International, Air Liquide Far Eastern, Air Liquide Tunisie, Air Liquide Italia Srl. (until March 22, 2005), AL Air Liquide España (until June 22, 2005)
Director, Velecta Paramount
Director, SNPE

Klaus Schmieder
Executive Vice-President

Business address: 75 quai d'Orsay - 75007 Paris
Number of shares held: 770

Main activities performed excluding L'Air Liquide S.A.

Member, Supervisory Board, Altana AG

Directorships held during the last 5 years

2001

Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Rheinhyp Rheinische Hypothekenbank, Messer Nippon Sanso GmbH and Co. KG,Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2002

Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2003

Chairman, Management Board, Messer Griesheim GmbH
Member, Supervisory Board, Messer Nippon Sanso GmbH and Co. KG, Messer Griesheim Industries Inc., Messer Group Inc., Altana AG

2004

Member, Management Board (beginning May 12, 2004)
Member, Supervisory Board, Altana AG
Director, MNS Nippon Sanso

2005

Member, Management Board
Vice-Chairman, Air Liquide GmbH
Director, Air Liquide Deutschland GmbH, Air Liquide Italia Srl., AL Air Liquide España
Member, Supervisory Board, Altana AG
Director, MNS Nippon Sanso (until January 5, 2005)

Members of Supervisory Board or of the Management Board have no family link with any member of the Supervisory Board or of the Management Board and have not been condemned for fraud during at least the last 5 years.

No incrimination and/or official public sanction has been pronounced against them by statutory or regulatory authorities (including professional organizations) and they have not been prevented by a court from acting in their capacity as a member of an administration, management or supervisory body or interfering in the management or carrying out of business of an issuer during at least the last 5 years. They have no potential conflicts of interest with Air Liquide.

No arrangements or agreements have been made with the main shareholders, customers, suppliers or others, pursuant to which the persons mentioned above have been chosen as members of the Supervisory Board or of the Management Board.

There exist no restrictions accepted by these persons as to the transfer, within a certain lapse of time, of their interest in the capital of L'Air Liquide S.A. except for the rules on preventing insider trading and the obligation set forth in the Articles of Association requiring the members of the Supervisory Board to own at least 500 registered shares of the Company during the term of their office.

The members of the Supervisory Board have not been associated with any bankruptcy, any receivership or liquidation during the last 5 years.

Compliance with Corporate Governance rules

The Company complies with all material aspects of the recommendations set forth in the AFEP/MEDEF report on corporate governance principles of listed companies.

■ Property, plant and equipment

The Group's facilities and establishments are located in more than 70 countries around the world, with extremely diversified production capacities and characteristics.

No material tangible fixed asset exists at Group level.

■ Document accessible to the public

All documents, or copies of the documents, listed below may, when they are accessible to the public, be consulted, during the period of the Reference Document's validity at the Shareholder Services Department located at the registered offices of Air Liquide (75, quai d'Orsay 75007 Paris) and, if available, on the Company's Internet website (www.airliquide.com):

• the Company's incorporating document and Articles of Association,

• all reports, letters and other documents, historical financial information, evaluations and official assertions and declarations prepared by an expert at the Company's request, some of which are included or referred to in this reference document,

• historical financial information of the Company.

■ Incorporation by reference of the 2003 et 2004 financial statements

Pursuant to article 28 of EC Regulation no. 809/2004, the following information is included by reference in this update:

• the management report, the consolidated and annual Company financial statements for the year ended December 31, 2003, accompanied by the statutory auditors' reports on the consolidated and Company financial statements which appear on page 130 of the 2003 Annual Report and page 20 of the Company financial statements incorporated by reference in the 2003 Reference Document filed under the number D.04-0635 with the French Financial Markets Authority (AMF),

• the management report, the consolidated and annual Company financial statements for the year ended December 31, 2004, accompanied by the statutory auditors' reports which appear on page 137 of the 2004 Annual Report and page 20 of the Company financial statements incorporated by reference in the 2004 Reference Document filed under the number D.05-0380 with the French Financial Markets Authority (AMF).



Person responsible for the reference document

■ Person responsible for the reference document

Benoît Potier, Chairman of the Management Board of L'Air Liquide S.A.

■ Certification of person responsible for the reference document

I hereby attest, after having taken all reasonable measures for such purpose, that the information contained in this Reference Document reflects, to the best of my knowledge, the current situation and does not omit any information that could alter its scope.

I have obtained a work completion letter from the statutory auditors indicating that they have, in accordance with French professional standards, verified the information on the financial position and the financial statements and have reviewed all of the information presented in the Reference Document.

Benoît POTIER
Chairman of the Management Board

Reference document cross-reference table

To facilitate reading of the Annual Report filed as a reference document, the following schedule will help identify the main information required by Regulation no. 809/2004 of the European Commission dated April 29, 2004.

82-522



AMF

This reference document was filed with the French Financial Markets Authority (AMF), on April 10, 2006, in accordance with article 212-13 4 of its General Regulations. It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the AMF.

82-522



82-52:


Ten year


consolidated
financial
summary

82-52



Ten year consolidated financial summary

	Notes	1996	1997	1998	1999	2000
Key figures (in million of euros)						
Revenues		5,241.5	5,851.3	6,087.6	6,537.7	8,099.5
including Gas and Services		4,324.3	4,959.9	5,194.2	5,694.0	7,113.6
Operating income recurring	(1)	663.2	782.5	847.6	935.0	1,116.0
Profit for the period attributable to Equity holders of the parent		422.7	471.1	515.6	562.7	651.8
Cash flow from operating activities before changes in working capital	(2)	910.0	1,013.5	1,156.5 (8)	1,308.4	1,564.3
Purchase of property, plant and equipment and intangible assets		887.3	1,173.2	1,222.5	1,129.4	910.2
Purchase of financial assets		157.8	95.3	211.6	309.0	104.8
Distributions	(3)	160.1	179.4	205.2	221.7	281.8
Shareholders' equity at end of year		3,759.1	4,171.5	4,346.9	4,926.8	5,285.9
Net indebtedness at end of year		842.0	1,258.6	1,676.8	2,432.7	2,280.3
Capital						
Number of shares issued and outstanding		73,117,927	73,156,045	82,921,825	82,862,583	91,429,644
Adjusted number of shares	(4)	112,939,222	113,003,564	113,006,560	112,509,903	112,214,133
Results per share in euros (in euros)						
Net earnings per share	(5)	3.74	4.17	4.56	5.00	5.81
Dividend per share		2.13	2.38	2.40	2.60	3.00
Total dividend (including tax credit until 2003)		3.20	3.57	3.60	3.90	4.50
Dividend adjusted per share		1.38	1.54	1.75	1.90	2.41
Ratios						
Return on equity (ROE)	(6)	11.8%	11.9%	12.1%	12.1%	12.8%
Return on capital employed after tax (ROCE)	(7)	11.0%	10.5%	10.1%	9.6%	10.5%

Bonus dividend:
Since 1995, a bonus dividend equal to 10% of the dividend has been distributed to registered shares since more than two years as of the 31st of December preceding the period of distribution, and owned until the date of the payment of the dividend.
In 2004, the bonus dividend amounts to 0.35 euro per share (no dividend tax credit included), representing a total amount of 9.1 million euros.

(1) Operating income from 1996 till 2004.

(2) Funds provided by operations from 1996 till 2004 (before adjustments on profit / loss on disposal of fixed assets).

(3) Without withholding tax of 8.7 million euros in 2003, 83.9 million euros in 2002, 68.0 million in 2001, 36.1 million in 2000, 26.2 million in 1999, 19.2 million in 1998, 13.6 million in 1997, 13.7 million in 1996, 8.8 million in 1995 and including a bonus dividend of 9.1 million euros in 2004, 7.8 million euros in 2003, 7.8 million in 2002, 7.5 million in 2001, 7.5 million in 2000, 6.3 million in 1999, 6.1 million in 1998, 5.5 million in 1997and 4.1 million in 1996.

(4) Adjusted to account for the weighted number of shares outstanding resulting from share dividends (declared in 2004, 2002, 2000, 1998 and 1996), share offering (from 1996 to 2004) and treasury shares.

(5) Calculated on the adjusted weighted number of shares outstanding during the year (excluding treasury shares).

82-522

	Notes	2001	2002	2003	2004	2004 IFRS	2005
Key figures (in million of euros)							
Revenues		8,328.3	7,900.4	8,393.6	9,376.2	9,428.4	**10,434.8**
including Gas and Services		7,256.7,	6,887.0	7,388.5	8,275.2	8,275.2	**9,147.7**
Operating income recurring[1]		1,177.6,	1,161.6	1,196.0	1,276.9	1,374.6	**1,517.6**
Profit for the period attributable to Equity holders of the parent		701.9	703.2	725.6	777.5	780.1	**933.4**
Cash flow from operating activities before changes in working capital	(2)	1,627.4	1,514.1	1,542.2	1,694.9	1,691.7	**1,804.8**
Purchase of property, plant and equipment and intangible assets		769.8	632.8	746.8	875.4	901.0	**975.2**
Purchase of financial assets		332.4	306.9	74.9	2,858.5	2,858.5	**76.2**
Distributions	(3)	298.1	330.5	327.5	391.2	391.2	**432.1**
Shareholders' equity at end of year		5,353.3	5,219.3	5,079.2	5,373.6	4,916.3	**5,930.5**
Net indebtedness at end of year		2,583.5	2,022.3	1,730.2	3,790.3	4,012.5	**3,739.8**
Capital							
Number of shares issued and outstanding		90,821,483	100,818,441	99,912,917	109,180,823	109,180,823	**109,538,475**
Adjusted number of shares	(4)	110,736,776	109,477,929	108,624,523	107,937,967	107,937,967	**107,747,742**
Results per share in euros (in euros)							
Net earnings per share	(5)	6.34	6.42	6.68	7.20	7.23	**8.66**
[illegible]end per share		3.20	3.20	3.20	3.50	3.50	**3.85**
[illegible] dividend (including tax credit until 2003)		4.80	4.80	4.80	3.50	3.50	**3.85**
[illegible]vidend adjusted per share		2.57	2.90	2.90	3.50	3.50	**3.85**
Ratios							
Return on equity (ROE)	(6)	13.2%	13.4%	14.1%	14.9%	16.3%	**17.2%**
Return on capital employed after tax (ROCE)	(7)	10.7%	10.8%	11.6%	11.3%	11.9%	**11.7%**

(6) Return on equity: (Profit for the period attributable to Equity holders of the parent) / (weighted average of shareholders' equity).

(7) Return on capital employed after tax : (Net earnings after tax before minority interests - financial income (expense) after taxes) / weighted average of (shareholders' equity + minority interests + net indebtedness).

(8) Exclu[illegible]ng the net capital gain on the disposal of hydrogen peroxide business of 38.3 million euros.


Glossary


Business
and
Financial



Contents


Business glossary

■ **Advanced precursors**
The introduction of new materials such as tantale and hafnium in semiconductor manufacturing enables increasingly small and powerful chips to be produced. To integrate these materials into the latest-generation chips, Air Liquide provides its customers with new molecules, called advanced precursors. They are generally in a liquid state and add the active element wanted to the silicon wafers.

■ **Aerosoltherapy**
The delivery of medications through inhalation. Medications are administered in very fine particles through a nebulizer.

■ **Carrier gases**
Carrier gases (e.g., nitrogen, oxygen, and hydrogen, etc.) are used to transport and dilute process gases or to protect semiconductors from minute dust particles.

■ **CO_2**
A mixture of carbon and oxygen, le CO_2 is the chemical formula for carbon dioxide. It is produced when living beings breathe as well as during combustion and fermentation. CO_2 is found in very small quantities in the atmosphere, about 0.035%. Its impact on the greenhouse gas effect is at the heart of the environmental debate.

■ **Cogeneration**
The simultaneous production of steam and electricity. Cogeneration enables more efficient use of primary energy and produces less air pollution, particularly carbon dioxide (CO_2) emissions.

■ **Cryoconservation**
Conservation, mainly of organic products, at very low temperatures in cryogenic fluids such as liquid nitrogen.

■ **Electronics specialty gases**
Specialty gases, like silane and arsine, are "process gases" used at each stage of the chip manufacturing process to allow molecular-scale deposits.

■ **Euro 4**
A new European standard that took effect on January 1, 2006. Its purpose is to reduce polluting emissions from cars, especially nitrogen oxide and carbon monoxide particles.

■ **Fab**
A plant that makes semiconductors.

■ **Fuel cell**
A device that combines hydrocarbon or hydrogen with another chemical, usually oxygen, to produce electricity. A hydrogen fuel cell produces electricity and releases only water.

■ **Gas quenching**
Traditional "quenching" consists of plunging metal parts into oil, after they have been heated at a high temperature, to change their mechanical properties. The pieces then have to be washed and the oil recycled. Gas quenching, which uses nitrogen, is an environmentally friendly alternative, since it avoids washing and recycling.

■ **Greenhouse effect**
Just like greenhouse glazing, the earth's atmosphere allows penetration of the sun's rays. When heated by these rays, the earth re-emits infrared radiation, some of which passes back through the atmosphere, but the rest is reflected back towards the earth by "greenhouse" gases in the atmosphere. The main greenhouse gas is carbon dioxide (CO_2). Reflection of infrared radiation towards the earth maintains its surface temperature. More and more scientists believe that the current heating of the planet is probably the result of an increase in the concentration of greenhouse gases.

■ **GTL (Gas to Liquid)**
The transformation of stranded natural gas into a liquid hydrocarbon. The GTL process, which consumes large volumes of oxygen, provides a solution by converting gases into liquid hydrocarbons free of sulfur, that can be easily transported.

■ **Membrane**
Similar to the filtration of a liquid through a fabric, permeation of a gas mixture, usually through a polymer-based membrane, allows gases to be separated out. This process is particularly useful in recovering hydrogen from a refinery's waste gases.

■ **Metrology**
Metrology consists in the verification and calibration of measurement devices, a critical procedure to operate a production site. Metrology is thus at the heart of customers' production processes.

■ **Moore**
Moore's law states that the constant improvement in technological performances in semiconductors enables the number of components on a given semiconductor surface to double every 18 months.

■ **NOx**
Nitrous oxides are among the pollutants responsible for acid rain. They are part of automobile emissions and are also produced during all high-temperature combustion operations requiring air. Air is composed mainly of oxygen and nitrogen, which can recombine as nitrous oxides.
Replacing air with oxygen avoids the formation of these oxides since nitrogen is not present.

■ On-site production

Producing industrial and medical gas with equipment installed on the customer's site and operated by Air Liquide.

■ Oxygen therapy

The treatment of chronic respiratory insufficiency by administering oxygen to patients at home through oxygen cylinders, oxygen extractors using ambient air, or liquid oxygen tanks.

■ Plasma

A gaseous medium in a highly energized state. Plasma is the fourth state of matter, after solid, liquid and gas. It generally occurs at a very high temperature (several tens of thousands of degrees Celsius) and is produced when an electrical charge is applied to the gas.

■ PPM

A unit of gas concentration given in parts per million.
PPM represents a concentration of one cubic centimeter (cm^3) of gas in a cubic meter (m^3).

■ PPQ

Parts per quadrillion, a gas concentration unit. A quadrillion is 1,000 times a million million. One PPQ therefore represents the concentration of one millionth of a cubic millimeter of gas in one cubic meter.

■ PPT

A unit of gas concentration given in parts per trillion. One PPT is 1 part in 1,000,000,000,000. One PPT thus represents a concentration of one thousandth of a cubic millimeter of gas in a cubic meter.

■ Rare gases

Rare gases are natural, inert gases found in the air we breathe in very small volumes: argon (0.9% of air), neon (0.002%), krypton (0.0001%), xenon (0.00001%).

■ Surfactant

A surfactant is a chemical capable of associating both with a fat and with water, allowing a wide range of fat-in-water mixtures. Soap is the most common surfactant. Surfactants have a number of a pplications in industry, cosmetics and healthcare.

■ Sustainable development

The 1987 report by the U.N. World Commission on Environment and Development defined sustainable development as "development that meets the needs of the present without compromising the ability of future generations to meet their own needs". In simple language, sustainable development balances long-term wealth creation with social performance and environmental conservation.

■ Synthesis gas or syngas

A mixture often produced by natural gas or naphtha reformers that contain hydrogen and carbon monoxide in variable proportions depending on the process used.
Synthesis gas generally cannot be used without the hydrogen and/or carbon monoxide first being purified. It is used mainly in the chemicals and oil and gas industries.

■ Teleflo

An integrated information exchange and remote installation management system set up on the customer site. Teleflo uses telephone and Internet networks to connect Air Liquide and its customers.

■ TFT-LCD

Thin Film Transistor-Liquid Crystal Display are two technologies used to produce graphic screens that use ultrapure gases in a way that's very similar to the manufacture of semiconductors.

■ TGCM

TGCM (Total Gas and Chemical Management) is an Air Liquide services offer that handles every aspect of gas and liquid chemical management, both before and after production of semiconductors, from procurement, quality control, metering and maintenance to the recycling of gases and waste materials.

■ TGM

TGM (Total Gas Management) is a services offer identical to TGCM, but it focuses only on gas products.

■ ULCOS

A European research program in which major steel manufacturers and Air Liquide participate. The purpose of this program is to reduce CO_2 emissions in the steel manufacturing process.

■ Wafer

Wafer: a slice of silicon cut from a silicon ingot with a diameter of 150, 200 or 300 mm. Wafers are used as semiconductor substrates.


Financial glossary

■ Adjusted price

Share price adjusted to take account of changes in capital (issue of new shares, share split, etc). The adjusted share price is used to produce meaningful comparisons of price changes over time.

■ Bond

Tradable security issued by a public or private company, a group or a government. Bonds carry fixed interest for a specific period and are redeemable on maturity.

■ Bonus dividend

Dividend increased by a maximum of 10%, granted to loyal shareholders for all direct shares held continuously for more than two calendar years.

■ Bonus share allocation

Transaction by which the Company issues new shares at no cost to shareholders in proportion to the number of shares already held. Air Liquide has allocated bonus shares on a regular basis.

■ CAC 40

Stock market index, weighted by the free float, which tracks the 40 most actively traded shares on the Euronext regulated markets in Paris. Inclusion is based on size and liquidity criteria.

■ Capital gain

Gain realized on the sale of a security, that is, the difference bet-[illegible]en its sale price and its original purchase price, or book value.

[illegible] flow

[illegible] generated by a company's operations. Cash flow corresponds [illegible]ghly to after-tax earnings plus depreciation and amortization and [illegible]nority interests.

■ Capital employed

Financial resources used by a company to develop its business. It is the sum of equity, minority interests and net indebtedness.

■ Custody account fees

Fees charged by a financial intermediary for maintaining share records. They generally represent a percentage of the portfolio or a set fee per line of shares held. Air Liquide's Shareholder Services provides this service free of charge for shares held in a direct registered account.

■ Deferred settlement service (SRD)

Service available for the most traded shares by which settlement for orders or delivery of shares is deferred to the last trading day of the month. Air Liquide shares are eligible for this service.

■ Dividend

The part of the company's net profits distributed to shareholders. Shareholders determine the dividend at the General Shareholders' Meeting after approval of the financial statements and the allocation of earnings proposed by the Management Board in agreement with the Supervisory Board.

■ Euronext Paris

Company that organizes, manages and develops the securities market and acts as market regulator (financial transactions, monitoring of companies listed on the stock market) with the delegated authority of France's Financial Market Authority (AMF).

■ Euro stoxx 50

Stock Exchange index composed of 50 of the highest capitalizations and most actively traded shares listed in the eurozone.

■ Face value

The issue price of a share as defined in a company's Articles of Association. A company's total capital is the face value of the share multiplied by the number of shares in circulation. The face value of the Air Liquide share is 11 euros.

■ French Financial Market Authority (AMF)

New market authority resulting from the merger of the Stock Exchange Transactions Commission (COB) and the Financial Market Council (CMF). It governs and oversees the conduct and professional ethics of the markets and protects the interests of investors and shareholders.

■ Fractional rights

Part of a share that cannot be distributed in the case of a bonus share allocation or subscription if the number of shares held is not a multiple of the transaction. Example: in a one for ten bonus share allocation, a shareholder holding 125 shares is allocated 12 new shares and five fractional rights (i.e., the equivalent of half a share).

■ Free float

The part of a company's capital in public ownership and tradable on the stock markets. The higher the free float, the greater the liquidity of the shares. 100% of Air Liquide's capital is floated.

■ Goodwill

The difference between the acquisition price and the book value of existing equity capital at the date of entry into the Group's scope.

■ **Investment club**

Group of 5 to 20 individuals that jointly manages a securities portfolio by making regular payments and sharing the income and capital gains.

■ **Liquidity**

Ratio of the volume of shares traded over the total number of shares in circulation.

■ **Market capitalization**

A company's market value, equal at any given time to the quoted share price multiplied by the number of shares in circulation.

■ **Net earnings**

Profit or loss made by the company. It is calculated by adding operating income recurring, other non-recurring operating expenses, net finance costs, other net financial expenses, share of profit of associates, profit (loss) from discontinued operations, then subtracting taxes and minority interests.

■ **Net earnings per share (EPS)**

Net consolidated earnings divided by the number of shares making up the capital.

■ **Operating income recurring**

Annual sales minus the cost of producing, distributing and selling products and the depreciation or amortization of capital expenditures. It indicates a company's ability to generate the margins necessary for its operation and growth.

■ **PER (Price Earning Ratio)**

The ratio of the market price of a share over earnings per share. It is a measure of how many times the share price capitalizes earnings.

■ **Preferential subscription right**

Tradable right giving shareholders priority in subscribing to a number of new shares in proportion to the number of shares already held in the event of a share issue.

■ **Quorum**

Minimum percentage of shares with voting rights required to be present or represented for a General Shareholders' Meeting to be validly constituted.

■ **ROCE (Return On Capital Employed)**

The ratio of net earnings before financial expenses and after taxes over average capital employed. It reflects the net return on funds invested by shareholders and those loaned by banks and financial institutions.

■ **ROE (Return On Equity)**

The ratio of net earnings over shareholders' equity. It represents the net return on money invested by shareholders.

■ **Share**

Tradable security representing a portion of the company's capital. The owner of a share, the shareholder, is a partowner of the company and enjoys certain rights.

■ **Share buyback**

Transaction by which a company buys its own shares on the market, up to a limit of 10% of its capital. The transaction requires shareholder approval at the company's General Shareholders' Meeting. In compliance with relevant regulations, these shares can subsequently be retained, sold, transferred or cancelled.

■ **Shareholders' equity**

The part of a company's capital belonging to its shareholders. It includes the value of issued shares, retained earnings and earnings for the period.

■ **Yield**

Ratio of dividend per share over the share market price.